As filed with the United States Securities and Exchange Commission on July 22, 2021
Registration No. 333-256935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GALILEO ACQUISITION CORP.
(Exact name of registrant as specified in its charter)
Cayman Islands*	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1049 Park Ave. 14A
New York, NY 10028
(347) 517-1041
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
(347) 517-1041
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies to:
Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Matthew A. Gray, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300
Hozefa M. Botee, Esq.
Jeffrey R. Vetter, Esq.
John H. Olson, Esq.
Jerry Ku, Esq.
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
1250 Broadway, 23rd Floor
New York, New York 10001
Telephone: (212) 730-8133
Fax: (877) 881-3007

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed joint proxy statement/consent solicitation statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered*	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock(1)(5)	16,710,000	$10.05(6)	$167,935,500	$18,321.76(10)
Warrants to purchase Common Stock(2)(5)	18,410,000	$1.08(7)	$19,882,800	$2,169.21(10)
Common Stock(3)(5)	18,410,000	$11.50(8)	$211,715,000	$23,098.11(10)
Common Stock(4)(5)	34,500,000	N/A(9)	$1,150(9)	$0.13(10)
Total			$399,534,450	$43,589.21(10)(11)

*
Immediately prior to the consummation of the Business Combination described herein, the registrant, a Cayman Islands exempted company, intends to effect a deregistration under Section 206 of the Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law (the “Domestication”), pursuant to which the registrant’s jurisdiction of incorporation will be transferred by way of continuation from the Cayman Islands to the State of Delaware and the name of the registrant will be changed to “Shapeways Holdings, Inc.”

(1)
Represents the number of ordinary shares (including ordinary shares included in units) outstanding as of June 7, 2021, which, as a result of the Domestication, will be converted by operation of law into shares of common stock of the registrant (the “Common Stock”), excluding 690,000 ordinary shares held by Galileo Founders Holdings, L.P. (the “Sponsor”) which the Sponsor has agreed to forfeit if the Business Combination is consummated.

(2)
Represents the number of warrants to acquire ordinary shares outstanding as of June 7, 2021 (including warrants included in units), which, as a result of the Domestication, will become warrants to acquire the same number of shares of Common Stock at the same price and on the same terms and the warrants that may be purchased by the Sponsor (the “Sponsor Warrants”) upon conversion in full of the outstanding convertible note issued by the registrant to the Sponsor for an aggregate principal amount of up to $500,000.

(3)
Represents the number of shares issuable upon exercise of all of the warrants outstanding as of June 7, 2021, which, as a result of the Domestication, will become warrants to acquire shares of Common Stock, including the number of shares issuable upon exercise of the Sponsor Warrants.

(4)
Represents the maximum number of shares of Common Stock issuable in connection with the Business Combination.

(5)
Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends, or similar transactions.

(6)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the ordinary shares on the New York Stock Exchange on June 7, 2021 in accordance with Rule 457(f)(1).

(7)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the registrant’s publicly traded warrants on the New York Stock Exchange on June 7, 2021 in accordance with Rule 457(f)(1).

(8)
Represents the exercise price of the warrants.

(9)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2). The securities expected to be cancelled in exchange for Common Stock in the Business Combination are securities of a private corporation with an accumulated capital deficit, no market for which exists. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the securities expected to be exchanged in the Business Combination.

(10)
Determined in accordance with Section 6(b) at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

(11)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/consent solicitation statement/prospectus is not complete and may be changed. Galileo Acquisition Corp. may not issue the securities offered by this joint proxy statement/consent solicitation statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/consent solicitation statement/prospectus is a part, is declared effective. This joint proxy statement/consent solicitation statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.
PRELIMINARY JOINT PROXY STATEMENT/CONSENT SOLICITATION
STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED JULY 22, 2021
To the Shareholders of Galileo Acquisition Corp.:
You are cordially invited to attend the extraordinary general meeting (the “Meeting”) of Galileo Acquisition Corp. (“Galileo”), which will be held virtually at 10 a.m., Eastern Time, on             , 2021. In light of ongoing developments related to the novel coronavirus, after careful consideration, Galileo has determined that the Meeting will be a virtual meeting conducted via live webcast in order to facilitate shareholder attendance while safeguarding the health and safety of Galileo’s shareholders, directors and management team. For the purposes of Galileo’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the physical place of the meeting will be at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105. You or your proxyholder will be able to attend and vote at the Meeting by visiting https://www.cstproxy.com/galileoacquisitioncorp/sm2021 and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying joint proxy statement/consent solicitation statement/prospectus.
On April 28, 2021, Galileo entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Galileo Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”), in the capacity from and after the closing of the transactions contemplated by the Merger Agreement as representative of the Galileo shareholders (other than holders of securities of Shapeways) in accordance with the terms of the Merger Agreement (the “Purchaser Representative”), Shapeways, Inc., a Delaware corporation (“Shapeways”) and Fortis Advisors LLC, in the capacity from and after the Closing as the representative of the Shapeways Stockholders in accordance with the terms of the Merger Agreement (the “Seller Representative”), as it may be amended and supplemented from time to time, and the transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder (collectively, the “Business Combination”). You are being asked to vote on the Business Combination.
It is proposed that, upon the effectiveness of the Business Combination (the “Closing”), Galileo will change its name to “Shapeways Holdings, Inc.” Galileo and Shapeways, following the Business Combination, are both referred to herein as the “Company” or the “Combined Company.”
As a result of and upon the Closing, among other things, all outstanding stock of Shapeways will be cancelled in exchange for the right to receive newly issued shares of common stock of the Company, par value $0.0001 per share (“Common Stock”); other outstanding Shapeways securities will be exchanged for rights to receive new shares of Common Stock and/or securities convertible into or exercisable for new shares of Common Stock. The total consideration received by securityholders of Shapeways from Galileo at the Closing will have an aggregate value equal to $406,000,000 (the “Merger Consideration”). The Merger Consideration deliverable to Shapeways stockholders will be allocated pro rata, after giving effect to the required conversion of all of the outstanding shares of Shapeways preferred stock into shares of Shapeways common stock immediately prior to, and contingent upon, the Closing.
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, Galileo will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware pursuant to the Domestication (defined below) and (ii) at the Closing, and following the Domestication and the PIPE Investment (defined below), Merger Sub will merge with and into Shapeways (the “Merger”), with Shapeways continuing as the surviving entity and wholly-owned subsidiary of Galileo, and with each Shapeways stockholder receiving shares of Common Stock (as further described below).
Simultaneously with the execution of the Merger Agreement, Galileo and Shapeways entered into subscription agreements with investors (the “PIPE Investors”) for an aggregate of $75,000,000 for 7.5 million shares of Common Stock (the “PIPE Shares”) at a price of $10.00 per share in a private placement in Galileo (the “PIPE Investment”) to be consummated simultaneously with the Closing. Consummation of the PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Galileo’s Trust Account (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).
The PIPE Investors include certain existing Shapeways stockholders. Desktop Metal, a supplier to Shapeways, has also agreed to invest $20 million in the PIPE. As a result of this investment, Shapeways will be obligated to purchase $20.0 million of materials from Desktop Metal. Shapeways and Desktop Metal will also negotiate the terms of a commercial relationship, although there is no definitive agreement as to the terms of any such relationship and there can be no assurance that the parties will enter into any such relationship.
Galileo’s units, ordinary shares and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “GLEO.U,” “GLEO”, and “GLEO WS”, respectively. On July 19, 2021, the closing sale prices of Galileo’s units, ordinary shares and warrants were $11.07, $10.01, and $1.13, respectively. At the Closing of the Business Combination, each unit of Galileo will separate into its components, consisting of one share of common stock and one warrant (each warrant entitling the holder thereof to purchase one share of common stock) and the units will cease to exist as separate securities. Galileo intends to apply for the listing of the common stock and warrants on the NYSE following the completion of the Business Combination under the symbols “SHPW” and “SHPW WS,” respectively.
Only holders of record of ordinary shares of Galileo, par value $0.0001 per share (the “Ordinary Shares”), at the close of business on            , 2021 (the “Record Date”), are entitled to notice of the Meeting and the right to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

This joint proxy statement/consent solicitation statement/prospectus provides Galileo shareholders with detailed information about the Business Combination and other matters to be considered at the Meeting. Galileo urges its shareholders to carefully read this entire document and the documents incorporated herein by reference. Galileo shareholders should also carefully consider the risk factors described in “Risk Factors” beginning on page 57 of this joint proxy statement/consent solicitation statement/prospectus.
This joint proxy statement/consent solicitation statement/prospectus incorporates by reference important business and financial information about Galileo from documents Galileo has filed with the Securities and Exchange Commission that are not included in or delivered with this joint proxy statement/consent solicitation statement/prospectus and other filings of Galileo with the Securities and Exchange Commission by visiting its website at www.sec.gov or requesting them in writing or by telephone from Galileo at the following address:
Alberto Recchi
Galileo Acquisition Corp.
1049 Park Ave. 14A, New York, NY 10028
Telephone at (347) 517-1041
You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by        , 2021 in order to receive them before the annual meeting.
After careful consideration, Galileo’s board of directors has approved the Merger Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Meeting (the “Proposals”) is in the best interests of Galileo and recommends that you vote or give instruction to vote “FOR” each of those Proposals.
The existence of financial and personal interests of Galileo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Galileo and what may be best for a Galileo director’s personal interests when determining to recommend that Galileo shareholders vote for the Proposals presented at the Meeting. See the sections entitled “The Business Combination Proposal — Interests of Galileo’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying joint proxy statement/consent solicitation statement/prospectus for a further discussion.
Your vote is very important.   To ensure your representation at the Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying joint proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.
On behalf of Galileo’s board of directors, I would like to thank you for your support of Galileo and look forward to a successful completion of the Business Combination.
Very truly yours,
/s/Luca Giacometti
Luca Giacometti
Chairman and Chief Executive Officer
Galileo Acquisition Corp.
If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the Proposals.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES AND WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/consent solicitation statement/prospectus or determined that the accompanying joint proxy statement/consent solicitation statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying joint proxy statement/consent solicitation statement/prospectus is dated July 22, 2021 and is first being mailed to the shareholders of Galileo on or about dated          , 2021.

LETTER TO SHAPEWAYS STOCKHOLDERS
Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Galileo Acquisition Corp., a Cayman Islands exempted company (“Galileo”), Galileo Acquisition Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Purchaser Representative”), Fortis Advisors LLC, a Delaware limited liability company (the “Seller Representative”) and Shapeways, Inc., a Delaware corporation (“Shapeways”), Merger Sub will merge with and into Shapeways (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Shapeways surviving the merger as a wholly owned subsidiary of Galileo.
The enclosed joint proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of Shapeways’ board of directors to request that Shapeways’ stockholders as of the record date of             , 2021 execute and return written consents to adopt the Merger Agreement and approve the Business Combination.
The joint proxy statement/consent solicitation statement/prospectus describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex C to the joint proxy statement/consent solicitation statement/prospectus.
A summary of the appraisal rights that may be available to you is described in the joint proxy statement/consent solicitation statement/prospectus in the subsection entitled “The Business Combination — Appraisal Rights — Appraisal Rights of Shapeways’ Stockholders.” Please note that if you wish to exercise appraisal rights, you must not sign and return a written consent adopting the Merger Agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights, as described in the aforementioned section of the joint proxy statement/consent solicitation statement/prospectus.
Shapeways’ board of directors has considered the Business Combination and the terms of the Merger Agreement and has determined unanimously that the Business Combination and the Merger Agreement are fair to and in the best interests of Shapeways and Shapeways’ stockholders and recommends that Shapeways’ stockholders adopt the Merger Agreement and approve the Business Combination by submitting a written consent. As described in this joint proxy statement/consent solicitation statement/prospectus, certain stockholders of Shapeways, whose ownership interests collectively represent the outstanding shares of Shapeways common stock and Shapeways preferred stock sufficient to approve the Business Combination on behalf of Shapeways, are parties to a support agreement with Galileo whereby such stockholders agreed to vote all of their shares of Shapeways common stock and Shapeways preferred stock in favor of approving the Business Combination and other proposed transactions contemplated by the Merger Agreement.
Please complete, date and sign the written consent furnished with the joint proxy statement/consent solicitation statement/prospectus and return it promptly to Shapeways by one of the means described in the section entitled “Shapeways’ Solicitation of Written Consents.”
If you have any questions concerning the Merger Agreement, the Business Combination, the consent solicitation or the accompanying joint proxy statement/consent solicitation statement/prospectus, or if you have any questions about how to deliver your written consent, please email investors@shapeways.com and shapeways_solicitation@gunder.com or contact Shapeways, Inc. at 30-02 48th Avenue, Long Island City, NY 11101, Attention: Chief Financial Officer.
By Order of the Board of Directors,

Greg Kress Chief Executive Officer

ADDITIONAL INFORMATION
The accompanying document is the joint proxy statement/consent solicitation statement/prospectus of Galileo for the Meeting, the consent solicitation statement for the Shapeways stockholders and the prospectus for the securities of Galileo following the Domestication and Business Combination. This joint proxy statement/consent solicitation statement/prospectus is available upon written or oral request. This document and other filings by Galileo with the Securities and Exchange Commission (the “SEC”) may be obtained by either written or oral request to the attention of Galileo’s Chief Financial Officer at Galileo Acquisition Corp., 1049 Park Ave. 14A, New York, NY 10028 or by telephone at (347) 517-1041.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.
In addition, if Galileo public shareholders have questions about the Proposals or the accompanying joint proxy statement/consent solicitation statement/prospectus, would like additional copies of the accompanying joint proxy statement/consent solicitation statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact the proxy solicitor for Galileo, Morrow Sodali LLC:
Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: GLEO.info@investor.morrowsodali.com
Galileo shareholders will not be charged for any of the documents that they request.
See the section entitled “Where You Can Find More Information” of the accompanying joint proxy statement/consent solicitation statement/prospectus for further information.
Information contained on the Shapeways website, or any other website, is expressly not incorporated by reference into this joint proxy statement/consent solicitation statement/prospectus.
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than            , 2021.

i

GALILEO ACQUISITION CORP.
1049 Park Ave. 14A
New York, NY 10028
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON            , 2021
TO THE SHAREHOLDERS OF GALILEO ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of Galileo Acquisition Corp., a Cayman Islands exempted company (“Galileo”), will be held at 10 a.m., Eastern Time, on            , 2021. In light of ongoing developments related to the novel coronavirus, after careful consideration, Galileo has determined that the Meeting will be a virtual meeting conducted via live webcast in order to facilitate shareholder attendance while safeguarding the health and safety of Galileo’s shareholders, directors and management team. For the purposes of Galileo’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the physical place of the meeting will be 1345 Avenue of the Americas, 11th, Floor, New York, NY 10105. You are cordially invited to attend the Meeting online by visiting https://www.cstproxy.com/galileoacquisitioncorp/sm2021 and using a control number assigned by Continental Stock Transfer & Trust Company. The Meeting will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying joint proxy statement/consent solicitation statement/prospectus. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders of Galileo (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this joint proxy statement/consent solicitation statement/prospectus. Only registered shareholders will be able to submit questions through the virtual meeting format, as further described in the accompanying joint proxy statement/consent solicitation statement/prospectus.
At the Meeting, Galileo shareholders will be asked to consider and vote on the following Proposals:
(1)
Proposal 1 — The Domestication Proposal — To consider and vote upon a Proposal by special resolution to (a) change the domicile of Galileo pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation (the “Domestication”). The Domestication will be effected immediately prior to the consummation of the Business Combination (as defined below) by Galileo filing a Certificate of Corporate Domestication and the Proposed Charter in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex A with the Delaware Secretary of State and filing an application to de-register Galileo with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Galileo will become a Delaware corporation and all outstanding securities of Galileo will convert to outstanding securities of the continuing Delaware corporation, as described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus. At the time of the Domestication, simultaneously with the adoption of the Proposed Charter, the Galileo board of directors (the “Galileo Board”) intends to adopt Bylaws (the “Bylaws”) in the form appended to this joint proxy statement/consent solicitation statement/prospectus as Annex B. The Domestication Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 1: The Domestication Proposal.”

(2)
Proposal 2 — The Business Combination Proposal — To consider and vote upon a Proposal by ordinary resolution to approve the Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Galileo, Galileo Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”), in the capacity from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement as representative of the Galileo shareholders (other than holders of securities of Shapeways) for the purposes set forth in the Merger Agreement (the “Purchaser Representative”), Shapeways, Inc., a Delaware corporation

1

(“Shapeways”) and Fortis Advisors LLC, in the capacity from and after the Closing as representative of the Shapeways Stockholders (the “Seller Representative”), and the transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder (collectively, the “Business Combination”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Shapeways (the “Merger”), with Shapeways continuing as the surviving entity of the Business Combination and becoming a subsidiary of Galileo as described in more detail in the attached joint proxy statement/consent solicitation statement/prospectus.
A copy of the Merger Agreement is appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex C. The Business Combination Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 2: The Business Combination Proposal.”
(3)
Proposal 3 — The Charter Proposal — To consider and vote on a Proposal by special resolution to approve, in connection with the Merger, the replacement of the Current Charter with the proposed new certificate of incorporation (the “Proposed Charter”) of Galileo (a corporation incorporated in the State of Delaware, following the Domestication, assuming that the Domestication is approved by the Galileo shareholders), in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex A, to be effective upon the Domestication, assuming the filing with and acceptance by the Delaware Secretary of State of the Certificate of Corporate Domestication in accordance with Section 388 of the Delaware General Corporation Law, pursuant to which the name of the surviving corporation will be changed to “Shapeways Holdings, Inc.” The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Galileo shareholders. The Charter Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 3: The Charter Proposal.”

(4) – (9)
Proposals 4 – 9 — The Organizational Documents Proposals — To consider and vote, on an advisory and non-binding basis, on six separate Proposals by ordinary resolution to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Merger is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). The Organizational Documents Proposals are described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposals 4 – 9: The Organizational Documents Proposals.”

(10)
Proposal 10 — The Share Escrow Amendment Proposal — To consider and vote on a Proposal by ordinary resolution to approve an amendment, in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex D, to the Share Escrow Agreement entered into at the time of Galileo’s initial public offering, effected by the filing with the SEC of the prospectus contained in the registration statement on form S-1 (File No. 333-234049, the “IPO Prospectus”) (the “IPO”), the Sponsor and the escrow agent thereunder to revise the lock-up period under the Share Escrow Agreement to match the lock-up period reflected in the Lock-Up Agreements with certain stockholders of Shapeways (the “Lock-Up Agreements”) entered into simultaneously with the Merger Agreement in connection with the Business Combination. The Share Escrow Amendment Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 10: The Share Escrow Amendment Proposal.”

(11)
Proposal 11 — The NYSE Proposal — To consider and vote upon a Proposal by ordinary resolution to approve, for purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of (a) shares of Common Stock to the PIPE Investors,

2

pursuant to the PIPE Investment, and (b) shares of Galileo stock to the Shapeways stockholders pursuant to the Merger Agreement. The NYSE Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 11: The NYSE Proposal.”
(12)
Proposal 12 — The Incentive Plan Proposal — To consider and vote on a Proposal by ordinary resolution to approve the Shapeways Holdings, Inc. 2021 Equity Incentive Plan (the “Incentive Plan”), in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex E. The Galileo Board intends to adopt the Incentive Plan, subject to approval from the shareholders of Galileo, effective immediately prior to the Closing, to be used by the Combined Company after the Closing. The Incentive Plan Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 12: The Incentive Plan Proposal.”

(13)
Proposal 13 — The ESPP Proposal — To consider and vote on a Proposal by ordinary resolution to approve the Shapeways Holdings, Inc. Employee Stock Purchase Plan (the “ESPP”), in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex F. The Galileo Board intends to adopt the ESPP, subject to the approval of the Galileo shareholders, effective immediately prior to the Closing for the purpose of providing the Company with the ability to grant eligible employees rights to purchase shares of common stock of the Combined Company after the Closing. The ESPP Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 13: The ESPP Proposal.”

(14)
Proposal 14 — The Director Appointment Proposal — To consider and vote upon a Proposal by ordinary resolution to appoint seven (7) directors, effective upon the Closing, to serve staggered terms on the Company’s board of directors until the first, second and third annual meetings of stockholders after the Closing, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause. The Director Appointment Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 14: The Director Appointment Proposal.”

(15)
Proposal 15 — The Adjournment Proposal — To consider and vote upon a Proposal by ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Galileo Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting. The Adjournment Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 15: The Adjournment Proposal.”

The Proposals being submitted for a vote at the Meeting are more fully described in the accompanying joint proxy statement/consent solicitation statement/prospectus, which also includes, as Annex C, a copy of the Merger Agreement. Galileo urges you to read carefully the accompanying joint proxy statement/consent solicitation statement/prospectus in its entirety, including the annexes and accompanying financial statements.
After careful consideration, the Galileo Board has approved the Merger Agreement and the Business Combination and determined that each of the Proposals to be presented at the Meeting is in the best interests of Galileo and recommends that each of the Galileo shareholders votes or give instruction to vote “FOR” each of the above Proposals.
The existence of financial and personal interests of Galileo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Galileo and what may be best for a director’s personal interests when determining to recommend that Galileo shareholders vote for the Proposals. See the sections entitled “The Business Combination Proposal — Interests of Galileo’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying joint proxy statement/consent solicitation statement/prospectus for a further discussion.

3

The record date for the Meeting is            , 2021. Only holders of record of Ordinary Shares of Galileo at the close of business on the record date are entitled to notice of and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.
Galileo’s units, Ordinary Shares and warrants are traded on the NYSE under the symbols “GLEO.U,” “GLEO”, and “GLEO WS”, respectively. At the Closing, each unit will separate into its components, consisting of one share of Common Stock and one warrant (each warrant entitling the holder thereof to purchase one share of Common Stock) and the units will cease to exist as separate securities. Upon the Closing, Galileo intends to change its name from “Galileo Acquisition Corp.” to “Shapeways Holdings, Inc.” Galileo intends to apply to list its common stock and warrants on the NYSE under the symbols “SHPW” and “SHPW WS,” respectively, upon the Closing.
Pursuant to Galileo’s Current Charter, a Galileo public shareholder may request that Galileo redeem all or a portion of its public shares for cash if the Business Combination is consummated. Holders of Galileo public shares will be entitled to receive cash for their public shares to be redeemed only if they:
(a)
hold public shares or hold public shares through units and elect to separate their units into the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares; and

(b)
prior to       , Eastern Time, on       , 2021 (two business days prior to the vote at the Meeting), (i) submit a written request to Galileo’s transfer agent, Continental Stock Transfer & Trust Company (the “Transfer Agent”) that Galileo redeem the applicable public shares for cash and (ii) deliver share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of Galileo units must elect to separate the underlying shares and warrants prior to exercising redemption rights with respect to the public shares. If units are held in an account at a brokerage firm or bank, holders thereof must notify their broker or bank that they elect to separate the units into the underlying shares and warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Galileo public shareholders may elect to redeem all or a portion of their public shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Galileo will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding public shares. As of June 1, 2021, this would have amounted to approximately $10.09 per public share. If a Galileo public shareholder exercises its redemption rights, then such shareholder will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may not be withdrawn once submitted to Galileo unless the Galileo Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). A Galileo shareholder can make such request by contacting the Transfer Agent at the address or email address listed in the accompanying joint proxy statement/consent solicitation statement/prospectus. Galileo will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Meeting — redemption rights” in the accompanying joint proxy statement/consent solicitation statement/prospectus for a detailed description of the procedures to be followed if a Galileo public shareholder wishes to redeem its public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Except as follows, each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Share Escrow Amendment Proposal, the NYSE Proposal, the Incentive Plan Proposal, the ESPP

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Proposal and the Director Appointment Proposal is interdependent on each other. The Organizational Documents Proposals are conditional upon the Charter Proposal; the Adjournment Proposal is not conditioned on the approval of any other Proposal. If Galileo’s shareholders do not approve each of the Proposals other than the Organizational Documents Proposals, which are advisory in nature, the Business Combination may not be consummated.
Each of the Proposals other than the Domestication Proposal and the Charter Proposal must be approved by ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.
Each of the Domestication Proposal and the Charter Proposal must be approved by special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.
Your attention is directed to the joint proxy statement/consent solicitation statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. Galileo urges its shareholders to read the accompanying joint proxy statement/consent solicitation statement/prospectus carefully.
If you have any questions or need assistance voting your Ordinary Shares of Galileo, please contact Galileo’s proxy solicitor, Morrow Sodali LLC:
Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: GLEO.info@investor.morrowsodali.com
By Order of the Board of Directors /s/ Luca Giacometti Luca Giacometti Chairman and Chief Executive Officer

5

i

ANNEXES

ii

FREQUENTLY USED TERMS
In this document:
“Adjournment Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to adjourn the Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by the Galileo Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting.
“Administrative Services Agreement” means the agreement commenced on October 17, 2019 between Galileo and Ampla Capital, LLC, an affiliate of Galileo’s Chief Financial Officer, pursuant to which Galileo shall pay Ampla Capital, LLC a monthly fee of approximately $3,000 for general and administrative services, including office space, utilities and secretarial support through the earlier of the consummation of a business combination or Galileo’s liquidation.
“Ancillary Documents” means each agreement, instrument or document attached to the Merger Agreement or executed or delivery by any party to the Merger Agreement in connection with or pursuant to the Merger Agreement.
“Assumed Warrants” means the New Purchaser Warrants and the Earnout Warrants.
“Business Combination” means the proposed business combination of Galileo with Shapeways pursuant to the terms and conditions of the Merger Agreement.
“Business Combination Marketing Agreement” means the letter agreement between Galileo and EBC, dated as of October 17, 2019, pursuant to which EBC agrees to provide certain services related to Galileo’s business combination pursuant to the terms thereof.
“Business Combination Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve the Business Combination.
“Bylaws” means the bylaws of the Company to take effect simultaneously with the Closing, in the form included as Annex B to this joint proxy statement/consent solicitation statement/prospectus, as further described in the “Domestication Proposal” and the “Charter Proposal” sections of this joint proxy statement/consent solicitation statement/prospectus.
“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised).
“Charter Proposal” means the Proposal by special resolution to be considered at the Meeting to replace the Current Charter with the Proposed Charter.
“Closing” means the closing of the Merger and all of the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company following the Domestication and Merger, with the rights and preferences and subject to the terms and conditions set forth in the Proposed Charter.
“Company” or the “Combined Company” refers to the combined company immediately following the Merger that shall be renamed “Shapeways Holdings, Inc.” upon the Closing.
“Company Board” means the board of directors of the Combined Company subsequent to the completion of the Business Combination.
“Craig Hallum” means Craig-Hallum Capital Group LLC.
“Craig Hallum Engagement Letter” means the engagement letter entered on April 26, 2021 between Galileo and Craig Hallum with respect to the capital markets advisory services in connection with the Business Combination.

“Current Charter” means Galileo’s current Amended and Restated Memorandum and Articles of Association, as may hereafter be amended.
“Delaware Secretary of State” means the Secretary of State of the State of Delaware.
“DGCL” means the Delaware General Corporation Law, as amended.
“Director Appointment Proposal” means the Proposal by ordinary resolution to appoint seven (7) directors, effective upon the Closing, to serve staggered terms on the Company Board until the first, second and third annual meetings of stockholders after the Closing, as applicable, or until their respective successors have been duly elected and qualified or until their earlier death, resignation, retirement or removal for cause.
“Domestication Proposal” means the Proposal by special resolution to be considered at the Meeting to approve the Domestication.
“DTC” means The Depository Trust Company.
“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.
“EBC” means EarlyBirdCapital, Inc., the lead underwriter in the IPO.
“EGS” means Ellenoff Grossman & Schole LLP.
“Earnout Period” means the three (3) year period after the Closing.
“Earnout Shares” means, collectively the Stockholder Earnout Shares, the Purchaser RSU Shares and the Warrant Earnout Shares.
“Earnout Terms” means the share price-based vesting and forfeiture conditions applicable to the Stockholder Earnout Shares, the Purchaser RSU Shares and the Warrant Earnout Shares, pursuant to which 50% of such shares are subject to release or vesting (as applicable) in the event that the Common Stock reaches the Tier I Share Price Target, and the remaining 50% of such shares are subject to release or vesting (as applicable) in the event that the Common Stock reaches the Tier II Share Price Target, subject, in each case to other terms and conditions that may apply to such securities and provided that such securities are subject to forfeiture if the Tier I Share Price Target or the Tier II Share Price Target, or both, are not achieved during the Earnout Period.
“Earnout Warrants” means the warrants to purchase Warrant Earnout Shares to be issued to holders of in-the-money Shapeways Warrants at the Closing in accordance with the terms of the Merger Agreement.
“EBC Transaction Fee” means a transaction fee equal to 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000 (up to 25% of which may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination).
“Effective Time” means the time when the Merger is consummated, upon the filing of the Certificate of Merger for the merger of Merger Sub with and into Shapeways with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL.
“Employment Agreements” mean the employment agreements with Key Employees required to be delivered to Galileo in accordance with the terms of the Merger Agreement.
“ESPP” means the employee stock purchase plan of the Combined Company, the form of which is attached as Annex F.
“ESPP Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve the ESPP.
“Escrow Account” means the Escrow Account into which the Stockholder Earnout Shares will be deposited at Closing pursuant to the terms of the Merger Agreement and the Escrow Agreement.
“Escrow Agent” means Continental Stock Transfer & Trust Company (or another escrow agent mutually acceptable to Galileo and Shapeways).

“Escrow Agreement” means the agreement between the Seller Representative and the Escrow Agent, in a form reasonably acceptable to the Purchaser, to be entered into prior to the Closing in accordance with the terms of the Merger Agreement.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Founder Registration Rights Agreement” means the Registration Rights Agreement dated as of October 17, 2019, by and among Galileo, the Sponsor and EBC.
“Founder Registration Rights Amendment” means the amendment to the Founder Registration Rights Agreement to be entered into by the parties to the Founder Registration Rights Agreement prior to the Closing in order to revise the lock-up period thereunder to align with the lock-up period under the Lock-Up Agreements.
“Founder Shares” means the 3,450,000 ordinary shares held by the Sponsor or affiliates of the Sponsor as of the Record Date.
“GAAP” means U.S. generally accepted accounting principles.
“Galileo Board” means the board of directors of Galileo.
“Galileo Securities” means the units, the ordinary shares and the warrants of Galileo, and, after the Domestication and upon the Closing of the Business Combination, the Common Stock, collectively.
“HSR Fee Loan” means the loan, if any, to Galileo by Shapeways of 50% of all filing fees and expenses required under any applicable antitrust laws in connection with the Business Combination, to be repaid or otherwise satisfied in full in the manner and according to the terms set forth in the Merger Agreement.
“Incentive Plan” means the equity incentive plan of the Combined Company, the form of which is attached as Annex E.
“Incentive Plan Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve and adopt the Incentive Plan.
“initial shareholders” means the Sponsor and any other holders of the Founder Shares (or their permitted transferees).
“Interim Period” means the period between the date of execution of the Merger Agreement, and the Closing (or, if the Merger Agreement is terminated prior to consummation of the Merger, the date of such termination).
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means Galileo’s initial public offering consummated on October 22, 2019.
“IPO Prospectus” means the final prospectus of the Purchaser, dated as of October 17, 2019, filed with the SEC on October 21, 2019 (File No. 333-234049).
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Key Executives” means Gregory Kress, Jennifer Walsh and Miko Levy.
“Maples” means Maples and Calder (Cayman) LLP.
“Meeting” means the extraordinary general meeting of Galileo, to be held by virtual meeting at 10.00 a.m. Eastern Time on             , 2021, and any adjournments thereof.
“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, by and among Galileo, Merger Sub, the Purchaser Representative, the Seller Representative and the Company, as it may be amended and supplemented from time to time. A copy of the Merger Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex C.
“Merger Consideration” means the total consideration to be received by the Shapeways Securityholders at the Closing pursuant to the terms of the Merger Agreement. The Merger Consideration will have an aggregate value equal to $406,000,000, which includes the Earnout Consideration (shares of Common Stock representing 10% of the Merger Consideration which are subject to Earnout Terms, including vesting and forfeiture restrictions, after the Closing), and represents the aggregate consideration to Shapeways Stockholders, Shapeways Optionholders and Shapeways Warrantholders from the Business Combination. The Merger Consideration to Shapeways Stockholders (the “Stockholder Merger Consideration”) will be payable solely in new shares of Common Stock, ten percent of which will be withheld and deposited into escrow at the Closing, subject to vesting and forfeiture in accordance with the Earnout Terms. The Merger Consideration to Shapeways Optionholders and Shapeways Warrantholders will be payable in new shares of Common Stock and/or securities convertible into or exercisable for new shares of Common Stock, ten percent of which will be subject to the Earnout Terms after the Closing.
The value of the Merger Consideration was the result of negotiations between Galileo and Shapeways detailed in the section of this joint proxy statement/consent solicitation statement/prospectus titled “Proposal 2 — Business Combination Proposal —  Background of the Business Combination”, taking into account the factors described therein, including Galileo’s due diligence findings, its review and analysis of the projections and other information presented by Shapeways to the Board and the views and professional experience of the members of the Board. As a result of Galileo’s and Shapeways’ negotiations, the parties agreed upon a total post -money enterprise value for Shapeways of $410,000,000, taking into account assumptions which include that there will no redemptions from the Trust Account at the Closing, that Galileo will have received at least $75.0 million in proceeds from the PIPE Investment, that the number of outstanding Galileo ordinary shares, Representative Shares and Founder Shares, respectively, are the same as the number of shares outstanding as of March 31, 2021 (taking into account the forfeiture of 690,000 Founder Shares at the Closing in accordance with the Sponsor Forfeiture Letter), and that estimated transaction fees and expenses will be $20.0 million. The transaction consideration will consist solely of shares of Common Stock and securities exercisable for or convertible into Common Stock and there will be no new debt assumed at the Closing.
“Minimum Cash Condition” means the condition to the Closing, which may be waived by Shapeways, that, upon the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to one hundred million dollars ($100,000,000).
“Needham” means Needham & Company, LLC.
“Needham Engagement Letter” means the engagement letter entered on April 26, 2021, between Galileo and Needham with respect to the capital markets advisory services in connection with the Business Combination.
“New Purchaser Warrants” means the warrants to purchase shares of Common Stock issuable to the holders of Shapeways Warrants at the Closing on the terms and subject to the conditions set forth in the Merger Agreement.
“NYSE” means the New York Stock Exchange.
“NYSE Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve, for the purposes of complying with NYSE Rule 302.03, the issuance of more than 20% of the voting power or number of issued and outstanding Ordinary Shares, or change in control, resulting from the PIPE Investment and in connection with the Business Combination.
“Non-Competition Agreement” means the Non-Competition and Non-Solicitation Agreement among Galileo, Greg Kress and Shapeways, effective as of April 28, 2021.
“Ordinary Shares” or “ordinary shares” means the ordinary shares, par value $0.0001 per share, of Galileo prior to the Domestication.
“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Organizational Documents Proposals” means the six (6) separate charter Proposals (Organizational Documents Proposals 4 – 9) by ordinary resolution to be considered at the Meeting to approve, on an advisory and non-binding basis, certain governance provisions in the Proposed Charter, which vote is not otherwise required by Delaware law, separate and apart from the Charter Proposal, but is required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions.
“PFIC” means a passive foreign investment company.
“Preference Shares” or “preference shares” means the preference shares, par value $0.0001 per share, of Galileo.
“Private Placement Warrants”, “private placement warrants” or “private warrants” means the warrants issued to the Sponsor and EBC in a private placement simultaneously with the closing of the IPO.
“Proposed Charter” means the certificate of incorporation in the form included as Annex A to this joint proxy statement/consent solicitation statement/prospectus, proposed to be in effective at and following the Closing of the Business Combination, as further described in the “Charter Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
“Public Securities” means, collectively, all of the Units, all of the Ordinary Shares and all of the Public Warrants (while such securities are components of Units and as separate securities), together with all Ordinary Shares issuable upon exercise of Public Warrants (and, after Domestication and the Business Combination, all of the Common Stock and warrants to purchase Common Stock into which any of the foregoing may be converted, or which may be issuable pursuant to or upon exercise of any of the foregoing).
“Public Shareholder” or “public shareholder” means a holder of Galileo public shares, including the initial shareholders and management team to the extent the initial shareholders and/or members of the management team purchase public shares, provided that each initial shareholder and member of the management team’s status as a “public shareholder” shall only exist with respect to such public shares.
“Public Shares” or “public shares” means the ordinary shares sold of Galileo as part of the units in the IPO (whether they were purchased in such offering or thereafter in the open market).
“Public Warrant” or “public warrants” or “redeemable warrants” means the redeemable warrants sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market).
“Public Warrant Holders” means the holders of the Public Warrants.
“Purchaser Earnout RSUs” means the restricted stock units to be issued to holders of in-the-money Shapeways Options at the Closing in accordance with the terms of the Merger Agreement.
“Purchaser RSU Shares” means the shares of Common Stock underlying the Purchaser Earnout RSUs.
“Purchaser Options” means the options to purchase shares of Common Stock to be issued to holders of Shapeways Options at the Closing pursuant to the terms of the Merger Agreement.
“Record Date” means             , 2021.
“Redemption” means a redemption of public shares for the Redemption Price.
“Redemption Date” means that date on which holders of public shares may be eligible to redeem their Public Shares for Redemption in accordance with the Current Charter.
“Redemption Price” means an amount equal to the price at which holders of public shares may redeem or convert their ordinary shares for cash in connection with the Business Combination pursuant to the Redemption.
“Registration Rights Agreement” means the registration rights agreement to be entered into prior to the Closing between certain Shapeways Stockholders and Galileo.

“Representative Shares” means the 125,000 ordinary shares issued by Galileo to designees of EBC in August 2019 which, following the Share Dividend, resulted in EBC or its designees owning 150,000 Representative Shares.
“Required Galileo Shareholder Approval” means the vote of the Galileo shareholders required to approve the Merger Agreement and each applicable Ancillary Agreement and all the transactions contemplated by the Merger Agreement in accordance with the Galileo Organizational Documents.
“Required Company Stockholder Approval” means the vote of the Shapeways Stockholders (including any separate class or series vote that is required pursuant to Shapeways’ Organizational Documents, any stockholder agreement or otherwise) required to approve the Merger Agreement and each applicable Ancillary and all of the transactions contemplated by the Merger Agreement in accordance with the Shapeways Organizational Documents.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“Securities Act” means the Securities Act of 1933, as amended.
“Shapeways” means Shapeways, Inc., a Delaware corporation.
“Shapeways Charter” means the Certificate of Incorporation of Shapeways, as amended and effective under the DGCL, prior to the Effective Time.
“Shapeways Common Stock” means the common stock, par value $0.0001 per share, of Shapeways.
“Shapeways Convertible Notes” means the convertible promissory notes issued by Shapeways to Lux Co-Invest Opportunities, L.P., Union Square Ventures 2008, L.P. and Stichting Depositary INKEF Investment Fund, respectively, pursuant to the Note Purchase Agreement dated as of June 19, 2019, as amended on December 14, 2020, to be converted into Shapeways Preferred Stock immediately prior to the Shapeways Preferred Stock Exchange as described in the Merger Agreement.
“Shapeways Equity Plan” means the Shapeways 2010 Stock Plan, as amended from time to time.
“Shapeways Non-Plan Option” means the option to purchase 15,000 shares of Shapeways Common Stock outstanding as of the date of the Merger Agreement that was not granted pursuant to the Shapeways Equity Plan.
“Shapeways Options” means options to purchase shares of Shapeways Stock, including options granted pursuant to the Shapeways Equity Plan and the Shapeways Non-Plan Option.
“Shapeways Optionholders” means holders of Shapeways Options outstanding as of immediately prior to the Effective Time.
“Shapeways Preferred Stock” means the Shapeways Series A-2 Preferred Stock, par value $0.0001 per share, the Shapeways Series B Preferred Stock, par value $0.0001 per share, the Shapeways Series B-1 Preferred Stock, par value $0.0001 per share, the Shapeways Series C Preferred Stock, par value $0.0001 per share, the Shapeways Series D Preferred Stock, par value $0.0001 per share, and the Shapeways Series E Preferred Stock, par value $0.0001 per share.
“Shapeways Preferred Stock Exchange” means the conversion of Shapeways Preferred Stock into Shapeways Common Stock as described in the Merger Agreement, prior to and as a condition to the Closing.
“Shapeways Securities” means, collectively, the Shapeways Stock, the Shapeways Options, the Shapeways Warrants and the Shapeways Convertible Notes.
“Shapeways Securityholders” means all of the holders of Shapeways Securities immediately prior to the Effective Time.
“Sponsor Shares” means the 2,875,000 ordinary shares referred to in the IPO Prospectus as “Sponsor Shares” which, following the Share Dividend, resulted in the Sponsor owning 3,450,000 Founder Shares.
“Shapeways Stock” means any shares of Shapeways Common Stock and Shapeways Preferred Stock.

“Shapeways Stockholders” means all of the holders of Shapeways Stock immediately prior to the Effective Time.
“Shapeways Warrants” means outstanding warrants to purchase shares of Shapeways Stock.
“Shapeways Warrantholders” means holders of Shapeways Warrants outstanding as of immediately prior to the Effective Time.
“Shapeways Written Consent” means the action by written consent of the Shapeways Stockholders pursuant to which Shapeways expects to obtain the Required Company Stockholder Approval.
“Share Dividend” means the share dividend, of 0.2 of a share for each ordinary share in issue, effected by Galileo on October 17, 2019.
“Share Escrow Agreement” means the Share Escrow Agreement, dated as of October 17, 2019, by and among Galileo, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent thereunder, which contains provisions related to transfer restrictions on the Sponsor Shares.
“Share Escrow Amendment” means the amendment to the Share Escrow Agreement to revise the lock-up period thereunder to match the lock-up period in the Lock-Up Agreements to be entered into by the parties to the Share Escrow Agreement prior to the Closing, subject to the approval by the Galileo shareholders.
“Share Escrow Amendment Proposal” means the Proposal by ordinary resolution to be considered at the Meeting to approve to amend the Share Escrow Agreement.
“Share Price Targets” means the Tier I Share Price Target and the Tier II Share Price Target.
“Sponsor Forfeiture Letter” means the letter agreement, dated as of the date of the Merger Agreement, pursuant to which the Sponsor agreed to forfeit 690,000 of the ordinary shares held by the Sponsor conditional upon the occurrence of the Business Combination.
“Sponsor Letter Agreement” means the letter agreement, dated as of October 17, 2019, between Galileo and each of the holders of Sponsor Shares pursuant to which the holders of Sponsor Shares agree to vote all Ordinary Shares beneficially owned by them in favor of a business combination of Galileo, if a business combination is presented to them, and which contains provisions relating to indemnification of the Trust Account, waiver of redemption rights and participation in liquidation distributions from the Trust Account.
“Sponsor Note” means the convertible promissory note entered into by Galileo and its Sponsor on December 14, 2020, pursuant to which the Sponsor agreed to loan Galileo up to an aggregate principal amount of $500,000, which note is convertible at the option of the Sponsor into warrants with the same terms as the Private Warrants at a price of $1.00 per warrant.
“Sponsor Warrants” means the warrants issuable to the Sponsor upon the conversion of the Sponsor Note.
“Stifel” means Stifel, Nicolaus & Company, Incorporated.
“Stifel Engagement Letter” means the letter agreement dated February 23, 2021, between Stifel and Galileo, as amended as of April 27, 2021.
“Stockholder Merger Consideration” means the total portion of the Merger Consideration payable to all Shapeways Stockholders in respect of shares of Shapeways Stock (but excluding Merger Consideration payable in respect of Shapeways Options and Shapeways Warrants) at the Closing pursuant to the Merger Agreement. The Stockholder Merger Consideration will be allocated pro rata among the Shapeways Stockholders based on their ownership of shares of Shapeways common stock after giving effect to the required conversion of all of the outstanding shares of Shapeways preferred stock into shares of Shapeways common stock immediately prior to, and contingent upon, the Closing. The Stockholder Merger Consideration includes the Stockholder Earnout Shares, which will be withheld from delivery to the Shapeways Stockholders at the Closing and deposited into escrow, subject to the vesting and forfeiture conditions of the Earnout Terms.

“Subscription Agreements” means, collectively, the Subscription Agreements entered into simultaneously with the Merger Agreement between Galileo and each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase shares of Galileo in the PIPE Investment, subject to the terms and conditions set forth therein.
“Surviving Corporation” means Shapeways, as the surviving corporation after the Merger.
“Target Company” means Shapeways and its direct and indirect subsidiaries.
“Tier I Share Price Target” means a period of thirty (30) consecutive trading days during the Earnout Period, when the volume weighted average trading price of the Common Stock equals or exceeds $14.00 per share (subject to adjustment after the Closing in accordance with the Merger Agreement).
“Tier II Share Price Target” means a period for thirty (30) consecutive trading days during the Earnout Period, when the volume weighted average trading price of the Common Stock equals or exceeds $16.00 per share (subject to adjustment after the Closing in accordance with the Merger Agreement).
“Transactions” means the transactions contemplated by the Business Combination.
“Transaction Bonus RSUs” means the fully vested restricted stock units to be granted pursuant to the Incentive Plan, subject to the approval thereof by Galileo shareholders, to certain Shapeways employees within thirty (30) days of the Closing in accordance with the terms of the Merger Agreement.
“Transmittal Documents” means the Letters of Transmittal and other applicable documentation to be delivered by certain Shapeways Securityholders in accordance with the terms of the Merger Agreement prior, and as a condition, to such Shapeways Securityholder receiving Merger Consideration, including the Transmittal Documents required to be delivered to the Exchange Agent by holders of Shapeways Warrants on or prior to the Closing.
“Trust” or “Trust Account” means the Trust Account in which net proceeds from the sale of units in the IPO and the sale of Private Placement Warrants were placed following the closing of the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.
“Trust Agreement” means the Investment Management Trust Agreement, dated as of October 17, 2019, by and between Galileo and the Trustee, as well as any other agreements entered into related to or governing the Trust Account, as may be amended or modified.
“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.
“Underwriting Agreement” means the Underwriting Agreement dated as of October 17, 2019, between Galileo and EBC, in its capacity as managing underwriter thereunder.
“US Dollars” and “Dollars” and “$” mean to the legal currency of the United States.
“Units” or “units” means units, each consisting of one ordinary share and one public warrant, issued by Galileo in the IPO or after the IPO pursuant to the Current Charter.
“U.S. Holder” means a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person
“Voting Agreements” means the Voting and Support Agreements entered into simultaneously with the Merger Agreement by Shapeways and certain Shapeways Stockholders in accordance with the terms of the Merger Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the applicable date(s), as reported by Bloomberg through its “VWAP” or other applicable function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the applicable date(s), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.
“Warrants” means the Public Warrants and the Private Warrants.
“Warrant Agent” means Continental Stock Transfer & Trust Company, in its capacity as warrant agent under the Warrant Agreement.
“Warrant Agreement” means the Warrant Agreement, dated as of October 17, 2019, between Galileo and the Warrant Agent.
“Warrant Earnout Shares” means the shares of Common Stock underlying the Earnout Warrants.
Share Calculations and Ownership Percentages
Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this joint proxy statement/consent solicitation statement/prospectus with respect to the Company’s stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this joint proxy statement/consent solicitation statement/prospectus):
1.
No Public Shareholders exercise their redemption rights in connection with the Closing of the Business Combination, and the balance of the Trust Account as of the Closing is the same as its balance on June 1, 2021 of approximately $139.2 million. Please see the section entitled “Meeting — redemption rights.”

2.
There are no transfers by the Sponsor of Ordinary Shares or Private Warrants held by the Sponsor on or prior to the Closing Date, the forfeiture at the Closing of 690,000 Ordinary Shares held by the Sponsor pursuant to the Sponsor Forfeiture Letter has occurred, and, effective as of the Closing, the Sponsor has converted the Sponsor Note in full and has been issued Sponsor Warrants to purchase 500,000 Ordinary Shares on terms identical to the terms of the Private Warrants.

3.
No holders of Galileo Warrants exercise any of the outstanding Warrants.

4.
All of the Ordinary Shares held in escrow pursuant to the terms of the Share Escrow Amendment continue to be held in escrow.

5.
The PIPE Investment is consummated in accordance with the terms of the Subscription Agreements, with Galileo issuing 7.5 million shares of Common Stock to the PIPE Investors at $10.00 per share. Please see the section entitled “Proposal 2: The Business Combination Proposal — Related Agreements — Subscription Agreements; Lock-up Agreements.”

6.
That there is no HSR Fee Loan. Please see the section entitled “Proposal 2: The Business Combination Proposal — The Merger Agreement.”

7.
Other than the PIPE Investment and the issuance to the Sponsor of Sponsor Warrants upon conversion of the Sponsor Note at the time of the Closing, there are no other issuances of equity securities of Galileo prior to or in connection with the Closing.

8.
That none of the Shapeways Stockholders exercises appraisal rights in connection with the Closing.

9.
That none of the Shapeways Options or Shapeways Warrants that are outstanding as of the date of this joint proxy statement/consent solicitation statement/prospectus are exercised prior to the Closing, other than those that would otherwise expire by their terms prior to the Closing.

TRADEMARKS
This joint proxy statement/consent solicitation statement/prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by any other companies. Solely for convenience, our trademarks and trade names referred to in this joint proxy statement/consent solicitation statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.
MARKET AND INDUSTRY DATA
This joint proxy statement/consent solicitation statement/prospectus includes industry position and industry data and forecasts that Galileo and Shapeways obtained or derived from internal company reports, independent third party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above, including the Wohlers Report 2020.
Although both Galileo and Shapeways believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Statements as to industry position are based on market data currently available. While Galileo and Shapeways are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this joint proxy statement/consent solicitation statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/consent solicitation statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the Closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of Galileo, Shapeways and the post-combination Company and the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” “target,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements are based on information available as of the date of this joint proxy statement/consent solicitation statement/prospectus and on the current expectations, forecasts and assumptions of the management of Galileo and Shapeways, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Galileo and the following:
•
Actual results may vary from expectations regarding (and Shapeways’ ability to meet expectations regarding) Shapeways’ strategies and future performance, including Shapeways’ future business plans or objectives and its ability to invest in growth initiatives.

•
Shapeways has a history of losses and may not achieve or maintain profitability in the future.

•
Shapeways faces significant competition and expects to face increasing competition in many aspects of its business, which could cause our operating results to suffer.

•
The digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance.

•
If Shapeways fails to grow its business as anticipated, revenues, gross margin and operating margin will be adversely affected.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Galileo or Shapeways prove incorrect, actual results may vary in material respects from those projected in or contemplated by these forward-looking statements.
All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this joint proxy statement/consent solicitation statement/prospectus and attributable to Galileo or Shapeways or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/consent solicitation statement/prospectus. Except to the extent required by applicable law or regulation, neither Galileo nor Shapeways undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/consent solicitation statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Meeting, including the Proposal to approve the Business Combination, as further described below. The following questions and answers do not include all the information that is important to Galileo’s shareholders. Galileo shareholders are urged to read carefully this entire joint proxy statement/consent solicitation statement/prospectus, including the annexes and other documents referred to herein.
Q:
Why am I receiving this joint proxy statement/consent solicitation statement/prospectus?

A:
You are receiving this joint proxy statement/consent solicitation statement/prospectus in connection with the Meeting. Galileo is holding the Meeting to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this joint proxy statement/consent solicitation statement/prospectus.

(1)
Proposal 1 — The Domestication Proposal — To consider and vote upon a Proposal by special resolution to (a) change the domicile of Galileo pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation (the “Domestication”). The Domestication will be effected immediately prior to the consummation of the Business Combination by Galileo filing a Certificate of Corporate Domestication and the Proposed Charter in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex A with the Delaware Secretary of State and filing an application to de-register Galileo with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Galileo will become a Delaware corporation and all outstanding securities of Galileo will convert to outstanding securities of the continuing Delaware corporation, as described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus. At the time of the Domestication, simultaneously with the adoption of the Proposed Charter, the Galileo Board intends to adopt Bylaws (the “Bylaws”) in the form appended as Annex B to this joint proxy statement/consent solicitation statement/prospectus. The Domestication Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 1: The Domestication Proposal.”

A copy of the Proposed Charter is appended to this joint proxy statement/consent solicitation statement/prospectus as Annex A, and a copy of the Bylaws is appended to this joint proxy statement/consent solicitation statement/prospectus as Annex B. The Domestication Proposal is described in more detail in this joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 1: The Domestication Proposal.”
(2)
Proposal 2 — The Business Combination Proposal — To consider and vote upon a Proposal by ordinary resolution to approve the Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021 (as amended or supplemented from time to time, the “Merger Agreement”) by and among Galileo, Galileo Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”), in the capacity from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Merger”) as representative of the Galileo shareholders (other than the holders of securities of Shapeways), Fortis Advisors LLC, in the capacity from and after the Closing as representative of the Shapeways Stockholders, and Shapeways, Inc., a Delaware corporation (“Shapeways”), as it may be amended and supplemented from time to time, and the transactions contemplated by the Merger Agreement, including the issuance of merger consideration thereunder (collectively, the “Business Combination”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Shapeways, with Shapeways continuing as the surviving entity of the Business Combination and becoming a subsidiary of Galileo as described in more detail in the attached joint proxy statement/consent solicitation statement/prospectus. Following the Business Combination, Galileo and Shapeways may be collectively referred to as the “Company.”

A copy of the Merger Agreement is appended to this joint proxy statement/consent solicitation statement/prospectus as Annex C. The Business Combination Proposal is described in more detail in this joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 2: The Business Combination Proposal.”
(3)
Proposal 3 — The Charter Proposal — To consider and vote on a Proposal by special resolution to approve, in connection with the Merger, the replacement of the Current Charter with the Proposed Charter of Galileo (a corporation incorporated in the State of Delaware, following the Domestication, assuming that the Domestication is approved by the Galileo shareholders), in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex A, to be effective upon the Domestication, assuming the filing with and acceptance by the Delaware Secretary of State of the Certificate of Corporate Domestication in accordance with Section 388 of the Delaware General Corporation Law, pursuant to which the name of the surviving corporation will be changed to “Shapeways Holdings, Inc.” The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Galileo shareholders. The Charter Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 3: The Charter Proposal.”

(4) – (9)
Proposals 4 – 9 — The Organizational Documents Proposals — To consider and vote, on an advisory and non-binding basis, on Proposals by ordinary resolution to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by Securities and Exchange Commission guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Merger is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). The Organizational Documents Proposals are described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposals 4 – 9: The Organizational Documents Proposals.”

(10)
Proposal 10 — The Share Escrow Amendment Proposal — To consider and vote on a Proposal by ordinary resolution to approve an amendment, in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex D, to the Share Escrow Agreement entered into at the time of the IPO by Galileo, the Sponsor and the escrow agent thereunder to revise the lock-up period under the Share Escrow Agreement to match the lock-up period reflected in the Lock-Up Agreements entered into with certain Shapeways stockholders simultaneously with the Merger Agreement in connection with the Business Combination. The Share Escrow Amendment Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 10: The Share Escrow Amendment Proposal.”

(11)
Proposal 11 — The NYSE Proposal — To consider and vote upon a Proposal by ordinary resolution, for purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, to approve the issuance of (a) shares of Common Stock to the PIPE Investors pursuant to the PIPE Investment, and (b) shares of Common Stock to the Galileo Stockholders pursuant to the Merger Agreement. The NYSE Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 11: The NYSE Proposal.”

(12)
Proposal 12 — The Incentive Plan Proposal — To consider and vote on a Proposal by ordinary resolution to approve the Shapeways Holdings, Inc. 2021 Equity Incentive Plan (the “Incentive Plan”), in the form appended to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex E. The board of directors of Galileo (the “Galileo Board”) intends to adopt the Incentive Plan, subject to approval from the shareholders of Galileo, effective immediately prior to the Closing, to be used by the Company after the Closing. The

Incentive Plan Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 12: The Incentive Plan Proposal.”
(13)
Proposal 13 — The ESPP Proposal — To consider and vote on a Proposal by ordinary resolution to approve the Shapeways Holdings, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), in the form appended to the accompany joint proxy statement/consent solicitation statement/prospectus as Annex F. The Galileo Board intends to adopt the ESPP, subject to the approval of the Galileo shareholders, effective immediately prior to the Closing for the purpose of providing the Company with the ability to grant eligible employees rights to purchase shares of common stock of the Combined Company after the Closing. The ESPP Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 13: The ESPP Proposal.”

(14)
Proposal 14 — The Director Appointment Proposal — To consider and vote upon a Proposal by ordinary resolution to appoint seven (7) directors, effective upon the Closing, to serve staggered terms on the Company’s board of directors until the first, second and third annual meetings of stockholders after the Closing, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause. The Director Appointment Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 14: The Director Appointment Proposal.”

(15)
Proposal 15 — The Adjournment Proposal — To consider and vote upon a Proposal by ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Galileo Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting. This Proposal is referred to as the “Adjournment Proposal,” and, together with the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Share Escrow Amendment Proposal, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Appointment Proposal, the “Proposals.” The Adjournment Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Proposal 15: The Adjournment Proposal.”

Except as noted below, each of the Proposals is interdependent on each other. The Organizational Documents Proposals are conditional upon the Charter Proposal; the Adjournment Proposal is not conditioned on the approval of any other Proposal. If Galileo’s shareholders do not approve each of the Proposals submitted at the Meeting, other than the Organizational Documents Proposals, which are advisory in nature, the Business Combination may not be consummated.
Each of the Proposals other than the Domestication Proposal and the Charter Proposal must be approved by ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.
Each of the Domestication Proposal and the Charter Proposal must be approved by special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.
Q:
Why is Galileo proposing the Domestication?

A:
The Galileo Board believes that it would be in the best interests of Galileo to effect the Domestication: for example, the Company would owe certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the Galileo Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Galileo is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.
The Domestication will not occur unless the Galileo shareholders have approved the Domestication Proposal and the Business Combination Proposal, and upon the Merger Agreement being in full force and effect prior to the Domestication.
Q:
What is involved with the Domestication?

A:
The Domestication will require Galileo to file certain documents in the Cayman Islands and the State of Delaware. At the effective time of the Domestication, Galileo will cease to be an exempted company incorporated under the laws of the Cayman Islands and Galileo will continue as a Delaware corporation. The Current Charter will be replaced by the Proposed Charter and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q:
How will the Domestication affect my Galileo securities?

A:
Pursuant to the Domestication and without further action on the part of Galileo’s shareholders: (i) each outstanding ordinary share of Galileo will convert to one outstanding share of Common Stock, and (ii) each outstanding warrant to purchase ordinary shares of Galileo will convert to a warrant to purchase the same number of shares of Common Stock.

Q:
What changes are being made to Galileo’s Current Charter in connection with the Domestication?

A:
In connection with the Domestication and the Merger, Galileo will be filing the Proposed Charter with the Secretary of State of the State of Delaware, which amends and removes the provisions of Galileo’s Current Charter that terminate or otherwise become inapplicable because of the Domestication and the Merger and otherwise provides Galileo’s shareholders with the same or substantially the same rights as they have under the Current Charter. However, the Proposed Charter will (1) change the shareholder voting threshold to remove directors for cause, (2) adopt Delaware as the exclusive forum for certain shareholder litigation, (3) change the name of Galileo to Shapeways Holdings, Inc., (4) remove or amend those provisions of the Current Charter which terminate or otherwise cease to be applicable following the Closing, and (5) add new provisions which will be applicable following the Closing. Simultaneously with the adoption of the Proposed Charter, the Galileo Board intends to adopt the Bylaws. For a summary of the differences between the Current Charter and the Proposed Charter, see the sections entitled “Proposal 1: The Domestication Proposal” and “Proposal 3: The Charter Proposal.”

Q:
What are the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Ordinary Shares?

For a description of the material U.S. federal income tax consequences of the Domestication, see the description in the section entitled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Galileo Shareholders.”
Q:
Why is Galileo proposing the Business Combination?

A:
Galileo was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Since Galileo’s organization, the Galileo Board has sought to identify suitable candidates in order to effect such a transaction. In its review of Shapeways, the Galileo Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the Galileo Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of Galileo. The Galileo Board believes that, based on its review and consideration, the Business Combination with Shapeways presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Merger Agreement and the Current Charter as well as to comply with NYSE Listing Rule 312.03.
Q:
What will happen in the Business Combination?

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, Galileo will acquire Shapeways in a transaction referred to in this joint proxy statement/consent solicitation statement/prospectus as the Business Combination. At the Closing, among other things, Merger Sub will merge with and into Shapeways, with Shapeways continuing as the Surviving Corporation. As a result of the Merger, at the Closing, the Combined Company will own 100% of the outstanding stock of Shapeways and the Shapeways Securityholders will receive the Merger Consideration. The number of shares of newly-issued Common Stock that each Shapeways Stockholder will receive as a result of the Merger will be determined on the basis of a ratio (the “Conversion Ratio”), which will be calculated as of immediately prior to the Effective Time by dividing (a) the quotient of (i)(A) $406 million plus (B) the aggregate exercise prices of all in-the money Shapeways Options and Shapeways Warrants, divided by (ii) the number of shares of Shapeways Stock outstanding on a fully diluted basis, by (b) the price at which Public Shareholders will be entitled to redeem Public Shares in connection with the Closing, in each case as of immediately prior to the Effective Time. Prior to the Effective Time, holders of all outstanding shares of Shapeways Preferred Stock (including former holders of Shapeways Convertible Notes that will convert into Shapeways Preferred Stock prior to the Effective Time at the election of the holders thereof) will have converted their Shapeways Preferred Stock into Shapeways Common Stock pursuant to the Shapeways Preferred Stock Exchange. At the Closing, the Shapeways Stockholders will receive the Stockholder Merger Consideration, provided that the Merger Consideration otherwise payable to Shapeways Stockholders is subject to the withholding of the Stockholder Earnout Shares, which will be deposited in the Escrow Account in accordance with the Merger Agreement and, after the Closing, is subject to reduction for the amount of any Stockholder Earnout Shares which Company Stockholders are not entitled to receive pursuant to the Earnout Terms set forth in the Merger Agreement. At the Closing, holders of Shapeways Options issued pursuant to the Shapeways Equity Plan that are outstanding as of the Closing will be assumed by and converted, subject to adjustments, into options exercisable for shares of newly-issued Common Stock of the Combined Company and, in the case of in-the-money Shapeways Options held by employees and other service providers, a right to receive an award of restricted stock units denominated in newly-issued shares of Common Stock of the Combined Company that are subject to the Earnout Terms and to service-based vesting and forfeiture restrictions. Shapeways Warrants that are outstanding as of the Closing will be assumed and converted into warrants exercisable for newly-issued Common Stock of the Combined Company and, in the case of in-the-money Shapeways Warrants, warrants exercisable for newly-issued Common Stock of the Combined Company that are subject to the vesting and forfeiture restrictions included in the Earnout Terms.
Upon the completion of the Domestication and the Business Combination, each of Galileo’s issued and outstanding ordinary shares will become one share of Common Stock of the Combined Company and each of Galileo’s issued and outstanding warrants will become a warrant to purchase an equal number of shares of Common Stock of the Combined Company.
Q:
What will Shapeways Stockholders receive in the Business Combination?

A:
Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be delivered to Shapeways Securityholders in connection with the Business Combination will be a number of shares of Common Stock of the Combined Company with an aggregate value equal to $406,000,000. The number of shares of newly-issued Common Stock that each Shapeways Stockholder will receive as a result of the Merger will be determined on the basis of the Conversion Ratio, which will be calculated as of immediately prior to the Effective Time based on the number of shares of Shapeways Stock outstanding on a fully diluted basis, the aggregate exercise prices of all in-the-money Shapeways Options and Shapeways Warrants and the price at which Public Shareholders will be entitled to redeem Public Shares in connection with the Closing, in each case as of immediately prior to the Effective Time.

Pursuant to the Merger Agreement, prior to the Effective Time, holders of all outstanding shares of Shapeways Preferred Stock (including the former holders of Shapeways Convertible Notes that have converted their Shapeways Convertible Notes into Shapeways Preferred Stock prior to the Effective Time) will have exchanged or converted their Shapeways Preferred Stock into Shapeways Common Stock pursuant to the Shapeways Preferred Stock Exchange at the applicable conversion ratio set forth in the Merger Agreement. At the Closing, the Shapeways Stockholders will receive the Stockholder Merger Consideration, provided that the Stockholder Merger Consideration otherwise payable to Shapeways Stockholders is subject to withholding of the Stockholder Earnout Shares in accordance with the terms of the Merger Agreement and the Escrow Agreement, and, after the Closing, reduction for the amount of any Stockholder Earnout Shares which Shapeways Stockholders are not entitled to receive pursuant to the Earnout Terms set forth in the Merger Agreement, as further described in this joint proxy statement/consent solicitation statement/prospectus. Shapeways Stockholders that have validly exercised appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Stockholders”) with respect to shares of Shapeways Stock (“Dissenting Shares”) shall not be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares, unless and until such Dissenting Stockholder has effectively withdrawn or lost such dissenting stockholder’s appraisal rights under the DGCL.
Q:
What will holders of Shapeways Options receive in the Business Combination?

Each Shapeways Option, whether vested or unvested, exercisable or unexercisable (other than the Shapeways Non-Plan Option, which will be exercised or cancelled in accordance with its terms prior to the Closing) that is outstanding immediately prior to the Effective Date will be assumed by Galileo and converted into the right to receive (A) an option to purchase shares of Common Stock of the Combined Company (each, a “Purchaser Option”) equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Shapeways Common Stock subject to such Shapeways Option immediately prior to the Effective Time and (b) ninety percent (90%) of the Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Shapeways Option divided by (ii) ninety percent (90%) of the Conversion Ratio and (B) in the case of in-the-money Shapeways Options, restricted stock units (each, a “Purchaser Earnout RSU”) granted under the Incentive Plan (subject to the approval thereof by Galileo shareholders) and the applicable award agreement and subject to the terms further described below, denominated in a number of shares of Common Stock of the Combined Company (the “Purchaser Earnout Shares”) equal to the product of (x) the number of shares of Shapeways Common Stock subject to such Shapeways Option immediately prior to the Effective Time multiplied by (y) ten percent (10%) of the Conversion Ratio (rounded down to the nearest whole number of shares). Except as otherwise described herein, the Purchaser Options will continue to be subject to the same terms and conditions set forth in the Shapeways Equity Plan and the applicable Shapeways Option award agreement as in effect immediately prior to the Effective Time (including, without limitation, the vesting and acceleration provisions therein), except, in each case, that any references therein to Shapeways or Shapeways Common Stock will instead mean the Combined Company and the Common Stock of the Combined Company, respectively).
To receive a Purchaser Earnout RSU, a holder of an in-the-money Shapeways Option must remain in continuous service to Shapeways or its successor through the grant date of the Purchaser Earnout RSU. Additionally, the Purchaser Earnout RSUs will be subject to substantially the same service-based vesting conditions and acceleration provisions as applied to the former Shapeways Option in respect of which such Purchaser Earnout RSUs are granted; provided that the Purchaser Earnout RSUs will also be subject to the share-price based vesting and forfeiture conditions contained in the Earnout Terms, in each case as described in and subject to the terms of the Merger Agreement.
Q:
What will holders of Shapeways Warrants receive in the Business Combination?

A:
Subject to receipt by the Exchange Agent of applicable Transmittal Documents executed by the holder thereof, Shapeways Warrants that are outstanding and unexercised immediately prior to the Effective Time will be assumed by Galileo and converted into (A) a warrant (each, a “New Purchaser Warrant”) to purchase the number of shares of Common Stock of the Combined Company equal to the product of (1) the number of shares of Shapeways Common Stock subject to such Shapeways Warrant immediately prior to the Effective Time multiplied by (2) ninety percent (90%) of the Conversion Ratio and (B) solely with respect to Shapeways Warrants that are in-the-money immediately prior to the Effective Time, a warrant (each, an “Earnout Warrant” and together with the New Purchaser Warrants, the “Assumed Warrants”) to purchase the number of shares of Common Stock of the Combined Company (the “Warrant Earnout Shares”), which Warrant Earnout Shares shall be subject to the Earnout Terms, equal to the product of (a) ten percent (10%) of the number of shares of Shapeways Common Stock subject to such Shapeways Warrant multiplied by (b) the Conversion Ratio.
Except as described herein and as set forth in the Merger Agreement, each Assumed Warrant shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the applicable Shapeways Warrant immediately prior to the Effective Time (with all references to Shapeways or to Shapeways Common Stock thereunder becoming references to the Combined Company and the Common Stock), except that each New Purchaser Warrant and Earnout Warrant shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of the applicable Shapeways Warrant by (y) the Conversion Ratio (which price per share shall be rounded up to the nearest whole cent). Warrant Earnout Shares underlying the Earnout Warrants will be subject to the share-price based vesting and forfeiture conditions contained in the Earnout Terms.
Q:
Will Galileo obtain new financing in connection with the Business Combination?

A:
Yes. Simultaneously with the execution of the Merger Agreement, Galileo and Shapeways entered into subscription agreements with certain investors (the “PIPE Investors”) for an aggregate of 75 million U.S. Dollars ($75,000,000) for 7.5 million shares of Common Stock at a price of $10.00 per share in a private investment in Galileo to be consummated simultaneously with the closing of the Transactions (the “PIPE Investment”). The PIPE Investors include certain existing Shapeways stockholders and Desktop Metal, a supplier to Shapeways who has agreed to invest $20.0 million in the PIPE Investment. As a result of this investment, Shapeways will be obligated to purchase $20.0 million of materials from Desktop Metal. Shapeways will also negotiate the terms of a commercial relationship, although there is no definitive agreement as to the terms of any such relationship and there can be no assurance that the parties will enter into any such relationship. During the Interim Period, Galileo may, but is not obligated to, enter into additional subscription agreements with other PIPE Investors (subject to Shapeways’ consent, in the event that any such additional subscription agreements contains terms less favorable to Galileo or to Shapeways than the terms of existing subscription agreements with PIPE Investors).

Consummation of the PIPE Investment is conditioned on the concurrent Closing and other customary closing conditions. Each PIPE Investor agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for the Public Shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).
Q:
Did the Galileo Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
No. The Galileo Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Merger. Galileo’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Galileo’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, the Public Shareholders will be relying solely on the judgment of the Galileo Board in valuing Shapeways’ business and assuming the risk that the Galileo Board may not have properly valued such business.

Q:
What equity stake will current Public Shareholders, the Sponsor, the initial shareholders and the Shapeways Stockholders hold in the Company immediately after the completion of the Business Combination?

A:
Upon the completion of the Merger (assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination and the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), Public Shareholders will own approximately 23.7% of the outstanding shares of the Combined Company, the Sponsor and initial shareholders will own approximately 5.0% of the outstanding shares of the Combined Company, the Shapeways Stockholders will own approximately 58.4% of the outstanding shares of the Combined Company and approximately 12.9% of the outstanding shares of the Combined Company will be held by the PIPE Investors. Of the shares of Common Stock to be issued at the Closing, 3,396,284 shares (the “Earnout Shares”) will be deposited into escrow in accordance with the terms of the Escrow Agreement and will be subject to reduction or forfeiture during the Escrow Period in accordance with the terms of the Merger Agreement. Upon completion of the Merger, subject to the assumptions described above, excluding the Earnout Shares, Public Stockholders will own approximately 25.2% of the outstanding shares of the Combined Company, the Sponsor and initial shareholders will own approximately 5.3% of the outstanding shares of the Combined Company, the Shapeways Stockholders will own approximately 55.8% of the outstanding shares of the Combined Company and approximately 13.7% of the outstanding shares of the Combined Company will be held by the PIPE Investors.
If any of the Public Shareholders exercise their redemption rights, the percentage of the Combined Company’s outstanding common stock held by the Public Shareholders will decrease and the percentages of the Combined Company’s outstanding common stock held by the Sponsor and by the Shapeways Stockholders will increase, in each case relative to the percentage held if none of the Public Shares are redeemed.
If any of the Public Shareholders as of July 19, 2021 redeem their Public Shares at Closing in accordance with the Current Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of July 19, 2021, would be $15,594,000 regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of Common Stock in connection with the Business Combination, the percentage ownership of the Combined Company by Public Shareholders who do not redeem their Public Shares will be diluted. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Public Shareholders. The percentage of the total number of outstanding shares of Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.
The following table illustrates varying beneficial ownership levels in the Combined Company, as well as possible sources and extents of dilution for non-redeeming Public Shareholders, assuming no redemptions by Public Shareholders, 10% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders and the maximum redemptions by Public Shareholders:

	No Redemptions(1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		Maximum Redemption(5)%
Shapeways Stockholders(6)	33,962,838	58.4%	33,962,838	59.5%	33,962,838	64.7%	33,962,838	68.4%	33,962,838	72.6%
Galileo’s public stockholders	13,800,000	23.7%	12,663,835	22.2%	8,119,177	15.5%	5,278,766	10.6%	2,438,355	5.2%
Founder and Representative Shares	2,910,000	5.0%	2,910,000	5.1%	2,910,000	5.5%	2,910,000	5.9%	2,910,000	6.2%
PIPE investors(7)	7,500,000	12.9%	7,500,000	13.1%	7,500,000	14.3%	7,500,000	15.1%	7,500,000	16.0%
Pro forma Combined Company Common Stock at March 31, 2021	58,172,838	100.0%	57,036,673	100.0%	52,492,015	100.0%	49,651,604	100.0%	46,811,193	100.0%
Potential sources of dilution:
Public Warrants	13,800,000	23.7%	13,800,000	24.2%	13,800,000	26.3%	13,800,000	27.8%	13,800,000	29.5%
Private Warrants(8)	4,896,215	8.4%	4,896,215	8.6%	4,896,215	9.3%	4,896,215	9.9%	4,896,215	10.5%
Shapeways options(9)	5,388,411	9.3%	5,388,411	9.4%	5,388,411	10.3%	5,388,411	10.9%	5,388,411	11.5%
Transaction Bonus RSUs	410,000	0.7%	410,000	0.7%	410,000	0.8%	410,000	0.8%	410,000	0.9%
Earnout RSUs	638,768	1.1%	638,768	1.1%	638,768	1.2%	638,768	1.3%	638,768	1.4%
Earnout Warrants	31,799	0.1%	31,799	0.1%	31,799	0.1%	31,799	0.1%	31,799	0.1%

(1)
Assumes that no Galileo Public Shares are redeemed and excludes potential dilution from Public Warrants and Private Placement Warrants. Also excludes 5,750,109 Shapeways options, 638,678 Earnout RSU Awards, and 410,000 Transaction Bonus RSUs.

(2)
Assumes that 1,136,165 Public Shares are redeemed for aggregate redemption payments of $11,463,905, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to $100,000,000.

(3)
Assumes that 5,680,823 Public Shares are redeemed for aggregate redemption payments of $57,319,504, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to $100,000,000.

(4)
Assumes that 8,521,234 Public Shares are redeemed for aggregate redemption payments of $85,979,251, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to $100,000,000.

(5)
Assumes that 11,361,645 Public Shares are redeemed for aggregate redemption payments of $114,639,000, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement

includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to $100,000,000.
(6)
Includes 3,396,284 shares of Common Stock subject to the Earnout Terms. Such shares will be deposited into escrow in accordance with the terms of the Escrow Agreement and will be subject to reduction or forfeiture during the Escrow Period in accordance with the terms of the Merger Agreement. However, registered holders will maintain voting rights related to such shares unless forfeited.

(7)
Assumes the PIPE Investment is consummated in accordance with its terms for $75,000,000, with 7,500,000 shares of Common Stock issued to the PIPE Investors.

(8)
Includes (i) 500,000 Sponsor Warrants to be issued upon conversion of the Sponsor Note and (ii) 286,215 warrants to be issued to certain Shapeways shareholders.

(9)
Calculated using treasury stock method.

The EBC Transaction Fee, which will not be adjusted on the basis of the number of redemptions by Public Shareholders at the Closing, represents 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000 (up to 25% of which may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination).
The following table illustrates the effective EBC Transaction Fee on a percentage basis for Public Shares at each redemption level identified below.
(in thousands, except share amounts)	No Redemptions	10% Redemption	50% Redemption	75% Redemption	Maximum Redemption
Unredeemed public shares	13,800,000	12,663,835	8,119,177	5,278,766	2,438,355
Trust proceeds to Shapeways	$139,183	$127,719	$81,863	$53,204	$24,544
EBC Transaction Fee	$4,830	$4,830	$4,830	$4,830	$4,830
Effective deferred underwriting fee (%)	3.47%	3.78%	5.90%	9.08%	19.68%
All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.” Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this joint proxy statement/consent solicitation statement/prospectus as anticipated, believed, estimated, expected or intended.
Q:
What interests do Galileo’s initial shareholders, Sponsor, current officers, directors and advisors have in the Business Combination?

A:
In considering the recommendation of Galileo’s Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, Galileo’s initial shareholders, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Galileo’s other shareholders generally. Galileo’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Galileo’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•
the fact that the Sponsor paid an aggregate of $25,000 ($0.0072 per share) for the Sponsor Shares (3,450,000 ordinary shares) which (to the extent not forfeited pursuant to the terms of the Sponsor Forfeiture Letter) will have a significantly higher value at the time of the Business Combination, if it is consummated. If Galileo does not consummate the Business Combination or another initial business combination by October 22, 2021, and Galileo is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of $0.0072 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;
•
the fact that designees of EBC own 150,000 ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, and 548,000 Private Warrants, purchased by EBC at a price of $1.00 per Private Warrant. If Galileo consummates the Business Combination, the Representative Shares, and the shares that issuable pursuant to the Private Warrants, will have a significantly higher value at the time of the Business Combination. However, if Galileo does not consummate Business Combination or another business combination by October 22, 2021, and Galileo is therefore required to be liquidated, these securities may be worthless;

•
the fact that, pursuant to the Business Combination Marketing Agreement entered into by Galileo and EBC in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000, (up to 25% of which ($1,207,500) may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination) (the “EBC Transaction Fee”), will be payable to EBC and EBC will also be reimbursed for reasonable costs and expenses associated with services performed in connection with the IPO, up to an aggregate amount of $20,000. Accordingly, EBC has an interest in Galileo completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, EBC will receive the EBC Transaction Fee or have these expenses reimbursed;

•
the fact that the Private Warrants purchased by the Sponsor will be worthless if Galileo does not consummate a business combination. As of July 19, 2021, based on the closing trading price of Public Warrants on July 19, 2021, the aggregate value of the 3,562,000 Private Warrants purchased by the Sponsor would be $4,025,060. Further, if Galileo is not able to consummate an initial business combination by October 22, 2021, the Sponsor will not have the ability to convert the Sponsor Note into 500,000 Sponsor Warrants in accordance with its terms. Based on the closing trading price of the Public Warrants on July 19, 2021, the aggregate value of the 500,000 Sponsor Warrants as of July 19, 2021, would be $565,000. Additionally, if Galileo is not able to consummate an initial business combination by October 22, 2021, Galileo may not be able to repay the Sponsor the $500,000 loan in consideration of which the Sponsor Note was issued by Galileo to the Sponsor;

•
the fact that if the Trust Account is liquidated, including in the event Galileo is unable to complete an initial business combination by October 22, 2021, the Sponsor has agreed to indemnify Galileo to the extent necessary to preserve the Funds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to Galileo, reduce the amount of funds in the Trust Account to below $10.00 per public share, except as to any claims by a vendor or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Galileo’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that Galileo’s initial shareholders and the Sponsor have waived their rights to receive distributions from the Trust Account with respect to their Insider Shares upon Galileo’s liquidation if Galileo is unable to consummate its initial business combination;

•
the fact that Galileo’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. As of July 14, 2021, no directors, officers or affiliates of Galileo have incurred any such out-of-pocket expenses for which any of them is expecting to be reimbursed; however, they may do so in the future and there is no limit on the amount of out-of-pocket expenses reimbursable by Galileo. However, if Galileo fails to consummate a business combination by October 22, 2021, Galileo’s officers, directors and their affiliates will not have any claim against the Trust Account for reimbursement. Accordingly, Galileo may not be able to reimburse these expenses, if any, if the Business Combination or another business combination is not completed by such date;

•
the fact that pursuant to the Needham Engagement Letter and Craig Hallum Engagement Letter, Needham and Craig Hallum respectively will each be paid a Capital Markets Advisory Fee (collectively, the “Capital Markets Advisory Fees”, which fees, in aggregate, will constitute 25% of the EBC

Transaction Fee ($1,207,500) pursuant to the Business Combination Marketing Agreement) at and contingent upon the Closing. Additionally, pursuant to the terms of the Needham Engagement Letter, at the Closing, Needham will be reimbursed for reasonable out-of-pocket costs and expenses not to exceed $10,000 (including fees and disbursements to legal counsel). Accordingly, Needham and Craig Hallum have an interest in Galileo completing the Business Combination because, if the Business Combination or another business combination is not consummated, Needham and Craig Hallum will not receive the Capital Markets Advisory Fees and Needham will not be reimbursed for expenses pursuant to the Needham Engagement Letter;
•
the fact that, pursuant to the Stifel Engagement Letter, Stifel will be paid a placement fee in the amount of $2,580,000, which equals to 4.0% of the gross proceeds to Galileo from the PIPE Investment (excluding proceeds from PIPE Investors that were Shapeways Stockholders as of the date they entered into Subscription Agreements and excluding proceeds from Stifel or any of its affiliates), upon consummation of the PIPE Investment. Accordingly, Stifel has an interest in the Company completing the PIPE Investment and the Business Combination because, if the PIPE Investment is not consummated, Stifel will not receive the Placement Fee; and

•
the fact that, in connection with the anticipated appointment of Alberto Recchi and Patrick S. Jones, two of Galileo’s directors, as directors of the Company after the consummation of the Business Combination, Messrs. Recchi and Jones in the future will receive any cash fees, stock options or stock awards that the Board determines to pay to such directors.

Please also see the sections “Proposal 2: The Business Combination Proposal  — Interests of Galileo’s Directors and Officers and Others in the Business Combination,” “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities” for more information on the interests and relationships of Galileo’s initial shareholders, Sponsor, Galileo’s current officers and directors, Galileo’s advisors and Shapeways in the Business Combination.
Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
After completion of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights and, after paying the Redemptions, a portion will be used to pay transaction expenses incurred in connection with the Business Combination, including fees payable by Galileo in an aggregate estimated amount of $7,450,000, excluding expense reimbursements, payable to Stifel, EBC, Needham and Craig-Hallum, and for working capital and general corporate purposes of Galileo and its subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of Galileo and its subsidiaries. As of June 1, 2021, there were investments and cash held in the Trust Account of approximately $139.2 million. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if Galileo is unable to complete a Business Combination by October 22, 2021.

Q:
What happens if a substantial number of Galileo’s Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:
Galileo’s Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, provided that Galileo, after payment of all such redemptions and the PIPE Investment, has at least $5,000,001 in net tangible assets upon the Closing. The Business Combination may be completed even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders.

It is a condition, which may be waived by Shapeways, that Galileo shall have, at the Closing, at least $100,000,000 in cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of Galileo’s expenses and liabilities due at the Closing. If the Business Combination is completed notwithstanding Redemptions, the Company will have fewer Public Shares and Public Shareholders, the trading market for the Company’s securities may be less liquid and the Company may not be able to meet the minimum listing standards for a national securities exchange. Furthermore, the funds available from the Trust Account for working capital purposes of the Company after the Business

Combination may not be sufficient for its future operations or any future potential acquisitions the Company may pursue and may not allow the Company to reduce the Company’s indebtedness and/or pursue its strategy for growth.
Q:
What conditions must be satisfied to complete the Business Combination?

A:
Unless waived by the parties to the Merger Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of conditions set forth in the Merger Agreement including, among other things, receipt of the approval of the shareholders of Galileo and the approval of the Shapeways stockholders; expiration of any applicable waiting period under any antitrust laws; receipt of requisite consents from governmental authorities to consummate the Transactions, the absence of any law or order that would prohibit the consummation of the Transactions; upon the Closing, after giving effect to the completion of the Redemption and PIPE Investment, Galileo having net tangible assets of at least $5,000,001; the members of the board of directors of the Combined Company shall have been appointed or appointed as of the Closing; and the effectiveness of the Registration Statement. In addition, unless waived by Galileo, and subject to applicable law, the consummation of the Business Combination is subject to conditions which include, but are not limited to, there being no Material Adverse Effect (as that term is used in the Merger Agreement) on Shapeways. Further, unless waived by Shapeways, and subject to applicable law, the consummation of the Business Combination is subject to conditions which include, but are not limited to, that upon the Closing, after giving effect to completion and payment of the redemption, if any, Galileo shall have cash or cash equivalents equal to at least $100,000,000. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. For a further discussion of conditions to consummating the Business Combination, please see “Proposal 2: Business Combination Proposal.”

Q:
What happens if the Business Combination is not consummated?

A:
If it is not able to complete the Business Combination or another initial business combination by October 22, 2021, Galileo will cease all operations except for the purpose of winding up and redeeming its Public Shares and liquidating the Trust Account, in which case Galileo’s Public Shareholders may only receive the amount in the Trust Account as of the applicable Redemption Date, less up to $100,000 of interest to pay dissolution expenses and net of taxes payable, which would be only approximately $10.09 per share, based on the amount held in the Trust Account as of June 1, 2021, and Galileo’s warrants will expire worthless. In addition, certain services fees payable by Galileo to Stifel, EBC, Needham and Craig-Hallum in an estimated amount of $7,450,000, excluding expense reimbursements, if any, would not be paid if the Business Combination is not consummated (or, in the case of EBC, if no business combination is consummated).

Q:
When do you expect the Business Combination to be completed?

A:
It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Meeting, which is set for             ; however, (i) such meeting could be adjourned if the Adjournment Proposal is adopted by Galileo’s shareholders at the Meeting and the Galileo Shareholders elect to adjourn the Meeting to a later date or dates not later than October 22, 2021 to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, any of Proposals has not been approved, and (ii) the Closing will not occur until all conditions set forth in the Merger Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 2: The Business Combination Proposal — The Merger Agreement — Conditions to Closing.”

Q:
What Proposals are shareholders being asked to vote upon?

A:	•	Proposal 1: The Domestication Proposal
•	Proposal 2: The Business Combination Proposal
•	Proposal 3: The Charter Proposal
•	Proposal 4 – 9: The Organizational Documents Proposals
•	Proposal 10: The Share Escrow Amendment Proposal
•	Proposal 11: The NYSE Proposal
•	Proposal 12: The Incentive Plan Proposal
•	Proposal 13: The ESPP Proposal
•	Proposal 14: The Director Appointment Proposal
•	Proposal 15: The Adjournment Proposal
If Galileo’s Public Shareholders do not approve each of the Proposals, then the Business Combination may not be consummated.
In addition, as required by applicable SEC guidance, to give shareholders the opportunity to present their views on important corporate governance provisions, Galileo is requesting that its shareholders vote, on a non-binding advisory basis, upon the Organizational Documents Proposals to approve certain governance provisions contained in the Proposed Charter that materially affect shareholder rights, and will be adopted when the Proposed Charter replaces the Current Charter, if the Charter Proposal is approved by the shareholders. See “Proposal 3: The Charter Proposal.” These separate votes are not otherwise required by Delaware law separate and apart from the Charter Proposal, but pursuant to SEC guidance, Galileo is required to submit these provisions to its shareholders separately for approval. However, the shareholder votes regarding these Proposals are advisory votes, and are not binding on Galileo or the Galileo Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal).
After careful consideration, the Galileo Board has approved the Merger Agreement and the Transactions and determined that the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each of the Organizational Documents Proposals, the Share Escrow Amendment Proposal, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Appointment Proposal and the Adjournment Proposal each is in the best interests of Galileo and recommends that you vote “FOR” or give instruction to vote “FOR” each of these Proposals.
THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS.
Q:
What material negative factors did the Galileo Board consider in connection with the Business Combination?

A:
Among the material negative factors that the Galileo Board considered in its evaluation of the Business Combination were the risk that the potential Business Combination may not be fully achieved or that the Business Combination may not be consummated; the risk of Shapeways not achieving its financial projections or planned growth initiatives and the risk that the potential benefits of the Business Combination may not be fully realized. These factors are discussed in greater detail in the section entitled “Proposal 2: The Business Combination Proposal — Galileo Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risks Relating to Galileo and the Business Combination.”

Q:
Do I have redemption rights?

A:
Pursuant to Galileo’s Current Charter, Galileo’s Public Shareholders may request that Galileo redeem all or a portion of their Public Shares if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable redemption price; provided, however, that Galileo may not redeem such shares to the extent that such redemption would result in Galileo having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(a)
hold Public Shares or hold Public Shares through units and you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)
prior to       , Eastern Time, on             , 2021 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Galileo’s transfer agent, that Galileo redeem your share certificates (if any) and other redemption forms and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of units must elect to separate the underlying Public Shares and public warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.
Public Shareholders may seek to have their shares redeemed regardless of (i) whether or not they vote on any of the Proposals, (ii) if they vote, whether they vote for or against the Business Combination, and (iii) whether or not they were holders of Galileo Ordinary Shares as of the Record Date or acquired their shares after the Record Date.
The redemptions will be effectuated in accordance with the Current Charter and Cayman Islands law. Any Public Shareholder who holds Ordinary Shares of Galileo on or before            , 2021 (two (2) business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, including any interest earned on the Trust Fund not previously released to Galileo (net of taxes payable), calculated as of two business days prior to the completion of the Business Combination, provided that such Public Shareholders follow the procedures provided for exercising such redemption set forth in the Current Charter, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Shareholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal and whether such holders are holders of Galileo Ordinary Shares as of the Record Date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Shareholder will be entitled to receive cash for these shares only if the Business Combination is completed. Holders of warrants will not have redemption rights.
Further, each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Galileo. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.
If a Public Shareholder has exercised its redemption rights with respect to public shares, but the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.

Q:
How do I exercise my redemption rights?

A:
Pursuant to Galileo’s Current Charter, a Public Shareholder may request that Galileo redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that Galileo may not redeem such shares to the extent that such redemption would result in Galileo having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(a)
hold Public Shares or hold Public Shares through units and you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)
prior to       , Eastern Time, on            , 2021 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Galileo’s transfer agent, that Galileo redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of units must elect to separate the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal.
Any request for Redemption, once made by a Public Shareholder, may not be withdrawn once submitted to the Company unless the Galileo Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). You may make such request by contacting Galileo’s Transfer Agent at the phone number or address listed at the end of this section.
Any corrected or changed written demand of redemption rights must be received by Galileo’s Chief Financial Officer two business days prior to the vote taken on the Business Combination at the Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Galileo’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Galileo does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Galileo will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Galileo shares for cash and will no longer own these shares following the Business Combination.
If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Galileo warrants. Your Galileo warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Units have waived redemption rights in connection with the Business Combination.
If you intend to seek redemption of your Public Shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to Galileo’s transfer agent prior to the meeting, as described in this joint proxy statement/consent solicitation statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com
Q:
Will how I vote on the Business Combination Proposal affect my ability to exercise redemption rights?

A:
No. If you have redemption rights, you may exercise your redemption rights irrespective of whether you vote your Ordinary Shares for or against the Business Combination Proposal or any other Proposal described in this joint proxy statement/consent solicitation statement/prospectus.

Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must elect to separate the units into the underlying Public Shares and public warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying Public Shares and public warrants, or if you hold units registered in your own name, you must contact the transfer agent directly and instruct them to do so. If you fail to cause your Public Shares to be separated and delivered to the transfer agent by       , Eastern Time, on             , 2021, you will not be able to exercise your redemption rights with respect to your Public Shares.

Q:
What are the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights?

For a description of the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights, see the description in the section entitled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”
Q:
Do I have appraisal rights in connection with the proposed Business Combination?

A:
Shareholders of Galileo do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:
What do I need to do now?

A:
Galileo urges you to read carefully and consider the information contained in this joint proxy statement/consent solicitation statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a Galileo shareholder. Public Shareholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card.

Q:
How do I vote?

A:
The Meeting will be held via live webcast at 10:00 a.m., Eastern Time, on            , 2021. For the purposes of Galileo’s Current Charter, the physical place of the meeting will be 1345 Avenue of the Americas, 11th Floor, New York, NY 10105. The Meeting can be accessed by visiting https://www.cstproxy.com/galileoacquisitioncorp/sm2021, where you will be able to listen to the Meeting live and vote during the Meeting. Please note that you will only be able to access the Meeting by means of remote communication.

If you are a holder of record of Galileo Ordinary Shares on the record date, you may vote at the Meeting or by submitting a proxy for the Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.
Any proxy may be revoked by the person giving it at any time before the polls close at the Meeting. A proxy may be revoked by filing with Galileo’s Chief Financial Officer (Galileo Acquisition Corp., 1049 Park Ave. 14A, New York NY 10028) either (i) a written notice of revocation bearing a date later than the date of such proxy, (ii) a subsequent proxy relating to the same shares, or (iii) by attending the Meeting and voting online.
Simply attending the Meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.
Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this joint proxy statement/consent solicitation statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular Proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that Proposal.
This is called a “broker non-vote.” Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.
For the Proposals in this joint proxy statement/consent solicitation statement/prospectus, your broker will not have the discretionary authority to vote your shares. Accordingly, your bank, broker, or other nominee can vote your shares at the Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.
Q:
When and where will the Meeting be held?

A:
The Meeting will be held via live webcast at 10:00 am, Eastern Time, on            , 2021, unless the Meeting is adjourned.

For the purposes of Galileo’s Amended and Restated Memorandum and Articles of Association, the physical place of the meeting will be 1345 Avenue of the Americas, 11th Floor, New York, NY 10105.
The Meeting can be accessed by visiting https://www.cstproxy.com/galileoacquisitioncorp/sm2021 where you will be able to listen to the Meeting live and vote during the Meeting. Please note that you will only be able to access the Meeting by means of remote communication.
Q:
How do I register and attend the virtual Meeting?

A:
As a registered shareholder, you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting       , 2021 at 9:00 a.m. Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/galileoacquisitioncorp/sm2021, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.
Beneficial owners, or investors who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have internet capabilities, you can listen only to the meeting by dialing +1 888-965-8995 (toll-free), outside the U.S. and Canada +1 415-655-0243 (standard rates apply) when prompted enter the pin number 95510303#. This phone number is listen-only, you will not be able to vote or enter questions during the meeting.
Q:
Who is entitled to vote at the Meeting?

A:
Galileo has fixed             , 2021 as the Record Date. If you were a Public Shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Meeting. However, a Public Shareholder may only vote his or her shares if he or she is present in person (which would include presence at the virtual Meeting) or is represented by proxy at the Meeting.

Q:
How many votes do I have?

A:
Public Shareholders are entitled to one vote at the Meeting for each ordinary share held of record as of the Record Date. As of the close of business on the Record Date, there were outstanding 17,400,000 Ordinary Shares.

Q:
What constitutes a quorum?

A:
The holders of one-third (1/3) of the issued and outstanding Ordinary Shares of Galileo being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting) shall constitute a quorum. In the absence of a quorum, the meeting may be adjourned in accordance with the terms of the Current Charter.

As of the Record Date for the Meeting, 5,800,000 Ordinary Shares would be required to achieve a quorum.
Q:
What vote is required to approve each Proposal at the Meeting?

A:
The following votes are required for each Proposal at the Meeting:

•
Domestication Proposal:   The Domestication Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Business Combination Proposal:   The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Charter Proposal:   The Charter Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Organizational Documents Proposals:   The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Share Escrow Amendment Proposal:   The Share Escrow Amendment Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting

•
NYSE Proposal:   The NYSE Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Incentive Plan Proposal:   The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
ESPP Proposal:   The ESPP must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Director Appointment Proposal:   The election of the director nominees pursuant to the Director Appointment Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Adjournment Proposal:   The Adjournment Proposal, if presented, must be approved by ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Q:
What are the recommendations of the Board?

A:
The Galileo Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of Galileo and recommends that Galileo’s shareholders vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Share Escrow Amendment Proposal “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal “FOR” each of the director nominees set forth in the Director Appointment Proposal, and, if presented at the Meeting, “FOR” the Adjournment Proposal.

The existence of financial and personal interests of Galileo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Galileo and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. These conflicts of interest include, among other things, that if Galileo does not consummate an initial business combination by October 22, 2021, Galileo may be forced to liquidate and the Founder Shares held by Galileo’s officers, directors and the Sponsor, which is affiliated with certain of Galileo’s officers, and the 3,562,000 Private Warrants purchased by the Sponsor and the Sponsor Warrants (if issued at Closing at the option of the Sponsor) would be worthless. See the sections entitled “Proposal 2: The Business Combination Proposal — Interests of Galileo’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information.
Q:
How do Galileo’s initial shareholders intend to vote their shares?

A:
All of Galileo’s initial shareholders have previously agreed to vote all ordinary shares owned by them in favor of a business combination proposed to them for approval, including the Business Combination.

Q:
May Galileo’s initial shareholders purchase Public Shares or warrants prior to the Meeting?

A:
At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Galileo or Galileo’s securities, Galileo’s initial shareholders and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Galileo Ordinary Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on outstanding Galileo Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either prior to or immediately after the Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this joint proxy statement/consent solicitation statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Galileo will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Q:
What happens if I sell my Ordinary Shares before the Meeting?

A:
The Record Date for the Meeting is earlier than the date of the Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Ordinary Shares after the applicable record date, but before the Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:
How has the announcement of the Business Combination affected the trading price of Galileo’s Ordinary Shares, warrants and units?

A:
On April 27, 2021, the last trading date before the public announcement of the Business Combination, Galileo’s Ordinary Shares, warrant and units closed at $10.07, $0.9499 and $10.85, respectively.

On July 19, 2021, the closing sale prices of Galileo’s Ordinary Shares, warrants and units were $10.01, $1.13, and $11.07 respectively.
Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Shareholders may send a later-dated, signed proxy card to Galileo’s Chief Financial Officer at the address set forth below so that it is received by Galileo’s Chief Financial Officer prior to the vote at the Meeting (which is scheduled to take place            , 2021) or attend and vote at the virtual Meeting in person by visiting https://www.cstproxy.com/galileoacquisitioncorp/sm2021 and entering the assigned control number. Shareholders also may revoke their proxy by sending a notice of revocation to Galileo’s Chief Executive Officer, which must be received by Galileo’s Chief Financial Officer prior to the vote at the Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:
What happens if I fail to take any action with respect to the Meeting?

A:
If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of the Company. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Galileo. However, if you fail to take any action with respect to the Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this joint proxy statement/consent solicitation statement/prospectus for redeeming your shares.

Q:
What should I do with my share certificates, warrant certificates and/or unit certificates?

A:
Pursuant to the Current Charter, a Public Shareholder may request that Galileo redeem all or a portion of such Public Shareholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)
hold Public Shares or hold Public Shares through units and you elect to separate your units into the underlying Public Share and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)
prior to       , Eastern Time, on            , 2021 (two business days prior to the vote at the Meeting) (i) submit a written request to the Transfer Agent that the Company redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying Public Shares and public warrants prior to exercising redemption rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of such Public Shareholder’s Public Shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, Galileo will redeem each ordinary share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds (net of required tax payments), divided by the number of then-outstanding Public Shares, divided by the number of then outstanding Public Shares.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Galileo unless the Galileo Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus. Galileo will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Meeting — redemption rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Galileo warrant holders should not submit certificates, if any, relating to their warrants. Public shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.
Upon effectiveness of the Business Combination, subject to the treatment of certain ordinary shares pursuant to the Sponsor Forfeiture Letter and the Sponsor Escrow Agreement, holders of Galileo Ordinary Shares and warrants will receive Common Stock and warrants to receive Common Stock of the Company without needing to take any action and, accordingly, such holders should not submit the certificates, if any, relating to their Ordinary Share or warrants. In addition, before the Closing, each outstanding unit of Galileo (each of which consists of one Ordinary Share and one warrant to purchase one Ordinary Share) will be separated into its components of shares and warrants.
Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Ordinary Shares.

Q:
Who can help answer my questions?

A:
If you have questions about the Business Combination or if you need additional copies of the joint proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact the proxy solicitor for Galileo, Morrow Sodali LLC:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: GLEO.info@investor.morrowsodali.com
You also may obtain additional information about Galileo from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent at the address below prior to        a.m., Eastern Time, on            , 2021 (two business days prior to the vote at the Meeting). If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
This summary highlights selected information from this joint proxy statement/consent solicitation statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the Meeting, whether or not you plan to attend such meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Merger Agreement, attached as Annex C to this joint proxy statement/consent solicitation statement/prospectus. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Merger Agreement is also described in detail in this joint proxy statement/consent solicitation statement/prospectus in the section entitled “The Merger Agreement.” This joint proxy statement/consent solicitation statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”
Parties to the Business Combination
Galileo
Galileo is a blank check company that was incorporated as a Cayman Islands exempted company on July 30, 2019, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
Galileo’s units, ordinary shares and warrants are traded on the NYSE under the symbols “GLEO.U,” “GLEO”, and “GLEO WS”, respectively. Galileo’s units, each consisting of one ordinary share and one warrant, will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will no longer exist as a separate security. Upon the Closing, Galileo intends to change its name from “Galileo Acquisition Corp.” to “Shapeways Holdings, Inc.” Galileo intends to apply to continue the listing of its Common Stock and warrants on NYSE under the symbols “SHPW” and “SHPW WS,” respectively, upon the Closing.
Galileo’s principal executive offices are located at 1049 Park Ave. 14A, New York, NY 10028 and its phone number is (347) 517-1041.
MergerSub
Galileo Acquisition Holdings Inc. (“Merger Sub”) is a Delaware corporation and a wholly-owned subsidiary of Galileo.
Purchaser Representative
Galileo Founders Holdings, L.P., a Delaware limited partnership and Galileo’s Sponsor (the “Sponsor”), is serving as the “Purchaser Representative” under the Merger Agreement, and in such capacity will represent the interests of Galileo’s shareholders after the Closing (other than the Shapeways Securityholders immediately prior to the Effective Time and their successor and assigns) with respect to certain matters under the Merger Agreement.
Shapeways
Shapeways, Inc., a Delaware corporation (“Shapeways”), is a leading digital manufacturer combining high-quality, flexible on-demand manufacturing with purpose-built proprietary software to offer customers an end-to-end digital manufacturing platform on which they can rapidly transform digital designs into physical products. Shapeways’ manufacturing platform offers customers access to high-quality manufacturing from start to finish through automation, innovation and digitization. Shapeways’ proprietary software, wide selection of materials and technologies, and global supply chain aim to lower manufacturing barriers and accelerate delivery of items customers need manufactured from prototypes to finished parts. Shapeways combines deep digital manufacturing know-how and software expertise to deliver high-quality, flexible on-demand digital manufacturing to a range of customers, from project-focused engineers to large enterprises.

Shapeways is located at 30-02 48th Avenue, Long Island City, NY 11101 and its phone number is            .
Seller Representative
Fortis Advisors LLC, (the “Seller Representative”), a Delaware limited liability company, is serving in the capacity as the representative from and after the Effective Time for the Shapeways Stockholders with respect to certain matters under the Merger Agreement.
Proposals to be Submitted at the Meeting
Proposal 1: The Domestication Proposal
Galileo and Shapeways and the other parties thereto have agreed to the Business Combination under the terms set forth in the Merger Agreement. If the Business Combination Proposal (described below) is approved and the Business Combination is to be consummated, prior and as a condition to the Closing, Galileo will (a) be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware (which is referred to herein as the “Domestication”); (b) in connection therewith, adopt upon the Domestication taking effect, the Proposed Charter, in the form appended to this joint proxy statement/consent solicitation statement/prospectus as Annex A, in place of Galileo’s Current Charter; and (c) file the Proposed Charter with the Secretary of State of Delaware. At the time of the Domestication and the Closing, simultaneously with the adoption of the Proposed Charter, the Galileo Board intends to adopt Bylaws in the form appended as Annex B to this joint proxy statement/consent solicitation statement/prospectus. Upon effectiveness of the Domestication, all of Galileo’s outstanding securities will convert to outstanding securities of the continuing corporation.
After consideration of the factors identified and discussed in the section entitled “Proposal 1: The Domestication Proposal — Reasons for the Domestication,” the Galileo Board has decided that it would be in the best interests of Galileo to effect the Domestication in connection with the Business Combination.
The Domestication Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by Galileo’s shareholders. The Domestication Proposal is to be submitted for consideration and vote by the Public Shareholders by special resolution.
For additional information, see “Proposal 1: The Domestication Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 2: The Business Combination Proposal
This section describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex C, and the related agreements. Galileo’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination.
Merger Agreement
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) the Domestication will occur prior to and as a condition to the Closing and (ii) at the Closing, and following the Domestication and the PIPE Investment, Merger Sub will merge with and into Shapeways (the “Merger”), with Shapeways continuing as the surviving entity and wholly-owned subsidiary of Galileo, and with each Shapeways stockholder receiving newly issued shares of Galileo at the Closing (as further described below). Simultaneously with entering into the Merger Agreement, Galileo entered into Subscription Agreements with PIPE Investors to purchase a total of 7.5 million shares of Common Stock at $10.00 per share, with aggregate gross proceeds to Galileo of $75,000,000. The PIPE Investors include certain existing Shapeways stockholders and Desktop Metal, a supplier to Shapeways who has agreed to invest $20.0 million in the PIPE Investment. As a result of this investment, Shapeways will be obligated to purchase $20.0 million of materials from

Desktop Metal. Shapeways and Desktop Metal will also negotiate the terms of a commercial relationship, although there is no definitive agreement as to the terms of any such relationship and there can be no assurance that the parties will enter into any such relationship. For additional information concerning Shapeways’ commercial relationship with Desktop Metal see the section entitled “Background of the Business Combination”.
The total consideration received by Shapeways Securityholders from Galileo at the Closing will have an aggregate value equal to $406,000,000 (the “Merger Consideration”), payable, in the case of Shapeways Stockholders, solely in new shares of Common Stock and, in the case of other Shapeways Securityholders, in new shares of Common Stock and/or securities convertible into or exercisable for new shares of Common Stock. The Merger Consideration deliverable to Shapeways Stockholders will be allocated pro rata based on their ownership of Shapeways after giving effect to the required conversion of all of the outstanding shares of Shapeways Preferred stock into shares of Shapeways Common Stock immediately prior to, and contingent upon, the Closing.
After the Closing, shares of Common Stock representing 10% of the Merger Consideration (the “Earnout Consideration”) will be subject to vesting and forfeiture conditions based upon the VWAP of Common Stock reaching targets of $14.00 and $16.00, respectively (with 50% released at each target) for a period of 30 consecutive trading days during the three-year period after the Closing (the “Earnout Terms”), with the portion of such shares that would otherwise be deliverable to Shapeways Stockholders at the Closing being withheld from payment and deposited into escrow pursuant to a mutually agreeable escrow agreement (the “Escrow Agreement”). A pro rata portion of the Earnout Shares will be allocated to Shapeways options and warrants that are exchanged for options and warrants (as applicable) for shares of Galileo at the Closing (as described below).
Shapeways Options issued pursuant to Shapeways’ Equity Plan that are not exercised prior to the Closing will be assumed by Galileo and converted, subject to certain adjustments that are described in the Merger Agreement, into options exercisable for shares of Common Stock and, in the case of in-the-money Shapeways Options, a right to receive an award of restricted stock units denominated in shares of Common Stock that are subject to the Earnout Terms and to service-based vesting and forfeiture restrictions. Shapeways Warrants that are not exercised prior to the Closing will be assumed by Galileo and converted into warrants exercisable for shares of Common Stock and, in the case of in-the-money Shapeways Warrants, warrants exercisable for shares of Common Stock that are subject to the Earnout Terms. Prior to the Closing, outstanding Shapeways Convertible Notes will be converted into shares of Shapeways Preferred Stock at the election of the holders thereof, which shares of Shapeways Preferred Stock will then be converted into shares of Shapeways Common Stock prior to the Closing. From and after the Closing, the name of the Combined Company will be Shapeways Holdings, Inc.
Representations and Warranties
The Merger Agreement contains a number of representations and warranties made by each of Galileo and Shapeways as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.
Closing Conditions
The Closing is subject to the satisfaction of certain closing conditions, including that there not have been a Material Adverse Effect on the business of Shapeways and that after giving effect to completion and payment of the redemption, if any, Galileo shall have cash or cash equivalents equal to at least $100,000,000, including funds remaining in the Trust Account and the proceeds of any PIPE Investment, prior to giving effect to the payment of any of Galileo’s expenses and liabilities due at the Closing.
Lock-Up Agreement
Simultaneously with the execution and delivery of the Merger Agreement, certain shareholders of Shapeways entered into Lock-Up Agreements with Galileo. Pursuant to the Lock-Up Agreements, each Shapeways shareholder party thereto agreed not to, during the period commencing from the Closing and ending 180 days after the Closing (subject to early release if Shapeways consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Galileo restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Galileo restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Galileo restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).
Subscription Agreement
Simultaneously with the execution of the Merger Agreement, Galileo and Shapeways entered into Subscription Agreements with PIPE Investors for an aggregate for 7,500,000 shares of Galileo’s common stock, par value $0.0001 per share, at a price of $10.00 per share, for an aggregate of $75,000,000, in a private placement to be consummated simultaneously with the closing of the Transaction. The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Galileo’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). In addition, Shapeways granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.
Registration Rights Agreement
In connection with the Closing, certain Shapeways Stockholders who will be affiliates of Galileo immediately after the Closing will enter into the Registration Rights Agreement to provide such Shapeways Stockholders with registration rights that are substantially similar in all material respects to, and pari passu with, the registration rights of the Sponsor and EBC pursuant to that certain Founder Registration Rights Agreement, dated as of October 17, 2019, by and among the Purchaser, the Sponsor and EBC.
Additional Information
For additional information, including information about certain material U.S. Federal Income Tax Consequences to U.S. Holders of Public Shares and other agreements relating to the Business Combination, see “Proposal 2: The Business Combination Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
The Business Combination Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution. For additional information, see “Proposal 2: The Business Combination Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 3: The Charter Proposal
In connection with the Business Combination, Galileo is asking its shareholders to approve a Proposal to replace the Current Charter with the Proposed Charter, to be effective upon the consummation of the Business Combination. The Proposed Charter (i) includes supermajority voting standards in connection with the removal of a director; (ii) removes the right of the stockholders to call a special stockholder meeting; (iii) removes the right of the stockholders to take action by written consent; (iv) removes certain blank check provisions that will not be necessary upon consummation of the Business Combination; and (v) increases the number of shares of Common Stock the Company is authorized to issue.
The Proposed Charter differs in material respects from the Current Charter and Galileo urges shareholders to carefully consult the information set out in the section entitled “Proposal 3: The Charter Proposal” and the full text of the Proposed Charter, attached hereto as Annex A.
The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, the Charter Proposal will have no effect, even if approved by Galileo’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Proposals. The Charter Proposal is to be submitted for consideration and vote by the Public Shareholders by special resolution.
The Charter Proposal is to be submitted for consideration and vote by the Public Shareholders by special resolution. For additional information, see “Proposal 3: The Charter Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposals 4 – 9: The Organizational Documents Proposals
Galileo’s shareholders are also being asked to approve and adopt, on a non-binding advisory basis, the Organizational Documents Proposals, which relate to certain corporate governance provisions in the Proposed Charter that will be adopted when the Proposed Charter replaces the Current Charter, if the Charter Proposal is approved. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal).
The Organizational Documents Proposals relate to: (i) inclusion of supermajority voting standards in connection with the removal of a director; (ii) removal of the right of the stockholders to call a special stockholder meeting; (iii) removal the right of the stockholders to take action by written consent; (iv) the change of the Company’s name to “Shapeways Holdings, Inc.”; (v) the removal of certain blank check provisions that will not be necessary upon consummation of the Business Combination; and (vi) the increase in the number of shares of Common Stock the Company is authorized to issue. The Organizational Documents Proposals are to be submitted for consideration and vote by the Public Shareholders by ordinary resolution.
For additional information, see “Proposals 4 – 9: The Organizational Documents Proposals” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 10: The Share Escrow Amendment Proposal
Galileo’s shareholders are also being asked to approve an amendment to the Share Escrow Agreement entered into at the time of the IPO by Galileo, Sponsor and the escrow agent thereunder to revise the lock-up period under the Share Escrow Agreement to match the lock-up period reflected in the Lock-Up Agreements with certain stockholders of Shapeways entered into simultaneously with the Merger Agreement in connection with the Business Combination. The Share Escrow Amendment Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution.
For additional information, see “Proposal 10: The Share Escrow Amendment Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 11: The NYSE Proposal
Assuming the Business Combination Proposal and the Charter Proposal are approved, Galileo’s shareholders are also being asked to consider and vote on a Proposal by ordinary resolution to approve, for the purposes of complying with NYSE Listing Rule 312.03 the issuance of more than 20% of the voting power or number of issued and outstanding Ordinary Shares, or change in control, resulting from the PIPE

Investment (as defined in this joint proxy statement/consent solicitation statement/prospectus), and in connection with the Business Combination. The NYSE Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution.
For additional information, see “Proposal 11: The NYSE Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 12: The Incentive Plan Proposal
Assuming the Business Combination Proposal, the Charter Proposal and the NYSE Proposal are approved, Galileo’s shareholders are also being asked to approve the Incentive Plan Proposal.
Galileo expects that, prior to the consummation of the Business Combination, its Board will approve and adopt the Incentive Plan. Galileo shareholders should carefully read the entire Incentive Plan, the form of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E, before voting on this Proposal.
The Incentive Plan Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution. For additional information, see “Proposal 12: The Incentive Plan Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 13: The ESPP Proposal
Assuming the Business Combination Proposal, the Charter Proposal and the NYSE Proposal are approved, Galileo’s shareholders are also being asked to approve the ESPP Proposal. If the ESPP Proposal is approved by shareholders, the Combined Company will be authorized to provide eligible employees with an opportunity to purchase shares of the Combined Company at a discount to the market price and to pay for such purchases through payroll deductions in accordance with the ESPP’s terms.
Galileo expects that, prior to the consummation of the Business Combination, the Galileo Board will approve and adopt the ESPP. Galileo shareholders should carefully read the entire ESPP, the form of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F, before voting on this Proposal.
The ESPP Proposal is to be submitted for consideration and vote by the Public Shareholders by ordinary resolution. For additional information, see “Proposal 13: The ESPP Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 14: The Director Appointment Proposal
Effective from the consummation of the Domestication and Business Combination, the Company’s Board will consist of seven (7) directors and will be a classified Board with three classes of directors, with each initial Class I director having a term that expires at the Company’s annual meeting of stockholders in 2022, each initial Class II director having a term that expires at the Company’s annual meeting of stockholders in 2023 and each initial Class III director having a term that expires at the Company’s annual meeting of stockholders in 2024, or when such directors’ successors have been duly elected and qualified, or upon such directors’ earlier death, resignation, retirement or removal for cause. Galileo is proposing that its shareholders approve the election of the seven director nominees to serve on the Company Board following the Closing of the Business Combination. The Director Appointment Proposal is being submitted for consideration and vote by the Public Shareholders by ordinary resolution.
For additional information, see “Proposal 14: The Director Appointment Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Proposal 15: The Adjournment Proposal
The Adjournment Proposal allows the Galileo Board to submit a Proposal to approve the adjournment of the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the

Proposals, the Organizational Documents Proposals or the Director Appointment Proposal. If the Adjournment Proposal is presented to the Public Shareholders, it will be submitted to consideration and vote by ordinary resolution.
For additional information, see “Proposal 15: The Adjournment Proposal” section of this joint proxy statement/consent solicitation statement/prospectus.
Date and Time of Meeting
The Meeting will be held via live webcast at10 a.m., Eastern Time, on            , 2021, to consider and vote upon the Proposals to be submitted to the Meeting, including, if necessary, the Adjournment Proposal. For the purposes of Galileo’s Amended and Restated Memorandum and Articles of Association, the physical place of the meeting will be 1345 Avenue of the Americas,11th Floor, New York, NY 10105.
The Meeting can be accessed by visiting https://www.cstproxy.com/galileoacquisitioncorp/sm2021 where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Meeting. If you do not have a control number, please contact the Continental Stock Transfer Company, the transfer agent.
Registering for the Meeting
As a registered shareholder, you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.
You can pre-register to attend the virtual meeting starting       , 2021 at 9:00 a.m. Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/galileoacquisitioncorp/sm2021, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.
Beneficial owners, or investors who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have internet capabilities, you can listen to the meeting by dialing +1 888-965-8995 (toll-free), outside the U.S. and Canada +1 415-655-0243 (standard rates apply) when prompted enter the pin number 95510303#. This phone number is listen-only; you will not be able to vote or enter questions during the meeting.
Voting Power; Record Date
Public Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned Galileo Ordinary Shares at the close of business on             , 2021, which is the record date for the Meeting (the “Record Date”). Public Shareholders will have one vote for each ordinary share of Galileo owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Galileo’s warrants do not have voting rights. On the Record Date, there were 17,400,000 Ordinary Shares outstanding, of which 13,800,000 were not held by the Sponsor or initial shareholders or by EBC.
Quorum and Vote of Shareholders
A quorum of Galileo’s shareholders is necessary to hold a valid meeting. The holders of at least one-third (1/3) of the issued and outstanding Ordinary Shares, being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting), shall constitute a quorum. In the absence of a quorum, the meeting may be adjourned in accordance with the terms of the Current Charter. As of the Record Date for the Meeting, 5,800,000 ordinary shares would be required to achieve a quorum.
The holders of Sponsor Shares at the time of the IPO entered into the Sponsor Letter Agreement pursuant to which to vote all Sponsor Shares beneficially owned be them in favor of the Business Combination Proposal. As of the Record Date, there are outstanding 3,600,000 total ordinary shares that are not public shares or Representative Shares.
The following votes are required for each Proposal at the Meeting:
•
Domestication Proposal: The Domestication Proposal must be approved by a special resolution under Cayman Islands law, which is the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Business Combination Proposal: The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Charter Proposal: The Charter Proposal must be approved by a special resolution under Cayman Islands law, which is the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Organizational Documents Proposals: The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Share Escrow Amendment Proposal: The Share Escrow Amendment Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
NYSE Proposal: The NYSE Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Incentive Plan Proposal: The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
ESPP Proposal: The ESPP Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

•
Director Appointment Proposal: The election of the director nominees pursuant to the Director Appointment Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting

•
Adjournment Proposal: The Adjournment Proposal must be approved by an ordinary resolution under Cayman Islands law, which is the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

With respect to each Proposal except The Director Appointment Proposal in this joint proxy statement/consent solicitation statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.” With respect to the director nominees described in The Director Appointment Proposal, you may vote “FOR ALL” or “WITHHOLD ALL” or may withhold your vote with respect to particular nominee(s) named by you.
If a shareholder fails to return a proxy card and does not attend the Meeting in person or fails to instruct a broker or other nominee how to vote, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting.

Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.
Redemption Rights
Pursuant to the Current Charter, a Public Shareholder may request that Galileo redeem all or a portion of such Public Shareholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(a)
hold Public Shares or hold Public Shares through units and you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)
prior to       , Eastern Time, on            , 2021 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Galileo’s transfer agent (the “Transfer Agent”), that Galileo redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

As noted above, holders of units must elect to separate the underlying Public Shares and public warrants prior to exercising redemption rights with respect to the Public Shares. If holders of units hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.
Public Shareholders may elect to redeem all or a portion of their Public Shares regardless whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Galileo will redeem each such public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of June 1, 2021, this would have amounted to approximately $10.09 per Public Share.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. The holder can request redemption of Public Shares by contacting the Transfer Agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus. Galileo will be required to honor such request only if made prior to the deadline for exercising redemption requests. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Galileo unless the Galileo Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). See “Meeting — redemption rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Shareholders must properly exercise their right to redeem the Public Shares they hold no later than the close of the vote on the Business Combination Proposal and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the transfer agent prior to            , Eastern Time, on             , 2021 (two business days prior to the vote at the Meeting).

Immediately following the consummation of the Business Combination, Galileo will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Shareholders that validly exercised their redemption rights.
Appraisal Rights
Shareholders of Galileo do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Galileo has engaged Morrow Sodali LLC to assist in the solicitation of proxies.
If a shareholder grants a proxy, it may still vote its shares in person (which would require presence at the virtual Meeting) if it revokes its proxy before the Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Meeting — Revoking Your Proxy.”
Interests of Galileo’s initial shareholders, Sponsor, Officers and Directors in the Business Combination
In considering the recommendation of Galileo’s Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, Galileo’s initial shareholders, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Galileo’s other shareholders generally. Galileo’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Galileo’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
•
the fact that the Sponsor paid an aggregate of $25,000 for the Sponsor Shares which (to the extent not forfeited pursuant to the terms of the Sponsor Forfeiture Letter) will have a significantly higher value at the time of the Business Combination, if it is consummated;

•
the fact that the designees of EBC own 150,000 ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, and 548,000 Private Warrants, purchased by EBC at a price of $1.00 per Private Warrant. If Galileo consummates the Business Combination, the Representative Shares, and the shares that issuable pursuant to the Private Warrants, will have a significantly higher value at the time of the Business Combination. However, if Galileo does not consummate Business Combination or another business combination by October 22, 2021, and Galileo is therefore required to be liquidated, these securities may be worthless.

•
the fact that, pursuant to the Business Combination Marketing Agreement entered into by Galileo and EBC in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000, (up to 25% of which may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination) (the “EBC Transaction Fee”), will be payable to EBC and EBC will also be reimbursed for reasonable costs and expenses associated with services performed in connection with the IPO, up to an aggregate amount of $20,000. Accordingly, EBC has an interest in Galileo completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, EBC will receive the EBC Transaction Fee or have these expenses reimbursed;

•
the fact that the Private Warrants purchased by the Sponsor and by EBC and the Sponsor Warrant (assuming the conversion of the Sponsor Note at Closing) will be worthless if Galileo does not consummate a business combination;

•
the fact that if the Trust Account is liquidated, including in the event Galileo is unable to complete an initial business combination by October 22, 2021, the Sponsor has agreed to indemnify Galileo to the extent necessary to preserve the Funds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to Galileo, reduce the amount of funds in the Trust Account to below $10.00 per public share, except as to any claims by a vendor or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Galileo’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act;
•
the fact that Galileo’s initial shareholders and the Sponsor have waived their rights to receive distributions from the Trust Account with respect to their Insider Shares upon Galileo’s liquidation if Galileo is unable to consummate its initial business combination;

•
the fact that unless Galileo consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account);

•
the fact that, in connection with the anticipated appointment of Alberto Recchi and Patrick S. Jones, two of Galileo’s directors, as directors of the Company after the consummation of the Business Combination, Messrs. Recchi and Jones in the future they will receive any cash fees, stock options or stock awards that the Board determines to pay to such directors.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Galileo or its securities, Galileo’s initial shareholders, Shapeways and/or their respective affiliates may purchase Public Shares from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such securities purchases and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on outstanding Galileo Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this joint proxy statement/consent solicitation statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Galileo will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of Galileo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Galileo and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the sections entitled “Risk Factors”, “The Business Combination Proposal — Interests of Galileo’s Directors and Officers and Others in the Business Combination and “Beneficial Ownership of Securities” for more information and other risks.
Certain Other Benefits in the Business Combination
In addition to the interests of Galileo’s initial shareholders, Sponsor, directors and officers in the Business Combination, Galileo shareholders should be aware that EBC, the underwriter for Galileo’s IPO, Stifel, Needham and Craig Hallum have financial interests in the Business Combination.

•
Pursuant to the Business Combination Marketing Agreement entered into by Galileo and EBC in connection with the IPO, a transaction fee equal to 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000, up to 25% of which may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination (the “EBC Transaction Fee”), will be payable to EBC upon consummation of the Business Combination. At the Closing, EBC shall also be reimbursed for reasonable costs and expenses associated with services performed in connection with the IPO, up to an aggregate amount of $20,000. Accordingly, EBC has an interest in Galileo completing the Business Combination because, if the Business Combination, or another business combination, is not consummated, EBC will not receive the EBC Transaction Fee or be reimbursed for expenses pursuant to the Business Combination Marketing Agreement.

•
In addition, designees of EBC own 150,000 ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, and 548,000 Private Warrants, purchased by EBC at a price of $1.00 per Private Warrant. If Galileo consummates the Business Combination, the Representative Shares, and the shares that issuable pursuant to the Private Warrants, will have a significantly higher value at the time of the Business Combination. However, if Galileo does not consummate Business Combination or another business combination by October 22, 2021, and Galileo is therefore required to be liquidated, these securities may be worthless.

•
In connection with the Business Combination, on April 26, 2021, Galileo entered into capital markets advisory agreements (the “Capital Markets Advisor ELs”) with Needham and Craig Hallum with, pursuant to which a capital markets advisory fee (collectively, the “Capital Markets Advisory Fees”) will be payable to each of Needham and Craig Hallum at, and contingent upon, the Closing. The Capital Markets Advisory Fees, in aggregate, will constitute 25% of the EBC Transaction Fee pursuant to the Business Combination Marketing Agreement. Additionally, pursuant to the terms of the Capital Markets Advisor with Needham, at the Closing, Needham will be reimbursed for reasonable out-of-pocket costs and expenses not to exceed $10,000 (including fees and disbursements to legal counsel). Accordingly, Needham and Craig Hallum have an interest in Galileo completing the Business Combination because, if the Business Combination or another business combination, is not consummated, Needham and Craig Hallum will not receive the Capital Markets Advisory Fees and Needham will not be reimbursed for expenses pursuant to its Capital Markets Advisor EL with Galileo.

•
Pursuant to the Stifel Engagement Letter, a placement fee (the “Placement Fee”) equal to 4.0% of the gross proceeds to Galileo from the PIPE Investment, excluding proceeds from PIPE Investors that were Shapeways Stockholders as of the date they entered into Subscription Agreements and excluding proceeds from Stifel or any of its affiliates, will be payable to Stifel upon consummation of the PIPE Investment. Additionally, the Stifel Engagement Letter requires Galileo to reimburse Stifel for reasonable out-of-pocket expenses, not to exceed $25,000 in the aggregate, regardless of whether the PIPE Investment is consummated. Accordingly, Stifel has an interest in the Company completing the PIPE Investment and the Business Combination because, if the PIPE Investment is not consummated, Stifel will not receive the Placement Fee.

Recommendation of the Galileo Board
The Galileo Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of Galileo and recommends that Galileo’s shareholders vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each separate Organizational Documents Proposals, “FOR” the Share Escrow Amendment Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal “FOR” each of the director nominees set forth in the Director Appointment Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal.
Conditions to the Closing of the Business Combination
For a discussion of the conditions to the Closing of the Business Combination, please see “Proposal 2: The Business Combination Proposal — Conditions to Closing.”

United States Federal Income Tax Consequences
For a description of the material United States federal income tax considerations of an exercise of redemption rights, please see “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.”
Anticipated Accounting Treatment
For a discussion summarizing the anticipated accounting treatment of the Business Combination, please see “Anticipated Accounting Treatment.”
Regulatory Matters
The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with Cayman Islands and Delaware necessary to effectuate the Domestication, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Galileo, and the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, including the requirement to file the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part and to disseminate this joint proxy statement/consent solicitation statement/prospectus to Galileo’s shareholders.
Emerging Growth Company
Galileo is currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Galileo’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Galileo elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Galileo’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Once Galileo loses its “emerging growth company” status, it will no longer be able to take advantage of certain exemptions from reporting, and it will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Galileo will incur additional expenses in connection with such compliance and Galileo’s management will need to devote additional time and effort to implement and comply with such requirements.
Additionally, Galileo is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.
Summary Risk Factors
You should consider all the information contained in this joint proxy statement/consent solicitation statement/prospectus in deciding how to vote for the Proposals presented in this joint proxy statement/consent solicitation statement/prospectus. In particular, you should consider the risk factors described under the section entitled “Risk Factors”. Such risks include, but are not limited to, the following risks with respect to the Company subsequent to the Business Combination:
Risks Related to Shapeways’ Business, Brand, Products and Industry
•
Shapeways has a history of losses and may not achieve or maintain profitability in the future.

•
Shapeways faces significant competition and expect to face increasing competition in many aspects of its business, which could cause our operating results to suffer.

•
The digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance.

•
If Shapeways fails to grow its business as anticipated, its revenues, gross margin and operating margin will be adversely affected.

•
If Shapeways’ new and existing solutions and software do not achieve sufficient market acceptance, its financial results and competitive position will decline.

•
Shapeways’ attempts to expand its business into new markets may not be successful.

•
Shapeways may be unable to consistently manufacture its customers’ designs to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or meet expectations as to delivery, reliability, and cost.

•
Shapeways’ success depends on its ability to deliver services that meet the needs of its customers and to effectively respond to changes in its industry.

•
Failure to attract, integrate and retain additional personnel in the future could harm Shapeways’ business and negatively affect our ability to successfully grow our business.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GALILEO
The following table sets forth selected historical financial information of Galileo for the periods and as of the dates indicated. The selected historical financial information of Galileo as of and for the years ended December 31, 2020 and 2019 was derived from the audited restated historical financial statements of Galileo included elsewhere in this proxy statement/consent solicitation statement/prospectus. The selected historical interim financial information of Galileo as of March 31, 2021 and for the three months ended March 31, 2021 and March 31, 2020 was derived from the unaudited interim financial statements of Galileo included elsewhere in this proxy statement/consent solicitation statement/prospectus. Such financial information should be read in conjunction with Galileo’s audited restated financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Galileo and Galileo’ financial statements and the related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

	For the Three Months Ended March 31,		For the Year Ended December 31, 2020	For the Period from July 30, 2019 (Inception) Through December 31, 2019
	2021	2020
			(restated)
Statement of Operations Data:
General and administrative costs	$187,536	$200,037	$795,613	$172,820
Loss from operations	(187,536)	(200,037)	(795,613)	(172,820)
Interest earned on marketable securities held in Trust Account	23,949	546,631	744,021	414,479
Transaction costs allocable to warrant liabilities	—	—	—	(4,078)
Change in fair value of warrant liabilities	1,191,900	945,300	(1,479,600)	(616,500)
Net income (loss)	$1,028,313	$1,291,894	$(1,531,192)	$(378,919)
Weighted average shares outstanding, basic and diluted	3,600,000	3,600,000	3,600,000	3,600,000
Basic and diluted net loss per common share	$0.28	$0.21	$(0.63)	$(0.22)
Cash Flow Data:
Net cash used in operating activities	$(168,573)	$(258,550)	$(587,232)	$(231,770)
Net cash used in investing activities	$—	$—	$—	$(138,000,000)
Net cash provided by financing activities	$—	$—	$500,000	$138,943,832
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
		(restated)
Balance Sheet Data:
Cash	$456,257	$624,830	$712,062
Prepaid expenses and other current assets	$104,229	$65,301	$129,666
Cash and marketable securities held in Trust Account	$139,182,449	$139,158,500	$138,414,479
Warrant liability	$2,260,500	$3,452,400	$1,972,800
Total liabilities	$3,028,123	$4,162,132	2,038,516
Ordinary shares subject to possible redemption	$131,714,810	$130,686,490	$132,217,690
Total shareholders’ equity	$5,000,002	$5,000,009	$5,000,001
SELECTED HISTORICAL FINANCIAL INFORMATION OF SHAPEWAYS
The following table sets forth selected historical financial information of Shapeways for the periods and as of the dates indicated. The selected historical financial information of Shapeways as of and for the years ended December 31, 2020 and 2019 was derived from the audited historical financial statements of Shapeways included elsewhere in this proxy statement/consent solicitation statement/prospectus. The selected historical interim financial information of Shapeways as of March 31, 2021 and for the three months ended March 31, 2021 was derived from the unaudited interim financial statements of Shapeways included elsewhere in this proxy statement/consent solicitation statement/prospectus. Such financial information should be read in conjunction with Shapeways’ audited financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Shapeways” and Shapeways’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
	For the Three Months Ended March 31,		For the Year Ended Decemberr 31,
(in thousands)	2021	2020	2020	2019
Statement of Operations Data:
Revenue, net	$8,789	$7,883	$31,775	$33,511
Cost of revenue	4,660	4,716	17,903	21,337
Gross profit	4,129	3,167	13,872	12,174
Operating expenses
Selling, general, and administrative expenses	2,999	2,923	10,752	13,062
Research and development	1,310	1,482	5,592	5,246
Depreciation and amortization expense	34	39	149	319
Total operating expenses	4,343	4,444	16,493	18,627
Loss from operations	$(214)	$(1,277)	$(2,621)	$(6,453)
Net income (loss)	$1,708	$(1,437)	$(3,168)	$(6,973)
Cash Flow Data:
Net cash used in operating activities	$(940)	$(2,079)	$(1,593)	$(6,901)
Net cash used in investing activities	(136)	6	(104)	(156)
Net cash (used in) provided by financing activities	(444)	(444)	732	4,045
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Balance Sheet Data:
Cash and cash equivalents	$7,032	$8,564	$9,464
Total assets	15,555	16,742	15,955
Long-term debt	8,107	10,568	9,904
Total liabilities	15,513	18,589	15,524
Total stockholders’ equity (deficit)	42	(1,847)	431

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination (the “Transactions”). The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although Galileo will acquire all of the outstanding equity interests of Shapeways in the Business Combination, Galileo will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Shapeways issuing shares for the net assets of Galileo, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Shapeways. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Domestication. The summary unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives effect to the Transactions as if they had occurred on March 31, 2021. The summary unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 gives effect to the Transactions as if they had occurred on January 1, 2020.
The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this joint proxy statement/consent solicitation statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Galileo and Shapeways for the applicable periods included in this joint proxy statement/consent solicitation statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what Galileo’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of Galileo following the reverse recapitalization
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Common Stock:
•
Assuming Minimum Redemptions: This presentation assumes that no Public Shareholders of Galileo exercise redemption rights with respect to their Public Shares.

•
Assuming Maximum Redemptions: This presentation assumes that 11,361,645 Public Shares are redeemed for aggregate redemption payments of $114,639,000 assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to one hundred million dollars ($100,000,000). As all of Galileo’s initial shareholders waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

	Pro Forma Combined
(in thousands, except share and per share amounts)	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Three Months Ended March 31, 2021
Net income	$2,712	$2,712
Net income per share — basic	$0.05	$0.06
Weighted average shares outstanding of Common Stock — basic	58,172,838	46,811,193
Net income per share — diluted	$0.04	$0.05
Weighted average shares outstanding of Common Stock — diluted	63,971,249	52,609,604
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2020
Net loss
Net loss per share — basic and diluted	$(0.24)	$(0.30)
Weighted average shares outstanding of common stock — basic and diluted	58,172,838	46,811,193
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of March 31, 2021
Total assets	$209,653	$95,014
Total liabilities	$9,497	$9,497
Total stockholders’ equity	$200,156	$85,517

COMPARATIVE PER SHARE INFORMATION
The following table sets forth summary historical comparative share information for Galileo and Shapeways and unaudited pro forma condensed combined per share information of Galileo after giving effect to the Transactions, presented under the two assumed redemption scenarios as follows:
•
Assuming Minimum Redemptions: This presentation assumes that no Public Shareholders of Galileo exercise redemption rights with respect to their Public Shares.

•
Assuming Maximum Redemptions: This presentation assumes that 11,361,645 Public Shares are redeemed for aggregate redemption payments of $114,639,000, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to one hundred million dollars ($100,000,000). As all of Galileo’s initial shareholders waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The selected unaudited pro forma condensed combined book value information as of March 31, 2021 gives pro forma effect to the Transactions and the other events as if consummated on March 31, 2021. The selected unaudited pro forma condensed combined net loss per share and weighted average shares outstanding information for the three months ended March 31, 2021 and the year ended December 31, 2020 gives pro forma effect to the Transactions and the other events related to the Business Combination, as if consummated on January 1, 2020, the beginning of the earliest period presented.
This information is only a summary and should be read in conjunction with the historical financial statements and accompanying notes of Galileo and Shapeways included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of Galileo and Shapeways is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included elsewhere in this proxy statement/consent solicitation statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma condensed combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of Galileo and Shapeways would have been had the companies been combined during the periods presented.
Galileo is providing the following comparative per share information to assist you in your analysis of the financial aspects of the Transactions.
	Pro Forma Combined
	Galileo (Historical)(2)		Shapeways (Historical)	Assuming Minimum Redemption	Assuming Maximum Redemption	Shapeways Equivalent Pro Forma Per Share Data(4)
As of and For the Three Months Ended March 31, 2021
Book value per share(1)		$0.29	$—	$3.44	$1.83	$—
Weighted average shares outstanding of redeemable ordinary / common shares		13,800,000
Net income per ordinary / common share,redeemable	$		—

	Pro Forma Combined
	Galileo (Historical)(2)	Shapeways (Historical)	Assuming Minimum Redemption	Assuming Maximum Redemption	Shapeways Equivalent Pro Forma Per Share Data(4)
Weighted average shares outstanding of non-redeemable ordinary / common shares	3,600,000	21,333,583	58,172,838	46,811,193	17,920,210
Net income per ordinary / common share, non-redeemable	$0.28	$0.08	$0.05	$0.06	$0.10
As of and For the Year Ended December 31, 2020
Book value per share(1)	$0.29	$(0.11)	N/A(4)	N/A(5)	$(0.09)
Weighted average shares outstanding of redeemable ordinary / common shares	13,800,000
Net income per ordinary / common share,redeemable	$0.05
Weighted average shares outstanding of non-redeemable ordinary / common shares	3,600,000	25,403,048	58,172,838	46,811,193	21,338,560
Net loss per ordinary / common share, non-redeemable	$(0.63)	$(0.12)	$(0.24)	$(0.30)	(0.15)

(1)
Book value per share means total shareholders’ equity (deficit) divided by ordinary or common shares outstanding.

(2)
Amounts as of and for the year ended December 31, 2020 based on historical, as restated.

(3)
The equivalent per share data for Shapeways is calculated by multiplying the combined pro forma per share data by an assumed Conversion Ratio of 0.83 reflecting an assumed Redemption Price of $10.09 and a Per Share Price of $8.40.

(4)
Pro forma balance sheet for the year ended December 31, 2020 not required and as such, no such calculation included in this table.

TICKER SYMBOLS AND DIVIDEND INFORMATION
Galileo
Units, Ordinary Shares and Warrants
Galileo units commenced public trading on October 18, 2019, and Galileo Ordinary Shares and warrants commenced separate public trading on November 14, 2019. Galileo’s units, each consisting of one Ordinary Share and one warrant, will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will cease to exist as a separate security. Upon the Closing, Galileo intends to change its name from “Galileo Acquisition Corp.” to “Shapeways Holdings, Inc.” Galileo intends to apply to continue the listing of its Common Stock and warrants on NYSE under the symbols “SHPW” and “SHPW WS,” respectively, upon the Closing.
Holders
As of the close of business on the Record Date, there were 17,400,000 Ordinary Shares outstanding. As of July 20, 2021, there was one holder of record of Units, 16 holders of record of Ordinary Shares and three holders of record of Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Ordinary Shares and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy
Galileo has not paid any cash dividends on its Ordinary Shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Company Board at such time.
Shapeways
There is no public market for shares of Shapeways equity securities.

RISK FACTORS
You should carefully consider all the following risk factors, together with all of the other information in this joint proxy statement/consent solicitation statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this joint proxy statement/consent solicitation statement/prospectus.
The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, the Company’s business, financial condition and results of operations. If any of the events described below occur, the Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Galileo and Shapeways.
Throughout this section, references to the “Company” refer to the Company and its consolidated subsidiaries as the context so requires.
Risks Related to the Business Combination
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
Unless waived by the parties to the Merger Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of conditions set forth in the Merger Agreement. For more information about conditions to the consummation of the Business Combination, see the section entitled “Proposal No. 2: The Business Combination Proposal — Conditions to Closing.”
The Merger Agreement includes a Minimum Cash Condition as a Condition to the consummation of the Merger, which may make it more difficult for Galileo to complete the Business Combination as contemplated.
The Merger Agreement provides that Shapeways’ obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, Galileo have at least $100,000,000 in cash andcash equivalents, including funds remaining in the Trust Account (after giving effect to the completion andpayment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of Galileo’sexpenses and liabilities due at the Closing (the “Minimum Cash Condition”).
This condition is for the sole benefit of Shapeways. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. The Merger Agreement also contains a mutual condition that as of the Closing, Galileo shall have net tangible assets of at least $5,000,001.
There can be no assurance that Shapeways could and would waive the Minimum Cash Condition. Furthermore, as provided in the Cayman Constitutional Documents, in no event will Galileo redeem its public shares in an amount that would cause Galileo’s net tangible assets to be less than $5,000,001. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.
If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the Trust Account, the cash held by the Company (including Shapeways) in the aggregate, after the Closing may not be sufficient to allow Galileo to operate and pay Galileo’s bills as they become due. Furthermore, Galileo’s affiliates are not obligated to make loans to Galileo in the future (other than the Sponsor’s commitment to provide Galileo loans in order to finance transaction costs in connection with a business combination). The additional exercise of redemption rights with respect to a large number of Galileo’s public shareholders may make Galileo unable to take such actions as may be desirable in order to optimize the capital structure of the Company after consummation of the Business Combination and Galileo may not be able to raise additional financing from unaffiliated parties necessary to fund Galileo’s expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding Galileo’s ability to continue as a going concern at such time.

The ability of Public Shareholders to exercise redemption rights with respect to Public Shares may prevent Galileo from completing the Business Combination or maximizing its capital structure.
Galileo does not know how many Public Shareholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on Galileo’s expectations (and those of other parties to the Merger Agreement) as to the amount of funds available in the Trust Account after giving effect to any redemptions of Public Shares.
It is a condition to Shapeways’ obligation to close the Business Combination, which may be waived by Shapeways, that, upon the Closing, Galileo have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, after giving effect to the payment of Galileo’s unpaid transaction expenses and liabilities, of an amount equal to at least $100,000,000. If too many Public Shareholders elect to redeem their shares or Shapeways does not waive the condition described in the preceding sentence as a condition to the Closing and a sufficient number of PIPE Investors default upon obligations pursuant to PIPE Subscription Agreements, the proceeds from the PIPE Investment alone may be insufficient to complete the Business Combination and additional third-party financing may not be available to Galileo. For information regarding the parameters of the minimum cash condition described in this paragraph, please see the sections of this joint proxy statement/ consent solicitation statement/prospectus entitled “Proposal 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” and “Proposal 2: The Business Combination Proposal — The Merger Agreements — Conditions to Closing.”
There are risks to Galileo’s shareholders who are not affiliates of the Sponsor of becoming stockholders of the Combined Company through the Business Combination rather than acquiring securities of Shapeways directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Galileo’s securities in connection therewith, investors will not receive the benefit of any outside independent review of Galileo’s and Shapeways’ respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Galileo’s shareholders must rely on the information in this proxy statement/consent solicitation statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.
If Shapeways became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time . . . the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as Galileo, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/consent solicitation statement/prospectus.

In addition, the amount of due diligence conducted by Galileo and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Shapeways. Accordingly, it is possible that defects in Shapeway’s business or problems with Shapeway’s management that would have been discovered if Shapeways conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Combined Company Common Stock.
Unlike an underwritten initial public offering, the initial trading of the Combined Company’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of the Combined Company’s securities on the NYSE could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for the Combined Company’s securities during the period immediately following the listing.
Furthermore, the Sponsor and certain of Galileo’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of our shareholders generally. Such interests may have influenced Galileo’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/consent solicitation statement/ prospectus. See “— Since the Sponsor and Galileo’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of Galileo’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Shapeways is appropriate as Galileo’s initial business combination. Such interests include that the Sponsor will lose its entire investment in Galileo if the business combination is not completed.” and in “Proposal 2 — The Business Combination Proposal — Interests of Galileo’s Directors and Officers and Others in the Business Combination.” In addition, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event we complete an initial business combination, even if the business combination causes the trading price of the Combined Company’s common stock to materially decline.
Since the Sponsor and Galileo’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of Galileo’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Shapeways is appropriate as Galileo’s initial business combination. Such interests include that the Sponsor will lose its entire investment in Galileo if the business combination is not completed.
When you consider the recommendation of the Galileo Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Galileo’s directors and officers have interests in such proposal that are different from, or in addition to, those of Galileo’s shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
Prior to Galileo’s IPO, the Sponsor purchased 3,450,000 Galileo ordinary shares for an aggregate purchase price of $25,000, or approximately $0.007 per share (after taking account of the subsequent Share Dividend). As a result of the significantly lower investment per share of the Sponsor as compared with the investment per share of Public Shareholders, a transaction which results in an increase in the value of the investment of the Sponsor may result in a decrease in the value of the investment of Public Shareholders. In addition, if Galileo does not consummate a business combination by October 22, 2021, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, liquidating and dissolving, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 3,450,000 Galileo ordinary shares owned by the Sponsor would be worthless because following the redemption of the Public Shares, Galileo would likely have few, if any, net assets and because the Sponsor and Galileo’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any Galileo ordinary shares held by it or them, as applicable, if Galileo fails to complete a business combination within the required period. Additionally, in such event, the 3,562,000 private placement warrants purchased by the Sponsor simultaneously with the consummation of Galileo’s IPO for an aggregate purchase price of $3,562,000 and the Sponsor Warrants (if issued at Closing at the option of the Sponsor) will also expire worthless. Galileo’s directors and executive officers also have a direct or indirect economic interest in such private placement warrants and in the 3,450,000 Galileo Ordinary Shares owned by the Sponsor. Pursuant to the PIPE Investment, the Sponsor has agreed to surrender for cancellation 690,000 Galileo Ordinary Shares in connection with the PIPE Investment. The remaining 2,760,000 shares of the Combined Company’s common stock into which the 2,760,000 Galileo ordinary shares held by the Sponsor will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $27.6 million based upon the closing price of $10.01 per public share on the NYSE on July 19, 2021, the most recent practicable date prior to the date of this proxy statement/ consent solicitation statement/prospectus. However, given that such shares of Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/consent solicitation statement/prospectus, Galileo believes such shares have less value. The 3,562,000 Combined Company warrants into which the 3,562,000 private placement warrants held by the Sponsor will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $4.0 million based upon the closing price of $1.13 per public warrant on the NYSE on July 19, 2021, the most recent practicable date prior to the date of this proxy statement/consent solicitation/prospectus. On July 19, 2021, the closing sale prices of Galileo’s units, Ordinary Shares, and warrants were $11.07, $10.01 and $1.13, respectively.
•
Albert Recchi, the Chief Financial Officer and a director of Galileo and Patrick S. Jones, a director of Galileo, are expected to be directors of the Combined Company after the consummation of the Business Combination. As such, in the future, each of Messrs. Recchi and Jones may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the Company’s board of directors determines to pay to its non-employee directors.

•
Galileo’s existing directors and officers will be eligible for continued indemnification and continued coverage under Galileo’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

•
In order to protect the amounts held in Galileo’s Trust Account, the Sponsor has agreed that it will be liable to Galileo if and to the extent any claims by a third party for services rendered or products sold to Galileo, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of Galileo’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•
Galileo’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. However, if Galileo fails to consummate a business combination by October 22, 2021, they will not have any claim against the Trust Account for reimbursement. Accordingly, Galileo may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date.

The existence of personal and financial interests of one or more of Galileo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Galileo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. For additional information on the interests and relationships of Galileo’s Sponsor, initial shareholders, directors and officers in the Business Combination see the sections titled “Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus Interests of Galileo’s initial shareholders, Sponsor, Officers and Directors in the Business Combination,” “Proposal No. 2 — The Business Combination Proposal —Interests of Galileo’s Directors and Officers and Others in the

Business Combination,” “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities.”
The personal and financial interests of the Sponsor as well as Galileo’s directors and officers may have influenced their motivation in identifying and selecting Shapeways as a business combination target, completing an initial business combination with Shapeways and influencing the operation of the business following the initial business combination. In considering the recommendations of Shapeways’ board of directors to vote for the proposals, its shareholders should consider these interests.
Neither the Galileo Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
Neither the Galileo Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that Galileo is paying for Shapeways is fairto Galileo from a financial point of view. Neither the Galileo Board nor any committee thereof obtained a third-party valuation in connection with the Business Combination. In analyzing the Business Combination, the Galileo Board and management conducted due diligence on Shapeways and researched the industry in which Shapeways operates. The Galileo Board reviewed, among other things, financial due diligence materials prepared by professional advisors, financial and market data information on selected comparable companies, the implied purchase price multiple of Galileo and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of Galileo shareholders. Accordingly, investors will be relying solely on the judgment of the Galileo Board and management in valuing Shapeways, and the Galileo Board and management may not have properly valued Shapeways’ business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially adversely impact Galileo’s ability to consummate the Business Combination.
Subsequent to the consummation of the Business Combination, the Company may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause Galileo shareholders to lose some or all of your investment.
Although Galileo has conducted due diligence on Shapeways, Galileo cannot assure Public Shareholders that this diligence revealed all material issues that may be present in Shapeways’ businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Galileo’s or Shapeways’ control will not later arise. As a result, Galileo may be forced to later write-down or write-off assets, restructure Galileo’s operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Galileo’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on Galileo’s liquidity, the fact that Galileo reports charges of this nature could contribute to negative market perceptions about Galileo or Galileo’s securities. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Galileo’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.
The Sponsor and EBC have entered into a letter agreement with Galileo to vote in favor of the Business Combination, regardless of how Galileo public shareholders vote.
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and EBC pursuant to the Sponsor Letter Agreement, have agreed, among other things, to vote in favor of all the proposals being presented at the Meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the Merger). As of the date of this joint proxy statement/consent solicitation statement/prospectus, the Sponsor and EBC in the aggregate own approximately

20.0% of the issued and outstanding ordinary shares (excluding the private placement shares underlying the Private Placement Warrants and the Sponsor Warrants). Accordingly, the Business Combination could be approved even if the majority of the votes cast by the Public Shareholders are against it.
The Sponsor Letter Agreement may be amended without shareholder approval.
The Sponsor Letter Agreement contains provisions relating to transfer restrictions of Galileo’s Sponsor Shares, the Representative Shares and other Galileo securities held by the Sponsor, indemnification of the Trust Account and waiver of redemption rights and participation in liquidation distributions from the Trust Account. The Sponsor Letter Agreement may be amended by the parties thereto, without shareholder approval. While Galileo does not expect the Galileo Board to approve any amendment to this agreement prior to the Business Combination, it may be possible that the Galileo Board, in exercising its business judgment and subject to its fiduciary duties and any restrictions under the Merger Agreement, chooses to approve one or more amendments to such agreement. Any such amendment may have an adverse effect on the value of an investment in Galileo’s securities or the likelihood that there will not be Public Share redemptions that could affect the ability to consummate the Business Combination.
The exercise of Galileo’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Galileo’s shareholders’ best interest.
In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require Galileo to agree to amend the Merger Agreement, to consent to certain actions taken by Shapeways, or to waive rights that Galileo is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Galileo’s business, a request by Galileo to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement, or the occurrence of other events that would have a material adverse effect on Shapeways’ business and would entitle Galileo to terminate the Merger Agreement. In any of such circumstances, it would be at Galileo’s discretion, acting through the Galileo Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Galileo and Galileo’s shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/consent solicitation statement/prospectus, Galileo does not believe there will be any changes or waivers that Galileo’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Galileo will circulate a new or amended proxy statement/consent solicitation statement/prospectus and re-solicit Galileo’s shareholders if changes to the terms of the transaction that would have a material impact on Galileo’s shareholders are required prior to the vote on the Business Combination Proposal.
The Sponsor, Galileo’s directors, officers, advisors, and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of Galileo ordinary shares.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding Galileo or Galileo’s securities, the Sponsor or Galileo’s directors, officers, advisors or affiliates may purchase public shares from institutional and other investors, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of Galileo shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor and/or their directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Organizational Documents

Proposals, the Share Escrow Amendment Proposal, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Appointment Proposal, and the Adjournment Proposal are approved by the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the Meeting, vote at the Meeting, (ii) the Domestication Proposal and the Charter Proposal are approved by the affirmative vote of holders of a majority of at least two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the Meeting, vote at the Meeting, (iii) the Minimum Available Cash Condition is met and/or otherwise limit the number of public shares electing to redeem, and (iv) Company’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Investment.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.
In addition, if such purchases are made, the public “float” of Galileo public shares and the number of beneficial holders of Galileo securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of Galileo’s securities on a national securities exchange.
There can be no assurance that the shares of the Combined Company’s common stock that will be issued in connection with the Business Combination will be approved for listing on the NYSE following the Closing, or that the Combined Company will be able to comply with the continued listing rules of the NYSE.
In connection with the Business Combination and as a condition to Shapeways’ obligations to complete the Business Combination, the Company will be required to demonstrate compliance with the NYSE’s initial listing requirements, which generally require, among other criteria, a per share price of at least $4.00 per share and a market capitalization of at least $150,000,000. In addition to the listing requirements for the Company’s common stock, the NYSE imposes listing standards on warrants. Galileo cannot assure you that the Company will be able to meet those initial listing requirements, in which case Shapeways will not be obligated to complete the Business Combination.
In order to continue the listing of its securities on the NYSE, Galileo prior to the Business Combination, and the Combined Company following the consummation of the Business Combination, must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the NYSE, distribution levels. Generally, a listed company must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of its securities (currently 300 public holders). Even if the Company’s common stock and warrants are approved for listing on the NYSE, the Company may not meet the NYSE continued listing requirements following the Business Combination.
If the NYSE delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, the Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:
•
a limited availability of market quotations for its securities;

•
reduced liquidity for its securities;

•
a determination that the Company’s common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

•
a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of Galileo’s securities may depend on, among other things, the number of Galileo’s shares that are redeemed.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.”

Because Galileo’s units and Galileo’s ordinary shares and warrants are listed on the NYSE, Galileo’s units, ordinary shares and warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of Galileo’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Galileo is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Galileo was no longer listed on the NYSE, Galileo’s securities would not qualify as covered securities under the statute and Galileo would be subject to regulation in each state in which Galileo offers its securities.
If the Combined Company does not maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the redeemable warrants, public holders will only be able to exercise such redeemable warrants on a “cashless basis” which would result in a fewer number of shares being issued to the holder had such holder exercised the redeemable warrants for cash.
Except as set forth below, if the Combined Company does not maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” provided that an exemption from registration is available. As a result, the number of ordinary shares that a holder will receive upon exercise of its warrants will be fewer than it would have been had such holder exercised its warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise their warrants on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants is available. Under the terms of the warrant agreement, the Combined Company has agreed to use its best efforts to meet these conditions and to maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, the Combined Company cannot assure you that it will be able to do so. If the Combined Company is unable to do so, the potential “upside” of the holder’s investment in the Combined Company’s may be reduced or the warrants may expire worthless. Notwithstanding the foregoing, the private warrants may be exercisable for unregistered ordinary shares for cash even if the prospectus relating to the ordinary shares issuable upon exercise of the warrants is not current and effective.
Galileo’s shareholders will experience immediate dilution as a consequence of the issuance of Common Stock as consideration in the Business Combination and due to future issuances pursuant to the Incentive Plan and the ESPP. Having a minority share position may reduce the influence that Galileo’s current stockholders have on the management of the Company.
It is anticipated that, following the Business Combination (assuming, among other things, that no public shareholders exercise their redemption rights with respect to their public shares, and subject to the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”) (1) Galileo’s public shareholders are expected to own approximately 23.7% of the outstanding Common Stock, (2) the Shapeways Stockholders (without taking into account any public shares held by the Shapeways Stockholders prior to the consummation of the Business Combination or purchased in the PIPE Investment or the exercise by Shapeways’ stockholders of appraisal rights) are expected to collectively own approximately 58.4% of the outstanding Common Stock, and (3) the Sponsor and other initial shareholders are expected to own approximately 5.0% of the outstanding Common Stock. Of the shares of Common Stock to be issued at the Closing, 3,396,284 shares (the “Earnout Shares”) will be deposited into escrow in accordance with the terms of the Escrow Agreement and will be subject to reduction or forfeiture during the Escrow Period in accordance with the terms of the Merger Agreement. Upon completion of the Merger, subject to the assumptions described above, excluding the Earnout Shares, Public Stockholders will own approximately 25.2% of the outstanding shares of the Combined Company, the Sponsor and initial shareholders will own approximately 5.3% of the outstanding shares of the Combined Company, the Shapeways Stockholders will own approximately 55.8% of the outstanding shares of the Combined Company and approximately 13.7% of the outstanding shares of the Combined Company will be held by the PIPE Investors.

In addition, the Combined Company’s employees and consultants hold securities which, after the Closing will be securities convertible for Common Stock, and after Business Combination, are expected to be granted equity awards under the Incentive Plan and opportunities to purchase Common Stock under the ESPP. Galileo shareholders will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Common Stock and when additional shares of Common Stock are purchased under the ESPP.
A significant portion of Galileo’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Common Stock to drop significantly, even if the Combined Company’s business is doing well.
Pursuant to the terms of the Share Escrow Agreement (as amended by the Share Escrow Amendment, assuming that the Share Escrow Amendment Proposal is approved by Galileo’s shareholders), in the case of the Sponsor and EBC, and pursuant to the terms of the Lock-Up Agreements, in the case of the certain Shapeways Stockholders party thereof, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, EBC and the applicable Shapeways Stockholders will be contractually restricted from selling or transferring the securities that are the subject of the Share Escrow Agreement and the Lock-Up Agreements, respectively (the “Lock-Up Shares”). Such restrictions will end on the earlier of
(i)
the date that is 180 days after the Closing and

(ii)
the date on which the Company completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the its public stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

However, following the expiration of such lockup period (the “Lock-Up Period”), the Sponsor, EBC and the applicable Shapeways Stockholders will not be restricted from selling the Lock-Up Shares held by them, other than by applicable securities laws and by any other applicable restrictions described in the Merger Agreement. Additionally, the PIPE Investors, subject to the registration of the shares of Common Stock to be issued to PIPE Investors at the Closing, and holders of Public Warrants, if they exercise such Warrants, will not be restricted from selling any of their shares of Common Stock following the Closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Stock. Upon completion of the Business Combination, assuming, among other things, that no Public Shares are redeemed at the Closing, and subject to the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” the Sponsor and the initial shareholders will own approximately 5.0% of the outstanding shares of the Combined Company and the Shapeways Stockholders will own approximately 58.4% of the outstanding shares of the Combined Company. In the event that 11,361,645 Public Shares (which is the maximum number of Public Shares which may be redeemed at the Closing as presented (and subject to the assumptions) in the “Assuming Maximum Redemption Scenario” described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”) are redeemed in connection with the Closing, these percentages would increase to 6.2% and 72.6%, respectively.
Subject to applicable securities laws, after the expiration of the Lock-Up Period, the shares held by the Sponsor, EBC and the Shapeways Stockholders party to the Lock-Up Agreements, respectively, may be sold. As such restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Company’s stock price and the market price of Common Stock could decline if the holders of shares that are currently restricted, or shares that will be restricted after the Closing during the Lock-Up Period, sell those shares or are perceived by the market as intending to sell them.
The historical financial results of Shapeways and unaudited pro forma financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus may not be indicative of what Shapeways’ actual financial position or results of operations would have been if it were a public company.
The historical financial results of Shapeways included in this joint proxy statement/consent solicitation statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a public company during the periods presented or those the Combined Company will achieve in the future. The Combined Company’s financial condition and future results of operations could be materially different from amounts reflected in Shapeways’ historical financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited pro forma condensed combined financial information in this joint proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Galileo’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The unaudited pro forma financial information has been prepared based on a number of assumptions including, but not limited to, Shapeways being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Shapeways on the date the Business Combination closes and the number of Galileo’s public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of Galileo’s future operating or financial performance and Galileo’s actual financial condition and results of operations may vary materially from the pro forma results of operations and balance sheet contained elsewhere in this joint proxy statement/consent solicitation statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Financial projections with respect to Shapeways may not prove to be reflective of actual financial results.
In connection with the Business Combination, the Galileo Board considered, among other things, internal financial forecasts prepared by, or at the direction of, the management of Shapeways, the key elements of which are set forth in the section entitled “Proposal 2: The Business Combination Proposal — Recommendation of the Galileo Board and Reasons for the Business Combination.” Shapeways does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results and does not plan to disclose projections in the future. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are based on various estimates and assumptions such as customer retention and customer ordering being consistent with recent historical results, diversified future market penetration by Shapeways and the addition of certain manufacturing capabilities and software offerings, among others, as further described elsewhere in this joint proxy statement/consent solicitation statement/prospectus, that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Shapeways and none of which will be updated for events after the date hereof. There can be no assurance that Shapeways’ financial condition, including its cash flows or results of operations, will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of the Public Shares or the business, financial condition and results of operations of the Combined Company following the Closing. Accordingly, you should not place undue reliance on these projections.
Galileo does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Galileo to complete the Business Combination with which a substantial majority of Galileo shareholders do not agree.
The existing Governing Documents do not provide a specified maximum redemption threshold, except that Galileo will not redeem public shares in an amount that would cause Galileo’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Investment (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).
As a result, Galileo may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers, or their affiliates. As of the date of this proxy statement/consent solicitation statement/prospectus, no agreements with respect to the private purchase of public shares by Galileo or the persons described above have been entered into with any such investor or holder. Galileo will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The announcement of the proposed Business Combination could disrupt Shapeways’ relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.
Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Shapeways’ business include the following:
•
its employees may experience uncertainty about their future roles, which might adversely affect the Company’s ability to retain and hire key personnel and other employees;

•
customers, suppliers, business partners and other parties with which Shapeways maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with Shapeways or fail to extend an existing relationship with Shapeways; and

•
Shapeways continues to expand and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Shapeways and, in the future, the Company’s results of operations and cash available to fund its business.
Galileo may be forced to close the Business Combination even if Galileo determined it is no longer in its shareholders’ best interest.
Galileo’s public shareholders are protected from a material adverse event of Shapeways arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their public shares for a pro rata portion of the funds held in the Trust Account, calculated as of two business days prior to the vote at the Meeting. Accordingly, if a material adverse event were to occur after approval of the Proposals at the Meeting, Galileo may be forced to close the Business Combination even if Galileo determines it is no longer in its shareholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on Galileo’s business, financial condition or results of operations.
Galileo and Shapeways will incur significant transaction and transition costs in connection with the Business Combination.
Galileo and Shapeways have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Galileo and Shapeways may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by the Company following the Closing of the Business Combination.
Following the consummation of the Business Combination, Galileo’s only significant asset will be its ownership interest in Shapeways and such ownership may not be sufficient to pay dividends or make distributions or loans to enable the Company to pay any dividends on the Common Stock or satisfy its other financial obligations.
Following the consummation of the Business Combination, Galileo will have no direct operations and no significant assets other than its ownership of Shapeways. Galileo and certain investors, the Shapeways Stockholders, and directors and officers of Shapeways and its affiliates will become stockholders of the Company. Galileo will depend on Shapeways for distributions, loans and other payments to generate the funds necessary to meet Galileo’s financial obligations, including Galileo’s expenses as a publicly traded company and to pay any dividends with respect to the Company’s common stock. The financial condition and operating requirements of Shapeways may limit Galileo’s ability to obtain cash from Shapeways. The earnings from, or other available assets of, Shapeways may not be sufficient to pay dividends or make distributions or loans to enable Galileo to pay any dividends on the Company’s common stock or satisfy Galileo’s other financial obligations.
If third parties bring claims against Galileo, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in Galileo’s initial public offering).
Galileo’s placing of funds in the Trust Account may not protect those funds from third-party claims against Galileo. Although Galileo will seek to have all vendors, service providers (other than Galileo’s independent registered public accounting firm), prospective target businesses and other entities with which Galileo does business execute agreements with Galileo waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Galileo’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Galileo’s management will consider whether competitive alternatives are reasonably available to Galileo and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Galileo under the circumstances.
Examples of possible instances where Galileo may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Galileo and will not seek recourse against the Trust Account for any reason. Upon redemption of Galileo’s public shares, if Galileo has not completed its business combination within the required time period, or upon the exercise of a redemption right in connection with its business combination, Galileo will be required to provide for payment of claims of creditors that were not waived that may be brought against Galileo within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors.
The Sponsor has agreed that it will be liable to Galileo if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which Galileo has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Galileo’s indemnity of the underwriters of Galileo’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Galileo has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Galileo’s company. The Sponsor may not have sufficient funds available to satisfy those obligations. Galileo has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Galileo’s business combination and redemptions could be reduced to less than $10.00 per public share. In such event, Galileo may not be able to complete Galileo’s business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of Galileo’s directors or officers will indemnify Galileo for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if Galileo is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Galileo which is not dismissed, or if Galileo otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Galileo’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Galileo’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Galileo may not be able to return to the public shareholders $10.00 per share (which was the offering price in the initial public offering).
Galileo’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Galileo’s Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Galileo’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Galileo currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Galileo’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If Galileo’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Galileo’s Public Shareholders may be reduced below $10.00 per share.
Warrants will become exercisable for Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to Galileo shareholders.
If the Business Combination is completed, outstanding warrants to purchase an aggregate of 17,910,000 shares of Common Stock will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of Common Stock will be issued, which will result in dilution to the holders of Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the prevailing market prices of Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See below risk factor, “Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.
Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.
The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer and Trust, as warrant agent, and Galileo. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 50% of the then- outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, Galileo may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although Galileo’s ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period, or decrease the number of shares of Common Stock purchasable upon exercise of a warrant.

The Combined Company may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
The Combined Company has the ability to redeem outstanding warrants (excluding the private warrants) at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date Galileo sends the notice of redemption to the warrantholders. If and when the warrants become redeemable by us, Galileo may exercise its redemption right even if the Combined Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.
In addition, the Combined Company may redeem your warrants at any time after they become exercisable and prior to their expiration at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of ordinary shares determined based on the redemption date and the fair market value of the Combined Company ordinary shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants. None of the private placement warrants will be redeemable by Galileo, subject to certain circumstances, so long as they are held by the Sponsor or its permitted transferees.
If Galileo requires Public Shareholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not approved.
If Galileo requires Public Shareholders who wish to redeem their Public Shares to comply with specific delivery requirements for redemption and such proposed business combination is not consummated, Galileo will promptly return such certificates to the applicable Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until Galileo has returned their securities to them. The market price for Galileo’s shares may decline during this time and Galileo’s Public Shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek conversion may be able to sell their securities.
If the Business Combination does not meet expectations of investors or securities analysts, the market price of Galileo’s securities (prior to the Closing) or the market price of the Company’s Common Stock after the Closing, may decline.
If the Business Combination does not meet the expectations of investors or securities analysts, the market price of Galileo’s securities prior to the Closing of the Business Combination may decline. The market values of Galileo’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this joint proxy statement/consent solicitation statement/ prospectus, or the date on which Galileo’s shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement will not be adjusted to reflect any changes in the market price of Galileo’s ordinary share, the market value of ordinary share issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, fluctuations in the price of securities of the Combined Company could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of Shapeways. Accordingly, the valuation ascribed to Shapeways in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Galileo’s securities develops and continues, the trading price of the securities of the Combined Company following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Galileo’s control. Any of the factors listed below could have a material adverse effect on your investment in Galileo’s securities and Galileo’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Galileo’s securities may not recover and may experience a further decline.
Factors affecting the trading price of the securities of the Combined Company after the Closing may include:
•
actual or anticipated fluctuations in the Combined Company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to the Combined Company;

•
changes in the market’s expectations about the Combined Company’s operating results;

•
success of competitors;

•
the Combined Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•
changes in financial estimates and recommendations by any securities analysts that may cover the Combined Company or the industries in which the Combined Company operates in general;

•
operating and stock price performance of other companies that investors deem comparable to the Combined Company;

•
the Combined Company’s ability to manufacture products on a timely basis;

•
the Combined Company’s ability to expand its manufacturing capabilities to other materials;

•
the Combined Company’s ability to generate revenue from sales of its software or from “gray-labelling” and “white-labelling” its software;

•
changes in laws and regulations affecting the Combined Company’s business;

•
commencement of, or involvement in, litigation involving the Combined Company;

•
changes in the Combined Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•
the volume of shares of Common Stock available for public sale;

•
any major change in post-Close Board or management;

•
sales of substantial amounts of Common Stock by directors, executive officers or significant shareholders, or the perception that such sales could occur; and

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general economic and political conditions such as recessions, pandemics, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of securities, irrespective of a company’s operating performance. The stock market in general, and NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Combined Company’s securities, may not be predictable. A loss of investor confidence in the market for the stock of other companies that investors perceive to be similar to the Combined Company could depress the Combined Company’s stock price regardless of its business, prospects, financial conditions, or results of operations. A decline in the market price of Galileo’s securities also could adversely affect the Combined Company’s ability to issue additional securities and to obtain additional financing in the future.
Effect of Domestication
Upon consummation of the Business Combination, the rights of holders of Common Stock arising under the DGCL as well as the Organizational Documents will differ from and may be less favorable to the rights of holders of Galileo’s ordinary shares arising under the Cayman Islands Companies Law as well as Galileo’s Current Charter.
Upon consummation of the Business Combination, the rights of holders of Common Stock will arise under the Organizational Documents as well as the DGCL. Those new organizational documents and the

DGCL contain provisions that differ in some respects from those in Galileo’s Current Charter and the Cayman Islands Companies Law and, therefore, some rights of holders of Common Stock could differ from the rights that holders of Galileo ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Law, such actions are generally available under the DGCL. This change could increase the likelihood that the Company becomes involved in costly litigation, which could have a material adverse effect on the Company.
In addition, there are differences between the new organizational documents of the Company and the current constitutional documents of Galileo. For a more detailed description of the rights of holders of Common Stock under the DGCL and how they may differ from the rights of holders of Galileo ordinary shares under the Cayman Islands Companies Act, please see the section entitled “Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”
The forms of the Proposed Charter and the Bylaws of the Company are attached as Annex A and Annex B, respectively, to this proxy statement/consent solicitation statement/prospectus and Galileo urges you to read them.
Delaware Law and the Proposed Charter will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Proposed Charter and the Bylaws that will be in effect upon completion of the Business Combination differ from the Current Charter. Among other differences, the Proposed Charter and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company Board, and therefore depress the trading price of the Company’s Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Galileo Board or taking other corporate actions, including effecting changes in management. Among other things, the Proposed Charter and the Bylaws include provisions regarding:
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a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Company Board;

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the ability of the Company Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the right of the Company Board to elect a director to fill a vacancy created by the expansion of the Company Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Company Board;

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the requirement that directors may only be removed from the Company Board for cause;

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the requirement that a special meeting of stockholders may be called only by the Company Board, the chairman of the Company Board or the Company’s chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

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controlling the procedures for the conduct and scheduling of the Company Board and stockholder meetings;

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the requirement for the affirmative vote of holders of 66 2∕3% of the voting power of the outstanding voting capital stock of the Company, voting together as a single class to amend, alter, change or repeal certain provisions in the Proposed Charter and the Bylaws, respectively, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

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the ability of the Company Board to amend the Bylaws, which may allow the Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt;

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advance notice procedures with which stockholders must comply to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company;

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the ability of the Company Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the limitation of the liability of, and the indemnification of, the Company’s directors and officers;

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the right of the Company Board to elect a director to fill a vacancy created by the expansion of the Company Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Company Board;

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the requirement that directors may only be removed from the Company Board for cause;

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the requirement that a special meeting of stockholders may be called only by the Company Board, the chairman of the Company Board or the Company’s chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

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prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of stockholders;

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controlling the procedures for the conduct and scheduling of the Company Board and stockholder meetings;

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the requirement for the affirmative vote of holders of 66 2∕3%; of the voting power of the outstanding voting capital stock of the Company, voting together as a single class to amend, alter, change or repeal certain provisions in the Certificate of Incorporation and the Bylaws, respectively, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

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the ability of the Company Board to amend the Bylaws, which may allow the Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

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advance notice procedures with which stockholders must comply to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company;

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the limitation of the liability of, and the indemnification of, the Company’s directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company Board or management.
In addition, as a Delaware corporation, the Company will generally be subject to provisions of Delaware law, including the DGCL. Although the Company will elect not to be governed by Section 203 of the DGCL, certain provisions of the Proposed Charter will, in a manner substantially similar to Section 203 of the DGCL, prohibit certain Company stockholders (other than those stockholders who are party to a stockholders’

agreement with the Company) who hold 15% or more of the Company’s outstanding capital stock from engaging in certain business combination transactions with the Company for a specified period of time unless certain conditions are met. See the section entitled “Description of Securities — Capital Stock of the Combined Company after the Business Combination — Anti-Takeover Effects of the Proposed Charter and the Bylaws.”
Any provision of the Proposed Charter, the Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for the Company’s common stock.
The form of the Proposed Charter is attached as Annex A to this joint proxy statement/consent solicitation statement/prospectus and Galileo urges you to read it.
Provisions in the Proposed Charter and Delaware law may have the effect of discouraging lawsuits against the directors and officers of the Company.
Following the Domestication and Business Combination, the Proposed Charter will require that, unless the board of directors of the Company consents in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to Company or its stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter, or (iv) any action asserting a claim governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.
The Proposed Charter provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the foregoing choice of forum provision.
This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which hthe federal courts have exclusive jurisdiction. The Proposed Charter provides further that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
These choices of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.
Risks Related to Galileo
Galileo has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If Galileo is unable to consummate a business combination, including the Business Combination, its Public Shareholders may be forced to wait after October 22, 2021 before receiving distributions from the Trust Account.
Galileo is a development stage blank check company, and it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. Galileo has until October 22, 2021 to complete a business combination. Galileo has no obligation to return funds to investors prior to such date unless (i) it consummates a business combination prior thereto or (ii) it seeks to amend its Current Charter prior to consummation of a business combination, and only then in cases where investors have sought to convert or sell their shares to Galileo. Only after the expiration of this full time period will public security holders be entitled to distributions from the Trust Account if Galileo is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate their investment, public securityholders may be forced to sell their Public Shares or Warrants, potentially at a loss. In addition if Galileo fails to complete an initial business combination by October 22, 2021, there will be no redemption rights or liquidating distributions with respect to the Warrants, which will expire worthless, unless Galileo amends its Current Charter to extend its life and certain other agreements it has entered into.
Public Shareholders have limited rights or interests in funds in the Trust Account. For Public Shareholders to liquidate their investment, therefore, they may be forced to sell Public Securities, potentially at a loss.
Public Shareholders will be entitled to receive funds from the Trust Account either (a) because they hold Public Shares or (b) they hold Public Shares through units and have elected to separate such units into the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares, only upon (i) such Public Shareholder’s exercise of redemption rights in connection with Galileo’s initial business combination (which will be the Business Combination, should it occur) and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem or (ii) the redemption of Public Shares if Galileo is unable to complete an initial business combination by October 22, 2021, subject to applicable law and as further described herein. In addition, if Galileo is unable to complete an initial business combination by October 22, 2021, compliance with applicable law and the Current Charter may result in a delay in winding up Galileo and may require Galileo submit a plan of dissolution to its then-existing shareholders for approval prior to the distribution of the proceeds held in Galileo’s Trust Account. In that case, Public Shareholders may be forced to wait beyond October 22, 2021, before they receive funds from the Trust Account. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, Public Shareholders may be forced to sell their Public Shares, potentially at a loss.
Galileo’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”
As of June 1, 2021, Galileo had approximately $456,300 in cash and may not have sufficient liquidity to fund its working capital needs. Further, Galileo has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. Galileo cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this joint proxy statement/consent solicitation statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.
Galileo’s private warrants are accounted for as liabilities and the changes in value of Galileo’s warrants could have a material effect on its financial results.
On April 12, 2021, the staff of the SEC (the “SEC Staff”) issued a statement (the “SEC Staff Statement”), wherein the SEC Staff expressed its view that certain terms and conditions common to special purpose acquisition company (“SPAC”) warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Galileo’s warrants. As a result of the SEC Staff Statement, Galileo reevaluated the accounting treatment of its warrants, and pursuant to the guidance in ASC 815, Derivatives and Hedging (“ASC 815”), determined the private warrants should be classified as derivative liabilities measured at fair value on its balance sheet, with any changes in fair value to be reported each period in earnings on its statement of operations.
As a result of the recurring fair value measurement, Galileo’s financial statements may fluctuate quarterly, based on factors, which are outside of its control. Due to the recurring fair value measurement, Galileo expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material.

Galileo’s private warrants, accounted for as a warrant liability, will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of Galileo’s ordinary shares and/or may make it more difficult for Galileo to consummate an initial business combination, if the business combination with Shapeways is not completed.
Galileo accounts for the 4,110,000 private warrants issued concurrently with the closing of the initial public offering in accordance with the guidance contained in Derivatives and Hedging — Contracts in Entity’s Own Equity (ASC 815-40). Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, Galileo will classify each private warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such remeasurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in its statement of operations and therefore its reported earnings. The impact of changes in fair value on earnings may have an adverse effect on the market price of Galileo’s ordinary shares. In addition, potential targets may seek a SPAC that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for Galileo to consummate an initial business combination with a target business (if the Business Combination is not completed).
Galileo identified a material weakness in its internal control over financial reporting, leading Galileo to restate previously issued financial in an amendment to Galileo’s Annual Report on Form 10-K for fiscal year 2020. If Galileo is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Galileo and materially and adversely affect its business and operating results.
Following the issuance of the SEC Staff Statement on April 12, 2021, after consultation with its independent registered public accounting firm, Galileo management and its audit committee concluded that, in light of the SEC Statement, it was appropriate to restate Galileo’s previously issued audited financial statements as of and for the period from July 30, 2019 (inception) to December 31, 2019 and for the year ended December 31, 2020. As part of such process, Galileo identified a material weakness in its internal controls over financial reporting.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Galileo’s financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to Galileo’s financial statements that could not be prevented or detected on a timely basis.
Effective internal controls are necessary for Galileo to provide reliable financial reports and prevent fraud. Galileo continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
If Galileo discovers additional weaknesses in its internal controls in the future, any such newly identified material weakness could limit Galileo’s ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its financial statements. In such case, Galileo may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in Galileo’s financial reporting and its share price may decline as a result. Galileo cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.
The ability of the public shareholders to exercise redemption rights with respect to a large number of Galileo public shares may not allow Galileo to complete the most desirable business combination or optimize the capital structure of the Company.
At the time of entering into the Merger Agreement, Galileo did not know how many shareholders may exercise their redemption rights, and therefore, Galileo needed to structure the transaction based on its expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon: (i) the approval of the each of the Domestication Proposal, the Charter Proposal, the Share Escrow Amendment Proposal, the NYSE Proposal, the Incentive Plan Proposal,

the ESPP Proposal and the Director Appointment Proposal; (ii) the expiration and termination of the applicable waiting period under the HSR Act relating to the Merger Agreement; and (iii) the Minimum Available Cash Condition. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated.
If, after Galileo distributes the proceeds in the Trust Account to its public shareholders, Galileo files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Galileo that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Galileo and its board of directors may be exposed to claims of punitive damages.
If, after Galileo distributes the proceeds in the Trust Account to its public shareholders, Galileo files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Galileo that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover all amounts received by Galileo’s shareholders. In addition, the Galileo Board may be viewed as having breached its fiduciary duty to Galileo’s creditors or having acted in bad faith, thereby exposing it and Galileo to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Galileo cannot assure you that claims will not be brought against Galileo for these reasons.
If, before distributing the proceeds in the Trust Account to Galileo’s public shareholders, Galileo files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Galileo that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Galileo’s shareholders and the per share amount that would otherwise be received by Galileo’s shareholders in connection with Galileo’s liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to Galileo’s public shareholders, Galileo files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Galileo that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in Galileo’s liquidation estate and subject to the claims of third parties with priority over the claims of Galileo’s shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by Galileo’s shareholders in connection with Galileo’s liquidation may be reduced and may be less than $10.00 per share, the offering price in the initial public offering.
Galileo’s shareholders may be held liable for claims by third parties against Galileo to the extent of distributions received by them upon redemption of their shares.
If Galileo is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Galileo was unable to pay Galileo’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Galileo’s shareholders. Furthermore, Galileo’s directors may be viewed as having breached their fiduciary duties to Galileo or Galileo’s creditors or may have acted in bad faith, and thereby exposing themselves and Galileo’s company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Galileo cannot assure you that claims will not be brought against Galileo for these reasons. Galileo and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Galileo’s share premium account while Galileo was unable to pay Galileo’s debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.
The securities in which Galileo invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.
The proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term

U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that Galileo is unable to complete Galileo’s initial business combination or make certain amendments to Galileo’s amended and restated memorandum and articles of association, Galileo’s public shareholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income not released to us, net of taxes payable. Negative interest rates could impact the per-share redemption amount that may be received by public shareholders.
Risks if the Domestication and the Business Combination are not Consummated
If Galileo is not able to complete the Business Combination with Shapeways by October 22, 2021 nor able to complete another business combination by such date, it would cease all operations except for the purpose of winding up and it would redeem its ordinary shares and liquidate the Trust Account, in which case Galileo’s public shareholders may only receive approximately $10.00 per share and Galileo’s warrants will expire worthless.
If Galileo is not able to complete the Business Combination with Shapeways by October 22, 2021 nor able to complete another business combination by such date, Galileo will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Galileo’s remaining shareholders and its board of directors, liquidate and dissolve, subject, in each case, to Galileo’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. In such case, Galileo’s public shareholders may only receive approximately $10.00 per share and Galileo’s warrants will expire worthless.
If Galileo has not completed its initial business combination, its public shareholders may be forced to wait until after October 22, 2021 before redemption from the Trust Account.
If Galileo has not completed its initial business combination by October 22, 2021, Galileo will distribute the aggregate amount then on deposit in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), pro rata to Galileo’s public shareholders by way of redemption and cease all operations except for the purposes of winding up of Galileo’s affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the Trust Account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If Galileo is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to Galileo’s public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Law. In that case, investors may be forced to wait beyond October 22, 2021, before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. Galileo has no obligation to return funds to investors prior to the date of Galileo’s redemption or liquidation unless, prior thereto, Galileo consummates its initial business combination or amend certain provisions of Galileo’s Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon Galileo’s redemption or any liquidation will public shareholders be entitled to distributions if Galileo has not completed Galileo’s initial business combination within the required time period and do not amend certain provisions of Galileo’s Cayman Constitutional Documents prior thereto.
Risks Related to Galileo’s Securities
Galileo’s outstanding warrants may have an adverse effect on the market price of Ordinary Shares or may create dilution for Public Shareholders.
Galileo has issued 17,910,000 warrants that will result in the issuance of additional Ordinary Shares. Such securities, when converted or exercised, will increase the number of issued and outstanding Ordinary

Shares. The sale, or even the possibility of sale, of the shares underlying the warrants could have an adverse effect on the market price for Galileo’s securities. If and to the extent these warrants are converted or exercised, Galileo’s Public Shareholders may experience dilution to their holdings.
Galileo’s management’s ability to require holders of Galileo’s redeemable warrants to exercise such redeemable warrants on a cashless basis will cause holders to receive fewer Ordinary Shares upon their exercise of the redeemable warrants than they would have received had they been able to exercise their redeemable warrants for cash.
If Galileo calls Galileo’s warrants for redemption after the redemption criteria described elsewhere in this proxy statement/consent solicitation statement/prospectus have been satisfied, Galileo’s management will have the option to require any holder that wishes to exercise his warrants (including any warrants held by Galileo’s initial shareholders or their permitted transferees) to do so on a “cashless basis.” If Galileo’s management chooses to require holders to exercise their warrants on a cashless basis, the number of Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in Galileo’s company.
The terms of Galileo’s warrants may be amended in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding warrants.
Galileo’s warrants were issued in registered form pursuant to the Warrant Agreement between the Warrant Agent and Galileo. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The Warrant Agreement requires the approval by the holders of a majority of the then outstanding warrants (including the Private Placement Warrants) in order to make any change that adversely affects the interests of the registered holders. Accordingly, the terms of the warrants may be amended in a manner adverse to a holder if holders of at least a majority of the then outstanding warrants approve of such amendment. Galileo or the Company may amend the terms of the warrants with the consent of at least a majority of the then outstanding warrants to effect any change thereto, including to increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Galileo or the Company purchasable upon exercise of a warrant. Accordingly, Galileo would need approval from the holders of only 4,425,001, or 36.9%, of the public warrants to amend the terms of the warrants (assuming that the initial shareholders do not purchase any warrants in the open-market and that the holders of the private warrants, excluding EBC voted in favor of such amendment.
Even if Galileo consummates the Business Combination, the Galileo Warrants may not be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per Ordinary Share. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
Risks Related to Redemption
Public Shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If Galileo’s shareholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.
A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental, Galileo’s transfer agent, in which it (a) requests that the Galileo redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 P.M, Eastern Time, on             , 2021 (two business days before the Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a public shareholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is Galileo’s understanding that public shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Galileo does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, the Galileo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of the initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Meeting of Galileo Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.
Investors may not have sufficient time to comply with the delivery requirements associated with exercise of their redemption rights.
Pursuant to Galileo’s Current Charter, Galileo is required to give a minimum of only 10 clear days’ notice (meaning 10 days’ notice, excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect) for an extraordinary general meeting. As a result, if Galileo requires public shareholders who wish to convert their public shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with specific delivery requirements for conversion, holders may not have sufficient time to receive the notice and deliver their shares for conversion. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Galileo’s securities when they otherwise would not want to.
If a public shareholder fails to receive notice of Galileo’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures required to redeem its shares, such shares may not be redeemed.
If, despite Galileo’s compliance with the proxy rules, a public shareholder fails to receive Galileo’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that Galileo is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Meeting of Galileo Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.
If a Public Shareholder or a “group” of Public Shareholders are deemed to hold in excess of 15% of Galileo’s Public Shares, that Public Shareholder or Public Shareholders will lose the ability to redeem all such shares in excess of 15% of Galileo’s Public Shares, absent Galileo’s consent.
A holder of Public Shares, together with any affiliate of such shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares, which is referred to as the “Excess Shares.” Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such Excess Shares would not be redeemed for cash, without Galileo’s prior consent. However, such Public Shareholder may vote all their shares (including Excess Shares) for or against the Business Combination. A Public Shareholder’s inability to redeem the Excess Shares will reduce such Public Shareholder’s influence over Galileo’s ability to complete the Business Combination and such Public Shareholder could suffer a material loss on such Public Shareholder’s investment in Galileo if the Public Shareholder sells Excess Shares in open market transactions. Additionally, a Public Shareholder will not receive Redemption distributions with respect to the Excess Shares if Galileo completes the Business Combination. As a result, Public Shareholder will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell such shares in open market transactions, potentially at a loss.
There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the public shareholder in a better future economic position.
Galileo can give no assurance as to the price at which a public shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Galileo’s share price, and may result in a lower value realized now than a public shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a public shareholder does not redeem its shares, the public shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A public shareholder should consult the public shareholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.
Risks Relating to Tax
There is a risk that a U.S. Holder may recognize taxable gain with respect to its Ordinary Shares at the effective time of the Domestication.
The Galileo Board believes the Domestication should qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. If the Domestication should fail to qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder of Ordinary Shares generally would recognize a gain or loss with respect to its Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in its Ordinary Shares surrendered.
As described more fully under the section entitled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Galileo Shareholders” below, it is intended that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:
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A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Galileo’s earnings in income;

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A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power and value of all classes of Ordinary Shares will generally recognize gain (but not loss) on the exchange of Ordinary Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing such gain, such U.S. Holders may file an election to include in income as a deemed dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Ordinary Shares, provided certain other requirements are satisfied. Galileo does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

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A U.S. Holder of Ordinary Shares whose Ordinary Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power or value of all classes of Ordinary Shares will generally be required to include in income as a deemed dividend the “all earnings and profits amount,” (as defined in Treasury

Regulation Section 1.367(b)-2(d))) attributable to its Ordinary Shares, provided certain other requirements are satisfied. Galileo does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.
Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Ordinary Shares may still recognize gain (but not loss) upon the exchange of its Ordinary Shares for Common Stock pursuant to the Domestication under the PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Ordinary Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in Common Stock received in connection with the Domestication should be the same as the aggregate tax basis of Ordinary Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section entitled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Galileo Shareholders — U.S. Holders — Effect of PFIC Rules on the Domestication.”
Galileo could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.
Galileo could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce Galileo’s after-tax income and adversely affect Galileo’s business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the Code, as amended, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, and subsequent federal law in response to COVID-19, including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect us, Shapeways, or its subsidiaries. In addition, other changes could be enacted in the future to increase the corporate tax rate, further limit the deductibility of interest, or effect other changes that could have a material adverse effect on Galileo’s financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.
In addition, Galileo’s effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge Galileo’s interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to Galileo’s income tax provision that could increase Galileo’s effective tax rate. Changes to tax laws may also adversely affect Galileo’s ability to attract and retain key personnel.
Galileo (or the Company following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.
Galileo (or the Company following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce Galileo’s after-tax income and adversely affect Galileo’s (or following the Business Combination, the Company’s) business and financial condition. For example, the Tax

Act enacted in December 2017, resulted in fundamental changes to the U.S. Internal Revenue Code of 1986 (the “Code”), as amended, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the CARES Act enacted on March 27, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect Galileo (or the Company following the Business Combination) In addition, other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest, or effect other changes that could have a material adverse effect on Galileo’s (or following the Business Combination, the Company’s) financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.
In addition, Galileo’s (or following the Business Combination, the Company’s) effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge Galileo’s (or the Company’s) interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to Galileo’s (or the Company’s) income tax provision that could increase Galileo’s (or the Company’s) effective tax rate. Changes to tax laws may also adversely affect Galileo’s (or the Company’s) ability to attract and retain key personnel.
Risks Relating to Galileo’s Organization and Structure
Because Galileo is incorporated under the laws of the Cayman Islands and certain of its officers and directors are residents of jurisdictions outside the United States, Public Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. Federal courts may be limited.
Because Galileo is currently incorporated under the laws of the Cayman Islands, Public Shareholders may face difficulties in protecting their interests and their ability to protect their rights through the U.S. federal courts may be limited prior to the Domestication. Galileo is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Galileo’s directors or officers, or enforce judgments obtained in the United States courts against Galileo’s directors or officers.
Until the Domestication is effected, Galileo’s corporate affairs are governed by the Current Charter, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of Galileo Securityholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Galileo under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Galileo’s Securityholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.
Galileo has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against Galileo judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Galileo predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Galileo Board or controlling shareholders than they would as public stockholders of a United States company.
Risks if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the Galileo Board will not have the ability to adjourn the Meeting to a later date or dates in order to solicit further votes, and, therefore, the Business Combination will not be approved, and the Business Combination may not be consummated.
The Galileo Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Share Escrow Amendment Proposal, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Appointment Proposal. If the Adjournment Proposal is not approved, the Galileo Board will not have the ability to adjourn the Meeting to a later date or dates and, therefore, will not have more time to solicit votes to approve the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Share Escrow Amendment Proposal, the NYSE Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Appointment Proposal. In such events, the Business Combination would not be completed.
Risks Related to Shapeways’ Business
Following the Business Combination, the Company will be a holding company with no direct operations that relies on dividends, distributions, loans and other payments, advances and transfers of funds from Shapeways to pay dividends, pay expenses and meet its other obligations. Accordingly, the Company’s securityholders will be subject to all of the risks of the businesses of Shapeways following the Business Combination. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Shapeways prior to the consummation of the Business Combination, which will be the business of the Combined Company following the consummation of the Business Combination. Accordingly, the risks described below relating to Shapeways could also materially and adversely affect the Combined Company after the consummation of the Business Combination.
Shapeways has a history of losses and may not achieve or maintain profitability in the future.
We experienced net losses of $3.2 million and $7.0 million for the years ended December 31, 2020 and 2019, respectively. We earned net income of $1.7 million for the quarter ended March 31, 2021 owing to the accounting treatment of forgiveness for a Paycheck Protection Program loan received from the U.S. Small Business Administration on May 8, 2020. See “Shapeways’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Debt forgiveness”. As of March 31, 2021, we had an accumulated deficit of $112.9 million. We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest significantly in our business, in particular in new printing hardware and materials, and sales and marketing programs. These investments may not result in increased revenue or growth in our business. Furthermore, we will incur significant additional legal, accounting, and other expenses as a public company that we did not incur as a private company. These increased expenditures may make it harder for us to achieve and maintain profitability in the future.
We may incur significant losses in the future for a number of reasons, including due to the other risks described in this joint proxy statement/consent solicitation statement/prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses for the foreseeable future, and we may not achieve profitability when expected, or at all. Revenue growth and growth in our customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. If our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.
We face significant competition and expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.
The digital manufacturing industry in which we operate is fragmented and competitive. We compete for customers with a wide variety of manufacturers, including those that use digital manufacturing and/or 3D printing equipment. Exclusivity arrangements in the digital manufacturing industry are uncommon; we have few exclusivity arrangements with our customers. Some of our existing and potential competitors are researching, designing, developing, and marketing other types of offerings that may render our existing or future services obsolete, uneconomical or less competitive. Existing and potential competitors may also have substantially greater financial, technical, marketing and sales, manufacturing, distribution, and other resources than we do, including name recognition, as well as experience and expertise in intellectual property rights and operating within certain international markets, any of which may enable them to compete effectively against us. For example, a number of companies that have substantial resources have announced that they are beginning digital manufacturing initiatives, which will further enhance the competition we face.
We cannot assure you that we will be able to maintain our current position or continue to compete successfully against current and future sources of competition. If we do not keep pace with technological change, demand for our offerings may decline, and our operating results may suffer.
The digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance.
The emergence of the digital manufacturing industry is a relatively recent development, and the industry is characterized by rapid technological change. We have encountered and will continue to encounter challenges experienced by growing companies in a market subject to rapid innovation and technological change. While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in digital manufacturing technology, changes in customer requirements and preferences, and the emergence of new standards, regulations, and certifications could adversely affect adoption of our products either generally or for particular applications. If the digital manufacturing industry does not gain widespread acceptance, our business will be adversely affected.
If we fail to grow our business as anticipated, our revenues, gross margin, and operating margin will be adversely affected.
Over the next several years we will attempt to grow our business substantially. To this end, we have made, and expect to continue to make, significant investments in our business, including investments in our infrastructure, technology, marketing, and sales efforts. These investments include dedicated facilities expansion and increased staffing, both domestic and international. If our business does not generate the level of revenue required to support our investment, our revenues and profitability will be adversely affected.
Our ability to effectively manage our growth will also require us to enhance our operational, financial, and management controls and infrastructure, human resources policies, and reporting systems. These will require significant investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all.
If our new and existing solutions and software do not achieve sufficient market acceptance, our financial results and competitive position will decline.
We have not derived significant revenue from sales of our software, including “white-labeled” versions of our software, and we may never be successful in doing so. If our software offerings do not achieve widespread acceptance, or if there is a reduction in demand for our software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending, or otherwise, our business could be adversely affected.
Our attempts to expand our business into new markets and geographies may not be successful.
We opportunistically seek to grow our business through, among other things, expanding our digital manufacturing capabilities into new markets and expanding our offerings into new geographies. Our efforts to expand our offerings into new markets, including industrial, medical, automotive, and aerospace markets, and new geographies may not succeed. These attempts to expand our business increase the complexity of our business, require significant levels of investment, and can strain our management, personnel, operations, and systems. There can be no assurance that these business expansion efforts will develop as anticipated or that we will succeed, and if we do not, we may be unable to recover our investment, which could adversely impact our business, financial condition, and results of operations.
We may be unable to consistently manufacture our customers’ designs to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or at an acceptable performance level and this could adversely affect our service availability, delivery, reliability, and cost.
As we continue to grow and introduce new materials and as our customers’ designs become increasingly sophisticated, it will become more difficult to provide products in the necessary quantities to meet customer expectations. We cannot assure you that we or our third-party manufacturers will be able to continue to consistently achieve the product specifications and quality that our customers expect. Any future unforeseen manufacturing problems, such as equipment malfunctions, aging components, component obsolescence, business continuity issues, quality issues with components and materials sourced from third party suppliers, or failures to strictly follow procedures or meet specifications, may have a material adverse effect on our brand, business, financial condition, and operating results. Furthermore, we or our third-party manufacturers may not be able to increase manufacturing to meet anticipated demand or may experience downtime or fail to timely deliver manufactured products to customers. If we fail to meet contractual terms with our customers, including terms related to time of delivery and performance specifications, we may be required to replace defective products and may become liable for damages, even if manufacturing or delivery was outsourced.
Our commercial contracts generally contain product warranties and limitations on liability and we carry liability insurance. However, commercial terms and our insurance coverage may not be adequate or available to protect our company in all circumstances, and we might not be able to maintain adequate insurance coverage for our business in the future at an acceptable cost. Any liability claim against us that is not covered by adequate insurance could adversely affect our consolidated results of operations and financial condition.
Our success depends on our ability to deliver services that meet the needs of customers and to effectively respond to changes in our industry.
Our business may be affected by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions by our competitors, and the emergence of new technologies, any of which could render our existing and proposed offerings and proprietary technology obsolete. Accordingly, our ongoing research and development programs are intended to enable us to maintain technological leadership. Furthermore, in order to enable continuous deep integrations with our customers, we must continually update our platform so that it can interoperate with other software and systems used by our customers. We believe that to remain competitive we must continually enhance and improve the functionality and features of our services and technologies. However, there is a risk that we may not be able to:

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Develop or obtain leading technologies useful in our business;

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Enhance our existing software products;

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Develop new services and technologies that address the increasingly sophisticated and varied needs of prospective customers, particularly in the area of materials diversity;

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Respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

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Successfully manage frequent introductions and transitions of technology and software; or

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Recruit or retain key technology employees.

If we are unable to meet changing technology and customer needs, or if we fail to successfully integrate new and upgraded software, our competitive position, revenue, results of operations, and financial condition could be adversely affected.
Failure to attract, integrate and retain additional personnel in the future could harm our business and negatively affect our ability to successfully grow our business.
To support the continued growth of our business, we must also effectively recruit, hire, integrate, develop, motivate, and retain additional new employees. High demand exists for senior management and other key personnel (including technical, engineering, product, finance, and sales personnel) in the digital manufacturing industry, and there can be no assurance that we will be able to retain our current key personnel. We experience intense competition for qualified personnel and some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. Moreover, new employees may not become as productive as we expect since we may face challenges in adequately integrating them into our workforce and culture. If we cannot attract and retain sufficiently qualified technical employees for our research and development activities, as well as experienced sales and marketing personnel, we may be unable to develop and commercialize new offerings or new applications for existing offerings. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.
All of our U.S. employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients while they work for us, and in some cases, for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. If we cannot demonstrate that our legally protectable interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.
Changes in the mix of the offerings we provide may impact our gross margins and financial performance.
Our financial performance may be affected by the mix of offerings we sell during a given period, and we may experience significant quarterly fluctuations in revenues, gross profit margins, or operating income or loss due to the impact of the mix of offerings, channels, or geographic areas in which we sell our offerings. Our offerings are sold, and will continue to be sold, at different price points. Sales of certain of our offerings have, or are expected to have, higher gross margins than others. If our offerings mix shifts into lower gross margin offerings, and we are not able to sufficiently reduce the engineering, production, and other costs associated with those offerings or substantially increase the sales of our higher gross margin offerings, our profitability could be reduced In addition, the introduction of new products or services may further heighten quarterly fluctuations in gross profit and gross profit margins due to manufacturing ramp-up and start-up costs.
We may experience significant delays in the roll out of our digital manufacturing solutions, and we may be unable to successfully commercialize manufacturing solutions on our planned timelines.
Some of our digital manufacturing solutions have not been widely released, including our software offerings and our planned “gray-label” and “white-label” platform offerings. There are often delays in the testing, manufacture, and commercial release of new solutions, and any delay in the process could materially damage our brand, business, growth prospects, financial condition, and operating results. Even if we successfully complete the testing of new solutions, they may not achieve widespread commercial success for a number of reasons, including:
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misalignment between the solutions and customer needs;

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lack of innovation of the solutions;

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failure of the solutions to perform in accordance with the customer’s industry standards;

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ineffective distribution and marketing;

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delay in obtaining any required regulatory approvals;

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unexpected production costs; or

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release of competitive products.

We may not timely and effectively scale and adapt our platform, processes, and infrastructure across materials, technologies, markets, and software, to expand our business.
A key element to our growth strategy is the ability to scale our existing platform quickly and efficiently across different materials, technologies, and other applications. This will require us to timely and effectively scale and adapt our existing platform, technology, processes, and infrastructure to expand our business. We plan to expand into offering software as a service, but have not yet fully developed the software, and may not succeed in doing so. Similarly, our manufacturing technology may not enable us to process the large numbers of unique designs and efficiently manufacture the related parts in a timely fashion to meet the needs of customers as our business continues to grow. We may not succeed in scaling our business, and any failure in our ability to timely and effectively scale our platform, technology, processes, and infrastructure could damage our reputation and brand, result in lost revenue, and otherwise substantially harm our business and results of operations.
We rely on our collaborations and commercial agreements with third-party additive manufacturing hardware and material providers for many of our manufacturing solutions.
Our ability to deliver manufacturing solutions to our customers and expand our manufacturing capabilities that include new hardware technologies and materials such as industrial metals, is dependent on obtaining digital manufacturing hardware and materials from third-party manufacturers. Delays in readiness, capabilities and availability of technologies, hardware and materials may limit our ability to provide manufacturing capabilities to our customers according to our plan. We have historically focused on manufacturing for customers needing products based in polymers, launching new technologies and materials will require new skills, time, and inherent risks. The success of our business may also depend, in part, on the performance and operations of third-party digital manufacturing hardware and material providers and their suppliers, over which we do not have control. We cannot assure you that our efforts in securing collaboration and commercial relationships will be successful or that we will achieve the anticipated benefits of our collaboration.
Our failure to meet our customers’ speed and quality expectations would adversely affect our business and results of operations.
We believe many of our customers are facing increased pressure from global competitors to be first to market with their finished products, often resulting in a need for quick turnaround of custom parts. We believe our ability to quickly quote, manufacture, and ship high-quality custom parts has been an important factor in our results to date. There are no guarantees we will be able to meet customers’ increasing expectations regarding quick turnaround time and quality, especially as we increase the scope of our operations. If we fail to meet our customers’ expectations in any given period, our business and results of operations will likely suffer.

Our customers are often price sensitive and if our pricing algorithm produces pricing that fails to meet our customers’ price expectations or insufficiently accounts for our costs to deliver our offerings, our business and results of operations may be adversely affected.
Demand for our services is sensitive to price. We believe our competitive pricing has been an important factor in our results to date. Therefore, changes in our pricing strategies can have a significant impact on our business and ability to generate revenue. Many factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. We use algorithms to determine how to price customer orders. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary algorithms from operating properly.
If we fail to meet our customers’ price expectations in any given period, demand for our offerings and offering lines could decline, be negatively impacted, and our business and results of operations could suffer. If our pricing algorithms do not function reliably, we may incorrectly price services for our customers, which could result in loss and cancellation of orders and customer dissatisfaction or cause projects to lose money.
Any of these events could result in a material and adverse effect on our business, results of operations, and financial condition.
Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.
Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller organizations, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, less predictability in completing some of our sales, and extended payment terms. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our platform, the lengthier amount of time for large customers to evaluate and test our platform prior to making a purchase decision and placing an order, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Moreover, larger organizations may demand more customization, which would increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment. A portion of these customers may purchase our services on payment terms, requiring us to assume a credit risk for non-payment in the ordinary course of business. If we fail to effectively manage these risks associated with sales to large customers, our business, financial condition, and results of operations may be affected.
We derive a significant portion of our revenue from business conducted outside the U.S. and are subject to the risk of doing business outside the United States.
We manufacture offerings for customers in more than 160 countries around the world, and we derive a substantial percentage of our sales from these international markets. We also operate manufacturing facilities in the United States and the Netherlands, have supply chain partners that extend internationally, and deliver to customers in over 16 countries. In 2020, we derived approximately 40% of our revenues from countries outside the United States. Accordingly, we face significant operational risks from doing business internationally.
These risks and uncertainties we face from our global operations include:
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difficulties in staffing and managing foreign operations;

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limited protection for the enforcement of contract and intellectual property rights in certain countries where we may sell our offerings or work with suppliers or other third parties;

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potentially longer sales and payment cycles and potentially greater difficulties in collecting accounts receivable;

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foreign currency exchange risk

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costs and difficulties of customizing offerings for foreign countries;

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challenges in providing solutions across a significant distance, in different languages, and among different cultures;

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laws and business practices favoring local competition;

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being subject to a wide variety of complex foreign laws, treaties, and regulations and adjusting to any unexpected changes in such laws, treaties, and regulations;

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specific and significant regulations, including the European Union’s General Data Protection Regulation, or GDPR, which imposes compliance obligations on companies who possess and use data of EU residents;

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uncertainty and resultant political, financial and market instability arising from the United Kingdom’s exit from the European Union;

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compliance with U.S. laws affecting activities of U.S. companies abroad, including the U.S. Foreign Corrupt Practices Act;

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tariffs, trade barriers, and other regulatory or contractual limitations on our ability to sell or develop our offerings in certain foreign markets;

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operating in countries with a higher incidence of corruption and fraudulent business practices;

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changes in regulatory requirements, including export controls, tariffs and embargoes, other trade restrictions, competition, corporate practices, and data privacy concerns;

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potential adverse tax consequences arising from global operations;

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seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and at year end globally;

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rapid changes in government, economic, and political policies and conditions; and

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political or civil unrest or instability, terrorism or epidemics, and other similar outbreaks or events.

In addition, digital manufacturing has been identified by the U.S. government as an emerging technology and is currently being further evaluated for national security impacts. We expect additional regulatory changes to be implemented that will result in increased and/or new export controls related to digital manufacturing technologies and related materials and software. These changes, if implemented, may result in our being required to obtain additional approvals to deliver our services in the global market.
Our failure to effectively manage the risks and uncertainties associated with our global operations could limit the future growth of our business and adversely affect our business and operating results.
We may not be able to establish a strategic partnership with Desktop Metal, and if such a strategic partnership is established, it may not be on terms favorable to us.
Our growth strategy includes exploring strategic partnerships in order to maximize our potential. Pursuant to our Memorandum of Understanding with Desktop Metal, we plan to enter into a strategic partnership in the effort to gain access to Desktop Metal’s additive manufacturing hardware technology, solutions and resources to accelerate our manufacturing capabilities to include an industrial metal offering. We expect this strategic partnership to benefit our customers and our business, however we cannot be certain that we will successfully consummate a strategic partnership with Desktop Metal on terms acceptable to us, if at all, or if such strategic partnership will be commercially successful.
We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all. If we are unable to raise additional capital, our financial condition could be adversely affected and we may not be able to execute our growth strategy.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new features or enhance our offerings, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds if our existing sources of cash and any funds generated from operations do not provide us with sufficient capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges and opportunities could be significantly impaired, and our business may be adversely affected.
As part of our growth strategy, we may acquire or make investments in other businesses, patents, technologies, products, or services. We may not realize the anticipated benefits of such investments and integration of these investments may disrupt our business and divert management attention.
To the extent we seek to grow our business through acquisitions, we may not be able to successfully identify attractive acquisition opportunities or consummate any such acquisitions if we cannot reach an agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. Historically, we have not consummated any acquisitions, and our lack of prior experience may adversely affect the success of future acquisitions. In addition, competition for acquisitions in the markets in which we operate during recent years has increased, and may continue to increase, which may result in an increase in the costs of acquisitions or cause us to refrain from making certain acquisitions. We may not be able to complete future acquisitions on favorable terms, if at all.
If we do complete future acquisitions, we cannot assure you that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets, or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:
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diversion of management’s attention from their day-to-day responsibilities;

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unanticipated costs or liabilities associated with the acquisition;

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incurrence of acquisition-related costs, which would be recognized as a current period expense;

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problems integrating the purchased business, products or technologies;

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challenges in achieving strategic objectives, cost savings and other anticipated benefits;

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inability to maintain relationships with key customers, suppliers, vendors and other third parties on which the purchased business relies;

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the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

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difficulty in maintaining controls, procedures, and policies during the transition and integration;

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challenges in integrating the new workforce and the potential loss of key employees, particularly those of the acquired business; and

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use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities, or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition and results of operations. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period.
Achieving the expected returns and synergies from future acquisitions will depend, in part, upon our ability to integrate the products and services, technology, administrative functions, and personnel of these businesses into our offering lines in an efficient and effective manner. We cannot assure you that we will be able to do so, that any acquired businesses will perform at levels and on the timelines anticipated by our management or that we will be able to obtain these synergies. In addition, acquired technologies and intellectual property may be rendered obsolete or uneconomical by our own or our competitors’ technological advances. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses.
Errors or defects in our software or products we manufacture could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.
Sophisticated software and complex manufactured products may contain errors, defects, or other performance problems at any point in the life of the product. If errors or defects are discovered in our current or future software or in the products we manufacture for customers, we may not be able to correct them in a timely manner, or provide an adequate response to our customers. We may therefore need to expend significant financial, technical, and management resources, or divert some of our development resources, in order to resolve or work around those defects. We may also experience an increase in our service and warranty costs. Particularly in the medical sector, errors or defects in our software or products could lead to claims by patients against us and our customers and expose us to lawsuits that may damage our and our customers’ reputations. Claims may be made by individuals or by classes of users. Our product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective software or products. Customers such as our collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under our collaboration agreements.
Errors, defects or other performance problems in our software or products we manufacture may also result in the loss of, or delay in, the market acceptance of our platform and digital manufacturing services. Such difficulties could also cause us to lose customers and, particularly in the case of our largest customers, the potentially substantial associated revenue which would have been generated by our sales to companies participating in our customer’s supply chain. Technical problems, or the loss of a customer with a particularly important global reputation, could also damage our own business reputation and cause us to lose new business opportunities.
Workplace accidents or environmental damage could result in substantial remedial obligations and damage to our reputation.
Accidents or other incidents that occur at our service centers and other facilities or involve our personnel or operations could result in claims for damages against us. In addition, in the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition, and results of operations and could adversely affect our reputation.
We depend on our largest customer for a substantial portion of our revenue.
Our largest customer accounted for approximately 21% and approximately 16% of our revenue in 2020 and 2019, respectively. Our future operating results will be affected by both the success of our largest customer and our success in diversifying our products and customer base. If demand for our largest customer’s products increases, our results are favorably impacted, while if demand for their products decreases, they may reduce their purchases of, or stop purchasing, our services and our operating results would suffer. While we currently have exclusivity arrangements for a limited time period with our largest customer with respect to such customer’s use of third parties for 3D printing, such exclusivity does not preclude the customer insourcing 3D printing capabilities or leveraging other technologies to manufacture their products, which may cause us to lose such customer’s business. The loss of our largest customer and failure to add new customers to replace lost revenue would have a material adverse effect on our business, financial condition and results of operations.
If our manufacturing facilities are disrupted, we may be unable to fulfill customer orders, which could have an adverse effect on our results of operations.
We have manufacturing service centers in Eindhoven, the Netherlands and Long Island City, New York. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, owing to the COVID-19 pandemic, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume operations. These delays could be lengthy and costly. If any of our third-party contract manufacturers’, suppliers’ or customers’ facilities are negatively impacted by such a disaster, production, shipment of products could also be delayed. Even if we are able to respond quickly to a disaster, the continued effects of the disaster could create uncertainty in our business operations.
We could experience unforeseen difficulties in building and operating key portions of our manufacturing infrastructure.
We have designed and built our own manufacturing operations and other key portions of our technical infrastructure through which we manufacture products for customers, and we plan to continue to expand the size of our infrastructure through expanding our digital manufacturing facilities. The infrastructure expansion we may undertake may be complex, and unanticipated delays in the completion of these projects or availability of materials may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our products.
We may not timely and effectively scale and adapt our existing technology, processes, and infrastructure to meet the needs of our business.
A key element to our continued growth is the ability to quickly and efficiently quote an increasing number of product submissions across geographies and to manufacture the related parts. This will require us to timely and effectively scale and adapt our existing technology, processes, and infrastructure. With respect to our platform and quoting technology, it may become increasingly difficult to maintain and improve their performance, especially during periods of heavy usage and as our solutions become more complex or if our user traffic increases across geographies. Similarly, our manufacturing automation technology may not enable us to process large numbers of unique designs and efficiently manufacture the related parts in a timely fashion. Any failure in our ability to timely and effectively scale and adapt our existing technology, processes, and infrastructure could negatively impact our ability to retain existing customers and attract new customers, damage our reputation and brand, result in lost revenue, and otherwise substantially harm our business and results of operations.
Our business depends in part on our ability to process a large volume of new part designs from a diverse group of customers and successfully identifying significant opportunities for our business based on those submissions.
We believe the volume of new part designs we process and the size and diversity of our customer base give us valuable insight into the needs of our prospective customers. We utilize this industry knowledge to determine where we should focus our development resources. If the number of new part designs we process or the size and diversity of our customer base decrease, our ability to successfully identify significant opportunities for our business and meet the needs of customers could be negatively impacted. In addition, even if we do continue to process a large number of new part designs and work with a significant and diverse customer base, there are no guarantees that any industry knowledge we extract from those interactions will be successfully utilized to help us identify significant business opportunities or better understand the needs of customers.

Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could adversely affect our business and reputation.
Our business, brand, reputation, and ability to attract and retain customers depend upon the satisfactory performance, reliability, and availability of our platform, which in turn, with respect to our planned software as a service (“SaaS”) offerings, depend upon the availability of the internet and our third-party service providers. We rely on third party data center facilities operated by Amazon Web Services (“AWS”) located in the United States to host our main servers. In addition to AWS, some of our services are housed in third-party data centers operated by Digital Realty in the United States and EcoRacks in Eindhoven. We do not control the operation of any of AWS’ data center hosting facilities, and they may be subject to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, terrorist attacks, and similar events. They may also be subject to interruptions due to system failures, computer viruses, software errors, or subject to breaches of computer hardware and software security, break-ins, sabotage, intentional acts of vandalism, and similar misconduct. And while we rely on service level agreements with our hosting provider, if they do not properly maintain their infrastructure or if they incur unplanned outages, our customers may experience performance issues or unexpected interruptions and we may not meet our service level agreement terms with our customers. We have experienced, and expect that in the future we may experience interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. These and other similar events beyond our control could negatively affect the use, functionality, or availability of our services.
Any damage to, or failure of, our systems, or those of our third-party providers, could interrupt or hinder the use or functionality of our services. Impairment of or interruptions in our services may reduce revenue, subject us to claims and litigation, cause customers to terminate their contracts, and adversely affect our ability to attract new customers. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. Our business will also be harmed if customers and potential customers believe our services are unreliable.
Interruptions to or other problems with our website user interface, information technology systems, manufacturing processes, or other operations could damage our reputation and brand and substantially harm our business and results of operations.
The satisfactory performance, reliability, consistency, security, and availability of our websites and interactive user interface, information technology systems, manufacturing processes, and other operations are critical to our reputation and brand, and our ability to effectively service customers. Any interruptions or other problems that cause any of our websites, interactive user interface, or information technology systems to malfunction or be unavailable, or negatively impact our manufacturing processes or other operations, may damage our reputation and brand, result in lost revenue, cause us to incur significant costs seeking to remedy the problem, and otherwise substantially harm our business and results of operations.
A number of factors or events could cause such interruptions or problems, including among others: human and software errors, design faults, challenges associated with upgrades, changes or new facets of our business, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, contract disputes, labor strikes and other workforce related issues, capacity constraints due to an unusually large number of customers accessing our websites or ordering parts at the same time, and other similar events. These risks are augmented by the fact that our customers come to us largely for our quick-turn manufacturing capabilities and that accessibility and turnaround speed are often of critical importance to these customers. We are dependent upon our facilities through which we satisfy all of our production demands and in which we house all of the computer hardware necessary to operate our websites and systems as well as managerial, customer service, sales, marketing, and other similar functions, and we have not identified alternatives to these facilities or established fully redundant systems in multiple locations. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and therefore preventing, identifying, and rectifying problems with these aspects of our systems is to a large extent outside of our control.
Moreover, the business interruption insurance that we carry may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our service as a result of system failures.

If we are unable to retain customers at existing levels or sell additional services to our existing customers, our revenue growth will be adversely affected.
To increase our revenue, we must retain existing customers, convince them to expand their use of our solutions across their organizations and for a variety of use cases, and expand their purchasing on terms favorable to us. We may not meet our customers’ expectations. If we are not able to renew our agreements with existing customers or attract new business from existing customers on favorable terms, this could have an adverse effect on our business, revenue, gross margins, and other operating results. The rate at which our customers purchase new or enhanced solutions from us, as well as the expansion of use of our solutions across organizations, depend on a number of factors, including general economic conditions, customer specific conditions, competitive pricing, integration with existing technologies, and satisfaction and market acceptance of our platform generally. If our efforts to sell additional solutions to our customers are not successful, our business and growth prospects may suffer.
We may not be able to turn pipeline customers into customers that will provide significant revenues.
Our future revenue depends in part on our ability to turn our pipeline customers into actual customers. Pipeline customers may fail to accept our offerings, choose our competitors’ offerings, or otherwise not turn into customers. If we are not able to turn pipeline customers into customers, or customers that provide significant revenues, our business and growth prospects could be adversely affected.
The loss of one or more key members of our management team or personnel could harm our business.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and other key personnel, including, in particular, our executive officers. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. Members of our senior management team may resign at any time. The loss of the services of any members of our senior management team could delay or prevent the successful implementation of our strategy or our commercialization of new applications for our systems or other offerings, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. There is no assurance that if any senior executive leaves in the future, we will be able to rapidly replace him or her and transition smoothly towards his or her successor, without any adverse impact on our operations.
In particular, the loss of the services of Greg Kress, our Chief Executive Offer, could severely damage our business and prospects for growth. Simultaneously with the execution of the Merger Agreement and pursuant to its terms, Mr. Kress entered into the Non-Competition Agreement, the operative provisions of which become effective as of the Closing, containing covenants restricting Mr. Kress from leaving the Combined Company to join a competitor or establish, alone or with others, a business in competition with the business of the Combined Company or to solicit customers of the Combined Company. Mr. Kress has also entered into a proprietary information and inventions agreement with the Combined Company, which includes similar restrictive covenants. We cannot assure you that if Mr. Kress were to breach the restrictive covenants in the Non-Competition Agreement and his proprietary information and inventions agreement a court would enforce those restrictive covenants and enjoin him from engaging in activities in violation thereof. The loss of Mr. Kress’ services could delay or prevent the successful implementation of our strategy or our commercialization of new applications for our systems or other offerings, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan, and consequently could have a materially adverse effect on our business, results of operations and financial condition.
Our current levels of insurance may not be adequate for our potential liabilities.
We maintain insurance to cover our potential exposure for most claims and losses, including potential product and non-product related claims, lawsuits, and administrative proceedings seeking damages or other remedies arising out of our commercial operations. However, our insurance coverage is subject to various exclusions, self-retentions, and deductibles. We may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, or that exceed our policy limits. Even a partially uninsured claim of significant size, if successful, could have an adverse effect on our financial condition.

In addition, we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, and our existing policies may be cancelled or otherwise terminated by the insurer. Maintaining adequate insurance and successfully accessing insurance coverage that may be due for a claim can require a significant amount of our management’s time, and we may be forced to spend a substantial amount of money in that process.
Industry Risks
The COVID-19 pandemic has adversely affected our business and results of operations. The duration and extent to which it will continue to adversely impact our business and results of operations remains uncertain and could be material.
The COVID-19 pandemic has resulted in a widespread public health crisis and numerous disease control measures being taken to limit its spread, including travel bans and restrictions, quarantines, shelter-in-place orders, and shutdowns. These measures have materially impacted and may impact our workforce and operations, the operations of our customers, and those of our respective vendors and suppliers. We have significant operations worldwide, including in the United States and Netherlands, and each of these geographies has been affected by the outbreak and has taken measures to try to contain it, resulting in disruptions at many of our manufacturing operations and facilities, and further disruptions could occur in the future and any such disruptions could materially adversely affect our business. Most recently, with the second wave of the pandemic, we have been experiencing plant closures and/or restrictions at certain manufacturing facilities such as in India. The impact of the pandemic on our business has included and could in the future include:
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disruptions to or restrictions on our ability to ensure the continuous provision of our manufacturing services and solutions;

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temporary closures or reductions in operational capacity of our or third party manufacturing facilities;

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reductions in our capacity utilization levels;

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temporary closures of our direct and indirect suppliers, resulting in adverse effects to our supply chain, and other supply chain disruptions, which adversely affect our ability to procure sufficient inventory to support customer orders;

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temporary shortages of skilled employees available to staff manufacturing facilities due to shelter-in- place orders and travel restrictions within as well as into and out of countries;

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restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures;

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increases in operational expenses and other costs related to requirements implemented to mitigate the impact of the pandemic;

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delays or limitations on the ability of our customers to perform or make timely payments;

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reductions in short- and long-term demand for our manufacturing services and solutions, or other disruptions in technology buying patterns;

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workforce disruptions due to illness, quarantines, governmental actions, other restrictions, and/or the social distancing measures we have taken to mitigate the impact of COVID-19 at our locations around the world in an effort to protect the health and well-being of our employees, customers, suppliers, and of the communities in which we operate (including working from home, restricting the number of employees attending events or meetings in person, limiting the number of people in our buildings and factories at any one time, further restricting access to our facilities and suspending employee travel); and

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our management team continuing to commit significant time, attention, and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effects on our business and workforce.

The global spread of COVID-19 also has created significant macroeconomic uncertainty, volatility, and disruption, which may adversely affect our and our customers’ and suppliers’ liquidity, cost of capital, and ability to access the capital markets. Even after the COVID-19 pandemic has subsided, we may continue to experience adverse impacts to our business as a result of the pandemic’s global economic impact, including any recession, economic downturn, government spending cuts, tightening of credit markets, or increased unemployment that has occurred or may occur in the future, which could cause our customers and potential customers to postpone or reduce spending on our manufacturing services and solutions.
Global economic conditions may harm our ability to do business, increase our costs and negatively affect our stock price.
Our performance depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. The recent declines in the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties, and other macroeconomic factors all affect the spending behavior of potential customers.
We also face risks from financial difficulties or other uncertainties experienced by our suppliers, distributors, or other third parties on which we rely. If third parties are unable to supply us with required materials or otherwise assist us in operating our business, our business could be harmed.
For example, the possibility of an ongoing trade war between the United States and China may impact the cost of raw materials, finished products, or other materials used in our offerings and our ability to sell our offerings in China. Other changes in U.S. social, political, regulatory, and economic conditions or in laws and policies governing foreign trade, manufacturing, development, and investment could also adversely affect our business. We could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance. If global economic conditions remain volatile for a prolonged period our results of operations could be adversely affected.
If demand for our services does not grow as expected, or if market adoption of digital manufacturing does not continue to develop, or develops more slowly than expected, our revenues may stagnate or decline, and our business may be adversely affected.
The industrial manufacturing market, which today is dominated by conventional manufacturing processes that do not involve digital manufacturing technology, is undergoing a shift towards digital manufacturing. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of digital manufacturing technologies or our offerings may not address the specific needs or provide the level of functionality required by potential customers to encourage the continuation of this shift towards digital manufacturing. If digital manufacturing technology does not continue to gain broader market acceptance as an alternative to conventional manufacturing processes, or if the marketplace adopts digital manufacturing technologies developed by our competitors, we may not be able to increase or sustain the level of sales of our services, and our operating results would be adversely affected as a result.
We could face liability if our digital manufacturing solutions are used by our customers to print dangerous objects.
Customers may use our digital manufacturing systems to print parts that could be used in a harmful way or could otherwise be dangerous. For example, there have been news reports that 3D printers were used to print guns or other weapons. We have little, if any, control over what objects our customers print using our offerings, and it may be difficult, if not impossible, for us to monitor and prevent customers from printing weapons with our services. While we have never printed weapons on any printers in our offices, there can be no assurance that we will not be held liable if someone were injured or killed by a weapon printed by a customer using one of our offerings.
Because the digital manufacturing market is rapidly evolving, forecasts of market growth in this joint proxy statement/consent solicitation statement/prospectus may not be accurate.
Market opportunity estimates and growth forecasts included in this joint proxy statement/consent solicitation statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts and estimates in this joint proxy statement/consent solicitation statement/prospectus relating to the expected size and growth of the markets for digital manufacturing technology and other markets in which we participate may prove to be inaccurate. Even if these markets experience the forecasted growth described in this joint proxy statement/consent solicitation statement/prospectus, we may not grow our business at similar rates, or at all. Our future growth is subject to many factors, including market adoption of our offerings, which is subject to many risks and uncertainties. Accordingly, the forecasts and estimates of market size and growth described in this joint proxy statement/consent solicitation statement/ prospectus should not be taken as indicative of our future growth. In addition, these forecasts do not consider the impact of the current global COVID-19 pandemic, and we cannot assure you that these forecasts will not be materially and adversely affected as a result.
Our actual results may be significantly different from our projections, estimates, targets, or forecasts.
Our projections, estimates, targets, and forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. In July 2021, Shapeways revised its projected revenues for 2021 and 2022, from $44.0 million and $86.0 million to $40.0 million and $80.0 million, respectively. While all projections, estimates, targets and forecasts are necessarily speculative, we believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate, target, or forecast extends from the date of preparation. The assumptions and estimates underlying the projected, expected, or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates, targets and forecasts. Our projections, estimates, targets and forecast should not be regarded as an indication that Shapeways or its representatives, considered or consider the financial projections, estimates, targets to be a reliable prediction of future events.
Intellectual Property and Infrastructure-Related Risks
We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings. Our failure to expand our intellectual property portfolio could adversely affect the growth of our business and results of operations.
We may incur substantial expense and costs in protecting, enforcing, and defending our intellectual property rights against third parties. Intellectual property disputes may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from providing our services to our customers, subject us to injunctions prohibiting or restricting our sale of our services, or require us to redesign our services, causing severe disruptions to our operations or the marketplaces in which we compete or require us to satisfy indemnification commitments with our customers, including contractual provisions under various license arrangements. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our offerings. Any of these could have an adverse effect on our business and financial condition.
Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms.
In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the field of digital manufacturing, or our customers may seek to invoke indemnification obligations to involve us in such intellectual property infringement claims. Furthermore, although we maintain certain procedures to screen items we manufacture on behalf of customers for infringement on the intellectual property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement. Any third-party lawsuits or other assertion to which we are subject, alleging infringement of trademarks, patents, trade secrets or other intellectual property rights either by us or by our customers may have a significant adverse effect on our financial condition.
We may not be able to adequately protect or enforce our intellectual property rights, which could impair our competitive position.
Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely primarily on patents, licenses, trademarks, and trade secrets, as well as non-disclosure agreements and other methods, to protect our proprietary technologies and processes globally. Despite our efforts to protect our proprietary technologies and processes, it is possible that competitors or other unauthorized third parties may obtain, copy, use, or disclose our technologies and processes or invent around our patents. We cannot assure you that any of our existing or future patents will not be challenged or invalidated in court or patent office proceedings that could be time-consuming, expensive, and distract us from the operating the business of the Company. In addition, competitors could circumvent our patents by inventing around them. As such, any rights granted under these patents may not provide us with meaningful protection. We may not be able to obtain foreign patents corresponding to our United States patents. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If our patents and other intellectual property do not adequately protect our technology, our competitors may be able to offer services similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents. Any of the foregoing events would lead to increased competition and lower revenue or gross margin, which would adversely affect our net income.
Our digital manufacturing software contains third-party open-source software components. Our use of such open-source software may expose us to additional risks and harm our intellectual property and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our offerings.
Our digital manufacturing software contains components that are licensed under so-called “open source,” “free,” or other similar licenses. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. We currently combine our proprietary software with open source software, but not in a manner that we believe requires the release of the source code of our proprietary software to the public. We do not plan to integrate our proprietary software with open source software in ways that would require the release of the source code of our proprietary software to the public; however, our use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release to the public or remove the source code of our proprietary software. As standard practice among technology companies Shapeways leverages open source software in the development in its internal software. Open source software is commonly used as a foundation to which Shapeways develops upon, allowing us to customize the software based on the specific needs of Shapeways. This enables faster development of software, with higher quality, supported by a larger community of developers. We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license, or remove the software. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our solutions, incur additional costs, or discontinue the sale of our offerings if re-engineering could not be accomplished on a timely basis. Although we monitor our use of open source software to avoid subjecting our offerings to unintended conditions, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. We cannot guarantee that we have incorporated open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.
We store confidential customer information in our systems that, if breached or otherwise subjected to unauthorized access, may harm our reputation or brand or expose us to liability.
Our system stores, processes, and transmits our customers’ confidential information, including the intellectual property in their part designs, credit card information, and other sensitive data. We rely on encryption, authentication, and other technologies licensed from third parties, as well as administrative and physical safeguards, to secure such confidential information. Any compromise of our information security could damage our reputation and brand and expose us to a risk of loss, costly litigation, and liability that would substantially harm our business and operating results. We may not have adequately assessed the internal and external risks posed to the security of our company’s systems and information and may not have implemented adequate preventative safeguards or take adequate reactionary measures in the event of a security incident. In addition, most states have enacted laws requiring companies to notify individuals and often state authorities of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our existing and prospective customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and brand and could cause the loss of customers.
A real or perceived defect, security vulnerability, error, or performance failure in our software or technical problems or disruptions caused by our third-party service providers could cause us to lose revenue, damage our reputation, and expose us to liability.
Our business relies on software products which are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or otherwise not perform as contemplated. As the use of our platform expands, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors, or performance failures and we may encounter technical problems when we attempt to perform routine maintenance or enhance our software, internal applications, and systems, which could require us to allocate significant research and development and customer support resources to address these problems and divert the focus of our management and research and development teams. See: “Risks Related to Shapeways Business — Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could adversely affect our business and reputation.”
Any inefficiencies, security vulnerabilities, errors, defects, technical problems, or performance failures with our software, internal applications, and systems could reduce the quality of our services or interfere with our customers’ (and their users’) products, which could negatively impact our brand and reputation, reduce demand, lead to a loss of customers or revenue, adversely affect our results of operations and financial condition, increase our costs to resolve such issues, and subject us to financial penalties and liabilities under our service level agreements. Any limitation of liability provisions that may be contained in our customer agreements may not be effective as a result of existing or future applicable law or unfavorable judicial decisions. The sale and support of our software offering entails the risk of liability claims, which could be substantial in light of the use of our software offering in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.
Compliance-Related Risks
We are subject to environmental, health, and safety laws and regulations related to our operations and the use of our digital manufacturing systems and consumable materials, which could subject us to compliance costs and/or potential liability in the event of non-compliance.
We are subject to domestic and foreign environmental laws and regulations governing our manufacturing operations, including, but not limited to, emissions into the air and water and the use, handling, disposal, and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling, and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. Accidents or other incidents that occur at our facilities or involve our personnel or operations could result in claims for damages against us. In the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake extensive remedial obligations. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative, or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture, or dispose of), property damage, or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. The amount of any costs, including fines or damages payments that we might incur under such circumstances, could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition, and results of operations and could adversely affect our reputation.
The export of our offerings internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act and the Registration, Evaluation, Authorization, and Restriction of Chemical Substances. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our offerings and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.
The cost of complying with current and future environmental, health, and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have an adverse effect on our business, financial condition, and results of operations.
Our business involves the use of hazardous materials, and we must comply with environmental, health, and safety laws and regulations, which can be expensive and restrict how we do business.
Our business involves the controlled storage, use, and disposal of hazardous materials. We and our suppliers are subject to federal, state, and local as well as foreign laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that the safety procedures utilized by us and our suppliers for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state, federal, or foreign authorities may curtail the use of these materials and interrupt our business operations. We do not currently maintain hazardous materials insurance coverage. If we are subject to any liability as a result of activities involving hazardous materials, our business and financial condition may be adversely affected and our reputation and brand may be harmed.
Regulation in the areas of privacy, data protection, and information security could increase our costs and affect or limit our business opportunities and how we collect and/or use personal information.
We collect personally identifiable information from our employees, prospects, and our customers. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past, or prospective customers. We must comply with privacy laws in the United States, Europe, and elsewhere, including GDPR in the European Union, which became effective May 25, 2018, and the California Consumer Privacy Act of 2018, which was enacted on June 28, 2018 and became effective on January 1, 2020. These laws create new individual privacy rights and impose increased obligations, including disclosure obligations, on companies handling personal data. In many jurisdictions, consumers must be notified in the event of a data security breach, and such notification requirements continue to increase in scope and cost. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past, or prospective customers. While we have invested in, and intend to continue to invest in, resources to comply with these standards, we may not be successful in doing so, and any such failure could have an adverse effect on our business, results of operations, and reputation.
As privacy, data use, and data security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. In recent years, there has been increasing regulatory enforcement and litigation activity in this area in the United States and in various other countries in which we operate.
We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions, and similar laws and regulations. Our failure to comply with these laws and regulations could subject us to civil, criminal, and administrative penalties and harm our reputation.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. Doing business on a global basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea, and the Crimea Region of Ukraine. In addition, our offerings are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our offerings. In recent years the U.S. government has had a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance have imposed additional controls, and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Our current and future offerings may be subject to these heightened regulations, which could increase our compliance cost.
Risks of Being a Public Company
The requirements of being a public company may strain our resources, divert management’s attention, and affect its ability to attract and retain qualified board members.
After the completion of the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of NYSE. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on its systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required, and, as a result, management’s attention may be diverted from other business concerns. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements can have a material adverse effect on our operations, business, financial condition, or results of operations.
If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may be unable to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.
Shapeways has not previously been subject to the internal control and financial reporting requirements that are required of a publicly-traded company. However, following the consummation of the Business

Combination, we will be required to comply with certain requirements of the Sarbanes-Oxley Act, and will be required to comply with additional such requirements following the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, which could be as early as our next fiscal year. The Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we would be required to perform system and process evaluation, document our controls, and perform testing of our key controls over financial reporting to allow management certify on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Deficiencies in our internal control over financial reporting may be found that may be deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions, or investigations by regulatory authorities, which would require additional financial and management resources.
We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of the initial public offering of Galileo; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

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exemptions from the requirements of holding a nonbinding advisory vote of stockholders on executive compensation, stockholder approval of any golden parachute payments not previously approved, and having to disclose the ratio of the compensation of our chief executive officer to the median compensation of our employees.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.
We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

In order to satisfy our obligations as a public company, we will need to hire qualified accounting and financial personnel with appropriate public company experience.
As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.
Risks Related to the Combined Company Shares
An active, liquid trading market for the Combined Company’s Common Stock may not develop, which may limit your ability to sell your shares.
An active trading market for the Combined Company’s shares may never develop or be sustained following the consummation of the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither the Combined Company nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of the Combined Company’s common stock. An inactive market may also impair the Combined Company’s ability to raise capital to continue to fund operations by issuing shares and may impair the Combined Company’s ability to acquire other companies or technologies by using the Combined Company’s shares as consideration.
Our issuance of additional shares of common stock or convertible securities may dilute your ownership of us and could adversely affect our stock price.
From time to time in the future, we may issue additional shares of our common stock or securities convertible into our common stock pursuant to a variety of transactions, including acquisitions. Additional shares of our common stock may also be issued upon exercise of outstanding stock options and warrants to purchase our common stock. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares issuable upon exercise of options will be available for resale immediately in the public market without restriction.
Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their percentage ownership.
Future sales, or the perception of future sales, of our common stock by us or our existing stockholders in the public market could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
In connection with the Business Combination, certain of our stockholders agreed that, subject to certain exceptions, they will not, during the period beginning at the effective time of the Business Combination and the date that is 180 days after the date of the Business Combination (subject to early release if Shapeways consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for, or that represent the right to receive shares of common stock, or any interest in any of the foregoing.
Upon the expiration or waiver of the lock-up described above, shares held by these stockholders will be eligible for resale, subject to, in the case of stockholders who are our affiliates, volume, manner of sale, and other limitations under Rule 144 promulgated under the Securities Act.
In addition, certain of our stockholders will have registration rights under a registration rights agreement to be entered into prior to the Closing pursuant to which we are obligated to register such stockholders’ shares of common stock and other securities that such stockholders may acquire after the Closing. Upon the effectiveness of the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part of these shares of common stock will be available for resale without restriction, subject to any lock-up agreement.
In addition, shares of our common stock issuable upon exercise or vesting of incentive awards under our incentive plans are, once issued, eligible for sale in the public market, subject to any lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144. Furthermore, shares of our common stock reserved for future issuance under the Shapeways Holdings, Inc. 2021 Equity Incentive Plan and the Shapeways Holdings, Inc. 2021 Employee Stock Purchase Plan may become available for sale in future.
The market price of shares of our common stock could drop significantly if the holders of the shares described above sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our common stock or other securities.
Our operating results and financial condition may fluctuate on a quarterly and annual basis.
Our operating results and financial condition fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Both our business and the digital manufacturing industry are changing and evolving rapidly, and our historical operating results may not be useful in predicting our future operating results. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our common stock will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including:
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the degree of market acceptance of digital manufacturing and, specifically, our services;

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our ability to compete with competitors and new entrants into our markets;

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the mix of offerings that we sell during any period;

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the timing of our sales and deliveries of our offerings to customers;

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the geographic distribution of our sales;

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changes in our pricing policies or those of our competitors, including our response to price competition;

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changes in the amount that we spend to develop and manufacture new technologies;

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changes in the amounts that we spend to promote our services;

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expenses and/or liabilities resulting from litigation;

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delays between our expenditures to develop and market new or enhanced solutions and the generation of revenue from those solutions;

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unforeseen liabilities or difficulties in integrating our acquisitions or newly acquired businesses;

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disruptions to our information technology systems;

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general economic and industry conditions that affect customer demand;

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the impact of the COVID-19 pandemic on our customers, suppliers, manufacturers, and operations; and

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changes in accounting rules and tax laws.

In addition, our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year due to our sales cycle and seasonality among our customers. Generally, our digital manufacturing solutions are subject to the adoption and capital expenditure cycles of our customers. As a result, we typically conduct a larger portion of our business during the first and fourth quarters of our fiscal year relative to the second and third quarters. Additionally, for our more complex solutions, which may require additional facilities investment, potential customers may spend a substantial amount of time performing internal assessments prior to making a purchase decision. This may cause us to devote significant effort in advance of a potential sale without any guarantee of receiving any related revenues. As a result, revenues and operating results for future periods are difficult to predict with any significant degree of certainty, which could lead to adverse effects on our inventory levels and overall financial condition.
Due to the foregoing factors, and the other risks discussed in this joint proxy statement/consent solicitation statement/prospectus, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.
Our stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.
The trading price of the Company’s common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in this section and the following:
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the impact of the COVID-19 pandemic on our financial condition and the results of operations;

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our operating and financial performance and prospects;

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our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

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conditions that impact demand for our services;

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future announcements concerning our business, our customers’ businesses, or our competitors’ businesses;

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the public’s reaction to our press releases, other public announcements, and filings with the SEC;

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the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act or a “smaller reporting company”;

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the size of our public float;

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coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

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market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

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strategic actions by us or our competitors, such as acquisitions or restructurings;

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changes in laws or regulations which adversely affect the manufacturing industry generally or Shapeways specifically;

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changes in accounting standards, policies, guidance, interpretations, or principles;

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changes in senior management or key personnel;

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issuances, exchanges or sales, or expected issuances, exchanges, or sales of our capital stock;

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changes in our dividend policy;

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adverse resolution of new or pending litigation against us; and

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changes in general market, economic, and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, and responses to such events.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
If securities or industry analysts publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.
The trading market for the Company’s common stock depends, in part, on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.
We do not expect to pay any cash dividends for the foreseeable future.
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends, and other factors that our board of directors may deem relevant. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.
The Company may be subject to securities litigation, which is expensive and could divert management attention.
Following the Business Combination, the per share price of the Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on Galileo’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject the Company to significant liabilities.
Risks Related to Delaware Law and our Certificate of Incorporation and Bylaws
Delaware law and provisions in our charter documents could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.
Our certificate of incorporation, bylaws, and Delaware law contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of Shapeways or changes in Shapeways that our management or stockholders may deem advantageous. Among other things, our certificate of incorporation and bylaws include the following provisions:
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a classified board of directors so that not all members of our board of directors are elected at one time;

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permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

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provide that directors may only be removed for cause and only by a super majority vote;

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require super-majority voting to amend certain provisions of our certificate of incorporation and any provision of its bylaws;

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authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

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eliminate the ability of our stockholders to call special meetings of stockholders;

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prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

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provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•
establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, our board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.
Any provision of our certificate of incorporation, our bylaws, or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.
Our Proposed Charter will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our Proposed Charter will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. In addition, if an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.
Our Proposed Charter will provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing choice of forum provision.
This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Proposed Charter provides further that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choices of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business.

SHAPEWAYS’ SOLICITATION OF WRITTEN CONSENTS
This section contains information for Shapeways stockholders regarding the solicitation of written consents to adopt the Merger Agreement by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.
Purpose of the Consent Solicitation; Recommendation of the Shapeways Board
The Shapeways Board is providing this joint proxy statement/consent solicitation statement/prospectus to Shapeways stockholders. Shapeways stockholders are being asked to adopt and approve the Business Combination Proposal by executing and delivering the written consent furnished with this joint proxy statement/consent solicitation statement/prospectus.
After consideration, the Shapeways Board unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Shapeways and its stockholders. The Shapeways Board unanimously recommends that Shapeways’ stockholders approve the Business Combination Proposal.
Shapeways Stockholders Entitled to Consent
Only Shapeways stockholders of record as of the close of business on            , 2021, the Record Date, will be entitled to execute and deliver a written consent. As of the close of business on the Record Date, there were outstanding             shares of Shapeways common stock outstanding and             shares of Shapeways Preferred Stock. Each holder of Common Stock is entitled to one vote for each share of Common Stock held as of the Record Date. Each holder of Shapeways Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which the shares of Shapeways Preferred Stock held by such holder could be converted as of the Record Date.
Written Consents; Required Written Consents
The approval of the Business Combination Proposal requires the affirmative vote or consent of the holders of a majority of the outstanding shares of the Shapeways Common Stock and Shapeways Preferred Stock, voting together as a single class and on an as-converted basis (the “Written Consent Parties”).
Following the execution of the Merger Agreement, the Written Consent Parties delivered to Galileo a Voting Agreement, pursuant to which, among other things, the Written Consent Parties have agreed to support the approval and adoption of the transactions contemplated by the Merger Agreement, including agreeing to execute and deliver a written consent within 48 hours of the Registration Statement becoming effective. The Voting Agreement will terminate upon the earlier to occur of: (a) the Effective Time, (b) the date of the termination of the Merger Agreement in accordance with its terms and (c) the effective date of a written agreement of Galileo and the Written Consent Parties terminating the Voting Agreement.
Interests of Certain Persons in the Business Combination
In considering whether to adopt the Merger Agreement by executing and delivering the written consent, Shapeways stockholders should be aware that aside from their interests as stockholders, Shapeways’ officers and members of the Shapeways Board have interests in the Business Combination that are different from, or in addition to, those of other Shapeways stockholders generally. Shapeways stockholders should take these interests into account in deciding whether to approve the Business Combination. For additional information please see the subsection entitled “The Business Combination — Interests of Certain Persons in the Business Combination — Interests of Shapeways Directors and Officers.”
Submission of Written Consents
You may consent to the Business Combination Proposal with respect to your shares of Shapeways capital stock by completing, dating and signing the written consent enclosed with this joint proxy statement/consent solicitation statement/prospectus and returning it to Shapeways by the consent deadline. The Shapeways Board

has set             , 2021 as the consent deadline. Shapeways reserves the right to extend the consent deadline beyond             , 2021. Any such extension may be made without notice to Shapeways’ stockholders.
If you hold shares of Shapeways capital stock as of the close of business on the Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Shapeways. Once you have completed, dated and signed the written consent, you may deliver it to Shapeways by emailing a .pdf copy to investors@shapeways.com and shapeways_solicitation@gunder.com or by mailing your written consent to Shapeways, Inc., 30-02 48th Avenue, Long Island City, NY 11101, Attention: Chief Financial Officer.
After the transaction is completed, a letter of transmittal and written instructions for the surrender of Shapeways electronic stock certificates will be mailed to Shapeways stockholders. If you have a physical stock certificate, you will be able to return the certificate with your letter of transmittal. Do not send in your physical certificates now.
Executing Written Consents; Revocation of Written Consents
You may execute a written consent to approve the Business Combination Proposal (which is equivalent to a vote for such proposal). If you do not return your written consent, it will have the same effect as a vote against the Business Combination Proposal. If you are a record holder of shares of Shapeways Common Stock and/or Preferred Stock and you return a signed written consent, you will have given your consent to approve the Business Combination Proposal.
Your consent to the Business Combination Proposal may be changed or revoked at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by delivering a notice of revocation such that it is received before the consent deadline, by emailing a .pdf copy of such notice to investors@shapeways.com and shapeways_solicitation@gunder.com or by mailing a copy of such notice to Shapeways, Inc. 30-02 48th Avenue, Long Island City, NY 11101, Attention: Chief Financial Officer.
Solicitation of Written Consents; Expenses
The expense of preparing and distributing these consent solicitation materials is being borne by Shapeways. Directors, officers and employees of Shapeways may solicit consents by telephone and personally, in addition to solicitation by mail or electronically. These persons will not receive any special compensation for soliciting consents.
Assistance
If you need assistance in completing your written consent or have questions regarding the consent solicitation, please contact investors@shapeways.com and shapeways_solicitation@gunder.com.

MEETING OF GALILEO SHAREHOLDERS
General
Galileo is furnishing this joint proxy statement/consent solicitation statement/prospectus to its shareholders as part of the solicitation of proxies by Galileo’s Board for use at the Meeting to be held on            , 2021, and at any adjournments thereof. This joint proxy statement/consent solicitation statement/prospectus is first being furnished to Galileo’s shareholders on or about                  , 2021 in connection with the vote on the Proposals described in this joint proxy statement/consent solicitation statement/prospectus. This joint proxy statement/consent solicitation statement/prospectus provides Galileo’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.
Date and Time of Meeting
The Meeting will be held via live webcast at 10 a.m., Eastern Time, on            , 2021, to consider and vote upon the Proposals to be submitted to the Meeting, including if necessary, the Adjournment Proposal. For the purposes of Galileo’s Amended and Restated Memorandum and Articles of Association, the physical place of the meeting will be 1345 Avenue of the Americas, 11th Floor, New York, NY 10105.
The Meeting can be accessed by visiting https://www.cstproxy.com/galileoacquisitioncorp/sm2021, where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Meeting. If you do not have a control number, please contact the Continental Stock Transfer Company, the transfer agent.
Registering for the Meeting
As a registered shareholder, you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.
You can pre-register to attend the virtual meeting starting          , 2021 at        am ET. Enter the URL address into your browser https://www.cstproxy.com/galileoacquisitioncorp/sm2021, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.
Beneficial owners, or investors who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number using the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have internet capabilities, you can listen to the meeting by dialing +1 888-965-8995 (toll‑free), or if outside the U.S. and Canada +1 415-655-0243 (standard rates apply). When prompted enter the pin number 95510303#. This phone number is listen-only, you will not be able to vote or enter questions during the meeting.
Purpose of the Meeting
At the Meeting, Galileo is asking holders of its Ordinary Shares:
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To consider and vote upon the Domestication Proposal. The form of the Proposed Charter and the form of Bylaws to become effective upon the Domestication and consummation of the Business

Combination is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A and Annex B.
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To consider and vote upon the Business Combination Proposal. A copy of the Merger Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex C.

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To consider and vote upon the Charter Proposal. The form of Proposed Charter to become effective upon Domestication and consummation of the Business Combination is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A.

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To consider and vote upon the Organizational Documents Proposals, each of which are advisory and non-binding.

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To consider and vote upon the Share Escrow Amendment Proposal. A copy of the Share Escrow Amendment is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex D.

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To consider and vote upon the NYSE Proposal.

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To consider and vote upon the Director Appointment Proposal.

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To consider and vote upon the Incentive Plan Proposal. The form of the Incentive Plan is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E.

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To consider and vote upon the ESPP Proposal. The form of the ESPP is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F.

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To consider and vote upon the Adjournment Proposal, if presented at the Meeting.

Recommendation of the Galileo Board with Respect to the Proposals
The Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of Galileo’s shareholders and recommends that Galileo’s shareholders vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Share Escrow Amendment Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal “FOR” each of the director nominees set forth in the Director Appointment Proposal, and, if presented at the Meeting, “FOR” the Adjournment Proposal.
Record Date; Who is Entitled to Vote
Galileo has fixed the close of business on             , 2021, as the Record Date for determining the shareholders entitled to notice of and to attend and vote at the Meeting. As of the close of business on            , 2021, there were 17,400,000 Ordinary Shares outstanding and entitled to vote. Each ordinary share is entitled to one vote per share.
Quorum
The holders of at least one-third (1/3) of the issued and outstanding Ordinary Shares of Galileo being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting) shall constitute a quorum.
Abstentions and Broker Non-Votes
With respect to each Proposal except The Director Appointment Proposal in this joint proxy statement/consent solicitation statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.” With respect to the director nominees described in The Director Appointment Proposal, you may vote “FOR ALL” or “WITHHOLD ALL” or may withhold your vote with respect to particular nominee(s) named by you.
If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any other Proposal in this joint proxy statement/consent solicitation statement/prospectus.
Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.
Vote Required for Approval
The following votes are required for each Proposal at the Meeting:
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Proposal 1: Domestication Proposal:   The Domestication Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 2: Business Combination Proposal:   The Business Combination Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 3: Charter Proposal:   The Charter Proposal must be approved by a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposals 4 – 9: Organizational Documents Proposals:   The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 10: Share Escrow Amendment Proposal:   The Share Escrow Amendment Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 11: NYSE Proposal:   The NYSE Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 12: Incentive Plan Proposal:   The Incentive Plan Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 13: ESPP Proposal:   The ESPP Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 14: Director Appointment Proposal:   The election of the director nominees pursuant to the Director Appointment Proposal must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

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Proposal 15: Adjournment Proposal:   The Adjournment Proposal, if presented, must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Each of the Proposals, other than the Organizational Documents Proposals and the Adjournment Proposal, is interdependent upon each other Proposal. The adoption of each Proposal other than the Organizational Documents Proposals (which are conditioned on the approval of the Charter Proposals) and the Adjournment Proposal (which is not conditioned on any other Proposal) is conditioned on the approval of all of the Proposals. If Galileo’s shareholders do not approve each of the Proposals, the Business Combination may not be consummated.

Voting Your Shares
Each Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Ordinary Shares at the Meeting.
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You Can Vote by Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Galileo Board “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Share Escrow Amendment Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” each of the director nominees set forth in the Director Appointment Proposal and, if presented at the Special Meeting, “FOR” the Adjournment Proposal.

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You Can Attend the Meeting and Vote Online.   Galileo will be hosting the Meeting via live webcast. If you attend the Meeting, you may submit your vote at the Meeting online at https://www.cstproxy.com/galileoacquisitioncorp/sm2021, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Meeting. See “— Registering for the Meeting” above for further details on how to attend the Meeting.

Revoking Your Proxy
Shareholders may send a later-dated, signed proxy card to Galileo’s Chief Financial Officer at the address set forth below so that it is received by Galileo’s Chief Financial Officer prior to the vote at the Meeting (which is scheduled to take place             , 2021) or attend the Meeting virtually and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Galileo’s Chief Financial Officer, which must be received by Galileo’s Chief Financial Officer prior to the vote at the Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Ordinary Shares, you may contact the proxy solicitor for Galileo, Morrow Sodali LLC:
Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: GLEO.info@investor.morrowsodali.com
Vote of Galileo’s initial shareholders, Directors and Officers
All of Galileo’s initial shareholders have previously agreed to vote all of their Public Shares in favor of the Business Combination and have waived any redemption rights in connection with the Business Combination.
Redemption rights
Public Shareholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the proposed Business Combination, against the proposed Business Combination, or do not vote in relation to the proposed Business Combination.
Any Public Shareholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds and not previously released to Galileo to pay Galileo’s taxes, divided by the number of then-outstanding Public Shares, provided, however that such Public Shareholder must follow the procedures outlined in this joint proxy statement/consent solicitation statement/prospectus (including, with respect to Public Shares that are part of Units, that the Units must first be separated into component Public Shares and warrants as described in this joint proxy statement/consent solicitation statement/prospectus), in order to receive cash for any Public Shares such Public Shareholder intends to redeem. As of June 1, 2021, this would have amounted to approximately $10.09 per public share.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Galileo unless the Galileo Board determines (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).
Furthermore, if a holder of a Public Share delivers its share certificates (if any) and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Galileo instruct the transfer agent to return the certificate (physically or electronically). The Public Shareholder can make such request by contacting the transfer agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus. Galileo will be required to honor such request only if made prior to the deadline for exercising redemption requests.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Galileo’s initial shareholders will not have redemption rights with respect to any Public Shares owned by them, directly or indirectly.
You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(a)
hold Public Shares or hold Public Shares through units and you elect to separate your units into the underlying Public Shares and public warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)
prior to            , Eastern Time, on            , 2021 (two business days prior to the vote at the Meeting) (i) submit a written request to the transfer agent that Galileo redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through DTC.

Holders of units must elect to separate the underlying Public Shares and public warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash.
If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Galileo will promptly return any shares previously delivered by Public Shareholders.
The closing price of shares of Public Shares on July 19, 2021 was $10.01 per ordinary share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares, as they may receive higher proceeds from the sale of their shares of Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Galileo cannot assure Public Shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Galileo’s securities when Galileo’s shareholders wish to sell their shares.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares.
Appraisal Rights
Shareholders of Galileo do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.
Proxy Solicitation Costs
Galileo is soliciting proxies on behalf of Galileo’s Board. This solicitation is being made by mail but also may be made by telephone or in person. Galileo and Galileo’s directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Galileo will bear the cost of the solicitation.
Galileo has hired Morrow Sodali LLC to assist in the proxy solicitation process. Galileo will pay that firm a fee of $22,500 plus associated disbursements. Such fee will be paid with funds available at the Closing.
Galileo will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Galileo will reimburse them for their reasonable expenses.
Potential Purchases of Public Shares and/or Warrants
At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Galileo or Galileo’s Securities, Galileo’s initial shareholders, Shapeways and/or their respective affiliates may purchase units, ordinary shares or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this joint proxy statement/consent solicitation statement/prospectus, none of Galileo’s initial shareholders, directors or officers has any plans to make any such purchases. Galileo will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Entering into any such incentive arrangements may have a depressive effect on outstanding Galileo Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Meeting.
The existence of financial and personal interests of Galileo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Galileo and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the sections entitled “Risk Factors”, “Proposal 2: The Business Combination Proposal — Interests of Galileo’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

PROPOSAL 1: THE DOMESTICATION PROPOSAL
Summary of the Proposal
General
Galileo is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of Galileo under the applicable laws of the Cayman Islands and the State of Delaware as described under “Manner of Effecting the Domestication and the Legal Effect of the Domestication.”
The Domestication will be effected by the filing of a Certificate of Corporate Domestication and the Proposed Charter with the Delaware Secretary of State and the filing of an application to de-register Galileo with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding Ordinary Shares will convert into outstanding shares of common stock of Galileo, as the continuing Delaware corporation. Simultaneously with adoption of the Proposed Charter, the Galileo Board intends to also adopt the Bylaws. The Domestication will become effective immediately prior to the consummation of the Business Combination. The Proposed Charter and the Bylaws, which will become effective upon the Domestication and Closing of Business Combination, are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A and Annex B, respectively. All shareholders are encouraged to read each of the Proposed Charter and the Bylaws in their entirety for a more complete description of their terms.
Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication
Cayman Islands Current Charter	Delaware Proposed Charter
Corporate Purpose
The objects for which Galileo is established are unrestricted and Galileo shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized and incorporated under DGCL or any applicable successor act thereto, as the same may be amended from time to time.

Capital Stock
Galileo’s authorized share capital consists of 200,000,000 ordinary shares of a par value of US$0.0001 each and 2,000,000 preference shares of a par value of US$0.0001 each.
Galileo may issue rights, options, warrants, units or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in Galileo on such terms as the directors may from time to time determine.
Preference Shares.   The directors of Galileo may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Cayman Islands Companies Act) vary such rights.

The total number of shares of all classes of capital stock that the Company is authorized to issue is        shares, consisting of (i)        shares of Common Stock, par value $0.0001 per share, and (ii)              shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Company entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.
Preferred Stock.   Shares of Preferred Stock may be issued from time to time in one or more series. The

Cayman Islands Current Charter	Delaware Proposed Charter

Company Board is authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Directors; Classes
The directors of Galileo are divided into two classes: Class I and Class II. The Class I directors shall stand elected for a term expiring at Galileo’s first annual general meeting and the Class II directors shall stand elected for a term expiring at Galileo’s second annual general meeting. Commencing at Galileo’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual general meeting after their election.

Subject to the rights of holders of any series of Preferred Stock to elect directors, the Company Board shall be divided into three classes, designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Company’s first annual meeting of stockholders held after the effectiveness of the Proposed Charter; each director initially assigned to Class II shall serve for a term expiring at the Company’s second annual meeting of stockholders held after the effectiveness of the Proposed Charter; and each director initially assigned to Class III shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the effectiveness of the Proposed Charter; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.

Board Vacancies; Removal
Except as the Cayman Islands Companies Act or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that

Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled

Cayman Islands Current Charter	Delaware Proposed Charter
connection, additional directors and any vacancies in the Galileo Board, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Current Charter), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the earlier of (i) the remaining term of his or her predecessor, (ii) a successor is duly elected and qualified, or (iii) the earlier of such director’s death, resignation or removal. Any director or the entire Company Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

Stockholder/Shareholder Voting
The directors of Galileo may call general meetings, and they shall on a request of shareholders holding not less than twenty percent in par value of the issued shares which at the date carry the right to vote at general meetings of Galileo forthwith proceed to convene an extraordinary general meeting of Galileo. A resolution put to vote of the meeting shall be decided on a poll. Any shareholder action effected by means of written consent must be unanimous.

Except as otherwise required by law and subject to the terms of any series of Preferred Stock, special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company, and may not be called by another other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice for such meeting.
Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting.

Amendments to the Governing Documents
Subject to the provisions of the Cayman Islands Companies Act, Galileo may amend Current Charter by a special resolution, which shall be passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a unanimous written resolution.

Notwithstanding any other provision of the Proposed Charter or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by the Proposed Charter or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Company entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Certificate of Incorporation, or to adopt any new provision of the Proposed Charter; provided, however, that the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Company entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article FIFTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article TENTH,

Cayman Islands Current Charter	Delaware Proposed Charter
Article TWELFTH, Article THIRTEENTH, and this sentence of the Proposed Charter.
Authority of the Directors
The business shall be managed by the directors who may exercise all the powers of Galileo.	The business and affairs of the Company shall be managed by or under the direction of the Company Board, except as otherwise provided by law.
Indemnification of Directors, Officers, Employees and Others
The Current Charter provides for indemnification of officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.
To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Company (and any other persons to which the DGCL permits the Company to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by the DGCL (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

Exclusive Forum
No Similar Provision.
Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (3) any action arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine.
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of American shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Business Opportunities
To the fullest extent permitted by applicable law, Galileo’s directors and officers shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or
No Similar Provision.

Cayman Islands Current Charter	Delaware Proposed Charter
lines of business as Galileo. Galileo renounces any interest or expectancy of Galileo in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Galileo’s directors and officers, on the one hand, and Galileo, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, Galileo’s directors and officers shall have no duty to communicate or offer any such corporate opportunity to Galileo and shall not be liable to Galileo or its shareholders for breach of any fiduciary duty solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Galileo.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication
When the Domestication is completed, the rights of the shareholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands, including the Cayman Islands Companies Act. Certain differences exist between the DGCL and the Cayman Islands Companies Act that will alter certain of the rights of shareholders and affect the powers of the Galileo Board and management following the Domestication.
Shareholders should consider the following summary comparison of the Cayman Islands Companies Act, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.
The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this joint proxy statement/consent solicitation statement/prospectus, Galileo may continue to refer to the share owners of Galileo as “shareholders.”
Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Cayman Islands Companies Act (As Revised)
General Vote Required for Combinations with Interested Stockholders / Shareholders
Generally a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the applicable statutory provision.
No Similar Provision.
Appraisal Rights
Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection
Shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Provision	Delaware	Cayman Islands

with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Requirements for Stockholder / Shareholder Approval
Stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, or dissolution require a majority of the outstanding shares entitled to vote thereon; most other stockholder approvals require a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, provided a quorum is present.

Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares present and voting at a general meeting. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a general meeting is required.

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the organizational documents, but cannot be less than one-third of the shares entitled to vote at the meeting.
The holders of a majority of the issued and outstanding ordinary shares of the company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting) shall constitute a quorum.

Stockholder / Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that

Provision	Delaware	Cayman Islands
shareholders may not act by written resolutions.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder / Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Removal of Directors
Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors
The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.
Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Provision	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes a fiduciary duty to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers
A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.
A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.
Limited Liability of Directors
Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.
Liability of directors may be limited, except with regard to their own fraud or willful default.

Reasons for the Domestication
The Galileo Board believes that it would be in the best interests of Galileo to effect the Domestication immediately prior to the completion of the Business Combination. The primary reason for the Domestication is certain taxes would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination.
In addition, because Galileo will operate within the United States following the Business Combination, it was the view of the Galileo Board that Galileo should also be structured as a corporation organized in the United States. The Galileo Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Galileo is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.
Regulatory Approvals; Third Party Consents
Galileo is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. Galileo must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with NYSE of a press release disclosing the Domestication, among other things.
The Domestication will not breach any covenants or agreements binding upon Galileo and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.
Certificate of Incorporation and Bylaws
Commencing with the effective time of the Domestication and Closing of the Business Combination, the Proposed Charter and the Bylaws will govern the rights of Galileo’s shareholders. A chart comparing your rights as a holder of Ordinary Shares of Galileo as a Cayman Islands exempted company with your rights as a holder of Common Stock as a Delaware corporation can be found above in “Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”
Tax Consequences to Holders of Ordinary Shares Who Receive Common Stock as a Result of the Domestication
If the Proposals described in this joint proxy statement/consent solicitation statement/prospectus are approved, then holders of Ordinary Shares who do not elect to exercise their redemption rights will receive Common Stock as a result of the Domestication. For a description of the material U.S. federal income tax consequences of the Domestication, see the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to Galileo Shareholders” included in the Business Combination Proposal.
Manner of Effecting the Domestication and the Legal Effect of the Domestication
Delaware Law
Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate, and the Certificate of Incorporation must be approved by the same authorization required to approve the domestication.
When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware law, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed, and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication), and the title to any real property vested by deed or otherwise in such non-United States entity shall not revert or be in any way impaired by reason of the domestication; but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired, and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.
Cayman Islands Law
If the Domestication Proposal is approved, Galileo will also apply to de-register as a Cayman Islands exempted company pursuant to Section 206 of the Cayman Islands Companies Act. Upon the deregistration, Galileo will no longer be subject to the provisions of the Cayman Islands Companies Act. Except as provided in the Cayman Islands Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of Galileo or any other person.
Accounting Treatment of the Domestication
The Domestication is being proposed solely for the purpose of changing the legal domicile of Galileo. There will be no accounting effect or change in the carrying amount of the assets and liabilities of Galileo as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Galileo immediately following the Domestication will be the same as those immediately prior to the Domestication.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, that Galileo Acquisition Corp. be de-registered in the Cayman Islands pursuant to Article 46 of the Amended and Restated Memorandum and Articles of Association of Galileo Acquisition Corp. and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of Galileo Acquisition Corp. in the State of Delaware as a corporation, governed by the Proposed Charter and Bylaws attached as Annex A and Annex B, respectively, to the joint proxy statement/consent solicitation statement/prospectus in respect of the meeting, at which time the Amended and Restated Memorandum and Articles of Association will be replaced by that Proposed Charter and Bylaws of the continued company as referenced in the joint proxy statement/consent solicitation statement/prospectus in respect of the meeting.”

Required Vote for Approval
The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.
The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by Galileo’s shareholders.
Recommendation of the Galileo Board with Respect to the Domestication Proposal
THE GALILEO BOARD RECOMMENDS THAT SHAREHOLDERS
VOTE “FOR” THE DOMESTICATION PROPOSAL.
PROPOSAL 2: THE BUSINESS COMBINATION PROPOSAL
Galileo is asking its shareholders to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this joint proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex C to this joint proxy statement/consent solicitation statement/prospectus and is incorporated into this joint proxy statement/consent solicitation statement/prospectus by reference. Please see the subsection entitled “The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read the Merger Agreement in its entirety before voting on this proposal.
The Merger Agreement
This section describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements. Galileo’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 2: The Business Combination Proposal  —  The Merger Agreement” are defined in the Merger Agreement.
The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Galileo does not believe that the disclosure schedules contain information that is material to an investment decision.
General Description of the Merger Agreement; Organizational Structure
On April 28, 2021, Galileo entered into the Merger Agreement with Shapeways, Merger Sub, the Sponsor, in the capacity as the representative of the stockholders of Galileo (other than the Shapeways Securityholders) from and after the Closing (in such capacity, the “Purchaser Representative”), and the Seller Representative, in the capacity as the representative of the Shapeways Stockholders from and after the Closing of the Transactions.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, Galileo will continue out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation and (ii) at the Closing of the Transaction, and following the Domestication and the PIPE Investment (defined below), Merger Sub will merge with and into Shapeways, with Shapeways continuing as the surviving entity and wholly-owned subsidiary of Galileo, and with each Shapeways stockholder receiving shares of Common Stock at the Closing (as further described below). Simultaneously with entering into the Merger Agreement, Galileo entered into Subscription Agreements (as defined below) with the PIPE Investors to purchase a total of 7.5 million shares of Common Stock in Galileo at $10.00 per share with aggregate gross proceeds to Galileo of $75,000,000. The PIPE Investors include certain existing Shapeways stockholders and a strategic investor that has entered into a commercial relationship with Shapeways.
Merger Consideration and Earnout
The total consideration to be delivered to Shapeways Securityholders by Galileo at the Closing will have an aggregate value equal to $406,000,000, and will consist, in the case of Shapeways Stockholders, solely of new shares of Common Stock and, in the case of other Shapeways Securityholders, of new shares of Common Stock and/or securities convertible into or exercisable for new shares of Common Stock. The Merger Consideration deliverable to Shapeways Stockholders will be allocated pro rata based on their ownership in Shapeways after giving effect to the required conversion of all of the outstanding shares of Shapeways preferred stock into shares of Shapeways common stock immediately prior to, and contingent upon, the Closing.
After the Closing, shares of Common Stock representing 10% of the Merger Consideration will be subject to vesting and forfeiture conditions based upon the VWAP of Common Stock reaching targets of $14.00 and $16.00, respectively (with 50% released at each target) for a period of 30 consecutive trading days during the three-year period after the Closing, with the portion of such shares that would otherwise be deliverable to Shapeways Stockholders at the Closing being withheld from payment and deposited into escrow pursuant to the Escrow Agreement. A pro rata portion of the 10% Merger Consideration earnout will also be allocated to Shapeways options and warrants that are exchanged for options and warrants (as applicable) for shares of Galileo at the Closing (as described below).
Shapeways options issued pursuant to Shapeways’ 2010 Stock Plan that are not exercised prior to the Closing will be assumed by Galileo and converted, subject to certain adjustments that are described in the Merger Agreement, into options exercisable for shares of Common Stock and, in the case of in-the-money Shapeways options, a right to receive an award of restricted stock units denominated in shares of Common Stock that are subject to the Earnout Terms and to service-based vesting and forfeiture restrictions. Shapeways warrants that are not exercised prior to the Closing will be assumed by Galileo and converted into warrants exercisable for shares of Common Stock and, in the case of in-the-money Shapeways warrants, warrants exercisable for shares of Common Stock that are subject to the vesting and forfeiture restrictions included in the Earnout Terms. Prior to the Closing, outstanding Shapeways Convertible Notes will be converted into shares of Shapeways Preferred Stock at the election of the holders thereof, which will then be converted into shares of Shapeways Common Stock prior to the Closing.
Representations and Warranties
Under the Merger Agreement, each of Galileo and Shapeways make customary representations and warranties.
The representations and warranties of Shapeways relate to, among other things, with respect to Shapeways:
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due organization, good standing, and that it has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

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authorization and validity of the Merger Agreement and power and authority to enter into the Merger Agreement and to complete the transactions contemplated thereby, including delivery of the Voting Agreements;

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capitalization, and in pertinent part, (i) the authorized amount of its equity interest and the amount issued and outstanding, (ii) the record owners of its equity interest and such record owners own such equity free and clear of any liens other than imposed by its organizational documents, applicable securities laws or as otherwise disclosed, (iii) all outstanding equity interests have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable law, its organizational documents or any contract to which Shapeways is a party or by which it or its securities are bound, (iv) the reservation of Shapeways Stock for issuance pursuant to the Shapeways Equity Plan (v) except as described in certain disclosure schedules to the Merger Agreement, there are no convertible securities, preemptive rights, rights of first refusal, rights of first offer, (vi) except as described in certain disclosure schedules to the Merger Agreement, there are no outstanding or authorized equity appreciation, phantom equity or similar rights, (vii) except as set forth in its organizational documents, there are no outstanding contractual obligations to repurchase, redeem or otherwise acquire any equity interests or securities, nor has it granted any registration rights to any person with respect to its equity securities, (viii) all of its securities have been granted, offered, sold and issued in compliance with all applicable securities laws, (ix) as a result of the consummation of the transactions, none of its equity interests are issuable and no rights in connection with any interests, warrants, rights, options or other securities accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise); (x) except as disclosed in its financials, since January 1, 2020, it has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any of its equity interests, and its board of directors has not authorized any of the foregoing;

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subsidiaries, and more specifically, each subsidiary’s jurisdiction of organization and capitalization;

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except as described in certain disclosure schedules to the Merger Agreement, no conflict and no additional governmental approvals or filings or, except as has not been and would not reasonably be expected to be material to Shapeways and its subsidiaries, any third-party consents are required;

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financial statements, indebtedness and the absence of undisclosed liabilities, and in pertinent part, (i) its financials (A) accurately reflect the books and records of Shapeways and its subsidiaries as of the times and for the periods referred to therein, (B) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved, (C) comply in all material respects with applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (D) fairly present in all material respects the consolidated financial position of Shapeways and its subsidiaries as of the respective dates thereof and the consolidated results of the operations and cash flows of Shapeways and its subsidiaries for the periods indicated; (ii) all of the financial books and records of Shapeways and its subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable laws; (iii) except as described in certain disclosure schedules to the Merger Agreement, Shapeways and its subsidiaries do not have any indebtedness; (iv) except as described in certain disclosure schedules to the Merger Agreement or as are not material and were incurred in the ordinary course of business, neither Shapeways nor any of its subsidiaries is subject to any liabilities or obligations required to be reflected on a balance sheet prepared in accordance with GAAP; and (v) financial projections with respect to it and its subsidiaries that were delivered by it or on its behalf to Galileo or certain representatives of Galileo were prepared in good faith using assumptions that Shapeways believes to be reasonable;

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the absence of a certain changes or events since December 31, 2020, and in pertinent part, each of Shapeways and its subsidiaries, since December 31, 2020, has (i) conducted its business only in the ordinary course of business consistent with past practice, (ii) not been subject to a material adverse effect, and (iii) not taken any action that would be prohibited by the Merger Agreement if such action were taken on or after the date of the Merger Agreement without the consent of Galileo;

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Shapeways’ compliance with laws in all material respects;

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permits, and in pertinent part, that each of Shapeways and its subsidiaries (and its employees who are legally required to be licensed by a governmental authority in order to perform his or her duties with respect to his or her employment with any of Shapeways and its subsidiaries) holds all permits necessary to lawfully conduct its business in all material respects as presently conducted, and to own, lease and operate its assets and properties and all such material permits are in full force and effect, and no suspension or cancellation of any of such material permits is pending or, to Shapeways’ knowledge, threatened, and none of Shapeways and its subsidiaries is in violation in any material respect of the terms of any such material permit, and none of Shapeways and its subsidiaries has received any written or, to Shapeways’ knowledge, oral notice of any actions relating to the revocation or modification of any such material permit;
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litigation, and in pertinent part, except as described in certain disclosure schedules to the Merger Agreement, (i) there is no (a) action of any nature currently pending or, to Shapeways’ knowledge, threatened (and no such action has been brought or, to Shapeways’ knowledge, threatened in the past five (5) years), or (b) order now pending or outstanding or that was rendered by a governmental authority in the past five (5) years, in either case of (a) or (b) by or against any of Shapeways or its subsidiaries, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of Shapeways or its subsidiaries must be related to Shapeways or its subsidiaries business, equity securities or assets), its business, equity securities or assets, (ii) the items listed on such disclosure schedules, if finally determined adversely to Shapeways or its subsidiaries, will not have, either individually or in the aggregate, a material adverse effect upon any of Shapeways or its subsidiaries, and (iii) in the past five (5) years, none of the current or former officers, senior management or directors of any of Shapeways or its subsidiaries have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud;

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material contracts, and in pertinent part, (i) any contracts that (a) contain covenants that materially limit the ability of any of Shapeways or its subsidiaries (I) to compete in any line of business or with any person or in any geographic area or to sell, or provide any service or product, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (II) to purchase or acquire an interest in any other person, (b) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, (c) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices, (d) evidences indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any of Shapeways or its subsidiaries having an outstanding principal amount in excess of $200,000, (e) involves the acquisition or disposition, directly or indirectly (by Business Combination or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any of Shapeways or its subsidiaries or another person, (f) relates to any merger, consolidation or other business combination, with any other person or the acquisition or disposition of any other entity or its business or material assets or the sale of any of Shapeways or its subsidiaries, its business or material assets, (g) by its terms, individually or with all related contracts, calls for aggregate payments or receipts by of Shapeways and its subsidiaries under such contract or contracts of at least $250,000 in the 12-month period ended December 31, 2020, or during the 12-month period ending December 31, 2021, (h) is with any top customer or supplier, (i) is between any of Shapeways or its subsidiaries and any present or former directors, officers, contractors or employees of Shapeways or its subsidiaries (other than at-will employment or consulting arrangements or intellectual property assignment agreements with employees and contractors entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any related person, (j) obligates Shapeways or its subsidiaries to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture), (k) relates to a material settlement entered into within two years prior to the date of Merger Agreement under which any of Shapeways or its subsidiaries has outstanding obligations other than customary confidentiality obligations, (l) provides another person (other than another of Shapeways or its subsidiaries or any manager, director or officer of any of Shapeways or its subsidiaries) with a power of attorney, (m) relates to the development, ownership, licensing or use of any intellectual property by, to or from any of Shapeways or its subsidiaries, other than off-the-shelf software, employee or consultant invention assignment agreements entered into on a Shapeways’ standard form of such agreement, confidentiality agreements entered into in the ordinary course of business, non-exclusive licenses from customers or distributors to Shapeways or any of its subsidiaries entered into in the ordinary course of business or feedback and ordinary course trade name or logo rights that are not material to Shapeways or its subsidiary; and (n) that will be required to be filed with this proxy statement/consent solicitation statement/prospectus under applicable SEC requirements or would otherwise be required to be filed by Shapeways as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if Shapeways was the registrant, and (ii) except as described in certain disclosure schedules to the Merger Agreement, all of the foregoing material contracts are valid, binding, and enforceable in all respects, the consummation of the Merger Agreement will not affect the validity or enforceability of such material contracts, none of Shapeways or its subsidiaries is in breach or default in any material respect of any such material contracts, to the knowledge of Shapeways no other party is in breach or default of any such material contracts in any material respect, none of Shapeways or its subsidiaries has received written notice, or to the knowledge of Shapeways, oral notice to terminate any such material contract, and none of Shapeways or its subsidiaries has waived any material rights under any such material contract;
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intellectual property, and in pertinent part, (i) each of Shapeways and its subsidiaries owns, free and clear of all liens (other than permitted liens), has valid and enforceable rights to use pursuant to valid contracts or licenses, all intellectual property currently used, licensed or held for use by such target company; (ii) each of Shapeways and its subsidiaries has a valid and enforceable license to use all intellectual property that is the subject of intellectual property licenses held by Shapeways and its subsidiaries applicable to Shapeways and its subsidiaries; (iii) intellectual property licenses held by Shapeways and its subsidiaries include all of the licenses, sublicenses and other agreements or permissions necessary to operate Shapeways and its subsidiaries as presently conducted; (iv) none of Shapeways and its subsidiaries is party to any contract that requires Shapeways or its subsidiaries to assign to any person all of its rights in any intellectual property developed by Shapeways or its subsidiaries under such contract; and (v) as of the date of the Merger Agreement, no action is pending or, to Shapeways’ knowledge, threatened against Shapeways or its subsidiaries that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any registered patents, trademarks, copyrights or internet assets currently owned, licensed, used or held for use by Shapeways or its subsidiaries, nor, to the knowledge of Shapeways, is there any reasonable basis for any such action;

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taxes and tax returns;

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real property;

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personal property;

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title to and condition of the assets;

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employee matters, and in pertinent part, (i) none of Shapeways or its subsidiaries is a party to any collective bargaining agreement or other contract covering any group of employees, labor organization or other representative of any of the employees of any of Shapeways or its subsidiaries, and Shapeways has no knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees; (ii) as of the date of the Merger Agreement, there is no pending request by the employees of Shapeways or its subsidiaries to have installed a Dutch “works council” to represent such employees, nor has such request been made during the prior 12 months; (iii) there has not occurred or, to the knowledge of Shapeways, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees; (iv) no current officer or employee of Shapeways or its subsidiaries has provided any of Shapeways or its subsidiaries written notice of his or her plan to terminate his or her employment with any of Shapeways or its subsidiaries; (v) each of Shapeways or its subsidiaries (A) is and has been for in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, (B) has not incurred any liability that remains unsatisfied for past due arrears of wages or penalty for failure to comply with any of the foregoing, and (C) has not incurred any liability that remains unsatisfied for failure to comply with payment of wages; and (vi) as of the date of the Merger Agreement, there are no actions pending or, to the knowledge of Shapeways, threatened against Shapeways or its subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, or any governmental authority, relating to any such law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship;
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benefits plans, and in pertinent part, (i) with respect to each Shapeways benefit plan, there are no funded benefit obligations for which contributions have not been made, or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the company financials; (ii) each company benefit plan is and has been operated at all times in compliance with all applicable laws in all material respects, including ERISA and the Code; (iii) with respect to each Shapeways benefit plan: (A) to the knowledge of Shapeways, no breach of fiduciary duty that could reasonably be expected to result in liability to Shapeways or any of its subsidiaries has occurred; (B) no action is pending, or to Shapeways’ knowledge, threatened; and (C) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred; (iv) for the six-year period preceding the Effective Time, no company benefit plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and none of Shapeways or its subsidiaries has any outstanding liability under Title IV of ERISA and no condition presently exists that is expected to cause such liability to be incurred; and (v) the consummation of the transactions contemplated by the Merger Agreement and the ancillary documents will not: (A) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (B) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual;

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environmental matters;

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transactions with related parties;

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insurance;

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books and records;

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top customers and suppliers;

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certain business practices;

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none of Shapeways or its subsidiaries is an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended;

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except as described in certain disclosure schedules to the Merger Agreement, none of Shapeways or its subsidiaries has incurred or will incur any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Merger Agreement;

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independent investigation, and in pertinent part, Shapeways conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Galileo; and

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none of the information supplied or to be supplied by Shapeways expressly for inclusion in any filing made with any governmental authority or stock exchange with respect to the transactions contemplated by the Merger Agreement, this proxy statement/consent solicitation statement/prospectus or in the mailings or other distributions to Galileo’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by the Merger Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
The representations and warranties of Galileo relate to, among other things, with respect to Galileo:
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due organization, good standing, and that it has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

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authorization and validity of the Merger Agreement, and power and authority of Galileo to enter into the Merger Agreement and to complete the transactions contemplated thereby;

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no conflict and no additional governmental approvals or filings or third-party consents required;

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capitalization, and in pertinent part, (i) it is authorized to issue 200,000,000 Ordinary Shares and 2,000,000 preference shares, (ii) the issued and outstanding shares are set forth in certain disclosure schedules to the Merger Agreement, (iii) all outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Islands Companies Act, its organizational documents or any contract to which it is a party, (iv) except as set forth in certain disclosure schedules, there are no (a) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (b) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (c) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character (other than the Merger Agreement and the ancillary documents), (I) relating to the issued or unissued shares of Galileo or (II) obligating Galileo to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (III) obligating Galileo to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares, (v) except as set forth in certain disclosure schedules, there are no shareholders agreements, voting trusts or other agreements or understandings to which Galileo is a party with respect to the voting of any shares of Galileo, (vi) all Indebtedness (as defined in the Merger Agreement) of Galileo is disclosed on certain disclosure schedules, (vii) no Indebtedness (as defined in the Merger Agreement) of Galileo contains any restriction upon (a) the prepayment of any of such indebtedness, (b) the incurrence of Indebtedness by Galileo or (c) the ability of Galileo to grant any lien on its properties or assets, and (viii) since the date of Galileo’s formation, and except as contemplated by the Merger Agreement, Galileo has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Galileo’s board of directors has not authorized any of the foregoing;

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SEC filings and Galileo financials, and in pertinent part, (i) since Galileo’s initial public offering, it has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Galileo with the SEC under the Securities Act of 1933, as amended, and/or the Exchange Act of 1934, as amended, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of the Merger Agreement, (ii) except for any changes to Galileo’s historical accounting of the Galileo’s warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies that was issued by the SEC on April 12, 2021 (the “SEC April Warrant Statement”), and related guidance by the SEC, Galileo’s financials fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Galileo at the respective dates of and for the periods referred to in such financial statements, all in accordance with (a) GAAP methodologies applied on a consistent basis throughout the periods involved and (b) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable) and (iii) except for any changes to Galileo’s historical accounting of Galileo’s warrants as equity rather than as liabilities that may be required as a result of the SEC April Warrant Statement, and as and to the extent reflected or reserved against in Galileo’s financials, Galileo has not incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in Galileo’s financials, other than liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the most recent date of Galileo’s financials in the ordinary course of business;
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absence of certain changes, and in pertinent part, Galileo has (i) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in Galileo’s initial public offering prospectus (including the investigation of Shapeways and its subsidiaries and the negotiation and execution of the Merger Agreement) and related activities, (ii) since December 31, 2020, has not been subject to a material adverse effect on Galileo;

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compliance with laws;

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actions; orders and permits, and in pertinent part, (i) there is no pending or, to the knowledge of Galileo, threatened material action to which Galileo is subject which would reasonably be expected to have a material adverse effect on Galileo, (ii) there is no material action that Galileo has pending against any other person, (iii) Galileo is not subject to any material orders of any governmental authority, nor are any such orders pending, (iv) Galileo holds all material permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such consent or for such consent to be in full force and effect would not reasonably be expected to have a material adverse effect on Galileo;

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taxes and tax returns;

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Galileo does not have any paid employees or maintain, sponsor, contribute to or otherwise have any liability under any benefit plans;

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Galileo does not own, license or otherwise have any right, title or interest in any material intellectual property and does not own or lease any material real or personal property;

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material contracts, and in pertinent part, (i) except as set forth on certain disclosure schedules, other than the Merger Agreement and the ancillary documents, there are no contracts to which Galileo is a party or by which any of its properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than $200,000, (b) may not be cancelled by Galileo on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of Galileo as its business is currently conducted, any acquisition of material property by Galileo, or restricts in any material respect the ability of Galileo to engage in business as currently conducted by it or compete with any other person (each, a “Galileo Material Contract”), (ii) all Galileo Material Contracts have been made available to Shapeways other than those that are exhibits to Galileo’s SEC reports, (iii) with respect to each Galileo Material Contract (a) the Galileo Material Contract was entered into at arms’ length and in the ordinary course of business, (b) the Galileo Material Contract is legal, valid, binding and enforceable in all material respects against Galileo and, to the Knowledge of Galileo, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by certain exceptions to enforceability), (c) Galileo is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Galileo, or permit termination or acceleration by the other party, under such Galileo Material Contract, and (d) to the knowledge of Galileo, no other party to Galileo Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration or acceleration by Galileo under any Galileo Material Contract;

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transactions with affiliates;

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Merger Sub activities, and in pertinent part, Merger Sub has not engaged in any business activities other than as contemplated by the Merger Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any person and has no assets or liabilities except those incurred in connection with the Merger Agreement and the ancillary documents to which it is a party, and is not a party to or bound by any contract;
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Galileo is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended;

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No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Galileo, Shapeways or any of their respective affiliates in connection with the transactions contemplated by the Merger Agreement except as set forth on the disclosure schedules;

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All Common Stock to be issued and delivered to Shapeways Stockholders shall be full paid and non-assessable, free and clear of all liens, other than restrictions arising from applicable laws, applicable lock-up agreement, escrow agreement and any liens incurred by Shapeways, and the issuance and transfer of such Common Stock pursuant to the Merger Agreement will not be subject to or give rise to any preemptive rights or rights of first refusal;

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certain business practices;

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insurance;

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Galileo Trust Account, and in pertinent part the business day immediately preceding the date of the Merger Agreement, the Galileo Trust Account has a specified balance and such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement, which is valid and in full force and effect and enforceable in accordance with its terms (subject to certain exceptions to enforceability) and has not been amended or modified;

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independent investigation, and in pertinent part, Galileo conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Shapeways and its subsidiaries; and

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none of the information supplied or to be supplied by Galileo expressly for inclusion in any filing made with any governmental authority or stock exchange with respect to the transactions contemplated by the Merger Agreement, this Registration Statement or in the mailings or other distributions to Galileo’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by the Merger Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

The representations and warranties set forth in the Merger Agreement are made by and to Shapeways and Galileo as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement between the parties and certain of the representations are subject to important and specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement agreed to by the parties in connection with negotiating the terms of the Merger Agreement, may or may not be accurate as of the date they were made, and do not purport to be accurate as of the date of this proxy statement/consent solicitation statement/prospectus. In particular, in your review of the representations and warranties contained in the Merger Agreement, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a standard of materiality or material adverse effect different from those generally applicable to investors and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement/consent solicitation statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Galileo and Shapeways or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/consent solicitation statement/prospectus.
Material Adverse Effect
Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.
No Survival
The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.
Covenants of the Parties
Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of certain specified financial statements by Shapeways to Galileo; (iv) Galileo’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. During the Interim Period, Galileo will use commercially reasonable efforts to satisfy the conditions of the Subscription Agreements with PIPE Investors and Galileo may, but is not obligated to, enter into additional subscription agreements with PIPE Investors, subject to Shapeways’ prior written consent, in the event that any such additional subscription agreements contain terms materially less favorable to Galileo or to Shapeways than the terms of the Subscription Agreements with existing PIPE Investors. The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of Trust Account proceeds. In addition, Shapeways agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, Ancillary Documents and the Transaction, and agreed to enforce the Voting Agreements in connection therewith.
Registration Statement on Form S-4
The parties made customary covenants regarding this Registration Statement, to register the common stock of Galileo upon Domestication and the shares of Common Stock to be issued as Merger Consideration under the Merger Agreement. The Registration Statement also will contain the Galileo proxy statement to solicit proxies from Galileo’s shareholders to approve, among other things, (i) the Merger Agreement and the Transaction, including the Merger (including, to the extent required, the issuance of shares of Common Stock to the PIPE Investors); (ii) the Domestication; (iii) changing the name of Galileo and adopting new Galileo organizational documents; (iv) the adoption of a new equity incentive plan and issuing certain Galileo restricted securities thereunder; (v) the adoption of a new employee stock purchase plan; (vi) the appointment of the post-Closing board of directors; and (vii) the amendment of the Share Escrow Agreement to reduce the lock-up thereunder to match the period in the Lock-Up Agreement that was signed by certain Shapeways securityholders at the time of the Merger Agreement as described below.
Directors and Officers of Galileo
The parties agreed that the post-Closing board of directors will consist of seven directors, consisting of four directors designated prior to the Closing by Shapeways, all but one of whom will be considered independent under the requirements of NYSE, two directors designated prior to the Closing by Galileo, both of whom will be considered independent under the requirements of NYSE, and one additional independent director (under NYSE requirements) mutually agreed by Shapeways and Galileo prior to the Closing; provided, however, that the composition of the post-Closing board of directors will consist of three classes, with each director serving a three year term after its initial staggered post-Closing term, which initial term will be (a) one year for two of the directors designated by Shapeways prior to the Closing, (b) two years for the directors designated by Galileo prior to the Closing and (c) three years for the remaining directors designated by Shapeways prior to the Closing. The parties further agreed to take commercially reasonable actions so that the individuals serving as the chief executive officer and chief financial officer of Shapeways immediately after the Closing will be the same individuals (in the same office) as that of Shapeways immediately prior to the Closing (unless, at its sole discretion, Shapeways desires to appoint another qualified person to either such role, in which case, such other person identified by Shapeways will serve in such role).
For more information about the Galileo Board and officers following the completion of the Business Combination, please refer to the section entitled “Management of the Company Following the Business Combination.”
No Solicitation of Acquisition Proposals
Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.
Conduct of Shapeways and Galileo Pending Closing
Under the Merger Agreement, during the Interim Period, Shapeways has agreed, except as expressly contemplated by other provisions of the Merger Agreement, or as set forth in disclosure schedules, required by applicable law, or unless Galileo otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), to, and to cause each of its subsidiaries to, in all material respects conduct its business in the ordinary course and in material compliance with law and to in all material respects use commercially reasonable efforts necessary or appropriate to maintain its business and organization, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by Galileo (which consent will not be unreasonably withheld, conditioned or delayed):
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amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

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authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, except for certain exceptions as contemplated by the Merger Agreement, or engage in any hedging transaction with a third Person with respect to such securities;

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split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except for the repurchase of Shapeways Common Stock from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service;
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incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business and the HSR Fee Loan), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $500,000 individually or $1,000,000 in the aggregate;

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increase the wages, salaries or compensation of its Senior Vice Presidents or above other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) other than in the ordinary course of business consistent with past practice, and in any event not in the aggregate by more than five percent (5%), materially increase other benefits of employees generally other than in the ordinary course of business consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or enter into, establish, materially amend or terminate any Shapeways benefit plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Shapeways benefit plans;

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make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting, in each case except as required by applicable law or in compliance with GAAP;

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transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Shapeways registered intellectual property, Shapeways licensed intellectual property or other Shapeways intellectual property (excluding lapses or terminations of contracts pursuant to the terms thereof), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

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terminate, waive or assign any material right under any Shapeways material contract or enter into any contract that would be a Shapeways material contract, in any case outside of the ordinary course of business consistent with past practice;

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fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

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establish any subsidiary or enter into any new line of business;

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fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

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revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Shapeways’ outside auditors;

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waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by Shapeways, its subsidiaries or its Affiliates) not in excess of $500,000 individually or $1,000,000 in the aggregate;

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close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

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acquire, including by Business Combination, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;
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make capital expenditures in excess of $500,000 individually for any project (or set of related projects) or $1,000,000 in the aggregate;

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adopt a plan of complete or partial liquidation, dissolution, Business Combination, consolidation, restructuring, recapitalization or other reorganization;

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voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a Shapeways material contract or Shapeways benefit in existence at the date of the Merger Agreement or entered into in the ordinary course of business;

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enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Shapeways;

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take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

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except as otherwise required by the Merger Agreement, enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

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authorize or agree to do any of the foregoing actions.

Additionally, under the Merger Agreement, during the Interim Period, Galileo has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless Shapeways otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by Shapeways (which consent will not be unreasonably withheld, conditioned or delayed):
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amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

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authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than certain issuances of securities of Galileo in accordance with the terms of such securities, in connection with a PIPE Investment, or undertaken with the consent of Shapeways, or engage in any hedging transaction with a third Person with respect to such securities;

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split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

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incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) other than obligations under the HSR Fee Loan, in any, in excess of $500,000 individually or $1,000,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that Galileo shall not be prevented from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the merger and the other transactions contemplated by the Merger Agreement (including any PIPE Investment and the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000, or Galileo’s responsibility for costs and expenses required for filings pursuant to antitrust laws, as applicable);

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make or rescind any material election relating to material taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting, in each case except as required by applicable law or in compliance with GAAP;

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amend, waive or otherwise change the trust agreement in any manner adverse to Galileo;

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terminate, waive or assign any material right under any Galileo material contract;

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fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

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establish any subsidiary or enter into any new line of business;

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fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

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revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Galileo’s outside auditors;

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waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Galileo or its subsidiary) not in excess of $500,000 individually or $1,000,000 in the aggregate;

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acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

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make capital expenditures in excess of $500,000 individually for any project (or set of related projects) or $1,000,000 in the aggregate (excluding for the avoidance of doubt, incurring any expenses);

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adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

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voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a contract in existence as of the date of the Merger Agreement or entered into in the ordinary course of business;

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enter into any agreement, understanding or arrangement with respect to the voting of Galileo securities;

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take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement; or

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authorize or agree to do any of the foregoing actions.

Additional Covenants and Agreements
The parties have agreed to additional covenants under the Merger Agreement and in connection with the Business Combination, including, among others:
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Each of Shapeways and Galileo will allow the other party reasonable access to their own assets, employees, books and records, and other reasonably requested information and books, subject to certain confidentiality restrictions;

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During the Interim Period, within thirty calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, Shapeways will deliver to Galileo an unaudited consolidated income statement and an unaudited consolidated balance sheet of Shapeways and its subsidiaries for the period from March 31, 2021 through the end of such calendar month, quarterly period or fiscal year;
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During the Interim Period, notification of any event that would reasonably be expected to cause the closing conditions to be unfulfilled or materially delayed;

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Shapeways and Galileo will make all necessary filings or applications under the antitrust laws;

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Galileo will cause the Trust Account to be disbursed after the Closing;

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Shapeways will not trade in any securities of Galileo in violation of applicable law;

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During the Interim Period, Galileo will keep current and timely file all of its public filings with the SEC and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Galileo units, the Galileo Ordinary Shares and the Galileo Public Warrants (each as defined in the Merger Agreement) on NYSE;

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Galileo will use its commercially reasonable best efforts to satisfy the conditions of the PIPE Investors’ closing obligations contained in the subscription agreements, and consummate the transactions contemplated therein; and

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Shapeways also agreed to enter into Employment Agreements with each Key Employee as promptly as practicable after the date of the Merger Agreement, but in any event prior to the effectiveness of the Registration Statement, each of which will become effective not later than the Closing.

Conditions to Closing
The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Galileo and Shapeways; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) no law or order preventing the Transaction; (iv) the Registration Statement having been declared effective by the SEC; (v) the satisfaction of the $5,000,001 minimum net tangible asset test by Galileo; (vi) approval of the Common Stock for listing on NYSE; (vii) consummation of the Domestication; and (viii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement.
In addition, unless waived by Shapeways, the obligations of Shapeways to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Galileo of customary certificates and other Closing deliverables: (i) the representations and warranties of Galileo being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Galileo having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Galileo since the date of the Merger Agreement which is continuing and uncured; (iv) Galileo having, at the Closing, at least $100,000,000 in cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of Galileo’s expenses and liabilities due at the Closing; (v) execution of the Escrow Agreement; (vi) execution of the Registration Rights Agreement, (vii) the Founder Registration Rights Agreement having been amended and (viii) the Sponsor having forfeited the shares set forth in the Sponsor Forfeiture Letter in accordance with its terms.
Unless waived by Galileo, the obligations of Galileo and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Shapeways of customary certificates and other Closing deliverables: (i) the representations and warranties of Shapeways being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Shapeways having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Shapeways and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; (iv) receipt of a certified copy of Shapeways’ certificate of incorporation; (v) execution of Employment Agreements by each applicable Key Employee; (vi) execution of the Escrow Agreement; (vii) receipt of transmittal documents from holders of Shapeways warrants; (viii) resignations of the directors and officers of Shapeways as requested by Galileo; (ix) the Lock-Up Agreements being in full force and effect as of the Closing; and (x) termination of certain agreements between Shapeways and its stockholders.
Termination
The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Galileo and Shapeways; (ii) by either Galileo or Shapeways if any of the conditions to Closing have not been satisfied or waived by August 31, 2021 (with such date being subject to an extension of up to three months in the event Galileo obtains an extension of the deadline by which it must complete its business combination pursuant to its organizational documents); (iii) by either Galileo or Shapeways if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Galileo or Shapeways in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by Galileo if there has been a Material Adverse Effect on Shapeways and its subsidiaries following the date of the Merger Agreement that remains uncured for at least 20 days after written notice; (vi) by either Galileo or Shapeways if the shareholders of Galileo do not approve the Merger Agreement and the Transaction at an extraordinary general meeting held by Galileo; and (vii) by either Galileo or Shapeways if Shapeways holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Transaction and such approval is not obtained.
If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees.
Trust Account Waiver
Shapeways and Merger Sub each agreed that they and their affiliates will not have any right, title, interest of any kind in or to any monies in Galileo’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.
Purchaser Representative and Seller Representative
The Sponsor is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Galileo’s shareholders after the Closing (other than the Shapeways Securityholders) with respect to certain post-Closing matters under the Merger Agreement and ancillary documents. Fortis Advisors LLC is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the Shapeways Stockholders with respect to certain post-Closing matters under the Merger Agreement and ancillary documents.
Governing Law
The Merger Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof).
Related Agreements
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger

Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Galileo’s shareholders and other interested parties are urged to read such Related Agreements in their entirety.
Voting Agreements
Simultaneously with the execution and delivery of the Merger Agreement, Galileo and Shapeways have entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of Shapeways required to approve the Transactions. Under the Voting Agreements, each Shapeways Stockholder party thereto agreed to vote all of such shareholder’s shares of Shapeways in favor of the Merger Agreement and the Transaction and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction and the other matters to be submitted to the Shapeways Stockholders for approval in connection with the Transaction, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to Galileo to vote such Shapeways shares accordingly (subject to the condition that this Registration Statement has been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Transaction as set forth in the Voting Agreements shall take effect from the date such agreements are executed). The Voting Agreements prevent transfers of the Shapeways shares held by the Shapeways shareholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.
Lock-Up Agreements
Simultaneously with the execution and delivery of the Merger Agreement, certain shareholders of Shapeways entered into Lock-Up Agreements with Galileo. Pursuant to the Lock-Up Agreements, each Shapeways shareholder party thereto agreed not to, during the period commencing from the Closing and ending 180 days after the Closing (subject to early release if Shapeways consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Galileo restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Galileo restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Galileo restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).
Non-Competition Agreement
Simultaneously with the execution and delivery of the Merger Agreement, Greg Kress, CEO of Shapeways, entered into the Non-Competition Agreement in favor Shapeways and Galileo and their respective present and future successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Under the Non-Competition Agreement, pursuant to which Mr. Kress agrees not to compete with Galileo, Shapeways and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.
Sponsor Forfeiture Letter
Simultaneously with the execution and delivery of the Merger Agreement, Galileo and the Sponsor entered into a letter agreement pursuant to which the Sponsor agreed to forfeit 690,000 of the Galileo ordinary shares initially purchased by the Sponsor in a private placement prior to Galileo’s initial public offering, contingent upon the Closing.
PIPE Investment
Simultaneously with the execution of the Merger Agreement, Galileo and Shapeways entered into Subscription Agreements with PIPE Investors for an aggregate for 7,500,000 shares of Galileo’s common stock, par value $0.0001 per share, at a price of $10.00 per share, for an aggregate of $75,000,000, in a private placement to be consummated simultaneously with the closing of the Transaction. The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Galileo’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). In addition, Shapeways granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.
Registration Rights Agreement
In connection with the Closing, certain Shapeways Stockholders who will be affiliates of Galileo immediately after the Closing will enter into the Registration Rights Agreement to provide such Shapeways Stockholders with registration rights that are substantially similar in all material respects to, and pari passu with, the registration rights of the Sponsor and EBC pursuant that that certain Founder Registration Rights Agreement, dated as of October 17, 2019, by and among the Purchaser, the Sponsor and EBC.
Founder Registration Rights Agreement Amendment
In connection with the Closing, Galileo, the Sponsor and EBC shall enter into an amendment (the “Founder Registration Rights Amendment”), to the Registration Rights Agreement, dated as of October 17, 2019, by and among the Purchaser, the Sponsor and EBC reflecting that the registration rights of the Sponsor and EBC thereunder will be pari passu with the registration rights provided to applicable Shapeways Stockholders under the Registration Rights Agreement.
Interests of Galileo’s Directors and Officers and Others in the Business Combination
In considering the recommendation of Galileo’s Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, Galileo’s initial shareholders, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Galileo’s other shareholders generally. Galileo’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Galileo’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
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the fact that the Sponsor paid an aggregate of $25,000 for the Sponsor Shares which (to the extent not forfeited pursuant to the terms of the Sponsor Forfeiture Letter) will have a significantly higher value at the time of the Business Combination, if it is consummated;

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the fact that designees of EBC own 150,000 ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, and 548,000 Private Warrants, purchased by EBC at a price of $1.00 per Private Warrant. If Galileo consummates the Business Combination, the Representative Shares, and the shares that issuable pursuant to the Private Warrants, will have a significantly higher value at the time of the Business Combination. However, if Galileo does not consummate Business Combination or another business combination by October 22, 2021, and Galileo is therefore required to be liquidated, these securities may be worthless.

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the fact that, pursuant to the Business Combination Marketing Agreement entered into by Galileo and EBC in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000 (up to 25% of which may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination) (the “EBC Transaction Fee”), will be payable to EBC and EBC will also be reimbursed for reasonable costs and expenses associated with services performed in connection with the IPO, up to an aggregate amount of $20,000. Accordingly, EBC has an interest in Galileo completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, EBC will receive the EBC Transaction Fee or have these expenses reimbursed;

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the fact that the Private Warrants purchased by the Sponsor and by EBC and the Sponsor Warrant (assuming the conversion of the Sponsor Note at Closing) will be worthless if Galileo does not consummate a business combination

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the fact that if the Trust Account is liquidated, including in the event Galileo is unable to complete an initial business combination by October 22, 2021, the Sponsor has agreed to indemnify Galileo to the extent necessary to preserve the Funds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to Galileo, reduce the amount of funds in the Trust Account to below $10.00 per public share, except as to any claims by a vendor or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Galileo’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that Galileo’s initial shareholders and the Sponsor have waived their rights to receive distributions from the Trust Account with respect to their Insider Shares upon Galileo’s liquidation if Galileo is unable to consummate its initial business combination;

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the fact that unless Galileo consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account);

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the fact that, in connection with the anticipated appointment of Alberto Recchi and Patrick S. Jones, two of Galileo’s directors, as directors of the Company after the consummation of the Business Combination, Messrs. Recchi and Jones in the future they will receive any cash fees, stock options or stock awards that the Board determines to pay to such directors.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Galileo or its securities, Galileo’s initial shareholders, Shapeways and/or their respective affiliates may purchase Public Shares from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such securities purchases and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of Galileo’s Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on outstanding Galileo Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this joint proxy statement/consent solicitation statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Galileo will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of Galileo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of the Galileo and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals.

Exchange Listing
Galileo’s units, ordinary shares and warrants are traded on the NYSE under the symbols “GLEO.U,” “GLEO”, and “GLEO WS”, respectively. At the Closing of the Business Combination, Galileo’s units will separate into their component shares so that the units will no longer trade separately. Galileo intends to apply to continue the listing of its Common Stock and warrants on the NYSE under the symbols “SHPW” and “SHPW WS,” respectively, upon the Closing.
Background of the Business Combination
Galileo is a Cayman Islands exempted company structured as a blank check company which was incorporated on July 30, 2019 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to entering into the Merger Agreement, Galileo conducted a thorough search for a potential business combination transaction, drawing upon, among other things, the extensive network and investing and operating experience of Galileo’s management team, the members of the Galileo Board and input from Galileo’s strategic advisors. The terms of the proposed business combination with Shapeways were the result of thorough negotiations between the representatives of Galileo and Shapeways, as further described below.
Prior to the consummation of the IPO, neither Galileo, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with Shapeways. The following is a brief description of the background of the negotiations, the Business Combination and related transactions.
From the date of its IPO through the date of the execution of the Merger Agreement, Galileo’s management and the Galileo Board evaluated and considered a number of potential target companies as candidates for a possible business combination transaction. Representatives of Galileo contacted and were contacted by a number of individuals and entities who offered to present potential acquisition opportunities to Galileo across a variety of business sectors, mostly based in either Western Europe or North America. Galileo and its advisors compiled a list of high priority potential targets and updated and supplemented such list from time to time. This list of potential opportunities was periodically shared with, and reviewed in detail by, the Galileo Board.
During that period, Galileo and representatives of Galileo:
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Identified and evaluated over 200 potential acquisition target companies;

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Participated in in-person or telephonic discussions with representatives of more than 100 potential acquisition targets; and

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Signed more than fifteen non-disclosure agreements and provided initial non-binding indications of interest to representatives of approximately five potential acquisition targets (other than Shapeways).

Galileo reviewed the potential acquisition opportunities based on criteria that were the same or similar to the criteria that the Galileo Board used in evaluating the potential Business Combination with Shapeways (as discussed below), which included, among other criteria, the markets in which potential target companies operate and their competitive positions and “track records” within such markets, the experience of the potential target companies’ management teams and the potential for revenue and earnings growth and strong free cash flow generation. Galileo focused on sectors and companies that its management believed would benefit from being a publicly traded company on a stock exchange in the United States.
Description of negotiation process with candidates other than Shapeways
Following the completion of the IPO in October 2019, representatives of Galileo engaged in extensive discussions with a number of financial advisors, consulting firms and companies, mostly based in the United States, Italy, Germany and the United Kingdom, with respect to potential acquisition opportunities. Management initially focused Galileo’s search on targets operating in the consumer, retail, food and beverage, fashion and luxury, specialty industrial, technology or healthcare sectors which are headquartered in Western Europe and have significant North American exports and clearly defined North American high growth strategies, with an emphasis on family-owned businesses, portfolio companies of private equity and venture capital funds and corporate “spin-offs”.

On January 8, 2020, Luca Giacometti, the Chief Executive Officer of Galileo, held a conference call with a U.K based private equity fund regarding one of its portfolio companies, Company A, an international sailmaker and sports apparel manufacturer headquartered in the United States with operations in Italy, to discuss the possibility of engaging in a possible business combination transaction, which would result in the combined company being listed on the NYSE. On January 13, 2020, Alberto Recchi, the Chief Financial Officer of Galileo, met in New York City with the Chief Executive Officer of Company A to discuss the prospects of a listing on the NYSE and to learn more about the strategy and growth prospects of Company A’s business. On January 14, 2020, Company A shared a management presentation with Galileo. On January 28, 2020, Mr. Recchi and Alberto Pontonio, a member of the board of Galileo, held a conference call with Company A’s Chief Financial Officer and certain members of the U.K. based private equity fund to discuss a financial model which outlined the mechanics of engaging in a business combination transaction with a special purpose acquisition company (a “SPAC”). On February 4, 2020, members of the U.K. based private equity fund, the Chief Executive Officer of Company A and Galileo’s management team held a conference call to discuss the valuation of Company A and a potential deal structure. The next day, Mr. Recchi forwarded to members of the private equity fund and the Chief Executive Officer of Company A, a financial model with revised valuation assumptions and a draft of an initial non-binding indication of interest. On February 24, 2020, Mr. Recchi forwarded additional materials to Company A describing alternative merger structures, the due diligence requirements and the financial reporting requirements to be listed on the NYSE. The U.K. based private equity fund and Company A’s management team ultimately decided not to pursue a business combination transaction with Galileo, as they determined that Company A was not yet ready to become listed on the NYSE.
On January 27, 2020, Mr. Giacometti held a meeting with the founder of Company B, a software developer company based in Italy and the United States. On February 7, 2020, Mr. Giacometti met again with the founder of Company B and with the Chief Operating Officer of Company B to discuss the financial, accounting and other requirements applicable to U.S. public companies whose securities are listed on the NYSE and to present a financial model outlining the mechanics of a possible business combination with a SPAC, as well as preliminary valuation considerations relevant to Company B. On February 17, 2020, Mr. Giacometti and Mr. Recchi met in person, in Italy, with the founder of Company B and Mr. Pontonio also participated in the meeting by telephone. At the meeting, the Chief Executive Officer of Company B shared a management presentation which was followed by a question and answer session. On February 27, 2020, Mr. Giacometti submitted a draft of an initial non-binding indication of interest to Company B’s founder and its legal counsel. On March 11, 2020, the Chief Operating Officer of Company B sent an updated business plan to Galileo and on April 2, 2020, Mr. Recchi sent Company B a due diligence request list. On April 21, 2020, Galileo was given access to a virtual dataroom containing information about Company B. Galileo continued to conduct due diligence on Company B throughout the month of May, as the Company was in the process of re-auditing its financial statements in accordance with U.S. PCAOB standards. It was subsequently determined by Company B that it would not be possible to effect a business combination with Galileo within the time period during which Company B indicated that it would need to engage in a transaction and therefore the transaction was abandoned.
On January 17, 2020, Mr. Giacometti met in Italy with the co-founder of Company C, a U.S. based research company with operations in France, which was formed to develop a futuristic transportation system. The purpose of the meeting was to discuss a potential business combination transaction with Galileo and the listing of Company C on the NYSE. On February 11, 2020, a conference call was held between Galileo’s management team and the Chief Executive Officer and the Chief Strategy Officer of Company C to continue discussions regarding a possible merger with Galileo. On February 25, 2020, Company C and Galileo entered into a non-disclosure agreement. On the same day, Mr. Recchi provided additional materials to Company C which described possible structures for a potential transaction between the parties, the due diligence process and the financial reporting requirements applicable to U.S. public companies, including for compliance with NYSE listing standards. On February 26, 2020, Galileo’s management team was given access to a virtual dataroom containing information about Company C. Between March 2020 and May 2020 Galileo conducted due diligence on Company C. On April 21, 2020, Galileo sent a draft of an initial non-binding indication of interest to Company C. Conversations between Galileo and Company C continued until the end of June 2020, when Galileo sent Company C’s board of directors a written non-binding proposal outlining the prerequisites that Company C would need to fulfill in order for Galileo to consider proceeding with a possible business combination transaction with Company C. Company C’s board of directors did not formally respond to Galileo’s proposal and discussions about a possible transaction with Company C were therefore abandoned in July 2020.
In early May 2020, EBC, in its capacity as Galileo’s managing underwriter and pursuant to the Business Combination Marketing Agreement, introduced Galileo’s management team to the financial advisors of Company D, a leading waste management and environmental services business based in the Middle East. Company D had been evaluating a direct listing on the London Stock Exchange and a potential listing on the NYSE through a transaction with a SPAC. On May 28, 2020, Company D entered into a non-disclosure agreement with Galileo. On June 7, 2020, Mr. Recchi and Mr. Pontonio held a conference call with representatives of EBC (who had spoken with Company D’s financial advisors the previous day) to discuss valuation expectations and a potential timetable for a transaction with Company D. On July 6, 2020, Company D provided an updated business plan to Galileo and the parties held a conference call on July 7, 2020 to discuss the business plan with Company D’s Chief Financial Officer. On July 20, 2020, Galileo submitted a revised financial model with preliminary valuation considerations, an indicative transaction timetable, a list of prerequisites for compliance with NYSE listing requirements and a draft of an initial non-binding indication of interest. During July 2020 and August 2020, Galileo continued its financial and accounting due diligence on Company D. As part of its due diligence efforts, Galileo considered, among other factors, potential risks associated with operating in the waste management industry and environmental services sectors, including, but not limited to, regulatory, environmental and health and safety risks. As Company D operates in the United Arab Emirates and other emerging markets, in its evaluation, Galileo considered the possible economic and business risks associated with operating businesses in emerging markets, including risks related to cultural differences in employment and business practices, compliance risks, economic and government instability, currency fluctuations, and the imposition of foreign exchange and capital controls. While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on competitive position, results of operations, cash flows or financial condition. Taking into account Galileo’s management team’s perceptions of market conditions at that time, Galileo subsequently decided to abandon the potential transaction with Company D to focus on potential business combinations with targets operating in different industries and geographic areas other than the industry and areas in which Company D operates.
On July 27, 2020, a partner at a Milan, Italy-based law firm organized a conference call to facilitate an introduction between the Chairman and Vice Chairman of Company E, a global talent media company and Mr. Giacometti. The purpose of the call was to discuss a possible business combination transaction between Company E and Galileo. Subsequently, on July 31, 2020, a conference call was held with Mr. Giacometti, Mr. Recchi and Mr. Pontonio from Galileo, and the Chairman and Vice Chairman of Company E. During the conference call the Chairman of Company E discussed with Galileo the potential merits of Company E engaging in a transaction with a SPAC, following which the combined company would be listed on the NYSE. The Chairman of Company E noted that a transaction with a SPAC and listing on the NYSE could potentially align well with Company E’s goals and asked Galileo’s management team to schedule an introductory meeting between Mr. Recchi and Company E’s Chief Executive Officer at Company E’s headquarters in New York City. On August 3, 2020, Company E and Galileo entered into a non-disclosure agreement, following which Company E provided Galileo’s management with certain due diligence and financial information about Company E; access to a virtual dataroom was also provided to representatives of Galileo. On August 5, 2020, Mr. Recchi met with Company E’s CEO, Chief Financial Officer and COO at Company E’s headquarters; Mr. Pontonio also participated to the meeting by teleconference. Mr. Recchi and Mr. Pontonio attended a management presentation and also discussed Company E’s need to obtain PCAOB audited financial statements prepared in accordance with U.S. GAAP and how the timing of delivery of such audited financial statements could impact the overall timeline for a potential transaction between Company E and Galileo. Between August 6, 2020 and August 26, 2020, a number of telephonic meetings were held to discuss, among other things, Company E’s business plan, general due diligence items and the anticipated process for negotiating and entering into prospective agreements with investors in a private placement investment process. On August 9, 2020 Galileo presented Company E with a proposed letter of intent. Following several rounds of negotiations with Company E’s Chairman and CEO, the Galileo Board approved entering into the letter of intent by unanimous written consent on August 27, 2020, following which the parties commenced negotiation of the terms of definitive agreements related to a potential business combination. Ultimately, the parties could not reach agreement on certain key terms and mutually agreed to abandon discussions concerning a potential transaction.
Description of negotiation process with Shapeways
From time to time, Shapeways’ management team and board of directors (the “Shapeways Board”) reviewed and evaluated potential strategic opportunities and alternatives with a view to enhancing stockholder value and accelerating its growth. Such opportunities and alternatives included, among other things, private financing transactions, capital markets transactions and possible business combination transactions. In February 2020, representatives of Shapeways engaged Stifel, Nicolaus & Company, Incorporated (“Stifel”) to serve as its financial advisor in connection with this review and evaluation.
At the meeting of the Shapeways Board on July 27, 2020, Shapeways management and Stifel presented certain strategic alternatives for the consideration of the Shapeways Board, including the possibility of pursuing a business combination transaction with a SPAC. Following this meeting, Shapeways management worked with Stifel to commence an active search for prospective SPAC counterparties. The Shapeways management team and Stifel considered numerous potential SPAC counterparties and narrowed the list down to approximately thirty one attractive counterparties. After discussion with Stifel and Shapeways’ board of directors, the Shapeways management team further narrowed the list to ten potential SPAC counterparties that had good reputations, strong industry knowledge, and/or technology or manufacturing backgrounds. Between December 4, 2020, and December 21, 2020, the Shapeways management team and Stifel made management presentations describing Shapeways’ operations, relevant industry trends, the market for the products Shapeways sells, and an overview of Shapeways’ business plan to ten prospective SPAC counterparties. On December 16, 2020, representatives of Stifel, on behalf of Shapeways, distributed a bid process letter to nine of these potential SPAC counterparties to assess whether they were interested in a potential business combination with Shapeways.
On December 10, 2020, representatives from Stifel, on behalf of Shapeways, contacted Galileo about a potential target operating in the additive manufacturing 3D printing industry, which was interested in potentially engaging in a business combination transaction with a SPAC.
On December 16, 2020, Mr. Giacometti, Mr. Recchi and Mr. Pontonio received an executive summary from Stifel on Shapeways as well as a bid process letter and, on the same day, Galileo and Shapeways entered into a non-disclosure agreement. A management presentation was scheduled for December 18, 2020.
On December 18, 2020, representatives from Galileo attended a management presentation also attended by representatives from Stifel, during which Mr. Gregory Kress, CEO of Shapeways, and Ms. Jennifer Walsh, Chief Financial Officer of Shapeways, described Shapeways’ operations, relevant industry trends and the market for the products Shapeways sells, in addition to giving an overview of the business plan. The presentation was followed by a questions and answers session. On the same day, Stifel provided representatives of Galileo with access to a virtual dataroom containing certain detailed financial and legal materials of Shapeways and asked Galileo to submit a preliminary written, non-binding indication of interest by December 22, 2020. From the end of February until April 28, 2021 (the date on which the Merger Agreement was signed), various representatives of each of Galileo, Galileo’s US legal counsel, Ellenoff Grossman & Schole LLP (“EGS”), and Dutch legal counsel, Houthoff, conducted due diligence of Shapeways through document review and numerous telephonic conferences with representatives of Shapeways, including Shapeways’ legal counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson”) and Stifel. During this period, the virtual dataroom was periodically updated with additional documentation.
Between December 18, 2020 and December 22, 2020, Galileo engaged in several calls with Stifel to discuss the opportunity and answer initial due diligence questions posed by representatives of Galileo, including timing for Shapeways to obtain PCAOB-audited financial statements for FY2019 and FY2020. Publicly available research reports and research analysts’ views on Shapeways’ public comparable companies in the additive manufacturing sector, including, but not limited to, Desktop Metal, Inc., Proto Labs, Inc. and Materialise NV were also reviewed and discussed. On December 22, 2020, Galileo submitted to Stifel a non-binding indication of interest related to a potential business combination with Shapeways.

On December 29, 2020, Mr. Giacometti, Mr. Recchi and Mr. Pontonio had a telephone call with representatives from Stifel to discuss the initial feedback from the Shapeways’ Board regarding Galileo’s indication of interest letter, in addition to general commercial terms of the potential transaction, including the expectation of raising a PIPE of approximately $100 million. A detailed financial model walk-through was also scheduled for January 6, 2021.
On January 6, 2021, Mr. Giacometti, Mr. Recchi and Mr. Pontonio had a call with the CEO and Chief Financial Officer of Shapeways and representatives from Stifel to discuss the forecasting methodology and monetization strategy used to build Shapeways’ financial model, and capital requirements needed to support the company’s projected growth. The discussion focused around Shapeways’ five-year forecast including the assumptions around a cohort revenue build-up model which assumed no growth from new acquisitions. The potential composition of a post-closing board of directors, timing for Shapeways to obtain the PCAOB audits, and general due diligence questions, stemming from a review of the virtual dataroom by representatives of Galileo, were also discussed.
On January 7, 2021, Mr. Recchi visited Shapeways’ manufacturing facility in Long Island City, New York, where he met with Shapeways’ CEO, Mr. Kress, Mr. Miko Levy, Chief Revenue Officer of Shapeways and representatives of Stifel. Mr. Kress and Mr. Levy provided Mr. Recchi with a full software product demo and a manufacturing site tour. In addition, an overview of the manufacturing site in Europe, situated in Eindhoven, in the Netherlands, was provided in detail via a video presentation.
On January 13, 2021, another conference call was arranged to discuss Shapeways’ financial model and address questions from the Galileo management team about the assumptions underlying the projected financial information presented to Galileo by Shapeways. On January 15, 2021, Galileo submitted a revised indication of interest to Shapeways, along with a draft Letter of Intent (“LOI”) with a proposed schedule of transaction sources and uses based on information provided by Shapeways. On January 21, 2021, a conference call between Galileo and Stifel was arranged to address Shapeways’ feedback on Galileo’s proposed LOI and address further due diligence requests posed by Galileo. On January 27, 2021, the Shapeways Board held a special telephonic meeting to discuss the draft LOI. Also on January 27, 2021, representatives of Galileo had a conference call with Stifel’s research analyst, Ms. Noelle Dilts. Ms. Dilts provided an overview of her outlook of the 3D printing/additive manufacturing sector, including growth opportunities and new technologies. A handful of publicly traded companies in this sector, for which Ms. Dilts had initiated coverage, were also discussed, including 3D Systems Corporation, The ExOne Co. and Stratasys Ltd.
On February 1, 2021, a conference call was held between representatives of Stifel and Galileo. Due diligence questions posed by Galileo were addressed and certain commercial terms in the LOI were discussed. An update on Shapeways’ audit review process was also provided. On February 9, 2021, a conference call was held between representatives of Galileo and representatives of Stifel to discuss certain outstanding commercial terms in the LOI. A private placement of Common Stock (the “PIPE Investment”), eventually culminating in the PIPE Investment described elsewhere in this joint proxy statement/consent solicitation statement/prospectus to be arranged, negotiated and documented, alongside the negotiation and documentation of the potential business combination transaction between Galileo and Shapeways, was also discussed. The telephonic conference included a discussion of strategic approaches to the PIPE Investment, process, and the possible base of investors that might have an interest in participating in the PIPE Investment.
Between January 15, 2021 and February 11, 2021, the parties negotiated the terms of the LOI. The negotiations between Galileo and Shapeways included discussion of the following items: (i) the length and scope of the exclusivity period (ultimately, the parties agreed upon an exclusivity period of 30 days, to be automatically extended for an additional 30-day period provided good faith negotiations between the parties were on-going and provided that Galileo could not be restricted from conversations with other potential business combination counterparties during the due diligence and negotiation process); (ii) the structure and amount of the portion of the Merger Consideration that would be subject to certain earn-out terms and conditions during a period after the Closing; (iii) the reduction, if any, of the number of securities of the Combined Company held by the Sponsor and its affiliates (with the Sponsor ultimately agreeing to forfeit 690,000 Sponsor Shares, contingent upon the Closing); (iv) a pre-money equity valuation of Shapeways of $845 million, which was agreed by the parties (after taking into account the trading prices and valuations of public comparable companies to Shapeways at the time of execution of the LOI) and (v) Galileo’s intention to pursue a private placement of equity to occur simultaneously with the business combination, with the parties ultimately agreeing in the LOI that the definitive agreement would require, as a closing condition, that Galileo have cash and cash equivalents at the Closing at least equal to the total commitments to the PIPE transaction, including the PIPE proceeds and funds remaining in the Trust Account after any redemptions by Public Shareholders, but prior to payment of transaction expenses and other liabilities due in connection with the Closing.
On February 11, 2021, the Shapeways Board held a special telephonic board meeting, during which the Shapeways management team presented an update on Shapeways’ search for a prospective SPAC counterparty, including the status and outcome of management’s ongoing outreach to and discussions with other potential SPAC counterparties and the status of negotiations with Galileo. At the February 11, 2021, meeting of the Shapeways Board, the Shapeways Board determined that it was in the best interests of Shapeways and its stockholders to enter into the LOI with Galileo and negotiate exclusively with Galileo on terms of a definitive agreement with respect to a business combination with Galileo. Subsequently on February 11, 2021, the LOI was executed by both Shapeways and Galileo.
On February 12, 2021, Mr. Recchi and Mr. Pontonio had a call with Mr. Josh Wolfe, founder of Lux Capital, a significant shareholder in Shapeways, and director of Shapeways to compare views around the strategic approaches to the PIPE Investment. The engagement of one or more placement agents to lead discussions with prospective PIPE Investors in the PIPE Investment was also discussed and agreed.
On February 15, 2021, Mr. Kress and Ms. Walsh conducted a dry-run of a “roadshow presentation” intended to be presented to prospective investors in the PIPE Investment with representatives from Stifel and Galileo. On the same day, Mr. Recchi and Mr. Kress met in person in NYC to discuss certain due diligence items, as well as the possible composition of the board of directors following consummation of the Business Combination and PIPE Investment strategy.
On February 16, 2021, representatives of EGS and Gunderson held a telephonic meeting to discuss the potential business combination, including timeline and structure.
On February 23, 2021, Galileo formally engaged Stifel to act as its exclusive placement agent with respect to the PIPE Investment. On February 24, 2021, another call between representatives of Galileo and Ms. Dilts was held. Ms. Dilts provided a general update on the 3D printing and additive manufacturing sector and answered a handful of due diligence questions posed by representatives of Galileo on the industry and sector growth prospects.
On March 1, 2021 Stifel, in its capacity as placement agent, formally launched the marketing process related to the PIPE Investment. This included meetings designed as “banking and research teach-ins” with Stifel’s institutional sales force. The banking “teach-in” included a management presentation delivered by Mr. Kress and Ms. Walsh. Meetings with prospective PIPE Investors began on March 3, 2021; during the following three weeks, a total of 55 meetings with prospective investors were held. On March 12, March 16 and March 23, 2021, Stifel hosted townhall meetings during which Mr. Kress provided a demonstration of the features and capabilities of the software that Shapeways uses to manage its end-to end digital manufacturing process.
On March 10, 2021, EGS sent Gunderson an initial draft of the proposed Merger Agreement, to which Gunderson responded with a proposed revised draft on March 21, 2021. Gunderson and EGS discussed various elements of the proposed revised draft of the Merger Agreement during a telephonic meeting on March 31, 2021, including, but not limited to, (i) the aggregate Merger Consideration and the portion of the Merger Consideration subject to the Earnout Terms (as defined below) (taking into account input from their respective financial advisors reflecting feedback from prospective subscribers in the PIPE Investment (as further described below), the parties ultimately agreed to lower the Merger Consideration from the amount reflected in the LOI to $406,000,000, with shares of Common Stock representing 10% of the Merger Consideration to be subject to the post-Closing Earnout Terms), (ii) the structure of consideration payable to Shapeways Securityholders and the extent to which such consideration would be subject to the Earnout Terms (the parties eventually agreed that all Shapeways Securityholders would be entitled to receive a pro rata portion of the Earnout Consideration), (iii) the scope of representations and warranties (in addition to being provided written diligence responses, Galileo and its counsel carried out detailed discussions with Shapeways management and counsel concerning Shapeways’ proposed representations and warranties), (iv) a “minimum cash condition” that must be satisfied by Galileo immediately prior to the Closing, waivable by Shapeways, which Galileo and Shapeways ultimately agreed will be $100 million, inclusive of funds remaining in the Trust Account (after redemptions) and the proceeds from the PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid expenses or liabilities, provided that, prior to the Closing, Galileo may, but is not required to, enter into additional Subscription Agreements with PIPE investors, subject to the terms of the Merger Agreement and (v) indemnification rights (although the parties had agreed on limited indemnification protections under the terms of the LOI, Galileo ultimately agreed to transaction terms under which neither party is indemnified for breaches of representations or warranties). EGS and Gunderson continued to negotiate the terms and conditions of the Merger Agreement and the Ancillary Agreements throughout the month of April (through April 28, 2021), while EGS and Galileo also continued due diligence efforts. Between April 5 and April 7, 2021, EGS, Gunderson, Shapeways management and Shapeways intellectual property counsel participated in virtual and telephonic due diligence meetings related to benefits, tax and intellectual property matters.
On March 17, 2021, Mr. Kress, Ms. Walsh and representatives of Stifel participated in a telephonic conference with Mr. Rick Fulop, the chief executive officer of Desktop Metal, to discuss the potential for a strategic commercial partnership between Shapeways and Desktop Metal in connection with the potential business combination between Shapeways and Galileo. Between March 17, 2021, and March 26, 2021, representatives of Shapeways and Stifel spoke to Mr. Fulop by phone and corresponded with him and certain other representatives of Desktop Metal by email to discuss potential terms of such a strategic partnership. On March 26, 2021, Shapeways and Desktop Metal entered into a memorandum of understanding to establish a multi-year strategic commercial partnership. Through this strategic partnership Shapeways expects to:
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Expand upon the long-standing relationship between Shapeways and EnvisionTEC. EnvisionTEC, a leading global provider of volume production photopolymer 3D printing solutions for end-use parts, operates as a wholly owned subsidiary of Desktop Metal;

•
Accelerate the capabilities and penetration in the industrial metal additive manufacturing market.

Desktop Metal subsequently entered into a Subscription Agreement (as further described below) related to a commitment to purchase PIPE Shares in the PIPE Investment.
Between late March 2021 and April 28, 2021, Stifel engaged in discussions with prospective PIPE Investors about the terms of, and possible commitments to, the PIPE Investment. Among the terms discussed with prospective PIPE Investors were the valuation of Shapeways, the structure and certain terms of the proposed business combination, and the treatment of Founder Shares of Galileo in connection with the proposed Business Combination. As a result of these discussions, taking into account feedback from prospective PIPE investors and market conditions in late April 2021, including the trading prices and valuations of Shapeways’ public comparable companies (as further described under the heading titled “Comparable Company Considerations” below), and the downward revisions to those valuations since February 2021, Galileo and Shapeways agreed that the Merger Consideration to be delivered to the Shapeways Securityholders at the Closing, subject to and in accordance with the terms of the Merger Agreement, would be $406 million. Based upon feedback from prospective PIPE Investors, relayed to Galileo by Stifel, the valuation of Shapeways was ultimately validated and, in order to reduce the potential dilutive effect of their interests on the Company’s outstanding common stock following the potential Business Combination, Galileo’s initial shareholders agreed to forfeit 690,000 Founders Shares, at and contingent upon the Closing. Following the discussions with and input from PIPE Investors expressing interest in the PIPE Investment, a form of subscription agreement for the PIPE Investment was presented to all prospective PIPE Investors on April 23, 2021, with the request to receive executed subscription agreements (collectively, the “Subscription Agreements”) by close of business on April 26, 2021. Between April 23, 2021 and April 26, 2021, Gunderson and EGS continued to negotiate the terms of the Subscription Agreements with the prospective investors in the PIPE Investment and their respective counsel. Stifel finalized proposed allocations with the prospective PIPE investors on the evening of April 27, 2021.
On April 6, 2021, EGS distributed a revised draft Merger Agreement to Gunderson and EGS and Gunderson continued to exchange drafts of the Merger Agreement and Ancillary Agreements throughout the month of April, until April 28, 2021. EGS and Gunderson held numerous telephonic meetings during this time and exchanged checklists tracking open items related to the Merger Agreement and Ancillary

Agreements. The parties and their legal counsel negotiated and discussed, among other issues, the terms and timing for execution and delivery of Ancillary Agreements, the application of the Earnout Terms to the consideration to be delivered to the Shapeways Securityholders at the Closing and the Merger Agreement representations and warranties and conditions to the Closing.
Between April 22 and April 27, 2021, the Galileo Board held five virtual and telephonic meetings, the physical location of which was the business address of Galileo, to review the final terms of the Merger Agreement and Ancillary Agreements. The second of these board meetings, held on April 23, 2021, was attended by representatives of Stifel, EGS and Galileo’s Cayman Island legal counsel, Maples Group (“Maples”). At this meeting, representatives from Maples provided the Galileo Board with an overview of the fiduciary duties of the members of the Galileo Board and the resolutions to be approved in connection with entering into the Business Combination. Representatives from Stifel also provided the Galileo Board with an overview of the current PIPE market, including volume raised and number of deals priced since January 1, 2021, a summary of the stock price performance of Shapeways’ public comparable companies since the date that Galileo and Shapeways entered into the LOI, and an overview of the PIPE marketing process, including a detailed summary of potential investor outreach and the investors that Stifel expected to participate in the PIPE Investment based on the indications received by Stifel through the meeting date.
Between April 24, 2021 and April 26, 2021, Galileo received reports from its legal counsel regarding the results of the due diligence review of Shapeways. On April 24, 2021, Galileo’s Dutch legal counsel, Houthoff, delivered to Galileo a report summarizing their due diligence review and findings relative to Shapeways, which were discussed in the following days with representatives of Galileo. Galileo also engaged Post & Schell, P.C. to perform confirmatory environmental due diligence with respect to the manufacturing facility leased by Shapeways, located at 30-02 48th Avenue in Long Island City, NY the results of which were also presented to and reviewed by the Galileo Board. EGS provided Galileo with its final due diligence report on April 26, 2021, which was reviewed and discussed with representatives of Galileo and the Galileo Board prior to the execution of the Merger Agreement.
On April 26, 2021, Galileo formally engaged Needham and Craig-Hallum to render capital markets advisory services to Galileo in relation to the proposed Business Combination. The services that Needham and Craig Hallum will provide, between signing of the Merger Agreement through the Closing, will include, but are not limited to, identifying, evaluating and contacting prospective qualified investors regarding an investment in Shapeways, assisting in the preparation of marketing materials to be used in an investor roadshow concerning Shapeways, and performing certain other appropriate and customary financial advisory services and investment banking services in connection with the transaction.
Between April 26, 2021 and April 27, 2021, the PIPE Investors entered into the Subscription Agreements committing to participate in the PIPE Investment (subject to the terms and conditions contained therein). On April 27, 2021, the Shapeways Board met to consider the terms of the Merger Agreement and the transactions contemplated thereby. Representatives of the Shapeways management team, Stifel and Gunderson attended this meeting of the Shapeways Board. Following presentations from the Shapeways Management team and Gunderson regarding the terms of the Merger Agreement, the transactions contemplated thereby and fiduciary duties of directors when considering whether to authorize a potential business combination transaction, the Shapeways Board unanimously approved the Merger Agreement and the transactions contemplated thereby and recommended that the Shapeways stockholders consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby. During the period between April 24, 2021 and the early morning of April 28, 2021 EGS continued to provide the Galileo Board with periodic summaries of the updated material provisions of the transaction documents and due diligence findings. On the morning of April 28, 2021, the parties executed the Merger Agreement and the applicable Ancillary Agreements, and Galileo and Shapeways issued a press release announcing the transaction prior to the commencement of trading on the NYSE on April 28, 2021.
Recommendation of the Galileo Board and Reasons for the Business Combination
The Galileo Board, in evaluating the Business Combination, consulted with Galileo’s management and its financial and legal advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of common stock in connection therewith, are advisable and in the best interests of Galileo and (ii) to recommend that the

Galileo stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement, the Galileo Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Galileo Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Galileo Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Galileo’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
In approving the Business Combination, the Galileo Board determined not to obtain a fairness opinion. The officers and directors of Galileo have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Galileo’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Galileo’s officers and directors and Galileo’s advisors have substantial experience with mergers and acquisitions.
The Galileo Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
•
Large and Expanding Growth Industry:   According to the Wohlers Report 2020 and estimates of Shapeways’ management, the digital manufacturing market is anticipated to grow from approximately $39 billion in 2020 to approximately $120 billion in 2030 by disrupting the massive global manufacturing market which is slow, manual and rigid. The industry is experiencing a transformation due to significant advances in production technologies, innovation in materials and the adoption of software to increase speed, lower cost and achieve higher flexibility. With its purpose-built proprietary software, which incorporates over 10 years of industry expertise and innovation, Shapeways is particularly well positioned to benefit from this industry transformation. Shapeways expects wider adoption of additive manufacturing technologies as the industry shifts from a focus on prototyping to adoption by mass manufacturers. In addition, Shapeways expects the digital manufacturing industry to benefit from strong secular tailwinds such as corporations re-shoring manufacturing activities and demand for increased supply chain flexibility. As an industry participant, Shapeways expects to benefit from these developments;

•
Growth Prospects.   Shapeways has an extensive product offering and has historically demonstrated customer demand across a diverse array of industries with little account concentration. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and more than 90 materials and finishes, with the ability to easily scale new innovation. Shapeways’ manufacturing “operating system” is agnostic to hardware technology and materials, which allows the Company to quickly adapt to market shifts and user needs. The Company supports a broad range of customers, ranging from individual project-focused engineers to small and large enterprises requiring high-mix production at scale;

•
Platform Supports Further Growth Initiatives.   Shapeways’ platform is positioned to scale across materials, markets and technologies. Expanding additive manufacturing capabilities will enable acceleration of adoption in key markets including industrial, medical, automotive, and aerospace. As an example of this opportunity, Shapeways has signed a memorandum of understanding with Desktop Metal, a leader in additive manufacturing metal technologies, an important expansion beyond Shapeways’ current focus on polymers. Shapeways may expand into a number of global markets, including, but not limited to, Asia, which has substantial manufacturing output, leveraging its existing commercial networks and relationships and those that it expects to establish in the future. In terms of markets, Asia represents an attractive opportunity for expansion beyond the United States and Europe given the sizable annual manufacturing output from that region. Additionally, enabling manufacturers’ digital transformation provides Shapeways with a substantial market opportunity. In 2020, Shapeways began licensing a commercialized SaaS version of its proprietary software to key partners, enabling them to deploy Shapeways’ manufacturing operating system within their own organizations;
•
Broad and Diverse Customer Base and Global Distribution.   Shapeways has a broad, diversified and growing customer base with demonstrated customer demand across a variety of industries. The Company has delivered over 21 million parts to 1 million customers in over 160 countries;

•
Due Diligence.   Due diligence examinations of Shapeways and discussions with Shapeways’ management team and Galileo’s legal advisors concerning Galileo’s due diligence examination of Shapeways;

•
Stockholder Liquidity.   The obligation in the Merger Agreement to have Galileo common stock issued as merger consideration listed on the NYSE, a major U.S. stock exchange, which the Galileo Board believes has the potential to offer stockholders enhanced liquidity;

•
Financial Condition.   The Galileo Board also considered factors such as Shapeways’ historical financial results, outlook, financial plan, debt structure and unit economics as well as mergers and acquisitions activity for companies in the additive manufacturing industry. In considering these factors, the Galileo Board reviewed Shapeways’ historical growth and its current prospects for growth if Shapeways achieves its business plan and various historical and current balance sheet items of Shapeways. In reviewing these factors, the Galileo Board noted that Shapeways will be well positioned to gain global market share and expand its manufacturing capabilities and software monetization while continuing to drive industry leading margins;

•
Experienced Management Team.   Shapeways has a strong management team with significant operating experience. Greg Kress and Jennifer Walsh, CEO and Chief Financial Officer of Shapeways, respectively, joined the company three years ago and during this time have expanded the enterprise capabilities of the business, go-to-market strategy, and improved gross profit margins. The senior management of Shapeways (including Miko Levy, Chief Revenue Officer of Shapeways) intend to remain with Shapeways in the capacity of officers and/or directors, providing helpful continuity in advancing Shapeways’ strategic and growth goals;

•
Lock-Up.   Certain stockholders of Shapeways (including Mr. Kress) have agreed to be subject to a 180-day lockup in respect of their Galileo common stock subject to certain customary exceptions, which will provide important stability to the leadership and governance of Shapeways;

•
PIPE Investment.    Third-party investor interest in the PIPE Investment served as validation of the valuation and opportunity represented by a transaction with Shapeways;

•
Other Alternatives.   The Galileo Board believes, after a thorough review of other business combination opportunities reasonably available to Galileo, that the proposed Business Combination represents the best potential business combination for Galileo and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets; and

•
Negotiated Transaction.   The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Galileo and Shapeways.

The Galileo Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:
•
Macroeconomic Risks.   Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on Shapeways’ revenues post-Closing;

•
Business Plan and Projections May Not Be Achieved.   The risk that Shapeways may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to Galileo’s management team and board of directors;

•
Redemption Risk.   The potential that a significant number of Galileo stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Galileo’s Existing Charter, which would potentially make the Business Combination more difficult or impossible to complete;

•
Stockholder Vote.   The risk that Galileo’s stockholders may fail to provide the respective votes necessary to effect the Business Combination;

•
Closing Conditions.   The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Galileo’s control;

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•
Listing Risks.   The challenges associated with preparing Shapeways, a private entity, for the applicable disclosure and listing requirements to which Shapeways will be subject as a publicly traded company on the NYSE;

•
Benefits May Not Be Achieved.   The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•
Liquidation of Galileo.   The risks and costs to Galileo if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Galileo being unable to effect a business combination by October 22, 2021;

•
Growth Initiatives May Not be Achieved.   The risk that Shapeways’ growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•
Board and Independent Committees.   The risk that Shapeways’ board of directors post-Closing and independent committees do not possess adequate skills set within the context of Shapeways operating as a public company;

•
No Third-Party Valuation.   The risk that Galileo did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;

•
Galileo Stockholders Receiving a Minority Position in Shapeways.   The risk that Galileo stockholders will hold a minority position in Shapeways;

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination;

•
Other Risks Factors.   Various other risk factors associated with the business of Shapeways, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

The above discussion of the material factors considered by the Galileo Board is not intended to be exhaustive, but does set forth the principal factors considered by the Galileo Board.
Certain Projected Financial Information
In connection with Galileo’s due diligence and consideration of the potential business combination with Shapeways, Shapeways’ management provided Galileo with Shapeways’ historical financial performance and a five-year forecast including the assumptions around a cohort revenue build-up model, which assumed no growth from new acquisitions (the “Projections”). The Projections were provided to Galileo only for use as a component in its overall evaluation of Shapeways and should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were reviewed by Galileo’s management during the PIPE Investment process.

The chart below illustrates the key elements of the Projections that Shapeways’ management provided to Galileo.
($, Millions)	2019A	2020A	2021E	2022E	2023E	2024E	2025E
Revenue	$33.5	$31.8	$44.0	$86.0	$150.0	$250.0	$400.0
% YoY Growth	—	(5)%	38%	95%	88%	67%	60%
Gross Profit	$12.2	$13.9	$21.4	$42.0	$75.9	$127.7	$209.6
Gross Margin	36%	44%	46%	49%	50%	51%	52%
Adjusted EBITDA	$(6.1)	$(2.4)	$(6.0)	$(0.4)	$16.3	$50.0	$107.3
Adj. EBITDA Margin	NM	NM	NM	NM	11%	20%	27%
Capital Expenditures	$(0.3)	$(0.1)	$(6.3)	$(21.4)	$(17.8)	$(27.5)	$(42.9)

(1)
2021E-2025E Adjusted EBITDA does not reflect the additional costs Shapeways expects to incur as a public company, such as additional legal, accounting, compliance and other similar costs.

Revenue
Shapeways’ revenue projections take into account four revenue streams: current core additive manufacturing technologies, new additive manufacturing technologies, software sales, and traditional non-additive manufacturing technologies.
Shapeways’ projections for its current core additive technologies reflect increasing revenues, as compared to the decrease from 2019 to 2020. On top of its current additive technology offerings, Shapeways plans to layer in new additive technologies, such as industrial metals, through capital expenditures, which it believes will enable it to experience a potential new revenue stream. Shapeways also plans to launch its software, which is currently only used by a small number of design partners, which could represent a third revenue stream from a new customer set. Additionally, Shapeways also plans to offer traditional manufacturing technologies, such as computer numerical control (“CNC”), injection molding, and sheet metal, to its existing additive manufacturing customers and new customers. These traditional manufacturing technologies will be offered via its software and through its supply chain, and will create the opportunity for a fourth revenue stream.
The investment in these growth levers, including continued software development, build out of sales, marketing, and other teams, and increased capital expenditures would not be possible without additional investment capital. Shapeways believes that the funds provided by the Business Combination and the PIPE Investment will allow Shapeways to drive more revenue growth in the future than it has been able to achieve in the past. Thus, while Shapeways’ revenue projections are not in line with its historic operating trends, Shapeways’ management believes they are appropriate and the assumptions underlying the projections are reasonable.
Adjusted EBITDA
Shapeways believes that its increased investment in hiring, marketing and other operating expenses will result in lower Adjusted EBITDA in the near term. However, as revenue and gross profits grow and investment in hiring and marketing operating growth slows, Shapeways believes it can achieve positive Adjusted EBITDA in the longer term. While Shapeways’ Adjusted EBITDA projections are not in line with its historic operating trends, Shapeways’ management believes these projections are appropriate in light of the capital that will be provided by the Business Combination and the PIPE Investment.
None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Furthermore, the Projections and other historical financial information included herein have not been updated to reflect actual results that have been set forth in Shapeways’ audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. Neither Galileo, Shapeways nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.
The inclusion of financial projections in this proxy statement/ consent solicitation statement/prospectus should not be regarded as an indication that Galileo, Shapeways, their respective directors, officers, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Galileo shareholder regarding the information included in these financial projections. The Projections should not be viewed as public guidance and you are cautioned not to rely on the Projections in making a decision regarding the Business Combination, as the Projections may be materially different than actual results. Shapeways will not refer back to the Projections in its future periodic reports filed under the Exchange Act. The Projections have not been audited. Neither the independent registered public accounting firms of Shapeways or Galileo nor any other independent accountants have compiled, examined or performed any procedures with respect to the Projections contained or described in this proxy statement/ consent solicitation statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the registered independent public accounting firms of Galileo and Shapeways assume no responsibility for the Projections.
The Projections were developed in good faith by Shapeways’ management team based on their reasonable best estimates and taking into account the following material estimates and hypothetical assumptions:
•
for the current core technology and customer set, a cohort-based sales forecast model with projected new customer sales growth between 30% and 40% annually, customer retention rates of approximately 80% annually, retained customer average order value growth of approximately 25% per year, and relatively flat average order frequency;

•
diversified market penetration into Shapeways’ new target markets: aerospace, automotive, industrial, medical;

•
the expansion of over 160 additional additive manufacturing materials and finishes through 2025;

•
the addition of approximately 3000 new software customers through 2025 at an average initial monthly spend of $2,500, growing to an average $3,800 monthly spend over time;

•
the addition of computer numerical control (CNC), injection molding, and sheet metal technologies and capabilities through 2025;

•
expected cost of goods sold ranging from $22.6 million to $74.1 million from 2021 to 2023;

•
continued increasing gross profit margin percentage from 46% in 2021 to 50% in 2023 driven by continued price optimization, software sales, technology and material mix and factory efficiencies;

•
expected capital expenditures of up to $21.5 million annually through 2023 towards new additive manufacturing technologies such as industrial metals;

•
projected customer retention and spend growth rates among various other lines of business, including customer retention rates for software of approximately 90% annually, customer retention rates in new areas of manufacturing between 65 to 85% annually, growth in revenue from software from 12.5 to 20% year over year per customer, and average order value growth from new areas of manufacturing of approximately 25 to 50% year over year; and

•
expected hiring plans of approximately 50 employees annually across Shapeways in operating expense line items and operating expenses of up to $60 million annually through 2023.

The Projections are subjective in many respects. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than estimated. Since the Projections cover multiple years, that information by its nature becomes less predictive with each successive year. Shapeways has not warranted the accuracy, reliability, appropriateness or completeness of the Projections to anyone, including Galileo. Neither Shapeways’ management nor its representatives has made or makes any representations to any person regarding the ultimate performance of Shapeways relative to the Projections.

The Projections are not fact nor a guarantee of actual future performance. The future financial results of Shapeways may differ materially from those expressed in the Projections due to factors beyond Shapeways’ ability to control or predict.
Comparable Company Considerations
In considering the valuation of Shapeways, the Galileo Board reviewed (i) a benchmarking analysis based on historical and consensus prospective financial results of Shapeways versus existing publicly traded companies in the Additive 2.0 Manufacturing, Legacy Digital Manufacturing, 3D Printing, Computer-aided design (“CAD”) and Manufacturing Technology sectors (each as further described below and the publicly traded companies in the Additive 2.0 Manufacturing and Legacy Digital Manufacturing sectors together, the “Primary Publicly Traded Benchmark Companies”) and (ii) a valuation analysis based on a discounted future enterprise value methodology. None of the selected companies has characteristics identical to Shapeways. The discounted future enterprise value methodology was also considered appropriate by Galileo management based on its professional judgment and expertise since Shapeways’ new products and technologies are forecasted to experience a phased path to commercialization and customer adoption. The discounted future enterprise value analysis requires applying the current market multiple of the peer group to a future revenue projection to estimate the future enterprise value of Shapeways, which can then be discounted to arrive at a present value for Shapeways.
The benchmarking analysis considered by the Galileo Board was broken down into five distinct groups of public companies which can be summarized as follows:
•
Additive 2.0 Manufacturing:   These selected companies, which include, but are not limited to, Desktop Metal, Inc., MarkForged, Inc. and Velo3D, Inc., principally sell 3D printing hardware into metal additive manufacturing end markets. These companies face similar macro trends driven by end-user demand for benefits associated with additive manufacturing which include design freedom, part consolidation, weight reduction, mass customization, waste reduction, and on-demand inventory.

•
Legacy Digital Manufacturing:   These selected companies, which include, but are not limited to, such as Proto Labs, Inc. and Materialise NV, principally sell software, prototyping and low volume part production services to manufacturing end markets. These companies face similar macro trends driven by end-user demand for digital manufacturing solutions. Similar to Shapeways and unlike the Additive 2.0 companies, these companies are typically material and production technology agnostic.

•
3D Printing:   These selected companies, which include, but are not limited to, such as SLM Solutions Group AG, Kornit Digital Ltd., The ExOne Company, Stratasys Ltd. and 3D Systems Corporation, sell 3D printing hardware and digital manufacturing services based on legacy additive manufacturing technologies, such as fused deposition modeling, stereolithography, digital light processing, selective laser sintering, direct metal laser sintering, binder jet printing using a range of materials including plastic, nylon, metal, composite, elastomeric, wax, thermoplastics, acrylic-based photopolymers, and resins. The current commercial products sold by these companies have materially lower throughput, slower speeds, and are not focused on the mass production of end-use parts, compared to the Additive 2.0 Manufacturing companies.

•
CAD:   These selected companies, which include, but are not limited to, such as Autodesk, Inc., PTC Inc., Dassault Systèmes SE and Altair Engineering Inc., provide software and cloud-based solutions for computer-aided design solutions (CAD), computer-aided engineering (CAE), Product Lifecycle Management (PLM), augmented reality (AR), industrial internet of things (IIOT), data analytics, and high-performance computing (HPC) to enable design and optimization for high performance, innovative, and sustainable products and processes.

•
Manufacturing Technology:   These selected companies, which include, but are not limited to, such as Cognex Corporation, FARO Technologies, Inc., Renishaw plc, Teradyne, Inc. and AMETEK, Inc., are focused on solving customer’s complex challenges with differentiated technology solutions. These companies offer advanced test and automation solutions that help companies improve product quality, eliminate production errors and lower manufacturing costs so that they can improve quality and reduce cost of products.

The estimated CY2020A – 2022E revenue growth rate, estimated 2022E implied gross margin and estimated 2022E implied EBITDA margin for the Additive 2.0 Manufacturing and Legacy Digital Manufacturing companies, collectively, the “Primary Publicly Traded Benchmark Companies” are summarized in the table below. The Galileo Board considered publicly available consensus research, analysts’ estimates and other information publicly available as of April 27, 2021. In addition, all estimates were calendarized to December year-ends.
	2020A – 2022E Revenue CAGR	2022E Gross Margin	2022E EBITDA Margin
Legacy Digital Manufacturing
Materialise NV	15%	57%	10%
Proto Labs, Inc.	10%	49%	23%
Average	12%	53%	17%
Additive 2.0 Manufacturing
Desktop Metal, Inc.	246%	39%	-9%
MarkForged, Inc.	32%	59%	-31%
Velo3D, Inc.	116%	34%	-30%
Average	131%	44%	-23%
The Galileo Board compared the estimated compound annual growth rate for 2020 to 2022 revenue, and implied margins of 2022 gross profit and EBITDA, for Shapeways to the average of the compound annual growth rate for 2020 to 2022 revenue, and implied margins of 2022 gross profit and EBITDA, for metrics for the Primary Publicly Traded Benchmark Companies. The summary of this comparison is as follows:
	Revenue CAGR		Gross Margin		EBITDA Margin
	Time Period	%	Time Period	%	Time Period	%
Legacy Digital Manufacturing Average	2020A – 2022E	12%	2022E	53%	2022E	17%
Additive 2.0 Manufacturing Average	2020A – 2022E	131%	2022E	44%	2022E	-23%
Shapeways, Inc.	2020A – 2022E	65%	2022E	49%	2022E	NM(1)
In addition, the Galileo Board reviewed an analysis of the estimated total enterprise value/revenue and total enterprise value/EBITDA of each of the categories of the Primary Publicly Traded Benchmark Companies. These were estimates based on publicly available consensus research analysts’ estimates and other publicly available information as of April 27, 2021. In addition, all estimates were calendarized to December year-ends.
	TEV/CY’22 Revenue	TEV/CY’22 EBITDA
Legacy Digital Manufacturing
Materialise NV	6.7x	48.1x
Proto Labs, Inc.	5.9x	25.3x
Average	6.4x	37.1x
Additive 2.0 Manufacturing
Desktop Metal, Inc.	16.0x	NM(1)
MarkForged, Inc.	13.6x	NM(1)
Velo3D, Inc.	18.1x	NM(1)
Average	15.9x	NM(1)

(1)
Denotes not meaningful.

The Galileo Board viewed the aforementioned benchmarking data in conjunction with the total enterprise value/estimated revenue and Shapeways near term FY2021 to FY2022 financial forecast as the most appropriate tool to validate the total enterprise value of Shapeways. However, the Galileo Board also utilized a discounted future enterprise value methodology to contextualize the total enterprise value implied by the Business Combination. A range of future total enterprise value/revenue multiples of 5.5x – 7.5x were applied to Shapeways’ FY2025 estimated revenue of $400 million, and discounted by 4.25 years to March 31, 2021 using a mid-year convention and a 20% discount rate. The implied discounted value range of $1.0 – $1.4 billion was compared to the $410 million total enterprise value, which implies a 65% discount for the transaction value of the Business Combination. This information, in addition to the feedback from prospective PIPE Investors, relayed to Galileo by Stifel, allowed the Galileo Board to determine that the terms of the Business Combination were fair to and in the best interests of Galileo.
Satisfaction of 80% Test
The NYSE rules require that Galileo’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of any deferred underwriting commissions and taxes payable on interest earned) at the time of Galileo’s signing a merger agreement in connection with its initial business combination. As of April 28, 2021, the date of the execution of the Merger Agreement, the value of the net assets held in the Trust Account was approximately $134.3 million (excluding approximately $4.8 million of deferred underwriting discount held in the Trust Account) and 80% thereof represents approximately $107.4 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Galileo Board used as a fair market value the enterprise value of approximately $410 million, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement and a market validation through the PIPE Investment process. The enterprise value consists of an implied equity value of approximately $605 million. In determining whether the enterprise value described above represents the fair market value of Shapeways, the Galileo Board considered all of the factors described in this section and the Merger Agreement appended to the accompanying proxy statement/consent solicitation statement/prospectus as Annex C, and the fact that the purchase price for Shapeways was the result of an arm’s length negotiation. As a result, the Galileo Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (net of any deferred underwriting commissions and taxes payable on interest earned).
Redemption rights
In connection with any shareholder meeting called to approve a proposed initial business combination, each Public Shareholder will have the right, regardless of whether he is voting for or against such proposed business combination, to demand that Galileo convert his Public Share into a pro rata share of the Trust Account upon consummation of the business combination.
Galileo may also require Public Shareholders wishing to exercise redemption rights, whether they are a record holder or hold their shares in “street name,” to either tender the certificates they are seeking to redeem to Galileo’s transfer agent or to deliver the share certificates (if any) and other redemption forms they are seeking to convert to the transfer agent electronically using DTC’s DWAC System, at the holder’s option, at any time at or prior to the vote on the business combination. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. The foregoing is different from the procedures used by traditional blank check companies. In order to perfect redemption rights in connection with their business combinations, many traditional blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise its redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for it to deliver its certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which it could monitor the price of the company’s stock in the market. If the price rose above the redemption price, it could sell its shares in the open market before actually delivering his certificates (if any) and other redemption forms to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become an “option” right surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the closing of the shareholder meeting ensures that a holder’s election to redeem is irrevocable once the business combination is completed.
Pursuant to its Current Charter, Galileo is required to give a minimum of only ten clear days’ notice for each general meeting. As a result, if Galileo requires Public Shareholders who wish to redeem their Ordinary Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their certificates (if any) and other redemption forms for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Galileo’s securities when they otherwise would not want to.
If Galileo requires Public Shareholders who wish to redeem their Ordinary Shares to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, Galileo will promptly return such certificates to the tendering Public Shareholders.
Please see the risk factors titled “Public Shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If Galileo’s shareholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account. ”
Once the shares are redeemed by the beneficial holder, and effectively redeemed by Galileo under Cayman Islands law, the transfer agent will then update Galileo’s Register of Shareholders to reflect all redemptions.
Material U.S. Federal Income Tax Consequences of the Domestication to Galileo Shareholders
The following sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of Ordinary Shares; it assumes consummation of the Business Combination following Domestication. It does not address U.S. federal income tax consequences of the Domestication or Business Combination on other Galileo Securities. The following also describes (i) the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of Ordinary Shares that elect to have their Ordinary Shares redeemed for cash if the Business Combination is completed and (ii) the U.S. federal income tax consequences for Non-U.S. Holders of owning and disposing of Common Stock after the Domestication. For purpose of the following description relating to U.S. federal income tax consequences of the Domestication to the U.S. Holders of Ordinary Shares, the term “Company” refers to the Delaware corporation into which Galileo will be transferred by way of continuation in the Domestication and the combined company immediately following the Business Combination. The following description is the opinion of EGS. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.
For purposes of this summary, a “U.S. Holder” means a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Ordinary Shares that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.
This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•
financial institutions or financial services entities;

•
broker-dealers;

•
S corporations

•
persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
specified expatriates or former long-term residents of the United States;

•
persons that acquired Ordinary Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•
persons that hold Ordinary Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•
persons whose functional currency is not the U.S. dollar;

•
controlled foreign corporations;

•
passive foreign investment companies;

•
partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;

•
persons required to accelerate the recognition of any item of gross income with respect to Galileo Shares as a result of such income being recognized on an applicable financial statement;

•
persons who purchase stock in the Company as part of the PIPE Investment;

•
persons who actually or constructively own 5 percent or more of Ordinary Shares by vote or value (except as specifically provided below); or

•
the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as specifically described herein, any tax reporting obligations of a holder of Ordinary Shares. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold Ordinary Shares through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on Ordinary Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Ordinary Shares is made in U.S. dollars. Additionally, this description does not address the tax treatment of the Warrants in the Domestication (except as specifically described herein).

Holders of Warrants should consult with their own tax advisors regarding the particular tax consequences to them of holding, exercising or disposing of the Warrants.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. GALILEO URGES BENEFICIAL OWNERS OF ORDINARY SHARES WHO CHOOSE TO EXERCISE THEIR CONVERSION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE DOMESTICATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND OWNING AND DISPOSING OF ORDINARY SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.
U.S. Holders
Tax Consequences of the Domestication to U.S. Holders of Ordinary Shares
The Domestication should qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, due to the absence of official guidance bearing directly on how the provisions of Section 368(a) of the Code apply in the case of a statutory conversion of a corporation with no active business and only investment-type assets such as Galileo, this result is not entirely free from doubt. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.
If the Domestication qualifies as a reorganization within the meaning of Section 368(a), except as otherwise provided below in the section entitled “PFIC Considerations,” and “Effects of Section 367 to U.S. Holders of Ordinary Shares,” a U.S. Holder of Ordinary Shares would not recognize gain or loss upon the exchange of its Ordinary Shares solely for Common Stock pursuant to the Domestication. A U.S. Holder’s aggregate tax basis in the Common Stock received in connection with the Domestication will generally be the same as its aggregate tax basis in the Ordinary Shares surrendered in the transaction. In addition, the holding period of Common Stock received in the Domestication generally should include the holding period of Ordinary Shares surrendered in the Domestication.
If the Domestication should fail to qualify as a reorganization under Section 368(a), a U.S. Holder of Ordinary Shares generally would recognize gain or loss with respect to its Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Ordinary Shares surrendered. The U.S. Holder’s basis in Common Stock would be equal to the fair market value of that stock on the date of the Domestication and such U.S. Holder’s holding period for Common Stock would begin on the day following the date of the Domestication.
PFIC Considerations
Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Domestication may still be a taxable event to U.S. Holders of Ordinary Shares under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below.
Effect of PFIC Rules on the Domestication
Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Ordinary Shares for Common Stock in the Domestication if Galileo were classified as a PFIC at any time during such U.S. Holder’s holding period in the Ordinary Shares. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special and complex tax and interest charge rules described below under “Definition and General Taxation of a PFIC” designed to offset the tax deferral with respect to the undistributed earnings of Galileo. The proposed Treasury Regulations under Section 1291(f) should not apply to an Electing Shareholder (as defined below) with respect to its Ordinary Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below.
Definition and General Taxation of a PFIC
A non-U.S. corporation will generally be classified as a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income (the “gross income test”) or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.
Pursuant to a “start-up exception”, a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that Galileo will not be eligible for the “start-up exception.”
If Galileo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for Galileo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are described further below, such U.S. Holder generally will be subject to special rules, described in the following paragraph, with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares.
Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Galileo’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.
In general, if Galileo is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.
Impact of PFIC Rules on Certain U.S. Holders
The impact of the PFIC rules on a U.S. Holder of Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Galileo as a QEF, under Section 1295 of the Code, for Galileo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” Generally, proposed Treasury Regulations provide that neither QEF nor MTM election is available with respect to public warrants.
A U.S. Holder’s ability to make a QEF election with respect to its Ordinary Shares is contingent upon, among other things, the provision by Galileo of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon request, Galileo will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Galileo will timely provide such information that is required to make and maintain the QEF election.
As indicated above, if a U.S. Holder of Ordinary Shares has not made a timely and effective QEF election with respect to Galileo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of Galileo’s tax year in which Galileo qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Ordinary Shares for purposes of the PFIC rules.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Ordinary Shares and for which Galileo is determined to be a PFIC, such U.S. Holder will not be subject to the PFIC rules described above in respect to its Ordinary Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the Ordinary Shares of Galileo are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Ordinary Shares under their particular circumstances.
The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Ordinary Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.
Effects of Section 367 to U.S. Holders of Ordinary Shares
Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Ordinary Shares on the date of the Domestication (including U.S. Holders exercising redemption rights).

A.
U.S. Holders Whose Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10 Percent of the Voting Power or Value of Galileo

A U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of Galileo (a “10% U.S. Shareholder”) must include in income as a deemed dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Ordinary Shares such U.S. Holders directly owns. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power or value of Galileo. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of Galileo and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.
A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Ordinary Shares is the net positive earnings and profits of Galileo attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.
B.
U.S. Holders Whose Ordinary Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power and Value of Galileo

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) Ordinary Shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of Galileo will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.
Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Common Stock received in the Domestication in an amount equal to the excess of the fair market value of Common Stock received over the U.S. Holder’s adjusted tax basis in the Ordinary Shares deemed surrendered in the Domestication.
As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
(i)
a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)
a complete description of the Domestication;

(iii)
a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)
a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Galileo establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Ordinary Shares, and (B) a representation that the U.S. Holder has notified Galileo that the U.S. Holder is making the election; and

(vi)
certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Galileo no later than the date such tax return is filed. In connection with this election, Galileo may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Galileo’s earnings and profits upon request. Galileo does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE DESCRIBED ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.
C. U.S. Holders that Own Ordinary Shares with a Fair Market Value of Less Than $50,000
A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively) Ordinary Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.
All U.S. Holders of Ordinary Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.
Material U.S. Federal Income Tax Consequences to Redemption
Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash
This section makes references to U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares “converted” for cash. For purposes of this description, “conversion” refers to the process of requesting that a holder’s Ordinary Shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.
This section is addressed to U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares redeemed for cash and is subject in its entirety to the description of the “passive foreign investment company” or “PFIC” rules as described above under the section entitled “Tax Consequences of the Domestication to U.S. Holders of Galileo Shares  —  U.S. Holders  —  PFIC Considerations.” For purposes of this description, a “Converting U.S. Holder” is a U.S. Holder that so converts its Ordinary Shares into cash.
Except as described in the following paragraph and as described in the PFIC rules above, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such shareholder’s adjusted basis in the Ordinary Shares exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in Galileo (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its Ordinary Shares will generally be equal to the cost of such Ordinary Shares. A U.S. Holder who purchased Ordinary Shares in the IPO generally will have a tax basis in the Ordinary Shares that were part of the units equal to the portion of the purchase price of such units allocated to the Ordinary Shares (such allocation based on the relative fair market value of the Ordinary Shares and the Warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the Ordinary Shares, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Ordinary Shares (generally, shares of Galileo purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss, if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the Warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of Galileo is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding Ordinary Shares (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of Galileo entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of Galileo. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of Redemptions by other shareholder’s, its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder should generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its Ordinary Shares.
If none of the tests described above is satisfied and subject to the PFIC rules described above, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of Galileo’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the Ordinary Shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares. U.S. Holders of Ordinary Shares considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.
Because the Domestication will occur immediately prior to the redemption of the U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will take into account the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).
Non-U.S. Holders
Tax Consequences for Non-U.S. Holders of Owning and Disposing of Common Stock
Distributions on Common Stock
Distributions of cash or property to a Non-U.S. Holder in respect of Common Stock received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from Galileo’s current or accumulated earnings and profits, as determined under U.S. federal income tax law. If a distribution exceeds Galileo’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in Common Stock. Any remaining excess will be treated and taxed as capital gain and will be treated as described below under “— Gain on Disposition of Common Stock.”
Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holders is eligible for such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the

Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.
A Non-U.S. Holder of Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.
Gain on Disposition of Common Stock
Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of Common Stock generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•
the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition (subject to certain exceptions), and certain other conditions are met; or

•
The Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such Shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the Shares disposed of. There can be no assurance that shares of Common Stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.
The Company does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether the Company is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that the Company will not become such a corporation in the future.
Tax Consequences to Non-U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash
This section is addressed to Non-U.S. Holders of Ordinary Shares that elect to have their Ordinary Shares converted for cash. For purposes of this section of this joint proxy statement/consent solicitation statement/

prospectus, “conversion” of shares for cash means the process of exercising a holder’s right to redeem its shares for cash as further described in this joint proxy statement/consent solicitation statement/prospectus. For purposes of this description, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its Ordinary Shares.
Except as otherwise described in this section, a Converting Non-U.S. Holder who elects to have its Ordinary Shares converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders  —  Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.”
A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:
•
such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or

•
such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of Ordinary Shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as described above under “— U.S. Holders  —  Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
Converting Non-U.S. Holders of Ordinary Shares considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.
This section makes references to holders of Ordinary Shares that elect to have their Ordinary Shares “converted” for cash as described in the section entitled “Meeting of Galileo Shareholders — redemption rights.” For purposes of this description, “conversion” refers to the process of requesting that a holder’s Ordinary Shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.
Information Reporting and Backup Withholding
Galileo must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of Common Stock.
Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as Shapeways has been determined to be the accounting acquirer, primarily due to the fact that Shapeways Stockholders will continue to control the Combined Company. Under this method of accounting, while Galileo is the legal acquirer, it will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Shapeways issuing stock for the net assets of Galileo, accompanied by a recapitalization. The net assets of Galileo will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Shapeways in future reports of the Combined Company.
Regulatory Matters
The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirement or approval, (i) except for filings with the Cayman Islands and Delaware necessary to effectuate the Domestication, and (ii) the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.
Appraisal Rights
Shareholders of Galileo do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that Galileo’s entry into the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement, including the issuance of the consideration thereunder, and the performance by Galileo of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”
Required Vote for Approval
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Appointment Proposal fails to receive the required shareholder approval, the Business Combination will not be completed.
Recommendation of the Galileo Board with Respect to the Business Combination Proposal
THE GALILEO BOARD RECOMMENDS THAT THE GALILEO
SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS
COMBINATION PROPOSAL.
PROPOSAL 3: THE CHARTER PROPOSAL
Overview
In connection with the Business Combination, Galileo is asking Galileo’s shareholders to consider and vote upon and to approve a Proposal to replace the Current Charter with the Proposed Charter, substantially in the form attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, to be effective upon the consummation of the Business Combination. The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Galileo’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Proposals.
Proposed Certificate of Incorporation of the Company
The following table sets forth a summary of the principal changes proposed to be made between the Current Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A, and the complete text of the Bylaws, a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B. All shareholders are encouraged to read each of the proposed the Proposed Charter, and the Bylaws in their entirety for a more complete description of their terms.
Provision	Current Charter	Proposed Charter
Removal of Directors
Except as the Cayman Islands Companies Act or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the Galileo Board, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Current Charter), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death,

Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the earlier of (i) the remaining term of his or her predecessor, (ii) a successor is duly elected and qualified, or (iii) the earlier of such director’s death, resignation or removal. Any director or the entire Company Board

Provision	Current Charter	Proposed Charter

resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2∕3% in voting power of the stock of the Corporation entitled to vote thereon.
Stockholder Actions
The directors of Galileo may call general meetings, and they shall on a request of shareholders holding not less than twenty percent in par value of the issued shares which at the date carry the right to vote at general meetings of Galileo forthwith proceed to convene an extraordinary general meeting of Galileo. A resolution put to vote of the meeting shall be decided on a poll. Any shareholder action effected by means of written consent must be unanimous.

Except as otherwise required by law and subject to the terms of any series of Preferred Stock, special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company, and may not be called by another other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice for such meeting.
Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting.

Charter Amendments
Subject to the provisions of the Cayman Islands Companies Act, Galileo may amend Current Charter by a special resolution, which shall be passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a unanimous written resolution.

Notwithstanding any other provision of the Proposed Charter or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by the Proposed Charter or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Company entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Certificate of Incorporation, or to adopt any new provision of the Proposed Charter; provided, however, that the affirmative vote of the holders of at least 66 2∕3% in voting power of the stock of the Company entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article FIFTH, Article SEVENTH, Article EIGHTH,

Provision	Current Charter	Proposed Charter
Article NINTH, Article TENTH, Article TWELFTH, Article THIRTEENTH, and this sentence of the Proposed Charter.
Name of the Company	Galileo Acquisition Corp.	Shapeways Holdings, Inc.
Provisions Specific to a Blank Check Company and Variation of Rights of Shares Prior to a Business Combination
Galileo’s Current Charter contains provisions in Article 48 in connection with the mechanics and logistics relating to a Business Combination, and such provisions cannot be amended without a resolution approved at a duly convened and constituted meeting of the shareholders of Galileo by the affirmative vote of the majority of not less than two thirds of the votes of the shares entitled to vote thereon which are present at the meeting and vote.

The Proposed Charter does not include blank check company provisions or other provisions applicable prior to a Business Combination, because, upon consummation of the Business Combination, Galileo will cease to be a blank check company.
No corresponding provisions in the Proposed Charter.

Common Stock; Preferred Stock	Galileo’s authorized share capital consists of 200,000,000 ordinary shares of a par value of US$0.0001 each and 2,000,000 preference shares of a par value of US$0.0001 each.
The Proposed Charter will provide for, upon completion of the Business Combination, the total number of shares of all classes of capital stock that the Company is authorized to issue is       shares, consisting of (i)       shares of Common Stock, par value $0.0001 per share, and (ii)       shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Company entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Bylaws of the Combined Company
In addition, below is a summary of the Bylaws. This summary is qualified by reference to the complete text of the Bylaws, a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the Bylaws in its entirety for a more complete description of its terms.
Pursuant to the Bylaws, the combined company shall maintain a registered office inside the State of Delaware. All meetings of stockholders for the election of directors and other proper business brought before the meeting shall be held at such place, if any, as may be designated from time to time by the Company Board.

Except as otherwise provided by applicable law, the Proposed Charter or the Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Company representing a majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting.
At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Proposed Charter, the Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter. No business may be transacted at an annual meeting of stockholders, other than business that is either specified in the notice of meeting given by or at the direction of the Company Board, otherwise properly brought before the annual meeting by or at the direction of the Company Board or otherwise properly brought before the annual meeting by any stockholder of the Company who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice and who complies with the notice procedures.
The business and affairs of the Company shall be managed by or under the direction of the Company Board, which may exercise all such powers of the Company except as otherwise provided by law, by the Proposed Charter or by the Bylaws. Directors need not be stockholders or residents of the State of Delaware. Subject to the Proposed Charter, the number of directors shall be fixed exclusively by resolution of the Company Board.
Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company, except as may be otherwise provided by the terms of one or more series of preferred stock with respect to the rights of holders of one or more series of preferred stock to elect directors. In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Company (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (A) the close of business on the 90th day before the meeting or (B) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company; and (ii) in the case of a Meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the Meeting is first made by the Company.
Unless otherwise restricted by the Proposed Charter or the Bylaws, the Company Board shall have the authority to fix the compensation of directors, including for service on a committee of the Company Board, and may be paid either a fixed sum for attendance at each meeting of the Company Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Company Board.

The Company Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Company Board shall fix another time and place and give notice thereof in the manner required herein for Meetings of the Company Board. A majority of the Company Board shall constitute a quorum for the transaction of business at any meeting of the Company Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Company Board, except as may be otherwise specifically provided by applicable law, the Proposed Charter or the Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
The Company Board may, by resolution of the Company Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. Each committee shall keep regular minutes of its meetings and report the same to the Company Board. Any committee established shall have and may exercise all of the powers and authority of the Company Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. Unless the Company Board otherwise provides and except as provided in the Bylaws, each committee designated by the Company Board may make, alter, amend and repeal rules for the conduct of its business.
The officers of the Company elected by the Company Board shall be a Chief Executive Officer (or up to two Co-Chief Executive Officers), a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Company Board, a Chief Operating Officer, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Company Board from time to time may determine. The Chairman of the Company Board shall preside when present at all meetings of the stockholders and the Company Board. The Chairman of the Company Board shall have general supervision and control of the acquisition activities of the Company subject to the ultimate authority of the Company Board, and shall be responsible for the execution of the policies of the Company Board with respect to such matters. The elected officers of the Company shall be appointed by the Company Board and shall hold office until their successors are duly elected and qualified by the Company Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Company Board.
Subject to applicable law and the Proposed Charter, the shares of the Company may be certificated or uncertificated, subject to the sole discretion of the Company Board and the requirements of the DGCL. Subject to applicable law and the Proposed Charter, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Company Board.
To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Company shall indemnify and hold harmless such persons, and advance such expenses, on such terms as set forth in the Proposed Charter. The rights to indemnification and advancement of expenses conferred on any indemnitee by the Proposed Charter shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable law, the Proposed Charter, the Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise. The Company may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under the DGCL.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, that the existing Amended and Restated Memorandum and Articles of Association of Galileo Acquisition Corp. be amended and restated and replaced in its entirety by the Proposed Charter, and Bylaws attached as Annex A and Annex B, respectively, to the joint proxy statement/

consent solicitation statement/prospectus as Annex A, in respect of the Meeting, to be effective upon the consummation of the Business Combination.”
Required Vote for Approval
The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.
Recommendation of the Board
THE BOARD RECOMMENDS THAT GALILEO’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.
PROPOSALS 4 – 9: THE ORGANIZATIONAL DOCUMENTS PROPOSALS
Overview
As required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions, Galileo is requesting that Galileo’s shareholders vote upon, on a non-binding advisory basis, Proposals to approve certain governance provisions in the Proposed Charter, which are separately being presented. These separate votes are not otherwise required by Delaware law separate and apart from the Charter Proposal. Accordingly, the stockholder votes regarding the Organizational Documents Proposals are advisory votes, and are not binding on Galileo or Galileo’s Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, Galileo intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Charter Proposal).
Organizational Documents Proposal 4
Galileo’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter requiring the affirmative vote of the holders of at least 66 2∕3% of the voting power of all the then outstanding shares of stock of the Company entitled to vote to remove a director for cause. This Proposal is referred to as “Organizational Documents Proposal 4.”
Organizational Documents Proposal 5
Galileo’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter providing that (i) special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company, and may not be called by another other person or persons and (ii) any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting. This Proposal is referred to as “Organizational Documents Proposal 5.”
Organizational Documents Proposal 6
Galileo’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter to authorize adopting Delaware as the exclusive forum for certain shareholder litigation. This Proposal is referred to as “Organizational Documents Proposal 6.”
Organizational Documents Proposal 7
Galileo’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter changing the post-Business Combination company’s corporate name from “Galileo Acquisition Corp.” to “Shapeways Holdings, Inc.” This Proposal is referred to as “Organizational Documents Proposal 7.”

Organizational Documents Proposal 8
Galileo’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter to remove certain provisions related to Galileo’s status as a blank check company that will no longer apply upon consummation of the Business Combination. This Proposal is referred to as “Organizational Documents Proposal 8.”
Organizational Documents Proposal 9
Galileo’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Charter increasing the total number of authorized shares of all classes of stock to        shares, each with a par value of $.0001 per share, consisting of (i)        shares of Common Stock, (ii)        shares of preferred stock. This Proposal is referred to as “Organizational Documents Proposal 9.”
Reasons for the Approvals of the Organizational Documents Proposals
Director Removal
The Proposed Charter both provide for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under the DGCL, unless the certificate of incorporation otherwise provides, directors on a classified board may be removed only for cause. Galileo’s Board believes that such a standard will, in conjunction with the classified nature of the Company Board (i) increase board continuity and the likelihood that experienced board members with familiarity of the Company’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Company Board.
Calling of Stockholder Meetings; Stockholder Action by Written Consent
The Galileo Board believes that meetings of stockholders should be called by the Company Board or Chief Executive Officer to make it more difficult for a potential acquirer or other person, group or entity to gain control of the Company Board. The Galileo Board further believes that each decision of the stockholders should be made by all stockholders and only after thoughtful consideration of complete information. Information will be provided to stockholders through a proxy statement, and the period between delivery of the proxy statement and the stockholder meeting provides time for consideration of stockholder Proposals. The Galileo Board believes that all stockholders, not just stockholders executing a written consent, should have the opportunity to participate in the decision-making process. This allows minority stockholders to take whatever action they deem appropriate to protect their interests, including seeking to persuade majority stockholders to follow a different course, or selling their shares.
Exclusive Forum
The Proposed Charter provides that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’ stockholders, (ii) any action asserting a claim against the Combined Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the Bylaws, or (iv) any action asserting a claim against the Combined Company, its directors, officers or employees governed by the internal affairs doctrine. In addition, if an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.
The Proposed Charter provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing choice of forum provision.
The Proposed Charter provides further that unless the Combined Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Corporate Name
Galileo’s Board believes that changing the post-business combination corporate name from “Galileo Acquisition Corp.” to “Shapeways Holdings, Inc.” is desirable to reflect the Business Combination and to clearly identify the Company as the publicly traded entity.
Blank Check Company
Galileo’s Board has determined it is in the best interest of the Company to eliminate provisions, including the specific provisions highlighted as being removed in the Charter Proposal, specific to Galileo’s status as a blank check company. This elimination is desirable because these provisions will serve no purpose following consummation of the Business Combination.
Authorized Capital Stock
Galileo’s Board believes that it is important for the Company to have available for issuance a number of authorized shares of Common Stock and preferred stock sufficient to facilitate the transactions contemplated by the Business Combination, to support the Company’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, on an advisory and non-binding basis, to approve each of the following Proposals (Organizational Documents Proposals 4 – 9):
Organizational Documents Proposal 4
To approve and adopt provisions in the Proposed Charter, which will amend and replace the Current Charter if the Charter Proposal is approved, requiring the affirmative vote of the holders of at least 66 2∕3% of the voting power of all the then outstanding shares of stock of the Company entitled to vote to remove a director for cause. (This Proposal is referred to as “Organizational Documents Proposal 4”);
Organizational Documents Proposal 5
To approve and adopt provisions in the Proposed Charter, which will amend and replace the Current Charter if the Charter Proposal is approved, providing that that (i) special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company, and may not be called by another other person or persons and (ii) any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting. (This Proposal is referred to as “Organizational Documents Proposal 5”);
Organizational Documents Proposal 6
To approve and adopt provisions in the Proposed Charter, which will amend and replace the Current Charter if the Charter Proposal is approved, providing adopting Delaware as the exclusive forum for certain shareholder litigation (This Proposal is referred to as “Organizational Documents Proposal 6”);
Organizational Documents Proposal 7
To approve and adopt provisions in the Proposed Charter, which will amend and replace the Current Charter if the Charter Proposal is approved, changing the post-Business Combination company’s corporate name from “Galileo Acquisition Corp.” to “Shapeways Holdings, Inc.” (This Proposal is referred to as “Organizational Documents Proposal 7”);
Organizational Documents Proposal 8
To approve and adopt provisions in the Proposed Charter, which will amend and replace the Current Charter if the Charter Proposal is approved, to remove certain provisions related to Galileo’s status as a blank check company that will no longer apply upon consummation of the Business Combination (This Proposal is referred to as “Organizational Documents Proposal 8”); and
Organizational Documents Proposal 9
To approve and adopt provisions in the Proposed Charter, which will amend and replace the Current Charter if the Charter Proposal is approved, increasing the total number of authorized shares of all classes of stock to        shares, each with a par value of $.0001 per share, consisting of (i)        shares of Common Stock, (ii)        shares of preferred stock (This Proposal is referred to as “Organizational Documents Proposal 9”).”
Required Vote for Approval
The approval of the Organizational Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.
As discussed above, the Organizational Documents Proposals are advisory votes and therefore are not binding on Galileo or Galileo’s Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Organizational Documents Proposals, the Company intends that the Proposed Charter will take effect upon consummation of the Business Combination (assuming approval of the Charter Proposal).
Recommendation of the Board
THE BOARD RECOMMENDS THAT GALILEO’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.
PROPOSAL 10: THE SHARE ESCROW AMENDMENT PROPOSAL
Background and Overview
Galileo’s shareholders are also being asked to approve an amendment to the Share Escrow Agreement entered into at the time of the IPO by Galileo, the Sponsor and the escrow agent thereunder to revise the lock-up period under the Share Escrow Agreement to match the lock-up period reflected in the Lock-Up Agreements with certain stockholders of Shapeways entered into simultaneously with the Merger Agreement in connection with the Business Combination.
The Sponsor purchased 3,450,000 Founder Shares in a private placement prior to the IPO of Galileo. The Founder Shares will automatically convert into shares of Common Stock on a one-for-one basis upon consummation of the Business Combination. As a condition to the IPO, the Sponsor, Galileo and Escrow Agent entered into the Share Escrow Agreement on October 17, 2019 pursuant to which the Founder Shares were placed into an escrow account and would be released from escrow only if specified conditions were met. In particular, subject to certain limited exceptions, all Founder Shares would be held in escrow (i) for 50% of the Founder Shares, the date ending on the earlier of (x) six months after the date of the consummation of Galileo’s initial business combination and (y) the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after

Galileo’s initial business combination and (ii) for the remaining 50% of the Founder Shares, ending one year after the date of the consummation of an initial business combination.
In order to induce Shapeways to enter into the Merger Agreement, the Sponsor agreed to cancel 20% of the Founder Shares in connection with the consummation of the Business Combination (the “Forfeited Sponsor Shares”). Pursuant to the Share Escrow Amendment, the parties agreed that the escrow period with respect to the Founder Shares other than the Forfeited Sponsor Shares (the “Released Sponsor Shares”) would match the lock-up period reflected in the Lock-Up Agreements and would commence upon the Closing and end 180 days after the Closing (subject to early release if Shapeways consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party.
The Escrow Agent has agreed to enter into the Share Escrow Amendment.
Why Galileo Needs Shareholder Approval
As the Share Escrow Agreement was a condition to the IPO, Galileo is seeking shareholder approval to enter into and consummate the Share Escrow Amendment to facilitate the consummation of the Business Combination.
Effect of Proposal
The Share Escrow Agreement Amendment will have an impact on the Sponsor’s ownership of the securities of the combined entity following the Business Combination in a number of ways, including the Release Sponsor Shares being subject to a lock-up period of 180 days after the Closing (subject to early release if Shapeways consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party).
Required Vote for Approval
The approval of the escrow amendment proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.
Recommendation of the Board
THE BOARD RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE ESCROW AMENDMENT PROPOSAL.
PROPOSAL 11: THE NYSE PROPOSAL
Overview
The NYSE Proposal — to consider and vote upon a Proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the NYSE Listing Rule 312.03, the issuance of shares of Common Stock in connection with the Business Combination and the PIPE Investment, to the extent such issuance would require shareholder approval under NYSE Listing Rule 312.03.
Reasons for the Approval for Purposes of NYSE Listing Rule 312.03
Pursuant to NYSE Listing Rule 312.03(c), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under NYSE Listing Rule 312.03(d), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, Galileo expects to issue, in the aggregate, an estimated 41,462,838 shares of the Common Stock to the Shapeways Stockholders and the PIPE Investors,

collectively, in connection with the Business Combination and the PIPE Investment (excluding, for this purpose, additional securities issuable to holders of Shapeways Options and Shapeways Warrants and the additional shares of Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan and the Employee Stock Purchase Plan). For further details, see “Business Combination Proposal — The Merger Agreement — Merger Consideration and Earnout.”
Accordingly, the aggregate number of shares of Common Stock that Galileo will issue in connection with the Business Combination and the PIPE Investment will exceed 20% of both the voting power and the shares of Common Stock outstanding before such issuance and may result in a change of control of the registrant under NYSE Listing Rule 312.03(d), and for these reasons, Galileo is seeking the approval of Galileo shareholders for the issuance of shares of the Company’s common stock in connection with the Business Combination and the PIPE Investment. For further details, see “Business Combination Proposal — The Merger Agreement — Merger Consideration and Earnout.” In addition, in the future, the Company will issue additional Common Shares upon exercise of options to purchase Common Stock that will be granted to holders of Shapeways Options, and upon exercise of warrants to purchase Common Stock that will be granted to holders of Shapeways Warrants, in accordance with the terms of the Merger Agreement and as further described in this joint proxy statement/written consent solicitation/prospectus. There will also be granted at the Closing restricted stock units denominated in Common Stock and there will be shares of Common Stock reserved for issuance under the Incentive Plan and the Employee Stock Purchase Plan (assuming the approval of the Incentive Plan Proposal and the ESPP Proposal by the Galileo shareholders). For further details, see “Business Combination Proposal — Merger Consideration and Earnout,” and “Incentive Plan Proposal.”
Effect of the Proposal on Current Shareholders
In the event that this Proposal is not approved by Galileo shareholders, the Business Combination cannot be consummated. In the event that this Proposal is approved by Galileo shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Common Stock pursuant to the Merger Agreement, the Company will not issue such shares of Common Stock.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of              shares of Common Stock pursuant to the Merger Agreement and the PIPE Investment, including to Shapeways Stockholders and the PIPE Investors, be approved.”
Required Vote for Approval
The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.
The NYSE Proposal is conditioned on the approval and adoption of each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Share Escrow Amendment Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Appointment Proposal.
Recommendation of the Galileo Board
THE GALILEO BOARD UNANIMOUSLY RECOMMENDS THAT GALILEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.
The existence of financial and personal interests of one or more of Galileo’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of Galileo and Galileo shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the Proposals. In addition, Galileo’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Galileo’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.
PROPOSAL 12 — THE INCENTIVE PLAN PROPOSAL
General
Prior to the consummation of the Business Combination, the Galileo Board is expected to approve and adopt, subject to Galileo shareholder approval, the Incentive Plan. If the Incentive Plan is approved by the shareholders, the Combined Company will be authorized to grant equity awards to eligible service providers following consummation of the Business Combination (the “Business Combination Date”). The form of the Incentive Plan is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E. The Galileo Board is still in the process of developing, approving and implementing the Incentive Plan and, accordingly, there can be no assurance that the Incentive Plan will be implemented or will contain the terms described below. Galileo’s shareholders are being asked to approve the Incentive Plan as presented.
Purpose of the Incentive Plan Proposal
The purpose of the Incentive Plan is to promote the long-term success of the Combined Company and the creation of shareholder value by encouraging service providers to focus on critical long-range corporate objectives and linking service providers directly to shareholder interests through increased stock ownership. Galileo believes that the Incentive Plan will be important in helping to attract and retain service providers of the Combined Company with exceptional qualifications.
Reasons for the Approval of the Incentive Plan Proposal
Shareholder approval of the Incentive Plan is necessary in order for the Combined Company to (a) meet the shareholder approval requirements of the NYSE and (b) grant incentive stock options (“ISOs”). Shareholders are also being asked to approve an annual limitation on Incentive Plan awards paid to non-employee directors.
Consequences if the Incentive Plan Proposal is Not Approved
If the Incentive Plan is not approved by Galileo’s shareholders, the Incentive Plan will not become effective and the Combined Company will not be able to grant equity awards under the Incentive Plan. Galileo believes that the Combined Company’s ability to recruit, retain and incentivize top talent will be adversely affected if the Incentive Plan is not approved.
Material Terms of the Incentive Plan
The material terms of the Incentive Plan, as currently contemplated by Galileo’s Board, are summarized below. This summary, however, is not intended to be a complete description of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan, the form of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E. To the extent there is a conflict between the terms of this summary and the Incentive Plan, the terms of the Incentive Plan will control. As noted above, the Galileo Board is in the process of developing, approving and implementing the Incentive Plan and, accordingly, there can be no assurance that the Incentive Plan will be implemented or will contain the terms described below. Accordingly, this summary is subject to change. Galileo’s shareholders are being asked to approve the Incentive Plan as presented.
Administration.   The Incentive Plan will be administered by the Combined Company’s Board or by one or more committees to which the board of directors delegates such administration (as applicable, the “Incentive Plan Administrator”). Subject to the terms of the Incentive Plan, the Incentive Plan Administrator will have the authority to (a) determine the eligible individuals who are to receive awards under the Incentive Plan, (b) determine the terms and conditions of awards granted under the Incentive Plan, (c) determine performance criteria and the achievement of such criteria, (d) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and (e) make all other decisions related to the Incentive Plan and awards granted thereunder. The Incentive Plan Administrator may also delegate to one or more senior officers of the Combined Company the authority to grant awards, subject to terms and conditions determined by the Incentive Plan Administrator and within the limitations of Section 16 of the Exchange Act.
Types of Awards.   The Incentive Plan provides for the grant of stock options, which may be ISOs or nonstatutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted shares, restricted stock units (“RSUs”) and other cash-based, equity-based or equity-related awards that the Incentive Plan Administrator determines are consistent with the purpose of the Incentive Plan and the interests of the Combined Company, or collectively, awards.
Share Reserve.   The number of shares of the Combined Company’s Common Stock that may be issued under the Incentive Plan is equal to the sum of (x)      shares plus (y) the annual increase in shares described below.
On the first day of each calendar year during the term of the Incentive Plan, beginning on January 1, 2022 and continuing until (and including) January 1, 2031, the aggregate number of shares of the Combined Company’s Common Stock that may be issued under the Incentive Plan will automatically increase by a number equal to the lesser of (a) five percent (5%) of the total number of shares of the Combined Company’s Common Stock issued and outstanding shares on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of shares of the Combined Company’s Common Stock determined by the Combined Company’s Board.
If options, stock appreciation rights, restricted stock units or any other awards are forfeited, cancelled or expire before being exercised or settled in full, the shares subject to such awards will again be available for issuance under the Incentive Plan. If stock appreciation rights are exercised or restricted stock units are settled, only the number of shares actually issued upon exercise or settlement of such awards will reduce the number of shares available under the Incentive Plan. If restricted shares or shares issued upon exercise of an option are reacquired by the Combined Company pursuant to a forfeiture provision, repurchase right or for any other reason, then such shares will again be available for issuance under the Incentive Plan. Shares applied to pay the exercise price of an option or satisfy withholding taxes related to any award will again become available for issuance under the Incentive Plan. To the extent an award is settled in cash, the cash settlement will not reduce the number of shares available for issuance under the Incentive Plan.
Shares issued under the Incentive Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted under the Incentive Plan.
Incentive Stock Option Limit.   No more than      shares of the Combined Company’s Common Stock may be issued under the Incentive Plan upon the exercise of ISOs.
Annual Limitation on Compensation of Non-Employee Directors.   The grant date fair value of awards granted to each non-employee director during any fiscal year of the Combined Company may not exceed $     (on a per-director basis). This limit is increased to $     in the fiscal year a non-employee director is initially appointed or elected to the Combined Company’s Board. The Combined Company’s Board may make exceptions to such limit for a non-employee chairperson or, in extraordinary circumstances, for other non-employee directors, provided the non-employee director receiving such additional compensation does not participate in the decision to award such compensation. Compensation paid to an individual for services as an employee or consultant and awards granted in lieu of cash retainers or other fees will not count towards these limitations.
Eligibility.   Employees (including officers), non-employee directors and consultants who render services to the Combined Company or a parent, subsidiary or affiliate thereof (whether now existing or subsequently established) are eligible to receive awards under the Incentive Plan. ISOs may only be granted to employees of the Combined Company or a parent or subsidiary thereof (whether now existing or subsequently established). As of and assuming closing of the Business Combination, approximately      persons (including      executive officers and      non-employee directors) would be eligible to participate in the Incentive Plan.
International Participation.   The Incentive Plan Administrator has the authority to implement sub-plans (or otherwise modify applicable grant terms) for purposes of satisfying applicable foreign laws, conforming to applicable market practices or for qualifying for favorable tax treatment under applicable foreign laws, and the terms and conditions applicable to awards granted under any such sub-plan or modified award may differ from the terms of the Incentive Plan. Any shares issued in satisfaction of awards granted under a sub-plan will come from the Incentive Plan share reserve.
Repricing.   The Incentive Plan Administrator has full authority to reprice (reduce the exercise price of) options and stock appreciation rights or to approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on terms the Incentive Plan Administrator determines.
Stock Options.   A stock option is the right to purchase a certain number of shares of stock at a fixed exercise price which, pursuant to the Incentive Plan, may not be less than 100% of the fair market value of the Combined Company’s Common Stock on the date of grant. Subject to limited exceptions, an option may have a term of up to 10 years and will generally expire sooner if the optionee’s service terminates. Options will vest at the rate determined by the Incentive Plan Administrator. An optionee may pay the exercise price of an option in cash, or, with the administrator’s consent, with shares of stock the optionee already owns, with proceeds from an immediate sale of the option shares through a broker approved by us, through a net exercise procedure or by any other method permitted by applicable law.
Stock Appreciation Rights.   A stock appreciation right provides the recipient with the right to the appreciation in a specified number of shares of stock. The Incentive Plan Administrator determines the exercise price of stock appreciation rights granted under the Incentive Plan, which may not be less than 100% of the fair market value of the Combined Company’s Common Stock on the date of grant. Subject to limited exceptions, a stock appreciation right may have a term of up to 10 years and will generally expire sooner if the recipient’s service terminates. SARs will vest at the rate determined by the Incentive Plan Administrator. Upon exercise of a SAR, the recipient will receive an amount in cash, stock, or a combination of stock and cash determined by the Incentive Plan Administrator, equal to the excess of the fair market value of the shares being exercised over their exercise price.
Tax Limitations on Incentive Stock Options.   The aggregate fair market value, determined at the time of grant, of the Combined Company’s Common Stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of the Combined Company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Combined Company’s total combined voting power or that of any of the Combined Company’s affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Awards.   Shares of restricted stock may be issued under the Incentive Plan for such consideration as the Incentive Plan Administrator may determine, including cash, services rendered or to be rendered to the Combined Company, promissory notes or such other forms of consideration permitted under applicable law. Restricted shares may be subject to vesting, as determined by the Incentive Plan Administrator. Recipients of restricted shares generally have all of the rights of a shareholder with respect to those shares, including voting rights, however any dividends and other distributions on restricted shares will generally be subject to the same restrictions on transferability and forfeitability as the underlying shares.
Restricted Stock Units.   A restricted stock unit is a right to receive a share, at no cost to the recipient, upon satisfaction of certain conditions, including vesting conditions, established by the Incentive Plan Administrator. RSUs vest at the rate determined by the Incentive Plan Administrator and any unvested RSUs will generally be forfeited upon termination of the recipient’s service. Settlement of restricted stock units may be made in the form of cash, stock or a combination of cash and stock, as determined by the Incentive Plan Administrator. Recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the Incentive Plan Administrator’s discretion and as set forth in the applicable restricted stock unit agreement, restricted stock units may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the restricted stock units to which they pertain.
Other Awards.   The Incentive Plan Administrator may grant other awards based in whole or in part by reference to the Combined Company’s Common Stock and may grant awards under other plans and programs that will be settled with shares issued under the Incentive Plan. The Incentive Plan Administrator will determine the terms and conditions of any such awards.
Changes to Capital Structure.   In the event of certain changes in capitalization, including a stock split, reverse stock split or stock dividend, proportionate adjustments will be made in the number and kind of shares available for issuance under the Incentive Plan, the limit on the number of shares that may be issued under the Incentive Plan as ISOs, the number and kind of shares subject to each outstanding award and/or the exercise price of each outstanding award.
Corporate Transactions.   If the Combined Company is party to a merger, consolidation or certain change in control transactions, each outstanding award will be treated as described in the definitive transaction agreement or as the Incentive Plan Administrator determines, which may include the continuation, assumption or substitution of an outstanding award, the cancellation of an outstanding award after an opportunity to exercise or the cancellation of an outstanding award in exchange for a payment equal to the value of the shares subject to such award less any applicable exercise price. In general, if an award held by a participant who remains in service at the effective time of a change in control transaction is not continued, assumed or substituted, then the award will vest in full, and for awards subject to one or more performance-based vesting conditions that have not yet been satisfied, such performance-based vesting conditions shall be deemed achieved at 100% of target levels.
Change of Control.   The Incentive Plan Administrator may provide, in an individual award agreement or in any other written agreement with a participant, that the award will be subject to acceleration of vesting and exercisability in the event of a change of control or in connection with a termination of employment in connection with or following a change in control.
Transferability of Awards.   Unless the Incentive Plan Administrator determines otherwise, an award generally will not be transferable other than by beneficiary designation, a will or the laws of descent and distribution. The Incentive Plan Administrator may permit transfer of an award in a manner consistent with applicable law.
Amendment and Termination.   The Incentive Plan Administrator may amend or terminate the Incentive Plan at any time. Any such amendment or termination will not affect outstanding awards. If not sooner terminated, the Incentive Plan will terminate automatically 10 years after its adoption by the Galileo Board. Shareholder approval is not required for any amendment of the Incentive Plan, unless required by applicable law, government regulation or exchange listing standards.
Certain Federal Income Tax Aspects of Awards Under the Incentive Plan
This is a brief summary of the U.S. federal income tax aspects of awards that may be made under the Incentive Plan based on existing U.S. federal income tax laws as of the date of this this joint proxy statement/consent solicitation statement/prospectus. This summary covers only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Incentive Plan should consult their own professional tax advisors concerning tax aspects of awards under the Incentive Plan. The discussion below concerning tax deductions that may become available to the Combined Company under U.S. federal tax law is not intended to imply that the Combined Company will necessarily obtain a tax benefit or asset from those deductions. The tax consequences of awards under the Incentive Plan depend upon the type of award. Changes to tax laws following the date of this joint proxy statement/consent solicitation statement/prospectus could alter the tax consequences described below.
Incentive Stock Options.   No taxable income is recognized by an optionee upon the grant or vesting of an ISO, and no taxable income is recognized at the time an ISO is exercised unless the optionee is subject to the alternative minimum tax. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income.
If the optionee holds the purchased shares for more than one year after the date the ISO was exercised and more than two years after the ISO was granted (the “required ISO holding periods”), then the optionee will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the optionee disposes of the purchased shares before satisfying either of the required ISO holding periods, then the optionee will recognize ordinary income equal to the fair market value of the shares on the date the ISO was exercised over the exercise price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the optionee.
Nonstatutory Stock Options.   No taxable income is recognized by an optionee upon the grant or vesting of an NSO, provided the NSO does not have a readily ascertainable fair market value. If the NSO does not have a readily ascertainable fair market value, the optionee will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the optionee is an employee or former employee, the optionee will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the optionee.
Restricted Stock.   A participant who receives an award of restricted stock generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.
Restricted Stock Unit Awards.   In general, no taxable income results upon the grant of an RSU. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the RSU. Upon resale of the shares acquired pursuant to an RSU, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.
Stock Appreciation Rights.   In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to withholding.
Section 409A.   The foregoing description assumes that Section 409A of the Code does not apply to an award. In general, options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. RSUs are subject to Section 409A unless they are settled within two and one half months after the end of the later of (a) the end of the Combined Company’s fiscal year in which vesting occurs or (b) the end of the calendar year in which vesting occurs. Restricted stock awards are not generally subject to Section 409A. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.
Tax Treatment of the Combined Company.   The Combined Company will generally be entitled to an income tax deduction at the time and to the extent a participant recognizes ordinary income as a result of an award granted under the Incentive Plan. However, Section 162(m) of the Code may limit the deductibility of certain awards granted under the Incentive Plan. Although the Incentive Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Incentive Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the shareholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that the Combined Company considers to be the most effective in attracting, motivating and retaining key employees.

Incentive Plan Benefits
Purchaser Earnout RSUs.   As soon as reasonably practicable following the Effective Time, each holder of an in-the-money option granted under the Predecessor Plan shall receive an award of RSUs under the Incentive Plan (each, a “Purchaser Earnout RSU”), denominated in a number of shares of the Combined Company’s Common Stock equal to the product of (A) the number of shares subject to such option immediately prior to the Effective Time multiplied by ten percent (10%) of the conversion ratio determined pursuant to the Merger Agreement (rounded down to the nearest whole number of shares). To receive a Purchaser Earnout RSU, a holder of an in-the-money option must remain in continuous service to Shapeways or its successor through the grant date of the Purchaser Earnout RSU. The Purchaser Earnout RSUs will be subject to substantially the same service-based vesting conditions and acceleration provisions as applied to the former option, except that the Purchaser Earnout RSUs will also be subject to the share-price based vesting and forfeiture conditions contained in the Earnout Terms, in each case as described in and subject to the terms of the Merger Agreement.
Transaction Bonus RSUs.   Within thirty (30) days following the Closing, the Combined Company will grant fully vested RSU awards under the Incentive Plan to the individuals identified by the Company prior to Closing (the “Transaction Bonus RSUs”), subject to shareholder approval of the Incentive Plan. The Transaction Bonus RSUs shall be settled in shares of the Combined Company’s Common Stock no later than the 74th day following the date of grant.
No awards will be made under the Incentive Plan until after the Business Combination Date. Because the Incentive Plan is discretionary, benefits to be received by individual participants are not determinable. However, assuming shareholder approval of the Incentive Plan, the Combined Company intends to grant RSU awards to certain non-employee directors and executive officers as set forth below:
Name	Dollar Value ($)(1)	Number of RSUs
Greg Kress	—	205,000(2)
	—	(3)
	—	—(4)(7)
Jennifer Walsh	—	205,000(2)
	—	(3)
	—	—(5)(7)
Miko Levy	—	(3)
	—	—(6)(7)
Total (All Executive Officers as a Group)	—

(1)
The actual dollar value of the RSU awards will not be determinable until the grant date.

(2)
Transaction Bonus RSUs — fully vested; to be granted within 30 days following the Closing and settled no later than the 74th day following the grant date.

(3)
Purchaser Earnout RSUs — at the Closing, holders of in-the-money Shapeways Options that remain in continuous service to Shapeways through the grant date shall receive Purchaser Earnout RSUs, which shall be subject to substantially the same service-based vesting conditions and acceleration provisions as applied to the Shapeways Option in connection with which such Purchaser Earnout RSUs are granted, in each case in accordance with the terms of the Merger Agreement. In addition to such service-based vesting conditions, the Purchaser Earnout RSUs will be subject to the satisfaction of certain share-price based performance vesting conditions contained in the Earnout Terms.

(4)
2022 Incentive Grant — an RSU award to be granted in the first quarter of 2022, subject to approval by the Compensation Committee. The number of RSUs is not determinable at this time. Under Mr. Kress’s Employment Agreement, the number of RSUs awarded, subject to approval, will equal 0.5% of the then outstanding Common Stock on a fully diluted basis (taking into account any then outstanding awards under the Incentive Plan, but not the reserve for future unissued awards under the Incentive Plan or other authorized but unissued Common Stock).

(5)
2022 Incentive Grant — an RSU award to be granted in the first quarter of 2022, subject to approval by the Compensation Committee. The number of RSUs is not determinable at this time. Under Ms. Walsh’s Employment Agreement, the number of RSUs awarded, subject to approval, will equal 0.3% of the then outstanding Common Stock on a fully diluted basis (taking into account any then outstanding awards under the Incentive Plan, but not the reserve for future unissued awards under the Incentive Plan or other authorized but unissued Common Stock).

(6)
2022 Incentive Grant — an RSU award to be granted in the first quarter of 2022 subject to approval by the Compensation Committee. The number of RSUs is not determinable at this time. Under Mr. Levy’s Employment Agreement, the number of RSUs awarded, subject to approval, will equal 0.2% of the then outstanding Common Stock on a fully diluted basis (taking into account any then outstanding awards under the Incentive Plan, but not the reserve for future unissued awards under the Incentive Plan or other authorized but unissued Common Stock).

(7)
The 2022 RSUs will be subject to vesting over four years from the date of grant, as to 10%, 20%, 30% and 40% on the first, second, third and fourth anniversaries of the date of grant, respectively, in each case, subject to continued employment with the Company through each applicable vesting date.

Registration with the SEC
If the Incentive Plan is approved by Galileo’s shareholders and becomes effective, Galileo intends to file a registration statement on Form S-8 registering the shares of the Combined Company’s Common Stock reserved for issuance under the Incentive Plan as soon as reasonably practicable after Galileo becomes eligible to use such form.
Resolution to be Voted on
The full text of the Incentive Plan Proposal resolution is as follows:
“RESOLVED, as an ordinary resolution, that the Shapeways Holdings, Inc. 2021 Equity Incentive Plan, the form of which is appended to the joint proxy statement/consent solicitation statement/prospectus in respect of the meeting as Annex E, be approved and adopted in all respects.”
Required Vote for Approval
The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal and the NYSE Proposal at the special meeting. If the Business Combination Proposal, the Charter Proposal or the NYSE Proposal are not approved, this Proposal 12 will have no effect, even if approved by Galileo’s shareholders.
The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.
Recommendation of the Galileo Board with Respect to the Incentive Plan Proposal
THE GALILEO BOARD RECOMMENDS THAT THE GALILEO SHAREHOLDERS VOTE
“FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.
PROPOSAL 13 — THE ESPP PROPOSAL
Overview
Prior to the consummation of the Business Combination, the Galileo Board is expected to approve and adopt, subject to Galileo shareholder approval, the ESPP. If the ESPP is approved by the shareholders, the Combined Company will be authorized to provide eligible employees of the Combined Company with an opportunity to purchase shares of the Combined Company’s Common Stock at a discount to the market price and to pay for such purchases through payroll deductions in accordance with the ESPP’s terms. The form of the ESPP is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F. The Galileo Board is still in the process of developing, approving and implementing the ESPP and, accordingly, there can be no assurance that the ESPP will be implemented or will contain the terms described below. Galileo’s shareholders are being asked to approve the ESPP as presented.
Purpose of the ESPP
The purpose of the ESPP is to provide employees of the Combined Company and its designated subsidiaries and affiliates (whether now existing or subsequently established) with the ability to acquire shares of the Combined Company’s Common Stock at a discount to the market price and to pay for such purchases through payroll deductions or other approved contributions. Galileo believes that the ESPP will be important in helping to attract and retain employees of the Combined Company.
Reasons for the Approval of the ESPP Proposal
The ESPP, and the right of participants to make purchases thereunder, is intended to meet the requirements of an employee stock purchase plan as defined in Section 423 of the Code. Shareholder approval of the ESPP is necessary in order to satisfy the requirements under Section 423 of the Code and to meet the shareholder approval requirements of the NYSE.
Consequences if the ESPP Proposal is Not Approved
If the ESPP is not approved by Galileo’s shareholders, the ESPP will not become effective and the Combined Company will not be able to provide its employees with an opportunity to purchase the Combined Company’s Common Stock at a discount. Galileo believes that the Combined Company’s ability to recruit, retain and incentivize top talent may be adversely affected if the ESPP is not approved.
Summary of the ESPP’s Material Terms and Features
The following summary of the principal provisions of the ESPP is qualified in its entirety by reference to the full text of the ESPP. The form of the ESPP is attached as Annex F to this joint proxy statement/consent solicitation statement/prospectus. To the extent there is a conflict between this summary and the ESPP, the terms of the ESPP will govern. As described above, the Galileo Board is in the process of developing, approving and implementing the ESPP and, accordingly, there can be no assurance that the ESPP will be implemented or will contain the terms described below. Galileo’s shareholders are being asked to approve the ESPP as presented.
General.   The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code; however, the ESPP also allows the Combined Company to conduct offerings for non-U.S. employees that do not qualify under Section 423 of the Code as described in “International Participation” below. During regularly scheduled “offering periods” under the ESPP, participants will be able to request payroll deductions which will be applied periodically to purchase a number of shares of the Combined Company’s Common Stock at a discount to the market price and in an amount determined in accordance with the ESPP’s terms.
Administration.   The ESPP will be administered by the Combined Company’s Board or by one or more committees to which the board of directors delegates such administration (as applicable, the “ESPP Administrator”). Subject to the terms of the ESPP, the ESPP Administrator will have the complete discretion to establish the terms and conditions of offering periods under the ESPP, to interpret the ESPP and to make all decisions related to the operation of the ESPP.
Shares Available for Issuance.   Up to a maximum of      shares of the Combined Company’s Common Stock may be issued under the ESPP, plus an annual increase in shares described below.
On the first day of each calendar year during the term of the ESPP, beginning on January 1, 2022 and continuing until (and including) January 1, 2031, the aggregate number of shares of the Combined Company’s Common Stock that may be issued under the ESPP will automatically increase by a number equal to the lesser of (a) one percent (1%) of the total number of shares of the Combined Company’s Common Stock issued and outstanding shares on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of shares of the Combined Company’s Common Stock determined by the Combined Company’s Board.
Shares of the Combined Company’s Common Stock issued under the ESPP may be authorized but unissued shares or treasury shares. As of the date hereof, no rights to purchase shares have been granted under the ESPP.
Eligibility and Participation.   All employees (including officers and employee directors) who are employed by the Combined Company or a designated subsidiary (whether currently existing or subsequently established) or, solely in the case of an offering period that is not intended to qualify under Section 423 of the Code, a designated affiliate (whether currently existing or subsequently established), are eligible to participate in the ESPP, resulting in approximately      eligible participants. The ESPP Administrator may exclude certain categories of employees from participating in any offering period to the extent permitted by Section 423 of the Code, including part-time employees, seasonal employees, employees who have not completed a minimum period of service with the company and/or highly compensated employees. No employee will be allowed to participate in the ESPP if his or her participation in the ESPP is prohibited by local law or if complying with local law would cause the ESPP or an offering period that is intended to qualify under Section 423 of the Code to violate the requirements of Section 423 of the Code. In the case of an offering period that is not intended to qualify under Section 423 of the Code, the ESPP Administrator may exclude any individual(s) from participation if the ESPP Administrator determines that the participation of such individual(s) is not advisable or practicable. Also, in accordance with Section 423 of the Code, no employee may be granted a right to purchase shares of the Combined Company’s Common Stock under the ESPP if, immediately after such grant, such employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Combined Company or any parent or subsidiary (including in such calculation stock held directly or indirectly by or for the benefit of the employee and stock held by certain persons related to the employee).
The ESPP will permit an eligible employee to purchase the Combined Company’s Common Stock through payroll deductions, which may not exceed fifteen percent (15%) of the employee’s eligible compensation (or such lower limit as may be determined by the ESPP Administrator for an offering period). Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering period. Participation in the ESPP will end automatically upon termination of employment. In the event of withdrawal or termination of participation in the ESPP, a participant’s accumulated payroll contributions will be refunded without interest.
Certain limitations on the number of shares of the Combined Company’s Common Stock that a participant may purchase apply. For example, the right granted to an employee may not permit him or her to purchase more than $25,000 worth of shares of the Combined Company’s Common Stock under the ESPP (determined on the basis of the fair market value per share as of the start of the applicable offering period) for each calendar year in which the right is outstanding. The ESPP Administrator may also establish one or more limits on the number of shares that may be purchased during any offering period and/or purchase period. Unless the ESPP Administrator provides otherwise with respect to an offering period, no participant may purchase more than      shares during any purchase period within an offering period.
International Participation.   To provide the Combined Company with greater flexibility in structuring its equity compensation programs for non-U.S. employees, the ESPP also permits the Combined Company to grant employees of the Combined Company’s non-U.S. subsidiaries and affiliates rights to purchase shares of the Combined Company’s Common Stock pursuant to other offering periods and/or sub-plans adopted by the ESPP Administrator in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Section 423 of the Code, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S.
Offering Periods and Purchase Price.   The ESPP will be implemented through a series of offering periods of up to twenty-seven (27) months, which may consist of one or more purchase periods. During each purchase period, payroll contributions will accumulate without interest. On the last trading day of the purchase period, accumulated payroll deductions will be used to purchase the Combined Company’s Common Stock.

The purchase price for each offering period will be established by the ESPP Administrator and may not be less than eighty-five percent (85%) of the fair market value per share of the Combined Company’s Common Stock on either the first trading day in an offering period or on the purchase date, whichever is lower.
Changes in Capital Structure.   In the event that there is a specified type of change in the Combined Company’s capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the ESPP and the maximum size of the annual increase in shares, (b) the individual participant share limitations described in the ESPP and (c) the purchase price per share and the number and class of stock covered by each outstanding right under the ESPP which has not yet been exercised.
Corporate Reorganization.   In the event of certain corporate reorganizations, any offering period then in progress will terminate unless the ESPP is continued, assumed or substituted by the surviving entity or its parent. In the event an offering period is terminated, a new purchase date will be set for such offering period prior the effective time of the reorganization and a participant’s accumulated contributions will be applied to his or her purchase rights outstanding on such date.
Amendment and Termination.   The ESPP Administrator will have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares to be issued under the ESPP is subject to shareholder approval except for (a) the automatic annual increase in shares and (b) any share increase resulting from changes in the Combined Company’s capital structure. Any other amendment to the ESPP is subject to shareholder approval only to the extent required under applicable law or regulation. The ESPP will terminate automatically 20 years after its adoption by the Galileo Board, unless (i) the ESPP is extended by the Combined Company’s Board and (ii) the extension is approved within 12 months by a vote of the shareholders of the Combined Company.
Certain Federal Income Tax Consequences of Participating in the ESPP
The following is a brief summary of the general U.S. federal income tax consequences of participation in the ESPP as of the date of this joint proxy statement/consent solicitation statement/prospectus. This summary is not complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the ESPP should consult their own professional tax advisors concerning tax aspects of awards under the ESPP.
As described above, the ESPP has a domestic component intended to qualify under Section 423 of the Code and an international component not intended to so qualify. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the domestic component or the international component. Further, changes to tax laws following the date of this proxy statement/prospectus/consent solicitation statement could alter the tax consequences described below.
U.S. Component
Payroll deductions under the ESPP are made on an after-tax basis (i.e., contributions to the ESPP do not reduce a participant’s taxable income).
The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify for favorable federal income tax treatment associated with rights granted under an “employee stock purchase plan” that qualifies under provisions of Section 423 of the Code. As a result, participants in the ESPP will generally not recognize taxable income until they sell or otherwise dispose of the shares purchased under the ESPP. The amount of taxable income a participant will recognize in connection with the sale or other disposition of shares purchased under the ESPP will depend on how long the shares were held. If the shares were held at least two years from the start of the offering period in which the shares were purchased and one year from the date the shares were purchased, then the amount of ordinary income recognized will be equal to the lesser of (a) the difference between the fair market value of the shares on the date of disposition and the purchase price paid for the shares or (b) the excess of the fair market value of the shares at the start of the offering period in which the shares were acquired over the purchase price, and any additional gain will be long-term capital gain. If a sale or other disposition occurs before satisfying one or both holding periods, then the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the purchase date over the purchase price paid for the shares. Any additional gain or loss recognized upon disposition of the shares will be a capital gain or loss, which will be long-term if the shares were held at least one year. Under current law, no withholding applies to transactions under the ESPP.
International Component
Rights granted under the international component are not intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. With respect to any participant who is subject to U.S. federal income tax with respect to participation under this component, he or she will have compensation income equal to the value of the Combined Company’s Common Stock on the day he or she purchases the Combined Company’s Common Stock, less the purchase price, and will be subject to withholding for income, Medicare and social security taxes, as applicable, on such amount. When a participant sells the Combined Company’s Common Stock purchased under the ESPP, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the Combined Company’s Common Stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.
Tax Consequences to Galileo
There are no federal income tax consequences to Galileo by reason of the grant or exercise of rights under the ESPP. Galileo is generally entitled to a deduction to the extent amounts are taxed as ordinary income to a participant in connection with a sale or disposition of shares prior to satisfaction of the holding periods described above.
New Plan Benefits
Benefits to be received under the ESPP are not determinable since they depend on terms to be established by the Combined Company and discretionary participant elections whether and to what extent to participate in the ESPP.
Registration with the SEC
If the ESPP is approved by Galileo’s shareholders and becomes effective, Galileo intends to file a registration statement on Form S-8 registering the shares of the Combined Company’s Common Stock reserved for issuance under the ESPP as soon as reasonably practicable after Galileo becomes eligible to use such form.
Resolution to be Voted on
The full text of the ESPP Proposal resolution is as follows:
“RESOLVED, as an ordinary resolution, that the Shapeways Holdings, Inc. 2021 Employee Stock Purchase Plan, the form of which is appended to the joint proxy statement/consent solicitation statement/prospectus in respect of the meeting as Annex F, be approved and adopted in all respects.”
Vote Required for Approval
The ESPP Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal and the NYSE Proposal at the special meeting. If the Business Combination Proposal, the Charter Proposal or the NYSE Proposal are not approved, this Proposal 13 will have no effect, even if approved by Galileo’s shareholders.
The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

Recommendation of the Galileo Board with Respect to the ESPP Proposal
THE GALILEO BOARD RECOMMENDS THAT THE GALILEO SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL 14: THE DIRECTOR APPOINTMENT PROPOSAL
Upon the Closing of the Business Combination, the Company Board will consist of seven directors. The election of the seven director nominees identified below is contingent upon the Closing of the Business Combination.
Nominees
The Company’s board of directors will be divided into three classes, with only one class of directors being elected in each year. Two nominees, Alberto Recchi and Patrick S. Jones were nominated by Galileo, four nominees,       , Greg Kress, Josh Wolfe and Robert Jan Galema were nominated by Shapeways, and one independent director nominee,              was mutually agreed by Shapeways and Galileo. If all of the director nominees are elected,        will be Class I directors serving until the annual meeting of stockholders to be held in 2022, Alberto Recchi and Patrick S. Jones will be Class II directors serving until the annual meeting to be held in 2023 and        will be Class III directors serving until the annual meeting to be held in        and, in each case, until their successors are elected and qualified or until their earlier death, resignation, retirement or removal for cause.
For more information on the experience of each of these director nominees, see the section entitled “Management of the Company Following the Business Combination” in this joint proxy statement/consent solicitation statement/prospectus.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the seven persons listed below be appointed as directors of the Company, effective upon the Closing of the Business Combination, to serve staggered terms on the Company’s board of directors until the 2022, 2023 and 2024 annual meetings of stockholders, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause:
Name	Position
Chairman
Greg Kress	Chief Executive Officer, Director
Josh Wolfe	Independent Director
Robert Jan Galema	Independent Director
Patrick S. Jones	Independent Director
Alberto Recchi	Independent Director
Director
Required Vote for Approval
The approval of the Director Appointment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.
Following consummation of the Business Combination, the appointment of directors of the Company will be governed by its charter documents and the laws of the State of Delaware.
Recommendation of the Shapeways Board
THE GALILEO BOARD RECOMMENDS THAT GALILEO SHAREHOLDERS VOTE “FOR” THE DIRECTOR APPOINTMENT PROPOSAL AND THE APPOINTMENT OF EACH OF THE NOMINEES NAMED THEREIN.

PROPOSAL 15: THE ADJOURNMENT PROPOSAL
In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Director Appointment Proposal, the Galileo Board may adjourn the Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Galileo seek adjournment which would result in soliciting of proxies, having a shareholder vote, or otherwise consummating a business combination after October 22, 2021.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented at the Meeting and is not approved by the shareholders of Galileo, Galileo’s Board may not be able to adjourn the Meeting to a later date in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Director Appointment Proposal. In such event, the Business Combination may not be completed.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the meeting to a later date or dates, if necessary, be determined by the chairman of the meeting to permit further solicitation and vote of proxies if it is determined by the Board that more time is necessary or appropriate to approve one or more Proposals at the meeting be adopted and approved in all respects.”
Required Vote for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the holders of Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.
Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.
Recommendation of the Galileo Board
THE GALILEO BOARD RECOMMENDS THAT GALILEO SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Galileo and Shapeways adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
The historical financial information of Galileo was derived from the unaudited financial statements of Galileo as of and for the three months ended March 31, 2021 and the audited financial statements for the year ended December 31, 2020, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The historical financial information of Shapeways was derived from the unaudited financial statements of Shapeways as of and for the three months ended March 31, 2021 and the audited financial statements for the year ended December 31, 2020, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This information should be read together with Galileo’s and Shapeways’ audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Galileo,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Shapeways” and other financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.
The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Under this method of accounting, Galileo will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Shapeways issuing stock for the net assets of Galileo, accompanied by a recapitalization. The net assets of Galileo will be stated at historical cost, with no goodwill or other intangible assets recorded. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Domestication.
Shapeways has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances with regard to the Company immediately after the Closing, applicable to both the minimum and maximum redemption scenarios:
•
After the Closing, the Company Board shall consistent of seven directors: (i) four directors designated by Shapeways, three of which will be independent directors in accordance with NYSE rules, (ii) two directors designated by Galileo, both of which will be independent directors in accordance with the NYSE rules and (iii) one additional independent director to be mutually agreed upon by Shapeways and Galileo;

•
The executive officers of Shapeways will become the initial executive officers of Galileo;

•
The assets of Shapeways will represent a significant majority of the assets of the Company (excluding cash formerly held in the Trust Account); and

•
After the Closing, the business of the Company will be the continued business of Shapeways. The business of the Company will continue to focus on Shapeways’ core offerings related to the facilitation of the sale, design and manufacturing of 3D printed items.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination and related transactions occurred on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2020. Galileo and Shapeways have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.

Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.
The Business Combination and Related Transactions
On April 28, 2021, Galileo Acquisition Corp., a Cayman Islands exempted company (“Galileo”), entered into an Agreement and Plan of Merger and Reorganization (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Galileo, Galileo Acquisition Holdings Inc., a Delaware corporation and a wholly owned direct subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”), Fortis Advisors LLC, in the capacity as the Seller Representative, and Shapeways, Inc., a Delaware corporation (“Shapeways”).
At the closing of the Business Combination (the “Closing”), the total consideration received by Shapeways security holders from Galileo will have an aggregate value equal to $406,000,000 (the “Merger Consideration”), payable, in the case of Shapeways stockholders, solely in new shares of Common Stock and, in the case of other Shapeways security holders, in new shares of Common Stock and/or securities convertible into or exercisable for new shares of Common Stock. The Merger Consideration deliverable to Shapeways stockholders will be allocated pro rata after giving effect to the required conversion of all of the outstanding shares of Shapeways preferred stock into shares of Shapeways common stock immediately prior to, and contingent upon, the Closing. Based on the number of shares of Shapeways outstanding as of March 31, 2021 (together, solely for the purposes of this calculation, with additional Shapeways shares issued upon exercise of Shapeways convertible securities between the end of the first quarter and April 27, 2021, which were not material, individually or in the aggregate) on a fully-diluted and as-converted basis, taking into account the assumptions further described below, Shapeways Stockholders will receive an estimated 33,962,838 shares of Common Stock based on an assumed Conversion Ratio of 0.83 reflecting an assumed Redemption Price of $10.09 and a Per Share Price of $8.40.
After the Closing, shares of Common Stock representing 10% of the Merger Consideration (3,396,284 shares of Common Stock, taking into account the assumptions further described below) will be subject to vesting and forfeiture conditions (the “Earnout Terms”) based upon the VWAP trading price of Common Stock reaching targets of $14.00 and $16.00, respectively (with 50% released at each target) for a period of 30 consecutive trading days during the three-year period after the Closing, with the portion of such shares that would otherwise be deliverable to Shapeways Stockholders at the Closing being withheld and deposited into escrow pursuant to the Escrow Agreement. A pro rata portion of the 10% Merger Consideration earnout will also be allocated to Shapeways options and warrants that, at the Closing, will be exchanged for options and warrants (as applicable) exercisable for shares of Common Stock (as described below).
Shapeways options issued pursuant to Shapeways’ 2010 Stock Plan that are not exercised prior to the Closing will be assumed by Galileo and converted, subject to certain adjustments that are described in the Merger Agreement, into options exercisable for shares of Common Stock and, in the case of in-the-money Shapeways options held by individuals remaining in continuous service to the Company, a right to receive an award of restricted stock units (RSUs) denominated in shares of Common Stock that are subject to the Earnout Terms and to service-based vesting and forfeiture restrictions. Shapeways warrants that are not exercised prior to the Closing will be assumed by Galileo and converted into warrants exercisable for shares of Common Stock and, in the case of in-the-money Shapeways warrants, warrants exercisable for shares of Common Stock that are subject to the vesting and forfeiture restrictions included in the Earnout Terms. Prior to the Closing, outstanding Shapeways Convertible Notes will be converted into shares of Shapeways Preferred Stock at the election of the holders thereof, which will then be converted into shares of Shapeways Common Stock prior to the Closing.
Shapeways continues to review the accounting and financial impact as a result of the Business Combination including the estimation of the fair value of the Earnout Shares and Earnout Terms discussed, the amounts of which are currently not included in the unaudited pro forma condensed combined financial information. The impact of such contingent consideration may affect earnings and could have a material effect on the unaudited pro forma condensed combined financial information.
Concurrently with the execution of the Merger Agreement, Galileo entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription

Agreements, the PIPE Investors agreed to subscribe for and purchase, and Galileo agreed to issue and sell to such investors an aggregate of 7,500,000 shares of Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $75,000,000 (the “PIPE Investment”). The closing of the PIPE Investment is contingent upon, among other things, the substantially concurrent consummation of the Business Combination.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Common Stock:
•
Assuming Minimum Redemptions: This presentation assumes that no Public Shareholders of Galileo exercise redemption rights with respect to their Public Shares.

•
Assuming Maximum Redemptions: This presentation assumes that 11,361,645 Public Shares are redeemed for aggregate redemption payments of $114,639,000, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to one hundred million dollars ($100,000,000). As all of Galileo’s initial shareholders waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following summarizes the pro forma Common Stock outstanding immediately following the Business Combination under the two redemption scenarios:
	Assuming Minimum Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Shapeways Stockholders(1)	33,962,838	58.4%	33,962,838	72.6%
Galileo’s public stockholders	13,800,000	23.7%	2,438,355	5.2%
Founder and Representative Shares(2)	2,910,000	5.0%	2,910,000	6.2%
PIPE investors	7,500,000	12.9%	7,500,000	16.0%
Pro forma Combined Company Common Stock at March 31, 2021	58,172,838	100.0%	46,811,193	100.0%

(1)
Includes 3,396,284 shares of Common Stock subject to the Earnout Terms. Such shares will be deposited into escrow in accordance with the terms of the Escrow Agreement and will be subject to reduction or forfeiture during the Escrow Period in accordance with the terms of the Merger Agreement. However, the Shapeways Stockholders in whose names the Earnout Shares are issued at Closing will maintain voting rights related to such shares unless forfeited.

(2)
Excludes 4,110,000 Private Warrants, of which 3,562,000 and 548,000 are held by the Sponsor and EarlyBirdCapital and its designees, respectively, and 500,000 Sponsor Warrants. Under the minimum redemption scenario, if such securities held were exercised and converted into shares of Common Stock, the percentage ownership held or represented by the Shapeways Stockholders, Galileo’s public stockholders, Founder and Representative Shares, and PIPE investors would total 54.1%, 22.0%, 12.0% and 11.9% respectively. Under the maximum redemption scenario, if such securities held were exercised and converted into shares of Common Stock, the percentage ownership held or represented by the Shapeways Stockholders, Galileo’s public stockholders, Founder and Representative Shares, and PIPE investors would total 66.0%, 4.7%, 14.6% and 14.6%, respectively.

Both scenarios assume that there will be an aggregate of 17,400,000 ordinary shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been converted into shares of Common Stock of the Company upon completion of the Business Combination, including the Domestication (except with respect to the 690,000 shares that will be forfeited by the Sponsor at the Closing in accordance with the terms of the Insider Forfeiture Letter).
Both scenarios assume that, at the Closing, an estimated 33,962,838 shares of Common Stock, will be issued to the Shapeways Stockholders, based on the number of shares of Shapeways outstanding on a fully-diluted and as-converted basis as of June 7, 2021 and assuming that, on or prior to the Closing: (i) all of the outstanding Shapeways Convertible Notes have been converted into shares of Shapeways, (ii) all of the Shapeways Options outstanding as of June 7, 2021 that, by their terms would expire prior to the anticipated Closing Date have been exercised in full prior to their expiration or forfeiture, (iii) all of the Shapeways Warrants outstanding as of June 7, 2021 remain outstanding as of the Closing Date and (iv) the Shapeways Preferred Stock Exchange has been completed. This estimated number of shares includes 3,396,284 shares of Common Stock that, after the Closing will be subject to the Earnout Terms, and will be delivered into escrow at the Closing in accordance with the terms of the Merger Agreement. Both scenarios also assume the issuance and sale of 7,500,000 shares of Common Stock to the PIPE Investors upon consummation of the PIPE Investment.
Further, both scenarios (i) assume conversion in full of the Sponsor Note for 500,000 Sponsor Warrants at the Closing but excludes the shares underlying the Public Warrants, the Private Warrants and the Sponsor Warrants; (ii) exclude the shares of Common Stock expected to be reserved for issuance or grant pursuant to the Incentive Plan and the ESPP; (iii) exclude shares of Common Stock underlying securities to be issued to holders of Shapeways Options and Shapeways Warrants at the Closing (including shares of Common Stock underlying Purchaser Options, Purchaser Earnout RSUs, New Purchaser Warrants and Earnout Warrants) and (vi) exclude shares of Common Stock underlying the Transaction Bonus RSUs to be issued to certain Shapeways executives at the Closing, in each case, subject to the terms of the Merger Agreement.
The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are based on the historical financial statements of Galileo and Shapeways. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands, except share and per share amounts)
	Galileo (Historical)	Shapeways (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma Combined (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
ASSETS
Current assets:
Cash and cash equivalents	$456	$7,032	$139,183	A	$201,026	$(114,639)	K	$86,387
			75,000	B
			(17,538)	C
			(3,107)	E
Accounts receivable	—	893	—		893	—		893
Inventory	—	671	—		671	—		671
Promissory note due from related party	—	151	—		151	—		151
Prepaid expenses and other current assets	104	2,608	—		2,712	—		2,712
Total current assets	560	11,355	193,538		205,453	(114,639)		90,814
Cash and marketable securities held in Trust Account	139,183	—	(139,183)	A	—	—		—
Property and equipment, net	—	940	—		940	—		940
Right-of-use assets, net	—	1,250	—		1,250	—		1,250
Goodwill	—	1,835	—		1,835	—		1,835
Other assets	—	175	—		175	—		175
Total assets	$139,743	$15,555	$54,355		$209,653	$(114,639)		$95,014
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$268	$5,253	$(712)	D	$4,809	$—		$4,809
Current portion of long-term debt	—	6,906	(5,000)	D	—	—		—
			(1,906)	E
Convertible promissory note — related party	500	—	(500)	F	—	—		—
Warrant liability	2,260	—	275	F	2,535	—		2,535
Operating lease liabilities, current	—	611	—		611	—		611
Deferred revenue	—	719	—		719	—		719
Total current liabilities	3,028	13,489	(7,843)		8,674	—		8,674
Operating lease liabilities, net of current portion	—	823	—		823	—		823
Long-term debt, net of current portion	—	1,201	(1,201)	E	—	—		—
Total liabilities	3,028	15,513	(9,044)		9,497	—		9,497
Ordinary Shares subject to possible redemption	131,715	—	(131,715)	G	—	—		—
Stockholders’ equity (deficit)
Preference shares / preferred stock	—	2	(2)	H	—	—		—
Ordinary shares / common stock	1	2	1	B	5	(1)	K	4
			1	G
			(2)	H
			3	H
			(1)	I
Additional paid-in capital	5,881	113,183	74,999	B	322,209	(114,638)	K	207,571

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands, except share and per share amounts)
	Galileo (Historical)	Shapeways (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma Combined (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
			(8,625)	C
			5,712	D
			225	F
			131,714	G
			4	H
			(3)	H
			1	I
			(882)	J
Accumulated deficit	(882)	(112,859)	(8,913)	C	(121,772)	—	(121,772)
			882	J
Accumulated other comprehensive loss	—	(286)	—		(286)	—	(286)
Total stockholders’ equity (deficit)	5,000	42	195,114		200,156	(114,639)	85,517
Total liabilities, temporary equity and stockholders’ equity (deficit)	$139,743	$15,555	$54,355		$209,653	$(114,639)	$95,014

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(in thousands, except share and per share amounts)
	Galileo (Historical)	Shapeways (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma Combined (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Revenue, net	$—	$8,789	$—		$8,789	$—	$8,789
Cost of revenue	—	4,660	—		4,660	—	4,660
Gross profit	—	4,129	—		4,129	—	4,129
Operating expenses
Selling, general and administrative	188	2,999	—		3,187	—	3,187
Research and development	—	1,310	—		1,310	—	1,310
Amortization and depreciation	—	34	—		34	—	34
Total operating expenses	188	4,343	—		4,531	—	4,531
Loss from operations	(188)	(214)	—		(402)	—	(402)
Other income (expense):
Interest earned on marketable securities held in Trust Account	24	—	(24)	AA	—		—
Interest expense	—	(151)	—		(151)		(151)
Change in fair value of warrant liabilities	1,192	—	—		1,192	—	1,192
Debt forgiveness	—	2,000	—		2,000	—	2,000
Total other income (expense), net	1,216	1,849	(24)		3,041	—	3,041
Income (loss) before income tax benefit	1,028	1,635	(24)		2,639	—	2,639
Income tax benefit	—	(73)	—		(73)		(73)
Net income (loss)	$1,028	$1,708	$(24)		$2,712	$—	$2,712
Net Income per Share (Note 4):
Weighted average shares outstanding of redeemable ordinary / common shares	13,800,000
Basic and diluted net income per ordinary / common share, redeemable	$0.00
Weighted average shares outstanding of non-redeemable ordinary / common shares — basic	3,600,000	21,333,583			58,172,838		46,811,193
Basic net income per ordinary / common share, non-redeemable	$0.28	$0.08			$0.05		$0.06
Weighted average shares outstanding of non-redeemable ordinary / common shares — diluted					63,971,249		52,609,604
Diluted net income per ordinary / common share, non-redeemable					$0.04		$0.05

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share amounts)
	Galileo (Historical as Restated)	Shapeways (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma Combined (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Revenue, net	$—	$31,775	$—		$31,775	$—	$31,775
Cost of revenue	—	17,903	—		17,903	—	17,903
Gross profit	—	13,872	—		13,872	—	13,872
Operating expenses
Selling, general and administrative	796	10,752	8,625	BB	20,173	—	20,173
Research and development	—	5,592	—		5,592	—	5,592
Amortization and depreciation	—	149	—		149	—	149
Total operating expenses	796	16,493	8,625		25,914	—	25,914
Loss from operations	(796)	(2,621)	(8,625)		(12,042)	—	(12,042)
Other income (expense):
Interest earned on marketable securities held in Trust Account	744	—	(744)	AA	—	—	—
Interest expense	—	(582)	—		(582)	—	(582)
Change in fair value of warrant liabilities	(1,480)	—	—		(1,480)	—	(1,480)
Other income, net	—	6	—		6	—	6
Total other income (expense), net	(736)	(576)	(744)		(2,056)	—	(2,056)
Loss before income tax benefit	(1,532)	(3,197)	(9,369)		(14,098)	—	(14,098)
Income tax benefit	—	(29)	—		(29)	—	(29)
Net loss	$(1,532)	$(3,168)	$(9,369)		$(14,069)	$—	$(14,069)
Net Income (Loss) per Share (Note 4):
Weighted average shares outstanding of redeemable ordinary / common shares	13,800,000
Basic and diluted net income per ordinary / common share, redeemable	$0.05
Weighted average shares outstanding of non-redeemable ordinary / common shares	3,600,000	25,403,048			58,172,838		46,811,193
Basic and diluted net loss per ordinary / common share, non-redeemable	$(0.63)	$(0.12)			$(0.24)		$(0.30)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Basis of Presentation
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Galileo will be treated as the “accounting acquiree” and Shapeways as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Shapeways issuing shares for the net assets of Galileo, followed by a recapitalization. The net assets of Shapeways will be stated at historical cost. Operations prior to the Business Combination will be those of Shapeways.
The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination occurred on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 give pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis of Shapeways as the accounting acquirer.
The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that Galileo believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Galileo believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the historical financial statements and notes thereto of Galileo and Shapeways.
Note 2.   Accounting Policies
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
Note 3.   Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.
The pro forma condensed combined financial information does not include an income tax adjustment. Upon closing of the Business Combination, it is likely that the Combined Company will record a valuation allowance against the total U.S. and state deferred tax assets as the recoverability of the tax assets is uncertain. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Combined Company filed consolidated income tax returns during the periods presented.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:
A.
Reflects the reclassification of marketable securities held in the Trust Account to cash and cash equivalents.

B.
Represents cash proceeds of $75,000,000 from the private placement of 7,500,000 shares of Common Stock at $10.00 per share pursuant to the concurrent PIPE Investment.

C.
Represents estimated transaction costs of $17,538,000 inclusive of advisory, banking, printing, legal and accounting fees that are expensed as a part of the Business Combination and equity issuance costs that are capitalized into additional paid-in capital. Equity issuance costs of $8,625,000 are offset to additional paid-in capital and the remaining balance is expensed through accumulated deficit. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed below.

D.
Represents the conversion of the outstanding principal and related accrued interest of the Shapeways Convertible Notes into shares of Shapeways Series Class E Preferred Stock, par value $0.0001 per share, in contemplation of the Business Combination. Class E Preferred Stock is a component of Shapeway equity interests converted into shares of Common Stock pursuant to the Merger Agreement.

E.
Represents repayment of outstanding Shapeways’ notes payable.

F.
Represents the conversion of the Sponsor Note, at the option of the Sponsor, into 500,000 Sponsor Warrants, with terms equivalent to Galileo’s outstanding Private Warrants, for a purchase price of $1.00 per Sponsor Warrant. As of March 31, 2021, these 500,000 Sponsor Warrants would have an estimated fair value $0.55 per warrant. The difference in aggregate fair value of the warrants compared to the carrying value of the Sponsor Note was recognized as an increase in additional paid-in capital due to the related party nature of the Sponsor.

G.
Reflects the reclassification of approximately $131,715,000 of Ordinary Shares subject to possible redemption to permanent equity.

H.
Represents recapitalization of Shapeways’ outstanding equity and the issuance of 33,962,838 shares of Common Stock to Shapeways shareholders as consideration for the reverse recapitalization.

I.
Represents the forfeiture of 690,000 shares held by the Sponsor, contingent upon the consummation of the Business Combination, pursuant to the Sponsor Forfeiture Letter.

J.
Reflects the reclassification of Galileo’s historical accumulated deficit.

K.
Reflects a scenario in which 11,361,645 Public Shares are redeemed in connection with the Business Combination, for aggregate payments to redeeming Public Shareholders of $114,639,000 (assuming a redemption price of $10.09 per share), allocated to common stock and additional paid-in capital using par value $0.0001 per share. This adjustment is recorded after consideration of the condition to the Closing under the Merger Agreement, which is waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to $100,000,000.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are as follows:
AA.
Reflects elimination of investment income on the Trust Account.

BB.
Reflects the accrual of additional transaction costs incurred subsequent to March 31, 2021. These costs are in addition to

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
transaction costs incurred by Galileo and Shapeways previously recognized in the respective historical statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020. Additional transaction costs are reflected as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations.
Note 4. Net Income (Loss) per Share
Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in the Business Combination have been outstanding for the entirety of all periods presented. If the number of shares of Public Shares described under the “Assuming Maximum Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.
The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of ordinary shares by Public Shareholders at the time of the Business Combination for the three months ended March 31, 2021 and for the year ended December 31, 2020 (amounts in thousands except share and per share amounts):
	For the Three Months Ended March 31, 2021(1)		For the Year Ended December 31, 2020(1)(2)
	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Numerator:
Pro forma net income (loss)	$2,712	$2,712	$(14,069)	$(14,069)
Denominator:
Weighted average shares outstanding of Common Stock — basic	58,172,838	46,811,193	58,172,838	46,811,193
Effect of dilutive securities:
Shapeways Options(3)	5,388,411	5,388,411	—	—
Transaction Bonus RSUs	410,000	410,000	—	—
Weighted average shares outstanding of Common Stock — diluted	63,971,249	52,609,604	58,172,838	46,811,193
Net income (loss) per share:
Basic	$0.05	$0.06	$(0.24)	$(0.30)
Diluted	$0.04	$0.05	$(0.24)	$(0.30)

(1)
Pro forma earnings per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
As the combined company had a net loss on a pro forma combined basis, Shapeways Options, Shapeways Warrants, Transaction Bonus RSUs, Public Warrants, Private Warrants, and Sponsor Warrants had no impact to diluted net loss per share as they are considered anti-dilutive.

(3)
Calculated using treasury stock method.

The following potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
	For the Three Months Ended March 31, 2021		For the Year Ended December 31, 2020
	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Earnout Shares:
Earnout RSUs	638,768	638,768	638,768	638,768
Earnout Warrants	31,799	31,799	31,799	31,799
Warrants:
Public Warrants	13,800,000	13,800,000	13,800,000	13,800,000
Private Warrants(1)	4,896,215	4,896,215	4,896,215	4,896,215

(1)
Includes (i) 500,000 Sponsor Warrants to be issued upon conversion of the Sponsor Note and (ii) 286,215 warrants to be issued to certain Shapeways shareholders.

INFORMATION ABOUT GALILEO
Introduction
Galileo is a blank check company incorporated on July 30, 2019 as a Cayman Islands exempted company for the purpose of effecting an initial business combination.
Significant Activities Since Inception
On October 22, 2019, Galileo consummated the IPO of 13,800,000 units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,800,000 units, at $10.00 per Unit, generating gross proceeds of $138,000,000.
Simultaneously with the closing of the initial public offering, Galileo consummated the sale of 4,110,000 private warrants at a price of $1.00 per private warrant in a private placement to the Sponsor and EBC, generating gross proceeds of $4,110,000.
Transaction costs amounted to $3,187,305, consisting of $2,760,000 of underwriting fees and $427,305 of other offering costs.
Following the closing of the IPO on October 22, 2019, an amount of $138,000,000 ($10.00 per unit) from the net proceeds of the sale of the units in the IPO and the sale of the private warrants was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of approximately six months, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended, or the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.
Fair Market Value of Target Business
Pursuant to NYSE listing rules, the target business or businesses that Galileo acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for Galileo’s initial business combination, although Galileo may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The fair market value of the target will be determined by the Galileo Board based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). Galileo will not be required to obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, as to the fair market value if the Galileo Board independently determines that the target business complies with the 80% threshold. The Public Shareholders will be relying on the business judgment of the Galileo Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section entitled “Proposal 2: The Business Combination Proposal — Satisfaction of 80% Test,” the Galileo Board determined that this test was met in connection with the Business Combination.
If NYSE delists Galileo’s securities from trading on its exchange, Galileo would not be required to satisfy the fair market value requirement described above and could complete a business combination with a target business having a fair market value substantially below 80% of the balance in the Trust Account.
Shareholder Approval of the Business Combination
Galileo is seeking Public Shareholder approval of the Business Combination at the Meeting and, in connection with such meeting, Public Shareholders may redeem their Ordinary Shares for cash in accordance with the procedures described in this joint proxy statement/consent solicitation statement/prospectus. Such redemption rights will be effected under the Current Charter and the laws of the Cayman Islands. Galileo’s Sponsor and its directors and officers have agreed in the Sponsor Letter Agreement (i) to vote the Sponsor Shares and any other Ordinary Shares owned by the Sponsor, or Galileo’s directors and officers, in favor of the Business Combination; and (ii) to not redeem any Ordinary Shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination.
Galileo will complete the Business Combination (or any other proposed initial business combination, if the Business Combination is not completed) only if Galileo has net tangible assets of at least $5,000,001 upon such consummation and, solely if Galileo obtains approval from a majority of the issued and outstanding Ordinary Shares. Galileo chose the net tangible asset threshold of $5,000,001 to ensure that it would avoid being subject to Rule 419 promulgated under the Securities Act. Further, it is a condition to Closing, which Shapeways may waive, that Galileo have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of Galileo’s expenses and liabilities due at the Closing, of an amount equal to $100,000,000. For more information related to this condition, please refer to the section entitled “Risk Factors — Risks Related to Galileo” for more information. If the condition above is (1) not waived by Shapeways; (2) Galileo is unable to satisfy such condition, including with funds from the PIPE Investment, and (3) Galileo is not able to secure additional third-party financing in order to meet the condition, Galileo may not be able to consummate the Business Combination with Shapeways and it may not be able to locate another suitable target prior to October 22, 2021, if at all. Public Shareholders may therefore have to wait until after October 22, 2021 in order to be able to receive a pro rata share of the Trust Account.
Redemption Rights
In connection with the Meeting, Public Shareholders (but not Galileo’s Initial shareholders) may seek to exercise redemption rights with respect to their Public Shares, regardless of whether they vote for or against the Business Combination, for the Redemption Price. Notwithstanding the foregoing, Galileo’s Initial shareholders have agreed, pursuant to the Sponsor Letter with us, not to exercise their rights to redeem any Public Shares held by them for the Redemption Price Account. Redemption rights of Public Shareholders, if properly exercised in the manner described in this joint proxy statement/consent solicitation statement/prospectus will be effected under the Current Charter and Cayman Islands law. At the Meeting, Public Shareholders have the ability to vote against the Business Combination and not seek redemption of their Public Shares.
Galileo’s Initial shareholders, directors and officers will not have redemption rights with respect to any Ordinary Shares owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket. Additionally, the purchasers of the Units will not have redemption rights with respect to any Ordinary Shares owned by them.
Pursuant to Galileo’s Current Charter, a Public Shareholder may request that Galileo redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that Galileo may not redeem such shares to the extent that such redemption would result in Galileo having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.
A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder:
(a)
holds Public Shares or holds Public Shares through units and elects to separate such units into the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares; and

(b)
prior to          , Eastern Time on            , 2021 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Galileo’s Transfer Agent, that Galileo redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.

Holders of units must elect to separate the underlying Public Shares and warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal.
Any request for Redemption, once made by a Public Shareholder, may be not be withdrawn once submitted to Galileo unless the Galileo Board determines (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). You may make such request by contacting Galileo’s Transfer Agent.
Any corrected or changed written demand of redemption rights must be received by Galileo’s Chief Financial Officer two business days prior to the vote taken on the Business Combination at the Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Galileo’s understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Galileo does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Galileo will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Galileo shares for cash and will no longer own these shares following the Business Combination.
If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Galileo warrants. Your Galileo warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Units have waived redemption rights in connection with the Business Combination.
If the initial business combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their Ordinary Shares for the applicable pro rata share of the Trust Account. In such case, Galileo will promptly return any share certificates (if any) and other redemption forms delivered by Public Shareholders.
Limitation on Redemption Rights
In connection with the Business Combination a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking conversion of its shares with respect to more than an aggregate of 15% of the shares sold in the IPO. Galileo believes the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to convert their shares as a means to force us or Galileo’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its conversion rights against an initial business combination if such holder’s shares are not purchased by us or Galileo’s management at a premium to the then-current market price or on other undesirable terms. By limiting Galileo’s shareholders’ ability to convert no more than 15% of the shares sold in the IPO, Galileo believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block Galileo’s ability to complete Galileo’s initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that Galileo has a minimum net worth or a certain amount of cash. However, we would not be restricting Galileo’s shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in the IPO) for or against Galileo’s initial business combination.
Redemption of Public Shares if No Business Combination
If Galileo does not complete a business combination by October 22, 2021, Galileo will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to pay Galileo’s tax obligations and less up to $100,000 of interest we may use for Galileo’s working capital obligations, including any necessary liquidation or dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Galileo’s remaining shareholders and Galileo’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to Galileo’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Prior to such redemption of Public Shares, Galileo would be required to assess all claims that may be potentially brought against us by Galileo’s creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. There can be no assurances that Galileo will properly assess all claims that may be potentially brought against us. As such, Galileo’s shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with Galileo’s search for a target business) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.
Each of Galileo’s initial shareholders and the purchasers of the units have agreed to waive its rights to participate in any liquidation of Galileo’s Trust Account with respect to the Sponsor shares, private shares and Private Placement Warrants. There will be no distribution from the Trust Account with respect to Galileo’s warrants which will expire worthless.
If we are unable to complete an initial business combination and expend all of the net proceeds of Galileo’s IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share distribution from the Trust Account would be approximately $10.09 (based on the Trust Account balance as of June 1, 2021).
The proceeds deposited in the Trust Account could, however, become subject to the claims of Galileo’s creditors which would be prior to the claims of the Public Shareholders. Although Galileo will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against Galileo’s assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of the Public Shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, Galileo’s management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.
Employees
Galileo has two executive officers. These individuals are not obligated to devote any specific number of hours to Galileo matters and devote only as much time as they deem necessary to Galileo’s affairs. Galileo does not intend to have any full-time employees prior to the completion of a business combination.
Legal Proceedings
To the knowledge of Galileo’s management, there is no litigation currently pending or contemplated against Galileo, any of Galileo’s officers or directors in their capacity as such or against any of Galileo’s property.
DIRECTORS, OFFICER, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF GALILEO PRIOR TO THE BUSINESS COMBINATION
Directors and Executive Officers
Galileo’s current directors and executive officers are as follows:
Name	Age	Position
Luca Giacometti	60	Chairman and Chief Executive Officer
Alberto Recchi	47	Chief Financial Officer and Director
Patrick S. Jones	76	Director
Alberto Pontonio	54	Director
Robert Cohen	64	Director
Galeazzo Pecori Giraldi	66	Director
Luca Giacometti, has served as Galileo’s Chairman and Chief Executive Officer since inception, has over 30 years of experience in private equity and as a sponsor of blank check companies, having previously led four blank check companies in Italy. He launched the first blank check company under Italian law in 2011. In 2017 he sponsored Glenalta (merged with CFT S.p.A.), GF in 2015 (merged with Orsero S.p.A.), IPO Challenger in 2014 (merged with Italian Wine Brands S.p.A.), and MII1 in 2011 (merged with SeSa S.p.A.). In 2005 Mr. Giacometti co-founded European Co-investment Partners LLP with Mr. David Smith, one of our strategic advisors, and other former GE Capital colleagues, thereby forming Capital Dynamics’ private equity co-investment business. Capital Dynamics is an independent global private asset management business commanding over $16 billion in assets under management and advisory service arrangements, more than 700 fund investments, over 350 fund general partner relationships and a global footprint of 11 offices. Capital Dynamics is not our affiliate. Mr. Giacometti remains a Senior Adviser to Capital Dynamics, typically working closely with Mr. Smith. He has been an independent director of Digital Magics (DM:XMIL) since 2012. Digital Magics is a large Italian digital incubator, listed on the Milan Stock Exchange, with more than 70 accelerated startups. From 2003 to 2005, he worked at the Ferrero family office in Italy, where he was in charge of its private equity activities. From 1996 to 2002, Mr. Giacometti founded and managed General Electric’s private equity business in Italy. At the time, Mr. Giacometti worked with another one of our strategic advisors, Mr. Giuseppe Recchi. Mr. Giacometti built a private equity portfolio including Cantieri Rodriguez, Nuova Bianchi, Bafin, SM Logistics, Vimercati, GMV Martini MARR and Euralcom, sometimes serving on the board of directors of these companies; Messrs. Giacometti and Smith worked together closely in sourcing, executing and realizing this portfolio. Prior to this, Mr. Giacometti was deputy director of merchant banking at Banca Commerciale Italiana, where he worked on private equity investments in Italian companies including Grove, IMA, and Industrie Ilpea. Prior to joining Banca Commerciale Italiana, Mr. Giacometti worked in the syndications group at Citibank in Milan where he was responsible for the syndication of Italian MBOs. Mr. Giacometti holds a degree in business and economics from the Luigi Bocconi School of Business in Milan. Mr. Giacometti is well-qualified to serve on the Galileo Board due to his extensive blank check company, investment and banking experience.
Alberto Recchi, has served as Galileo’s Chief Financial Officer and one of Galileo’s Directors since inception, has over 15 years of experience in corporate and leveraged finance, mergers and acquisitions, and principal investing, in both the North American and Western European markets. In 2019, he founded Ampla Capital, a merchant bank, based in New York, which focuses on proprietary direct co-investments, in both established and growth-oriented SMEs in the North American and Western European markets. Previously, from 2016 to 2019, he was a Managing Director at MC Square Capital, a co-investment platform and cross-border boutique merchant bank. Prior to this, Mr. Recchi spent 12 years at Credit Suisse, where he worked in the Private Banking and Wealth Management Division in London for three years, advising corporate treasury departments, single and multi-family offices, ultra-high net worth individuals, across all product offerings, including direct investments, asset management, custody, corporate finance, structured finance, and private wealth management. Prior to that he worked in the Investment Banking Division for nine years, advising financial initial shareholders in the U.S. and E.U., structuring and executing LBOs, IPOs and M&A deals, based in New York first and London thereafter. During his tenure at Credit Suisse, Mr. Recchi developed a network of relationships with single and multi-family offices, and with private equity players in North America and Western Europe. He is the brother of one of our strategic advisors. Mr. Recchi holds B.S. and M.S. degrees in Aerospace Engineering from the Polytechnic of Turin, Italy. He also holds an M.B.A. from Columbia Business School as well as an M&A Certificate of Mastery issued by the New York Institute of Finance. Mr. Recchi is well-qualified to serve on the Galileo Board due to his extensive investment and finance background in both the U.S. and Western Europe.
Patrick S. Jones, has served as one of Galileo’s Directors since October 2019, is a private investor with considerable independent board member experience with a variety of technology companies. He currently serves as audit committee chairman and independent board member for Talend SA (TLND:NASDAQ), a SaaS software company, since 2015 and an independent board member of Itesoft SA (ITE.PA:PARIS), a software company, since 2014. Previously, from 2007 to 2017, he was Chairman of the Board of Lattice Semiconductor (LSCC:NASDAQ), Chairman of the Board of InsideSecure (INSD.PA:PARIS) (now Verimatrix), Chairman of the Board of Dialogic (DLGC:OTC), Chairman of the Board of Epocrates (EPOC:NASDAQ), and has served on other boards including Fluidigm (FLDM:NASDAQ), Openwave Systems (UPIP:NASDAQ) and Novell (NOVL:NASDAQ). Prior to this, he was Senior Vice President and Chief Financial Officer for Gemplus SA, where he worked closely with Mr. David Smith, one of our strategic advisors, who also served on Gemplus’s board of directors, audit committee and IPO committee prior to the company’s initial public offering, representing shareholder GE Capital. Prior to this, Mr. Jones was Vice President of Finance — Corporate Controller for Intel Corp (INTC:NASDAQ). Mr. Jones has an undergraduate degree from the University of Illinois, and an MBA from Saint Louis University. Mr. Jones is well-qualified to serve on the Galileo Board due to his extensive investment and board experience.
Alberto Pontonio, has served as one of Galileo’s Directors since October 2019 and has over 25 years of experience in the financial services industry in both the US and European markets. In January 2019, he joined Raymond James as a financial advisor, based in Miami. Prior to this, from 2015 to December 2018, he traded Equity Index futures. In 2009, he co-founded Censible, an automated investment platform that allows individual investors to align their investments with their personal interests and social values. Previously, Mr. Pontonio worked for Espirito Santo Investment Banking, was a Managing Director at Bear Stearns in London, and worked at Merrill Lynch, in New York and then in London, as a Director in the Institutional Equity department. Mr. Pontonio started his career in New York at Cowen & Co. He holds a B.A. in economics from the Catholic University in Milan, Italy. Mr. Pontonio also currently serves as an independent board member for Americas Technology Acquisition Corp. (NYSE: ATA.U), a special purpose acquisition company, since December 2020. Mr. Pontonio is well-qualified to serve on the Galileo Board due to his extensive experience in the financial services industry in both the US and European markets.
Robert Cohen, has served as one of Galileo’s Directors since October 2019 and has 37 years of experience in investment banking and financial services around the world. In 2007, he founded Cohen Brothers, an international fund placement agent, raising capital across all main private asset fund strategies for fund manager clients in the US, Europe and Asia. From 2000 to 2007, he held chief executive positions at Deutsche Bank and Schroder fund management businesses in France. From 1998 to 2000, he was a director and executive board member of J. Henry Schroder & Co. in London in structured investments, a vice president at Natixis in Equity Capital Markets, a deputy chief financial officer in Barclay’s France group specialized credit division and a senior auditor at Ernst & Young Paris, where he started his career. He holds the Ecole des Hautes Etudes Commerciales diploma (MBA), Jouy en Josas, France and was a board member of AFG, the French fund management professional association. Mr. Cohen is well qualified to serve on the Galileo Board given his extensive executive, board, audit and private and public company experience.
Galeazzo Pecori Giraldi, served as one of Galileo’s strategic advisors from October 2019 until March 2021, when he began his service as one of Galileo’s Directors. He is Chairman of the Board of Hedge Invest SGR, an Italian independent asset management company specialized in the creation and management of alternative investments with over €1 billion AUM. Previously, he was the Global Head of Private Investment Banking at Société Générale, based in Paris, responsible for relationships with major holding companies and family offices for Europe and the Middle East. He was also Deputy Chairman of the Investment Banking Committee and Member of the European Strategic Committee. Prior to this, he spent 24 years at Morgan Stanley as Vice Chairman Europe, Chairman and Chief Executive Officer of Italy & Switzerland, Member of the Global Investment Committee of MSREF (real estate funds). He also spent seven years at Citibank in London at the start of his banking experience. He has served on the Advisory Board of Bridgepoint Capital since 2007 and served as an independent Deputy Chairman at Clessidra SGR (Italian mid-cap private equity) until June 2019. He also serves as member of the board of non-profit organizations FAI (National Trust) and Accenture Foundation. Mr. Pecori Giraldi graduated with a degree in international law from Padua University and attended graduate courses in Business Economics at Cambridge and Harvard Universities. Mr. Pecori Giraldi is well qualified to serve on the Galileo Board given his extensive experience in the financial services industry in both the US and European markets.
The Galileo Board is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a two-year term. The term of office of the first class of directors, consisting of Messrs. Recchi, Cohen and Jones, will expire at its first annual meeting of shareholders. The term of office of the second class of directors, consisting of Messrs. Pontonio and Giacometti, will expire at the second annual meeting of shareholders. In accordance with NYSE corporate governance requirements, Galileo is not required to hold an annual meeting until one full year after our first fiscal year end following our listing on the NYSE. Galileo’s officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. The Galileo Board is authorized to appoint persons to the offices set forth in our memorandum and articles of association as it deems appropriate. Galileo’s memorandum and articles of association provide that its officers may consist of a Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.
Director Independence
The Galileo Board has determined that each of Messrs. Cohen, Jones, Pecori Giraldi and Pontonio are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Galileo will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to it than could be obtained from independent parties. Any related-party transactions must also be approved by Galileo’s audit committee and a majority of disinterested independent directors.
Audit Committee
Galileo’s audit committee consists of Messrs. Cohen, Jones and Pecori Giraldi, and Mr. Jones chairs the audit committee. The audit committee’s duties, which are specified in Galileo’s Audit Committee Charter, include, but are not limited to:
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the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

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pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Financial Experts on Audit Committee
The audit committee will at all times be composed exclusively of  “independent directors” who are “financially literate” as defined under the NYSE listing standards. The NYSE listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.
In addition, Galileo must certify to the NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Galileo Board has determined that Messrs. Cohen, Jones and Pecori Giraldi each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee consists of Messrs. Cohen, Jones and Pontonio. Mr. Pontonio serves as chair. The primary purposes of our nominating and corporate governance committee is to assist the board in:
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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

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developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.

Compensation Committee
The Galileo Board has established a compensation committee. Messrs. Cohen, Jones and Pontonio serve as members of ifs compensation committee. Under the NYSE listing standards and applicable SEC rules, Galileo is required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Cohen, Jones and Pontonio are independent and Mr. Cohen chairs the compensation committee.
Galileo has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

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reviewing on an annual basis our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee must consider the independence of each such adviser, including the factors required by the NYSE and the SEC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF GALILEO
The following discussion and analysis of Galileo’s financial condition and results of operations should be read in conjunction with Galileo’s audited financial statements and the notes related thereto included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.
Overview
Galileo is a blank check company formed on July 30, 2019 for the purpose of effecting an initial businesses combination. Galileo intends to effectuate its initial business combination using cash from the proceeds of the IPO and the sale of the Units, Galileo’s capital stock, debt or a combination of cash, stock and debt.

Galileo expects to continue to incur significant costs in the pursuit of our acquisition plans. Galileo cannot assure Public Shareholders that the Galileo Board’s plans to complete a business combination will be successful.
Recent Developments
On April 12, 2021, the staff of the SEC issued a statement (the “SEC Staff Statement”), wherein the SEC Staff expressed its view that certain terms and conditions common to special purpose acquisition company (“SPAC”) warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Galileo’s warrants. As a result of the SEC Staff Statement, during April and May 2020, Galileo reevaluated the accounting treatment of its warrants, which, since issuance on October 22, 2019, were accounted for as equity within our balance sheet. After discussion and evaluation, including with our independent auditors, pursuant to the guidance in ASC 815, Derivatives and Hedging (“ASC 815”), Galileo determined the private warrants should be classified as derivative liabilities measured at fair value on its balance sheet, with any changes in fair value to be reported each period in earnings on its statement of operations. Following such discussion and evaluation, Galileo, in consultation with its Audit Committee, concluded that its previously issued financial statements for the year ended December 31, 2020 should be restated because of a misapplication in the guidance around accounting for the private warrants, and should no longer be relied upon. As a result, Galileo determined that it was appropriate to restate Galileo’s previously issued audited financial statements as of and for the period from July 30, 2019 (inception) to December 31, 2019 and for the year ended December 31, 2020, which restatement is reflected in the amendment to Galileo’s annual report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on May 26, 2021. As a result of the recurring fair value measurement, Galileo’s financial statements may fluctuate quarterly, based on factors, which are outside of its control. Due to the recurring fair value measurement, Galileo expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material.
On April 28, 2021, Galileo entered into the Merger Agreement with Shapeways, Merger Sub, the Sponsor, in the capacity as the representative of the stockholders of Galileo (other than the Shapeways Securityholders) from and after the Closing (in such capacity, the “Purchaser Representative”), and the Seller Representative, in the capacity as the representative of the Shapeways Stockholders from and after the Closing of the Transaction.
Results of Operations
Galileo has neither engaged in any operations nor generated any revenues to date and its only activities from inception to March 31, 2021 were organizational activities, those necessary to prepare for the initial public offering, described below, and identifying a target company for an initial business combination. Galileo does not expect to generate any operating revenues until after the completion of our initial business combination. Galileo generates non-operating income in the form of interest income on marketable securities held in the Trust Account. Galileo incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing an initial business combination.
For the three months ended March 31, 2021, Galileo had a net income of $1,028,313, which consists of general and administrative costs of $187,536, offset by interest income on marketable securities held in the Trust Account of $23,949 and a change in the fair value of warrant liabilities of $1,191,900.
For the three months ended March 31, 2020, Galileo had a net income of $1,291,894, which consisted of interest income on marketable securities held in the Trust Account of $546,631 and a change in the fair value of warrant liabilities of $945,300, offset by operating and general and administrative costs of $200,037.
For the year ended December 31, 2020, Galileo had a net loss of $1,531,192, which consisted of general and administrative costs of $795,613 and a change in the fair value of warrant liabilities of $1,479,600, offset by interest income on marketable securities held in the trust account of $744,021.

For the period from July 30, 2019 (inception) through December 31, 2019, Galileo had a net loss of $378,919, which consisted of interest income on marketable securities held in the trust account of $414,479 offset by general and administrative costs of $176,898 and a change in the fair value of warrant liabilities of $616,500.
For the year ended December 31, 2020, cash used in operating activities was $587,232. Net loss of $1,531,192 was reduced by interest earned on marketable securities held in the trust account of $744,021. A change in the fair value of warrant liabilities of $1,479,600 and changes in operating assets and liabilities provided $587,232 of cash for operating activities.
For the period from July 30, 2019 (inception) through December 31, 2019, cash used in operating activities was $231,770. Net loss of $378,919 was affected by interest earned on marketable securities held in the trust account of $414,479, a change in the fair value of warrant liabilities of $616,500, transaction costs allocable to warrant liabilities of $4,078, formation costs paid by the Sponsor of $5,000 and changes in operating assets and liabilities, which used $63,950 of cash from operating activities.
Liquidity and Capital Resources
On October 22, 2019, Galileo consummated its initial public offering of 13,800,000 units, which included the full exercise by the underwriters of the over-allotment option to purchase an additional 1,800,000 units, at $10.00 per unit, generating gross proceeds of $138,000,000. Simultaneously with the closing of the IPO, Galileo consummated the sale of 4,110,000 private warrants to the sponsor and EBC, at a price of $1.00 per private warrant, generating gross proceeds of $4,110,000.
Following the initial public offering, the exercise of the over-allotment option and the sale of the private warrants, a total of $138,000,000 was placed in the Trust Account. Galileo incurred $3,187,305 in transaction costs, including $2,760,000 of underwriting fees and $427,305 of other offering costs.
For the three months ended March 31, 2021, cash used in operating activities was $168,573. Net income of $1,028,313 was offset by interest earned on marketable securities held in the Trust Account of $23,949, a change in the fair value of warrant liabilities of $1,191,900, and changes in operating assets and liabilities, which used $18,963 of cash from operating activities.
For the three months ended March 31, 2020, cash used in operating activities was $258,550. Net income of $1,291,894 was offset by interest earned on marketable securities held in the Trust Account of $546,631, a change in the fair value of warrant liabilities of $945,300, and changes in operating assets and liabilities, which used $58,513 of cash from operating activities.
For the year ended December 31, 2020, cash used in operating activities was $587,232. Net loss of $51,592 was reduced by interest earned on marketable securities held in the Trust Account of $744,021. Changes in operating assets and liabilities provided $587,232 of cash for operating activities.
For the period from July 30, 2019 (inception) through December 31, 2019, cash used in operating activities was $231,770. Net income of $241,659 was affected by interest earned on marketable securities held in the Trust Account of $414,479, formation costs paid by the Sponsor of $5,000 and changes in operating assets and liabilities, which used $63,950 of cash from operating activities.
As of June 1, 2021, Galileo had investments and cash held in the Trust Account of approximately $139.2 million. Galileo intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our initial business combination. To the extent that Galileo’s share capital is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of June 1, 2021, Galileo had approximately $456,300 in cash and may not have sufficient liquidity to fund its working capital needs. Galileo intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.
In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If Galileo complete an initial business combination, Galileo would repay such loaned amounts. In the event that an initial business combination does not close, Galileo may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,000,000 of such loans may be convertible into warrants identical to the private warrants, at a price of $1.00 per warrant at the option of the lender.
On December 14, 2020, Galileo entered into the Sponsor Note with its Sponsor, pursuant to which, the Sponsor agreed to loan Galileo up to an aggregate principal amount of $500,000. The Note is non-interest bearing and payable upon the date on which an initial business combination is consummated. If Galileo does not consummate an initial business combination, Galileo may use a portion of any funds held outside the Trust Account to repay the Note; however, no proceeds from the Trust Account may be used for such repayment. Up to $500,000 of the Note may be converted into warrants at a price of $1.00 per warrant at the option of our sponsor. The warrants would be identical to the private warrants. As of December 31, 2020, the outstanding balance under the Note amounted to an aggregate of $500,000.
Off-Balance Sheet Financing Arrangements
Galileo has no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2020. Galileo does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Galileo has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
Galileo does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.
Galileo has an agreement to pay an affiliate of our Chief Financial Officer a monthly fee of $3,000 for office space, utilities and secretarial and administrative support to the Company. Galileo began incurring these fees on October 17, 2019 and will continue to incur these fees monthly until the earlier of the completion of an initial business combination and the Company’s liquidation.
Pursuant to the Business Combination Marketing Agreement entered into by Galileo and EBC in connection with the IPO, a transaction fee equal to 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000, up to 25% of which may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination (the “EBC Transaction Fee”), will be payable to EBC upon consummation of the Business Combination. At the Closing, EBC shall also be reimbursed for reasonable costs and expenses associated with services performed in connection with the IPO, up to an aggregate amount of $20,000.
In connection with the Business Combination, on April 26, 2021, Galileo entered into capital markets advisory agreements (the “Capital Markets Advisor ELs”) with Needham and Craig Hallum with, pursuant to which a capital markets advisory fee (collectively, the “Capital Markets Advisory Fees”) will be payable to each of Needham and Craig Hallum at, and contingent upon, the Closing. The Capital Markets Advisory Fees, in aggregate, will constitute 25% of the EBC Transaction Fee pursuant to the Business Combination Marketing Agreement. Additionally, pursuant to the terms of the Capital Markets Advisor with Needham, at the Closing, Needham will be reimbursed for reasonable out-of-pocket costs and expenses not to exceed $10,000 (including fees and disbursements to legal counsel). Accordingly, Needham and Craig Hallum have an interest in Galileo completing the Business Combination because, if the Business Combination or another business combination, is not consummated, Needham and Craig Hallum will not receive the Capital Markets Advisory Fees and Needham will not be reimbursed for expenses pursuant to its Capital Markets Advisor EL with Galileo.
Pursuant to the Stifel Engagement Letter, a placement fee (the “Placement Fee”) equal to 4.0% of the gross proceeds to Galileo from the PIPE Investment, excluding proceeds from PIPE Investors that were Shapeways Stockholders as of the date they entered into Subscription Agreements and excluding proceeds from Stifel or any of its affiliates, will be payable to Stifel upon consummation of the PIPE Investment. Additionally, the Stifel Engagement Letter requires Galileo to reimburse Stifel for reasonable out-of-pocket expenses, not to exceed $25,000 in the aggregate, regardless of whether the PIPE Investment is consummated. Accordingly, Stifel has an interest in the Company completing the PIPE Investment and the Business Combination because, if the PIPE Investment is not consummated, Stifel will not receive the Placement Fee.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Galileo has identified the following critical accounting policies:
Warrant Liability
We account for the private warrants issued in connection with our Initial Public Offering in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the private warrants as liabilities at their fair value and adjust the private warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the private warrants was estimated using a Binomial Lattice Model.
Ordinary Shares Subject to Redemption
Galileo accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Galileo’s ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ equity section of our balance sheets.
Net Loss Per Ordinary Share
Galileo applies the two-class method in calculating earnings per share. Net income per ordinary share, basic and diluted for redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of redeemable ordinary shares outstanding since original issuance outstanding for the period. Net loss per ordinary share, basic and diluted for non-redeemable ordinary shares is calculated by dividing the net income (loss), less income attributable to redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the period.
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on Galileo’s financial statements.

INFORMATION ABOUT SHAPEWAYS
Unless otherwise indicated or the context otherwise requires, references in this section to “Shapeways,” “we,” “us,” “our” and other similar terms refer to Shapeways, Inc. and its subsidiaries prior to the Business Combination, which will be the business of Shapeways Holdings, Inc. and its consolidated subsidiaries after giving effect to the Business Combination.
Our Mission
Shapeways enables digital manufacturing at scale by combining high quality, flexible on-demand manufacturing with purpose-built proprietary software.
Company Overview
Shapeways is a leading digital manufacturer combining high quality, flexible on-demand manufacturing with purpose-built proprietary software to offer customers an end-to-end digital manufacturing platform on which they can rapidly transform digital designs into physical products. Our manufacturing platform offers customers access to high quality manufacturing from start to finish through automation, innovation and digitization. Our proprietary software, wide selection of materials and technologies, and global supply chain lower manufacturing barriers and accelerate delivery of manufactured parts from prototypes to finished end parts. We combine deep digital manufacturing know-how and software expertise to deliver high quality, flexible on-demand digital manufacturing to a range of customers, from project-focused engineers to large enterprises.
Based in New York City, we were founded in 2008 and have two manufacturing facilities, one in Long Island City, New York and the other in Eindhoven, the Netherlands. In addition, as of March 31, 2021, we had over 50 strategic supply chain partners who provide incremental capacity and production technologies to help us scale with customer demand and support us in efficiently launching new materials and manufacturing technologies. These strategic partners were responsible for approximately 33% of our revenue in 2020, and approximately 36% of our revenue for the three months ended March 31, 2021.
We support our customers through the design, pre-production, manufacturing and delivery process across a range of industries, materials, part volumes and delivery options. Our software is deeply integrated with our customers’ workflows and often is mission critical to their businesses. We believe our manufacturing platform is highly scalable, having delivered to date over 21 million parts to one million customers in over 160 countries. Our platform is agnostic as to manufacturing hardware, materials and design software providers. Today, we utilize 11 additive manufacturing technologies to produce parts in more than 90 materials and finishes.
We use our proprietary software to automate production that passes through the Shapeways manufacturing platform. Our software supports ordering, part analysis, manufacturing planning, pre-production and manufacturing. This software enables Shapeways to offer high quality, low-volume, complex part production. In an environment increasingly focused on mass customization and speed of part delivery, our core competency in low-volume, high-mix production at scale appeals to customers.
In 2020, we launched Powered by Shapeways, software that enables other manufacturers the ability to leverage Shapeways’ existing end-to-end manufacturing software to scale their businesses and shift to digital manufacturing. Shapeways’ software offers improved customer accessibility, increased productivity and expanded manufacturing capabilities for its customers. We intend to further commercialize our software as part of our goal to accelerate digital transformation across the manufacturing ecosystem. We believe our software can transform manufacturers globally by easing the digital transformation by traditional manufacturers, particularly small- to medium-sized manufacturers that are not able to invest the capital and time necessary to digitize their processes.
We believe the digital manufacturing industry is at an inflection point. According to industry research, the global digital manufacturing market, which includes spending on low-volume high-mix part manufacturing across all manufacturing technologies, is expected to grow from $39 billion in 2020 to $120 billion in 2030 by disrupting the massive global manufacturing market which is slow, manual and rigid. This is fueled by the additive manufacturing industry, which is experiencing a transformation due to significant advancements in hardware technologies, innovation in materials, and the adoption of software to increase speed, lower cost and achieve higher flexibility. With our purpose-built proprietary software, we believe Shapeways is uniquely positioned to empower adoption of digital manufacturing on a global scale.
Industry Opportunity
Digital Manufacturing Can Generate Significant Value.
According to industry sources, digital manufacturing can result in a 20 – 50% reduction in time to market, 45 – 55% improved labor efficiency and 30 – 50% reduction in total machine downtime relative to traditional manufacturing. Despite these efficiencies, businesses pursuing digital manufacturing solutions often face significant barriers to adopting these technologies, primarily due to high upfront costs, ongoing operating costs, and lack of experience operating digital manufacturing systems. Changing customer needs including the ability to bring products to market faster, minimizing upfront investment, greater flexibility in the supply chain, lack of appropriate manufacturing technology and materials, and the shift towards mass customization are not being met by traditional manufacturing. Existing manufacturing software is focused on mass production and limits the ability to shift to low-volume, high-mix production at scale. Making the shift to digital manufacturing requires significant investment in the development of software, which existing manufacturers are not capable of with their existing resources and knowhow.
Digital Manufacturing Addresses Many of the Pain Points of Traditional Manufacturing.
Traditional manufacturing processes have various limitations relating to cost structure, design restrictions, time-to-market and material waste. Digital manufacturing applies technology across the product lifecycle — from design to production to servicing — to help improve efficiency and optimize supply chains. Digital manufacturing enables the continuous exchange of information between digital design and physical processing, allowing manufacturers to reduce time-to-market and realize cost savings as production often requires fewer iterations. Digital manufacturing reduces the reliance on manual processes, allowing for more streamlined processes and improvements across manufacturing organizations. Integrated manufacturing facilities allow for real-time process feedback, creating greater visibility, advanced process control and quicker error remediation. The use of computer-aided-design (CAD) software allows for revisions to design specifications and testing prior to sourcing and production, often resulting in savings in materials costs and production rounds. Beyond the efficiency benefits, digital manufacturing is gaining viability amongst manufacturers as it addresses customers’ shifting requirements around low-volume production, mass customization and supply chain optimization.
Limited End-to-End Digitization in Manufacturing.
Digital maturity is currently limited within the manufacturing industry. Manufacturers often cite organizational resistance, available capital or lack of technology expertise as hindrances to digital transformation. Innovation, however, is not new to the industry and has been prolific in the recent decades. Since the 1990s, manufacturers have adopted process automation and new techniques such as lean manufacturing. In the early 2000s, their focus shifted to flexible processes, supply chain integration and further automation. The next stage in this transformation is digital and involves making manufacturing processes more intelligent. With over 10 million manufacturers globally only 6% are digitized today, according to industry sources. The majority of those manufactures are small- to medium-sized manufacturers that are not able to invest the capital and time investments necessary to digitize their end-to-end manufacturing processes.
Additive Manufacturing Innovation Accelerating Shift to Finished Part Production.
Additive Manufacturing is a key enabler to digital manufacturing, since it is a manufacturing technology well suited for low volume, complex manufacturing. Yet despite the benefits of additive manufacturing relative to traditional manufacturing, the transition from design and prototyping applications to finished part production has been gradual. Advancements in processes, hardware, materials and software have enhanced the viability of additive manufacturing for end-part production. Legacy patent expiration has enabled new hardware innovation, which has delivered improved speed, accuracy and quality. Hardware manufacturers have embraced an “open material” model, which provides third-party material providers more freedom to innovate. Consequently, large materials manufacturers have invested in materials development and available materials alternatives have increased over time. Shapeways estimates that thousands of new materials will be released in the next several years compared to the few hundreds of materials that are in use today. This will enable new end part applications and market innovation, and accelerate the adoption of finished, end-use production parts. Pressures on global supply chains have also encouraged manufacturers to need to transition from a “made-to-stock” to a “made-to-order” manufacturing model, in order to reduce inventory costs.
Our Strategy
The key elements of our strategy for growth are:
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Expand Materials Offering.   Our materials portfolio has historically been focused on polymers. We will continue to expand our polymers offerings while adding capabilities in industrial metals, composites and ceramics. We believe that by expanding our materials capabilities and offering a comprehensive and innovative materials portfolio, we will be able to unlock additional opportunities in key markets such as industrial, medical, automotive and aerospace.

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Build a Diverse, Global Customer Base.   Our customers today include businesses of all sizes, ranging from small and medium enterprises to Fortune 500 organizations, and span many industries, including aerospace, robotics, consumer products, architecture, gaming, jewelry and medical devices. We have historically served customers based largely in North America and Europe, but we believe there is considerable opportunity to expand into other markets, including Asia, in particular, given the significant levels of manufacturing output in countries such as China, Japan, South Korea, Taiwan and India. We aim to leverage our supply chain partners globally to help us serve customers in areas in which we currently do not have a geographic footprint. As we continue to add customers, we may consider adding our own manufacturing capabilities to serve customers outside of North America and Europe.

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Expand Within and Beyond Additive Manufacturing.   We will continue to expand our reach within additive manufacturing through new hardware and materials capabilities. We also plan to expand into other digital manufacturing technologies such as computer numerical control (CNC), injection molding and sheet metal, all of which are generally suited to complex, low-volume part production. As our customers scale in volume, they often graduate into these traditional methods; therefore, we believe adding these capabilities will allow us to capture a larger portion of customer spend and grow with our customers. We plan to leverage our outsourced supply chain partners to support these manufacturing capabilities while we focus our internal manufacturing capabilities on additive manufacturing.

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Further Commercialize Software Offering.   We believe there are opportunities to expand revenue from our software offering. We recently deployed software offerings which we collectively refer to as Powered by Shapeways to certain design partners to test the software with the goal of creating a white-labeled version of this software that we can license to other manufacturers. We believe that offering this software to other manufacturers will enable us to generate future .

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Target Strategic M&A and Partnership Opportunities.   The manufacturing industry is highly fragmented, with many niche additive manufacturers focused on specific geographies, end-markets, hardware technologies and materials, but many of these manufacturers have not implemented software to fully digitize their manufacturing process and complete their digital transformation. With increased resources following the Business Combination, we expect to be able to take advantage of potential future opportunities, to grow inorganically by acquiring companies that we believe can help us accelerate our investment in new hardware, materials, and finishing capabilities, as well as new geographies and vertical markets. We believe our expertise in both software and manufacturing makes us well positioned to evaluate such opportunities as they become available in the future. provides a unique opportunity for consolidation.

Our Competitive Strengths
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High quality, flexible on-demand manufacturing with proprietary purpose-built software.   Our manufacturing platform adjusts to customers’ needs to optimize for speed, cost and quality. Our platform is designed to be highly configurable to meet the needs of our customers and suited for industrial-grade, high quality, low-volume, complex one-part production at scale. We offer high quality, flexible on-demand manufacturing services to deliver finished end parts to our customers in days instead of the weeks or months that are required by traditional manufacturers.
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Platform scalability and quick adaptability to market shifts.   We do not depend on the success of any one hardware provider, manufacturing technology, or materials vendor. Our software is designed to be highly configurable and integrate easily with new hardware technologies and materials allowing us to adapt and shift in market changes. We expect to continue adding new hardware providers, manufacturing technologies and materials. We believe that we will benefit from the innovation in hardware and materials across the additive manufacturing market, which will allow us to offer even more materials to our customers.

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Enabling platform adoption across customer types and industries.   Our customer base is diversified across sizes, industries and geographies. Unlike hardware providers, we have the opportunity to capture business from small to medium sized manufacturers that are unlikely to invest the capital required to deploy and support their own digital manufacturing capabilities.

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Experienced management team with strong investor support.   Our leadership team has decades of category and operational experience, including our engineering, sales and manufacturing teams. We have a proven history in successfully operating and scaling businesses with experience in both technology and manufacturing. Investors with deep domain expertise have supported our business, providing resources and knowledge in the development of our end-to-end digital manufacturing platform and underlying software.

Our Platform
Shapeways Digital Manufacturing Platform
We offer a broad set of digital manufacturing tools and services to help customers innovate faster, lower costs and scale more efficiently. Our end-to-end digital manufacturing platform is differentiated through four key areas, design, production, post-production, and scale and is powered by our proprietary, purpose-built software:
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Design.   We provide our customers with advanced design technology and services to help correct and optimize their files to enable successful manufacturability. Through our software and in-house experts, we assist with file optimization, file correction, material and technology consultation, and prototyping. We also review digital files so they are optimized for materials, strength, structure, and cost, working closely with our customers to ensure quality and end-user satisfaction. Finally, we offer custom rapid-prototyping services that can accelerate product development by allowing our customers to iterate designs both virtually and physically prior to production.

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Production.   Through Shapeways’ digital manufacturing platform, our customers have access to numerous innovative additive manufacturing hardware technologies and materials. We built our platform with process visibility and quality in mind, and we offer our customers the ability to track production via real-time dashboards. Our manufacturing technology is able to deliver thousands of unique parts per day with the ability to track by machine, material, operator, and process. Shapeways production capabilities include 11 hardware technologies and over 90 materials and finishes. A subset of those capabilities are shown below.

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The below table shows 10 common materials offered by Shapeways and the 10 types of technology that are used to manufacture end parts using the material, in each case as of March 2021.

Name	Material	Technology
Accura 60, Accura Xtreme, Accura Xtreme 200	Accura 60, Accura Xtreme, Accura Xtreme 200	SLA
Fine Detail Plastic	Visijet M3 Crystal	MJP
MJF Plastic PA12, PA12GB	Nylon 12, Nylon 12 Glass Bead Filled	MJF
PA11, TPU, Versatile Plastic	Nylon 11, Thermoplastic Polyurethane, Nylon 12	SLS
Multi-Color Polyjet	Vero	Polyjet
Sandstone	Gypsum	Binder jetting SLS
EPU 40, RPU 70, UMA 90	Elastomeric Polyurethane, Rigid Polyurethane, Urethane Methacrylate	DLS
Aluminum	Aluminum	DMLS
Steel, Stainless Steel 316L	420 Steel / Bronze (60:40),Stainless Steel 316L	Binder Jetting
Bronze, Brass, Copper, Gold Plated Brass, Gold, Platinum, Rhodium Plated Brass, Silver	Wax Casting	Casting

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Post-Production.   Our post-production services are designed to ensure our manufactured products are ready for delivery to our customers’ end customers. We offer advanced finishing, including painting, polish, chemical treatment, color and metal plating, as well as performance and fit testing, quality checks and assembly for finished end-parts. We also offer custom-branded packing and fulfillment. Shapeways has high quality, low-volume production with a 30-day average of approximately 99% on-time delivery globally, as of February 2021 with less than a 1% customer complaint rate for the three months ended December 31, 2020. By shipping products directly to our customers’ end customers, we can help reduce the potential for issues related to order fulfillment.

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Scale.   Our Application Programming Interface (API) integrations allow us to easily scale and grow with our customers’ businesses. With our API integrations, customers can seamlessly integrate custom websites or web applications into the Shapeways platform, enabling them to efficiently scale and leverage our fulfillment capability. We also have integrations with leading third party e-commerce providers, allowing our customers who sell consumer-facing goods to connect their stores directly to the Shapeways platform. Further, our customers have access to our service and support teams, who provide them with deep domain expertise in digital manufacturing technology, materials and production processes.

Shapeways Software — Powered by Shapeways
In 2020, we began offering Powered by Shapeways, software that enables other manufacturers to leverage Shapeways’ existing end-to-end manufacturing software to scale their businesses and shift to digital manufacturing. Shapeways’ software positions our customers to experience improved customer accessibility, increased productivity and expanded manufacturing capabilities. We intend to further commercialize our software as part of our goal to accelerate digital transformation across the manufacturing ecosystem. We believe our software can transform manufacturers globally by easing adoption of digital manufacturing by traditional manufacturers, particularly small- to medium-sized manufacturers that are not able to invest the capital and time necessary to digitize their processes. To date we have not derived material revenue from this offering.
Powered by Shapeways enables our software customers to leverage Shapeways’ end-to-end manufacturing software and manufacturing capability to scale their business and shift to digital manufacturing. Through Powered by Shapeways, software customers can leverage our technology for capabilities such as file-upload, instant pricing, custom checkout, file optimization and manufacturing fulfillment. Software customers can also leverage our software platform to launch new hardware or materials offerings. This solution provides our software customers with the ability to maintain their branding while also providing them access to Shapeways’ end-to-end manufacturing software for their own manufacturing needs. Our platform is differentiated through sales enablement, fulfillment management and supply and demand development, and it includes features for ordering, analysis, planning, pre-production and manufacturing.
We add value to our software customers and their customers primarily through five key points in the manufacturing workflow:
Ordering.   Our software enables customized order intake. We offer secure upload and immediate pricing through automated configuration of model, material, finish, and fulfillment requirements. Our software supports customers through the product lifecycle with features for direct checkout and order management to simplify manufacturing status monitoring, sales tracking, and repeat ordering. Files that are uploaded can be saved to a digital inventory, allowing the customer to facilitate future orders.
Analysis.   Currently approximately 80% of files that are uploaded to Shapeways’ platform must be revised for successful manufacturability. Our software provides automated printability analysis, including file correction and optimization, and can automatically correct common issues with 3D models. If the file is determined to be unprintable based on model geometry, past print successes, and material guidelines, our software enables automated workflows to communicate feedback and printability issues with the customer and offer them paths for resolution.
Planning.   Our software enables production planning across a supply chain network, including both our own internal manufacturing facilities and external supply chain outsource partners. Our software automates the assignment and allocation of orders through the supply chain using smart demand allocation, based on cost, manufacturing capacity, part specification, geography, and fulfillment speed, all with the goal of reducing costs. Software customers have the ability to configure their smart demand allocation rules and leverage the broader Shapeways manufacturing capability and outsource supply chain network capacity. We provide our software customers with the tools they need to run their own supply chain networks, including adding new outsource supply chain partners, setting up routing rules for automated assignment and allocation, and integrating with logistics systems.
Pre-Production.   Our software includes manufacturing preparation technology, 2D and 3D tray planning, and machine integration. We believe that our technology not only can drive gross profit margin improvement for our software customers, but also enable a collaborative process between us and them to successfully launch new materials, hardware, and post-production solutions.
Manufacturing.   Our software includes technology that spans production, asset monitoring, material monitoring, traceability, post-production processes, and certification. This includes robust tools to monitor all steps of the manufacturing process and enable continuous iterations and improvements to adjust to emerging technologies and capabilities. Our platform connects directly with additive manufacturing hardware, providing an integrated platform for monitoring production, maintenance, and printer status across both internal manufacturing and outsource supply chain capabilities. We provide full historical logging capabilities, capturing key touch points from pre-print to production to reduce machine downtime and enable gross profit margin improvements.
Our software also supports post-production processes, inspection, and assembly. This enables software customers to incorporate custom workflows, including improved quality assurance processes and assembly instructions. Our quality assurance feedback process creates a feedback loop between customers and manufacturers to achieve optimal product standards.
Our software enables global distribution and delivery of finished products direct to the end customer. We enable our partners to ship efficiently via a distribution center network and shipping service integrations. Our customer service team has deep domain expertise in additive manufacturing technology, materials, and production processing and offers end-to-end support to both software customers and their end customers.
Our software offerings collectively referred to as Powered by Shapeways, which, to date have only been offered by us to certain of our existing design partners for testing purposes, is designed to address several of the challenges facing hardware and materials partners and manufacturers to drive the large-scale adoption of digital manufacturing. It is our belief that Shapeways software may be useful to other manufacturers in some of the following ways:
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Improved Accessibility.   Shapeways software will shift manufacturers online enabling them to improve customer accessibility. Moving offline processes online enables more streamlined quoting and ordering process, clear communication with the customer through the process, and improved customer visibility to the end-to-end manufacturing process.

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Increased Productivity.   Shapeways software digitizes the process from ordering through delivery, creating significant efficiencies in the end-to-end manufacturing process. This removes manual steps in the process, minimizes unnecessary labor costs, and increases manufacturing throughput.

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Expanded Capabilities.   Shapeways software will enable customers to expand their manufacturing hardware and material capabilities by leveraging Shapeways’ internal manufacturing capabilities and outsourced supply chain partners. This will enable software customers to expand their manufacturing capabilities and capture more customer share of wallet, without having to invest in hardware.

We expect to offer Powered by Shapeways to additional customers, including chemicals companies, industrial parts manufacturers, and small U.S.-based manufacturers.
Customers
We have delivered 21 million parts to over one million customers in over 160 countries through 2020. A key component of our growth has been our relationships with our customers, which has led to a high level of repeat revenue. In 2020, 88% of our revenue came from our existing customer base and one customer accounted for 21% of our revenue. Our customers range from small- and medium-sized enterprises to Fortune 500 companies and are diversified across a range of industries. Shapeways support customers manufacturing needs from design, prototyping, optimization, and finished part production. Shapeways expects to expand its customer base to include software customers with the commercial release Powered by Shapeways.
Research and Development
Our research and development efforts are focused primarily on software development and the evaluation of new manufacturing technologies and materials to add to the Shapeways digital manufacturing platform, both internally and through our supply chain partners. The digital manufacturing landscape is evolving quickly, with new technologies and materials being brought to market at an increasingly rapid pace. Our research and development, operations and supply chain teams have deep relationships with the leading hardware and materials providers, allowing us to stay current on new technologies coming to market. Our research and development team regularly evaluates opportunities in new technologies and materials across a range of factors including customer demand, technology maturity, and production workflow. Additionally, our research and development team work closely with hardware OEMs and materials providers to ensure production quality and efficiency for our customers.
Sales and Marketing
Historically, Shapeways has been a self-service digital manufacturing platform growing through our customers and through organic customer acquisition. We are focused on direct sales and marketing efforts to both expand our customer base and retain our existing customer base. We have strong brand recognition due to our long-standing relationships with hardware OEMs and materials providers, who have also served as channels for customer acquisition. Our marketing strategy has historically focused on inbound marketing, and we plan to expand our outbound efforts, primarily focused on larger potential customers and expanding our reach in key verticals.
Our marketing strategies are focused on supporting sales growth by driving awareness of digital manufacturing and of our platform. We develop comprehensive sales and marketing content, tools, and campaigns, often in parallel with our partner network. Our internal marketing team develops content specifically aimed for both corporate executives and engineers in multiple formats such as case studies, newsletters, and webinars in order to facilitate sales and customer engagement. We regularly release communications through trade press and attend industry events and conferences to augment our vertical market strategy and build strategic relationships.
Manufacturing and Suppliers
Our manufacturing capabilities include two ISO 9001 compliant facilities in Long Island City, New York and Eindhoven, the Netherlands, as well as a network of outsource supply chain partners, all of which are managed through our proprietary software platform. Our outsource supply chain partners focus on overflow capacity to help us meet peak demand, as well as support us in efficiently launching new materials and technologies on our platform. Our internal manufacturing and supply chain teams collaborate closely with our outsource supply chain partners to ensure production quality.
We source and purchase manufacturing equipment from the leading hardware providers in the additive manufacturing ecosystem, such as 3D Systems, Carbon, EnvisionTec, EOS, ExOne, Formlabs, HP, Origin, Prodways, SLM Solutions, and Stratasys. We source materials from these hardware providers as well as from leading chemicals companies such as BASF, DSM/Covestro, and Henkel. As the hardware and materials landscape continues to evolve, we expect to partner with additional hardware and materials providers, either by bringing their capabilities in house or by outsourcing to our supply chain partners. In April 2021, we signed a Memorandum of Understanding to form a strategic partnership with Desktop Metal to expand on our long-standing relationship with its subsidiary EnvisionTec, as well as accelerate our industrial metals manufacturing roadmap with new hardware and materials offerings.
Our Competition
The industry in which we operate is fragmented and competitive. We compete for customers with a range of digital manufacturing platforms, including Materialise NV, Proto Labs, Inc., service bureaus, digital manufacturing brokers, and small local manufacturers. We believe we are differentiated from our competitors as we provide solutions that combine proprietary software and digital manufacturing capabilities.
In particular, we believe we compare favorably to other industry participants on the basis of the following competitive factors:
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Wide range of plastic materials offerings;

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Growing portfolio of metals offerings with ability to supply new materials as they become available;

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Part quality and consistency across over 21 million parts;

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Serving a broad range of customers and industries;

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End-to-end digital manufacturing solution from design and repair to production and distribution;

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Proprietary software platform to streamline customer operations;

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Strategic ecosystem of partner integrations; and

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Opportunity to expand to traditional manufacturing capabilities and capture more customers’ share of wallet.

Intellectual Property
Our ability to drive innovation in the digital manufacturing market depends in part upon our ability to protect our core technology and software know-how. We attempt to protect our intellectual property rights through a combination of patent, trademark, domain names, copyright and trade secret laws, as well as through contractual provisions and restrictions on access to our proprietary technology which includes both nondisclosure and invention assignment agreements with our consultants and employees and non-disclosure agreements with our vendors and business partners. While unpatented research, development, know-how and engineering skills are important to our business, we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property. Our existing patents are expected to expire between 2031 through 2038.
As of March 31, 2021, we own 15 issued patents, including 8 United States patents and 7 issued foreign patents. Shapeways’ patents and patent applications are directed to proprietary technology used in mass customization design tools, part costing, evaluating manufacturability, manufacturing planning, and the manufacturing process.
We have registered “Shapeways” as a trademark in the Australia, Canada, China, the European Union, India, Israel, Japan, New Zealand, Singapore, South Korea, Taiwan, the United Kingdom, and the United States.
Employees and Human Capital
Our employees are core to Shapeways’ and our customers’ success. As of March 31, 2021, we had 135 full-time employees hailing from 12 different countries, based primarily in the New York City area and Eindhoven in the Netherlands. A majority of our employees are engaged in operations and engineering functions. To date, we have not experienced any work stoppages and consider our relationship with our employees to be good. None of our employees are subject to a collective bargaining agreement or represented by a labor union.
The success of our business is fundamentally connected to our employees and their well-being. We are committed to the health, safety, and wellness of our employees around the globe. We provide our employees with a wide range of benefits, including benefits directed to their health, safety, and long-term financial security. In response to the COVID-19 pandemic, we have implemented significant changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with government regulations. This includes allowing our employees to work remotely as appropriate, while implementing significant safety measures designed to protect the health of anyone entering our facilities.
Facilities
Our corporate headquarters is located in New York, New York. We lease a 25,000 square foot manufacturing facility in Long Island City, and the lease expires in January 2023. We lease another 18,837 square foot facility in Eindhoven, Netherlands, and the lease of this facility expires in September 2024. We believe that our facilities are adequate for our current needs and, should the company need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.
Government Regulations
We are subject to various laws, regulations and permitting requirements of federal, state, and local authorities, including related to environmental, health and safety, anti-corruption, and export controls. We believe that we are in material compliance with all such laws, regulations, and permitting requirements.

Prior to utilizing Shapeways’ services, all Shapeways customers must agree to Shapeways Terms and Conditions wherein, among other things, customers warrant that any files they upload are their original creation and not copied from any third party or entity. The Shapeways Terms and Conditions also contain additional legal safeguards protecting Shapeways from intellectual property infringement by its customers, such as their acknowledgement of their compliance with all applicable laws, rules and regulations and their indemnification of Shapeways for any claims resulting from their infringement of any third party intellectual property.
In addition to the Shapeways Terms and Conditions, Shapeways implements other safeguards and policies to eliminate or reduce exposure to third party intellectual property infringement. Specifically, Shapeways utilizes a keyword filter that screens all product listings for specific terms prior to the listings’ publication on the Shapeways marketplace. The keyword filter screens terms (i) related to products where Shapeways has observed substantial prior unauthorized intellectual property use, and (ii) added upon request by certain intellectual property rights holders who have sent Shapeways notices under the Digital Millennium Copyright Act (DMCA). The keyword filter is periodically updated. Once a listing has been flagged by Shapeways’ keyword filter, the listing enters into a queue for manual review by Shapeways’ content review team and/or the legal department. The content review team and/or the legal department reviews the listing for unauthorized use of intellectual property.
The primary intellectual property-related statute that applies to Shapeways’ business is the DMCA, which, among other things, provides a copyright safe harbor for online service providers and a formal procedure for submitting copyright takedown notices. The takedown procedure consists of six requirements which establish the proper standing of the individual or organization providing notice, and specify the infringing and infringed material. Once a proper DMCA takedown notice is received, Shapeways promptly removes the content and informs the customer of the takedown notice that Shapeways received. The customer then has an opportunity to file a counter notice to reinstate the content. Although there is no DMCA equivalent for trademarks, Shapeways applies a similar takedown procedure for those instances.
Environmental Matters
We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal, and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling, and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air, or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials, and the health and safety of our employees. We are required to obtain environmental permits from governmental authorities for certain operations.
The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as TSCA and REACH. These laws and regulations require the evaluation and registration of some chemicals that we ship along with, or that form a part of, our systems and other products.
Export and Trade Matters
We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the United States government has a renewed focus on export matters related to additive manufacturing. Some of our products are already more tightly controlled for export, and other of our products may in the future become more tightly controlled for export. For example, the Export

Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.
Legal Proceedings
We are from time to time subject to various claims, lawsuits, and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions, or relief. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.
SHAPEWAYS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of financial condition and results of operations together with the consolidated financial statements and the related notes and other financial information of Shapeways included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section captioned “Risk Factors — Risks Related to Shapeways’ Business” and elsewhere in this joint proxy statement/consent solicitation statement/prospectus, actual results may differ materially from those anticipated in these forward-looking statements.
Unless otherwise indicated or the context otherwise requires, references in this section to “Shapeways,” “we,” “us,” “our” and other similar terms refer to Shapeways, Inc. and its subsidiaries prior to the Business Combination, which will be the business of Shapeways Holdings, Inc. and its consolidated subsidiaries after giving effect to the Business Combination.
Company Overview
Shapeways is a leading digital manufacturer combining high quality, flexible, on-demand manufacturing with purpose-built proprietary software to offer customers an end-to-end digital manufacturing platform on which they can rapidly transform digital designs into physical products. Shapeways’ manufacturing platform offers customers access to high quality manufacturing from start to finish through automation, innovation, and digitization. Shapeways’ proprietary software, wide selection of materials and technologies, and global supply chain lower manufacturing barriers and accelerate delivery of manufactured parts from prototypes to finished end parts.
Shapeways combines deep digital manufacturing know-how and software expertise to deliver high quality, flexible on-demand digital manufacturing to a range of customers, from project-focused engineers to large enterprises. Digital manufacturing is the complete digitization of the end-to-end manufacturing process that enables the transition of a digital file to a physical product. Digital manufacturing is well suited for high quality, low volume, complex manufacturing at scale using both traditional manufacturing methods as well as additive manufacturing. Additive manufacturing is well suited for low volume, complex manufacturing due its ability to “add” layer upon layer of material to form complex parts without the need for high cost molds and tooling or wasteful “subtractive” manufacturing processes.
Based in New York City, Shapeways was founded in 2008 and has two manufacturing facilities, one in Long Island City, New York and the other in Eindhoven, the Netherlands. In addition, as of March 31, 2021, Shapeways had over 50 strategic supply chain partners who provide incremental capacity and production technologies to help us scale with customer demand and support us in efficiently launching new materials and manufacturing technologies.
Shapeways supports its customers through the design, pre-production, manufacturing, and delivery process across a range of industries, materials, part volumes, and delivery options. Shapeways’ software is deeply integrated with our customers’ workflows and often is mission critical to their businesses. Shapeways believes its manufacturing platform is highly scalable, having delivered to date over 21 million parts to one million customers in over 160 countries. Shapeways’ platform is agnostic as to manufacturing hardware, materials, and design software providers. Today, Shapeways utilizes 11 additive manufacturing technologies to produce parts in more than 90 materials and finishes.
Shapeways uses its proprietary software to automate production that passes through the Shapeways manufacturing platform. Our software supports ordering, part analysis, manufacturing planning, preproduction, and manufacturing. This software enables Shapeways to offer high quality, low-volume, complex part production. In an environment increasingly focused on mass customization and speed of part delivery, Shapeways’ core competency in low-volume, high-mix production at scale appeals to customers.
In 2020, Shapeways launched Powered by Shapeways, software that enables other manufacturers the ability to leverage Shapeways’ existing end-to-end manufacturing software to scale their businesses and shift to digital manufacturing. Shapeways’ software offers improved customer accessibility, increased productivity, and expanded manufacturing capabilities for its customers. Shapeways intends to further commercialize its software as part of its goal to accelerate digital transformation across the manufacturing ecosystem. Shapeways believes its software can transform manufacturers globally by easing the digital transformation by traditional manufacturers, particularly small- to medium-sized manufacturers that are not able to invest the capital and time necessary to digitize their processes.
Recent Developments
Galileo Merger
On April 28, 2021, Shapeways entered into the Merger Agreement with Galileo, a special purpose acquisition company. The terms of the Merger Agreement provide that, effective at the time of the Business Combination, Shapeways will survive the merger becoming a wholly-owned subsidiary of Galileo. Upon the Closing of the Business Combination, Galileo will change its name to Shapeways Holdings, Inc. Cash proceeds of the Business Combination will be funded through a combination of up to $138 million of cash held in trust by Galileo, reduced by any redemptions, and $75 million in aggregate gross proceeds from the PIPE Investment that will close contemporaneously with the Closing of the Business Combination, assuming minimal redemptions. As of March 31, 2021, Shapeways had $7.0 million in cash and cash equivalents. After giving effect to these transactions, Shapeways could receive up to $194.0 million in proceeds, which will be used for general corporate purposes, including advancement of product development and growth efforts, but may also be used to acquire other companies in the digital manufacturing industry. Shapeways has not entered into any agreements to acquire companies in the digital manufacturing industry, nor is it engaged in discussions to make such an acquisition.
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP.
Under this method of accounting, Galileo is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Shapeways issuing stock for the net assets of Galileo, accompanied by a recapitalization, and the historical financial statements of Shapeways will become the historical financial statements of Galileo upon the closing of the Business Combination.
COVID-19
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. Shapeways business and operations have been adversely affected by the COVID-19 pandemic, as have the businesses and operations of our customers and the markets in which they operate. The COVID-19 pandemic has caused and continues to cause significant business and financial markets disruption worldwide and there is significant uncertainty around the duration of this disruption and its ongoing effects on our business. While we demonstrated revenue growth for the quarter ended March 31, 2021 as compared to the same quarter in 2020, management believes growth could have been higher if not for the COVID-19 pandemic. As a result of the COVID-19 pandemic, our revenue decreased by 5% for the year ended December 31, 2020 as compared to the prior fiscal year, primarily attributable to the demand declines that started in early March 2020.
The COVID-19 pandemic has caused us to experience several adverse impacts, including extended sales cycles to obtain new customers, delays in shipping due to closed facilities and travel limitations, reduced customer demand for our products, including lower order values beginning in March 2020 and throughout 2020, and delays in collecting accounts receivable. In addition, in order to keep our manufacturing facilities operating, we have experienced an increased spend on personal protective equipment (PPE), maintaining facilities, enhanced cleaning and other costs to adhere to COVID-19 operating rules, including a software application for checking COVID-19 symptoms of essential personnel. Due to COVID-19 related disruptions, we have experienced increased logistics costs, such as shipping, and certain of our major materials vendors were unable to fill our orders in a timely manner or at all. Also related to the pandemic, we repurposed our Long Island City manufacturing facility in the spring and summer of 2020 so as to be able to create PPE such as face shields, ventilator parts and hands-free door handles for our essential workers in New York City. In addition, businesses across an array of vertical markets have reduced their budgets as they seek to preserve liquidity, which in turn led to reductions in orders during 2020. A continued or resurgent COVID-19 pandemic may contribute to facility closures at our facilities, third-party manufacturing partners and key suppliers, particularly in geographies that are experiencing resurgences such as India, which could cause delays and disruptions in manufacturing or otherwise affect our ability to deliver finished products to our customers in a timely manner. Although many of our suppliers experienced disruptions at the beginning of the COVID-19 pandemic, currently, many of these disruptions are being mitigated by our use of alternative suppliers. Disruptions in the capital markets as a result of the COVID-19 pandemic may also adversely affect our business if these disruptions continue for a prolonged period and we need to seek additional capital.
Shapeways has taken, and will continue to take, actions to mitigate the impact of the COVID-19 pandemic on our business. Shapeways is managing the variable portion of our cost structure to better align with revenue, including external marketing spend, which has been significantly reduced during this period of disruption. Additionally, earlier in the COVID pandemic, Shapeways had reduced hiring across all departments within Shapeways, but it has resumed hiring at projected levels. Shapeways also implemented other cost-cutting measures such as reducing discretionary spending, reducing our reliance on third-party recruiters and taking advantage of the employer tax credit provisions of the CARES Act (as defined below). In the long-term, Shapeways believes that the COVID-19 pandemic will encourage organizations to reassess their supply chain structure and may accelerate their adoption of solutions such as ours, which could allow for greater flexibility and a reduced reliance on traditional outsourced manufacturing.
Shapeways continues to monitor its operations and government recommendations and has modified its operations because of the COVID-19 pandemic, including requiring all non-operations-related team members to work remotely, utilizing heightened cleaning and sanitization procedures at our manufacturing facilities, implementing new health and safety protocols at those facilities and reducing non-essential travel. Shapeways does not yet know the full extent of potential impacts on our business and operations. Given the extant uncertainty, Shapeways cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition. See “Risk Factors — Industry Risks — The COVID-19 pandemic has adversely affected our business and results of operations. The duration and extent to which the COVID-19 pandemic will continue to adversely impact our business and results of operations remains uncertain and could be material.”
Key Factors Affecting Operating Results
Shapeways believe that its performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including the following:
Commercial Launch of New Offerings
Shapeways is planning to launch several new manufacturing technologies, materials, and finishes. Prior to commercialization, Shapeways must complete testing and manufacturing ramp-up either in house or through our network of third-party manufacturing partners. Any delays in the successful completion of these steps or the results of testing may impact Shapeways’ ability or the pace at which Shapeways will generate revenue from these offerings. Shapeways is also planning to launch its software offering to third-party manufacturers, which involves additional activities such as creating awareness of the new offering and ensuring the software can interoperate with systems used by potential customers.
Even if Shapeways successfully introduce these new offerings, there is no assurance that they will be accepted by the broad market.

Adoption of Our Digital Manufacturing Solutions
Shapeways believes that the market is shifting toward digitization of manufacturing and approaching an inflection point in the overall adoption of digital manufacturing solutions. Shapeways believes that it is well-positioned to take advantage of this market opportunity across an array of industries due to its platform that combines high-quality, flexible, on-demand manufacturing with purpose-built proprietary software. Shapeways expects that its results of operations, including revenue and gross margins, will fluctuate for the foreseeable future as businesses continue to shift away from traditional manufacturing processes towards digital manufacturing. The degree to which current and potential customers recognize the benefits of the digitization of manufacturing and the use our solutions in particular will affect our financial results.
Pricing, Product Cost and Margins
To date, the majority of Shapeways’ revenue has been generated by the manufacturing and sales of additively-manufactured end parts.
Shapeways has not generated significant revenue from its planned new offerings. Going forward, Shapeways expects to further commercialize its software, which Shapeways expects will provide those software customers with an end-to-end software for their manufacturing operations and to expand the manufacturing capabilities that they offer to their customers.
Software and manufacturing pricing may vary due to market-specific supply and demand dynamics, customer size, and other factors. Sales of certain products, such as software, have, or are expected to have, higher gross margins than others. As a result, Shapeways’ financial performance depends, in part, on the mix of offerings Shapeways sells during a given period. In addition, Shapeways is subject to price competition, and its ability to compete in key markets will depend on the success of its investments in its offerings, on cost improvements as well as on its ability to efficiently and reliably introduce cost-effective digital manufacturing solutions for our customers.
Continued Investment and Innovation
Shapeways believes that it is a leader in digital manufacturing solutions, offering high-quality, flexible, on-demand manufacturing coupled with purpose-built proprietary software. Shapeways’ performance is significantly dependent on the investment we make in our software development efforts and in new digital manufacturing technologies. It is essential that Shapeways continually identifies and respond to rapidly evolving customer requirements, develop and introduce innovative new offerings, enhance existing solutions and generate customer demand for our offerings. Shapeways believes that investment in its digital manufacturing solutions will contribute to long-term revenue growth, but may adversely affect our near-term profitability.
Components of Results of Operations
Revenue
The majority of Shapeways’ revenue results from the sales of products that we manufacture for customers. Manufacturing product revenue is recognized upon shipment of the manufactured product to its customer.
During 2019 and 2020, approximately 18% and 24% of Shapeways’ Revenue was designated as “Marketplace Sales”. This revenue is from Shapeways’ customers who sell their products that Shapeways manufactures for them through Shapeways’ e-commerce website. Sales through this channel are subject to Shapeways’ regular manufacturing fees and also a 3.5% fee on any price markup the customer includes on their product. See Note 3 to Shapeways’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Shapeways also expects to generate revenue from software. Software revenue is recognized (i) upon implementation for implementation fees, (ii) ratably over the term of the agreement for licensing fees, and (iii) upon order processing for the revenue-sharing component of our arrangements. To date, Shapeways has not recognized a material amount of revenue from software since this product offering has been limited to only design partners as we develop the complete product offering.

Cost of Revenue
Shapeways’ cost of revenue consists of the cost to produce manufactured products and related services. Cost of revenue includes machine costs, material costs, rent costs, personnel costs, and other costs directly associated with manufacturing operations in Shapeways’ factories as well as amounts paid to its third-party contract manufacturers and suppliers. Shapeways’ cost of revenue also includes depreciation and amortization of equipment, cost of spare or replacement machine parts, machine service costs, shipping and handling costs, and some overhead costs. Shapeways expects cost of revenue to increase in absolute dollars in the future.
Once Shapeways commercialize its software offering and if we generate material revenue from sales of its software offering, it will separately recognize the related cost of revenue.
Gross Profit and Gross Margin
Shapeways’ gross profit and gross margin are, or may be, influenced by a number of factors, including:
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Market conditions that may impact our pricing;

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Product mix changes between established manufacturing product offerings and new manufacturing product offerings;

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Product mix changes;

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Mix changes between products we manufacture in house and through outsourced manufacturers;

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Shapeways’ cost structure, including rent, materials costs, machine costs, labor rates, and other manufacturing operations costs; and

•
Shapeways’ level of investment in new technologies.

Research and Development
Shapeways’ research and development expenses consist primarily of employee-related personnel expenses, consulting and contractor costs, and SaaS, data center, and other technology costs. Shapeways expects research and development costs will increase on an absolute dollar basis over time as Shapeways continues to invest in our software offering.
Selling, General and Administrative
Selling, general and administrative expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, third party consultants, marketing costs such as search engine marketing and search engine optimization and other advertising costs, as well as personnel-related expenses associated with our executive, finance and accounting, legal, human resources, and supply chain functions, as well as professional fees for legal, audit, accounting and other consulting services.
Shapeways expects its sales and marketing costs will increase on an absolute-dollar basis as it expands its headcount, initiate new marketing campaigns, and launch its software offering.
Shapeways expects its general and administrative expenses will increase on an absolute-dollar basis as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as increased expenses for insurance (including director and officer insurance), investor relations, and other administrative and professional services. In addition, Shapeways expects to incur additional costs as we hire additional personnel and enhance its infrastructure to support the anticipated growth of the business.
Interest Expense
Interest expense consists primarily of interest expense associated with Shapeways’ term loan and its bridge loan.

Income Tax (Benefit) Expense
Shapeways files consolidated income tax returns in the United States and in various state jurisdictions. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Where applicable, we record a valuation allowance to reduce any deferred tax assets that it determines will not be realizable in the future.
Due to Shapeways’ cumulative losses, Shapeways maintains a valuation allowance against our U.S. and state deferred tax assets.
Results of Operations
Comparison of the Three Months Ended March 31, 2021 and 2020
Revenue
	For the Three Months Ended March 31,		Change
(Dollars in thousands)	2021	2020	$	%
Revenue	$8,789	$7,883	$906	11%
Revenue for the three months ended March 31, 2021 and 2020 was $8.8 million and $7.9 million, respectively, representing an increase of $0.9 million, or 11%. The increase in revenue was attributable to an increase in revenue from manufacturing more products at a higher average price per product, in each case as compared to the three months ended March 31, 2020.
This increase was primarily due to increased customer demand, resulting in 4% more products ordered. Additionally, Shapeways has continued to optimize our pricing algorithm, resulting in 6% higher average price per product. Shapeways did not generate material revenue from software sales during either period.
Cost of Revenue
	For the Three Months Ended March 31,		Change
(Dollars in thousands)	2021	2020	$	%
Cost of Revenue	$4,660	$4,716	$56	1%
Cost of revenue during the three months ended March 31, 2021 and 2020 was $4.7 million and $4.7 million, respectively, a decrease of $0.056 million, or 1%.
The decrease in cost of revenue was driven primarily by 22 fewer headcount, leading to a 5% reduction in cost per item produced, partially offset by the higher variable costs related to printing 4% more products.
Gross Profit (Loss) and Gross Margin
	For the Three Months Ended March 31,		Change
(Dollars in thousands)	2021	2020	$	%
Gross Profit	$4,129	$3,167	$962	30%
Gross profit during the three months ended March 31, 2021 and 2020 was $4.1 million and $3.2 million, respectively, representing an increase of $1.0 million, or 30%. The change in gross profit is driven by the fact that we sold 4% more products in the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, at 6% higher average price per item.
	For the Three Months Ended March 31,		Change
	2021	2020	Points	%
Gross Margin	47%	40%	6.80	17%
Research and Development
Research and development expenses for the three months ended March 31, 2021 and 2020 were $1.3 million and $1.5 million, respectively, a decrease of $0.2 million, or 12%. The decrease in research and development expenses was primarily due to a COVID-19-related hiring freeze, and decreases in discretionary spending, such as SaaS platforms, to maximize cash runway.
Selling, General and Administrative
Selling, general, and administrative (the “SG&A”) expenses for the three months ended March 31, 2021 and 2020 were $3.0 million and $2.9 million, respectively, an increase of $0.1 million, or 3%. The increase in SG&A expenses was primarily due a 200% increase in marketing spending, such as branding and Search Engine Marketing, to drive growth, and an increase in audit and other spending to prepare for becoming a public reporting company, partially offset by savings due to the COVID-19-related hiring freeze, and decreases in other SG&A spending, such as rent and travel and entertainment.
Debt forgiveness
Debt forgiveness during the three months ended March 31, 2021 and 2020 was $2.0 million and $0 million, respectively, an increase of $2.0 million, relating to our Payroll Protection Program (the “PPP”) loan, which will be reversed when the Business Combination is completed and the PPP loan is repaid.
Interest Expense
Interest expense for the three months ended March 31, 2021 and 2020 was $0.2 million and $0.2 million, respectively. The decrease resulted from an interest rate reduction on our term loan.
Income Taxes
Income tax benefit during the three months ended March 31, 2021 and 2020 was $0.1 million and $0.0 million, respectively, an increase of $0.1 million. Shapeways received resolution of a tax assessment charge for 2019 in respect of our Dutch subsidiary, resulting in a refund.
Shapeways has provided a valuation allowance for all of its deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. Shapeways continue to assess our future taxable income by jurisdiction based on its recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on its business and its forecast results from operations in future periods based on available information at the end of each reporting period. To the extent that Shapeways is able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in a single, or multiple, taxing jurisdictions, a reversal of the related portion of its existing valuation allowances may occur.
Comparison of the Years Ended December 31, 2020 and 2019
Revenue
	For the Year Ended December 31,		Change
(Dollars in thousands)	2020	2019	$	%
Revenue	$31,775	$33,511	$(1,736)	-5%

Total revenue for the years ended December 31, 2020 and 2019 was $31.8 million and $33.5 million, respectively, a decrease of $1.7 million, or 5%. The decrease in total revenue was primarily attributable to the demand declines that started in early March 2020 due to the COVID-19 global pandemic. Shapeways produced 8% fewer products in 2020 as compared to 2019, which was partially offset by a 3% higher average price per product.
Cost of Revenue
	For the Year Ended December 31,		Change
(Dollars in thousands)	2020	2019	$	%
Cost of Revenue	$17,903	$21,337	$3,434	16%
Cost of revenue during the years ended December 31, 2020 and 2019 was $17.9 million and $21.3 million, respectively, a decrease of $3.4 million or 16%. The decrease in cost of revenue was driven primarily by lower headcount in our factories, lower machine depreciation due to two machines becoming fully depreciated, and an 8% reduction in number of items manufactured, resulting in lower materials costs and other variable costs.
Gross Profit and Gross Margin
	For the Year Ended December 31,		Change
(Dollars in thousands)	2020	2019	$	%
Gross Profit	$13,872	$12,174	$1,698	14%
Gross profit during the years ended December 31, 2020 and 2019 was $13.9 million and $12.2 million, respectively, an increase of $1.7 million or 14%. The increase in gross profit dollars resulted from selling 8% fewer products at a 3% higher average price per product and a 9% lower average cost per product, primarily due to labor and machine depreciation savings.
	For the Year Ended December 31,		Change
	2020	2019	Points	%
Gross Margin	44%	36%	7.34	20%
Research and Development
Research and development expenses during the years ended December 31, 2020 and 2019 were $5.6 million and $5.2 million, respectively, an increase of $0.3 million, or 7%. The increase in research and development expenses was primarily due to increased salaries in the product and engineering departments to support the development of our software offering. These personnel expense increases were partially offset by reduced discretionary operating expense spend due to COVID-19.
Selling, general and administrative
Selling, general and administrative expenses during the years ended December 31, 2020 and 2019 were $10.8 million and $13.1 million, respectively, a decrease of $2.3 million, or 18%. The decrease in selling, general and administrative expenses resulted from expense reductions in nearly every area of the business. We instituted a COVID-19 related hiring freeze, resulting in lower SG&A headcount in 2020 as compared to 2019, and reduced substantially our discretionary spending as a result of the pandemic.
Interest Expense
Interest expense during the years ended December 31, 2020 and 2019 was $0.6 million and $0.5 million, respectively, an increase of $0.1 million, or 9%. The increase in interest expense resulted from the interest accruals associated with Shapeways’ June 2019 bridge loan.

Income Taxes
Income taxes (benefit) during the years ended December 31, 2020 and 2019 was ($0) million and $0.1 million, respectively, a decrease of $0.1 million. Shapeways received resolution of a tax assessment charge for 2019 in respect of our Dutch subsidiary, resulting in a refund.
As of December 31, 2020, Shapeways had federal net operating loss carryforwards of approximately $90.7 million, of which $71.9 million will expire by 2038 if not utilized.
Non-GAAP Financial Information
In addition to Shapeways’ results determined in accordance with GAAP, Shapeways believes that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating our operational performance. Shapeways uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. Shapeways believes that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.
Shapeways defines Adjusted EBITDA as net loss plus debt forgiveness, interest expense, income taxes, and depreciation and amortization expense. In the future, Shapeways expects to report Adjusted EBITDA with an additional adjustment for stock based compensation expense.
Shapeways believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends because it eliminates the effect of financing and capital expenditures and provides investors with a means to compare its financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA Shapeways may incur future expenses similar to those excluded when calculating these measures. In addition, Shapeways’ presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Shapeways compensates for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate Shapeways’ business.
The following table reconciles net income (loss) to Adjusted EBITDA during the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019:
	For the three months ended March 31,		For the years ended December 31,
(Dollars in thousands)	2021	2020	2020	2019
Net income (loss)	$1,708	$(1,437)	$(3,168)	$(6,973)
Debt forgiveness	(2,000)	—	—	—
Interest expense	151	160	582	535
Depreciation and amortization	34	39	149	319
Income tax (benefit) expense	(73)	—	(29)	102
Other	3	(8)	41	(81)
Adjusted EBITDA	$(177)	$(1,246)	$(2,425)	$(6,098)

The following table reconciles net income (loss) to Shapeways’ projected Adjusted EBITDA for the years ended December 31, 2021 through 2025:
(Dollars in thousands)	2025E	2024E	2023E	2022E	2021E
Net income (loss)	$74,119	$49,073	$15,316	$(1,113)	$(6,479)
Debt forgiveness	—	—	—	—	—
Interest expense	—	—	—	—	291
Depreciation and amortization	985	976	974	719	198
Income tax (benefit) expense	32,188	—	—	—	—
Other	—	—	—	—	—
Adjusted EBITDA(1)	$107,292	$50,049	$16,290	$(394)	$(5,990)

(1)
2021E - 2025E Adjusted EBITDA does not reflect the additional costs Shapeways expects to incur as a public company, such as additional legal, accounting, compliance and other similar costs.

Liquidity and Capital Resources
Shapeways has incurred a net loss in each of its annual periods since its inception. Shapeways incurred net losses of $3.2 million and $7.0 million during the years ended December 31, 2020 and 2019, respectively. As of March 31, 2021, Shapeways had $7.2 million in cash and cash equivalents. Historically, Shapeways has primarily obtained cash to fund its operations through preferred stock offerings and debt instruments. Shapeways expects it will continue to need further investment to support the growth of the business, continue development of its software, and support its operations.
Since inception through March 31, 2021, Shapeways has received cumulative net proceeds from the sale of its preferred and common stock of approximately $110 million to fund its operations.
In October 2018, Shapeways entered into a five-year, $5.0 million term loan. Interest is calculated using the Wall Street Journal Prime rate plus 25 basis points, payable monthly in arrears. If its domestic cash falls below $2.5 million, Shapeways will be in default under the loan agreement. In connection with this loan, Shapeways is also subject to periodic reporting requirements, and the lender has a first priority lien on all assets. Repayment terms included interest only payments for 12 months. Shapeways negotiated a three-month principal payment deferment in the second quarter of 2020 due to COVID-19. Shapeways expects to pay off this term loan in connection with the Closing of the Business Combination.
In June 2019, Shapeways received a $5.0 million bridge loan from existing investors. The loan bears interest at 8% annually. The loan will convert into Shapeways’ Series E Preferred Stock at a price per share equal to the Series E liquidation preference immediately prior to the Closing of the Business Combination.
In May 2020, Shapeways received loan proceeds in the amount of approximately $2.0 million under the PPP. The PPP, established as part of the CARES Act, provided for loans to qualifying businesses. Although the PPP loan has been forgiven, Shapeways plans to repay the loan in its entirety upon the Closing.
Shapeways believes that its current cash and cash equivalents will be sufficient to meet its working capital needs for the twelve months following the issuance date of its consolidated financial statements. Its ability to transition to more profitable operations is dependent upon achieving a level of revenue adequate to support its evolving cost structure. If events or circumstances occur such that Shapeways does not meet its operating plan as expected, Shapeways will be required to reduce corporate overhead or other operating expenses, which could have an adverse impact on its ability to achieve intended business objectives or obtain additional financing. If Shapeways anticipates that its actual results will differ from its operating plan, Shapeways believes it will have sufficient capabilities to enact cost savings measures to preserve capital. There can be no assurance that Shapeways will be successful in implementing its business objectives, however, Shapeways believes that external sources of funding will be available in such circumstances.

Shapeways expects to continue to incur net losses in connection with its ongoing activities, particularly as Shapeways invests in hiring, growth-related operating expenditures, and capital expenditures in respect of new digital manufacturing technologies. Additionally, Shapeways may engage in future acquisitions. As noted in the “Recent Developments” section above, Shapeways entered into a Merger Agreement with Galileo. Shapeways expects that it will receive up to $195 million in cash as a result of the transaction, depending on the level of redemptions, which Shapeways expects will support its operations and investments in the near term.
Assuming the Closing occurs, following the Business Combination, Shapeways intends to use the funds from the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment to cover fees and expenses associated with completing the Business Combination and for general corporate purposes, including working capital, operating expenses and capital expenditures.
Additionally, Shapeways expects to use a portion of the proceeds to purchase $20.0 million of materials from Desktop Metal, to repay Shapeways’ unsecured $1.9 million loan granted under the Paycheck Protection Program and to reduce Shapeways’ outstanding obligations under Shapeways’ (i) Term Loan and Security Agreement, which matures on October 29, 2022, and, as of March 31, 2021, had an outstanding principal amount of $2.9 million, bearing interest at an annual rate of 3.5% and (ii) loan agreement with the landlord for its manufacturing facility in Eindhoven, which matures on September 30, 2024, and, as of March 31, 2021, had an outstanding principal amount of $0.2 million, bearing interest at an annual rate of 8.5%. In addition, a portion of the funds from the Trust Account and the proceeds from any PIPE Investment may be used to acquire complementarybusinesses, products, services or technologies. However, Shapeways does not have agreements or commitments toenter into any acquisitions at this time.
Cash Flows
The following table sets forth a summary of cash flows for the periods presented:
	For the three months ended March 31,		For the years ended December 31,
(Dollars in thousands)	2021	2020	2020	2019
Net cash used in operating activities	$(940)	$(2,079)	$(1,593)	$(6,901)
Net cash provided by (used in) investing activities	(136)	6	(104)	(156)
Net cash provided by (used in) financing activities	(444)	(444)	732	4,045
Net change in cash and cash equivalent and restricted cash	$(1,520)	$(2,517)	$(965)	$(3,012)
Cash Flows for the three months Ended March 31, 2021 and 2020
Operating Activities
Net cash used for operating activities during the three months ended March 31, 2021 and 2020 was $0.9 million and $2.1 million, respectively. The decrease in cash used in operating activities of $1.1 million was primarily driven by an increase in Adjusted EBITDA of $1.1 million, driven by higher revenue and gross profit.
Investing Activities
Net cash provided by (used in) investing activities during the three months ended March 31, 2021 and 2020 was $(0.1) million and $0 million, respectively. The increase of $0.1 million in cash used by investing activities was primarily due capital expenditures associated with the lease end purchase of two machines in 2021.
Shapeways expects its capital expenditures in 2021 to be limited to spending associated with building out its industrial metals offering, which we estimate to be approximately $6.3 million. Shapeways may revise its capital expenditures budget to reflect cash provided by the Business Combination in order to meet strategic objectives, including potentially acquiring companies in the digital manufacturing industry.

Financing Activities
Net cash used in financing activities during the three months ended March 31, 2021 and 2020 was $0.4 million and $0.4 million, respectively, in each case related primarily to payments on Shapeways’ outstanding indebtedness.
Cash Flows for the Years Ended December 31, 2020 and 2019
Operating Activities
Net cash used for operating activities during the years ended December 31, 2020 and 2019 was $1.6 million and $6.9 million, respectively. The decrease of $5.3 million in cash used for operating activities resulted primarily from a decrease in operating expenses, resulting in a decrease in Shapeways’ net loss of $3.8 million.
Investing Activities
Net cash used for investing activities during the year ended December 31, 2020 and 2019 was $0.1 million and $0.2 million, respectively. The change of $0.05 million in cash used for investing activities was primarily due to decreased capital expenditures for equipment due to decreased customer demand resulting from the COVID-19 pandemic.
Financing Activities
Net cash provided by financing activities during the years ended December 31, 2020 and 2019 was $0.7 million and $4.0 million, respectively. The decrease in cash provided by financing activities of $3.3 million was primarily the difference between the $5.0 million Bridge Loan Shapeways obtained in 2019 and the $2.0 million PPP loan Shapeways obtained in 2020, as well as a full year of debt principal payments under its term loan, which Shapeways obtained in Q4 2018 and on which Shapeways started making principal payments in Q4 2019.
Off-Balance Sheet Arrangements
Shapeways has no off-balance sheet arrangements and do not utilize any “structured debt,” “special purpose” or similar unconsolidated entities for liquidity or financing purposes.
Critical Accounting Policies and Significant Estimates
Shapeways’ discussion and analysis of financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Certain of Shapeways’ accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Shapeways periodically evaluates the judgments and estimates used for its critical accounting policies to ensure that such judgments and estimates are reasonable for its interim and year-end reporting requirements. These judgments and estimates are based on its historical experience (where available), current trends and information available from other sources, as appropriate. If different conditions result from those assumptions used in its judgments, the results could be materially different from Shapeways’ estimates. Shapeways believes the following critical accounting policy requires significant judgments and estimates in the preparation of its consolidated financial statements:
Revenue Recognition
Shapeways recognizes revenue from sale of products (both direct sales and marketplace sales) upon transfer of control, which is generally at the point of shipment.
Shapeways’ software contracts with customers often include promises to transfer multiple software elements to the customer. Revenue from sale of software may be recognized over the life of the associated software contract or as services are performed, depending on the nature of the services being provided. Judgment is required to determine the separate performance obligations present in a given contract, which Shapeways has concluded are generally capable of being distinct and accounted for as separate performance obligations. Shapeways uses standalone selling price (SSP) to allocate revenue to each performance obligation. Significant judgment is required to determine the SSP for each distinct performance obligation in a contract.
Shapeways provides a platform for shop owners to sell their products to customers through Shapeways’ marketplace website. Shapeways receives a 3.5% markup fee from the shop owner upon the sale of any products through the marketplace. Shapeways handles the financial transaction, manufacturing, distribution and customer service on behalf of the shop owners. Shapeways is responsible for billing the customer in this arrangement and transmitting the applicable fees to the shop owner. Shapeways assesses whether it is responsible for providing the actual product or service as a principal, or for arranging for the product or service to be provided by the third party as an agent. Judgment is applied to determine whether Shapeways is the principal or the agent by evaluating whether it has control of the product or service prior to it being transferred to the customer. The principal versus agent assessment is performed at the performance obligation level. Indicators that Shapeways considers include whether it has the primary responsibility for fulfilling the promise to provide the specified product or service to the customer and whether it has inventory risk prior to transferring the product or service to the customer. Shapeways has the responsibility to fulfill the promise to provide the specific good or service on behalf of the shop owners to the customer. In addition, Shapeways has inventory risk before the specific good or service is transferred to a customer. As such, Shapeways is deemed the principal and shall recognize revenue on a gross basis for the price it charges to the shop owner for each product or service.
Stock-Based Compensation
Shapeways has applied the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 718 Compensation-Stock Compensation to account for the stock-based compensation for employees and non-employees. Shapeways recognizes compensation costs related to stock options granted to employees and non-employees based on estimated fair value of the award on the date of grant. Described below is the methodology Shapeways has utilized in measuring stock-based compensation expense.
Determining the amount of stock-based compensation to be recorded requires us to develop estimates of the fair value of stock-based awards as of their measurement date. Shapeways recognizes stock-based compensation expense over the requisite service period, which is the vesting period of the award. Calculating the fair value of stock-based awards requires that Shapeways makes highly subjective assumptions. Shapeways uses the Black-Scholes option pricing model to value its stock option awards Use of this valuation methodology requires that Shapeways makes assumptions as to the volatility of its common stock, the fair value of its common stock on the measurement date, the expected term of its stock options, the risk free interest rate for a period that approximates the expected term of its stock options and its expected dividend yield. Because Shapeways is a privately held company, Shapeways utilizes data from a representative group of publicly traded companies to estimate the expected stock price volatility. Shapeways selected representative companies from the additive manufacturing industry with characteristics similar to it. Shapeways uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment as Shapeways does not have sufficient historical stock option activity data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees and non-employees. Shapeways utilizes a dividend yield of zero based on the fact that Shapeways has never paid and are not expected to pay cash dividends. The risk-free interest rate used for each grant is an interpolated rate to match the term assumption based on the U.S. Treasury yield curve as of the valuation date.
Determination of the fair value of Common Stock on Grant Dates
There has been no public market for Shapeways’ equity instruments to date, as a result, the estimated fair value of its common shares has historically been determined by a third party appraisal. Following the consummation of the Business Combination, the fair value of the combined entity’s common stock will be determined based on the quoted market price of the entity’s common stock. Shapeways engaged an independent third-party valuation specialist to perform contemporaneous valuations of its common shares in connection with each of its convertible preferred stock issuances and otherwise at least once annually. The valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants, or AICPA, Practice Aid, Valuation of Privately-Held Company Equity Securities Issued

as Compensation. The independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with AICPA’s Practice Aid, including its best estimate of its business condition, prospects, and operating performance at each valuation date. Other significant factors included:
•
The rights and preferences of Shapeways’ preferred stock as compared to those of its common stock, including liquidation preferences of preferred stock;

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Shapeways’ results of operations and financial position;

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Shapeways’ stage of development and business strategy and the material risks related to its business and industry;

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The composition of, and changes to, Shapeways’ management team and board of directors;

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The lack of liquidity of Shapeways’ common stock;

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The valuation of publicly-traded peer companies; and

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The likelihood of achieving a liquidity event for the holders of Shapeways’ common stock and stock options, given prevailing market conditions.

The dates of Shapeways’ contemporaneous valuations have not always coincided with the date of its stock option grants. In determining the exercise prices of the stock options, Shapeways’ board of directors considered, among other things, the most recent contemporaneous valuation of Shapeways’ common stock and their assessment of additional objective and subjective factors that were relevant as of the grant dates. These factors include the current operating performance of the company, assumptions regarding the future operating performance of the company, and the likelihood of achieving a liquidity event in the capital markets. If Shapeways had made different assumptions, its stock-based compensation expense, net loss, and net loss per share applicable to common stockholders could have been materially different.
Recent Accounting Pronouncements
Refer to Note 2 of Shapeways’ consolidated financial statements found elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Shapeways is exposed to market risks from fluctuations in interest rates, which may adversely affect its results of operations and financial condition. Shapeways seeks to minimize these risks through regular operating and financing activities and, if Shapeways considers it to be appropriate, through the use of derivative financial instruments. Shapeways does not purchase, hold or sell derivative financial instruments for trading or speculative purposes. For additional information on its variable rate debt, refer to the notes to Shapeways’ unaudited condensed consolidated financial statements found elsewhere in this proxy statement/prospectus/information statement.
Interest Rate Risk
Shapeways has exposure to interest rate risk from its variable rate debt. Shapeways does not hedge its exposure to changes in interest rates. At March 31, 2021, Shapeways had approximately $3.0 million in variable rate debt outstanding. A 10% change in interest rates would have an immaterial impact on annualized interest expense. Additionally, Shapeways expects to pay off its term loan in connection with the Closing of the Business Combination.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION
Executive Officers and Directors of the Company After the Business Combination
Upon the consummation of the Business Combination, the business and affairs of the Company will be managed by or under the direction of the Company Board. The Company Board will initially consist of seven (7) members, divided into three classes of staggered three-year terms. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. The following table sets forth certain information, as of the date of this proxy statement/consent solicitation statement/prospectus, concerning the persons who are expected to serve as officers and directors of the Company following the completion of the Business Combination:
Name	Age	Position
Chairman, Independent Director
Greg Kress		Chief Executive Officer, Director
Jennifer Walsh		Chief Financial Officer
Miko Levy		Chief Revenue Officer
Josh Wolfe		Independent Director
Robert Jan Galema		Independent Director
Patrick S. Jones		Independent Director
Alberto Recchi		Independent Director
Director
Executive Officers
Greg Kress.   Greg Kress has been Shapeways’ Chief Executive Officer and a member of Shapeways’ Board since January 2018. From 2014 to 2017, Mr. Kress served as Chief Operating Officer then President at Open English, an online education platform. Prior to that, he was a member of the corporate leadership staff at GE, where he held a series of roles in global commercial operations and supply chain management as well as environmental health and safety. Mr. Kress’s background as an innovative and results-driven leader with experience in large and mid-size organizations brings substantial operating experience to our Board. Mr. Kress earned his Bachelor of Science in Mechanical Engineering from Penn State University.
Jennifer Walsh.   Jennifer Walsh has been Shapeways’ Chief Financial Officer since March 2018, and has expanded her role to Chief Operating Officer in 2019. From 2015 to 2018, Ms. Walsh served as CFO for Return Path, a global SaaS and data solutions business. Before that, she was Vice President of Finance and Operations for communications consulting firm maslansky+partners and also served as a divisional CFO at (fka) Time Warner, overseeing nine Time brands spanning print, digital, mobile, TV, events, and licensed retail products. Ms. Walsh earned her Bachelor of Science from the Wharton School of the University of Pennsylvania and a Masters of Business Administration from Columbia Business School.
Miko Levy.   Miko Levy has been Shapeways’ Chief Revenue Officer since September 2019. He brings a strong track record of success in driving business growth while expanding sales channels and driving global marketing momentum. From 2013 to 2019, Miko served as a Vice President for Outbrain, a web advertising platform. Before that, he held a series of leadership and marketing positions, at Conduit, ROASTe, and 888. Mr. Levy earned his Masters in Business Administration in Marketing and Entrepreneurship from Tel Aviv University and a Bachelor of Arts in Economics and Management from the Academic College of Tel-Aviv.
Non-Employee Directors
Josh Wolfe.   Josh Wolfe has served on Shapeways’ Board of Directors since May 2012. Mr. Wolfe is a Managing Director of Lux Capital, a venture capital firm he co-founded in 2000. Mr. Wolfe currently serves on the board of directors of a number of private companies. Mr. Wolfe earned his Bachelor of Science in Applied Economics from Cornell University. Mr. Wolfe’s background in identifying and building next-generation technologies and companies brings broad expertise that allows him to make valuable contributions to our Board.

Robert Jan Galema.   Robert Jan Galema has served on our Board of Directors since June 2015. Mr. Galema is a Managing Partner at INKEF Capital, a venture capital firm he joined in 2013. Mr. Galema serves on the board of directors of a number of private companies. Mr. Galema earned his Masters of Science in Economics from Erasmus University Rotterdam. Mr. Galema’s background in identifying and building next-generation technologies and companies, as well as his operation experiences, brings valuable contributions to our Board.
Patrick S. Jones.   Upon the consummation of the Business Combination, Patrick S. Jones will serve as a member of the Company’s Board. Mr. Jones is a private investor with considerable independent board member experience with a variety of technology companies. He currently serves as audit committee chairman and independent board member for Talend SA (TLND:NASDAQ), a SaaS software company, since 2015 and an independent board member of Itesoft SA (ITE.PA:PARIS), a software company, since 2014. Previously, from 2007 to 2017, he was Chairman of the Board of Lattice Semiconductor (LSCC:NASDAQ), Chairman of the Board of InsideSecure (INSD.PA:PARIS) (now Verimatrix), Chairman of the Board of Dialogic (DLGC:OTC), Chairman of the Board of Epocrates (EPOC:NASDAQ), and has served on other boards including Fluidigm (FLDM:NASDAQ), Openwave Systems (UPIP:NASDAQ) and Novell (NOVL:NASDAQ). Prior to this, he was Senior Vice President and Chief Financial Officer for Gemplus SA, where he worked closely with Mr. David Smith, one of Galileo’s strategic advisors, who also served on Gemplus’s board of directors, audit committee and IPO committee prior to the company’s initial public offering, representing shareholder GE Capital. Prior to this, Mr. Jones was Vice President of Finance — Corporate Controller for Intel Corp (INTC:NASDAQ). Mr. Jones has an undergraduate degree from the University of Illinois, and an MBA from Saint Louis University. Mr. Jones is well-qualified to serve on Company Board due to his extensive investment and board experience.
Alberto Recchi.   Upon the consummation of the Business Combination, Alberto Recchi will serve as a member of the Company’s Board. Mr. Recchi has over 15 years of experience in corporate and leveraged finance, mergers and acquisitions, and principal investing, in both the North American and Western European markets. In 2019, he founded Ampla Capital, a merchant bank, based in New York, which focuses on proprietary direct co-investments, in both established and growth-oriented SMEs in the North American and Western European markets. Previously, from 2016 to 2019, he was a Managing Director at MC Square Capital, a co-investment platform and cross-border boutique merchant bank. Prior to this, Mr. Recchi spent 12 years at Credit Suisse, where he worked in the Private Banking and Wealth Management Division in London for three years, advising corporate treasury departments, single and multi-family offices, ultra-high net worth individuals, across all product offerings, including direct investments, asset management, custody, corporate finance, structured finance, and private wealth management. Prior to that he worked in the Investment Banking Division for nine years, advising financial initial shareholders in the U.S. and E.U., structuring and executing LBOs, IPOs and M&A deals, based in New York first and London thereafter. During his tenure at Credit Suisse, Mr. Recchi developed a network of relationships with single and multi-family offices, and with private equity players in North America and Western Europe. He is the brother of one of Galileo’s strategic advisors. Mr. Recchi holds B.S. and M.S. degrees in Aerospace Engineering from the Polytechnic of Turin, Italy. He also holds an M.B.A. from Columbia Business School as well as an M&A Certificate of Mastery issued by the New York Institute of Finance. Mr. Recchi is well-qualified to serve on Company Board due to his extensive investment and finance background in both the U.S. and Western Europe.
Composition of the Board of Directors
The Company’s business affairs will be managed under the direction of the Board. Subject to the terms of the Proposed Charter and Bylaws, the number of directors will be fixed by the Company’s Board. The Company’s Board will initially consist of seven members, divided into three classes of staggered three-year terms. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:
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the Class I directors,       ;

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the Class II directors, Alberto Recchi and Patrick S. Jones; and

•
the Class III directors,       .

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Company’s Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Company’s Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.
Director Independence
The Board will initially consist of seven members, five of whom will qualify as independent within the meaning of the independent director guidelines of NYSE. One director will not be considered independent.
In connection with the Business Combination, the Company’s Common Stock will be listed on NYSE. Under the rules of NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 of the Exchange Act and the rules of NYSE. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of NYSE.
In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of NYSE, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the rules of NYSE, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.
The Galileo Board has undertaken a review of the independence of each director and considered whether each director has a material relationship that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, Galileo anticipates that            , Josh Wolfe, Robert Jan Galema, Patrick S. Jones, and Alberto Recchi will be considered “independent directors” as defined under the listing requirements and rules of NYSE and the applicable rules of the Exchange Act.
Committees of the Company Board
The Company Board will have an audit committee, compensation committee and nominating and corporate governance committee. All of the committees will comply with all applicable requirements of the Sarbanes-Oxley Act, NYSE and SEC rules and regulations as further described below. The responsibilities of each of the committees of the Company’s Board is described below. Members will serve on these committees until their resignation or until as otherwise determined by the Board.
Audit Committee
The Company’s audit committee will be responsible for, among other things:
•
appointing, compensating, retaining, evaluating, terminating and overseeing the Company’s independent registered public accounting firm;

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discussing with the Company’s independent registered public accounting firm their independence from management;

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reviewing, with the Company’s independent registered public accounting firm, the scope and results of their audit;

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approving all audit and permissible non-audit services to be performed by the Company’s independent registered public accounting firm;

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overseeing the financial reporting process and discussing with management and the Company’s independent registered public accounting firm the quarterly and annual financial statements that Galileo file with the SEC;

•
overseeing the Company’s financial and accounting controls and compliance with legal and regulatory requirements;

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reviewing the Company’s policies on risk assessment and risk management;

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reviewing related person transactions; and

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establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the completion of the Business Combination, the Company’s audit committee will consist Patrick S. Jones, Alberto Recchi, and Robert Jan Galema, with Patrick S. Jones serving as chair. The parties have affirmatively determined that each expected member of the audit committee qualifies as independent under NYSE rules applicable to board members generally and under NYSE rules and Exchange Act Rule 10A-3 specific to audit committee members. All expected members of the Company’s audit committee meet the requirements for financial literacy under the applicable NYSE rules. In addition, the parties also believe that Mr. Jones will qualify as the “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K. The written charter for the audit committee will be available on the Company’s corporate website at www.Shapeways.com upon the completion of the Business Combination. The information on any of the Company’s websites is deemed not to be incorporated in this joint proxy statement/consent solicitation statement/prospectus or to be part of this joint proxy statement/consent solicitation statement/prospectus.
Compensation Committee
The Company’s compensation committee will be responsible for, among other things:
•
reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of the Company’s Chief Executive Officer, and the Chief Executive Officers may not be present during voting or deliberations on his or her compensation;

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overseeing an evaluation of the performance of and reviewing and setting or making recommendations to the Board regarding the compensation of the Company’s other executive officers;

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reviewing and approving or making recommendations to the Board regarding the Company’s incentive compensation and equity-based plans, policies and programs;

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reviewing and approving all employment agreement and severance arrangements for the Company’s executive officers;

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making recommendations to the Board regarding the compensation of the Company’s directors; and

•
retaining and overseeing any compensation consultants.

Upon the completion of the Business Combination, the Company’s compensation committee will consist of Josh Wolfe, Robert Jan Galema, and       , with Josh Wolfe serving as chair. The parties have affirmatively determined that each member qualifies as independent under NYSE rules and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. The written charter for the compensation committee will be available on the Company’s corporate website at www.Shapeways.com upon the completion of the Business Combination. The information on any of the Company’s websites is deemed not to be incorporated in this joint proxy statement/consent solicitation statement/prospectus or to be part of this joint proxy statement/consent solicitation statement/prospectus.
Nominating and Corporate Governance Committee
The Company’s nominating and corporate governance committee will be responsible for, among other things:
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identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board;

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overseeing succession planning for the Company’s Chief Executive Officer and other executive officers;

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periodically reviewing the Company Board’s leadership structure and recommending any proposed changes to the Board;

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overseeing an annual evaluation of the effectiveness of the Board and its committees; and

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developing and recommending to the Board a set of corporate governance guidelines.

Upon completion of the Business Combination, the Company’s nominating and corporate governance committee will consist of Josh Wolfe, Patrick S. Jones, and Alberto Recchi, with Alberto Recchi serving as chair. The parties have affirmatively determined that each member qualifies as independent under NYSE rules. The written charter for the nominating and corporate governance committee will be available on the Company’s corporate website at www.Shapeways.com upon the completion of the Business Combination. The information on any of the Company’s websites is deemed not to be incorporated in this joint proxy statement/consent solicitation statement/prospectus or to be part of this joint proxy statement/consent solicitation statement/prospectus.
Code of Ethics
The Company will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on the Company’s corporate website at www.Shapeways.com upon the completion of the Business Combination. The Company intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K. The information on any of the Company’s websites is deemed not to be incorporated in this joint proxy statement/consent solicitation statement/prospectus or to be part of this joint proxy statement/consent solicitation statement/prospectus.
Risk Oversight
The Board is responsible for overseeing the Company’s risk management process. The Board focuses on the Company’s general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. The Company’s audit committee is also responsible for discussing the Company’s policies with respect to risk assessment and risk management. The Board believes its administration of its risk oversight function has not negatively affected the Company Board’s leadership structure.
Compensation Committee Interlocks and Sponsor Participation
None of the Company’s executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the Board or compensation committee.
Combined Company Non-Employee Director Compensation Policy
After the completion of the Business Combination, the Company intends to implement a compensation policy for its non-employee directors. Such policy will include an annual cash retainer for all non-employee directors, in addition to equity grants determined by the compensation committee and reimbursement for reasonable expenses incurred in connection with attending board and committee meetings. See the section titled “Shapeways Executive Officer and Director Compensation Following the Business Combination — Director Compensation” for the proposed terms of the Non-Employee Director Compensation Policy.
EXECUTIVE COMPENSATION
Galileo Executive Officer and Director Compensation
Galileo is an “emerging growth company,” as defined in the JOBS Act, and the following is intended to comply with the scaled back disclosure requirements applicable to emerging growth companies. No executive officer of Galileo has received any cash compensation for services rendered to Galileo, although Galileo may pay consulting, finder or success fees to its officers, directors, stockholders or their affiliates for assisting it in consummating its initial business combination. These officers, directors and stockholders will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Galileo’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations, as well as traveling to and from the offices, plants, or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Galileo.
After the Business Combination, members of Galileo’s management team who remain with the Combined Company may be paid consulting, management, or other fees from the Combined Company. Such compensation will be publicly disclosed at the time of its determination in a current report on Form 8-K, to the extent required by the SEC.
Since its formation, Galileo has not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of its executive officers or directors.
Securities Authorized for Issuance under Galileo Equity Compensation Plans
As of December 31, 2020, Galileo had no equity compensation plans or outstanding equity awards.
Shapeways Executive Officer and Director Compensation
To achieve Shapeways’ goals, Shapeways has designed its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals. Shapeways believes its compensation program should promote the success of Shapeways and align executive incentives with the long-term interests of its stockholders. Shapeways’ current compensation programs reflect its startup origins in that they consist primarily of salary and bonuses, as well as awards of stock and for the grant of options to purchase stock.
Shapeways’ board of directors (the “Shapeways Board”), with input from its Chief Executive Officer, has historically determined the compensation for Shapeways’ executive officers. For the year ended December 31, 2020, Shapeways’ named executive officers were Gregory Kress, Chief Executive Officer, Miko Levy, Chief Revenue Officer, and Jennifer Walsh, Chief Financial Officer.
This section provides an overview of Shapeways’ executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

Summary Compensation Table for Fiscal Year 2020
The following table sets forth information concerning the compensation of the named executive officers for the fiscal year ended December 31, 2020.
	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(3)	Non-Equity Incentive Compensation(4)	All Other Compensation ($)(5)	Total ($)
Gregory Kress,	2020	$350,000	$200,000(2)	$242,959	$0	$8,550	$801,509
Chief Executive Officer
Miko Levy,	2020	$250,000	$100,000	$24,296	$90,000	$8,550	$472,846
Chief Revenue Officer
Jennifer Walsh,	2020	$325,000	$97,500	$0	$0	$8,550	$431,050
Chief Financial Officer

(1)
The amounts in this column represent the base salaries earned in fiscal year 2020.

(2)
In 2020, Mr. Kress’s bonus was contingent upon closing funding for Shapeways. His original target was $150,000; however, the Shapeways Board approved a larger bonus of $200,000 in 2020 for superior performance as determined by the Shapeways Board, as shown above.

(3)
The amounts in this column represent the aggregate grant-date fair value of the granted awards, computed in accordance with the FASB’s Accounting Standards Codification Topic 718. See Note 11 to Shapeways’ audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for a discussion of the assumptions made by Shapeways in determining the grant-date fair value of Shapeways’ equity awards.

(4)
The amount in this column represents commissions paid based on sales commission awards under Shapeways’ sales compensation incentive plan.

(5)
The amounts in this column represent employer contributions made to each named executive officer’s 401(k) plan account in respect of 2020.

Narrative Disclosure to Summary Compensation Table
For 2020, the compensation program for Shapeways’ named executive officers consisted of base salary and incentive compensation, delivered in the form of cash bonus opportunities and stock option awards.
Base Salary
Base salary is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.
Cash Bonus
Cash bonus opportunities are also set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. With respect to each of Messrs. Kress and Levy and Ms. Walsh we have entered into an offer letter, described below, which sets forth his or her cash bonus opportunities. As of December 31, 2020, the executives’ bonuses are paid twice yearly, with 35% of the total bonus eligible to be paid at the end of July each year and the remaining 65% paid at the end of January the following calendar year. Mr. Levy’s sales commission bonus is paid quarterly at 80% and is finalized and trued up at the end of each January. Each executive’s bonus is subject to varying bonus targets as described in both the Summary Compensation Table above and the offer letters with each of Messrs. Kress and Levy and Ms. Walsh as described below.

2010 Stock Plan
The Shapeways Board adopted, and Shapeways’ stockholders approved, the 2010 Stock Plan in 2010. Each of the named executive officers hold options under the 2010 Stock Plan, as described below.
If the Incentive Plan is approved by Galileo’s shareholders, as described in Proposal 12 above, it is expected that the 2010 Stock Plan will be terminated and no further awards will be granted under the 2010 Stock Plan after the consummation of the Business Combination.
The following describes the terms of the 2010 Stock Plan.
Grants, Generally.   The 2010 Stock Plan provides both for the direct award or sale of shares and for the grant of incentive stock options (“ISOs”) and non-qualified stock options (“NSOs”). ISOs may be granted only to Shapeways’ employees. All other awards may be granted to employees, outside directors and consultants of Shapeways.
The maximum number of shares of Shapeways common stock that may be issued over the term of the 2010 Stock Plan is 16,942,546 shares. As of March 31, 2021, stock options to purchase 8,047,469 shares of Shapeways’ common stock with a weighted-average exercise price of $0.44 per share were outstanding under the 2010 Stock Plan. There were no outstanding awards under the 2010 Stock Plan other than these options.
Administration.   The Shapeways’ Board, or a committee delegated by the Shapeways Board, administers the 2010 Stock Plan. Subject to the terms of the 2010 Stock Plan, the administrator has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise or purchase price of the award, and when the award will vest and, as applicable, become exercisable), to modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of the 2010 Stock Plan and awards granted thereunder.
Options.   Shapeways’ employees and service providers have historically received stock options pursuant to the 2010 Stock Plan. Each of the named executive officers has been granted a mix of ISOs and NSOs. See the “Outstanding Equity Awards at 2020 Fiscal Year End” table below for further information about Shapeways’ named executive officers’ outstanding options as of December 31, 2020.
The exercise price per share of options granted under the 2010 Stock Plan must be at least 100% of the fair market value per share of Shapeways’ common stock on the grant date. Subject to the provisions of the 2010 Stock Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.
Changes to Capital Structure; Corporate Transactions.   In the event of certain changes to Shapeways’ capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (a) the number of shares available for issuance under the 2010 Stock Plan, and (b) the number of shares covered by and, as applicable, the exercise price and the kind of underlying security of each outstanding award granted under the 2010 Stock Plan. In the event Shapeways is party to a corporate transaction (as defined in the 2010 Stock Plan), the Shapeways Board or committee administering the 2010 Stock Plan may take one or more of the following actions to provide for: (i) the continuation of the options by Shapeways (if Shapeways is the surviving corporation), (ii) the assumption or substitution of options by the successor or surviving corporation, (iii) upon written notice, the termination of unexercised options prior to the reorganization event, (iv) the cancellation and purchase of outstanding options for an amount equal to the amount that could have been obtained upon the exercise of the option and sale of the underlying stock had such option been currently exercisable, or (v) the cancellation of such outstanding options.
Plan Amendment or Termination.   The Shapeways Board may amend, modify, or terminate the 2010 Stock Plan at any time. The Shapeways Board must obtain stockholder approval of any plan amendment to the extent required.

Retirement Benefits and Perquisites
Shapeways provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; pet insurance; life insurance; accidental death and dismemberment insurance; short-and long-term disability insurance; and a tax-qualified Section 401(k) plan for which Shapeways makes safe harbor contributions on behalf of its employees. In 2020, the contribution amount was equal to 3% of employees' compensation. In 2021, Shapeways increased the contribution amount to 4% of employees' compensation. Shapeways does not maintain any executive-specific benefit or perquisite programs.
Agreements with Shapeways’ Named Executive Officers
Shapeways currently maintains an offer letter with each of Messrs. Kress and Levy and Ms. Walsh as summarized below. In addition, each named executive officer entered into Shapeways’ standard Proprietary Information and Inventions Assignment Agreement, which contains certain customary restrictive covenants, as described below.
Agreements with Gregory Kress
Shapeways entered into an offer letter with Mr. Kress on December 18, 2017 and he assumed the role of Chief Executive Officer on January 2, 2018. Pursuant to the terms of the offer letter, Mr. Kress receives a base salary at an annual rate of $350,000, which base salary may be adjusted pursuant to Shapeways’ employee compensation policies and as approved by the Shapeways Board. Mr. Kress is eligible to receive a discretionary annual on-target bonus of $150,000 based on the achievement of goals related to Shapeways’ performance, Mr. Kress’s individual performance, and Mr. Kress’s team/department’s performance. Mr. Kress was also eligible for a performance and compensation evaluation six (6) months after he started his employment with Shapeways. Pursuant to the terms of the offer letter, Mr. Kress was granted an option to purchase a number of shares equal to 3.5% of Shapeways’ fully-diluted capitalization, calculated as of the date of his offer letter, at a purchase price of $2.51 per share. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest over a four-year period, with 25% of the shares vesting upon completion of 12 months of continuous service after Mr. Kress’s employment start date and the remainder vesting in 36 equal monthly installments thereafter.
On September 6, 2018, Shapeways underwent a repricing in which it repriced each then-outstanding employee option with an exercise price in excess of $0.36 per share, including the option granted to Mr. Kress, to $0.36 per share. On this date Mr. Kress received a second option to purchase 559,681 shares of Shapeways common stock. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest over a four-year period, with 25% of the shares vesting upon completion of 12 months of continuous service beginning April 20, 2018 and the remainder vesting in 36 equal monthly installments thereafter.
On May 6, 2020, Mr. Kress received a third option to purchase 1,349,772 shares of Shapeways common stock at a purchase price of $0.37 per share. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest in 48 equal monthly installments beginning March 1, 2020, subject to Mr. Kress’s continued service through each such vesting date.
Vested shares subject to the Kress options will remain exercisable for six months post-termination (or until the expiration of the option, if earlier) unless he is terminated for Cause. In addition, if Shapeways is subject to a Change in Control before Mr. Kress’s employment with Shapeways terminates and Mr. Kress’s employment is then terminated by Shapeways (or its successor) without Cause or by Mr. Kress for Good Reason within 12 months of such Change in Control, 100% of the then-unvested shares subject to the Kress options will be deemed fully vested.
The offer letter provides that if Shapeways terminates Mr. Kress’s employment without Cause or Mr. Kress terminates his employment for Good Reason, Mr. Kress will be entitled to severance benefits equal to six months of salary continuation at his then current base salary, subject to standard withholding and payroll deductions, and should Mr. Kress elect COBRA coverage, Shapeways will continue its current contribution towards Mr. Kress’s coverage until the earliest of (i) six months following his termination, (ii) the expiration of his continuation coverage under COBRA or (iii) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. The severance benefits are subject to Mr. Kress (i) returning all Shapeways property in his possession, (ii) resigning as a member of the board of directors of Shapeways and all of its subsidiaries to the extent applicable, and (iii) executing a general release of all claims that Mr. Kress may have against Shapeways or persons affiliated with Shapeways.
“Cause” is defined in Mr. Kress’s offer letter as (i) fraud, embezzlement, willful conduct or a material violation of law that is materially detrimental to Shapeways or any of its current or future affiliates; (ii) gross negligence with respect to Shapeways or any current or future affiliates that causes material harm to Shapeways or any current or future affiliate; (iii) conviction or plea of guilty or nolo contendere for a felony or a crime of moral turpitude that causes material harm to Shapeways’ reputation or (iv) a material breach of any provision of Mr. Kress’s offer letter or any provision of Shapeways’ policies; provided, however, that if a cure is reasonably possible in the circumstances, that at least 15 days’ advance written notice of such breach has been provided (which notice shall specifically set forth the nature of such breach), and Mr. Kress has failed to cure such breach within such 15-day period.
“Change in Control” as defined in Mr. Kress’s offer letter means (a) the consummation of a merger or consolidation of Shapeways with or into another entity or (b) the dissolution, liquidation or winding up of Shapeways. The foregoing notwithstanding, a merger or consolidation of Shapeways does not constitute a “Change in Control” if immediately after the merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of the continuing or surviving entity, will be owned by the persons who were Shapeways’ stockholders immediately prior to the merger or consolidation in substantially the same proportions as their ownership of the voting power of Shapeways’ capital stock immediately prior to the merger or consolidation.
“Good Reason” is defined in Mr. Kress’s offer letter as a relocation by Shapeways of his principal office more than forty (40) miles from New York, NY that occurs without his prior written consent.
Mr. Kress has entered into Shapeways’ standard Proprietary Information and Inventions Assignment Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for 12 months post-termination of employment.
Agreements with Miko Levy
Shapeways entered into an offer letter with Mr. Levy on August 15, 2019 and he assumed the role of Chief Revenue Officer on September 23, 2019. Pursuant to the terms of the offer letter, Mr. Levy receives a base salary at an annual rate of $250,000, which base salary may be adjusted in accordance with Shapeways’ employee compensation policies. Mr. Levy is eligible to receive a discretionary annual on-target bonus of $100,000 based on the achievement of goals related to Shapeways' performance, Mr. Levy's individualized performance, and Mr. Levy's team/department's performance. Mr. Levy is also eligible to receive sales commissions of up to $100,000 annually, to be paid out quarterly (capped at 80%) based on attainment of a CEO and Shapeways Board-approved sales plan and corporate plan; final/annual payout is eligible for acceleration. Mr. Levy’s bonus for the fourth quarter of fiscal 2019 was guaranteed at 100% or $50,000.
Pursuant to the terms of the offer letter, Mr. Levy received an option to purchase 404,932 shares of Shapeways common stock at a purchase price of $0.37 per share. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest over a four-year period, with 25% of the shares vesting upon completion of 12 months of continuous service after Mr. Levy’s employment start date and the remainder vesting in 36 equal monthly installments thereafter. On May 6, 2020, Mr. Levy received a second option to purchase 134,977 shares of Shapeways common stock at a purchase price of $0.37 per share. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest over a four-year period, with 12.5% of the shares vesting upon completion of 6 months of continuous service beginning March 1, 2020 and the remainder vesting in 42 equal monthly installments thereafter.

If Shapeways is subject to a Change in Control before Mr. Levy’s employment with Shapeways terminates and Mr. Levy’s employment is then terminated by Shapeways (or its successor) without Cause or by Mr. Levy for Good Reason within 12 months of such Change in Control, 100% of the then-unvested shares subject to the Levy options will be deemed fully vested.
The offer letter provides that if Shapeways terminates Mr. Levy’s employment without Cause or Mr. Levy terminates his employment for Good Reason, Mr. Levy will be entitled to severance benefits equal to three months of salary continuation at his then current base salary, subject to standard withholding and payroll deductions, and should Mr. Levy elect COBRA coverage, Shapeways will continue its current contribution towards Mr. Levy’s coverage for the full three (3) month severance period. The severance benefits are subject to Mr. Levy executing a general release of all claims in favor of Shapeways.
“Change in Control” as defined in Mr. Levy’s offer letter means the occurrence of any of the following on or after commencement of employment with Shapeways: (i) an acquisition of Shapeways by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation, or sale of more than 50% of the outstanding voting stock of Shapeways), or (ii) a sale of all or substantially all of Shapeways’ assets (collectively, a “Merger”), so long as, in either case, Shapeways’ stockholders of record immediately prior to such Merger hold less than 50% of the voting power of the surviving or acquiring entity.
The defined terms “Cause” and “Good Reason” are the same as described for Mr. Kress above.
Mr. Levy has entered into Shapeways’ standard Proprietary Information and Inventions Assignment Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for 12 months post-termination of employment.
Agreements with Jennifer Walsh
Shapeways entered into an offer letter with Ms. Walsh on March 14, 2018, and she assumed the role of Chief Financial Officer on March 19, 2018. The offer letter provided Ms. Walsh with a base salary at an annual rate of $300,000, and in 2019 her salary increased by $25,000, as shown above in the Summary Compensation Table. Ms. Walsh’s base salary may be further adjusted in accordance with Shapeways’ employee compensation policies. Ms. Walsh is eligible to receive a discretionary annual on-target bonus equal to 30% of her base salary, based on achievement of goals related to Shapeways’ performance, Ms. Walsh’s individual performance, and Ms. Walsh’s team/department’s performance.
Pursuant to the terms of the offer letter, Ms. Walsh received an option to purchase 420,000 shares of Shapeways common stock at purchase price of $0.36 per share. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest over a four-year period, with 25% of the shares vesting upon completion of 12 months of continuous service after Ms. Walsh’s employment start date and the remainder vesting in 36 equal monthly installments thereafter. On September 6, 2018, Ms. Walsh also received a second option to purchase 119,909 shares of Shapeways common stock at a purchase price of 0.36 per share. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest over a four-year period, with 25% of the shares vesting upon completion of 12 months of continuous service beginning April 20, 2018 and the remainder vesting in 36 equal monthly installments thereafter.
On July 24, 2019, Ms. Walsh received a third option to purchase 539,909 shares of Shapeways common stock at a purchase price of $0.37 per share. The option was immediately exercisable when it was granted, but the shares underlying the option are subject to repurchase by Shapeways until they are vested. The option shares vest in 48 equal monthly installments beginning June 1, 2019, subject to Ms. Walsh’s continued service through each such vesting date.
If Shapeways is subject to a Change in Control before Ms. Walsh’s employment with Shapeways terminates and Ms. Walsh’s employment is then terminated by Shapeways (or its successor) without Cause or by Ms. Walsh for Good Reason within 12 months of such Change in Control, 100% of the then-unvested shares subject to the Walsh options will be deemed fully vested.

The offer letter provides that if Shapeways terminates Ms. Walsh’s employment, with or without Cause, Ms. Walsh will be entitled to severance benefits equal to six months of salary continuation at her then current base salary, subject to standard withholding and payroll deductions, and should Ms. Walsh elect COBRA coverage, Shapeways will continue its current contribution towards Ms. Walsh’s coverage for the full six month severance period.
The defined term “Change in Control” is the same as described for Mr. Levy above. The defined terms “Cause” and “Good Reason” are the same as described for Mr. Kress above.
Ms. Walsh has entered into Shapeways’ standard Proprietary Information and Inventions Assignment Agreement, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for 12 months post-termination of employment.
Outstanding Equity Awards at 2020 Fiscal Year End
The following table presents information regarding outstanding equity awards held by Shapeways’ named executive officers as of December 31, 2020.
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Vested	Number of Securities Underlying Unexercised Options (#) Unvested	Option Exercise Price ($)	Option Expiration Date
Gregory Kress	2/27/2018	1/02/2018	969,791(1)	360,209(1)	0.36(2)	2/26/2028
	9/06/2018	4/20/2018	373,120(1)	186,561(1)	0.36	9/05/2028
	5/06/2020	3/01/2020	253,082(3)	1,096,690(3)	0.37	5/05/2030
Miko Levy	10/30/2019	9/23/2019	126,541(1)	278,391(1)	0.37	10/29/2029
	5/06/2020	3/01/2020	28,120(4)	106,857(4)	0.37	5/05/2030
Jennifer Walsh	9/06/2018	3/19/2018	288,750(1)	131,250(1)	0.36	9/05/2028
	9/06/2018	4/20/2018	79,939(1)	39,970(1)	0.36	9/05/2028
	7/24/2019	6/01/2019	202,465(3)	337,444(3)	0.37	7/23/2029

(1)
The option was immediately exercisable for all shares. The shares underlying the option vest over a four-year period subject to the officer’s continuous service through each vesting date, with 25% of the shares vesting upon completion of 12 months of service after the vesting commencement date and the remainder vesting in 36 equal monthly installments thereafter. In addition, 100% of the unvested shares subject to the option shall vest if the optionee is subject to an involuntary termination without cause or resignation for good reason within 12 months after a change in control.

(2)
The option was originally granted with an exercise price of $2.51 per share and was repriced to $0.36 per share on September 6, 2018.

(3)
The option was immediately exercisable for all shares. The shares underlying the option vest in 48 equal monthly installments subject to the officer’s continuous service through each vesting date. In addition, 100% of the unvested shares subject to the option shall vest if the optionee is subject to an involuntary termination without cause or resignation for good reason within 12 months after a change in control.

(4)
The option was immediately exercisable for all shares. The shares underlying the option vest over a four-year period subject to the officer’s continuous service through each vesting date, with 12.5% of the shares vesting upon completion of 6 months of service after the vesting commencement date and the remainder vesting in 42 equal monthly installments thereafter. In addition, 100% of the unvested shares subject to the option shall vest if the optionee is subject to an involuntary termination without cause or resignation for good reason within 12 months after a change in control.

Acceleration of Mr. Kress’s, Ms. Walsh’s and Mr. Levy’s Option Awards
In view of the substantial contributions from Mr. Kress, Ms. Walsh and Mr. Levy in connection with the Business Combination, the Shapeways Board, as administrator of the 2010 Stock Plan, will take action to accelerate the vesting of the shares underlying the Kress options, the Walsh options and the Levy options so that, effective as of immediately prior to the consummation of the Business Combination, each of the Kress options, the Walsh options and the Levy options will be vested in full. As a condition to such vesting acceleration and as a material inducement for the Company to enter into the Employment Agreements (the terms of which are described in the section titled “Shapeways Executive Officer and Director Compensation Following the Business Combination — Employment Agreements”), Mr. Kress, Ms. Walsh and Mr. Levy have agreed to retain all, and to not sell or transfer any, of their existing options under the 2010 Stock Plan or any shares received upon exercise of such options through the earlier of (x) December 31, 2022 and (y) a Change in Control (as defined in the Incentive Plan).
Shapeways Director Compensation
Shapeways currently has no formal arrangements under which directors receive compensation for their service on the Shapeways Board or its committees. Mr. Kress does not receive additional compensation for his services as a director.
Following consummation of the Business Combination, the Combined Company intends to implement a compensation policy for its non-employee directors. Such policy will include an annual cash retainer for all non-employee directors, in addition to equity grants determined by the compensation committee and reimbursement for reasonable expenses incurred in connection with attending board and committee meetings. See the section titled “Shapeways Executive Officer and Director Compensation Following the Business Combination — Director Compensation” for the proposed terms of the Non-Employee Director Compensation Policy.
Shapeways Executive Officer and Director Compensation Following the Business Combination
Executive Compensation
The policies of the Combined Company with respect to the compensation of its executive officers following the Business Combination are expected to be administered by the Company Board in consultation with its compensation committee. The Combined Company may also rely on data and analyses from third parties, such as compensation consultants, in connection with its compensation programs. The Combined Company intends to design and implement programs to provide for compensation that is sufficient to attract, motivate and retain executives of the Combined Company and potentially other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.
Employment Agreements
Each of the Key Executives has entered into an Employment Agreement with the Combined Company, effective as of the Closing and conditioned upon ( i ) the consummation of the Business Combination and (ii) the Key Executive’s continued employment with Shapeways until the Closing. Messrs. Kress and Levy and Ms. Walsh will each continue his or her role as Chief Executive Officer, Chief Revenue Officer and Chief Financial Officer, respectively. Mr. Kress will report to the Company Board and Mr. Levy and Ms. Walsh will report to the Chief Executive Officer. The principal location of their services will be in New York City.
Mr. Kress will receive an annual base salary of $385,000 (increased from $350,000), Mr. Levy will receive an annual base salary of $300,000 (increased from $250,000) and Ms. Walsh will receive an annual base salary of $357,500 (increased from $325,000). Each Key Executive’s annual base salary rate may be increased but not decreased, unless such decrease is made across the board to other senior executives of the Company. The Company Board or its compensation committee will review each Key Executive’s annual base salary rate at least annually, with the intent to establish compensation levels consistent with competitive market standards, taking into account the growth of the Company over time.
Pursuant to the terms of each Key Executive Employment Agreement, the Key Executive will be eligible to participate in the Company’s annual incentive bonus plan, as in effect from time to time (the “Company Bonus Plan”). For each fiscal year commencing with 2021, the annual target bonus opportunity under the Company Bonus Plan for Messrs. Kress and Levy and Ms. Walsh will be 90%, 65% and 50%, respectively, of his or her annual base salary rate, with a maximum bonus opportunity for any fiscal year equal to 200% of his or her target opportunity. Each Key Executive will be eligible to earn the full bonus for 2021, calculated using his or her annual base salary rate as if such rate were in effect for the full year.
The performance measures under the Company Bonus Plan will be established by the compensation committee and, absent extraordinary circumstances, will be communicated to the Key Executive in the first quarter of the fiscal year for which the bonus is measured. The performance measures and targets under the Bonus Plan will be subject to adjustment by the compensation committee in case of extraordinary nonrecurring events, such as those described under relevant accounting rules, or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year, or as a result of applicable tax law or accounting rule changes. Bonuses, if earned, will be payable in the fiscal year immediately following the fiscal year for which the bonus is earned, subject to the compensation committee’s determination of the achievement of the applicable performance measures. Payments under the Company Bonus Plan will generally be subject to continued employment through the applicable payment date (except in case of certain qualifying terminations, described below).
For 2021 and 2022, annual incentive bonuses will be conditioned on achievement of gross margin and revenue growth goals. If the gross margin goal is not satisfied, then no bonus will be payable for such year. If the gross margin goal is satisfied, then the amount of the Key Executive’s bonus for such year will be determined based on achievement of the revenue growth goal, as follows:
(a)
The threshold revenue growth target will be 60% of budgeted target, meaning that if revenue growth is below such threshold target, no bonus for such year will be payable;

(b)
Between 60% and 100% achievement of the revenue growth target (i.e., between threshold and target achievement), the amount of the bonus for such year will be determined on a linear interpolation basis between 0% and 100% payment of target bonus; and

(c)
Between 100% and 150% (or greater) achievement of the revenue growth target (i.e., between target and maximum achievement), the amount of the bonus for such year will be determined on a linear interpolation basis between 100% and 200% payout of target bonus.

The Company Board or its compensation committee will review each Key Executive’s annual target and maximum bonus opportunities at least annually, with the intent to establish compensation levels consistent with competitive market standards, taking into account the growth of the Company over time. The value of each Key Executive’s annual target and maximum bonus opportunities may be increased but not decreased, unless such decrease is made across the board to other senior executives of the Company.
Each Key Executive Employment Agreement provides that if the Company terminates the Key Executive’s employment without Cause or if the Key Executive terminates his or her employment for Good Reason, the Key Executive will be entitled to (i) six months of salary continuation at the Key Executive’s then-current base salary, (ii) a prorated portion of the actual bonus the Key Executive would have received under the Company Bonus Plan had his or her termination not occurred, (iii) any unpaid bonus that would have been payable under the Company Bonus Plan for any fiscal year preceding the fiscal year in which termination occurs had the Key Executive remained employed through the applicable payment date (the “Prior Year Bonus”), and (iv) should the Key Executive elect COBRA coverage, the Company will continue its contribution to the premium cost of the Key Executive’s coverage and that of his or her eligible dependents until the earlier of (x) the six -month anniversary of the Key Executive’s termination date and (y) the date the Key Executive begins new employment that offers group health coverage.
However, if the Key Executive’s termination occurs on or within 12 months following a consummation of a Change in Control (as generally defined in the Incentive Plan), then in lieu of the payments described above, the Key Executive will be entitled to (i) a lump sum cash payment equal to 12 months of base salary at the Key Executive’s then-current base salary rate, (ii) a prorated portion of the Key Executive’s target bonus, (iii) the Prior Year Bonus, (iv) 12 months of COBRA contributions as described above and (v) immediate vesting in full of all service-vesting conditions of all of the Key Executive’s then outstanding equity or equity-based incentive awards, it being understood that any such outstanding awards that are also subject to satisfaction of performance-vesting conditions will remain outstanding and will continue to be eligible to vest subject to the satisfaction of such conditions based on the actual results of the applicable financial or other metrics and will be payable on the regular payment dates as per the terms of the applicable award agreement; provided that any individual performance goals that are not based on objective financial performance criteria will be deemed earned at target as of the date of termination; provided, further, that if the individual award agreement or other contract between the Company and the Key Executive governing any such award provides for more favorable vesting treatment, then the more favorable treatment will apply to such award.
If the Key Executive’s employment terminates due to his or her death or is terminated by the Company due to disability, the Key Executive (or his or her heirs or estate, as applicable) will be eligible to receive (i) the Prior Year Bonus and (ii) a prorated portion of the bonus the Key Executive would have received under the Company Bonus Plan had the termination not occurred, based on actual performance results for such year.
Severance benefits are conditioned upon and subject to (i) the Key Executive’s execution of a general waiver and release of claims, (ii) compliance with restrictive covenants and (iii) resignation from all offices, boards, committees and any other offices or positions of the Company or its affiliates. Additionally, the Company Board and its compensation committee will cooperate in good faith to review and evaluate the Key Executive’s severance benefits on a periodic basis to take into account the growth of the Company’s business over time.
“Cause” is defined as (i) willful and continued failure to substantially perform duties with the Company or its affiliates (other than any such failure resulting from incapacity due to physical or mental illness); (ii) gross negligence or willful misconduct in the execution of duties under the Employment Agreement; (iii) conviction of, or a plea of nolo contendere to, a crime of serious moral turpitude that causes material harm to the business or prospects of the Company or its affiliates, (iv) conviction of, or a plea of nolo contendere to, a felony (or the equivalent thereof in a jurisdiction other than the United States); (v) material breach of the Employment Agreement, the proprietary information and inventions agreement or any other material written agreement between the Key Executive and the Company or any of its affiliates; (vi) performance of any material act of theft, embezzlement, fraud or misappropriation, in each case with respect to the property of the Company or one of its affiliates; or (vii) any material breach of the material, written personnel policies of the Company or one of its affiliates, including those prohibiting acts of discrimination, harassment or retaliation. The events described in clauses (i), (ii) and (v) above will not constitute Cause unless the Company notifies the Key Executive in writing within 30 days following the Company Board’s actual knowledge of the event giving rise to Cause and the Key Executive has failed to cure the circumstances giving rise to Cause within 30 days following such notice.
“Good Reason” means, without the Key Executive’s consent: (i) a reduction in the Key Executive’s annual base salary or annual incentive opportunity, unless such reduction is made across the board to other senior executives of the Company and does not exceed 10% of the Key Executive’s then current annual base salary or annual incentive opportunity, as applicable; (ii) a material diminution in the Key Executive’s title, reporting relationship, authority, duties or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (iii) relocation of the Key Executive’s principal place of employment by more than 25 miles outside of New York City (unless the Key Executive is provided the opportunity, and the Key Executive consents, to work remotely); or (iv) the Company’s failure to pay compensation when due or other breach of the Employment Agreement or any other material written agreement between the Key Executive and the Company or any of its affiliates.
Mr. Kress has entered into the Non-Competition Agreement, to become effective as of the Closing. In addition, each of the Key Executives have entered into a proprietary information and inventions agreement with the Combined Company, effective as of the Closing, which contains (i) customary invention assignment and confidentiality provisions and (ii) non-compete and non-solicit covenants for 12 months post-termination of employment.
Equity Compensation
As discussed above under Proposal 12 (Incentive Plan Proposal) and Proposal 13 (ESPP Proposal), the Galileo Board is expected to approve and adopt the Incentive Plan and the ESPP, which, subject to the approval of Galileo’s shareholders, would authorize the grant of equity awards and stock purchases, respectively, to eligible individuals, including the named executive officers, following the consummation of the Business Combination. Under the Merger Agreement, subject to the approval of the Incentive Plan by Galileo’s shareholders, the named executive officers would receive the Purchaser Earnout RSUs and Transaction Bonus RSUs under the Incentive Plan, as described above under Proposal 12 (Incentive Plan Proposal).
In addition, under the Employment Agreements, each Key Executive will be eligible to receive annual grants of long-term compensation under the Incentive Plan as determined by the Company Board or its compensation committee. Such grants will be made at the same time as for other senior executive officers of the Company, and will be subject to such terms and conditions (including vesting, which may be service-based or performance-based) as may be determined by the Company Board or its compensation committee.
In early 2022, pursuant to their Employment Agreements, each Key Executive will be eligible to receive, subject to the approval of the Company Board or its compensation committee, an RSU award under the Incentive Plan, with respect to a number of shares equal to 0.5% in the case of Mr. Kress, 0.2% in the case of Mr. Levy and 0.3% in the case of Ms. Walsh, of the then outstanding Common Stock on a fully-diluted basis. These RSUs will be subject to (a) vesting over four years from the date of grant, as to 10%, 20%, 30% and 40% on the first, second, third and fourth anniversaries of the grant date, respectively, in each case, subject to the Key Executive’s continued employment with the Company through each applicable vesting date, and (b) such other terms and conditions to be set forth in an award agreement provided to the Key Executive.
Director Compensation
The Board will adopt a compensation policy for its non-employee directors to be in effect after the completion of the Business Combination (the “Non-Employee Director Compensation Policy”. The Non-Employee Director Compensation Policy will be designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward non-employee directors who contribute to the long-term success of the Combined Company. The Non-Employee Director Compensation Policy will provide for an annual cash retainer for all non-employee directors, in addition to equity grants determined by the compensation committee and reimbursement for reasonable expenses incurred in connection with attending board and committee meetings. The Company Board expects to review non-employee director compensation periodically to ensure that non-employee director compensation remains competitive such that the Combined Company is able to recruit and retain qualified directors.
Cash Compensation (proposed; subject to final review and approval)
•
Each non-employee director will receive an annual cash retainer of $35,000.

•
A non-executive chairperson will be paid an additional annual cash retainer of $30,000.

•
To the extent the Company Board appoints a director as “lead independent director” (if not the chairperson), such director will be paid an additional annual cash retainer of $17,500.

•
Directors will receive an additional annual cash retainer, as set forth below, for their service on Company Board committees as follows:

Committee	Chairperson	Member
Audit	$20,000	$10,000
Compensation	$12,000	$6,000
Nominating and Governance	$8,000	$4,000

•
All cash retainers will be paid in arrears in quarterly installments within 30 days after the fiscal quarter end.

Equity Compensation (proposed; subject to final review and approval)
Directors will receive RSU awards under the Incentive Plan or any successor plan, subject to the terms and conditions of the Incentive Plan and the applicable restricted stock unit agreement.
Annual Grant.   Commencing with the Company’s first annual meeting of stockholders, each director will receive an RSU award having a value of $125,000. The date of grant for the annual grant will be the date of the annual meeting of stockholders. The number of shares subject to the annual grant will be determined using the closing price of the Common Stock on the date of grant. Subject to the director’s continuing service, the service-based requirement will be satisfied on the earlier of (A) the date of the next annual meeting of stockholders or (B) the one-year anniversary of the date of grant.
Initial Grant.   Each director whose appointment or nomination as a member of the Company Board occurs after the Closing will receive in connection with such appointment or nomination an RSU award having a value of $215,000. The date of grant for an initial grant will be the date of the director’s appointment or nomination. The number of shares subject to the initial grant will be determined using the closing price of the Common Stock on the date of grant. Subject to the director’s continuing service, the service-based requirement will be satisfied in equal annual installments over a three-year period, and the vesting date in each year will be the anniversary of the date of grant (or if there is no corresponding date, the last date of the month).
Upon a transaction constituting a “Change in Control” as defined in the Incentive Plan, the service-based requirement applicable to outstanding equity awards granted pursuant hereto will be deemed satisfied in full upon the effective date of such transaction.
Mr. Kress will not receive additional compensation for his services as a director.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Galileo Related Party Transactions
As of September 30, 2019, Galileo’s sponsor loaned Galileo an aggregate of $61,452 on a non-interest bearing basis for payment of offering expenses on our behalf. The loan is payable on the earlier of March 31, 2020 or the date on which Galileo consummate its IPO. The loan was repaid out of the proceeds of this offering not being placed in the Trust Account.
Galileo Founders Holdings, L.P. has agreed that, commencing on the date of IPO through the earlier of Galileo’s consummation of Galileo’s initial business combination or Galileo’s liquidation, it will make available to Galileo certain general and administrative services, including office space, utilities and secretarial support, as Galileo may require from time to time.
Galileo entered into the Administrative Services Agreement, commencing on October 17, 2019 through the earlier of the consummation of a business combination or the Galileo’s liquidation, to pay Ampla Capital, LLC, an affiliate of the Company’s Chief Financial Officer a monthly fee of approximately $3,000 for general and administrative services, including office space, utilities and secretarial support. For the three months ended March 31, 2021 and 2020, Galileo incurred and paid $9,000 and $9,000 in fees for these services, respectively
On October 22, 2019, simultaneously with the consummation of the IPO, Galileo completed the Private Placement of an aggregate of 4,110,000 Private Placement Warrants, 3,562,000 of which were issued to Galileo Founders Holdings, L.P. and 548,000 of which were issued to EBC generating aggregate gross proceeds to the Company of $4,110,000. These private warrants were purchased in a private placement that occurred simultaneously with the purchase of units resulting from the exercise of the over-allotment option. In addition, for as long as the private warrants are held by EBC or its designees or affiliates, they may not be exercised after five years from the effective date of the IPO registration statement.
Pursuant to the Business Combination Marketing Agreement entered into by Galileo and EBC in connection with the IPO, a transaction fee equal to 3.5% of the gross proceeds received by Galileo in the IPO, or $4,830,000, up to 25% of which may be paid to investment banks or other financial advisors that did not participate in the IPO and assist Galileo in consummating a business combination (the “EBC Transaction Fee”), will be payable to EBC upon consummation of the Business Combination. At the Closing, EBC shall also be reimbursed for reasonable costs and expenses associated with services performed in connection with the IPO, up to an aggregate amount of $20,000. Accordingly, EBC has an interest in Galileo completing the Business Combination because, if the Business Combination, or another business combination, is not consummated, EBC will not receive the EBC Transaction Fee or be reimbursed for expenses pursuant to the Business Combination Marketing Agreement.
In addition, designees of EBC own 150,000 ordinary shares (the “Representative Shares”), issued to them for nominal consideration in connection with the IPO, and 548,000 Private Warrants, purchased by EBC at a price of $1.00 per Private Warrant. If Galileo consummates the Business Combination, the Representative Shares, and the shares that issuable pursuant to the Private Warrants, will have a significantly higher value at the time of the Business Combination. However, if Galileo does not consummate Business Combination or another business combination by October 22, 2021, and Galileo is therefore required to be liquidated, these securities may be worthless.
In connection with the Business Combination, on April 26, 2021, Galileo entered into capital markets advisory agreements (the “Capital Markets Advisor ELs”) with Needham and with Craig Hallum, pursuant to which a capital markets advisory fee (collectively, the “Capital Markets Advisory Fees”) will be payable to each of Needham and Craig Hallum at, and contingent upon, the Closing. The Capital Markets Advisory Fees, in aggregate, will constitute 25% of the EBC Transaction Fee pursuant to the Business Combination Marketing Agreement. Additionally, pursuant to the terms of the Capital Markets Advisor with Needham, at the Closing, Needham will be reimbursed for reasonable out-of-pocket costs and expenses not to exceed $10,000 (including fees and disbursements to legal counsel). Accordingly, Needham and Craig Hallum have an interest in Galileo completing the Business Combination because, if the Business Combination or another business combination, is not consummated, Needham and Craig Hallum will not receive the Capital Markets Advisory Fees and Needham will not be reimbursed for expenses pursuant to its Capital Markets Advisor EL with Galileo.
Pursuant to the Stifel Engagement Letter, a placement fee (the “Placement Fee”) equal to 4.0% of the gross proceeds to Galileo from the PIPE Investment, excluding proceeds from PIPE Investors that were Shapeways Stockholders as of the date they entered into Subscription Agreements and excluding proceeds from Stifel or any of its affiliates, will be payable to Stifel upon consummation of the PIPE Investment. Additionally, the Stifel Engagement Letter requires Galileo to reimburse Stifel for reasonable out-of-pocket expenses, not to exceed $25,000 in the aggregate, regardless of whether the PIPE Investment is consummated. Accordingly, Stifel has an interest in the Company completing the PIPE Investment and the Business Combination because, if the PIPE Investment is not consummated, Stifel will not receive the Placement Fee.
Shapeways’ Related Party Transactions
In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management of the Company Following the Business Combination” and “Executive Compensation” and the registration rights described in the section titled “Description of Securities,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•
Shapeways has been or is to be a participant;

•
the amount involved exceeded or exceeds the lesser of (a) $120,000 or (b) one percent of the average of Shapeways’ total assets at year-end for the fiscal years ended December 31, 2020 and 2019; and

•
any of Shapeways’ directors, executive officers or holders of more than 5% of its capital stock prior to the Business Combination, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Promissory Note to former Chief Executive Officer
On or around August 2012, Shapeways entered into a promissory note (the “Weijmarshausen Promissory Note”) with its then-chief executive officer, Peter Weijmarshausen, bearing interest equal to the greater of (a) 0.88% per annum or (b) the mid-term Applicable Federal Rate under Section 1274(d) of the Internal Revenue Code in effect during the time the note is outstanding, pursuant to which Shapeways loaned Mr. Weijmarshausen $175,000, which amount would become due and payable, together with interest accrued thereunder, on the earlier of August 2017 or the consummation of a “Liquidation Event” as defined in Shapeways’ Restated Certificate of Incorporation. Mr. Weijmarshausen is the current chairman of the Shapeways Board of Directors but is no longer an officer of Shapeways. On August 25, 2017, Shapeways and Mr. Weijmarshausen amended the terms of the Weijmarshausen Promissory Note to extend the maturity date to August 10, 2020. On July 28, 2020, Shapeways and Mr. Weijmarshausen again amended the terms of the Weijmarshausen Promissory Note to extend the maturity date to August 10, 2021, and on or around August 10, 2020, Mr. Weijmarshausen paid to Shapeways $50,000 in respect of outstanding interest and principal under the Weijmarshausen Promissory Note. Shapeways expects Mr. Weijmarshausen to repay all outstanding interest and principal under the Weijmarshausen Promissory Note at or prior to the closing of the Business Combination, which Shapeways currently estimates to be approximately $151,000.
Sales of Convertible Promissory Notes
In June 2019, Shapeways sold convertible promissory notes having an aggregate principal amount of $5 million. In December 2020, Shapeways entered into an amendment which extended the maturity date of the convertible promissory notes to June 19, 2021. Immediately prior to the closing of the Business Combination, each convertible promissory note will be converted into shares of Shapeways’ Series E Preferred Stock, and in connection with the Shapeways Preferred Stock Exchange, each share of Shapeways’ Series E Preferred Stock will convert automatically into one share of Shapeways Common Stock. At the Closing, holders of Shapeways Common Stock will receive a number of shares of newly-issued Common Stock of the Combined Company equal to the Stockholder Merger Consideration.

Equity Financings
Sales of Series E Preferred Stock
In April 2018, Shapeways sold an aggregate of 6,570,938 shares of its Series E Preferred Stock at a purchase price of $3.4858 per share (before giving effect to discount on conversion of then-outstanding convertible promissory notes into Series E Preferred Stock) to accredited investors for an aggregate purchase price (including cancellation of then-outstanding convertible promissory notes) of approximately $21.6 million. In connection with the Shapeways Preferred Stock Exchange, each share of Shapeways’ Series E Preferred Stock will convert automatically into one share of Shapeways Common Stock. At the Closing, holders of Shapeways Common Stock will receive a number of shares of newly-issued Common Stock of the Combined Company equal to the Stockholder Merger Consideration.
The following table summarizes purchases of shares of Shapeways’ Series E Preferred Stock by its executive officers, directors and holders of more than 5% of its capital stock.
	Affiliated Director(s) or Officer(s)	Shares of Series E Preferred Stock
Purchaser		Number of Shares	Aggregate Gross Consideration ($)
Stichting Depositary INKEF Investment Fund	Robert Jan Galema	1,082,230	$3,517,934.94
Union Square Ventures 2008, L.P.	Albert Wenger	1,237,427	$4,058,920.64
Andreessen Horowitz Fund III, L.P.	N/A	651,913	$2,017,935.94
Lux Ventures III, L.P.	Josh Wolfe	365,035	$1,017,936.60
Lux Co-Invest Opportunities, L.P.	Josh Wolfe	2,869,300	$10,001,805.30
Index Ventures V (Jersey), L.P.	N/A	357,575	$997,133.64
Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P.	N/A	2,896	$8,075.78
Yucca (Jersey) SLP	N/A	4,562	$12,721.59
Indemnification Agreements
Shapeways has entered into indemnification agreements with each of its officers and directors and purchased directors’ and officers’ liability insurance. The indemnification agreements, Shapeways’ amended and restated certificate of incorporation, as amended, and its bylaws, as amended and currently in effect, require Shapeways to indemnify its directors and officers to the fullest extent permitted under Delaware law.
The Proposed Charter, which will be effective upon the completion of the Business Combination, will contain provisions limiting the liability of directors, and the Bylaws, which will be effective upon the completion of the Business Combination, will provide that the post-combination company will indemnify each of its directors to the fullest extent permitted under Delaware law. The Proposed Charter and the Bylaws will also provide the Combined Company Board with discretion to indemnify officers and employees when determined appropriate by the Combined Company Board.
The Combined Company intends to enter into new indemnification agreements with each of its directors and executive officers and certain other key employees. The indemnification agreements will provide that the post-combination company will indemnify each of its directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of the post-combination company’s directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, the Proposed Charter and Bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, the Combined Company will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee.

Investors’ Rights Agreement
In connection with the issuances of shares of its Series E Preferred Stock in April 2018, Shapeways entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with certain holders of Shapeways’ capital stock. The Investors’ Rights Agreement provides for, among other things, certain preemptive rights and demand, piggy-back and S-3 registration rights. The following directors, executive officers and holders of more than 5% of Shapeways capital stock and their affiliates are parties to the Investors’ Rights Agreement:
•
Lux Entities:

•
Lux Co-Invest Opportunities, L.P.;

•
Lux Ventures Cayman III, L.P.;

•
Lux Ventures III Special Founders Fund, L.P.; and

•
Lux Ventures III, L.P.

•
Union Square Ventures 2008, L.P.

•
Index Ventures Entities:

•
Index Ventures V (Jersey), L.P.

•
Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P.

•
Yucca (Jersey) SLP

•
Andreessen Horowitz Fund III, L.P., as nominee

•
Stichting Depositary INKEF Investment Fund

The Investors’ Rights Agreement will terminate upon the Closing of the Business Combination.
Voting Agreement
In connection with the issuances of shares of its Series E Preferred Stock in April 2018, Shapeways entered into an amended and restated voting agreement (the “Voting Agreement”) with certain holders of Shapeways’ capital stock. The Voting Agreement provides for, among other things, such holders to vote in accordance with its terms, including in matters related to the composition of the Shapeways Board, and provides for drag-along rights with respect to proposed sales of Shapeways securities. The following directors, executive officers and holders of more than 5% of Shapeways capital stock and their affiliates are parties to the Voting Agreement:
•
Greg Kress

•
Lux Entities:

•
Lux Co-Invest Opportunities, L.P.;

•
Lux Ventures Cayman III, L.P.;

•
Lux Ventures III Special Founders Fund, L.P.; and

•
Lux Ventures III, L.P.

•
Union Square Ventures 2008, L.P.

•
Andreessen Horowitz Fund III, L.P., as nominee

•
Index Ventures Entities:

•
Index Ventures V (Jersey), L.P.

•
Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P.

•
Yucca (Jersey) SLP

•
Stichting Depositary INKEF Investment Fund

The Voting Agreement will terminate upon the Closing of the Business Combination.
Right of First Refusal and Co-Sale Agreement
In connection with the issuances of shares of its Series E Preferred Stock in April 2018, Shapeways entered into an amended and restated right of first refusal and co-sale agreement (the “Co-Sale Agreement”) with certain holders of Shapeways’ capital stock. The following directors, executive officers and holders of more than 5% of Shapeways capital stock and their affiliates are parties to the Co-Sale Agreement:
•
Greg Kress

•
Lux Entities:

•
Lux Co-Invest Opportunities, L.P.;

•
Lux Ventures Cayman III, L.P.;

•
Lux Ventures III Special Founders Fund, L.P.; and

•
Lux Ventures III, L.P.

•
Union Square Ventures 2008, L.P.

•
Index Ventures Entities:

•
Index Ventures V (Jersey), L.P.

•
Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P.

•
Yucca (Jersey) SLP

•
Andreessen Horowitz Fund III, L.P., as nominee

•
Stichting Depositary INKEF Investment Fund

The Co-Sale Agreement will terminate upon the Closing of the business combination.
Registration Rights Agreement
In connection with the Business Combination, certain holders of Shapeways’ capital stock will enter into a registration rights agreement with the Company prior to the Closing. See the subsection entitled “The Business Combination — Registration Rights Agreement” for more information relating to the amended and restated registration rights agreement.
Policies and Procedures for Related Party Transactions
Upon consummation of the Business Combination, the Combined Company will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “Related Person Transaction” is a transaction, arrangement or relationship in which the Combined Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds the lesser of $120,000 or one percent of the average of the Combined Company’s total assets at year end for the last two completed fiscal years, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of the Combined Company’s officers or one of the Combined Company’s directors;

•
any person who is known by the Combined Company to be the beneficial owner of more than five percent (5%) of its voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and
•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

The Combined Company will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.
All of the transactions described in this section were entered into prior to the adoption of this policy.
Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.
Related Person Transactions Policy Following the Business Combination
Effective upon the consummation of the Business Combination, the Company Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “related person transaction” is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•
any person who is, or at any time during the applicable period was, one of the Company’s executive officers or one of the Company’s directors;

•
any person who is known by the Company to be the beneficial owner of more than 5% of the Company’s voting shares;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of the Company’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Company’s voting shares; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

The Company will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to the Company’s audit committee charter, the audit committee will have the responsibility to review related party transactions.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of (i) Galileo, as of June 7, 2021, prior to the Business Combination, and (ii) the Company, immediately following the completion of the Business Combination, assuming that no ordinary shares are redeemed “non redemption” and, alternatively, that 11,361,645 ordinary shares are redeemed in connection with the Business Combination “max redemption”:
•
each person known by Galileo to be the beneficial owner of more than 5% of outstanding ordinary shares or Common Stock on such dates;

•
each current executive officer of Galileo and each member of Galileo’s board of directors, and all executive officers and directors of Galileo as a group;

•
each person who will become an executive officer or director of the Combined Company upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.
Beneficial ownership of ordinary shares pre-Business Combination is based on 17,400,000 ordinary shares issued and outstanding as of June 7, 2021.
The expected beneficial ownership of shares of Common Stock immediately following completion of the Business Combination assumes two scenarios:
•
Assuming Minimum Redemptions: This presentation assumes that no Public Shareholders of Galileo exercise redemption rights with respect to their Public Shares.

•
Assuming Maximum Redemptions: This presentation assumes that 11,361,645 Public Shares are redeemed for aggregate redemption payments of $114,639,000, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Galileo outside of the Trust Account as of March 31, 2021. The Merger Agreement includes a condition to the Closing, waivable by Shapeways, that, at the Closing, Galileo have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of Galileo’s unpaid transaction expenses or liabilities, at least equal to $100,000,000. As all of Galileo’s initial shareholders waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

Both scenarios assume that there will be an aggregate of 17,400,000 ordinary shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been converted into shares of Common Stock of the Company upon completion of the Business Combination, including the Domestication (except with respect to the 690,000 shares that will be forfeited by the Sponsor at the Closing in accordance with the terms of the Insider Forfeiture Letter).
Both scenarios assume that, at the Closing, an estimated 33,962,838 shares of Galileo Common Stock will be issued to the Shapeways Stockholders, based on the number of shares of Shapeways outstanding on a fully-diluted and as-converted basis as of June 7, 2021 and assuming that, on or prior to the Closing: (i) all of the outstanding Shapeways Convertible Notes have been converted into shares of Shapeways, (ii) all of the Shapeways Options outstanding as of June 7, 2021 that, by their terms would expire prior to the anticipated Closing Date have been exercised in full prior to their expiration or forfeiture, (iii) all of the Shapeways Warrants outstanding as of June 7, 2021 remain outstanding as of the Closing Date and (iv) the Shapeways Preferred Stock Exchange has been completed. This estimated number of shares includes 3,396,284 shares of

Common Stock that, after the Closing will be subject to the Earnout Terms, and will be delivered into escrow at the Closing in accordance with the terms of the Merger Agreement. Both scenarios also assume the issuance and sale of 7,500,000 shares of Common Stock to the PIPE Investors upon consummation of the PIPE Investment.
The beneficial ownership information below: (i) assumes conversion in full of the Sponsor Note for 500,000 Sponsor Warrants at the Closing but excludes the shares underlying the Public Warrants, the Private Warrants and the Sponsor Warrants; (ii) excludes the shares of Common Stock expected to be reserved for issuance or grant pursuant to the Incentive Plan and the ESPP; (iii) excludes shares of Common Stock underlying securities to be issued to holders of Shapeways Options and Shapeways Warrants at the Closing (including shares of Common Stock underlying Purchaser Options, Purchaser Earnout RSUs, New Purchaser Warrants and Earnout Warrants) and (vi) excludes shares of Common Stock underlying the Transaction Bonus RSUs to be issued to certain Shapeways executives at the Closing, in each case, subject to the terms of the Merger Agreement. Based on the foregoing assumptions, we estimate that there would be 58,172,838 shares of Galileo Common Stock issued and outstanding immediately following the consummation of the business combination in the “no redemption” scenario, and 46,811,193 shares of Galileo Common Stock issued and outstanding immediately following the consummation of the business combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under “Assuming No Redemption” and “Assuming Maximum Redemption” in the table that follows will be different.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities.
Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to ordinary shares or Common Stock owned by such shareholders.

	Prior to the Transactions(2)		Assuming No Redemption(3)		Assuming Maximum Redemption(4)
Name and Address of Beneficial Owners(1)	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors Prior to the Transactions:
Luca Giacometti(5)	3,450,000	19.8%	2,760,000	4.7%	2,760,000	5.9%
Alberto Recchi(5)	3,450,000	19.8%	2,760,000	4.7%	2,760,000	5.9%
Patrick S. Jones(6)	—	—%	—	—%	—	—%
Alberto Pontonio(6)	—	—%	—	—%	—	—%
Robert Cohen(6)	—	—%	—	—%	—	—%
Galeazzo Pecori Giraldi(6)	—	—%	—	—%	—	—%
All Directors and Officers as a group (6 Individuals)	3,450,000	19.8%	—	—%	—	—%
Officers and Directors After the Transactions:
Alberto Recchi(5)	3,450,000	19.8%	2,760,000	4.7%	2,760,000	5.9%
Patrick S. Jones(6)	—	—%	—	—%	—	—%
Greg Kress(7)	—	—%	2,632,655	4.5%	2,632,655	5.6%
Jennifer Walsh(8)	—	—%	1,014,218	1.7%	1,014,218	2.2%
Josh Wolfe	—	—%	—	—%	—	—%
Miko Levy(9)	—	—%	404,609	*	404,609	*
Robert Jan Galema	—	—%	—	—%	—	—%
All Directors and Officers as a group (7 Individuals)	3,450,000	19.8%	6,811,482	11.7%	6,811,482	14.6%
Greater than 5% Holders:
Andreessen Horowitz(10)	—	—%	5,325,538	9.2%	5,325,538	11.4%
Galileo Founders Holdings, L.P.(5)	3,450,000	19.8%	2,760,000	4.7%	2,760,000	5.9%
Glazer Capital, LLC(11)	2,207,343	12.7%	2,207,343	3.8%	—	—%
Index Ventures(12)	—	—%	5,440,404	9.4%	5,440,404	11.6%
Koninklijke Philips N.V. (F/K/A Koninklijke Philips Electronics N.V.)(13)	—	—%	4,163,270	7.2%	4,163,270	8.9%
Lux Capital(14)	—	—%	7,352,740	12.6%	7,352,740	15.7%
Magnetar Financial LLC(15)	1,025,000	5.9%	1,025,000	1.8%	—	—%
Miller Value Partners	—	—%	2,800,000	4.8%	2,800,000	6.0%
Stichting Depositary INKEF Investment Fund(16)	—	—%	3,186,856	5.5%	3,186,856	6.8%
Union Square Ventures 2008, L.P.(17)	—	—%	5,539,980	9.5%	5,539,980	11.8%

*
Less than 1.0%.

(1)
Unless otherwise indicated, the business address of each of the individual is c/o Shapeways, Inc., 30-02 48th Avenue, Long Island City, NY 11101.

(2)
The pre-Business Combination percentage of beneficial ownership in the table above is calculated based on 17,400,000 shares of Common Stock outstanding as of the record date. The amount of beneficial ownership does not reflect the shares of Common Stock issuable as a result of Warrants as such securities may not be exercisable within 60 days.

(3)
In the “No Redemption” scenario, the post-Business Combination percentage of beneficial ownership is calculated based on 67,560,000 shares of Common Stock outstanding immediately after the consummation of the Transactions. The number of shares of Common Stock (i) assumes that no public shareholders properly elect to redeem their shares for cash and (ii) assumes issuance of 7,500,000 shares upon consummation of the PIPE Investment.

(4)
In the “Maximum Redemption” scenario, the post-Business Combination percentage of beneficial ownership is calculated based on 57,451,700 shares of Common Stock outstanding immediately after the consummation of the Transactions. The number of shares of Common Stock (i) assumes that 10,108,300 Public Shares are redeemed for cash and (ii) assumes issuance of 7,500,000 shares upon consummation of the PIPE Investment.

(5)
Consists of ordinary shares held by Galileo Founders Holdings, L.P. (the “Sponsor”) Galileo Founders GP Corp. (the “Sponsor GP”) is the general partner of the sponsor. Luca Giacometti directly and indirectly through an entity he controls (Gaburo, SRL), and Alberto Recchi, the Company’s Chief Financial Officer and Director, through an entity he controls (Ampla Capital, LLC), are the sole directors and officers of the Sponsor GP. As such, the Sponsor GP and each of Messrs. Giacometti and Recchi may be deemed to have beneficial ownership of such ordinary shares held directly by the Sponsor. After the Transactions, reflects 690,000 Founder Shares are forfeited.

(6)
Each of these individuals hold an interest in the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(7)
Consists of 2,427,655 shares subject to options, which will be fully vested as exercisable at the Closing, and 205,000 shares subject to Transaction Bonus RSUs, which will be granted following the Closing and settled no later than 74 days following the grant date.

(8)
Consists of 809,218 shares subject to options, which will be fully vested as exercisable at the Closing, and 205,000 shares subject to Transaction Bonus RSUs, which will be granted following the Closing and settled no later than 74 days following the grant date.

(9)
Consists of 404,609 shares subject to options, all of which are fully vested and exercisable within 60 days of June 7, 2021.

(10)
Consists of (i) 316,701 shares held by AH Parallel Fund III, L.P., of which 31,670 shares are subject to the Earnout Terms, (ii) 4,908,837 shares held by Andreessen Horowitz Fund III, L.P., of which 490,884 shares are subject to the Earnout Terms, and (iii) assumes issuance of 100,000 shares of Common Stock upon consummation of the PIPE Investment.

(11)
Pursuant to a Schedule 13G filed by Glazer Capital, LLC with the SEC on January 11, 2021, on behalf of Glazer Capital, LLC, a Delaware limited liability company (“Glazer Capital”) and Paul J. Glazer, a US citizen (“Mr. Glazer”, together with Glazer Capital, the “Reporting Persons”). The principal place of business of each of the Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019. Glazer Capital serves as investment manager for certain funds and managed accounts (collectively, the “Glazer Funds”) that hold the ordinary shares as reported therein. Mr. Glazer serves as the Managing Member of Glazer Capital, with respect to the shares of ordinary shares held by the Glazer Funds. Glazer Enhanced Offshore Fund, Ltd, a Glazer Fund, has the right to receive or the power to direct the receipt of the proceeds from the sale of more than 5% of the ordinary shares reported therein. After the Transactions, reflects 2,207,343 Public Shares are converted into cash.

(12)
Consists of (i) 5,329,231 shares held by Index Ventures V (Jersey), L.P., of which 532,923 shares are subject to the Earnout Terms, (ii) 43,169 shares held by Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P., of which 4,317 shares are subject to the Earnout Terms, and (iii) 68,004 shares held by Yucca (Jersey) SLP, of which 6,800 shares are subject to the Earnout Terms.

(13)
Includes 416,327 shares subject to the Earnout Terms.

(14)
Consists of (i) 2,851,007 shares held by Lux Co-Invest Opportunities, L.P., of which 285,101 shares are subject to the Earnout Terms, (ii) 173,366 shares held by Lux Ventures Cayman III, L.P., of which 17,337 shares are subject to the Earnout Terms, (iii) 1,822 shares held by Lux Ventures III Special Founders Fund, L.P., of which 182 shares are subject to the Earnout Terms, (iv) 3,826,545 shares held by Lux Ventures III, L.P., of which 382,654 shares are subject to the Earnout Terms, and (v) assumes issuance of 300,000 shares through a PIPE transaction.

(15)
Pursuant to a Schedule 13G filed by Magnetar Financial LLC (“Magnetar Financial”) with the SEC on February 13, 2020, the ordinary shares reported therein relate to the units held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Constellation Fund II, Ltd (“Constellation Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC

Fund”), Magnetar Capital Master Fund Ltd, (“Master Fund”) and Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), all Cayman Islands exempted companies except for Structured Credit Fund which is a Delaware limited partnership , collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Units held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz. The principal place of business for each of these entities and individuals is: 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. After the Transactions, reflects 1,025,000 Public Shares are converted into cash.
(16)
Includes 250,000 shares of Common Stock issuable upon consummation of the PIPE Investment.

(17)
Includes 300,000 shares of Common Stock issuable upon consummation of the PIPE Investment.

DESCRIPTION OF SECURITIES
Description of Galileo Securities Prior to the Domestication and the Business Combination
General
Galileo is currently authorized to issue 200,000,000 ordinary shares, par value $0.0001 each, and 2,000,000 preference shares, par value $0.0001 each. As of the date of this joint proxy statement/consent solicitation statement/prospectus, 17,400,000 ordinary shares are issued and outstanding. No preference shares are issued or outstanding.
Ordinary Shares
Galileo shareholders are entitled to one vote for each share held on all matters to be voted on by shareholders. In connection with any vote held to approve Galileo’s initial business combination, all of Galileo’s initial shareholders, as well as its officers and directors and underwriters, have agreed to vote any ordinary shares held by them in favor of the proposed business combination.
Galileo will only proceed with the business combination if it has net tangible assets (after redemption) of at least $5,000,001 either immediately prior to or upon consummation of such business combination and a majority of the ordinary shares voted are voted in favor of the business combination. At least ten (10) clear days’ notice (meaning 10 days’ notice, excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect) must be given for each general meeting (although Galileo will provide whatever minimum number of days are required under Federal securities laws). Shareholders may vote at meetings in person or by proxy.
The current Galileo Board consists of six directors and is divided into two classes with only one class of directors being elected in each year with each class (except for those directors appointed prior to Galileo’s first annual meeting of its shareholders) serving a two-year term. There is no cumulative voting with respect to the election of directors, with the result being that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.
Pursuant to the Current Charter, if Galileo does not consummate a business combination by October 22, 2021, or such later date if extended, Galileo will (i) cease all operations except for the purpose of winding up, (iii)  as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to Galileo to pay its tax obligations (less up to $100,000 of interest that Galileo may use to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Galileo’s remaining shareholders and the Galileo Board, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to Galileo’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Public Shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares, except that Public Shareholders have the right to have their Public Shares redeemed for cash in an amount equal to their pro rata share of the Trust Account if the business combination is completed. Public Shareholders who redeem their Public Shares for their portion of the Trust Account still have the right to exercise the Public Warrants that they received as part of the Units.
The outstanding Ordinary Shares include 150,000 Representative Shares issued by Galileo to designees of EBC for nominal consideration in connection with the IPO. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares without Galileo’s prior consent until the completion of the initial business combination. In addition, in connection with Galileo’s IPO, and in order to induce the Underwriter and Galileo to enter into the Underwriting Agreement, the holders of the Representative Shares agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of the initial business combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if Galileo fails to complete the initial business combination within 21 months from the closing of the IPO(or up to 24 months if a definitive agreement with respect to a proposed business combination has been executed within 21 months). Holders of the Representative Shares have certain registration rights pursuant to the Founders Registration Rights Agreement described elsewhere in this joint proxy statement/consent solicitation statement/prospectus.
Preference Shares
Galileo’s Current Charter authorizes the issuance of 2,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by the Galileo Board. Accordingly, subject to the rules of the NYSE and any applicable regulatory authority the Galileo Board is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares. As of the date of this joint proxy statement/consent solicitation statement/prospectus, no preference shares have been issued or registered. Galileo may issue some or all of the preference shares to effect a business combination. However, the Underwriting Agreement prohibits Galileo, prior to a business combination, from issuing preference shares which participate in any manner in the proceeds of the Trust Account, or which votes as a class with the Ordinary Shares on a business combination. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of Galileo. Although Galileo does not currently intend to issue any preference shares, there can be no assurance that Galileo will not do so in the future.
Redeemable Warrants
Each redeemable warrant (which includes public warrants and private warrants, to the extent they are no longer held by the initial holders of the private warrants or their permitted transferees) entitles the registered holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial business combination and (12 months from the date of the IPO. Except as set forth below, no warrants will be exercisable for cash unless Galileo has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective within 90 days from the consummation of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when Galileo shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The redeemable warrants will expire five years from the consummation of the initial business combination at 5:00 p.m., New York City time.
Galileo may call redeemable warrants for redemption, in whole and not in part, at a price of $.01 per warrant:
•
at any time while the warrants are exercisable,

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•
if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

•
if, and only if, there is a current registration statement in effect with respect to the Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the redeemable warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a redeemable warrant will have no further rights except to receive the redemption price for such holder’s redeemable warrant upon surrender of such redeemable warrant.
The redemption criteria for Galileo’s redeemable warrants have been established at a price which is intended to provide holders of redeemable warrants a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the redeemable warrant exercise price so that if the share price declines as a result of Galileo’s redemption call, the redemption will not cause the share price to drop below the exercise price of the redeemable warrants.
If Galileo calls the redeemable warrants for redemption as described above, Galileo’s management will have the option to require all holders that wish to exercise redeemable warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the redeemable warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the ordinary shares for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of redeemable warrants. Whether Galileo will exercise its option to require all holders to exercise their redeemable warrants on a “cashless basis” will depend on a variety of factors including the price of its ordinary shares at the time the redeemable warrants are called for redemption, its cash needs at such time and concerns regarding dilutive share issuances.
The redeemable warrants were issued in registered form pursuant to a Warrant Agreement which provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.
The exercise price and number of ordinary shares issuable on exercise of the redeemable warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or Galileo’s recapitalization, reorganization, merger or consolidation. In addition, if Galileo issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per share, the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and the weighted average trading price of Galileo’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which Galileo consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of each redeemable warrant will be adjusted such that the effective exercise price per full share will be equal to 115% of the higher of the Market Value and the price at which Galileo issues the additional ordinary shares or equity-linked securities. This may make it more difficult for Galileo to consummate an initial business combination with a target business.
The redeemable warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The holders of redeemable warrants do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
Except as described above, no warrants will be exercisable and Galileo will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Warrant Agreement, Galileo has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, Galileo cannot assure you that it will be able to do so and, if Galileo does not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and Galileo will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, Galileo will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.
Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the Ordinary Shares outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of Galileo, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying Ordinary Shares and not be able to take advantage of this provision.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share dividend payable in Ordinary Shares, or by a split up of the Ordinary Shares or other similar event), Galileo will, upon exercise, round up or down to the nearest whole number the number of Ordinary Shares to be issued to the warrant holder.
Contractual Arrangements with respect to the Certain Warrants
Galileo has agreed that so long as the Private Placement Warrants are still held by the initial purchasers or their affiliates, Galileo will not redeem such warrants and Galileo will allow the holders to exercise such warrants on a cashless basis (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective). However, once any of the foregoing warrants are transferred from the initial purchasers or their affiliates, these arrangements will no longer apply. Furthermore, because the Private Placement Warrants were issued in a private transaction, the holders and their transferees are allowed to exercise the Private Placement Warrants for cash even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective and receive unregistered ordinary shares.
Dividends
Galileo has not paid any cash dividends on its ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon its revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of Galileo’s then board of directors. It is the present intention of the Galileo Board to retain all earnings, if any, for use in its business operations and, accordingly, the Galileo Board does not anticipate declaring any dividends in the foreseeable future.

Transfer Agent and Warrant Agent
The transfer agent for Galileo’s ordinary shares and warrant agent for Galileo’s warrants is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.
Listing of Galileo’s Securities
Galileo’s units, ordinary shares and warrants are traded on the NYSE under the symbols “GLEO.U,” “GLEO”, and “GLEO WS”, respectively. At the closing of the Business Combination, the units will separate into their component shares and warrants so that the units will no longer exist as separate securities and will no longer trade separately under “GLEO.U.” There can be no assurance that Galileo securities will continue to be listed on the NYSE following the Business Combination as the Company might not meet certain continued listing standards.
COMPARISON OF THE RIGHTS OF HOLDERS OF ORDINARY SHARES AND COMMON STOCK
Certain Differences in Corporate Law
Companies incorporated in the Cayman Islands are governed by the Cayman Islands Companies Act. The Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law are set forth in the section entitled “Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”
Memorandum and Articles of Association
Galileo’s Current Charter contains provisions designed to provide certain rights and protections to its shareholders prior to the completion of a Business Combination. The following are the material rights and protections contained in the Current Charter:
•
the right of Public Shareholders to exercise redemption rights and redeem or have repurchased their shares in lieu of participating in a proposed business combination;

•
a prohibition against completing a business combination unless Galileo has net tangible assets of at least $5,000,001 upon completion of such business combination;

•
a requirement that directors may call general meetings on their own accord and are required to call a general meeting if holders of not less than 20% in par value of the issued shares request such a meeting;

•
a prohibition, prior to a business combination, against Galileo issuing (i) any Ordinary Shares or (ii) any other securities which participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or which vote as a class with the Public Shares on a business combination;

•
a requirement that Galileo management take all actions necessary to liquidate the Trust Account in the event Galileo does not complete a business combination by October 22, 2021; and

•
a limitation on shareholders’ rights to receive a portion of the Trust Account.

Cayman Islands law permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution, being the approval of the holders of a majority of at least two-thirds of the Ordinary Shares as of the applicable record date that are present and vote at a general meeting. A company’s memorandum and articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although Galileo could amend any of the provisions relating to its structure and business plan which are contained in its Current Charter, Galileo views all of these provisions as binding obligations to its shareholders and neither Galileo, nor its officers or directors, will take any action to amend or waive any of these provisions prior to the completion of an initial business combination.

Capital Stock of the Combined Company after the Business Combination
The following summary sets forth the material terms of Combined Company’s securities following the completion of the Business Combination. The following summary of the material terms of Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Bylaws are attached as Annex A and Annex B, respectively, to this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the applicable provisions of DGCL, the Proposed Charter and Bylaws in their entirety for a complete description of the rights and preferences of Combined Company’ securities following the Business Combination.
Authorized and Outstanding Stock
The Proposed Charter authorizes the issuance -of             shares, of which             shares will be shares of Common Stock, par value $0.0001 per share, and             shares will be shares of preferred stock, par value $0.0001 per share.
After giving effect to the Business Combination and based on the number of Ordinary Shares and warrants issued and outstanding as of the Record Date, the Combined Company will have issued and outstanding approximately             shares of Common Stock (assuming no redemptions) and             Warrants.
Common Stock
Voting.   Holders Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Directors will be elected by a plurality of the votes present in person or represented by proxy and entitled to vote.
Dividends.   The holders of Common Stock are entitled to receive dividends, as and if declared by the Company Board out of legally available funds.
Liquidation Rights.   Upon the liquidation or dissolution of the Combined Company, the holders of common stock are entitled to share ratably in those of the Company’s assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Pre-Emptive or other Subscription Rights:   Holders of Common Stock will not have any pre-emptive or other subscription rights.
Preferred Stock
The Combined Company is authorized to issue up to             shares will be shares of preferred stock, par value $0.0001 per share. The Company Board will be authorized, subject to limitations prescribed by DGCL and the Proposed Charter, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences and rights of the shares. The Company Board also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Combined Company and may adversely affect the voting and other rights of the holders of Common Stock, which could have a negative impact on the market price of the Common Stock. The Combined Company has no current plan to issue any shares of preferred stock.
Warrants
Upon completion of the Business Combination, all of the warrants to purchase Galileo Ordinary Shares will pursuant to their terms be automatically adjusted to represent the right to purchase an equal number of shares of the Common Stock on the same terms and conditions as the original warrants. See the section titled “Description of Securities — Description of Galileo Securities Prior to the Domestication and the Business Combination — “Redeemable Warrants” and “Description of Securities — Description of Galileo Securities

Prior to the Domestication and the Business Combination — Contractual Arrangements with respect to the Certain Warrants” for terms and conditions of the warrants.
Exclusive Forum
The Proposed Charter provides that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’ stockholders, (iii) any action asserting a claim against the Combined Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. In addition, if an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.
The Proposed Charter provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company’s capital stock shall be deemed to have notice of and consented to the foregoing choice of forum provision.
The Proposed Charter provides further that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Anti-Takeover Effects of Provisions of the Proposed Charter and Bylaws
The provisions of the Proposed Charter and Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Common Stock.
The Proposed Charter and Bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Combined Company unless such takeover or change in control is approved by the Company Board.
These provisions include:
Action by Written Consent; Meetings of Stockholders.   The Proposed Charter provides that stockholder action can be taken only at an annual meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Proposed Charter and Bylaws also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by applicable law, meetings of the stockholders can only be called by the Chairman of the Company Board, the Combined Company’s Chief Executive Officer or by the majority of the Company Board. Except as described above, stockholders are not permitted to call a special meeting or to require the Company Board to call a special meeting.
Advance Notice Procedures.   The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, and for stockholder nominations of persons for election to the Company Board to be brought before an annual or Meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Company Board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Combined Company’ Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the Bylaws will not give the Company Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Combined Company.
Authorized but Unissued Shares.   The Combined Company’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to rules of the securities exchange on which the Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, in connection with the redemption or exchange of the Combined Company’ Warrants and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Combined Company’ common stock by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations.   The Combined Company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:
•
prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•
on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual meeting stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.
Such provisions may encourage companies interested in acquiring Combined Company to negotiate in advance with the Company Board because the stockholder approval requirement would be avoided if the Company Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Staggered Board of Directors.   The Proposed Charter provides that the Company Board will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of the Company Board only by successfully engaging in a proxy contest at two or more annual meetings.
Limitations on Liability and Indemnification of Officers and Directors
The Bylaws will limit the liability of the Combined Company’s directors and officers to the fullest extent permitted by the DGCL and provides that the Combined Company will provide them with customary indemnification and advancement and prepayment of expenses. The Combined Company expects to enter into customary indemnification agreements with each of its executive officers and directors that provide them, in general, with customary indemnification in connection with their service to Combined Company or on its behalf.

Transfer Agent and Registrar
The transfer agent will be Continental Stock Transfer & Trust Company.
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Registration Rights Agreements
On October 17, 2019, Galileo entered into a registration rights agreement (the “Founder Registration Rights Agreement”) with the Sponsor and EBC, the holders of Galileo’s insider shares and Representative Shares, as well as the holders of the Private Warrants (and underlying securities) and any securities issued to its initial shareholders, officers, directors or their affiliates in payment of working capital loans made to Galileo are entitled to registration rights. The holders of a majority of these securities are entitled to make up to two demands that Galileo registers such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. The holders of a majority of the Representative Shares, the Private Warrants (and underlying securities) and securities issued in payment of working capital loans (or underlying securities) can elect to exercise these registration rights at any time after Galileo consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to Galileo’s consummation of a business combination. Galileo will bear the expenses incurred in connection with the filing of any such registration statements. EBC and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five year period beginning on October 17, 2019, the effective date of the registration statement for Galileo’s initial public offering. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. The holders of a majority of the founders’ units or units issued to the Sponsor, officers, directors or their affiliates in payment of working capital loans made to us (in each case, including the underlying securities) can elect to exercise these registration rights at any time after Galileo consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. Notwithstanding anything herein to the contrary, EBC and/or its designees may participate in a “piggy-back” registration only during the seven year period beginning on October 17, 2019, the effective date of the registration statement for Galileo’s IPO. Galileo will bear the expenses incurred in connection with the filing of any such registration statements. The terms of the registration statement have been amended so that the rights thereunder are pro rata to those granted to the PIPE Investors and the securityholders of Shapeways in connection with the Business Combination, described below.
In connection with the Business Combination, other parties are being granted registration rights with respect to Galileo Common Stock pursuant to the Registration Rights Agreement to be entered prior to the Closing as further described in the following sections of this proxy statement/consent solicitation statement/prospectus: “Proposal 2: The Business Combination Proposal — Related Agreements — Registration Rights Agreement.”
Listing of Common Stock and Warrants
Galileo intends to apply for the listing of Combined Company’s Common Stock and warrants on the NYSE following the completion of the Business Combination under the symbols “SHPW” and “SHPW WS,” respectively.
Dividends
Galileo has not paid any cash dividends on Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of a business combination. Following the Business Combination, the payment of cash dividends will be dependent upon the Combined Company’s revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of the Company Board.

APPRAISAL RIGHTS
Public Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.
HOUSEHOLDING INFORMATION
Unless Galileo has received contrary instructions, Galileo may send a single copy of this proxy statement/consent solicitation statement/prospectus to any household at which two or more stockholders reside if Galileo believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Galileo’s expenses. However, if stockholders prefer to receive multiple sets of Galileo’s disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of Galileo’s disclosure documents, the stockholders should follow these instructions:
If the ordinary shares are registered in the name of the shareholder, the shareholder should contact Galileo’s offices at Galileo Acquisition Corp., 1049 Park Ave. 14A, New York, NY 10028. If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.
TRANSFER AGENT AND REGISTRAR
The transfer agent for Galileo’s Securities is the Continental Stock Transfer & Trust Company.
SUBMISSION OF PROPOSALS
The Galileo Board is aware of no other matter that may be brought before the extraordinary general meeting.
FUTURE PROPOSALS
For any proposal to be considered for inclusion in Galileo’s proxy statement and form of proxy for submission to the stockholders at Combined Company’s 2022 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws. Since the 2022 annual meeting would be Combined Company first annual meeting of stockholders, such proposals must be received by Combined Company at its offices at 30-02 48th Avenue, Long Island City, NY 11101, timely (as described in the paragraph below and the Bylaws appended as Annex B) before the Company begins to print and mail the 2022 annual meeting proxy materials in order to be considered for inclusion in the Company’s proxy materials for the 2022 annual meeting.
In addition, if the Business Combination is consummated, the Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to Combined Company at 30-02 48th Avenue, Long Island City, NY 11101, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. The Company’s Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures
WHERE YOU CAN FIND MORE INFORMATION
Galileo files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Galileo at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.
As of the date of this proxy statement/consent solicitation statement/prospectus, Galileo has filed a registration statement on Form S-4 to register with the SEC securities that Galileo will issue in connection with the transactions contemplated by the Business Combination Agreement. This proxy statement/consent solicitation statement/prospectus is a part of that registration statement and constitutes a prospectus of Galileo, as well as a proxy statement of Galileo for the Meeting.
Information and statements contained in this proxy statement/consent solicitation statement/prospectus or any annex to this proxy statement/consent solicitation statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/consent solicitation statement/prospectus.
All information contained in this document relating to Galileo has been supplied by Galileo, and all such information relating to Shapeways has been supplied by Shapeways. Information provided by one another does not constitute any representation, estimate or projection of the other.
If you would like additional copies of this document or if you have questions about the Business Combination, you should contact the Chief Financial Officer of Galileo in writing (at least five (5) business days prior to the Meeting):
Alberto Recchi, Chief Financial Officer
1049 Park Ave. 14A, New York, NY 10028
ENFORCEABILITY OF CIVIL LIABILITY
Galileo Acquisition Corp. is a Cayman Islands exempted company. If Galileo does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Galileo. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Galileo in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Galileo may be served with process in the United States with respect to actions against Galileo arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Galileo’s securities by serving Galileo’s U.S. agent irrevocably appointed for that purpose.
LEGAL MATTERS
Ellenoff Grossman & Schole LLP, New York, New York, has passed upon the validity of the securities offered in this proxy statement/consent solicitation statement/prospectus.
EXPERTS
The financial statements of Galileo and its subsidiaries as of and for the years ended December 31, 2020 and 2019, included in this joint proxy statement/consent solicitation statement/prospectus have been audited by Withum Smith+Brown, PC, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Shapeways and its subsidiaries as of and for the year ended December 31, 2020, included in this joint proxy statement/consent solicitation statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Shapeways and its subsidiaries as of and for the year ended December 31, 2019, included in this joint proxy statement/ consent solicitation statement/prospectus have been audited by Briggs & Veselka Co., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS
GALILEO ACQUISITION CORP.
Audited Financial Statements as of and for the years ended December 31, 2020 and 2019
Unaudited Financial Statements as of and for the three months ended March 31, 2021 and 2020
SHAPEWAYS, INC.
Audited Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019
Unaudited Consolidated Financial Statements as of and for the three months ended March 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
Galileo Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Galileo Acquisition Corp. (the “Company”), as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2020, and for the period from July 30, 2019 (inception) through December 31, 2019, the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from July 30, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Financial Statements
As discussed in Note 2A to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the financial statements have been restated to correct the accounting and related disclosure for the warrants.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by October 22, 2021 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2019.
New York, New York
May 25, 2021

GALILEO ACQUISITION CORP.
BALANCE SHEETS (Restated)
	December 31
	2020	2019
ASSETS
Current Assets
Cash	$624,830	$712,062
Prepaid expenses and other current assets	65,301	129,666
Total Current Assets	690,131	841,728
Cash and marketable securities held in Trust Account	139,158,500	138,414,479
TOTAL ASSETS	$139,848,631	$139,256,207
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current liabilities – Accounts payable and accrued expenses	$209,732	$65,716
Convertible promissory note – related party	500,000	—
Warrant Liabilities	3,452,400	1,972,800
Total Liabilities	4,162,132	2,038,516
Commitments and Contingencies (Note 5)
Ordinary shares subject to possible redemption, 13,068,649 and 13,221,769 shares at $10.00 redemption value at $10.00 per share at December 31, 2020 and 2019, respectively	130,686,490	132,217,690
Shareholders’ Equity
Preference shares, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 4,331,351 and 4,178,231 shares issued and outstanding (excluding 13,068,649 and 13,221,769 shares subject to possible redemption) at December 31, 2020 and 2019, respectively	433	418
Additional paid-in capital	6,909,687	5,378,502
Accumulated deficit	(1,910,111)	(378,919)
Total Shareholders’ Equity	5,000,009	5,000,001
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$139,848,631	$139,256,207
The accompanying notes are an integral part of these financial statements.

GALILEO ACQUISITION CORP.
STATEMENTS OF OPERATIONS (Restated)
	Year Ended December 31, 2020	For the Period from July 30, 2019 (Inception) Through December 31, 2019
General and administrative costs	$795,613	$172,820
Loss from operations	(795,613)	(172,820)
Other income:
Interest earned on marketable securities held in Trust Account	744,021	414,479
Transaction costs allocable to warrant liabilities		(4,078)
Change in fair value of warrant liabilities	(1,479,600)	(616,500)
Net loss	$(1,531,192)	$(378,919)
Weighted average shares outstanding of redeemable ordinary shares	13,800,000	13,800,000
Basic and diluted net income per ordinary share, redeemable	$0.05	$0.03
Weighted average shares outstanding of non-redeemable ordinary shares	3,600,000	3,600,000
Basic and diluted net loss per ordinary share, non-redeemable	$(0.63)	$(0.22)
The accompanying notes are an integral part of these financial statements.

GALILEO ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Restated)
	Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance – July 30, 2019 (inception)	—	$—	$—	$—	$—
Non-Redeemable ordinary shares issued to Sponsor	3,450,000	345	24,655	—	25,000
Issuance of Representative Shares	150,000	15	1,122	—	1,137
Sale of 13,800,000 Units, net of underwriting discount and offering expenses	13,800,000	1,380	134,811,315	—	134,812,695
Contribution in excess of fair value of private warrants	—	—	2,757,778	—	2,757,778
Redeemable ordinary shares subject to possible redemption	(13,221,769)	(1,322)	(132,216,368)	—	(132,217,690)
Net loss	—	—	—	(378,919)	(378,919)
Balance – December 31, 2019	4,178,231	418	5,378,502	(378,919)	5,000,001
Change in value of redeemable ordinary shares subject to possible redemption	153,120	15	1,531,185	—	1,531,200
Net loss	—	—	—	(1,531,192)	(1,531,192)
Balance – December 31, 2020	4,331,351	$433	$6,909,687	$(1,910,111)	$5,000,009
The accompanying notes are an integral part of these financial statements.

GALILEO ACQUISITION CORP.
STATEMENTS OF CASH FLOWS (Restated)
	Year Ended December 31, 2020	For the Period from July 30, 2019 (Inception) Through December 31, 2019
Cash Flows from Operating Activities:
Net loss	$(1,531,192)	$(378,919)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Formation costs paid by Sponsor	—	5,000
Interest earned on marketable securities held in Trust Account	(744,021)	(414,479)
Change in fair value of warrant liabilities	1,479,600	616,500
Transaction costs allocable to warrant liabilities	—	4,078
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	64,365	(129,666)
Accounts payable and accrued expenses	144,016	65,716
Net cash used in operating activities	(587,232)	(231,770)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(138,000,000)
Net cash used in investing activities	—	(138,000,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	135,240,000
Proceeds from sale of Private Warrants	—	4,110,000
Proceeds from convertible promissory note – related party	500,000
Repayment of promissory note – related party	—	(93,798)
Payments of offering costs	—	(312,370)
Net cash provided by financing activities	500,000	138,943,832
Net Change in Cash	(87,232)	712,062
Cash – Beginning	712,062	—
Cash – Ending	$624,830	$712,062
Non-Cash Investing and Financing Activities:
Initial classification of ordinary shares subject to possible redemption	$—	$132,539,620
Change in value of ordinary share subject to possible redemption	$(1,531,200)	$(321,930)
Initial classification of warrant liabilities	$—	$1,356,300
Issuance of Representative Shares	$—	$1,137
Payment of offering costs through promissory note – related party	$—	$88,798
Offering costs paid directly by shareholder in exchange for issuance of ordinary shares	$—	$25,000
The accompanying notes are an integral part of these financial statements.

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Galileo Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on July 30, 2019. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.
As of December 31, 2020, the Company had not yet commenced any operations. All activity through December 31, 2020 relates to the Company’s formation, the preparation of the initial public offering (“Initial Public Offering”), which is described below, and since the IPO, identifying a target company for a Business Combination. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on October 17, 2019. On October 22, 2019, the Company consummated the Initial Public Offering of 13,800,000 units (the “Units” and, with respect to the ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,800,000 Units, at $10.00 per Unit, generating gross proceeds of $138,000,000 which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,110,000 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to Galileo Founders Holdings, L.P. (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and its designees, generating gross proceeds of $4,110,000, which is described in Note 4.
Transaction costs amounted to $3,187,305, consisting of $2,760,000 of underwriting fees and $427,305 of other offering costs.
Following the closing of the Initial Public Offering on October 22, 2019, an amount of $138,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of approximately six months, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended, or the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their Public

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares.
The Sponsor and the other initial shareholders (collectively, the “initial shareholders”) have agreed (a) to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination; (b) not to propose, or vote in favor of, an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to convert any Founder Shares (as well as any Public Shares purchased during or after the Initial Public Offering) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-Business Combination activity and (d) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the initial shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.
The Company will have until October 22, 2021 to consummate the proposed business combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, it will trigger the automatic winding up, dissolution and liquidation pursuant to the terms of the Company’s Amended and Restated Memorandum and Articles of Association. If the Company is forced to liquidate, the amount in the Trust Account (less the aggregate nominal par value of the shares of the Company’s public shareholders) under the Companies Law (2018 Revision) of the Cayman Islands (the “Companies Law”) will be treated as share premium which is distributable under the Companies Law provided that immediately following the date on which the proposed distribution is proposed to be made, the Company is able to pay the debts as they fall due in the ordinary course of business. If the Company is forced to liquidate the Trust Account, the public shareholders would be distributed the amount in the Trust Account calculated as of the date that is two days prior to the distribution (including any accrued interest, net of taxes payable).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement,

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
reduce the amounts in the Trust Account to below $10.00 per share. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until October 22, 2021 to consummate the proposed Business Combination. It is uncertain that the Company will be able to consummate the proposed Business Combination by this time. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company until one year from the issuance of these financial statements. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 22. The Company intends to complete the proposed Business Combination before the mandatory liquidation date.
NOTE 2.   RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
The Company previously accounted for its outstanding Private Placement Warrants issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”).
On April 12, 2021, the SEC released a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Staff Statement”). Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants. Following the SEC Staff Statement, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
evaluation, the Company’s audit committee, in consultation with management concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25.
As a result of the above, the Company should have classified the private warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.
The Company’s accounting for the private warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.
Balance Sheet as of October 22, 2019	As Reported	Adjustment	As Restated
Warrant Liabilities	$—	$1,356,300	$1,356,300
Total Liabilities	82,127	1,356,300	1,438,427
Ordinary shares subject to redemption	133,895,920	(1,356,300)	132,539,620
Ordinary Shares	401	14	415
Additional paid-in capital	$5,052,511	$4,064	$5,056,575
Retained earnings (Accumulated deficit)	(52,908)	(4,078)	(56,986)
Total Shareholders’ Equity	$5,000,004	$—	$5,000,004
Number of shares subject to possible redemption	13,389,592	(135,630)	13,253,962
Balance Sheet as of December 31, 2019	As Reported	Adjustment	As Restated
Warrant Liabilities	$—	$1,972,800	$1,972,800
Total Liabilities	65,716	1,972,800	2,038,516
Ordinary shares subject to redemption	134,190,490	(1,972,800)	132,217,690
Ordinary Shares	398	20	418
Additional paid-in capital	$4,757,944	$620,558)	$5,378,502
Retained earnings (Accumulated deficit)	$241,659	$(620,578)	$(378,919)
Total Shareholders’ Equity	$5,000,001	$—	$5,000,001
Number of shares subject to possible redemption	13,419,049	(197,280)	13,221,769
Statement of Operations for the period from July 30, 2019 (inception) to December 31, 2019	As Reported	Adjustment	As Restated
Transaction costs allocable to warrant liabilities	$—	$(4,078)	$(4,078)
Change in fair value of warrant liabilities	—	(616,500)	(616,500)
Net income	$241,659	$(620,578)	$(378,919)
Basic and diluted net loss per ordinary share, non-redeemable	$(0.05)	$(0.17)	$(0.22)

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Statement of Cash Flows for the year ended December 31, 2019	As Reported	Period Adjustment	As Restated
Net income (loss)	$241,659	$(620,578)	$(378,919)
Change in fair value of warrant liabilities	$—	$616,500	$616,500
Transaction costs allocable to warrant liabilities	$—	$4,078	$4,078
Initial classification of warrant liabilities	$—	$1,356,300	$1,356,300
Initial classification of ordinary shares subject to possible redemption	$133,895,920	$(1,356,300)	$132,539,620
Change in value of ordinary shares subject to possible redemption	$294,570	$(616,500)	$(321,930)
Balance Sheet as of March 31, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Warrant Liabilities	$—	$1,027,500	$1,027,500
Total Liabilities	53,215	1,027,500	1,080,715
Ordinary shares subject to redemption	134,537,080	(1,027,500)	133,509,580
Ordinary Shares	395	10	405
Additional paid-in capital	$4,411,357	$(324,732)	$4,086,625
Retained earnings	$588,253	$324,722	$912,975
Total Shareholders’ Equity	$5,000,005	$—	$5,000,005
Number of shares subject to possible redemption	13,453,708	(102,750)	13,350,958
Balance Sheet as of June 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Warrant Liabilities	$—	$2,383,800	$2,383,800
Total Liabilities	16,366	2,383,800	2,400,166
Ordinary shares subject to redemption	134,591,590	(2,383,800)	132,207,790
Ordinary Shares	394	24	418
Additional paid-in capital	$4,356,848	$1,031,554	$5,388,402
Retained earnings (Accumulated deficit)	$642,765	$(1,031,578)	$(388,813)
Total Shareholders’ Equity	$5,000,007	$—	$5,000,007
Number of shares subject to possible redemption	13,459,159	(238,380)	13,220,779
Balance Sheet as of September 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Warrant Liabilities	$—	$2,548,200	$2,548,200
Total Liabilities	15,147	2,548,200	2,563,347
Ordinary shares subject to redemption	134,531,290	(2,548,200)	131,983,090
Ordinary Shares	395	25	420
Additional paid-in capital	$4,417,147	$1,195,953	$5,613,100
Retained earnings (Accumulated deficit)	$582,459	$(1,195,978)	$(613,519)
Total Shareholders’ Equity	$5,000,001	$0	$5,000,001
Number of shares subject to possible redemption	13,453,129	(254,820)	13,198,309

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Balance Sheet as of December 31, 2020	As Reported	Period Adjustment	As Restated
Warrant Liabilities	$—	$3,452,400	$3,452,400
Total Liabilities	709,732	3,452,400	4,162,132
Ordinary shares subject to redemption	134,138,890	(3,452,400)	130,686,490
Ordinary Shares	399	34	433
Additional paid-in capital	$4,809,543	$2,100,144	$6,909,687
Retained earnings (Accumulated deficit)	$190,067	$(2,100,178)	$(1,910,111)
Total Shareholders’ Equity	$5,000,009	$—	$5,000,009
Number of shares subject to possible redemption	13,413,889	(345,240)	13,068,649
Statement of Operations for the three months ended March 31, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Change in fair value of warrant liabilities	$—	$945,300	$945,300
Net income	$346,594	$945,300	$1,291,894
Basic and diluted net loss per ordinary share, non-redeemable	$(0.06)	$0.27	$0.21
Statement of Operations for the six months ended June 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Change in fair value of warrant liabilities	$—	$(411,000)	$(411,000)
Net income	$401,106	$(411,000)	$(9,894)
Basic and diluted net loss per ordinary share, non-redeemable	$(0.08)	$(0.11)	$(0.19)
Statement of Operations for the three months ended June 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Change in fair value of warrant liabilities	$—	$(1,356,300)	$(1,356,300)
Net income	$54,512	$(1,356,300)	$(1,301,788)
Basic and diluted net loss per ordinary share, non-redeemable	$(0.02)	$(0.38)	$(0.40)
Statement of Operations for the nine months ended September 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Change in fair value of warrant liabilities	$—	$(575,400)	$(575,400)
Net income (loss)	$340,800	$(575,400)	$(234,600)
Basic and diluted net loss per ordinary share, non-redeemable	$(0.10)	$(0.16)	$(0.26)
Statement of Operations for the three months ended September 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Change in fair value of warrant liabilities	$—	$(164,400)	$(164,400)
Net income (loss)	$(60,306)	$(164,400)	$(224,706)
Basic and diluted net loss per ordinary share, non-redeemable	$(0.30)	$0.23	$(0.07)
Statement of Operations for the year ended December 31, 2020	As Reported	Period Adjustment	As Restated
Change in fair value of warrant liabilities	$—	$(1,479,600)	$(1,479,600)
Net income (loss)	$(51,592)	$(1,479,600)	$(1,531,192)
Basic and diluted net loss per ordinary share, non-redeemable	$(0.22)	$(0.41)	$(0.63)

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Statement of Cash Flows for the period ended March 31, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Net income (loss)	$346,594	$945,300	$1,291,894
Change in fair value of warrant liabilities	$—	$(945,300)	$(945,300)
Change in value of ordinary shares subject to possible redemption	$346,590	$945,300	$1,291,890)
Statement of Cash Flows for the period ended June 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Net income (loss)	$401,106	$(411,000)	$(9,894)
Change in fair value of warrant liabilities	$—	$411,000	$411,000
Change in value of ordinary shares subject to possible redemption	$401,100	$(411,000)	$(9,900)
Statement of Cash Flows for the period ended September 30, 2020 (unaudited)	As Reported	Period Adjustment	As Restated
Net income (loss)	$340,800	$(575,400)	$(234,600)
Change in fair value of warrant liabilities	$—	$575,400	$575,400
Change in value of ordinary shares subject to possible redemption	$340,800	$(575,400)	$(234,600)
Statement of Cash Flows for the year ended December 31, 2020	As Reported	Period Adjustment	As Restated
Net income (loss)	$(51,592)	$(1,479,600)	$(1,531,192)
Change in fair value of warrant liabilities	$—	$1,479,600	$1,479,600
Change in value of ordinary shares subject to possible redemption	$(51,600)	$(1,479,600)	$(1,531,200)
NOTE 2a.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020 and 2019, 13,068,649 and 13,221,769 of ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets, respectively.
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the private warrants was estimated using a Binomial Lattice Model (see Note 8).
Cash
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash and cash equivalents as of December 31, 2020 and December 31, 2019 of approximately $625,000 and $712,000, respectively.
Offering Costs
Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $3,187,305 were charged to shareholders’ equity upon the completion of the Initial Public Offering. $4,078 of the offering costs were immediately expensed through the Statement of Operations in connection with the warrant liability.
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2020 and December 31, 2019 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.
Net Income (Loss) Per Ordinary Share
Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the periods. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 17,910,000 ordinary shares in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statements of operations includes a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. Net loss per share, basic and diluted, non-redeemable ordinary shares is calculated by dividing the net loss, adjusted for income attributable to redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the period. Non-redeemable

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
ordinary shares includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	Year Ended December 31, 2020	For the Period from July 30, 2019 (inception) Through December 31, 2019
Redeemable Ordinary Shares
Numerator: Earnings allocable to Redeemable Ordinary Shares
Interest Income	$744,021	$414,479
Net Earnings	$744,021	$414,479
Denominator: Weighted Average Redeemable Ordinary Shares Redeemable Ordinary Shares, Basic and Diluted	13,800,000	13,800,000
Earnings/Basic and Diluted Redeemable Ordinary Shares	$0.05	$0.03
Non-Redeemable Ordinary Shares
Numerator: Net (Loss) Income minus Redeemable Net Earnings
Net (Loss) Income	$(1,531,192)	$(378,919)
Redeemable Net Earnings	(744,021)	(414,479)
Non-Redeemable Net Loss	$(2,275,213)	$(793,398)
Denominator: Weighted Average Non-Redeemable Ordinary Shares Non-Redeemable Ordinary Shares, Basic and Diluted	3,600,000	3,600,000
Loss/Basic and Diluted Non-Redeemable Ordinary Shares	$(0.63)	$(0.22)

Note:
As of December 31, 2020 and 2019, basic and diluted shares are the same as there are no securities that are dilutive to the shareholders.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which at times, may exceed the Federal Depository Insurance Corporation of $250,000. The Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 13,800,000 Units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,800,000 Units at $10.00 per Unit. Each Unit consists of one ordinary share and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share (see Note 7).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor and EarlyBirdCapital and its designees purchased an aggregate of 4,110,000 Private Warrants at $1.00 per Private Warrant, for an aggregate purchase price of $4,110,000. The Sponsor purchased an aggregate of 3,562,000 Private Warrants and EarlyBirdCapital and its designees purchased an aggregate of 548,000 Private Warrants. Each Private Warrant is exercisable to purchase one ordinary share at an exercise price of $11.50 per share (see Note 7). The proceeds from the Private Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Warrants.

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. If the Private Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Warrants may not be transferable, assignable or saleable until the consummation of a Business Combination, subject to certain limited exceptions.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
In August 2019, the Company issued an aggregate of 2,875,000 ordinary shares (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. On October 17, 2019, the Company effected a share dividend of 0.2 of a share for each ordinary share in issue, resulting in the Sponsor holding an aggregate of 3,450,000 Founder Shares. The Founder Shares include an aggregate of up to 450,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the initial shareholders will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the Representative Shares (as defined in Note 7)). As a result of the underwriters’ election to fully exercise their over-allotment option, 450,000 Founder Shares are no longer subject to forfeiture.
The initial shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until (i) with respect to 50% of the Founder Shares, the earlier of one year after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination and (ii) with respect to the remaining 50% of the Founder Shares, one year after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Administrative Services Agreement
The Company entered into an agreement, commencing on October 17, 2019 through the earlier of the consummation of a Business Combination or the Company’s liquidation, to pay Ampla Capital, LLC, an affiliate of the Company’s Chief Financial Officer a monthly fee of approximately $3,000 for general and administrative services, including office space, utilities and secretarial support. For the year ended December 31, 2020 and for the period from July 30, 2019 (inception) through December 31, 2019, the Company incurred and paid $36,000 and $9,000 in fees for these services, respectively.
Promissory Note — Related Party
The Company’s Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering. The Promissory Note (“Promissory Note”) was non-interest bearing, unsecured and due on the earlier of March 31, 2020 or the closing of the Initial Public Offering. The Promissory Note, in the outstanding amount of $93,798, was repaid upon the consummation of the Initial Public Offering on October 22, 2019. As of December 31, 2020 and 2019, there were no amounts under the Promissory Note were outstanding.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Initial Shareholders, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,000,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Warrants. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
On December 14, 2020, the Company entered into a convertible promissory note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $500,000 (the “Note”). The Note is non-interest bearing and payable upon the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Promissory Note; however, no proceeds from the Trust Account may be used for such repayment. Up to $500,000 of the Note may be converted into warrants at a price of $1.00 per warrant at the option of the Sponsor. The warrants would be identical to the Private Warrants. As of December 31, 2020, the outstanding balance under the Note amounted to an aggregate of $500,000.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on October 17, 2019, the holders of the Founder Shares, Private Warrants (and their underlying securities), Representative Shares (as a defined in Note 7) and any securities that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. The holders of a majority of the Representative Shares, Private Warrants (and underlying securities) and securities issued in payment of Working Capital Loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. Notwithstanding anything herein to the contrary, EarlyBirdCapital and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five-year period beginning on the effective date of the Initial Public Offering. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Business Combination Marketing Agreement
The Company engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in locating target businesses, holding meetings with its shareholders to discuss a potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with a Business

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Combination. The Company will pay EarlyBirdCapital a cash fee equal to 3.5% of the gross proceeds of the Initial Public Offering, or $4,830,000, for such services only upon the consummation of a Business Combination. Of such amount, up to approximately 25% may be paid (subject to the Company’s discretion) to third parties who are investment banks or financial advisory firms not participating in Initial Public Offering that assist the Company in consummating its Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the management team in their sole and absolute discretion. As of December 31, 2020, the above service had not been completed and accordingly, no amounts have been recorded in the accompanying financial statements.
Additionally, the Company will pay EarlyBirdCapital a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if it introduces the Company to the target business with which the Company completes a Business Combination; provided that the foregoing fee will not be paid prior to the date that is 90 days from the effective date of the Initial Public Offering, unless FINRA determines that such payment would not be deemed underwriters’ compensation in connection with the Initial Public Offering pursuant to FINRA Rule 5110(c)(3)(B)(ii).
NOTE 7.   SHAREHOLDERS’ EQUITY
Preference Shares — The Company is authorized to issue 2,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2020 and 2019, there were no preference shares issued or outstanding.
Ordinary Shares — The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share. At December 31, 2020 and 2019, there were 4,331,351 and 4,178,231 ordinary shares issued and outstanding, excluding 13,068,649 and 13,221,769 ordinary shares subject to possible redemption, respectively, which includes the 2,887,500 Founder Shares not subject to forfeiture.
Warrants — The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.
The Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time while the Public Warrants are exercisable;

•
upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder;

•
if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
•
if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a capitalization of shares, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price or issuance of potential extension warrants in connection with an extension of the period of time for the Company to complete a Business Combination. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination, and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of a warrant will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional ordinary shares or equity-linked securities.
Representative Shares
In August 2019, the Company issued to the designees of EarlyBirdCapital 125,000 ordinary shares (the “Representative Shares”) for a nominal consideration. On October 17, 2019, the Company effected a share dividend of 0.2 of a share for each ordinary share in issue, resulting in EarlyBirdCapital holding an aggregate of 150,000 Representative Shares. The Company accounted for the Representative Shares as an offering cost of the Proposed Offering, with a corresponding credit to shareholders’ equity. The Company estimated the fair value of Representative Shares to be $1,137 based upon the price of the Founder Shares issued to the Sponsor. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.
The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 8.   FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.
At December 31, 2020, assets held in the Trust Account were comprised of $5,563 in cash equivalents and $139,152,937 in U.S. Treasury Bills at amortized cost. During the period ended December 31, 2020, the Company did not withdraw any interest income from the Trust Account to pay its tax obligations.
At December 31, 2019, assets held in the Trust Account were comprised of $220 in cash and $138,414,259 U.S Treasury Bills, at amortized cost. During the period ended December 31, 2019, the Company did not withdraw any interest income from the Trust Account to pay its tax obligations.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and 2019 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at December 31, 2020 and 2019 are as follows:
Assets:	Held-To-Maturity Securities	Level	Amortized Cost	Gross Holding Gains	Fair Value
December 31, 2020	U.S. Treasury Securities (Matured on 01/07/ 2021)(1)	1	$139,152,937	$2,063	$139,155,000
December 31, 2019	U.S. Treasury Securities (Matured on 4/16/2020)	1	$138,414,259	$26,719	$138,440,978
Liabilities:	Warrant Liabilities	Level	December 31, 2020	December 31, 2019
	Private Placement Warrants	3	$3,452,400	$1,972,800

(1)
The company notes that the U.S. Treasury Securities were reinvested with the funds from the previously matured securities

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations.
Initial Measurement
The Company established the initial fair value for the private warrants on October 22, 2019, the date of the Company’s Initial Public Offering, using a Binomial Lattice Model. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.
The key inputs into the Binomial Lattice Model for the Private Placement Warrants were as follows at initial measurement:
Input	October 22, 2019 (Initial Measurement)		December 31, 2019		December 31, 2020
Risk-free interest rate		1.61%		1.70%		0.28%
Dividend yield		0.00%		0.00%		0.00%
Implied volatility		7.3%		8.6%		15.4%
Exercise price	$	11.50	$	11.50	$	11.50
Market Stock Price	$	9.80	$	9.80	$	10.20
On October 22, 2019, the Private Placement Warrants were determined to be $0.33 per warrant for an aggregate value of $1.4 million.
Subsequent Measurement
The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the private warrants are performed using the Binomial Lattice Model.
As of December 31, 2020, the aggregate value of the Private Placement Warrants was $3.5 million.
The following table presents the changes in the fair value of warrant liabilities:
Private Placement Warrants
Fair value as of October 22, 2019	$—
Initial measurement on October 22, 2019 (IPO)	1,356,300
Change in valuation inputs or other assumptions	616,500
Fair value as of December 31, 2019	1,972,800
Change in valuation inputs or other assumptions	1,479,600
Fair value as of December 31, 2020	$3,452,400
The Company recognizes transfers into and out of the fair value levels at the end of the reporting period. There were no transfers into or out of the levels during the year ended December 31, 2020 or the period from July 30 2019 (inception) through December 31, 2019.
NOTE 9.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

GALILEO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
On April 28, 2021, Galileo Acquisition Corp., entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Shapeways, Inc., a Delaware corporation (“Shapeways”), Galileo Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”), in the capacity as the representative of the stockholders of Galileo (other than the Shapeways Securityholders) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Transaction”) (in such capacity, the “Purchaser Representative”), and Fortis Advisors LLC, in the capacity as the representative of the Shapeways Securityholders from and after the Closing of the Transaction (in such capacity, the “Seller Representative”).
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, Galileo will continue out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”) and (ii) at the Closing of the Transaction, and following the Domestication and the PIPE Investment (defined below), Merger Sub will merge with and into Shapeways (the “Merger”), with Shapeways continuing as the surviving entity and wholly-owned subsidiary of Galileo, and with each Shapeways stockholder receiving shares of Galileo common stock at the Closing (as further described below). Simultaneously with entering into the Merger Agreement, Galileo entered into Subscription Agreements (as defined below) with investors (“PIPE Investors”) to purchase a total of 7.5 million shares of Galileo common stock in a private equity investment (“PIPE”) in Galileo at $10.00 per share with aggregate gross proceeds to Galileo of $75,000,000. The PIPE Investors include certain existing Shapeways stockholders and a strategic investor that has entered into a commercial relationship with Shapeways.
The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Galileo and Shapeways; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) no law or order preventing the Transaction; (iv) the Registration Statement having been declared effective by the SEC; (v) the satisfaction of the $5,000,001 minimum net tangible asset test by Galileo; (vi) approval of the Galileo common stock for listing on NYSE; (vii) consummation of the Domestication; and (viii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement.
Simultaneously with the execution of the Merger Agreement, Galileo and Shapeways entered into subscription agreements (collectively, the “Subscription Agreements”) with PIPE Investors for an aggregate for 7,500,000 shares of Galileo’s common stock, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate of $75,000,000, in a private placement to be consummated simultaneously with the closing of the Transaction (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Galileo’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In addition, Shapeways granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.

GALILEO ACQUISITION CORP.
CONDENSED BALANCE SHEETS
	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets
Cash	$456,257	$624,830
Prepaid expenses and other current assets	104,229	65,301
Total current assets	560,486	690,131
Cash and marketable securities held in Trust Account	139,182,449	139,158,500
TOTAL ASSETS	$139,742,935	$139,848,631
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities – Accounts payable and accrued expenses	$267,623	$209,732
Convertible promissory note – related party	500,000	500,000
Warrant liability	2,260,500	3,452,400
Total Liabilities	3,028,123	4,162,132
Commitments and Contingencies
Ordinary shares subject to possible redemption, 13,171,481 and 13,068,649 shares at $10.00 redemption value at March 31, 2021 and December 31, 2020, respectively	131,714,810	130,686,490
Shareholders’ Equity
Preference shares, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 4,228,519 and 4,331,351 shares issued and outstanding (excluding 13,171,481 and 13,068,649 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	422	433
Additional paid-in capital	5,881,378	6,909,687
Accumulated deficit	(881,798)	(1,910,111)
Total Shareholders’ Equity	5,000,002	5,000,009
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$139,742,935	$139,848,631
The accompanying notes are an integral part of these condensed financial statements.

GALILEO ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended March 31,
	2021	2020
General and administrative costs	$187,536	$200,037
Loss from operations	(187,536)	(200,037)
Other income:
Interest earned on marketable securities held in Trust Account	23,949	546,631
Change in fair value of warrant liabilities	1,191,900	945,300
Net income	$1,028,313	$1,291,894
Weighted average shares outstanding of redeemable ordinary shares	13,800,000	13,800,000
Basic and diluted net income per ordinary share, redeemable	$0.00	$0.04
Weighted average shares outstanding of non-redeemable ordinary shares	3,600,000	3,600,000
Basic and diluted net income per ordinary share, non-redeemable	$0.28	$0.21
The accompanying notes are an integral part of these unaudited condensed financial statements.

GALILEO ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)
FOR THREE MONTHS ENDED MARCH 31, 2021
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance – January 1, 2021	4,331,351	$433	$6,909,687	$(1,910,111)	$5,000,009
Change in value of ordinary shares subject to possible redemption	(102,832)	(11)	(1,028,309)	—	(1,028,320)
Net Income	—	—	—	1,028,313	1,028,313
Balance – March 31, 2021	4,228,519	$422	$5,881,378	$(881,798)	$5,000,002
FOR THREE MONTHS ENDED MARCH 31, 2020
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance – January 1, 2020	4,178,231	$418	$5,378,502	$(378,919)	$5,000,001
Ordinary shares subject to redemption	(129,189)	(13)	(1,291,877)	—	(1,291,890)
Net income	—	—	—	1,291,894	1,291,894
Balance – March 31, 2020	4,049,042	$405	$4,086,625	$912,975	$5,000,005
The accompanying notes are an integral part of these unaudited condensed financial statements.

GALILEO ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net income	$1,028,313	$1,291,894
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liability	(1,191,900)	(945,300)
Interest earned on marketable securities held in Trust Account	(23,949)	(546,631)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(38,928)	(46,012)
Accounts payable and accrued expenses	57,891	(12,501)
Net cash used in operating activities	(168,573)	(258,550)
Cash Flows from Investing Activities:
Net cash provided by (used in) investing activities	—	—
Cash Flows from Financing Activities:
Net cash used in (provided by) financing activities	—	—
Net Change in Cash	(168,573)	(258,550)
Cash – Beginning	624,830	712,062
Cash – Ending	$456,257	$453,512
Non-Cash Investing and Financing Activities:
Change in value of ordinary shares subject to possible redemption	$1,028,320	1,291,890
The accompanying notes are an integral part of these unaudited condensed financial statements.

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Galileo Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on July 30, 2019. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a business combination.
As of March 31, 2021, the Company had not yet commenced any operations. All activity through March 31, 2021 relates to the Company’s formation, the preparation of the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on October 17, 2019. On October 22, 2019, the Company consummated the Initial Public Offering of 13,800,000 units (the “Units” and, with respect to the ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,800,000 Units, at $10.00 per Unit, generating gross proceeds of $138,000,000 which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,110,000 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to Galileo Founders Holdings, L.P. (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”), generating gross proceeds of $4,110,000, which is described in Note 4.
Transaction costs amounted to $3,187,305, consisting of $2,760,000 of underwriting fees and $427,305 of other offering costs.
Following the closing of the Initial Public Offering on October 22, 2019, an amount of $138,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of approximately six months, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended, or the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a business combination or (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. The Company’s initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the signing of an agreement to enter into a business combination. The Company will only complete a business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a business combination.
The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a business combination either (i) in connection with a shareholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a business combination or conduct a tender offer will

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).
The Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the business combination. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a business combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the business combination and the Company does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares.
The Sponsor and the other initial shareholders (collectively, the “initial shareholders”) have agreed (a) to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a business combination; (b) not to propose, or vote in favor of, an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-business combination activities prior to the consummation of a business combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to convert any Founder Shares (as well as any Public Shares purchased during or after the Initial Public Offering) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a business combination (or sell any shares in a tender offer in connection with a business combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (d) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a business combination is not consummated. However, the initial shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its business combination.
The Company will have until October 22, 2021 to consummate the proposed business combination (the “Combination Period”). If the Company is unable to complete a business combination within the Combination Period, it will trigger the automatic winding up, dissolution and liquidation pursuant to the terms of the Company’s Amended and Restated Memorandum and Articles of Association. If the Company is forced to liquidate, the amount in the Trust Account (less the aggregate nominal par value of the shares of the Company’s public shareholders) under the Companies Law (2018 Revision) of the Cayman Islands (the “Companies Law”) will be treated as share premium which is distributable under the Companies Law provided that immediately following the date on which the proposed distribution is proposed to be made, the Company is able to pay the debts as they fall due in the ordinary course of business. If the Company is forced to liquidate the Trust Account, the public shareholders would be distributed the amount in the Trust Account calculated as of the date that is two days prior to the distribution (including any accrued interest, net of taxes payable).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company,

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.00 per share. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until October 22, 2021 to consummate the proposed Business Combination. It is uncertain that the Company will be able to consummate the proposed Business Combination by this time. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these financial statements. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 22. The Company intends to complete the proposed Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by October 22, 2021.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Amended Annual Report on Form 10-K/A as filed with the SEC on May 26, 2021, which contains the audited financial statements and notes thereto. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2021 and December 31, 2020, 13,171,481 and 13,068,649 ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed balance sheets, respectively.

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash and cash equivalents as of March 31, 2021 and December 31, 2020 of approximately $456,257 and $624,830, respectively.
Offering Costs
Offering costs consist of underwriting, legal, accounting, and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $3,187,305 were charged to shareholders’ equity upon the completion of the Initial Public Offering. $4,078 of the offering costs were immediately expensed through the Statement of Operations in connection with the warrant liability.
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants classified as liabilities are recognized as a non-cash gain or loss on the statements of operations.
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of March 31, 2021 and 2020 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Net Income (Loss) Per Ordinary Share
Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 17,910,000 ordinary shares in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statements of operations include a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. Net loss per share, basic and diluted, non-redeemable ordinary shares is calculated by dividing the net loss, adjusted for income attributable to redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the period. Non-redeemable ordinary shares includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	Three Months Ended March 31
	2021	2020
Redeemable Ordinary Shares
Numerator: Earnings allocable to Redeemable Ordinary Shares
Interest Income	$23,949	$546,631
Net Earnings	$23,949	$546,631
Denominator: Weighted Average Redeemable Ordinary Shares Redeemable Ordinary Shares, Basic and Diluted	13,800,000	13,800,000
Earnings/Basic and Diluted Redeemable Ordinary Shares	$0.00	$0.04
Non-Redeemable Ordinary Shares
Numerator: Net (Loss) Income minus Redeemable Net Earnings
Net (Loss) Income	$1,028,313	$1,291,894
Redeemable Net Earnings	(23,949)	(546,631)
Non-Redeemable Net Income	$1,004,364	$745,263
Denominator: Weighted Average Non-Redeemable Ordinary Shares Non-Redeemable Ordinary Shares, Basic and Diluted	3,600,000	3,600,000
Loss/Basic and Diluted Non-Redeemable Ordinary Shares	$0.28	$0.21

Note:
As of March 31, 2021 and 2020, basic and diluted shares are the same as there are no securities that are dilutive to the shareholders.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which at times, may exceed the Federal depository insurance coverage

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
of $250,000. The Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities (excluding warrants), which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature. The fair value of the private warrants, which are classified as liabilities, was estimated using a Binomial Lattice Model (see Note 9).
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 13,800,000 Units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,800,000 Units at $10.00 per Unit. Each Unit consists of one ordinary share and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share (see Note 8).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor and EarlyBirdCapital and its designees purchased an aggregate of 4,110,000 Private Warrants at $1.00 per Private Warrant, for an aggregate purchase price of $4,110,000. The Sponsor purchased an aggregate of 3,562,000 Private Warrants and EarlyBirdCapital and its designees purchased an aggregate of 548,000 Private Warrants. Each Private Warrant is exercisable to purchase one ordinary share at an exercise price of $11.50 per share (see Note 8). The proceeds from the Private Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a business combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Warrants.
The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. If the Private Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Warrants may not be transferable, assignable or saleable until the consummation of a business combination, subject to certain limited exceptions.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
In August 2019, the Company issued an aggregate of 2,875,000 ordinary shares (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. On October 17, 2019, the Company effected a share dividend of 0.2 of a share for each ordinary share in issue, resulting in the Sponsor holding an aggregate of 3,450,000 Founder Shares. The Founder Shares include an aggregate of up to 450,000 shares subject to

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the initial shareholders will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the Representative Shares (as defined in Note 7)).
The initial shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until (i) with respect to 50% of the Founder Shares, the earlier of one year after the completion of a business combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a business combination and (ii) with respect to the remaining 50% of the Founder Shares, one year after the completion of a business combination, or earlier, in either case, if, subsequent to a business combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Administrative Services Agreement
The Company entered into an agreement, commencing on October 17, 2019 through the earlier of the consummation of a business combination or the Company’s liquidation, to pay Ampla Capital, LLC, an affiliate of the Company’s Chief Financial Officer a monthly fee of approximately $3,000 for general and administrative services, including office space, utilities and secretarial support. For the three months ended March 31, 2021 and 2020, the Company incurred and paid $9,000 in fees for these services.
Promissory Note — Related Party
The Company’s Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering. The Promissory Note (“Promissory Note”) was non-interest bearing, unsecured and due on the earlier of March 31, 2020 or the closing of the Initial Public Offering. The Promissory Note, in the outstanding amount of $93,798, was repaid upon the consummation of the Initial Public Offering on October 22, 2019. As of March 31, 2021 and December 31, 2020, no amounts under the Promissory Note were outstanding nor could the promissory note be drawn upon.
Related Party Loans
In order to finance transaction costs in connection with a business combination, the Initial Shareholders, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,000,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Warrants. In the event that a business combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
On December 14, 2020, the Company entered into a convertible promissory note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $500,000 (the “Convertible Note”). The Convertible Note is non-interest bearing and payable upon the date on which the Company consummates a business combination. If the Company does not consummate a business combination, the Company may use a portion of any funds held outside the Trust Account to repay the Convertible Note; however, no proceeds from the Trust Account may be used for such repayment. Up to $500,000 of the Convertible Note may be converted into warrants at a price of $1.00 per warrant at the option

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
of the Sponsor. The warrants, if issued, will be identical to the Private Warrants. As of March 31, 2021 and December 31, 2020, the outstanding balance under the Convertible Note amounted to an aggregate of $500,000.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on October 17, 2019, the holders of the Founder Shares, Private Warrants (and their underlying securities), Representative Shares (as a defined in Note 7) and any securities that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. The holders of a majority of the Representative Shares, Private Warrants (and underlying securities) and securities issued in payment of Working Capital Loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a business combination. Notwithstanding anything herein to the contrary, EarlyBirdCapital and/or its designees may only make a demand registration (i) on one occasion and (ii) during the five-year period beginning on the effective date of the Initial Public Offering. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Business Combination Marketing Agreement
Pursuant to a letter agreement entered into on October 17, 2019 (the “Business Combination Marketing Agreement”), the Company engaged EarlyBirdCapital as an advisor to assist the Company in identifying potential target businesses for a business combination, holding meetings with its shareholders to discuss potential business combinations and target business’ attributes, introducing the Company to potential investors that may be interested in purchasing securities of the Company in connection with a business combination, assisting the Company in obtaining shareholder approval for a business combination and assist the Company with its press releases and public filings in connection with a business combination. The Company will pay EarlyBirdCapital a cash fee equal to 3.5% of the gross proceeds of the Initial Public Offering, or $4,830,000, for such services only upon the consummation of a business combination. At the Company’s sole discretion, up to approximately 25% of such amount may be paid to third parties who are investment banks or financial advisory firms not participating in Initial Public Offering that assist the Company in consummating its business combination. As of March 31, 2021, the above service had not been completed and accordingly, no amounts have been recorded in the accompanying condensed financial statements.
Additionally, the Company will pay EarlyBirdCapital a cash fee equal to 1.0% of the total consideration payable in the proposed business combination if it introduces the Company to the target business with which the Company completes a business combination; provided that the foregoing fee will not be paid prior to the

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
date that is 90 days from the effective date of the Initial Public Offering, unless FINRA determines that such payment would not be deemed underwriters’ compensation in connection with the Initial Public Offering pursuant to FINRA Rule 5110(c)(3)(B)(ii).
Placement Agent Agreement
Pursuant to a letter agreement dated February 23, 2021, the Company will pay Stifel Nicolaus & Company, Incorporated (“Stifel”) a placement agent fee for services provided by Stifel in connection with the placement of a private investment in a public equity transaction in connection with a business combination. Pursuant to the amended letter agreement, dated as of April 27, 2021 (the “Placement Agent Agreement”) entered into in connection with the proposed business combination with Shapeways (as defined in Note 9 below), upon consummation of the PIPE Investment referred to in Note 9, the Company will pay Stifel a placement fee equal to 4.0% of the gross proceeds to the Company from the PIPE Investment), excluding proceeds from investors in the PIPE Investment that were stockholders of Shapeways as of the date they entered into subscription agreements for the PIPE Investment and excluding proceeds from Stifel or any of its affiliates. In addition, the Company will reimburse Stifel for reasonable out-of-pocket expenses, not to exceed $25,000 in the aggregate, regardless of whether the PIPE Investment is consummated.
NOTE 7.   SHAREHOLDERS’ EQUITY
Preference Shares  —  The Company is authorized to issue 2,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At March 31, 2021 and December 31, 2020, there were no preference shares issued or outstanding.
Ordinary Shares  —  The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there were 4,228,519 and 4,331,351 ordinary shares issued and outstanding, excluding 13,171,481 and 13,068,649 ordinary shares subject to possible redemption, respectively.
NOTE 8.   WARRANTS
Warrants  —  The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.
The Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time while the Public Warrants are exercisable;

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
•
upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder;

•
if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

•
if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a capitalization of shares, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price or issuance of potential extension warrants in connection with an extension of the period of time for the Company to complete a Business Combination. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination, and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of a warrant will be adjusted (to the nearest cent) to be equal to 115% of the greater of  (i) the Market Value or (ii) the price at which the Company issues the additional ordinary shares or equity-linked securities.
Representative Shares
In August 2019, the Company issued to the designees of EarlyBirdCapital 125,000 ordinary shares (the “Representative Shares”) for a nominal consideration. On October 17, 2019, the Company effected a share dividend of 0.2 of a share for each ordinary share in issue, resulting in EarlyBirdCapital holding an aggregate of 150,000 Representative Shares. The Company accounted for the Representative Shares as an offering cost of the Proposed Offering, with a corresponding credit to shareholders’ equity. The Company estimated the fair value of Representative Shares to be $1,137 based upon the price of the Founder Shares issued to the Sponsor. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.
The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.
NOTE 9.   FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.
At March 31, 2021 and December 31, 2020, assets held in the Trust Account were comprised of $9,533 and $5,563 in cash equivalents and $139,172,916 and $139,152,937 in U.S. Treasury Bills at amortized cost. During the three months ended March 31, 2021 and the year ended December 31, 2020, the Company did not withdraw any interest income from the Trust Account to pay its tax obligations.
At March 31, 2021, there were 4,110,000 Private Placement Warrants outstanding that were measured at fair value.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at March 31, 2021 and December 31, 2020 are as follows:
	Held-To-Maturity	Level	Amortized Cost	Gross Holding Gains	Fair Value
March 31, 2021	U.S. Treasury Securities (Matured on 04/08/2021)	1	$139,172,916	$2,084	$139,175,000
December 31, 2020	U.S. Treasury Securities (Matured on 01/07/2021)(1)	1	$139,152,937	$2,063	$139,155,000

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Liabilities:	Warrant Liabilities	Level	Fair value at March 31, 2021	Fair value at December 31, 2020
	Private Placement Warrants	3	$2,260,500	$3,452,400

(1)
The Company notes that the U.S. Treasury Securities were reinvested with the funds from the previously matured securities

The Company recognizes transfers into and out of the fair value levels at the end of the reporting period. There were no transfers into or out of the levels during the three months ended March 31, 2021 or 2020.
The Company established the initial fair value for the private warrants on October 22, 2019, the date of the Company’s Initial Public Offering, using a Binomial Lattice Model. The Company continues to classify the private warrants as Level 3 due to the use of unobservable inputs and continues to value the private warrants using a Binomial Lattice Model.
The key inputs into the Binomial Lattice Model for the Private Placement Warrants were as follows at March 31, 2021:
Input	March 31, 2021	March 31, 2020
Risk-free interest rate	0.62%	0.37%
Dividend yield	0.00%	0.00%
Implied volatility	12.6%	8.80%
Exercise price	$11.50	$11.50
Market Stock Price	$10.00	$9.68
On March 31, 2021 and 2020, the Private Placement Warrants were determined to be $0.55 and 0.25 and per warrant, respectively, for an aggregate value of $2.3 million and $1.0 million, respectively.
The following table presents the changes in the fair value of warrant liabilities:
	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2020	$3,452,400	$—	$3,452,400
Change in valuation inputs or other assumptions	(1,191,900)	—	(1,191,900)
Fair value as of March 31, 2021	$2,260,500	$—	$2,260,500
	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2019	$1,972,800	$—	$1,972,800
Change in valuation inputs or other assumptions	(945,300)	—	(945,300)
Fair value as of March 31, 2020	$1,027,500	$—	$1,027,500
NOTE 10 —  SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than below, that would have required adjustment or disclosure in the financial statements.
On April 28, 2021, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Shapeways, Inc., a Delaware corporation (“Shapeways”), Galileo Acquisition

GALILEO ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)
Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Galileo (“Merger Sub”), Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”), in the capacity as the representative of the shareholders of Galileo (other than the Shapeways Securityholders) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Transaction”) (in such capacity, the “Purchaser Representative”), and Fortis Advisors LLC, in the capacity as the representative of the Shapeways Securityholders from and after the Closing of the Transaction (in such capacity, the “Seller Representative”).
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, the Company will continue out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”) and (ii) at the Closing of the Transaction, and following the Domestication and the PIPE Investment (defined below), Merger Sub will merge with and into Shapeways (the “Merger”), with Shapeways continuing as the surviving entity and wholly-owned subsidiary of the Company, and with each Shapeways stockholder receiving shares of the Company common stock at the Closing (as further described below). Simultaneously with entering into the Merger Agreement, the Company entered into Subscription Agreements (as defined below) with investors (“PIPE Investors”) to purchase a total of 7.5 million shares of the Company common stock in a private equity investment (“PIPE”) in the Company at $10.00 per share with aggregate gross proceeds to the Company of $75,000,000. The PIPE Investors include certain existing Shapeways stockholders and a strategic investor.
The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of the Company and Shapeways; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) no law or order preventing the Transaction; (iv) the Registration Statement having been declared effective by the SEC; (v) the satisfaction of the $5,000,001 minimum net tangible asset test by the Company; (vi) approval of the Company’s common stock for listing on NYSE; (vii) consummation of the Domestication; and (viii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement.
Simultaneously with the execution of the Merger Agreement, the Company and Shapeways entered into subscription agreements (collectively, the “Subscription Agreements”) with PIPE Investors for an aggregate for 7,500,000 shares of the Company’s common stock, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate of $75,000,000, in a private placement to be consummated simultaneously with the closing of the Transaction (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In addition, Shapeways granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Shapeways, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Shapeways, Inc. (the “Company”) as of December 31, 2020, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the year ended December 31, 2020, and the related consolidated notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Other Matter
The consolidated financial statements of Shapeways, Inc. as of and for the year ended December 31, 2019, were audited by another auditor who expressed an unmodified opinion on those statements on March 12, 2021.
WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, NY
March 15, 2021

To the Board of Directors and Stockholders of
Shapeways, Inc. and Subsidiary
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Shapeways, Inc. and Subsidiary (the “Company”) as of December 31, 2019, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Briggs & Veselka Co.
Briggs & Veselka Co.
We have served as the Company’s auditor since 2021
Houston, Texas
March 12, 2021

Shapeways, Inc. and Subsidiary
Consolidated Balance Sheets
(in thousands, except share and per share amounts)
	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$8,564	$9,464
Restricted cash	145	141
Accounts receivable	185	151
Inventory	727	440
Promissory note due from related party	151	200
Prepaid expenses and other current assets	1,910	1,953
Total current assets	11,682	12,349
Property and equipment, net	948	1,337
Right-of-use assets, net	2,102	—
Goodwill	1,835	1,835
Security deposits	175	434
Total assets	$16,742	$15,955
Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,633	$2,079
Accrued expenses and other liabilities	3,319	2,816
Capital leases	—	17
Current portion of long-term debt	8,332	6,333
Operating lease liabilities, current	1,222	—
Deferred revenue	753	425
Total current liabilities	15,259	11,670
Deferred rent	—	283
Operating lease liabilities, net of current portion	1,094	—
Long-term debt, net of current portion	2,236	3,571
Total liabilities	18,589	15,524
Commitments and contingencies
Stockholders’ equity (deficit)
Convertible preferred stock ($0.0001 par value; 41,641,842 shares authorized; 22,579,695 shares issued and outstanding as of December 31, 2020 and 2019; aggregate liquidation preference of $60,391 as of December 31, 2020 and 2019)	2	2
Common stock ($0.0001 par value; 60,668,172 shares authorized; 16,211,567 and 15,894,428 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	2	2
Additional paid-in capital	112,993	112,186
Accumulated deficit	(114,567)	(111,399)
Accumulated other comprehensive loss	(277)	(360)
Total stockholders’ (deficit) equity	(1,847)	431
Total liabilities and stockholders’ equity (deficit)	$16,742	$15,955
The accompanying notes are an integral part of these audited consolidated financial statements.

Shapeways, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)
	Year Ended December 31,
	2020	2019
Revenue, net	$31,775	$33,511
Cost of revenue	17,903	21,337
Gross profit	13,872	12,174
Operating expenses
Selling, general and administrative	10,752	13,062
Research and development	5,592	5,246
Amortization and depreciation	149	319
Total operating expenses	16,493	18,627
Loss from operations	(2,621)	(6,453)
Other income (expense)
Other income	9	124
Interest income	1	4
Interest expense	(582)	(535)
Loss on disposal of assets	(4)	(11)
Total other expense, net	(576)	(418)
Loss before income tax (benefit) expense	(3,197)	(6,871)
Income tax (benefit) expense	(29)	102
Net loss	(3,168)	(6,973)
Other comprehensive income (loss)
Foreign currency translation adjustment	83	(49)
Comprehensive loss	$(3,085)	$(7,022)
Loss per common share:
Basic and diluted	$(0.12)	$(0.35)
Weighted average common shares outstanding:
Basic and diluted	25,403,048	20,276,598
The accompanying notes are an integral part of these audited consolidated financial statements.

Shapeways, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(in thousands, except share and per share amounts)
	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	15,800,082	$2	22,579,695	$2	$111,413	$(104,426)	$(311)	$6,680
Issuance of common stock resulting from exercise of stock options	94,346	—	—	—	33	—	—	33
Stock-based compensation expense	—	—	—	—	740	—	—	740
Net loss	—	—	—	—	—	(6,973)	—	(6,973)
Foreign currency translation	—	—	—	—	—	—	(49)	(49)
Balance at December 31, 2019	15,894,428	$2	22,579,695	$2	$112,186	$(111,399)	$(360)	$431
Issuance of common stock resulting from exercise of stock options	317,139	—	—	—	86	—	—	86
Stock-based compensation expense	—	—	—	—	721	—	—	721
Net loss	—	—	—	—	—	(3,168)	—	(3,168)
Foreign currency translation	—	—	—	—	—	—	83	83
Balance at December 31, 2020	16,211,567	$2	22,579,695	$2	$112,993	$(114,567)	$(277)	$(1,847)
The accompanying notes are an integral part of these audited consolidated financial statements.

Shapeways, Inc. and Subsidiary
Consolidated Statements of Cash Flows
(in thousands, except share and per share amounts)
	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(3,168)	$(6,973)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	473	1,458
Loss on disposal of asset	4	11
Stock-based compensation expense	721	740
Non-cash lease expense	2,056	—
Change in operating assets and liabilities:
Accounts receivable	(40)	69
Inventory	(310)	46
Prepaid expenses and other assets	(5)	(1,533)
Interest on promissory note due from related party	49(4)
Security deposits	259	(141)
Accounts payable	(379)	63
Accrued expenses and other liabilities	814	(187)
Lease liabilities	(2,129)	—
Deferred revenue	345	(352)
Deferred rent	(283)	(98)
Net cash used in operating activities	(1,593)	(6,901)
Cash flows from investing activities:
Proceeds from sales of property and equipment	—	25
Purchases of property and equipment	(104)	(181)
Net cash used in investing activities	(104)	(156)
Cash flows from financing activities:
Principal payments on capital leases	(18)	(675)
Proceeds from issuance of common stock	86	33
Repayments of loans payable	(1,318)	(314)
Proceeds from loans payable	1,982	5,001
Net cash provided by financing activities	732	4,045
Net change in cash and cash equivalents and restricted cash	$(965)	$(3,012)
Effect of change in foreign currency exchange rates on cash and cash equivalents and restricted cash	$69	$(45)
Cash and cash equivalents and restricted cash at beginning of year	9,605	12,662
Cash and cash equivalents and restricted cash at end of year	$8,709	$9,605
Supplemental disclosure of cash and non-cash transactions:
Cash paid for interest	$182	$314
Cash paid for taxes	$—	$—
The accompanying notes are an integral part of these audited consolidated financial statements.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Note 1.   Organization
Shapeways, Inc. (“Shapeways” or the “Parent”) was incorporated in Delaware on July 28, 2010, and facilitates the sale, design and manufacturing of 3D printed items. The Shapeways website provides a service for 3D designers to upload and print their models enabling them to turn their digital creations into physical products. The Shapeways website also provides a marketplace, which connects designers who wish to share and sell their products with individuals who want to order a wide range of personalized, custom-made items which include (but are not limited to) jewelry, household items and art. Upon purchase by the individual, the 3D printed items are manufactured by Shapeways in-house, or, in certain circumstances, are outsourced to third-party manufacturers. Shapeways also operates through its wholly-owned subsidiary, Shapeways BV, which was incorporated in the Netherlands on December 10, 2008. Shapeways, Inc. and Shapeways BV (collectively, the “Company”) manufacture products for customers located in the United States, Europe and other countries around the world.
Note 2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The consolidated financial statements include the accounts of Shapeways, Inc. and its wholly owned subsidiary, Shapeways BV. All intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The Company has considered information available to it as of the date of issuance of these consolidated financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgements, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, goodwill and other long-lived assets, and revenue recognition. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates.
Going Concern Uncertainty
On an annual basis, as required by ASC Topic 205, Presentation of Financial Statements — Going Concern, the Company performs an evaluation to determine whether there are conditions or events (known and reasonably knowable), considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
The Company’s operations are subject to certain risks and uncertainties, including but not limited to those associated with the Company’s limited operating history, expected continuing losses and negative cash flows from operations, managing growth and expansion, and the overall economy.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception, as well as negative cash flows from operations for the years ended December 31, 2020 and 2019. The Company has funded its activities primarily through equity financing and expects to continue to incur net losses and use cash in operations for the foreseeable future.
The Company believes that its current cash and cash equivalents will be sufficient to meet its working capital needs for the next twelve months following the issuance date of these consolidated financial statements. The Company’s ability to transition to more profitable operations is dependent upon achieving a level of revenue adequate to support its evolving cost structure. If events or circumstances occur such that the Company does not meet its operating plan as expected, the Company will be required to reduce corporate overhead or other operating expenses which could have an adverse impact on its ability to achieve intended business objectives or obtain additional financing. There can be no assurance that the Company will be successful in implementing its business objectives, however, management believes that external sources of funding are available.
Functional Currency
The local currency is the functional currency for Shapeways BV’s operations outside the United States. Assets and liabilities of these operations are translated into U.S. Dollars at the exchange rate in effect at the end of each period. Income statement accounts are translated at the average exchange rate prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive loss within stockholders’ equity (deficit). Gains and losses from foreign currency transactions are included in net loss for the period.
Cash, Cash Equivalents and Restricted Cash
Cash includes cash on hand and demand deposits. The Company maintains its deposits at high quality financial institutions and monitors the credit ratings of those institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. While cash held by financial institutions may at times exceed federally insured limits, the Company believes that no material credit or market risk exposure exists due to the high quality of the institutions. The Company has not experienced any losses on such accounts. Restricted cash represents cash required to be held as collateral for the Company’s credit cards. Accordingly, these balances contain restrictions as to their availability and usage and are classified as restricted cash in the consolidated balance sheets.
The reconciliation of cash, cash equivalents and restricted cash reported within the applicable balance sheet that sum to the total of the same such amount shown in the consolidated statements of cash flows is as follows:
	December 31,
	2020	2019
Cash and cash equivalents	$8,564	$9,464
Restricted cash	145	141
	$8,709	$9,605
Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are generally unsecured as they are uncollateralized. The Company provides an allowance for doubtful accounts to reduce receivables to their estimated net realizable value. Judgement is exercised in establishing allowances and estimates are based on the customers’ payment history and liquidity. Any amounts that were previously recognized as revenue and

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
subsequently determined to be uncollectible are charged to bad debt expense included in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss. Given the nature and historical collectability of the Company’s accounts receivable, an allowance for doubtful accounts was not deemed necessary at December 31, 2020 and 2019. As of January 1, 2019 the accounts receivable was $220.
Inventory
Inventory consists of raw materials, work in progress and finished goods at the Company’s distribution center. Raw materials are stated at the lower of cost or net realizable value, determined by the first-in-first-out method. Finished goods and work in progress are valued using a methodology to determine the cost of each 3D printed object using allocations for material, labor, machine time and overhead. The Company periodically reviews its inventory for slow-moving, damaged and discontinued items and provides allowances to reduce such items identified to their recoverable amounts. As of December 31, 2020 and 2019, the Company determined an allowance was not deemed necessary.
Property and Equipment, net
Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings. Depreciation is recognized using the straight-line method in amounts considered to be sufficient to allocate the cost of the assets to operations over the estimated useful lives or lease terms, as follows:
Asset Category	Depreciable Life
Machinery and equipment	5 years
Computers and IT equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	**

**
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Long-Lived Assets, Including Definite-Lived Intangible Assets
Intangible assets, which consist of technology, customer relationships, and trademarks, are stated at cost less accumulated amortization. Amortization is generally recorded on a straight-line basis over estimated useful lives ranging from three to eight years. The Company periodically reviews the estimated useful lives of intangible assets and adjusts when events indicate that a shorter life is appropriate. In accordance with authoritative accounting guidance, capitalization of costs to develop software begin when preliminary development efforts are successfully and completed. Costs related to the design or maintenance of internal-use software are expensed as incurred.
Long-lived assets, other than goodwill and other indefinite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.
Factors that the Company considers in deciding when to perform an impairment review include significant changes in the Company’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes,

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
or planned changes in the Company’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset with the related impairment charge recognized within the statements of operations and comprehensive loss. No impairment charges were recorded for the years ended December 31, 2020 and 2019.
Goodwill
Goodwill, which represents the excess of purchase prices over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test. Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.
Under the authoritative guidance issued by the FASB, the Company has the option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the goodwill impairment test is performed. Impairment tests are performed, at a minimum, in the fourth quarter of each year. Management uses the future discounted cash flows valuation approach to determine the fair value of reporting units and determines whether the fair value of reporting units exceeded its carrying amounts. If the fair value is less than the carrying amount, management allocates the fair value of the reporting units to the assets and liabilities with the unallocated fair value representing an implied fair value of goodwill which is then compared to the carrying amount of goodwill. The impairment review requires management to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates and discount rates. The judgments made in determining the projected cash flows used to estimate the fair value can materially impact the Company’s financial condition and results of operations. There was no impairment of goodwill for the years ended December 31, 2020 and 2019.
Fair Value Measurements
The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.
The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:
Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.
The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable, accrued expenses, and deferred revenue approximate fair value due to their short-term nature. As of December 31, 2020 and 2019, the carrying amounts of the Company’s debt and operating lease liabilities approximated its fair value, as the obligation bears interest at rates currently available for debt with similar maturities and collateral requirements.
Revenue Recognition
On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method with respect to all non-completed contracts. Revenues and contract assets and liabilities for contracts completed prior to January 1, 2019 are presented in accordance with ASC 605, Revenue Recognition. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes nearly all existing revenue recognition guidance, including industry-specific guidance.
The new guidance is based on the principle that an entity should recognize revenue to depict the transfer of products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The new guidance also requires added disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgment and changes in judgments and assets recognized from costs incurred to fulfill a contract. The adoption of ASC 606 did not have a material effect on the Company’s financial position, results of operations, or internal controls over financial reporting.
Revenue is primarily derived from two primary sources: a) direct sales of 3D printed products to customers and b) marketplace sales of 3D printed products from shop owners.
The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the products or services it transfers to the customer. These contracts have different terms based on the scope, performance obligations, and complexity of the project, which often requires us to make judgments and estimates in recognizing revenues.
Performance obligations are satisfied both at a point of time and over time. All revenues are recognized based on the satisfaction of the performance obligation to date (See Note 3).
Stock-based Compensation
The Company recognizes stock-based compensation expense for all options and other arrangements within the scope of ASC 718, Stock Compensation. Stock-based compensation expense is measured at the date of grant, based on the fair value of the award, and is recognized using the straight-line method over the employee’s requisite service period. Compensation for stock-based awards with vesting conditions other than service are recognized at the time that those conditions will be achieved. Forfeitures are recognized as they are incurred.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Research and Development Costs
Research and development expenses consist primarily of allocated personnel costs, fees paid to consultants and outside service providers, and allocations for rent and overhead. Research and development costs were $5,592 and $5,246 for the years ended December 31, 2020 and 2019, respectively.
Advertising
Advertising costs are expensed as incurred. Advertising costs were $448 and $1,550 for the years ended December 31, 2020 and 2019, respectively, which are included in selling, general and administrative expense on the consolidated statements of operations and comprehensive loss.
Income Taxes
The Company files consolidated income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Where applicable, the Company records a valuation allowance to reduce any deferred tax assets that it determines will not be realizable in the future.
The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. These tax benefits are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. Although the Company believes that is has adequately reserved for uncertain tax positions (including interest and penalties), it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustments to these reserves in accordance with the income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made, and could have a material impact on the Company’s financial condition and operating results. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.
Loss per Share
In accordance with the provisions of ASC 260, “Earnings Per Share”, net loss per common share is computed by dividing net loss by the weighted-average shares of common stock outstanding during the period. During a loss period, the effect of the potential exercise of stock options and convertible debt are not considered in the diluted loss per common share calculation since the effect would be anti-dilutive. The results of operations were a net loss for the years ended December 31, 2020 and 2019. Therefore, the basic and diluted weighted-average shares of common stock outstanding were the same for all years. The anti-dilutive shares of common stock outstanding for the years ended December 31, 2020 and 2019 were as follows:

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
	Year Ended December 31,
	2020	2019
Potentially dilutive securities:
Convertible Series A-2 Preferred Stock	3,000,667	3,000,667
Convertible Series B Preferred Stock	1,809,751	1,809,751
Convertible Series B-1 Preferred Stock	2,174,591	2,174,591
Convertible Series C Preferred Stock	4,973,101	4,973,101
Convertible Series D Preferred Stock	3,965,857	3,965,857
Convertible Series E Preferred Stock	6,655,728	6,655,728
Warrants	381,926	381,926
Convertible Promissory Notes	1,610,024	1,495,273
Included in loss per common share are 4,936,601 and 4,442,094 shares of options due to their nominal exercise prices as of December 31, 2020 and 2019, respectively.
Segment Information
The Company has determined that it operates and reports in one segment, which focuses on providing additive manufacturing of 3D printing services to customers. The Company’s operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer.
Reclassifications
Certain balances in the prior year financial statements regarding research and development expenses and current portion of long-term debt have been reclassified to conform to the presentation in the current year financial statements. These reclassifications had no effect on net loss as previously reported.
Recent Accounting Pronouncements
Accounting Pronouncements Recently Adopted
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition, and most industry-specific guidance included in the ASC. The standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. It also provides guidance on accounting for costs incurred to obtain or fulfill contracts with customers and establishes disclosure requirements which are more extensive than those required under prior U.S. GAAP. The Company adopted Topic 606 on January 1, 2019 and elected the modified retrospective transition method of adoption using the completed contract practical expedient. The Company performed an assessment of its contracts with customers and did not identify any significant changes to the timing or amount of its revenue recognition under Topic 606 compared to prior U.S. GAAP. There was no material impact to the consolidated financial statements as of and for the years ended December 31, 2020 and 2019 as a result of applying the new guidance.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes the current accounting for leases and while retaining two distinct types of leases, finance and operating, (i) requires lessees to record a right of use asset and a related liability for the rights and obligations associated with a lease, regardless of lease classification, and recognize lease expense in a manner similar to current accounting, (ii) eliminates most real estate specific lease provisions, and (iii) aligns many of the underlying

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
lessor model principles with those in the new revenue standard. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases.
The Company adopted ASU 2016-02 effective January 1, 2020 using a modified retrospective approach. In connection with the adoption, the Company will elect to utilize the modified retrospective presentation whereby the Company will continue to present prior periods and disclosures under ASC 840. In addition, the Company elected the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. Further, the Company will adopt a short-term lease exception policy, permitting the Company to not apply the recognition requirements of this standard to short-term leases (i.e. leases with terms of 12 months or less) and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets. On January 1, 2020, the Company recorded lease liabilities of $4,404 and corresponding right-of-use assets of $4,116 based on the present value of the remaining minimum rental payments for leases existing upon adoption of the new lease standard.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosures, such as the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and adds new disclosure requirements for Level 3 measurements. The Company adopted ASU 2018-13 effective January 1, 2020. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Accounting for Credit Losses (Topic 326), which requires the use of an “expected loss” model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. Update No. 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.
In August 2018, the FASB issued ASC Update No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The standard is effective for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.
In December 2019, the FASB issued ASC Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The purpose of Update No. 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in Update No. 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, Update No. 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. Update No. 2019-12 is effective for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt — Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.
Note 3.   Revenue Recognition
Under ASC 606, revenue is recognized throughout the life of the executed agreement. The Company measures revenue based on consideration specified in a contract with a customer. Furthermore, the Company recognizes revenue when a performance obligation is satisfied by transferring control of the product or service to the customer which could occur over time or at a point in time.
A performance obligation is a promise in a contract to transfer a distinct service to the customer. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation. Customers typically receive the benefit of the Company’s services as (or when) they are performed. Substantially all customer contracts provide that compensation is received for services performed to date. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer, are excluded from revenue.
Nature of Products and Services
The following is a description of the Company’s products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each:
Direct sales
The Company provides customers with a 3D printing service, allowing for the customer to select the specifications of the model which they wish to have printed. Shapeways prints the 3D model and ships the product directly to the customer.
The Company recognizes the sale of shop owner products through their e-commerce website over time using the output method. Contracts involving the sale of shop owner products through their e-commerce website do not include other performance obligations. As such, allocation of the transaction price was not necessary as the entire contract price is attributed to the sole performance obligation identified.
Marketplace sales
The Company provides a platform for shop owners to sell their products to customers through Shapeways’ marketplace website. Shapeways receives a 3.5% markup fee from the shop owner upon the sale of any products through the marketplace.
The Company handles the financial transaction, manufacturing, distribution and customer service on behalf of the shopowners. The Company is responsible for billing the customer in this arrangement and transmitting the applicable fees to the shop owner. The Company assessed whether it is responsible for providing the actual product or service as a principal, or for arranging for the product or service to be provided by the third party as an agent. Judgment is applied to determine whether the Company is the principal or the

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
agent by evaluating whether it has control of the product or service prior to it being transferred to the customer. The principal versus agent assessment is performed at the performance obligation level. Indicators that the Company has considered include whether it has the primary responsibility for fulfilling the promise to provide the specified product or service to the customer and whether it has inventory risk prior to transferring the product or service to the customer. The Company has the responsibility to fulfill the promise to provide the specific good or service on behalf of the shop owners to the customer. In addition, the Company has inventory risk before the specific good or service is transferred to a customer. As such, the Company is deemed the principal and shall recognize revenue on a gross basis for the price it charges to the shop owner for each product or service.
The Company recognizes the sale of 3D products to customers at a point in time, specifically upon shipping the goods to the customer (FOB Origin) given the transfer of significant risks and rewards of ownership at that point in time. Contracts involving the manufacturing and delivery of 3D printed products to customers do not include other performance obligations. As such, allocation of the transaction price was not necessary as the entire contract price is attributed to the sole performance obligation identified.
Other revenue
The Company provides additional services, such as the development and implementation of co-branded websites to certain customers, ongoing maintenance and operational assistance of such websites, and advertising for such websites on the Shapeways website.
For each of the performance obligations classified as other revenue, the performance obligations are satisfied evenly over the term of the contract. For contracts including performance obligations classified as other revenue, the Company identified that each performance obligation has an explicitly stated standalone selling price. As such, allocation is not necessary as the prices included in the contract are attributed to each separate performance obligation.
The following table presents our revenues disaggregated by revenue discipline:
	Year Ended December 31,
	2020	2019
Major products and service lines:
Direct sales	$23,656	$27,119
Marketplace sales	7,955	6,392
Other	164	—
Total revenue	$31,775	$33,511
Timing of revenue recognition:
Products transferred at a point in time	$7,955	$6,392
Products and services transferred over time	23,820	27,119
Total revenue	$31,775	$33,511
Deferred Revenues
The Company records deferred revenues when cash payments are received in advance of performance. The increase in deferred revenues for the years ended December 31, 2020 and 2019 is primarily driven by an increase in orders at the end of 2020 which were not yet shipped as of year-end in comparison to the prior year.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
The deferred revenue activity for the years ended December 31, 2020 and 2019 was as follows:
	December 31,
	2020	2019
Deferred revenue at beginning of period	$425	$777
Deferred revenue recognized during period	(31,823)	(33,658)
Additions to deferred revenue during period	32,151	33,306
Deferred revenue at end of period	$753	$425
Practical Expedients and Exemptions
We apply the practical expedient related to incremental costs of obtaining a contract. Although certain of our commission costs qualify for capitalization under ASC 340-40, Contracts with customers, their amortization period is less than one year. Therefore, utilizing the practical expedient, we expense these costs as incurred.
Note 4.   Inventory
Components of inventory consisted of the following:
	December 31,
	2020	2019
Raw materials	$521	$285
Work-in-process	36	39
Finished goods	170	116
	$727	$440
Note 5.   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:
	December 31,
	2020	2019
Prepaid expenses	$646	$507
Security deposits	259	—
VAT receivable	975	1,214
Prepaid taxes	29	231
Interest receivable	1	1
	$1,910	$1,953

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Note 6.   Property and Equipment, net
Property and equipment consisted of the following:
	December 31,
	2020	2019
Machinery and equipment	$1,430	$1,345
Computers and IT equipment	5,193	4,957
Furniture and fixtures	50	49
Leasehold improvements	2,520	2,440
	9,193	8,791
Less: Accumulated depreciation	(8,245)	(7,454)
Property and equipment, net	$948	$1,337
Depreciation expense totaled $473 and $1,446 for the years ended December 31, 2020 and 2019, respectively. Of these amounts, depreciation charged to cost of revenue was $324 and $1,139 for the years ended December 31, 2020 and 2019, respectively.
Note 7.   Accrued Expenses and Other Liabilities
Accrued expenses consisted of the following:
	December 31,
	2020	2019
Accrued selling expenses	$947	$768
Accrued compensation	876	700
Interest payable	612	212
Taxes payable	477	493
Other	407	643
Total	$3,319	$2,816
Note 8.   Commitments and Contingencies
Leases
During the year ended December 31, 2020, the Company maintained four leases of facilities located in the United States and the Netherlands, as well as, four leases of office equipment, under operating leases. The Company maintained one additional lease of equipment under a finance lease arrangement.
The table below presents certain information related to the Company’s lease costs:
Year Ended December 31, 2020
Operating lease expense	$2,217
Finance lease expense	16
Interest expense on finance lease liabilities	1
Short-term lease expense	14
Total lease cost	$2,248

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Right of use assets and lease liabilities for operating leases were recorded in the consolidated balance sheets as follows:
December 31, 2020
Assets:
Right-of-use assets, net	$2,102
Total lease assets	$2,102
Liabilities:
Current liabilities:
Operating lease liabilities, current	$1,222
Non-current liabilities:
Operating lease liabilities, net of current portion	1,094
Total lease liability	$2,316
The Company’s lease agreements do not state an implicit borrowing rate; therefore, an internal incremental borrowing rate was determined based on information available at the lease commencement date for the purposes of determining the present value of lease payments. The incremental borrowing rate reflects the cost to borrow on a securitized basis in each market. The weighted-average remaining lease term for operating leases was 2.22 years and the weighted-average incremental borrowing rate was 5.25% as of December 31, 2020.
Supplemental cash flow information related to the Company’s leases was as follows:
Year Ended December 31, 2020
Operating cash flows from operating leases	$2,346
Operating cash flows from finance leases	$1
Financing cash flows from finance leases	$18
Lease liabilities arising from obtaining right-of-use assets	$4,445
As of December 31, 2020, future minimum lease payments required under operating leases are as follows:
2021	$1,327
2022	725
2023	259
2024	167
2025	1
Total minimum lease payments	2,479
Less effects of discounting	(163)
Present value of future minimum lease payments	$2,316
Legal Proceedings
The Company is involved in various legal proceedings which arise from time to time in the normal course of business. While the results of such matters generally cannot be predicted with certainty, management does not expect any such matters to have a material adverse effect on the Company’s consolidated financial position or results of operations as of and for the years ended December 31, 2020 and 2019.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Note 9.   Borrowing Arrangements
The Company’s outstanding debt obligations consisted of the following:
	December 31,
	2020	2019
Term Loan	$3,423	$4,722
Dutch Landlord Loan	163	182
Convertible Promissory Notes	5,000	5,000
PPP Loan	1,982	—
	10,568	9,904
Less: current portion	(8,332)	(6,333)
Long-term debt	$2,236	$3,571
Term Loan
On October 29, 2018, the Company entered into a loan and security agreement (the “Term Loan”) for the principal sum of $5,000 with a maturity date of October 29, 2022. The Term Loan requires interest-only payments until October 29, 2019, followed by monthly payments of principal and interest. Interest is payable at a rate equal to the prime rate, plus 0.25% per annum. As of December 31, 2020 and 2019, the interest rate was 3.50% and 5.50%, respectively. In connection with the Term Loan, the bank is due a $75 fee in the event of a liquidity event valuing the Company above a certain threshold.
A liquidity event has not occurred as of December 31, 2020, therefore, the success fee has not been accrued or paid. The Term Loan is collateralized by substantially all assets of Company, excluding intellectual property, and requires certain financial and non-financial covenants which include, but are not limited to delivering audited financial statements to the lender within 180 days after year-end and delivering unaudited financial statements within 30 days after each month end, cash account minimums, minimum cumulative revenue covenants and restrictions on capital expenditures. The Company was in compliance with these covenants at December 31, 2020. Interest expense totaled $162 and $280 for the year ended December 31, 2020 and 2019, respectively.
Dutch Landlord Loan
On May 12, 2014, the Company entered into a loan agreement with its landlord at the Eindhoven factory to advance €242 (equivalent to $297 and $330 in total at December 31, 2020 and 2019, respectively) to finance leasehold improvements (the “Dutch Landlord Loan”). The Dutch Landlord Loan is unsecured and required interest-only payments until September 30, 2016, followed by monthly payments of principal and interest. Interest accrues at 8.50% per annum through the maturity date on September 30, 2024. Interest expense totaled $19 for the years ended December 31, 2020 and 2019, respectively.
Convertible Promissory Notes
On June 19, 2019, the Company entered into note purchase agreements (the “Convertible Promissory Notes”) with certain stockholders of the Company for the aggregate principal sum of $5,000. The Convertible Promissory Notes bear interest at a rate of 8% per annum with all principal and interest due on or before the earlier of (i) December 19, 2020; and (ii) the closing of a Qualified Equity Financing, as defined below. The Convertible Promissory Notes are automatically converted into conversion shares upon the closing of a Qualified Equity Financing. Qualified Equity Financing is defined as the next sale by the Company of preferred stock following the date of the Convertible Promissory Notes on or prior to the maturity date with the principal purpose of raising capital. In the event there is a non-Qualified Equity Financing, the outstanding

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
principal and unpaid accrued interest of each note may be converted, at the written election of the holders of the Convertible Promissory Notes, into conversion shares. Non-Qualified Equity Financing shall mean the next sale by the Company of its equity following the date of the Convertible Promissory Notes on or prior to the maturity date with the principal purpose of raising capital which is not a Qualified Equity Financing. If the next equity financing or a corporate transaction has not occurred on or before the maturity date of the Convertible Promissory Notes, the principal and unpaid accrued interest of each outstanding note may be converted, at the written election of each holder of the Convertible Promissory Notes, into conversion shares on the date of such written election. The number of conversion shares to be issued upon conversion shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due on a Convertible Promissory Note to be converted on the date of the conversion by (ii) the Conversion Price. The conversion price is defined as the Discounted Conversion Price, which is 70% of the next equity price per share. The Convertible Promissory Notes are subordinated in right of payment to all indebtedness of the Company arising under the Term Loan. At inception, the terms of the notes gave rise to a contingent beneficial conversion feature.
On December 14, 2020, the Company executed an amendment to the Convertible Promissory Notes that extended the maturity date to June 19, 2021. All other relevant terms and conditions of the Convertible Promissory Notes remain binding.
Interest expense totaled $400 and $220 for the year ended December 31, 2020 and 2019, respectively.
Paycheck Protection Program Loan
On May 4, 2020, the Company received an unsecured $1,982 loan under the Paycheck Protection Program (the “PPP Loan”). The Paycheck Protection Program (or “PPP”) was established under the recently enacted CARES Act and is administered by the U.S. Small Business Administration (“SBA”). On May 4, 2020, the Company entered into a promissory note with Pacific Western Bank evidencing the unsecured PPP Loan.
The PPP Loan has a maturity date of May 4, 2022 and accrues interest at an annual rate of 1.00%. To the extent the loan amount is not forgiven under the PPP, the Company is obligated to make monthly payments of principal and interest, beginning six months from the date of the note, until the maturity date. In October 2020, the PPP Flexibility Act of 2020 extended the deferral period for borrower payments on all PPP loans from six months to ten months.
The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. Under the PPP, the Company may apply for and be granted forgiveness for all or part of the PPP Loan. The amount of the loan proceeds eligible for forgiveness is based on a formula that takes into account a number of factors, including the amount of loan proceeds used by the Company during the eight-week period after the loan origination for certain purposes including payroll costs, and certain rent payments, mortgage payments, and utility payments, provided that at least 75% of the loan amount is used for eligible payroll costs. Subject to the other requirements and limitations on loan forgiveness, only loan proceeds spent on payroll and other eligible costs during the covered eight-week period will qualify for forgiveness. The Company intends to use the entire PPP Loan amount for qualifying expense, however, no assurance can be provided that the Company will obtain forgiveness of the PPP loan in whole or in part.
As of December 31, 2020, the PPP Loan remains outstanding in full, however the Company has applied for forbearance on the loan balance and expects to receive forbearance of the full principal amount based on the terms of the PPP Loan.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Future minimum payments of principal under debt obligations were as follows as of December 31, 2020:
2021	$8,332
2022	2,152
2023	44
2024	40
Total	$10,568
Note 10.   Stockholders’ Equity
Convertible Preferred Stock
Preferred stock consisted of the following as of each balance sheet date:
	December 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Liquidation Preference	Conversion Price	Common Stock Issuable Upon Conversion
Series A-1	4,999,900	—	$—	$1.0000	—
Series A-2	5,000,000	3,000,667	2,251	$1.0000	3,000,667
Series B	3,044,939	1,809,751	2,262	$1.6667	1,809,751
Series B-1	2,405,620	2,174,591	4,232	$2.5946	2,174,591
Series C	8,768,097	4,973,101	12,804	$3.4329	4,973,101
Series D	6,560,933	3,965,857	15,641	$5.2584	3,965,857
Series E	10,862,353	6,655,728	23,201	$3.4858	6,655,728
	41,641,842	22,579,695	$60,391		22,579,695
	December 31, 2019
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Liquidation Preference	Conversion Price	Common Stock Issuable Upon Conversion
Series A-1	4,999,900	—	$—	$1.0000	—
Series A-2	5,000,000	3,000,667	2,251	$1.0000	3,000,667
Series B	3,044,939	1,809,751	2,262	$1.6667	1,809,751
Series B-1	2,405,620	2,174,591	4,232	$2.5946	2,174,591
Series C	8,768,097	4,973,101	12,804	$3.4329	4,973,101
Series D	6,560,933	3,965,857	15,641	$5.2584	3,965,857
Series E	10,862,353	6,655,728	23,201	$3.4858	6,655,728
	41,641,842	22,579,695	$60,391		22,579,695
The holders of the convertible preferred stock have the following rights and preferences:
Voting
The holders of the Series A-1, A-2, B, B-1, C, D, and E Preferred Stock (the “Preferred Stock”) are entitled to vote, on an as converted basis, together with the holders of common stock, on all matters submitted to stockholders for a vote. The holders of Preferred Stock also have separate voting rights on certain matters. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible at the time of such vote.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Conversion
Each share of convertible preferred stock is convertible at any time into a number of common shares as determined by dividing the original issue price for the relevant series by the conversion price. Conversion is automatic upon the earlier of i) the sale of common stock in a firm commitment underwritten public offering in which the aggregate gross proceeds raised is at least $75,000 or ii) upon written request from the holders of a majority of the then-outstanding shares of Preferred Stock.
Dividends
The holders of shares of Series B-1, C, D and E Preferred Stock shall be entitled to receive dividends which accrue daily at an annual rate of $0.2076, $0.2746, $0.4207, and $0.2789 per share, respectively, and are non-cumulative. The Company has no obligation to pay such dividends except when and if declared by the Board of Directors. As of December 31, 2020 and 2019, no dividends have been declared.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company, first the holders of the Series E Preferred Stock will receive distributions at a price of $3.4858 per share, plus any declared but unpaid dividends. Upon payment in full to the holders of Series E Preferred Stock, the holders of the Series A-2, B, B-1, C, and D Preferred Stock will receive distributions at a price of $0.75, $1.25, $1.9460, $2.5747, and $3.9438 per share, respectively, plus any declared but unpaid dividends, with the holders of Series E Preferred Stock entitled to participate alongside these distributions based upon a fixed percentage. After payment to the holders of the Preferred Stock, remaining assets will be distributed pro rata among the holders of the common stock.
Preferred Stock Warrants
On March 8, 2013, the Company issued warrants to purchase a total of 23,125 shares of Series B-1 Preferred Stock. The warrants have an exercise price of $2.5946 per share and are exercisable for ten years from the date of grant. As of December 31, 2020 and 2019, 23,125 of the warrants remained outstanding.
On June 30, 2017, in connection with executing a loan agreement, the Company issued warrants to purchase a total of 57,051 shares of Series D Preferred Stock. The warrants have an exercise price of $5.2584 per share and are exercisable for ten years from the date of grant. As of December 31, 2020 and 2019, 57,051 of the warrants remained outstanding.
Common Stock
For the years ended December 31, 2020 and 2019, certain option holders exercised their rights under the stock-based compensation plan and were issued 317,139 and 94,346 shares of common stock for total proceeds of $86 and $33, respectively.
Common Warrants
On December 18, 2013, in connection with executing a loan agreement, the Company issued warrants to purchase 40,000 shares of common stock. The warrants have an exercise price of $1.25 per share and have an expiration date of December 18, 2023. As of December 31, 2020 and 2019, 40,000 of the warrants remained outstanding.
On February 3, 2014, in connection with executing a lease agreement, the Company issued warrants to purchase 248,000 shares of common stock. The warrants have an exercise price of $1.25 per share and shall expire upon the latest to occur i) seven years from the original issuance date or ii) five years from the effective date of an initial public offering. As of December 31, 2020 and 2019, 248,000 of the warrants remained outstanding.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
On April 22, 2015, in connection to an amended loan agreement, the Company issued warrants to purchase 13,750 shares of common stock. The warrants have an exercise price of $1.70 per share and have an expiration date of April 22, 2025. As of December 31, 2020 and 2019, 13,750 of the warrants remained outstanding.
Note 11.   Stock-Based Compensation
On August 23, 2010, the 2010 Stock Plan (the “Plan”) was adopted which provides for the grant of statutory and non-statutory stock options to employees, outside directors and consultants of the Company. The maximum number of shares of common stock that may be issued over the term of the Plan shall not exceed 16,942,546 shares. Accordingly, the Company has reserved a sufficient number of shares of common stock to permit the exercise of options in accordance with the terms of the Plan. The term of each award under the Plan shall be no more than ten years from the date of grant thereof and generally vest according to a four year vesting schedule. Certain executives are party to offer letters that provide for accelerated vesting following a termination without cause or resignation for good reason, in each case within one year of a change in control of the Company. The Company’s Board of Directors is responsible for administration of the Plan and has the sole discretion to determine which grantees will be granted awards and the terms and conditions of the awards granted.
During the years ended December 31, 2020 and 2019, the Company granted options to purchase 2,251,449 and 1,814,392 shares of common stock at an exercise price ranging from $0.28 to $0.37 per share, respectively. These options shall vest over four year period and have expirations dates of ten years. In connection with issuances under the Plan, the Company recorded stock compensation expense of $721 and $740, respectively, which is included in selling, general and administrative expense for the years ended December 31, 2020 and 2019. The weighted-average grant-date fair value per stock option granted during the years ended December 31, 2020 and 2019 was $0.18, respectively. As of December 31, 2020 and 2019, approximately $940 and $1,429 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the weighted average period of 1.26 years.
The Company accounts for share-based payments pursuant to ASC 718, Stock Compensation and, accordingly, the Company records stock compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options using the Black-Scholes option pricing model. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company’s stock price and expected dividends. The Company generally recognizes stock compensation expense on the grant date and over the period of vesting or period that services will be provided.
The following table summarizes the assumptions used to determine the fair value of the stock-based compensation:
	Year Ended December 31,
	2020	2019
Expected term (in years)	6	6
Expected volatility	51.12%	49.74%
Risk-free interest rate	0.37% – 1.46%	1.64% – 2.61%
Dividend yield	—%	—%
Expected volatility is based on average historical volatilities for public companies in similar industries over the expected term of the option. The expected term of the options represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
The following summarizes the Company’s stock option plan and the activity:
	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2019	6,679,080	$0.46	6.35	$136
Granted	1,814,392	$0.37	—
Forfeited	(848,494)	$0.40	—
Exercised	(94,346)	$0.35	—
Outstanding at December 31, 2019	7,550,632	$0.44	6.77	$190
Granted	2,251,449	$0.37	—
Forfeited	(1,237,602)	$0.39	—
Exercised	(317,139)	$0.27	—
Outstanding at December 31, 2020	8,247,340	$0.44	6.72	$8
Exercisable at December 31, 2020	4,936,601	$0.49	5.40	$8
The Company issued 317,139 and 94,346 shares of common stock for options exercised for the years ended December 31, 2020 and 2019, respectively.
Note 12.   Income Taxes
The provision for income taxes consists of the following:
	Year Ended December 31,
	2020	2019
Income tax provision:
Non-US	$(29)	$102
Federal	$—	—
State	$0	—
Provision for income taxes	$(29)	$102
A reconciliation of the income tax expense calculated using the applicable federal statutory rate to the Company’s actual income tax expense is as follows:
	December 31,
	2020	2019
Federal statutory income tax rate	21.00%	21.00%
State and local income taxes, net of federal benefit	1.74%	2.59%
Nondeductible expenses	(5.12)%	(2.84)%
Change in state tax rates	(5.38)%	0.70%
Change in valuation allowance	(12.34)%	(17.41)%
True-up adjustments	2.16%	(2.30)%
Foreign rate differential	(1.17)%	—%
	0.89%	1.74%

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and tax liabilities are as follows:
	December 31,
	2020	2019
Deferred tax assets:
Accrued expense	$46	$34
Deferred rent	—	69
Sec. 263(a)	17	14
Stock compensation	131	131
ASC 842 – Right of use lease liability	51	—
Fixed assets	168	63
Net operating losses	21,965	21,684
Tax credits	893	893
Other	19	9
Less: valuation allowance	(23,290)	(22,897)
Total deferred tax assets	$—	$—
The valuation allowance for deferred tax assets increased by $393 to $23,290 in 2020. In determining the carrying value of our deferred tax assets, the Company evaluated all available evidence that led to a conclusion that based upon the more-likely-than-not standard of the accounting literature, these deferred tax assets were unrecoverable. The valuation allowance has no impact on the Company’s net operating loss (“NOL”) position for tax purposes, and if the Company generates taxable income in future periods, it will be able to use the NOLs to offset taxes due at that time.
As of December 31, 2020, the Company had federal net operating loss carryforwards of approximately $90,684, $71,921 of which, if not utilized, expire by 2038. Federal net operating loss carryforwards totaling approximately $18,763 can be carried forward indefinitely. In addition, the Company has state net operating loss carryforwards of approximately $94,199, with varying expiration dates as determined by each state; some of which may be indefinite lived. Internal Revenue Code of 1986 Section 382 (“Section 382”) and Section 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in losses, against future U.S. taxable income in the event of a change of ownership. These carryforwards are not subject to limitation by Section 382 and are all expected to be available to offset future U.S. taxable income.
On March 27, 2020, the President signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, eliminates the taxable income limit for certain net operating losses (“NOL) and allows businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspends the excess business loss rules, accelerates refunds of previously generated corporate alternative minimum tax credits, generally loosens the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The provisions of the CARES Act did not have a significant impact on the Company’s income tax provision, taxes payable, or deferred tax accounts as of December 31, 2020.
Note 13.   Significant Concentrations
One customer accounted for approximately 21% and 16% of revenue for the years ended December 31, 2020 and 2019, respectively. No other customers represented more than 10% of revenue for the years ended December 31, 2020 and 2019.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(in thousands, except share and per share amounts)
As of December 31, 2020, two customers accounted for approximately 32% and 10% of accounts receivable. As of December 31, 2019, two customers accounted for approximately 41% and 14% of accounts receivable. No other customers represented more than 10% of outstanding accounts receivable as of December 31, 2020 and 2019.
As of December 31, 2020, five vendors accounted for approximately 18%, 15%, 15%, 11%, and 10% of accounts payable. As of December 31, 2019, three vendors accounted for approximately 15%, 11%, and 10% of accounts payable. No other vendors represented more than 10% of outstanding accounts payable balance as of December 31, 2020 and 2019.
Note 14.   Related Party Transactions
During 2012, the Company signed a $175 promissory note with an officer of the Company, bearing interest equal to the greater of (a) 0.88% per annum or (b) the mid-term Applicable Federal Rate under Section 1274(d) of the Internal Revenue Code in effect during the time the note is outstanding. Interest rates for the years ended December 31, 2020 and 2019 were 0.78% and 2.14%, respectively. On August 25, 2017, the Company and the officer amended the terms of the promissory to extend the maturity date to August 10, 2020. On July 28, 2020, the Company and the officer again amended the terms of the promissory note to extend the maturity date such that the remainder of the principal and accrued interest be due and payable on August 10, 2021. The promissory note is secured by the assets of the borrower. The aggregate principal balance and accrued interest due as of December 31, 2020 and 2019 is $151 and $200, respectively. For the years ended December 31, 2020 and 2019, interest earned by the Company amounted to $1 and $4, respectively.
Note 15.   Subsequent Events
The Company has evaluated all known subsequent events through March 15, 2021, which is the date these consolidated financial statements were available to be issued, and has determined that no subsequent events have occurred requiring recognition or disclosure in these consolidated financial statements.

Shapeways, Inc. and Subsidiary
Consolidated Balance Sheets
(in thousands, except share and per share amounts)
	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$7,032	$8,564
Restricted cash	145	145
Accounts receivable	893	185
Inventory	671	727
Promissory note due from related party	151	151
Prepaid expenses and other current assets	2,463	1,910
Total current assets	11,355	11,682
Property and equipment, net	940	948
Right-of-use assets, net	1,250	2,102
Goodwill	1,835	1,835
Security deposits	175	175
Total assets	$15,555	$16,742
Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,585	$1,633
Accrued expenses and other liabilities	3,668	3,319
Current portion of long-term debt	6,906	8,332
Operating lease liabilities, current	611	1,222
Deferred revenue	719	753
Total current liabilities	13,489	15,259
Operating lease liabilities, net of current portion	823	1,094
Long-term debt	1,201	2,236
Total liabilities	15,513	18,589
Commitments and contingencies
Stockholders’ equity (deficit)
Convertible preferred stock ($0.0001 par value; 41,641,842 shares authorized; 22,579,695 shares issued and outstanding as of March 31, 2021 and December 31, 2020; aggregate liquidation preference of $60,391 as of March 31, 2021 and December 31, 2020)	2	2
Common stock ($0.0001 par value; 60,668,172 shares authorized; 16,211,567 and 15,894,428 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively)	2	2
Additional paid-in capital	113,183	112,993
Accumulated deficit	(112,859)	(114,567)
Accumulated other comprehensive loss	(286)	(277)
Total stockholders’ equity (deficit)	42	(1,847)
Total liabilities and stockholders’ equity (deficit)	$15,555	$16,742
The accompanying notes are an integral part of these reviewed consolidated financial statements.

Shapeways, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(in thousands, except share and per share amounts)
	Quarter Ended March 31,
	2021	2020
Revenue, net	$8,789	$7,883
Cost of revenue	4,660	4,716
Gross profit	4,129	3,167
Operating expenses
Selling, general and administrative	2,999	2,923
Research and development	1,310	1,482
Amortization and depreciation	34	39
Total operating expenses	4,343	4,444
Loss from operations	(214)	(1,277)
Other income (expense)
Debt forgiveness	2,000	—
Interest expense	(151)	(160)
Total other income (expense), net	1,849	(160)
Income (loss) before income tax (benefit) expense	1,635	(1,437)
Income tax (benefit) expense	(73)	—
Net income (loss)	1,708	(1,437)
Other comprehensive income (loss)
Foreign currency translation adjustment	(9)	(9)
Comprehensive income (loss)	$1,699	$(1,446)
Income (loss) per common share:
Basic and diluted	$0.08	$(0.07)
Weighted average common shares outstanding:
Basic and diluted	21,333,583	20,598,171
The accompanying notes are an integral part of these reviewed consolidated financial statements.

Shapeways, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(Unaudited)
(in thousands, except share and per share amounts)
	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	16,211,567	$2	22,579,695	$2	$112,993	$(114,567)	$(277)	$(1,847)
Issuance of common stock resulting from exercise of stock options	43,287	—	—	—	16	—	—	16
Stock-based compensation expense	—	—	—	—	174	—	—	174
Net income	—	—	—	—	—	1,708	—	1,708
Foreign currency translation	—	—	—	—	—	—	(9)	(9)
Balance at March 31, 2021	16,254,854	$2	22,579,695	$2	$113,183	$(112,859)	$(286)	$42
	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	15,894,428	$2	22,579,695	$2	$112,186	$(111,399)	$(360)	$431
Issuance of common stock resulting from exercise of stock options	1,200	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	171	—	—	171
Net loss	—	—	—	—	—	(1,435)		(1,435)
Foreign currency translation	—	—	—	—	—	—	(61)	(61)
Balance at March 31, 2020	15,895,628	$2	22,579,695	$2	$112,357	$(112,834)	$(421)	$(894)
The accompanying notes are an integral part of these reviewed consolidated financial statements.

Shapeways, Inc. and Subsidiary
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands, except share and per share amounts)
	Quarter Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$1,708	$(1,435)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	141	133
Stock-based compensation expense	174	171
Non-cash lease expense	845	497
Non-cash debt forgiveness	(2,000)	—
Change in operating assets and liabilities:
Accounts receivable	(708)	(518)
Inventory	50	(130)
Prepaid expenses and other assets	(558)	31
Accounts payable	(35)	(868)
Accrued expenses and other liabilities	353	634
Lease liabilities	(874)	(525)
Deferred revenue	(36)	214
Deferred rent	—	(283)
Net cash used in operating activities	(940)	(2,079)
Cash flows from investing activities:
Proceeds from sales of property and equipment	—	10
Purchases of property and equipment	(136)	(4)
Net cash (used in) provided by investing activities	(136)	6
Cash flows from financing activities:
Principal payments on capital leases	—	(16)
Proceeds from issuance of common stock	16	—
Repayments of loans payable	(460)	(428)
Net cash used in financing activities	(444)	(444)
Net change in cash and cash equivalents and restricted cash	$(1,520)	$(2,517)
Effect of change in foreign currency exchange rates on cash and cash equivalents and restricted cash	$(12)	$(72)
Cash and cash equivalents and restricted cash at beginning of quarter	8,709	9,605
Cash and cash equivalents and restricted cash at end of quarter	$7,177	$7,016
Supplemental disclosure of cash and non-cash transactions:
Cash paid for interest	$33	$60
The accompanying notes are an integral part of these reviewed consolidated financial statements.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Note 1.   Organization
Shapeways, Inc. (“Shapeways” or the “Parent”) was incorporated in Delaware on July 28, 2010, and facilitates the sale, design and manufacturing of 3D printed items. The Shapeways website provides a service for 3D designers to upload and print their models enabling them to turn their digital creations into physical products. The Shapeways website also provides a marketplace, which connects designers who wish to share and sell their products with individuals who want to order a wide range of personalized, custom-made items which include (but are not limited to) jewelry, household items and art. Upon purchase by the individual, the 3D printed items are manufactured by Shapeways in-house, or, in certain circumstances, are outsourced to third-party manufacturers. Shapeways also operates through its wholly-owned subsidiary, Shapeways BV, which was incorporated in the Netherlands on December 10, 2008. Shapeways, Inc. and Shapeways BV (collectively, the “Company”) manufacture products for customers located in the United States, Europe and other countries around the world.
Note 2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The consolidated financial statements include the accounts of Shapeways, Inc. and its wholly owned subsidiary, Shapeways BV. All intercompany accounts and transactions have been eliminated in consolidation.
The accompanying unaudited consolidated interim financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information. The unaudited interim consolidated financial statements furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited consolidated interim financial statements should be read along with the Audited Consolidated Financial Statements for the year ended December 31, 2020 and 2019, respectively.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The Company has considered information available to it as of the date of issuance of these consolidated financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgements, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, goodwill and other long-lived assets, and revenue recognition. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates.
Going Concern Uncertainty
On an annual basis, as required by ASC Topic 205, Presentation of Financial Statements — Going Concern, the Company performs an evaluation to determine whether there are conditions or events (known

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
and reasonably knowable), considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
The Company’s operations are subject to certain risks and uncertainties, including but not limited to those associated with the Company’s limited operating history, expected continuing losses and negative cash flows from operations, managing growth and expansion, and the overall economy.
The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception, as well as negative cash flows from operations for the quarters ended March 31, 2021 and 2020. The Company has funded its activities primarily through equity financing and expects to continue to incur net losses and use cash in operations for the foreseeable future.
The Company believes that its current cash and cash equivalents will be sufficient to meet its working capital needs for the next twelve months following the issuance date of these consolidated financial statements. The Company’s ability to transition to more profitable operations is dependent upon achieving a level of revenue adequate to support its evolving cost structure. If events or circumstances occur such that the Company does not meet its operating plan as expected, the Company will be required to reduce corporate overhead or other operating expenses which could have an adverse impact on its ability to achieve intended business objectives or obtain additional financing. There can be no assurance that the Company will be successful in implementing its business objectives, however, management believes that external sources of funding are available.
Functional Currency
The local currency is the functional currency for Shapeways BV’s operations outside the United States. Assets and liabilities of these operations are translated into U.S. Dollars at the exchange rate in effect at the end of each period. Income statement accounts are translated at the average exchange rate prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive loss within stockholders’ equity (deficit). Gains and losses from foreign currency transactions are included in net loss for the period.
Cash, Cash Equivalents and Restricted Cash
Cash includes cash on hand and demand deposits. The Company maintains its deposits at high quality financial institutions and monitors the credit ratings of those institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. While cash held by financial institutions may at times exceed federally insured limits, the Company believes that no material credit or market risk exposure exists due to the high quality of the institutions. The Company has not experienced any losses on such accounts. Restricted cash represents cash required to be held as collateral for the Company’s credit cards. Accordingly, these balances contain restrictions as to their availability and usage and are classified as restricted cash in the consolidated balance sheets.
The reconciliation of cash, cash equivalents and restricted cash reported within the applicable consolidated balance sheet that sum to the total of the same such amount shown in the consolidated statements of cash flows is as follows:
	March 31, 2021	December 31, 2020
Cash and cash equivalents	$7,032	$8,564
Restricted cash	145	145
	$7,177	$8,709

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are generally unsecured as they are uncollateralized. The Company provides an allowance for doubtful accounts to reduce receivables to their estimated net realizable value. Judgement is exercised in establishing allowances and estimates are based on the customers’ payment history and liquidity. Any amounts that were previously recognized as revenue and subsequently determined to be uncollectible are charged to bad debt expense included in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss. Given the nature and historical collectability of the Company’s accounts receivable, an allowance for doubtful accounts was not deemed necessary at March 31, 2021 and December 31, 2020.
Inventory
Inventory consists of raw materials, work in progress and finished goods at the Company’s distribution center. Raw materials are stated at the lower of cost or net realizable value, determined by the first-in-first-out method. Finished goods and work in progress are valued using a methodology to determine the cost of each 3D printed object using allocations for material, labor, machine time and overhead. The Company periodically reviews its inventory for slow-moving, damaged and discontinued items and provides allowances to reduce such items identified to their recoverable amounts. As of March 31, 2021 and December 31, 2020, the Company determined an allowance was not deemed necessary.
Property and Equipment, net
Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings. Depreciation is recognized using the straight-line method in amounts considered to be sufficient to allocate the cost of the assets to operations over the estimated useful lives or lease terms, as follows:
Asset Category	Depreciable Life
Machinery and equipment	5 years
Computers and IT equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	**

**
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Long-Lived Assets, Including Definite-Lived Intangible Assets
Intangible assets, which consist of technology, customer relationships, and trademarks, are stated at cost less accumulated amortization. Amortization is generally recorded on a straight-line basis over estimated useful lives ranging from three to eight years. The Company periodically reviews the estimated useful lives of intangible assets and adjusts when events indicate that a shorter life is appropriate. In accordance with authoritative accounting guidance, capitalization of costs to develop software begin when preliminary development efforts are successfully and completed. Costs related to the design or maintenance of internal-use software are expensed as incurred.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Long-lived assets, other than goodwill and other indefinite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.
Factors that the Company considers in deciding when to perform an impairment review include significant changes in the Company’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes, or planned changes in the Company’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset with the related impairment charge recognized within the statements of operations and comprehensive loss. No impairment charges were recorded for the periods ended March 31, 2021 and December 31, 2020.
Goodwill
Goodwill, which represents the excess of purchase prices over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test. Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.
Under the authoritative guidance issued by the FASB, the Company has the option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the goodwill impairment test is performed. Impairment tests are performed, at a minimum, in the fourth quarter of each year. Management uses the future discounted cash flows valuation approach to determine the fair value of reporting units and determines whether the fair value of reporting units exceeded its carrying amounts. If the fair value is less than the carrying amount, management allocates the fair value of the reporting units to the assets and liabilities with the unallocated fair value representing an implied fair value of goodwill which is then compared to the carrying amount of goodwill. The impairment review requires management to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates and discount rates. The judgments made in determining the projected cash flows used to estimate the fair value can materially impact the Company’s financial condition and results of operations. There was no impairment of goodwill as of March 31, 2021 or December 31, 2020.
Fair Value Measurements
The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:
Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.
The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable, accrued expenses, and deferred revenue approximate fair value due to their short-term nature. As of March 31, 2021 and December 31, 2020, the carrying amounts of the Company’s debt and operating lease liabilities approximated its fair value, as the obligation bears interest at rates currently available for debt with similar maturities and collateral requirements.
Revenue Recognition
On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method with respect to all non-completed contracts. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes nearly all existing revenue recognition guidance, including industry-specific guidance.
The new guidance is based on the principle that an entity should recognize revenue to depict the transfer of products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The new guidance also requires added disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgment and changes in judgments and assets recognized from costs incurred to fulfill a contract. The adoption of ASC 606 did not have a material effect on the Company’s financial position, results of operations, or internal controls over financial reporting.
Revenue is primarily derived from two primary sources: a) direct sales of 3D printed products to customers and b) marketplace sales of 3D printed products from shop owners.
The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the products or services it transfers to the customer. These contracts have different terms based on the scope, performance obligations, and complexity of the project, which often requires us to make judgments and estimates in recognizing revenues.
Performance obligations are satisfied both at a point of time and over time. All revenues are recognized based on the satisfaction of the performance obligation to date (See Note 3).

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Stock-based Compensation
The Company recognizes stock-based compensation expense for all options and other arrangements within the scope of ASC 718, Stock Compensation. Stock-based compensation expense is measured at the date of grant, based on the fair value of the award, and is recognized using the straight-line method over the employee’s requisite service period. Compensation for stock-based awards with vesting conditions other than service are recognized at the time that those conditions will be achieved. Forfeitures are recognized as they are incurred.
Research and Development Costs
Research and development expenses consist primarily of allocated personnel costs, fees paid to consultants and outside service providers, and allocations for rent and overhead. Research and development costs were $1,310 and $1,482 for the quarters ended March 31, 2021 and 2020, respectively.
Advertising
Advertising costs are expensed as incurred. Advertising costs were $144 and $97 for the quarters ended March 31, 2021 and 2020, respectively, which are included in selling, general and administrative expense on the consolidated statements of operations and comprehensive income.
Income Taxes
The Company files consolidated income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Where applicable, the Company records a valuation allowance to reduce any deferred tax assets that it determines will not be realizable in the future.
The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. These tax benefits are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. Although the Company believes that is has adequately reserved for uncertain tax positions (including interest and penalties), it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustments to these reserves in accordance with the income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made, and could have a material impact on the Company’s financial condition and operating results. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.
Income (Loss) per Share
In accordance with the provisions of ASC 260, “Earnings Per Share”, net loss per common share is computed by dividing net loss by the weighted-average shares of common stock outstanding during the period. During a loss period, the effect of the potential exercise of stock options and convertible debt are not considered in the diluted loss per common share calculation since the effect would be anti-dilutive. The results of operations were a net income the quarter ended March 31, 2021 and a net loss for the quarter ended March 31, 2020. Therefore, the basic and diluted weighted-average shares of common stock outstanding were

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
the same for all periods. The anti-dilutive shares of common stock outstanding for the quarters ended March 31, 2021 and 2020 were as follows:
	Quarter Ended March 31,
	2021	2020
Potentially dilutive securities:
Convertible Series A-2 Preferred Stock	3,000,667	3,000,667
Convertible Series B Preferred Stock	1,809,751	1,809,751
Convertible Series B-1 Preferred Stock	2,174,591	2,174,591
Convertible Series C Preferred Stock	4,973,101	4,973,101
Convertible Series D Preferred Stock	3,965,857	3,965,857
Convertible Series E Preferred Stock	6,655,728	6,655,728
Warrants	381,926	381,926
Convertible Promissory Notes	1,610,024	1,495,273
Included in income per common share are 5,117,690 and 4,703,550 shares of options due to their nominal exercise prices as of March 31, 2021 and 2020, respectively.
Segment Information
The Company has determined that it operates and reports in one segment, which focuses on providing additive manufacturing of 3D printing services to customers. The Company’s operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer.
Recent Accounting Pronouncements
Accounting Pronouncements Recently Adopted
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition, and most industry-specific guidance included in the ASC. The standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. It also provides guidance on accounting for costs incurred to obtain or fulfill contracts with customers and establishes disclosure requirements which are more extensive than those required under prior U.S. GAAP. The Company adopted Topic 606 on January 1, 2019 and elected the modified retrospective transition method of adoption using the completed contract practical expedient. The Company performed an assessment of its contracts with customers and did not identify any significant changes to the timing or amount of its revenue recognition under Topic 606 compared to prior U.S. GAAP. There was no material impact to the consolidated financial statements as of and for the quarters ended March 31, 2020 and 2020 as a result of applying the new guidance.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes the current accounting for leases and while retaining two distinct types of leases, finance and operating, (i) requires lessees to record a right of use asset and a related liability for the rights and obligations associated with a lease, regardless of lease classification, and recognize lease expense in a manner similar to current accounting, (ii) eliminates most real estate specific lease provisions, and (iii) aligns many of the underlying lessor model principles with those in the new revenue standard. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
The Company adopted ASU 2016-02 effective January 1, 2020 using a modified retrospective approach. In connection with the adoption, the Company will elect to utilize the modified retrospective presentation whereby the Company will continue to present prior periods and disclosures under ASC 840. In addition, the Company elected the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. Further, the Company will adopt a short-term lease exception policy, permitting the Company to not apply the recognition requirements of this standard to short-term leases (i.e. leases with terms of 12 months or less) and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets. On January 1, 2020, the Company recorded lease liabilities of $4,313 and corresponding right-of-use assets of $4,116 based on the present value of the remaining minimum rental payments for leases existing upon adoption of the new lease standard.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosures, such as the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and adds new disclosure requirements for Level 3 measurements. The Company adopted ASU 2018-13 effective January 1, 2020. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Accounting for Credit Losses (Topic 326), which requires the use of an “expected loss” model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. Update No. 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.
In August 2018, the FASB issued ASC Update No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The standard is effective for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.
In December 2019, the FASB issued ASC Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The purpose of Update No. 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in Update No. 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, Update No. 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. Update No. 2019-12 is effective for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the standard will have on its consolidated financial statements.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt — Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.
Note 3.   Revenue Recognition
Under ASC 606, revenue is recognized throughout the life of the executed agreement. The Company measures revenue based on consideration specified in a contract with a customer. Furthermore, the Company recognizes revenue when a performance obligation is satisfied by transferring control of the product or service to the customer which could occur over time or at a point in time.
A performance obligation is a promise in a contract to transfer a distinct service to the customer. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation. Customers typically receive the benefit of the Company’s services as (or when) they are performed. Substantially all customer contracts provide that compensation is received for services performed to date. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer, are excluded from revenue.
Nature of Products and Services
The following is a description of the Company’s products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each:
Direct sales
The Company provides customers with a 3D printing service, allowing for the customer to select the specifications of the model which they wish to have printed. Shapeways prints the 3D model and ships the product directly to the customer.
The Company recognizes the sale of shop owner products through their e-commerce website over time using the output method. Contracts involving the sale of shop owner products through their e-commerce website do not include other performance obligations. As such, allocation of the transaction price was not necessary as the entire contract price is attributed to the sole performance obligation identified.
Marketplace sales
The Company provides a platform for shop owners to sell their products to customers through Shapeways’ marketplace website. Shapeways receives a 3.5% markup fee from the shop owner upon the sale of any products through the marketplace.
The Company handles the financial transaction, manufacturing, distribution and customer service on behalf of the shop owners. The Company is responsible for billing the customer in this arrangement and transmitting the applicable fees to the shop owner. The Company assessed whether it is responsible for providing the actual product or service as a principal, or for arranging for the product or service to be provided

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
by the third party as an agent. Judgment is applied to determine whether the Company is the principal or the agent by evaluating whether it has control of the product or service prior to it being transferred to the customer. The principal versus agent assessment is performed at the performance obligation level. Indicators that the Company has considered include whether it has the primary responsibility for fulfilling the promise to provide the specified product or service to the customer and whether it has inventory risk prior to transferring the product or service to the customer. The Company has the responsibility to fulfill the promise to provide the specific good or service on behalf of the shop owners to the customer. In addition, the Company has inventory risk before the specific good or service is transferred to a customer. As such, the Company is deemed the principal and shall recognize revenue on a gross basis for the price it charges to the shop owner for each product or service.
The Company recognizes the sale of 3D products to customers at a point in time, specifically upon shipping the goods to the customer (FOB Origin) given the transfer of significant risks and rewards of ownership at that point in time. Contracts involving the manufacturing and delivery of 3D printed products to customers do not include other performance obligations. As such, allocation of the transaction price was not necessary as the entire contract price is attributed to the sole performance obligation identified.
Software revenue
The Company provides additional services, such as the development and implementation of co-branded websites to certain customers, ongoing maintenance and operational assistance of such websites, and advertising for such websites on the Shapeways website.
For contracts including performance obligations classified as software revenue, the Company identified that each performance obligation has an explicitly stated standalone selling price. As such, allocation is not necessary as the prices included in the contract are attributed to each separate performance obligation.
The following table presents our revenues disaggregated by revenue discipline:
	Quarter Ended March 31,
	2021	2020
Major products/service lines:
Direct sales	$6,420	$5,988
Marketplace sales	2,336	1,873
Software	33	22
Total revenue	$8,789	$7,883
Timing of revenue recognition:
Products transferred at a point in time	$2,336	$1,873
Products and services transferred over time	6,453	6,010
Total revenue	$8,789	$7,883
Deferred Revenues
The Company records deferred revenues when cash payments are received in advance of performance. The decrease in deferred revenues for the quarter ended March 31, 2021 is primarily driven by an decrease in orders at the end of the quarter which were not yet shipped as the end of the quarter comparison to the prior year.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
The deferred revenue activity for the quarters ended March 31, 2021 and December 31, 2020 was as follows:
	March 31, 2021	December 31, 2020
Deferred revenue at beginning of period	$723	$425
Deferred revenue recognized during period	(8,789)	(31,823)
Additions to deferred revenue during period	8,785	32,151
Deferred revenue at end of period	$719	$753
Practical Expedients and Exemptions
We apply the practical expedient related to incremental costs of obtaining a contract. Although certain of our commission costs qualify for capitalization under ASC 340-40, Contracts with customers, their amortization period is less than one year. Therefore, utilizing the practical expedient, we expense these costs as incurred.
Note 4.   Inventory
Components of inventory consisted of the following:
	March 31, 2021	December 31, 2020
Raw materials	$431	$521
Work-in-process	31	36
Finished goods	209	170
Total	$671	$727
Note 5.   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:
	March 31, 2021	December 31, 2020
Prepaid expenses	$1,249	$646
Security deposits	259	259
VAT receivable	928	975
Prepaid taxes	26	29
Interest receivable	1	1
Total	$2,463	$1,910

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Note 6.   Property and Equipment, net
Property and equipment consisted of the following:
	March 31, 2021	December 31, 2020
Machinery and equipment	$1,421	$1,430
Computers and IT equipment	5,297	5,193
Furniture and fixtures	50	50
Leasehold improvements	2,508	2,520
	9,276	9,193
Less: Accumulated depreciation	(8,336)	(8,245)
Property and equipment, net	$940	$948
Depreciation expense totaled $107 and $94 for the quarters ended March 31, 2021 and 2020, respectively. Of these amounts, depreciation charged to cost of revenue was $34 and $39 for the quarters ended March 31, 2021 and 2020, respectively.
Note 7.   Accrued Expenses and Other Liabilities
Accrued expenses consisted of the following:
	March 31, 2021	December 31, 2020
Accrued selling expenses	$948	$947
Accrued compensation	584	876
Interest payable	712	612
Taxes payable	371	477
Other	1,053	407
Total	$3,668	$3,319
Note 8.   Commitments and Contingencies
Leases
During the period ended March 31, 2021, the Company maintained four leases of facilities located in the United States and the Netherlands, as well as, four leases of office equipment, under operating leases. The Company maintained one additional lease of equipment under a finance lease arrangement.
The table below presents certain information related to the Company’s lease costs:
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Operating lease expense	$320	$463
Finance lease expense	—	16
Interest expense on finance lease liabilities	—	1
Short-term lease cost	—	14
Total lease cost	$320	$494

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Right of use assets and lease liabilities for operating leases were recorded in the consolidated balance sheets as follows:
	March 31, 2021	December 31, 2020
Assets:
Right-of-use assets, net	$1,250	$2,102
Liabilities:
Current liabilities:
Operating lease liabilities, current	$611	$1,222
Non-current liabilities:
Operating lease liabilities, net of current portion	823	1,094
Total lease liability	$1,434	$2,316
The Company’s lease agreements do not state an implicit borrowing rate; therefore, an internal incremental borrowing rate was determined based on information available at the lease commencement date for the purposes of determining the present value of lease payments. The incremental borrowing rate reflects the cost to borrow on a securitized basis in each market. The weighted-average remaining lease term for operating leases was 2.22 years and the weighted-average incremental borrowing rate was 5.25% as of March 31, 2021.
Supplemental cash flow information related to the Company’s leases was as follows:
	Three Months Ended March 31, 2020	Three Months Ended March 31, 2020
Operating cash flows from operating leases	$845	$482
Operating cash flows from finance leases	$—	$1
Financing cash flows from finance leases	$—	$18
Lease liabilities arising from obtaining right-of-use assets	$—	$4,025
Legal Proceedings
The Company is involved in various legal proceedings which arise from time to time in the normal course of business. While the results of such matters generally cannot be predicted with certainty, management does not expect any such matters to have a material adverse effect on the Company’s consolidated financial position or results of operations as of March 31, 2021 and December 31, 2020 and for the quarters ended March 31, 2021 and, 2020.
Note 9.   Borrowing Arrangements
The Company’s outstanding debt obligations consisted of the following:
	March 31, 2021	December 31, 2020
Term Loan	$2,956	$3,423
Dutch Landlord Loan	151	163
Convertible Promissory Notes	5,000	5,000
	8,107	10,568
Less: current portion	(6,906)	(8,332)
Long-term debt	$1,201	$2,236

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Term Loan
On October 29, 2018, the Company entered into a loan and security agreement (the “Term Loan”) for the principal sum of $5,000 with a maturity date of October 29, 2022. The Term Loan requires interest-only payments until October 29, 2019, followed by monthly payments of principal and interest. Interest is payable at a rate equal to the prime rate, plus 0.25% per annum. As of March 31, 2021 and December 31, 2020, the interest rate was 3.50% and 3.50%, respectively. In connection with the Term Loan, the bank is due a $75 fee in the event of a liquidity event valuing the Company above a certain threshold.
A liquidity event has not occurred as of March 31, 2021, therefore, the success fee has not been accrued or paid. The Term Loan is collateralized by substantially all assets of Company, excluding intellectual property, and requires certain financial and non-financial covenants which include, but are not limited to delivering audited financial statements to the lender within 180 days after year-end and delivering unaudited financial statements within 30 days after each month end, cash account minimums, minimum cumulative revenue covenants and restrictions on capital expenditures. The Company was in compliance with these covenants at March 31, 2021. Interest expense totaled $100 and $162 for the quarter ended March 31, 2021 and December 31, 2020, respectively.
Dutch Landlord Loan
On May 12, 2014, the Company entered into a loan agreement with its landlord at the Eindhoven factory to advance €242 (equivalent to $293 and $297 in total at March 31, 2021 and December 31, 2020, respectively) to finance leasehold improvements (the “Dutch Landlord Loan”). The Dutch Landlord Loan is unsecured and required interest-only payments until September 30, 2016, followed by monthly payments of principal and interest. Interest accrues at 8.50% per annum through the maturity date on September 30, 2024. Interest expense totaled $5 and $19 for the quarter ended March 31, 2021 and year ended December 31, 2020, respectively.
Convertible Promissory Notes
On June 19, 2019, the Company entered into note purchase agreements (the “Convertible Promissory Notes”) with certain stockholders of the Company for the aggregate principal sum of $5,000. The Convertible Promissory Notes bear interest at a rate of 8% per annum with all principal and interest due on or before the earlier of (i) December 19, 2020; and (ii) the closing of a Qualified Equity Financing, as defined below. The Convertible Promissory Notes are automatically converted into conversion shares upon the closing of a Qualified Equity Financing. Qualified Equity Financing is defined as the next sale by the Company of preferred stock following the date of the Convertible Promissory Notes on or prior to the maturity date with the principal purpose of raising capital. In the event there is a non-Qualified Equity Financing, the outstanding principal and unpaid accrued interest of each note may be converted, at the written election of the holders of the Convertible Promissory Notes, into conversion shares. Non-Qualified Equity Financing shall mean the next sale by the Company of its equity following the date of the Convertible Promissory Notes on or prior to the maturity date with the principal purpose of raising capital which is not a Qualified Equity Financing. If the next equity financing or a corporate transaction has not occurred on or before the maturity date of the Convertible Promissory Notes, the principal and unpaid accrued interest of each outstanding note may be converted, at the written election of each holder of the Convertible Promissory Notes, into conversion shares on the date of such written election. The number of conversion shares to be issued upon conversion shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due on a Convertible Promissory Note to be converted on the date of the conversion by (ii) the Conversion Price. The conversion price is defined as the Discounted Conversion Price, which is 70% of the next equity price per share. The Convertible Promissory Notes are subordinated in right of payment to all indebtedness of the Company arising under the Term Loan. At inception, the terms of the notes gave rise to a contingent beneficial conversion feature.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
On December 14, 2020, the Company executed an amendment to the Convertible Promissory Notes that extended the maturity date to June 19, 2021. All other relevant terms and conditions of the Convertible Promissory Notes remain binding.
Interest expense totaled $100 and $400 for the quarter ended March 31, 2021 and year ended December 31, 2020, respectively.
Paycheck Protection Program Loan
On May 4, 2020, the Company received an unsecured loan of $1,982 under the Paycheck Protection Program (the “PPP Loan”). The Paycheck Protection Program (or “PPP”) was established under the recently enacted CARES Act and is administered by the U.S. Small Business Administration (“SBA”). On May 4, 2020, the Company entered into a promissory note with Pacific Western Bank evidencing the unsecured PPP Loan.
The PPP Loan has a maturity date of May 4, 2022 and accrues interest at an annual rate of 1.00%. To the extent the loan amount is not forgiven under the PPP, the Company is obligated to make monthly payments of principal and interest, beginning six months from the date of the note, until the maturity date. In October 2020, the PPP Flexibility Act of 2020 extended the deferral period for borrower payments on all PPP loans from six months to ten months.
The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. Under the PPP, the Company may apply for and be granted forgiveness for all or part of the PPP Loan. The amount of the loan proceeds eligible for forgiveness is based on a formula that takes into account a number of factors, including the amount of loan proceeds used by the Company during the eight-week period after the loan origination for certain purposes including payroll costs, and certain rent payments, mortgage payments, and utility payments, provided that at least 75% of the loan amount is used for eligible payroll costs. Subject to the other requirements and limitations on loan forgiveness, only loan proceeds spent on payroll and other eligible costs during the covered eight-week period will qualify for forgiveness.
As of March 31, 2021, the full principal and interest amount of $2,000 of the PPP Loan was forgiven and recorded in other income on the consolidated statement of operations and comprehensive income (loss).
Note 10.   Stockholders’ Equity
Convertible Preferred Stock
Preferred stock consisted of the following as of each balance sheet date:
	March 31, 2021
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Liquidation Preference	Conversion Price	Common Stock Issuable Upon Conversion
Series A-1	4,999,900	—	$—	$1.0000	—
Series A-2	5,000,000	3,000,667	2,251	$1.0000	3,000,667
Series B	3,044,939	1,809,751	2,262	$1.6667	1,809,751
Series B-1	2,405,620	2,174,591	4,232	$2.5946	2,174,591
Series C	8,768,097	4,973,101	12,804	$3.4329	4,973,101
Series D	6,560,933	3,965,857	15,641	$5.2584	3,965,857
Series E	10,862,353	6,655,728	23,201	$3.4858	6,655,728
	41,641,842	22,579,695	$60,391		22,579,695

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
	March 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Liquidation Preference	Conversion Price	Common Stock Issuable Upon Conversion
Series A-1	4,999,900	—	$—	$1.0000	—
Series A-2	5,000,000	3,000,667	2,251	$1.0000	3,000,667
Series B	3,044,939	1,809,751	2,262	$1.6667	1,809,751
Series B-1	2,405,620	2,174,591	4,232	$2.5946	2,174,591
Series C	8,768,097	4,973,101	12,804	$3.4329	4,973,101
Series D	6,560,933	3,965,857	15,641	$5.2584	3,965,857
Series E	10,862,353	6,655,728	23,201	$3.4858	6,655,728
	41,641,842	22,579,695	$60,391		22,579,695
The holders of the convertible preferred stock have the following rights and preferences:
Voting
The holders of the Series A-1, A-2, B, B-1, C, D, and E Preferred Stock (the “Preferred Stock”) are entitled to vote, on an as converted basis, together with the holders of common stock, on all matters submitted to stockholders for a vote. The holders of Preferred Stock also have separate voting rights on certain matters. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible at the time of such vote.
Conversion
Each share of convertible preferred stock is convertible at any time into a number of common shares as determined by dividing the original issue price for the relevant series by the conversion price. Conversion is automatic upon the earlier of i) the sale of common stock in a firm commitment underwritten public offering in which the aggregate gross proceeds raised is at least $75,000 or ii) upon written request from the holders of a majority of the then-outstanding shares of Preferred Stock.
Dividends
The holders of shares of Series B-1, C, D and E Preferred Stock shall be entitled to receive dividends which accrue daily at an annual rate of $0.2076, $0.2746, $0.4207, and $0.2789 per share, respectively, and are non-cumulative. The Company has no obligation to pay such dividends except when and if declared by the Board of Directors. As of March 31, 2021 and December 31, 2020, no dividends have been declared.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company, first the holders of the Series E Preferred Stock will receive distributions at a price of $3.4858 per share, plus any declared but unpaid dividends. Upon payment in full to the holders of Series E Preferred Stock, the holders of the Series A-2, B, B-1, C, and D Preferred Stock will receive distributions at a price of $0.75, $1.25, $1.9460, $2.5747, and $3.9438 per share, respectively, plus any declared but unpaid dividends, with the holders of Series E Preferred Stock entitled to participate alongside these distributions based upon a fixed percentage. After payment to the holders of the Preferred Stock, remaining assets will be distributed pro rata among the holders of the common stock.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
Preferred Stock Warrants
On March 8, 2013, the Company issued warrants to purchase a total of 23,125 shares of Series B-1 Preferred Stock. The warrants have an exercise price of $2.5946 per share and are exercisable for ten years from the date of grant. As of March 31, 2021 and December 31, 2020, 23,125 of the warrants remained outstanding.
On June 30, 2017, in connection with executing a loan agreement, the Company issued warrants to purchase a total of 57,051 shares of Series D Preferred Stock. The warrants have an exercise price of $5.2584 per share and are exercisable for ten years from the date of grant. As of March 31, 2021 and December 31, 2020, 57,051 of the warrants remained outstanding.
Common Stock
For the quarter ended March 31, 2021 and year ended December 31, 2020, certain option holders exercised their rights under the stock-based compensation plan and were issued 43,287 and 317,139 shares of common stock for total proceeds of $16 for the quarter ended March 31, 2021 and $86 for the year ended December 31, 2020.
Common Warrants
On December 18, 2013, in connection with executing a loan agreement, the Company issued warrants to purchase 40,000 shares of common stock. The warrants have an exercise price of $1.25 per share and have an expiration date of December 18, 2023. As of March 31, 2021 and December 31, 2020, 40,000 of the warrants remained outstanding.
On February 3, 2014, in connection with executing a lease agreement, the Company issued warrants to purchase 248,000 shares of common stock. The warrants have an exercise price of $1.25 per share and shall expire upon the latest to occur i) seven years from the original issuance date or ii) five years from the effective date of an initial public offering. As of March 31, 2021 and December 31, 2020, 248,000 of the warrants remained outstanding.
On April 22, 2015, in connection to an amended loan agreement, the Company issued warrants to purchase 13,750 shares of common stock. The warrants have an exercise price of $1.70 per share and have an expiration date of April 22, 2025. As of March 31, 2021 and December 31, 2020, 13,750 of the warrants remained outstanding.
Note 11.   Stock-Based Compensation
On August 23, 2010, the 2010 Stock Plan (the “Plan”) was adopted which provides for the grant of statutory and non-statutory stock options to employees, outside directors and consultants of the Company. The maximum number of shares of common stock that may be issued over the term of the Plan shall not exceed 16,942,546 shares. Accordingly, the Company has reserved a sufficient number of shares of common stock to permit the exercise of options in accordance with the terms of the Plan. The term of each award under the Plan shall be no more than ten years from the date of grant thereof and generally vest according to a four year vesting schedule. Certain executives are party to offer letters that provide for accelerated vesting following a termination without cause or resignation for good reason, in each case within one year of a change in control of the Company. The Company’s Board of Directors is responsible for administration of the Plan and has the sole discretion to determine which grantees will be granted awards and the terms and conditions of the awards granted.
During the quarters ended March 31, 2021 and 2020, the Company granted options to purchase 37,000 and 662,275 shares of common stock at an exercise price ranging from $0.28 to $0.37 per share, respectively.

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
These options shall vest over four year period and have expirations dates of ten years. In connection with issuances under the Plan, the Company recorded stock compensation expense of $174 and $171, respectively, which is included in selling, general and administrative expense for the quarters ended March 31, 2021 and 2020. The weighted-average grant-date fair value per stock option granted during the quarters ended March 31, 2021 and 2020 was $0.18, respectively. As of March 31, 2021 and 2020, approximately $780 and $1,215 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the weighted average period of 1.26 years.
The Company accounts for share-based payments pursuant to ASC 718, Stock Compensation and, accordingly, the Company records stock compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options using the Black-Scholes option pricing model. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company’s stock price and expected dividends. The Company generally recognizes stock compensation expense on the grant date and over the period of vesting or period that services will be provided.
The following table summarizes the assumptions used to determine the fair value of the stock-based compensation:
	Quarter Ended March 31,
	2021	2020
Expected term (in years)	6	6
Expected volatility	51%	51%
Risk-free interest rate	0.37% – 1.46%	1.64% – 2.61%
Expected volatility is based on average historical volatilities for public companies in similar industries over the expected term of the option. The expected term of the options represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.
The following summarizes the Company’s stock option plan and the activity:
	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2021	8,247,340	$0.44	6.71
Granted	37,000	$0.28	9.82
Forfeited	(178,584)	$0.36	—
Exercised	(43,287)	$0.36	—
Outstanding at March 31, 2021	8,062,469	$0.44	6.77
Exercisable at March 31, 2021	5,117,690	$0.49	5.51

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2020	7,550,632	$0.45	6.46
Granted	662,275	$0.37	9.61
Forfeited	(332,925)	$0.36	—
Exercised	(1,200)	$0.36	—
Outstanding at March 31, 2020	7,878,782	$0.44	6.26
Exercisable at March 31, 2020	4,703,550	$0.50	4.45
The Company issued 43,287 and 1,200 shares of common stock for options exercised for the quarters ended March 31, 2021 and 2020, respectively.
Note 12.   Income Taxes
The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Where applicable, the Company records a valuation allowance to reduce any deferred tax assets that it determines will not be realizable in the future.
The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. These tax benefits are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. Although the Company believes that is has adequately reserved for uncertain tax positions (including interest and penalties), it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustments to these reserves in accordance with the income tax accounting guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made, and could have a material impact on the Company’s financial condition and operating results. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.
In applying the estimated annual effective tax rate approach prescribed under ASC 740-270 and based on present evidence and conclusions around the realizability of deferred tax assets, we determined that any tax benefits related to the forecasted tax rate and pretax activity during the first quarters of 2021 and 2020 are neither more likely than not to be realized in the current year nor realizable as a deferred tax asset at the end of the year. Therefore, the appropriate amount of income tax benefit to recognize during the quarters ended March 31, 2021 and 2020 is zero. The Company’s effective tax rate for the quarters ended March 31, 2021 differs from the applicable statutory tax rate primarily due to the fact that income recognized for the forgiveness of loans granted under the PPP loan program is not taxable under current US tax law.
On March 27, 2020, the President signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, eliminates the taxable income limit for certain net operating losses (“NOL) and allows businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspends the excess business loss rules, accelerates refunds of previously generated corporate alternative minimum tax credits, generally loosens the

Shapeways, Inc. and Subsidiary
Notes to the Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share amounts)
business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The provisions of the CARES Act did not have a significant impact on the Company’s income tax provision, taxes payable, or deferred tax accounts as of March 31, 2021.
Note 13.   Significant Concentrations
One customer accounted for approximately 21% and 21% of revenue for the quarter ended March 31, 2021 and year ended December 31, 2020, respectively. No other customers represented more than 10% of revenue for the quarter ended March 31, 2021 and year ended December 31, 2020.
As of March 31, 2021, one customer accounted for approximately 69% of accounts receivable. As of December 31, 2020 one customer accounted for approximately 32% of accounts receivable. No other customers represented more than 10% of outstanding accounts receivable as of March 31, 2021 and December 31, 2020.
As of March 31, 2021, three vendors accounted for approximately 18%, 14%, and 10% of accounts payable. As of December 31, 2020, five vendors accounted for approximately 18%, 15%, 15%, 11% and 10% of accounts payable. No other vendors represented more than 10% of outstanding accounts payable balance as of March 31, 2021 and December 31, 2020.
Note 14.   Related Party Transactions
During 2012, the Company signed a $175 promissory note with an officer of the Company, bearing interest equal to the greater of (a) 0.88% per annum or (b) the mid-term Applicable Federal Rate under Section 1274(d) of the Internal Revenue Code in effect during the time the note is outstanding. Interest rates for the quarter ended March 31, 2021 and the year ended December 31, 2020 were 0.57% and 0.78%, respectively. On August 25, 2017, the Company and the officer amended the terms of the promissory to extend the maturity date to August 10, 2020. On July 28, 2020, the Company and the officer again amended the terms of the promissory note to extend the maturity date such that the remainder of the principal and accrued interest be due and payable on August 10, 2021. The promissory note is secured by the assets of the borrower. The aggregate principal balance and accrued interest due as of March 31, 2021 and as of December 31, 2020 is $152 and $151, respectively. For the quarters ended March 31, 2021 and 2020, interest earned by the Company amounted to $1 and $1, respectively.
Note 15.   Subsequent Events
The Company has evaluated all known subsequent events through May 20, 2021, which is the date these consolidated financial statements were available to be issued, and has determined that with the exception of the event described below, no subsequent events have occurred requiring recognition or disclosure in these consolidated financial statements.
On April 28, 2021, Shapeways entered into an Agreement and Plan of Merger and Reorganization with Galileo Acquisition Corp. (NYSE: GLEO), a special purpose acquisition company, pursuant to which Shapeways will be acquired by Galileo.

Annex A
Shapeways Holdings, Inc.
Certificate of Incorporation

            , 2021
The undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, does make, file, and record this Certificate of Incorporation (as amended from time to time, including the terms of any Preferred Stock Designation (as defined below) the “Certificate of Incorporation”), and does hereby certify as follows:
FIRST:   The name of the corporation is Shapeways Holdings, Inc. (hereinafter called the “Corporation”).
SECOND:   The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808-1674. The name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Service Company.
THIRD:   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).
FOURTH:   The total number of shares of all classes of capital stock that the Corporation is authorized to issue is           shares, consisting of (i)           shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii)           shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.
A.   Common Stock.   The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:
1.   Ranking.   The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.
2.   Voting.   Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.
3.   Dividends.   Subject to the rights of the holders of Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

4.   Liquidation.   Subject to the rights of the holders of Preferred Stock, shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A(4), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.
B.   Preferred Stock
Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:
(a)   the designation of the series, which may be by distinguishing number, letter or title;
(b)   the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);
(c)   the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;
(d)   the dates on which dividends, if any, shall be payable;
(e)   the redemption rights and price or prices, if any, for shares of the series;
(f)   the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;
(g)   the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;
(h)   whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;
(i)   restrictions on the issuance or reissuance of shares of the same series or any other class or series;
(j)   the voting rights, if any, of the holders of shares of the series generally or upon specified events; and
(k)   any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
FIFTH:   This Article FIFTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.
A.   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.
B.   Number of Directors; Election of Directors.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time by resolution of the majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” will mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
C.   Classes of Directors.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board shall be and is divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the entire Board. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III at the time such classification becomes effective.
D.   Terms of Office.   Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; each director initially assigned to Class II shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; and each director initially assigned to Class III shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.
E.   Newly Created Directorships and Vacancies.   Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the earlier of (i) the remaining term of his or her predecessor, (ii) a successor is duly elected and qualified, or (iii) the earlier of such director’s death, resignation or removal.
F.   Removal.   Any director or the entire Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2∕3% in voting power of the stock of the Corporation entitled to vote thereon.
G.   Committees.   Pursuant to the Amended and Restated Bylaws of the Corporation (the “Bylaws”), the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.
H.   Stockholder Nominations and Introduction of Business.   Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.
SIXTH:   Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH:   To the fullest extent permitted by applicable law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after approval by the stockholders of this Article SEVENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
Any amendment, repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.
EIGHTH:   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by the DGCL (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.
Any amendment, repeal or modification of the foregoing provisions of this Article EIGHTH shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.
NINTH:   Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting.
TENTH:   Except as otherwise required by law and subject to the terms of any series of Preferred Stock, special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Whole Board, the Chairman of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice for such meeting.
ELEVENTH:   If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.
The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article ELEVENTH. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Certificate of Incorporation, or to adopt any new provision of this Certificate of Incorporation; provided, however, that the affirmative vote of the holders of at least 66 2∕3% in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article FIFTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article TENTH, Article TWELFTH, Article THIRTEENTH, and this sentence of this Certificate of Incorporation, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of this Certificate of Incorporation). Any amendment, repeal or modification of any of Article SEVENTH, Article EIGHTH, and this sentence shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.
TWELFTH:   In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws by the affirmative vote of a majority of the Whole Board without any action on the part of the stockholders. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the Bylaws may also be amended, altered or repealed and new Bylaws may be adopted by the affirmative vote of the holders of at least 66 2∕3% in voting power of the stock of the Corporation entitled to vote thereon.
THIRTEENTH:
A.   Forum Selection.
(a)   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine.
(b) Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of American shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
B.   Personal Jurisdiction.   If any action the subject matter of which is within the scope of Section A immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section A immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article THIRTEENTH.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of this        day of                  ,            .
By:
Name:
Title:

Annex B
SHAPEWAYS HOLDINGS, INC.
Bylaws

B-i

B-ii

Article I
Stockholders
1.1   Place of Meetings.   All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors (the “Board”) of Shapeways Holdings, Inc. (the “Corporation”), the Chairman of the Board, the Chief Executive Officer or the President or, if not so designated, at the principal executive office of the Corporation. The Board may, in its sole discretion, determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a) of the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).
1.2   Annual Meeting.   The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board, the Chairman of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place, if any, where the meeting is to be held). The Board acting pursuant to a resolution adopted by the majority of the Whole Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. For purposes of these Bylaws (these “Bylaws”), the term “Whole Board” will mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.
1.3   Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Whole Board, the Chairman of the Board or the Chief Executive Officer, and may not be called by any other person or persons. The Board acting pursuant to a resolution adopted by the majority of the Whole Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
1.4   Notice of Meetings.   Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.
1.5   Voting List.   The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.
1.6   Quorum.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.
1.7   Adjournments.   Any meeting of stockholders, annual or special, may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote thereon, although less than a quorum. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.
1.8   Voting and Proxies.   Each stockholder shall have such number of votes, if any, for each share of stock entitled to vote and held of record by such stockholder as may be fixed in the Certificate of Incorporation and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote for such stockholder by a proxy executed or transmitted in a manner permitted by applicable law. No such proxy shall be voted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.
1.9   Action at Meeting.   When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by applicable law, regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws. For the avoidance of doubt, neither abstentions nor broker non-votes will be counted as votes cast for or against such matter. Other than directors who may be elected by the holders of shares of any series of Preferred Stock or pursuant to any resolution or resolutions providing for the issuance of such stock adopted by the Board, each director shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Voting at meetings of stockholders need not be by written ballot.
1.10   Nomination of Directors.
(a)   Except for (1) any directors entitled to be elected by the holders of Preferred Stock, (2) any directors elected in accordance with Section 2.9 hereof by the Board to fill a vacancy or newly-created directorship or (3) as otherwise required by applicable law or stock exchange regulation, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election or re-election as directors. Nomination for election to the Board at a meeting of stockholders may be made (i) by or at the direction of the Board (or any committee thereof) or (ii) by any stockholder of the Corporation who (x) timely complies with the notice procedures in Section 1.10(b), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting.
(b)   To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that (x) in the case of the annual meeting of stockholders of the Corporation to be held in 2021 or (y) in the event that the date of the annual meeting in any other year is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth(90th) day prior to such annual meeting and (B) the tenth (10th) day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that the majority of the Whole Board, the Chairman of the Board or the Chief Executive Officer has determined, in accordance with Section 1.3, that directors shall be elected at such special meeting and provided further that the nomination made by the stockholder is for one of the director positions that the Board, the Chairman of the Board or the Chief Executive Officer, as the case may be, has determined will be filled at such special meeting, not earlier than the one hundred and twentieth (120th) day prior to such special meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.
The stockholder’s notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class and series and number of shares of stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, (5) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such proposed nominee, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such proposed nominee with respect to shares of stock of the Corporation, and (6) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner, and any Stockholder Associated Person (as defined below), (2) the class and series and number of shares of stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder, such beneficial owner and any Stockholder Associated Person, (3) a description of any agreement, arrangement or understanding between or among such stockholder, such beneficial owner and/or any Stockholder Associated Person and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder, such beneficial owner or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or any Stockholder Associated Person with respect to shares of stock of the Corporation, (5) any other information relating to such stockholder, such beneficial owner and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (7) a representation whether such stockholder, such beneficial owner and/or such Stockholder Associated Person intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by such stockholder, such beneficial owner or such Stockholder Associated Person to be sufficient to elect the nominee and/or (y) otherwise to solicit proxies or votes from stockholders in support of such nomination. Such information provided and statements made as required by clauses (A) and (B) above or otherwise by this Section 1.10 are hereinafter referred to as a “Nominee Solicitation Statement.” Not later than ten (10) days after the record date for determining stockholders entitled to notice of the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. In addition, to be effective, the stockholder’s notice must be accompanied by a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and the written consent of the proposed nominee to be named in the Corporation’s proxy statement as a nominee and to serve as a director if elected and a written statement executed by the proposed nominee acknowledging that as a director of the Corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the Corporation and its stockholders. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines. A stockholder shall not have complied with this Section 1.10(b) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by this Section 1.10. For purposes of these Bylaws, a “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).
(c)   Without exception, no person shall be eligible for election or re-election as a director of the Corporation at a meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 1.10. In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairman of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including the previous sentence of this Section 1.10(c)), and if the chairman should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chairman shall so declare to the meeting and such nomination shall not be brought before the meeting.
(d)   Except as otherwise required by law, nothing in this Section 1.10 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a stockholder.
(e)   Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the Corporation. For purposes of this Section 1.10, to be considered a “qualified representative of the stockholder”, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.
(f)   For purposes of this Section 1.10, “public disclosure” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(g)   Notwithstanding the foregoing provisions of this Section 1.10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 1.10; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations to be considered pursuant to this Section 1.10 (including paragraph (a)(ii) hereof), and compliance with paragraph (a)(ii) of this Section 1.10 shall be the exclusive means for a stockholder to make nominations. Nothing in this Section 1.10 shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
1.11   Notice of Business at Annual Meetings.
(a)   At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (2) otherwise properly brought before the meeting by or at the direction of the Board (or any committee thereof), or (3) properly brought before the annual meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, (i) if such business relates to the nomination of a person for election as a director of the Corporation, the procedures in Section 1.10 must be complied with and (ii) if such business relates to any other matter, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must (x) have given timely notice thereof in writing to the Secretary in accordance with the procedures in Section 1.11(b), (y) be a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such annual meeting and (z) be entitled to vote at such annual meeting.
(b)   To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that

(x) in the case of the annual meeting of stockholders of the Corporation to be held in 2021 or (y) in the event that the date of the annual meeting in any other year is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting and (B) the tenth (10th) day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.
The stockholder’s notice to the Secretary shall set forth: (A) as to each matter the stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting, (2) the text of the proposal (including the exact text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws, the exact text of the proposed amendment), and (3) the reasons for conducting such business at the annual meeting, and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is being made (1) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner and of any Stockholder Associated Person, (2) the class and series and number of shares of stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder, such beneficial owner and any Stockholder Associated Person, (3) a description of any material interest of such stockholder, such beneficial owner or any Stockholder Associated Person and the respective affiliates and associates of, or others acting in concert with, such stockholder, such beneficial owner or any Stockholder Associated Person in such business, (4) a description of any agreement, arrangement or understanding between or among such stockholder, such beneficial owner and/or any Stockholder Associated Person and any other person or persons (including their names) in connection with the proposal of such business or who may participate in the solicitation of proxies in favor of such proposal, (5) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder, such beneficial owner or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or any Stockholder Associated Person with respect to shares of stock of the Corporation, (6) any other information relating to such stockholder, such beneficial owner and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the business proposed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (7) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (8) a representation whether such stockholder, such beneficial owner and/or any Stockholder Associated Person intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal. Such information provided and statements made as required by clauses (A) and (B) above or otherwise by this Section 1.11 are hereinafter referred to as a “Business Solicitation Statement.” Not later than ten (10) days after the record date for determining stockholders entitled to notice of the meeting, the information required by Items (A)(3) and (B)(1)-(6) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting of stockholders except in accordance with the procedures in this Section 1.11; provided that any stockholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the Exchange Act and is to be included in the Corporation’s proxy statement for an annual meeting of stockholders shall be deemed to comply with the notice requirements of this Section 1.11. A stockholder shall not have complied with this Section 1.11(b) if the stockholder (or beneficial owner, if any, on whose behalf the proposal is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s proposal in contravention of the representations with respect thereto required by this Section 1.11.

(c)   Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 1.11. In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairman of any annual meeting shall have the power and duty to determine whether business was properly brought before the annual meeting in accordance with the provisions of this Section 1.11 (including the previous sentence of this Section 1.11(c)), and if the chairman should determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 1.11, the chairman shall so declare to the meeting and such business shall not be brought before the annual meeting.
(d)   Except as otherwise required by law, nothing in this Section 1.11 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any proposal submitted by a stockholder.
(e)   Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting to present business, such business shall not be considered, notwithstanding that proxies in respect of such business may have been received by the Corporation.
(f)   For purposes of this Section 1.11, the terms “qualified representative of the stockholder” and “public disclosure” shall have the same meaning as in Section 1.10.
(g)   Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 1.11; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to proposals as to any business to be considered pursuant to this Section 1.11 (including paragraph (a)(3) hereof), and compliance with paragraph (a)(3) of this Section 1.11 shall be the exclusive means for a stockholder to submit business (other than, as provided in the penultimate sentence of (b), business other than nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 1.11 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act.
1.12   Conduct of Meetings.
(a)   Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman’s absence by the Vice Chairman of the Board, if any, or in the Vice Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.
(b)   The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
(c)   The chairman of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.
(d)   In advance of any meeting of stockholders, the Board, the Chairman of the Board, the Chief Executive Officer or the President shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.
Article II
Directors
2.1   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of a Board, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.
2.2   Number, Election and Qualification.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time by resolution of the majority of the Whole Board. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.
2.3   Chairman of the Board; Vice Chairman of the Board.   The Board may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the Corporation. If the Board appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board and, if the Chairman of the Board is also designated as the Corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board, the Chairman of the Board or, in the Chairman’s absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board.
2.4   Classes of Directors.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board shall be and is divided into three classes, designated: Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III at the time such classification becomes effective. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director.
2.5   Terms of Office.   Subject to the rights of holders of any series of Preferred Stock to elect directors, and except as set forth in the Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.
2.6   Quorum.   The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed by the Board pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board. If at any meeting of the Board there shall be less than a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.
2.7   Action at Meeting.   Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number is required by law or by the Certificate of Incorporation or these Bylaws.
2.8   Removal.   Subject to the rights of holders of any series of Preferred Stock, directors of the Corporation may be removed only as expressly provided in the Certificate of Incorporation.
2.9   Vacancies.   Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor.
2.10   Resignation.   Any director may resign only by delivering a resignation in writing or by electronic transmission to the Chairman of the Board or the Chief Executive Officer. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.
2.11   Regular Meetings.   Regular meetings of the Board may be held without notice at such time and place as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.
2.12   Special Meetings.   Special meetings of the Board may be held at any time and place designated in a call by the Chairman of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.
2.13   Notice of Special Meetings.   Notice of the date, place and time of any special meeting of the Board shall be given to each director by the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least twenty-four (24) hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least seventy-two (72) hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.
2.14   Meetings by Conference Communications Equipment.   Directors may participate in meetings of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.
2.15   Action by Consent.   Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee thereof. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
2.16   Committees.   The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board thereby confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as the Board may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
2.17   Compensation of Directors.   Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.
Article III
Officers
3.1   Titles.   The “Executive Officers” of the Corporation shall be such persons as are designated as such by the Board and shall include, but not be limited to, a Chief Executive Officer, a President and a Chief Financial Officer. Additional Executive Officers may be appointed by the Board from time to time. In addition to the Executive Officers of the Corporation described above, there may also be such “Non-Executive Officers” of the Corporation as may be designated and appointed from time to time by the Board or the Chief Executive Officer of the Corporation in accordance with the provisions of Section 3.2 of these Bylaws. In addition, the Secretary and Assistant Secretaries of the Corporation may be appointed by the Board from time to time.
3.2   Appointment.   The Executive Officers of the Corporation shall be chosen by the Board, subject to the rights, if any, of an Executive Officer under any contract of employment. Non-Executive Officers of the Corporation shall be chosen by the Board or the Chief Executive Officer of the Corporation.
3.3   Qualification.   No officer need be a stockholder. Any two or more offices may be held by the same person.
3.4   Tenure.   Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation, disqualification or removal.
3.5   Removal; Resignation.   Subject to the rights, if any, of an Executive Officer under any contract of employment, any Executive Officer may be removed, either with or without cause, at any time by the Board at any regular or special meeting of the Board. Any Non-Executive Officer may be removed, either with or without cause, at any time by the Chief Executive Officer of the Corporation or by the Executive Officer to

whom such Non-Executive Officer reports. Any officer may resign only by delivering a resignation in writing or by electronic transmission to the Chief Executive Officer. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event.
3.6   Vacancies.   The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled, for such period as it may determine, any offices.
3.7   President; Chief Executive Officer.   Unless the Board has designated another person as the Corporation’s Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board. The President shall perform such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe.
3.8   Chief Financial Officer.   The Chief Financial Officer shall perform such duties and shall have such powers as may from time to time be assigned by the Board or the Chief Executive Officer. In addition, the Chief Financial Officer shall perform such duties and have such powers as are incident to the office, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board, to make proper accounts of such funds, and to render as required by the Board statements of all such transactions and of the financial condition of the Corporation.
3.9   Vice Presidents.   Each Vice President shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Board or the Chief Executive Officer may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title.
3.10   Secretary and Assistant Secretaries.   The Secretary shall perform such duties and shall have such powers as the Board or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to attend all meetings of stockholders and the Board and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.
Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Secretary may from time to time prescribe.
In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.
3.11   Salaries.   Executive Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board or a committee thereof.
3.12   Delegation of Authority.   The Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.
3.13   Execution of Contracts.   Each Executive Officer and Non-Executive Officer of the Corporation may execute, affix the corporate seal and/or deliver, in the name and on behalf of the Corporation, deeds, mortgages, notes, bonds, contracts, agreements, powers of attorney, guarantees, settlements, releases, evidences of indebtedness, conveyances or any other document or instrument which (i) is authorized by the Board or (ii) is executed in accordance with policies adopted by the Board from time to time, except in each case where the execution, affixation of the corporate seal and/or delivery thereof shall be expressly and exclusively delegated by the Board to some other officer or agent of the Corporation.

Article IV
Capital Stock
4.1   Issuance of Stock.   Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation’s treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board in such manner, for such lawful consideration and on such terms as the Board may determine.
4.2   Stock Certificates; Uncertificated Shares.   The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the DGCL.
Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.
If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the DGCL or, with respect to Section 151 of DGCL, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
4.3   Transfers.   Shares of stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
4.4   Lost, Stolen or Destroyed Certificates.   The Corporation may issue a new certificate or uncertificated shares in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board may require for the protection of the Corporation or any transfer agent or registrar.

4.5   Record Date.   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
4.6   Regulations.   The issue and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board may establish.
4.7   Dividends.   Dividends on the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law, and may be paid in cash, in property or in shares of capital stock.
Article V
General Provisions
5.1   Fiscal Year.   Except as from time to time otherwise designated by the Board, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.
5.2   Corporate Seal.   The corporate seal shall be in such form as shall be approved by the Board.
5.3   Waiver of Notice.   Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
5.4   Voting of Securities.   Except as the Board may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice, vote, consent, or appoint any person or persons to waive notice, vote or consent, on behalf of the Corporation, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) with respect to, the securities of any other entity which may be held by this Corporation.
5.5   Evidence of Authority.   A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6   Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.
5.7   Severability.   Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.
5.8   Pronouns.   All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.
5.9   Electronic Transmission.   For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
Article VI
Amendments
These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Whole Board or by the stockholders as expressly provided in the Certificate of Incorporation.
Article VII
Indemnification and Advancement
7.1   Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or Executive Officer of the Corporation, or, while a director or Executive Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
7.2   Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or Executive Officer of the Corporation, or, while a director or Executive Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

7.3   Authorization of Indemnification.   Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or Executive Officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.1 or Section 7.2, as the case may be. Such determination shall be made, with respect to a person who is a director or Executive Officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and Executive Officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or Executive Officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 7.1 or Section 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
The Board in its sole discretion shall have power on behalf of the Corporation to indemnify any person, other than a director or Executive Officer, made a party to any Proceeding by reason of the fact that he or she, or his or her testator or intestate, is or was an officer, employee or agent of the Corporation (or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise).
7.4   Good Faith Defined.   For purposes of any determination under Section 7.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 7.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 7.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 7.1 or 7.2, as the case may be.
7.5   Right of Claimant to Bring Suit.   Notwithstanding any contrary determination in the specific case under Section 7.3, and notwithstanding the absence of any determination thereunder, if a claim under Sections 7.1 or 7.2 of the Article VII is not paid in full by the Corporation within (i) ninety (90) days after a written claim for indemnification has been received by the Corporation, or (ii) thirty (30) days after a written claim for an advancement of expenses has been received by the Corporation, the claimant may at any time thereafter (but not before) bring suit against the Corporation in the Court of Chancery in the State of Delaware to recover the unpaid amount of the claim, together with interest thereon, or to obtain advancement of expenses, as applicable. It shall be a defense to any such action brought to enforce a right to indemnification (but not in an action brought to enforce a right to an advancement of expenses) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither a contrary determination in the specific case under Section 7.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the claimant has not met any applicable standard of conduct. If successful, in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys’ fees incurred in connection therewith, to the fullest extent permitted by applicable law.
7.6   Expenses Payable in Advance.   Expenses, including without limitation attorneys’ fees, incurred by a current or former director or Executive Officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid, to the fullest extent permitted by Delaware law as the same exists or may hereafter be amended, by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or Executive Officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII.
7.7   Nonexclusivity of Indemnification and Advancement of Expenses.   The rights to indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that, subject to Section 7.11, indemnification of the persons specified in Sections 7.1 and 7.2 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Section 7.1 or 7.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.
7.8   Insurance.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, Executive Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, Executive Officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.
7.9   Certain Definitions.   For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.
7.10   Survival of Indemnification and Advancement of Expenses.   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or Executive Officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
7.11   Limitation on Indemnification.   Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 7.5), the Corporation shall not be obligated to indemnify any director, officer, employee or agent in connection with an action, suit or proceeding (or part thereof):
(a)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;
(b)   initiated by such person, including any action, suit or proceeding (or part thereof) initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (i) the Board authorized the action, suit or proceeding (or relevant part thereof) prior to its initiation, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (iii) otherwise required to be made under Section 7.5 or (iv) otherwise required by applicable law; or
(c)   if prohibited by applicable law.
7.12   Contract Rights.   The obligations of the Corporation under this Article VII to indemnify, and advance expenses to, a person who is or was a director or Executive Officer of the Corporation shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Article VII shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

Annex C
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
by and among
GALILEO ACQUISITION CORP.,
as the Purchaser,
GALILEO ACQUISITION HOLDINGS INC.,
as Merger Sub,
GALILEO FOUNDERS HOLDINGS, L.P.,
in the capacity as the Purchaser Representative,
FORTIS ADVISORS LLC,
in the capacity as the Seller Representative,
and
SHAPEWAYS, INC.,
as the Company
Dated as of April 28, 2021

C-i

C-ii

C-iii

INDEX OF EXHIBITS
Exhibit	Description
Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Form of Sponsor Forfeiture Letter
Exhibit E	Form of Amended Organizational Documents

C-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of April 28, 2021 by and among (i) Galileo Acquisition Corp., a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), the “Purchaser”), (ii) Galileo Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) Galileo Founders Holdings, L.P., a Delaware limited partnership, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Security Holders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) Fortis Advisors LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (v) Shapeways, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.
RECITALS:
A.   The Company, directly and indirectly through its subsidiaries, operates a digital manufacturing platform that combines high quality, flexible on demand manufacturing with purpose built proprietary software;
B.   The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);
C.   Prior to the consummation of the Merger (as defined below), the Purchaser shall continue out of the Cayman Islands and into the State of Delaware as to re-domicile as and become a Delaware corporation pursuant to the Cayman Islands Companies Law (2020 Revision) (the “Cayman Islands Companies Law”) and the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”);
D.   The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which, among other things, (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Stockholder Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein), and (ii) outstanding Company Options (as defined herein) shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options) by Purchaser with the result that such assumed Company Options shall be converted into the right to receive (a) Purchaser Options exercisable into shares of Purchaser Common Stock and (b) Purchaser Earnout RSUs corresponding to shares of Purchaser Common Stock, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL;
E.   The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger (preceded by the Domestication) is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Domestication and the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Domestication and the Merger;
F.   The Purchaser has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and (a) the holders of Company Stock (as defined herein) sufficient to approve the Merger and the other transactions contemplated by this Agreement (including any separate class or series votes of Company Preferred Stock (as defined herein)) and (b) the Required Convertible Noteholders (as defined herein);
G.   Simultaneously with the execution and delivery of this Agreement, (a) the Significant Company Holders have each entered into a Lock-Up Agreement with Purchaser and the Purchaser Representative, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”); and (b) Gregory Kress shall have entered into a Non-Competition and Non-Solicitation Agreement in favor of Purchaser and the Company, the form of which is attached as Exhibit C hereto (the “Non-Competition Agreement”), which agreements (described in clauses (a) and (b) above) will become effective as of the Closing;
H.   Simultaneously with the execution and delivery of this Agreement, the Purchaser has entered into subscription agreements (the “Subscription Agreements”) with investors (the “PIPE Investors”) to purchase shares of the Purchaser in connection with a private equity investment in the Purchaser for aggregate gross proceeds to the Purchaser of at least seventy-five million dollars ($75,000,000) (the “PIPE Investment”).
I.   Simultaneously with the execution and delivery of this Agreement, the Purchaser and the Sponsor have entered into a letter agreement (the “Sponsor Forfeiture Letter”) in the form attached as Exhibit D hereto pursuant to which the Sponsor has agreed to forfeit six hundred ninety thousand (690,000) Founder Shares held by the Sponsor, contingent and effective upon the Closing.
J.   The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein) and, depending on the facts at the time of the Closing, intend that the Merger and the PIPE Investment shall be considered part of an overall plan in which the Company Stockholders exchange their shares of Company Common Stock for the Stockholder Merger Consideration in an exchange described in Section 351 of the Code; and
K.   Certain capitalized terms used herein are defined in Article X hereof.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:
ARTICLE I
MERGER
1.1   Merger.   At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).
1.2   Effective Time.   The Parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).
1.3   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.
1.4   Tax Treatment.   For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and (b) depending on the facts at the time of the Closing, the Merger and the PIPE Investment are intended to be considered part of an overall plan in which the Company Stockholders exchange their shares of Company Common Stock for the Stockholder Merger Consideration in an exchange described in Section 351 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5   Certificate of Incorporation and Bylaws.   At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation, except that the name of the Surviving Corporation in such Certificate of Incorporation and Bylaws shall be amended to be “Shapeways, Inc.”.
1.6   Directors and Officers of the Surviving Corporation.   At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Purchaser, after giving effect to Section 5.19, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
1.7   Pre-Closing Company Preferred Stock Exchange.   On or prior to the Effective Time, the holders of Company Preferred Stock (including the holders of Company Preferred Stock issued upon conversion of Company Convertible Notes in accordance with Section 1.10(f)) shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) (the “Company Preferred Stock Exchange”) as set forth in the Company Charter.
1.8   Domestication of the Purchaser.   Prior to the Effective Time, the Purchaser shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to the Cayman Islands Companies Law and the applicable provisions of the DGCL (the “Domestication”), and subject to the receipt of the approval of the shareholders of the Purchaser to the Domestication and its terms, the Purchaser shall adopt Delaware Organizational Documents in substantially the form attached as Exhibit E hereto (the “Amended Organizational Documents”) (with such changes as may be agreed in writing by the Purchaser and the Company), including providing that the name of the Purchaser shall be amended to be Shapeways Holdings, Inc. In connection with the Domestication, all of the issued and outstanding Purchaser Securities shall remain outstanding and become substantially identical securities of the Purchaser as a Delaware corporation.
1.9   Merger Consideration.   As consideration for the Merger, the Company Security Holders collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to $406,000,000 (the “Merger Consideration”), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.10(b)), a number of shares of Purchaser Common Stock equal to (i) the Per Share Price divided by (ii) the Redemption Price (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders in respect of shares of Company Stock (but excluding Merger Consideration payable in respect of Company Options and Assumed Warrants) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Merger Consideration otherwise payable to Company Stockholders in respect of shares of Company Stock is subject to the withholding of the Stockholder Earnout Shares deposited in the Escrow Account in accordance with Section 1.16, and, after the Closing, is subject to reduction for the amount of any Stockholder Earnout Shares which Company Stockholders are not entitled to receive pursuant to the earnout conditions set forth in Section 1.16. The holders of Company Options shall receive such number of Purchaser Options and Purchaser Earnout RSUs as described in Section 1.10(d), with such terms and conditions as described in Section 1.10(d); provided, that a portion of the Merger Consideration otherwise payable to holders of Company Options in the form of Purchaser Earnout RSUs shall, from and after the Closing, be restricted by vesting and forfeiture terms in accordance with Section 1.10(d), and, after the Closing, be subject to reduction for the amount of any Purchaser Earnout RSUs that may be forfeited and cancelled pursuant to the Purchaser Earnout RSU earnout conditions set forth in Section 1.10(d). The holder of the Company Non-Plan Option shall be given the opportunity to exercise such option prior to the Effective Time as described in Section 1.10(d)(iv) and if not exercised prior to the Effective Time, such Company Non-Plan Option shall be cancelled without payment in accordance with its terms. The holders of Company Warrants that are outstanding immediately prior to the Effective Time shall receive such number of Assumed

Warrants as described in Section 1.10(e), with such terms and conditions as described in Section 1.10(e), provided, that a portion of the Merger Consideration otherwise payable to holders of Company Warrants in the form of Assumed Warrants shall, from and after the Closing, be restricted from exercise and subject to vesting and forfeiture terms in accordance with Section 1.10(e) and Section 1.16(b), and, after the Closing, be subject to reduction for the amount of any Earnout Warrants that do not vest in accordance with the earnout vesting conditions set forth in Section 1.16(b).
1.10   Effect of Merger on Company Securities.   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:
(a)   Company Stock.   Subject to clause (b) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Stock Exchange) will automatically be cancelled and cease to exist in exchange for the right to receive the Stockholder Merger Consideration (subject to the withholding of the Stockholder Earnout Shares), with each Company Stockholder being entitled to receive its Stockholder Pro Rata Share of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.11. All shares of Company Preferred Stock will be treated on an as-converted to Company Common Stock basis. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.15 below).
(b)   Treasury Stock.   Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.
(c)   Dissenting Shares.   Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.
(d)   Company Options and Company Non-Plan Option.
(i)   At the Effective Time, each outstanding Company Option (whether vested or unvested, exercisable or unexercisable) that is outstanding immediately prior to the Effective Time shall, without any further action on the part of the holder thereof, be assumed by the Purchaser and automatically converted into the right to receive (A) an option to acquire shares of Purchaser Common Stock (each, a “Purchaser Option”), described further below, and (B) the Purchaser Earnout RSUs described in subsection (ii) below. Subject to the subsequent sentence, each Purchaser Option that corresponds to a Company Option that was originally granted pursuant to the Company Equity Plan will continue to be subject to the same terms and conditions set forth in the Company Equity Plan and the applicable award agreement as in effect immediately prior to the Effective Time (including, without limitation, the vesting and acceleration provisions therein), except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively. Each Purchaser Option shall: (i) represent the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock that were subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) ninety percent (90%) of the Conversion Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the corresponding Company Option, divided by (B) ninety percent (90%) of the Conversion Ratio.
(ii)   As soon as reasonably practicable following the Effective Time, each holder of an in-the-money Company Option shall receive, with respect to such Company Option, an award of restricted stock units of Purchaser denominated in a number of shares of Purchaser Common Stock (each, an “Purchaser Earnout RSU”) equal to the product of (A) the number of shares of Company Common Stock that were subject to the Company Option immediately prior to the Effective Time, multiplied by (B) ten percent (10%) of the Conversion Ratio (rounded down to the nearest whole number of shares of Purchaser Common Stock). The Purchaser Earnout RSUs shall be granted under the Incentive Plan pursuant to award agreements in a form to be reasonably acceptable to the Purchaser and the Company prior to the Closing.
(iii)   Notwithstanding anything in the foregoing to the contrary, a holder of a Company Option shall be granted a Purchaser Earnout RSU only if such holder remains in continuous service to the Company or its successor through the grant date of such award. In addition, each Purchaser Earnout RSU shall be subject to substantially the same service-based vesting conditions and acceleration provisions as applied to the former Company Option; provided that, in addition to such service-based vesting conditions, (i) one-half of each Purchaser Earnout RSU shall be subject to each of the share-price based performance vesting conditions described in Section 1.16(b)(i) and (ii) the remaining one-half of each Purchaser Earnout RSU shall be subject to each of the share-price based performance vesting conditions described in Section 1.16(b)(ii) (clauses (i) and (ii) collectively, the “RSU Performance Milestones”). If the service of the holder of a Purchaser Earnout RSUs terminates before the RSU Performance Milestones have been satisfied, then the portion of the Purchaser Earnout RSUs for which the service-based vesting conditions have been satisfied (taking in account any acceleration provisions) shall remain outstanding and eligible to vest upon achievement of the applicable RSU Performance Milestone. Any Purchaser Earnout RSUs for which the service-based vested conditions have not been satisfied as of such termination of service (taking in account any acceleration provisions) shall be forfeited and cancelled without payment. If any RSU Performance Milestone fails to be satisfied by the end of the Earnout Period, then the Purchaser Earnout RSUs corresponding to such RSU Performance Milestone shall be forfeited and cancelled without payment as of the end of the Earnout Period.
(iv)   At the Effective Time, if the Company Non-Plan Option remains outstanding, it shall be cancelled without payment in accordance with its terms. Prior to the Effective Time, the Company shall have notified the holder of the Company Non-Plan Option of the Merger and given such holder an opportunity to exercise the Company Non-Plan Option in accordance with Section 11(b)(v) of the Company Non-Plan Option.
(v)   The Purchaser shall take all corporate action necessary to reserve for future issuance a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of Purchaser Options and the settlement of Purchaser Earnout RSUs, and shall maintain such reserve for so long as any of the Purchaser Options and Purchaser Earnout RSUs remain outstanding. From and after the Effective Time, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan. Within a reasonably practicable period (subject to SEC rules and guidelines for a former shell company) after the Closing, the Purchaser shall file with the SEC a registration statement on Form S-8 (or any successor form, or, if Form S-8 is not available, other appropriate forms as may be required under applicable Law) relating to the shares of Purchaser Common Stock issuable with respect to the Purchaser Options and Purchaser Earnout RSUs, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for as long as required to issue Purchaser Common Shares pursuant to the Purchaser Options and Purchaser Earnout RSUs.
(e)   Company Warrants.
(i)   Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time and that would automatically and fully be net-exercised in accordance with its terms by virtue of the occurrence of the Merger without the requirement of any other election or action by the Company or holder thereof, shall automatically, without any action on the part of the holder thereof, be net-exercised in accordance with its terms immediately prior to the Effective Time and such Company Warrant shall be cancelled and eligible for the consideration set forth in Section 1.9 based upon the number of shares of Company Stock into which such Company Warrant was automatically exercised (or, with respect to Company Warrants that are convertible into shares of Company Preferred Stock by their terms, based upon the number of shares of Company Stock into which the shares of Company Preferred Stock issuable upon warrant exercise exchange or convert in accordance with the Company Preferred Stock Exchange pursuant to Section 1.7).

(ii)   Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time (and which is not automatically and fully exercised in accordance with its terms pursuant to Section 1.10(e)(i)) shall automatically, without any action on the part of the holder thereof, be assumed by the Purchaser and converted into (A) a warrant to purchase that number of shares of Purchaser Common Stock equal to the product of (1) ninety percent (90%) of the number of shares of Company Stock subject to such Company Warrant multiplied by (2) the Conversion Ratio (each such warrant, an “New Purchaser Warrant”) and (B) solely with respect to New Purchaser Warrants issued to holders of in-the-money Company Warrants, a warrant to purchase a number of shares of Purchaser Common Stock (the “Warrant Earnout Shares”) equal to the product of (1) ten percent (10%) of the number of shares of Company Stock subject to such Company Warrant multiplied by (2) the Conversion Ratio (each such warrant, an “Earnout Warrant”, and together with the New Purchaser Warrants, the “Assumed Warrant”), with (i) one-half of the Warrant Earnout Shares underlying each Earnout Warrant being subject to each of the share-price based vesting conditions described in Section 1.16(b)(i) and (ii) the remaining one-half of the Warrant Earnout Shares underlying each such Earnout Warrant being subject to each of the share-price based vesting conditions described in Section 1.16(b)(ii).   Each Assumed Warrant shall be in a form mutually agreed by the Purchaser and the Company prior to the Closing and, except as otherwise set forth in this Agreement, shall be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Warrant immediately prior to the Effective Time, except that each New Purchaser Warrant and Earnout Warrant shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of the Company Warrant by (y) the Conversion Ratio (which price per share shall be rounded up to the nearest whole cent). Upon exercise of any Assumed Warrant, no evidence of book-entry shares representing fractional shares of Purchaser Common Stock shall be issuable thereunder; in lieu of the issuance of any such fractional share, Purchaser shall round down to the nearest whole share of Purchaser Common Stock.
(f)   Company Convertible Notes. Prior to the Effective Time, all of the Company Convertible Notes shall have been exercised and all of the shares of Company Class E Preferred Stock into which such Company Convertible Notes converted shall have been exchanged or converted for shares of Company Common Stock as part of the Company Preferred Stock Exchange in accordance with Section 1.7 as part of the Company Preferred Stock Exchange.
(g)   Other Company Convertible Securities. Any Company Convertible Security other than a Company Option or Company Warrant, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.
1.11   Surrender of Company Securities and Disbursement of Merger Consideration.
(a)   Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”) for Stockholder Merger Consideration. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration (less the Stockholder Earnout Shares, which will be deposited in the Escrow Account in accordance with Section 1.16). At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange (a “Letter of Transmittal”) in a form to be mutually agreed upon by the Company and the Purchaser.
(b)   Each Company Stockholder shall be entitled to receive its Stockholder Pro Rata Share of the Stockholder Merger Consideration (less the Stockholder Earnout Shares) in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Securities described in Sections 1.10(b) or 1.10(c)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”) in forms to be mutually agreed by the Purchaser and the Company prior to the Closing: (i) a properly completed and duly executed Letter of Transmittal and (ii) such other related documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company

Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration (subject to the withholding of the Stockholder Earnout Shares) attributable to such Company Certificate.
(c)   If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, a counterpart to a Lock-Up Agreement (or if Gregory Kress, the Non-Competition Agreement), and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.11. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall provide the other Transmittal Documents. Subject to applicable Law, following delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.
(e)   All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of any Earnout Escrow Property disbursed to the Escrow Agent in accordance with the Escrow Agreement that remains unclaimed by Company Stockholders four (4) years after the Effective Time shall be returned to the Purchaser and any Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Merger Consideration in accordance with this Section 1.11 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the applicable Merger Consideration in respect of such Company Securities without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
(f)   The Purchaser shall not issue Assumed Warrants in respect of Company Warrants until it shall have received from each holder thereof (i) a duly executed Letter of Transmittal with respect to such Company Warrant, and (ii) a duly executed counterpart to an agreement setting forth the terms of the Assumed Warrant in a form to be mutually agreed upon prior to the Closing by the Company and the Purchaser, which, among other matters, will release the Company from its obligations with respect to the Company Warrant.
(g)   Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.
1.12   Effect of Transaction on Merger Sub Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
1.13   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
1.14   Company Loans to Holders of Company Securities.   In the event that the loan set forth in Schedule 1.14 remains outstanding as of the Effective Time, the Merger Consideration payable to such holder of Company Securities pursuant to Section 1.10 hereof shall be reduced by a number of shares of Purchaser Common Stock (rounded down to the nearest whole share) equal to (x) the outstanding principal amount of such loan, plus accrued interest, if any, as of the Effective Time, divided by (y) the Redemption Price.
1.15   Appraisal Rights.   No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration (including the Stockholder Earnout Shares) shall be reduced by the Stockholder Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration (or Stockholder Earnout Shares) with respect to any Dissenting Shares.
1.16   Earnout and Escrow.
(a)   At or prior to the Closing, the Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to the Purchaser and the Company), as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Company (the “Escrow Agreement”), pursuant to which the Purchaser shall issue in the name of the Company Stockholders the Stockholder Earnout Shares, each valued at the Redemption Price. Purchaser shall deposit such Stockholder Earnout Shares with the Escrow Agent to be held, along with any other dividends, distributions or other income on such Stockholder Earnout Shares (together with such Stockholder Earnout Shares, the “Earnout Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of this Section 1.16 and the Escrow Agreement. The Company Stockholders shall be shown as registered owners of such Stockholder Earnout Shares on the books and records of Purchaser, and subject to any limitations set forth in this Section 1.16, shall be entitled to exercise voting rights and to receive dividends (if declared) with respect to such Stockholder Earnout Shares (other than non-taxable stock dividends, which shall be included as part of the Earnout Escrow Property). The Earnout Escrow Property shall be allocated among and transferred to the Company Stockholders pro rata based on their Stockholder Pro Rata Share as additional consideration from the Purchaser based on the performance of the Purchaser’s Common Stock during the three (3) year period after the Closing (the “Earnout Period”) in accordance with this Section 1.16, which Stockholder Pro Rata Share shall be payable to such Company Stockholders in the form of Stockholder Earnout Shares and any related dividends, distributions or other income thereon. Unless otherwise required by Law, all distributions made from the Escrow Account to the Purchaser shall be treated by the Parties as an adjustment to the number of shares of Merger Consideration received by the Company Stockholders pursuant to Article I hereof.
(b)   Distributions of Earnout Escrow Property shall be made, subject to receipt of the necessary Transmittal Documents in accordance with Section 1.11, from the Escrow Account upon the occurrence and continuation of the following events, if any:
(i)   In the event that the VWAP of the Purchaser Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the Closing) (the “Tier I Share Price Target”) for thirty (30) consecutive Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, (A) each Company Stockholder in whose name Stockholder Earnout Shares are issued shall be entitled to receive from the Escrow Account its Stockholder Pro Rata Share of 50% (one half) of the Earnout Escrow Property, (B) 50% (one-half) of the share-price based performance vesting condition of each Purchaser Earnout RSU shall be deemed satisfied and (C) 50% (one-half) of the share-price based vesting condition of each Earnout Warrant shall be deemed satisfied.
(ii)   In the event that the VWAP of the Purchaser Common Stock equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the Closing) (the “Tier II Share Price Target”, and together with the Tier I Share Price Target, the “Share Price Targets”) for thirty (30) consecutive Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, (A) each Company Stockholder in whose name Stockholder Earnout Shares are issued shall be entitled to receive from the Escrow Account its Stockholder Pro Rata Share of the remaining Earnout Escrow Property, (B) the share-price based performance vesting condition of each Purchaser Earnout RSU shall be deemed satisfied in full and (C) the share-price based vesting condition of each Earnout Warrant shall be deemed satisfied in full.
(iii)   For purposes hereof, the thirty-day periods may be overlapping, such that both targets may be achieved simultaneously or within thirty days of each other.
(c)   After the Closing, the Purchaser’s Chief Financial Officer (the “CFO”) will monitor the VWAP of Purchaser Common Stock on the principal securities exchange or securities market on which Purchaser Common Stock is then traded on each Trading Day during the Earnout Period, and as soon as practicable (and in any event within ten (10) Business Days) after the end of each monthly anniversary of the Closing during the Earnout Period, the Purchaser’s CFO will prepare and deliver to each of the Purchaser Representative and the Seller Representative (together, the “Party Representatives”) a written statement (each, an “Earnout Statement”) that sets forth (i) the VWAP of Purchaser Common Stock on the principal securities exchange or securities market on which Purchaser Common Stock is then traded on each Trading Day for such monthly anniversary period then ended and the preceding monthly periods during the Earnout Period and (ii) whether one, both or neither Share Price Target has been achieved during the Earnout Period. Each Party Representative will have fifteen (15) Business Days after its receipt of an Earnout Statement to review it. Each Party Representative may make inquiries to the Purchaser’s CFO and related Purchaser and Surviving Corporation personnel and advisors regarding questions concerning or disagreements with the Earnout Statement arising in the course of their review thereof, and the Purchaser and the Surviving Corporation shall provide reasonable cooperation in connection therewith. If either Party Representative has any objections to an Earnout Statement, such Party Representative shall deliver to the Purchaser and the Surviving Corporation (to the attention of the CFO) and the other Party Representative a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Party Representative within twenty (20) Business Days following the date of delivery of each Earnout Statement, then such Party Representative will have waived its right to contest such Earnout Statement and the calculation of the VWAP of Purchaser Common Stock during the applicable portion of the Earnout Period (and whether the Share Price Targets has been achieved) as set forth in such Earnout Statement. If such written statement is delivered by a Party Representative within such twenty (20) Business Day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day. If the Purchaser Representatives do not reach a final resolution during such ten (10) Business Day period, then the final determination of the VWAP of Purchaser Common Stock during the applicable portion of the Earnout Period then the dispute shall be referred to the independent directors serving on the Purchaser’s board of directors at such time that are disinterested in the Stockholder Earnout Shares, Earnout Warrants, Purchaser Earnout RSUs (i.e., such independent director is not a Company Stockholder, an Affiliate of a Company Stockholder, or an officer, director, manager, employee, trustee or beneficiary of a Company Stockholder, nor an immediate family member of any of the foregoing) (each, a “Disinterested Independent Director”), who shall determine, by vote or consent of a majority of the Disinterested Independent Directors, whether one, both, or neither Share Price Target has been achieved and whether the Company Security Holders are entitled to receive Stockholder Earnout Shares, satisfy the share-price based performance vesting condition of the Purchaser Earnout RSUs or satisfy the share-price based vesting condition of the Earnout Warrants, as applicable, as a result thereof.
(d)   If there is a final determination in accordance with Section 1.16(c) that the applicable Company Security Holders are entitled to receive Stockholder Earnout Shares or Purchaser Earnout RSUs, or whether the share-based vesting condition of the Earnout Warrants have been satisfied, as applicable, for having achieved the Tier I Price Target, the Tier II Price Target, or both, 50% or 100% of the Earnout Escrow Property, as applicable, within three (3) Business Days of such final determination, the Representative Parties shall provide the Escrow Agent with joint written instructions to release the Earnout Escrow Property to the applicable Company Security Holders. In the event that one or both of the Share Price Targets are not achieved, there shall be partial disbursements, or no disbursements, as applicable, of Earnout Escrow Property from the Escrow Account and all or a portion, as applicable, of the Earnout Shares shall be delivered from the Escrow Account to the Purchaser, to be cancelled by the Purchaser.
(e)   Following the Closing (including during the Earnout Period), the Purchaser and its Subsidiaries, including the Target Companies, will be entitled to operate their respective businesses based upon the business requirements of the Purchaser and its Subsidiaries. Each of the Purchaser and its Subsidiaries, including the Target Companies will be permitted, following the Closing (including during the Earnout Period), to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on, the share price of Purchaser Common Stock and the ability of Company Security Holders to earn the Stockholder Earnout Shares, satisfy the share-price based performance vesting condition of the Purchaser Earnout RSUs or satisfy the share-price based vesting condition of the Earnout Warrants, as applicable, the Company Security Holders will not have any right to claim the loss of all or any portion of any Stockholder Earnout Shares, the Purchaser Earnout RSUs, the Earnout Warrants or other damages as a result of such decisions. Notwithstanding the foregoing, the Purchaser shall not, and shall cause its Subsidiaries, including the Target Companies, not to, take or omit to take any action that has the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Share Price Targets.
(f)   Any payment made pursuant to Section 1.16 shall be treated as an adjustment to the Merger Consideration by the Parties for Tax purposes, unless otherwise required by a change in applicable Tax Law.
ARTICLE II
CLOSING
2.1   Closing.   Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically, through the exchange of documents via electronic mail or facsimile, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business

Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR at least two (2) Business Days prior to the date hereof (it being acknowledged that nothing disclosed in such a SEC Report under the headings “Risk Factors” or “Forward-Looking Statements” will be deemed to modify or qualify and representations or warranties set forth in Article III), the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:
3.1   Organization and Standing.   The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.
3.2   Authorization; Binding Agreement.   The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Required Purchaser Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).
3.3   Governmental Approvals.   Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with NYSE or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.4   Non-Contravention.   Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.
3.5   Capitalization.
(a)   The Purchaser is authorized to issue (i) 200,000,000 Purchaser Ordinary Shares, and (ii) 2,000,000 Purchaser Preference Shares. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding Purchaser Preference Shares. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Islands Companies Law, Purchaser Memorandum and Articles or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.
(b)   Prior to giving effect to the merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, the Purchaser does not have any Subsidiaries or own any equity interests in any other Person.
(c)   Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or (B) obligating the Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.
(d)   All Indebtedness of the Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(e)   Since the date of formation of the Purchaser, and except as contemplated by this Agreement (including any redemptions that may occur in connection with an Extension, if any), the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.
3.6   SEC Filings and Purchaser Financials.
(a)   The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required restatements of the Purchaser Financials (defined below) or the SEC Reports) to the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was issued by the SEC on April 12, 2021, and related guidance by the SEC (the “SEC April Warrant Statement”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Units, the Purchaser Ordinary Shares and the Purchaser Warrants are listed on NYSE, (B) the Purchaser has not received any written deficiency notice from NYSE relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on NYSE and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of NYSE.
(b)   Except for any changes (including any required restatements of the Purchaser Financials (defined below) or the SEC Reports) to the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the SEC April Warrant Statement, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).
(c)   Except for any changes (including any required restatements of the Purchaser Financials or the SEC Reports) to the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the SEC April Warrant Statement and except as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s last Annual Report on Form 10-K.
3.7   Absence of Certain Changes.   As of the date of this Agreement, except as set forth in Schedule 3.7, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2020, has not been subject to a Material Adverse Effect on the Purchaser.
3.8   Compliance with Laws.   The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.
3.9   Actions; Orders; Permits.   There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.
3.10   Taxes and Returns.
(a)   The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. The Purchaser has complied in all material respects with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(b)   Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.
(c)   To the Knowledge of Purchaser, there are no facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.11   Employees and Employee Benefit Plans.   The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) from Purchaser or its Subsidiaries becoming due to any director, officer or employee of Purchaser or (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit. There is no arrangement with respect to any employee of Purchaser that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Purchaser and no arrangement exists pursuant to which the Purchaser will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.
3.12   Properties.   The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.
3.13   Material Contracts.
(a)   Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $200,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.
(b)   With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.
3.14   Transactions with Affiliates.   Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.
3.15   Merger Sub Activities.   Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.
3.16   Investment Company Act.   The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17   Finders and Brokers.   Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.
3.18   Ownership of Stockholder Merger Consideration.   All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, the Escrow Agreement and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.
3.19   Certain Business Practices.
(a)   Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.
(b)   The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.
(c)   None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
3.20   Insurance.   Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, products, products liability, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.
3.21   Purchaser Trust Account.   As of April 23, 2021, the Trust Account has a rounded off balance of no less than $139,186,000. Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person (other than the underwriters of the IPO, Public Shareholders who shall have elected to redeem their Purchaser Common Stock pursuant to the Purchaser Memorandum and Articles (or in connection with an extension of Purchaser’s deadline to consummate a Business Combination) or Governmental Authorities for Taxes) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the first sentence of Section 8.1.
3.22   Independent Investigation.   The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.
3.23   No Other Representations.   Except for the representations and warranties expressly made by the Purchaser in this Article III or as expressly set forth in an Ancillary Document, neither the Purchaser, nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Purchaser, the Purchaser Representative, the Purchaser Securities, the business of the Purchaser, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser or any of its respective Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Target Companies, the Company Security Holders or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Target Companies, the Company Security Holders or any of their respective Representatives by any Representative of the Purchaser), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (or where disclosures have sufficient detail that it is reasonably apparent on its face that it relates to another Section of this Article IV), the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:
4.1   Organization and Standing.   The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business as of the date of this Agreement and all names other than its legal name under which any Target Company does business as of the date of this Agreement. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.
4.2   Authorization; Binding Agreement.   The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Company’s Organizational Documents (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval and the Required Convertible Noteholders, and such Voting Agreements are in full force and effect. The Voting Agreements delivered by the Company to the Purchaser include holders of (x) at least 50% of the outstanding shares of Company Series A-2 Preferred Stock, Company Series B Preferred Stock, Company Series B-1 Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock, (y) at least 50% of the outstanding shares of Company Series E Preferred Stock and (z) at least the Required Convertible Noteholders, and such Voting Agreements are in full force and effect.
4.3   Capitalization.
(a)   The Company is authorized to issue (i) 60,688,172 shares of Company Common Stock, par value $0.0001 per share, of which 16,258,957 shares are issued and outstanding, and (ii) 41,641,842 shares of Company Preferred Stock, par value $0.0001 per share, of which 22,579,695 shares are issued and outstanding. With respect to the Company Preferred Stock, the Company has designated (A) 4,999,900 shares as Series A-1 Preferred Stock, of which no shares are outstanding, (B) 5,000,000 shares as Series A-2 Preferred Stock, of which 3,000,667 shares are outstanding, (C) 3,044,939 shares as Series B Preferred Stock, of which 1,809,751 shares are outstanding, (D) 2,405,620 shares as Series B-1 Preferred Stock, of which 2,174,591 shares are outstanding, (E) 8,768,097 shares as Series C Preferred Stock, of which 4,973,101 shares are outstanding, (F) 6,560,933 shares as Series D Preferred Stock, of which 3,965,857 shares are outstanding, (G) 10,862,353 shares as Series E Preferred Stock, of which 6,655,728 shares are outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a) as of the date of this Agreement, along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the DGCL.
(b)   As of the date of this Agreement, the Company has reserved 16,942,546 shares of Company Common Stock for issuance pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. As of the date of this Agreement, of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (x) 8,016,799 of such shares are reserved for issuance upon exercise of Company Options that are outstanding as of the date of this Agreement, (y) 2,187,248 of such shares were issued upon exercise of Company Options previously granted under the Company Equity Plan, and (z) 6,738,499 of such shares remain available for future awards permitted under the Company Equity Plan. In addition, the Company has reserved 15,000 shares of Company Common Stock for issuance to the holder of a Company Non-Plan Option.
(c)   Other than as set forth on Schedule 4.3(b) as of the date of this Agreement, there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(c), as of the date of this Agreement, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(d)   Except as disclosed in the Company Financials, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.
4.4   Subsidiaries.   Schedule 4.4 sets forth as of the date of this Agreement, the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents) and no depositary receipts have been issued for or in respect of any equity securities issued by any Subsidiary. There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
4.5   Governmental Approvals.   Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement and (b) pursuant to Antitrust Laws.
4.6   Non-Contravention.   Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict in any manner with or violate in any respect any Law, Order or Consent applicable to any Target Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in the cases of clauses (b) and (c), as has not been and would not reasonably be expected to be material to any Target Company or its ability to consummate the transactions contemplated by this Agreement or the Ancillary Documents or to perform such Target Company’s obligations hereunder or thereunder.
4.7   Financial Statements.
(a)   As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2020 and December 31, 2019 and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”) and (ii) the unaudited consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of March 31, 2021 (the “Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the three (3) months year-to-date then ended. True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (w) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (x) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (y) comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (z) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.
(b)   Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. In the past three (3) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.
(c)   The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.
(d)   Except as set forth on Schedule 4.7(d), no Target Company is subject to any Liabilities or obligations required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).
(e)   All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.
(f)   All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Companies (net of reserves) within ninety (90) days.
4.8   Absence of Certain Changes.   Except as set forth on Schedule 4.8, since December 31, 2020, to the date of this Agreement, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.
4.9   Compliance with Laws.   Since January 1, 2016, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of (nor has any Target Company received, since January 1, 2016 to the date of this Agreement, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of) any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.
4.10   Company Permits.   Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits as of the date of this Agreement, all of which material Company Permits are listed on Schedule 4.10. All of the material Company Permits are in full force and effect, and no suspension or cancellation of any of the material Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any material Company Permit and as of the date of this Agreement no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any material Company Permit.
4.11   Litigation.   Except as described on Schedule 4.11, as of the date of this Agreement there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought in the past five (5) years or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years to the date of this Agreement, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), or any Target Company’s business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years to the date of this Agreement, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.
4.12   Material Contracts.
(a)   Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected as of the date of this Agreement (each Contract required to be set forth on Schedule 4.12(a), other than a Company Benefit Plan, a “Company Material Contract”) that:
(i)   contains covenants that materially limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;
(ii)   involves any joint venture, profit sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;
(iii)   involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;
(iv)   evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $200,000;
(v)   involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;
(vi)   relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets, in each case with ongoing or future rights or obligations on behalf of any Target Company;
(vii)   by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $250,000 in the 12-month period ended December 31, 2020, or during the 12-month period ending December 31, 2021;
(viii)   is with any Top Customer or Top Supplier;
(ix)   is between any Target Company and any of its present or former directors, officers, contractors or employees of a Target Company (other than at-will employment or consulting arrangements or intellectual property assignment agreements with employees and contractors entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;
(x)   obligates the Target Companies to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);
(xi)   relates to a material settlement entered into within two (2) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);
(xii)   provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;
(xiii)   relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements entered into on a Target Company’s standard form of such agreement, (C) confidentiality agreements entered into in the ordinary course of business, (D) non-exclusive licenses from customers or distributors to any Target Company entered into in the ordinary course of business or (E) feedback and ordinary course trade name or logo rights that are not material to any Target Company;
(xiv)   that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or
(xv)   is otherwise material to any Target Company and not described in clauses (i) through (xiv) above.
(b)   Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, as of the date of this Agreement each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company as of the date of this Agreement, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) as of the date of this Agreement no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.
4.13   Intellectual Property.
(a)   Schedule 4.13(a)(i) sets forth as of the date of this Agreement all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications therefor owned or exclusively licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates and (E) and all deadlines for next actions or any fees due over the next six (6) months. Schedule 4.13(a)(ii) sets forth as of the date of this Agreement all Intellectual Property licenses, sublicenses or permissions (“Company IP Licenses”) (other than (A) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein, (B) licenses granted pursuant to employee or consultant invention assignment agreements entered into on a Target Company’s standard form of such agreement, (C) non-exclusive licenses granted to any Target Company by a customer or distributor in the ordinary course of business or (D) feedback and ordinary course trade name or logo rights that are not material to any Target Company), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property and identifies, in each case, the applicable licensor (specifying any licensors who are Affiliates or Related Parties), and any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), or has valid and enforceable rights to use pursuant to valid contracts or licenses, all Intellectual Property currently used, licensed or held for use by such Target Company. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees or otherwise account to any third party with respect to such Company Registered IP and each such Target Company has paid all required fees, including maintenance and annuity fees, and recorded assignments of all Company Registered IP as required. To the Knowledge of the Company, except as set forth on Schedule 4.13(a), all Company Registered IP is valid and enforceable and in force and effect (other than applications for Company Registered IP).
(b)   Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the business of the Target Companies as presently conducted. Each Target Company has performed all material obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company as of the date of this Agreement, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the

Company, has any event occurred that with notice or lapse of time or both would constitute a material default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not materially restricted by any applicable license of any Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending as of the date of this Agreement, and, to the Knowledge of the Company, all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.
(c)   Schedule 4.13(c) sets forth as of the date of this Agreement all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”) (other than feedback and ordinary course trade name or logo rights that are not material to any Target Company). Each Target Company has performed all material obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.
(d)   As of the date of this Agreement, no Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently owned, or exclusively licensed by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. As of the date of this Agreement, no Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. As of the date of this Agreement, there are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. Except as described in Schedule 4.13(d), to the Knowledge of the Company, no Target Company is currently infringing, or has, in the past six (6) years preceding the date hereof, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. Except as described in Schedule 4.13(d), to the Company’s Knowledge, no third party is currently, or in the past six (6) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned by any Target Company (“Company IP”) in any material respect.
(e)   All current and former directors, officers, employees and independent contractors of a Target Company have assigned or are obligated to assign to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons. No current or former directors, officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. The Target Companies have policies or practices whereby employees and contractors of the Target Companies who create or develop any Intellectual Property in the course of their employment or provision of services for the Target Companies are required to assign to the Target Companies all such employee’s or contractor’s rights therein, and all such employees and contractors have executed valid written agreements in accordance with such policies or practices. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company and, to the

Knowledge of the Company, there is no Intellectual Property arising from services that that current or former directors, officers, employees or independent contractors have performed for Target Company that is material to the Target Company’s Business that has not been assigned to Target Company in accordance with Target Company policies or practices. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP that it desires to maintain as confidential.
(f)   To the Knowledge of the Company as of the date of this Agreement, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies as currently conducted does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.
(g)   Except as would not, individually or in the aggregate, reasonably be expected to be material to a Target Company, (i) to the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the information technology systems currently used to provide material products to customers in the conduct of a Target Company as it is currently conducted (the “IT Systems”) during the two (2) year period preceding and up to the date of this Agreement, (ii) the Target Companies have in place adequate security controls and disaster recovery plans and procedures for the IT Systems and (iii) to the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the IT Systems in the two (2) year period preceding and up to the date of this Agreement that, pursuant to any legal requirement, would require a Target Company to notify customers or employees of such breach or intrusion.
(h)   The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company disclosed in Schedule 4.13(c), or (ii) any Company IP License disclosed in Schedule 4.13(a)(ii). Following the Closing, the Surviving Corporation shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.
4.14   Taxes and Returns.
(a)   Each Target Company has timely filed, or caused to be timely filed, all federal, state, local and foreign income and other material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b)   There is no Action currently pending or, to the Knowledge of the Company, threatened in writing against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(c)   No Target Company is being audited by any Tax authority or has been notified in writing by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any material Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it in respect of any material Taxes (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).
(d)   There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.
(e)   Each Target Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such material Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.
(f)   No Target Company has any outstanding waivers, extensions or requests for extensions of any applicable statute of limitations to assess any amount of Taxes.
(g)   No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.
(h)   No Target Company has participated in, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.
(i)   No Target Company has any Liability for the material Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice documented in writing (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not Taxes) with respect to material Taxes that will be binding on any Target Company with respect to any period following the Closing Date.
(j)   No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.
(k)   No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.
(l)   To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.15   Real Property.   Schedule 4.15 contains a complete and accurate list of all premises leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target

Company as of the date of this Agreement and of all leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”) in effect as of the date of this Agreement, as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to Enforceability Exceptions. No Target Company is under any obligation to carry out material improvements, repairs or reinstatements during or at the end of any of the Company Real Property Leases, nor has any Target Company received any order or instruction with respect to any such improvements, repairs or reinstatements from any other party under any of the Company Real Property Leases or pursuant to any applicable Law. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or, as of the date of this Agreement, any other party under any of the Company Real Property Leases, and, as of the date of this Agreement, no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).
4.16   Personal Property.   Each item of Personal Property which is owned, used or leased by a Target Company as of the date of this Agreement with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, as of the date of this Agreement all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or, as of the date of this Agreement, any other party under any of the Company Personal Property Leases, and as of the date of this Agreement, no Target Company has received notice of any such condition.
4.17   Title to and Sufficiency of Assets.   Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted.
4.18   Employee Matters.
(a)   Except as set forth in Schedule 4.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. As of the date of this Agreement, to the Knowledge of the Company, there is no pending request by employees of a Target Company to have installed a Dutch “works council” to represent such employees, nor has any such request been made during the twelve (12) months prior to the date of this Agreement. Schedule 4.18(a) sets forth all Actions involving unresolved labor controversies (including age or other discrimination claims or unfair labor practice claims), if any, that, as of the date of this Agreement, are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. As of the date hereof, no current officer of a Target Company has provided any Target Company written notice of his or her plan to terminate his or her employment with any Target Company.
(b)   Except as set forth in Schedule 4.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, (collectively, “Employment Laws”), (ii) has not incurred any Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with any Employment Law, and (iii) has not incurred any Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with payment of wages. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any Employment Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(c)   Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ending December 31, 2019, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2020. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.
(d)   Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company as of the date hereof, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of Intellectual Property rights in inventions developed in connection with such contractor’s work for any Target Company in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.
4.19   Benefit Plans.
(a)   Set forth on Schedule 4.19(a) is a true and complete list of each material Benefit Plan of a Target Company as of the date hereof (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code with respect to any person or entity other than another Target Company, nor does any Target Company have any Liability with respect to any collectively-bargained for benefit plans, whether or not subject to the provisions of ERISA.
(b)   Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no fact exists that could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.
(c)   With respect to each Company Benefit Plan that covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has made available to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plans and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority within the last three (3) years.
(d)   With respect to each Company Benefit Plan: (i) to the Knowledge of the Company, no breach of fiduciary duty that could reasonably be expected to result in Liability to any Target Company has occurred; (ii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred that could reasonably be likely to result in liability to any Target Company, excluding transactions effected pursuant to a statutory or administration exemption.
(e)   During the six (6) year period preceding the Effective Time, no Target Company or any of their ERISA Affiliates has maintained, contributed to, or had an obligation to contribute to (i) a “defined benefit plan” (as defined in Section 414(j) of the Code), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a “multiple employer plan” (as described in Section 413(c) of the Code). No Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and neither the Target Company nor any ERISA Affiliate has incurred any Liability, contingent or otherwise, under Title IV of ERISA and, to the Company’s Knowledge, no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.
(f)   With respect to each Company Benefit Plan that is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.
(g)   The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not, by itself: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.
(h)   Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.
(i)   Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) has been administered in compliance, and is in documentary compliance, in each case in all material respects, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for any Taxes or interest imposed pursuant to Section 409A of the Code.
(j)   The Company has made available to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder, and the stock option agreement evidencing the Company Non-Plan Option. Schedule 4.3(b) sets forth the beneficial and record owners of all outstanding Company Options and the Company Non-Plan Option as of the date of this Agreement (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule).
(k)   Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option and Company Non-Plan Option was duly authorized no later than the date on which the grant of such Company Option or Company Non-Plan Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto (including electronic execution and delivery); (ii) each such grant was made in accordance with the terms of the Company Equity Plan (except for the Company Non-Plan Option) and all other applicable Laws; (iii) the per share exercise price of each Company Option and Company Non-Plan Option was equal or greater than the fair market value (within the meaning of Section 409A of the Code) of a share of Company Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.
(l)   Each Foreign Pension Plan has been maintained in all material respects in compliance with its terms and with the requirements of all applicable Laws and has been maintained, where required, in good standing with applicable regulatory authorities. Each Target Company has complied in all material respects with the requirements of any Foreign Statutory Plan. As of the date of this Agreement, all contributions required to be made with respect to a Foreign Pension Plan or a Foreign Statutory Plan have been timely made. As of the date of this Agreement, no Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan or Foreign Statutory Plan. No Target Company located outside of the United States is an “own risk bearer” (eigen risico drager) for any statutory social benefits. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan, determined as of the end of the Target Company’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Foreign Pension Plan allocable to such benefit liabilities.
4.20   Environmental Matters.   Except as set forth in Schedule 4.20:
(a)   Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.
(b)   No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.
(c)   No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.
(d)   No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. To the Company’s Knowledge, no fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.
(e)   To the Knowledge of the Company, there is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or previously owned, operated, or leased property of a Target Company pending or threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.
(f)   To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.
(g)   The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company, in each case that are in the Company’s possession.
4.21   Transactions with Related Persons.   Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past two (2) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any material receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any material payable or other obligation or commitment to any Related Person.

4.22   Insurance.
(a)   Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company as of the date hereof relating to a Target Company or its business, products, properties, assets, liabilities, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Company’s Knowledge, each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In the two (2) years preceding the date of this Agreement, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.
(b)   Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company in the past three (3) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to a Target Company. No event has occurred, and, to the Knowledge of the Company, no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. In the three (3) years preceding the date hereof, no Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.
4.23   Books and Records.   All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course of business consistent with past practice and in accordance with applicable Laws.
4.24   Top Customers and Suppliers.   Schedule 4.24 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020, and (b) the period from January 1, 2021 through the Interim Balance Sheet Date, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”) along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and as of the date of this Agreement (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.
4.25   Certain Business Practices.
(a)   No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.
(b)   Since January 1, 2016, the operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.
(c)   No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
4.26   Investment Company Act.   No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.
4.27   Finders and Brokers.   Except as set forth in Schedule 4.27, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.
4.28   Independent Investigation.   The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.
4.29   Information Supplied.   None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.
4.30   No Other Representations.   Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an

Ancillary Document, no Target Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Companies, the Company Security Holders, the Company Shares, the business of the Target Companies, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaim any other representations or warranties, whether implied or made by any Target Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser, the Purchaser Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, the Purchaser Representative or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.
ARTICLE V
COVENANTS
5.1   Access and Information.
(a)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.17, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.
(b)   During the Interim Period, subject to Section 5.17, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2   Conduct of Business of the Company.
(a)   Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take commercially reasonable measures to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.
(b)   Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:
(i)   amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, other than the issuance of Company Common Stock upon the exercise of Company Options, Company Non-Plan Options and Company Warrants outstanding as of the date hereof in accordance with their existing terms, or engage in any hedging transaction with a third Person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the repurchase of Company Common Stock from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service);
(iv)   incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business and the HSR Fee Loan), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $500,000 individually or $1,000,000 in the aggregate;
(v)   (A) increase the wages, salaries or compensation of its Senior Vice Presidents and above other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), (B) make or commit to make any bonus payment (whether in cash, property or securities) other than in the ordinary course of business consistent with past practice, and in any event not in the aggregate by more than five percent (5%), (C) materially increase other benefits of employees generally other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or (D) enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or other employee, in each case with respect to clauses (A) through (D), other than as required by applicable Law or pursuant to the terms of any Company Benefit Plans;
(vi)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, file any amended Tax Return or claim for refund, or make any material change in its method of Tax accounting, in each case except as required by applicable Law or in compliance with GAAP;
(vii)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding lapses or terminations of Contracts pursuant to the terms thereof), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;
(viii)   terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;
(ix)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(x)   establish any Subsidiary or enter into any new line of business;
(xi)   fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
(xii)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;
(xiii)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $500,000 individually or $1,000,000 in the aggregate;
(xiv)   close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;
(xv)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;
(xvi)   make capital expenditures in excess of $500,000 (individually for any project (or set of related projects) or $1,000,000 in the aggregate);
(xvii)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(xviii)   voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Company Material Contract or Company Benefit Plan in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.2;
(xix)   enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;
(xx)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxi)   except as required by Section 5.2(c) or Section 5.2(d), enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or
(xxii)   authorize or agree to do any of the foregoing actions.
provided, that any actions reasonably taken in good faith by the Company or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including orders of Governmental Authorities) related to COVID-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 5.2. The Company shall notify the Purchaser in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the business of the Target Companies, in consultation with the Purchaser whenever practicable.
5.3   No Control of the Company’s Business.   Purchaser acknowledges and agrees that: (i) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Purchaser shall be required with respect to any matter set forth in Section 5.1, Section 5.2, or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Law.
5.4   Conduct of Business of the Purchaser.
(a)   Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.4, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take commercially reasonable measures to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.4, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.
(b)   Without limiting the generality of Section 5.4(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by any PIPE Investment consented to by the Company in accordance with Section 5.22) or as set forth on Schedule 5.4, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:
(i)   amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of Purchaser securities issuable upon conversion or exchange of outstanding Purchaser securities in accordance with their terms, the issuance of securities in connection with any PIPE Investment (or any other action or transaction by the Purchaser undertaken with the consent of the Company in accordance with Section 5.21) existing terms, or engage in any hedging transaction with a third Person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than obligations under the HSR Fee Loan, if any, in excess of $500,000 individually or $1,000,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.4(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment, the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000, or the Purchaser’s responsibility for costs and expenses required for filings pursuant to Antitrust Laws, as applicable);
(v)   make or rescind any material election relating to material Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its method of Tax accounting, in each case except as required by applicable Law or in compliance with GAAP;
(vi)   amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;
(vii)   terminate, waive or assign any material right under any Purchaser Material Contract;
(viii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(ix)   establish any Subsidiary or enter into any new line of business;
(x)   fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
(xi)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;
(xii)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $500,000 individually or $1,000,000 in the aggregate;
(xiii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;
(xiv)   make capital expenditures in excess of $500,000 individually for any project (or set of related projects) or $1,000,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);
(xvi)   voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.4 during the Interim Period;
(xvii)   enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;
(xviii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xix)   authorize or agree to do any of the foregoing actions;
provided, that any actions reasonably taken in good faith by the Purchaser or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including orders of Governmental Authorities) related to COVID-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 5.4. The Purchaser shall notify the Company in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the Purchaser and its Subsidiaries.
5.5   Annual and Interim Financial Statements.   During the Interim Period, within thirty (30) calendar days following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.
5.6   Purchaser Public Filings.   During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Purchaser Units, the Purchaser Ordinary Shares and the Purchaser Warrants on NYSE; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on NYSE only the Purchaser Common Stock and the Purchaser Warrants.
5.7   No Solicitation.
(a)   For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.
(b)   During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each

Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.
(c)   Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.
5.8   No Trading.   The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and NYSE promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.
5.9   Notification of Certain Matters.   During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied at the Closing or the satisfaction of those conditions being delayed past the Outside Date; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.10   Efforts.
(a)   Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.
(b)   In furtherance and not in limitation of Section 5.10(a), to the extent required under any Laws (including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”)) that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or a lessening of competition (“Antitrust Laws”), each Party hereto agrees to make or have its ultimate parent entity as that term is defined in the HSR Act to make, any required filing or application under Antitrust Laws, as applicable, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.
(c)   The Parties hereby acknowledge and agree that the Company and the Purchaser shall each be responsible for fifty percent (50%) of all filing fees and expenses under any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required under the Hart-Scott Rodino Act (with the Purchaser’s fifty percent (50%) share of all such filing fees and expenses being the “Purchaser HSR Fees and Expenses”); provided, however, that, in the event that any fees and expenses are required to be paid for filings required pursuant to Antitrust Laws, the Company shall pay the full amount (including the Purchaser’s portion thereof) of any such fees and expenses when due, as a loan to the Purchaser (the “HSR Fee Loan”), to be repaid or otherwise satisfied in full as follows: (i) if there is a Closing, the obligation to repay the HSR Fee Loan shall be an inter-company loan between the Purchaser and the Company and shall either be satisfied from funds in the Trust Account in accordance with Section 5.21 or forgiven as an inter-company loan, (ii) if this Agreement is validly terminated prior to the Closing in accordance with Section 7.1, then upon the earlier of (A) the consummation of a Business Combination by the Purchaser with any person or (B) the liquidation of the Trust Account in the event that the Purchaser does not consummate its initial business combination by its deadline to do so in the Purchaser Memorandum and Articles (as it may be extended by amendment thereto), subject to Section 8.1. If the Company provides a HSR Fee Loan in accordance herewith, the Purchaser shall, simultaneously with the Company’s payment of the Purchaser HSR Fees and Expenses on behalf of the Purchaser, deliver to the Company a promissory note for the amount of the Purchaser HSR Fees and Expenses to be repaid under the HSR Fee Loan, in customary form reasonably acceptable to the Company.
(d)   As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.
(e)   Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.
5.11   Tax Matters.   Each of the Parties shall use its reasonable best efforts to (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, depending on the facts at the time of the Closing, (ii) cause the Merger and the PIPE Investment to qualify as an “exchange” within the meaning of Section 351 of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to (i) cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) depending on the facts at the time of the Closing, cause the Merger and the PIPE Investment to fail to qualify as an “exchange” within the meaning of Section 351 of the Code. The Parties intend to report and shall report, for federal income tax purposes, and shall not take any position inconsistent with (whether in audits, Tax Returns or otherwise) the treatment of, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Parties agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the treatment described in this Section 5.11 by any Governmental Authority.
5.12   Transfer Taxes.   After the Closing, the Purchaser shall pay for and bear any sales, use, real property transfer, stamp, stock transfer, or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or other transactions contemplated by this Agreement.

5.13   Further Assurances.   The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.
5.14   The Registration Statement.
(a)   As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Extraordinary General Meeting (defined below) and providing the Public Shareholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Ordinary Shares redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at an extraordinary general meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Extraordinary General Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger and the Domestication (and, to the extent required, the issuance of any shares in connection with the PIPE Investment), by the holders of Purchaser Ordinary Shares in accordance with the Purchaser’s Organizational Documents, the Cayman Islands Companies Law, the DCGL and the rules and regulations of the SEC and NYSE, (ii) the effecting of the Domestication, (iii) the change of name of the Purchaser and the adoption and approval of the Amended Organizational Documents, (iv) the adoption and approval of a new equity incentive plan (the “Incentive Plan”), in a form to reasonably agreed by the Purchaser and the Company during the Interim Period, which will provide for awards for a number of shares of Purchaser Common Stock equal to (A) 15% of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (as calculated after giving effect to the Redemption), such reserve to be automatically increased as of January 1 of each calendar year beginning with January 1, 2022 and continuing until (and including) January 1, 2031, with such annual increase equal to the lesser of (x) 5% of the total number of shares of Purchaser Common Stock issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (y) an amount determined by the Post-Closing Purchaser Board, plus (B) the number of shares of Purchaser Common Stock that are subject to Purchaser Earnout RSUs issued pursuant to this Agreement, plus (C) the number of shares of Purchaser Common Stock that are subject to Transaction Bonus RSUs granted in accordance with Section 5.23(b), (v) the adoption and approval of a new employee stock purchase plan intended to comply with the applicable requirements under Section 423 of the Code, in such form and substance as reasonably agreed to by the Purchaser and the Company during the Interim Period, which will provide for (A) a purchase price discount of up to 15% in accordance with Section 423 of the Code and (B) a reserve of a number of shares of Purchaser Common Stock equal to 2% of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (as calculated after giving effect to the Redemption), such reserve to be automatically increased as of January 1 of each calendar year beginning with January 1, 2022 and continuing until (and including) January 1, 2031, with such annual increase equal to the lesser of (x) 1% of the total number of shares of Purchaser Common Stock issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (y) an amount determined by the Post-Closing Purchaser Board, (vi) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.19 hereof, (vii) the amendment of the Share Escrow Agreement, dated as of October 17, 2019, by and among the Purchaser, the Purchaser’s initial shareholders named therein and Continental Stock Transfer & Trust Company, as escrow agent thereunder, to shorten the lock-up restrictions on Purchaser Ordinary Shares thereunder to match the lock-up period in the Lock-Up Agreement, (viii) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vii), collectively, the “Purchaser Shareholder Approval Matters”), and (ix) the adjournment of the Purchaser Extraordinary General Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Extraordinary General Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Shareholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Extraordinary General Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the Act, the DGCL and the rules and regulations of the SEC and NYSE. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and Purchaser shall consider any such comments timely made in good faith. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.
(b)   The Purchaser shall cause any information concerning the Purchaser or its stockholders, officers, directors, assets, Liabilities, condition (financial or otherwise), business and operations included in the Registration Statement, or in any amendments or supplements thereto, to be true and correct and to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading, (b) Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Extraordinary General Meeting and the Redemption. Each of the Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents; provided, however, that the Purchaser shall not amend or supplement the Registration Statement without prior consultation with the Company as is reasonable under the circumstances.
(c)   The Purchaser, with the reasonable and timely assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Extraordinary General Meeting and the Redemption promptly after the receipt of such comments and shall give the Company (and its counsel) a reasonable opportunity under the circumstances to review and timely comment on any proposed written or material oral responses to such comments, and the Purchaser shall consider any such comments timely made in good faith under the circumstances.
(d)   As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Extraordinary General Meeting in accordance with the Cayman Islands Companies Law for a date no later than thirty (30) days following the effectiveness of the Registration Statement.
(e)   Purchaser shall comply with all applicable Laws, any applicable rules and regulations of NYSE, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Extraordinary General Meeting and the Redemption. Purchaser shall apply for, and shall take commercially reasonable actions to cause, the Purchaser Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE as of the Closing.
5.15   Company Stockholder Meeting.   As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders or otherwise solicit written consents in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.
5.16   Public Announcements.
(a)   Except as required in connection with any filings or notifications regarding the transactions described herein as may be required under the Antitrust Laws and in responding to any requests for information or documents made by a Governmental Authority investigating the transactions described herein under the Antitrust Laws, the Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.
(b)   The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement); provided, that the Purchaser provides the Company with a reasonable amount of time to complete such review, comment and approval prior to the third (3rd) Business Day after the date hereof. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.
5.17   Confidential Information.
(a)   The Company and the Seller Representative hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.17(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.17(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.
(b)   The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.17(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.17(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its reasonable best efforts (but without required incurrence of cost) to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.
5.18   Documents and Information.   After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.
5.19   Post-Closing Board of Directors and Executive Officers.
(a)   The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the two (2) persons that are designated by the Purchaser prior to the Closing (the “Purchaser Directors”), both of whom shall qualify as an independent director under NYSE rules, (ii) the four (4) persons that are designated by the Company prior to the Closing (the “Company Directors”), all but one (1) of whom shall be required to qualify as an independent director under NYSE rules and (iii) one (1) additional person, who shall qualify as an independent director under NYSE rules, mutually agreed upon prior to the Closing by the Purchaser and the Company. In accordance with the Purchaser Organizational Documents as in effect at the Closing, the Post-Closing Purchaser Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors (constituting the two (2) Company Directors who qualify as independent), initially serving a one (1) year term, such initial term effective from the Closing until the first annual meeting of the Purchaser shareholders after the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors (constituting the Purchaser Directors), initially serving a two (2) year term, such initial term effective from the Closing until the second annual meeting of the Purchaser shareholders after the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third a class of directors, the Class III Directors (constituting the remaining Company Directors) serving a three (3) year term. In accordance with the Amended Organizational Documents, no director on the Post-Closing Purchaser Board may be removed without cause. At or prior to the Closing, the Purchaser will provide each member of the Post-Closing Purchaser Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, to be effective upon the Closing (or if later, upon such director’s appointment).
(b)   The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).
5.20   Indemnification of Directors and Officers; Tail Insurance.
(a)   The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational

Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 5.20 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.
(b)   For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted at or prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.
5.21   Trust Account Proceeds.   The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by the Purchaser from any PIPE Investment shall first be used to pay (a) the Purchaser’s accrued Expenses, (b) the Purchaser’s deferred Expenses (including cash amounts, if any, payable to the IPO Underwriter and any legal fees) of the IPO, (c) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (d) any other Liabilities of the Purchaser as of the Closing, including the Purchaser’s obligations in respect of the HSR Fee Loan, if any. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.
5.22   PIPE Investment.   The Purchaser shall use its commercially reasonable efforts to satisfy the conditions of the PIPE Investors’ closing obligations contained in the Subscription Agreements and consummate the transactions contemplated thereby. The Purchaser shall not terminate, or amend or waive in any manner materially adverse to the Purchaser, any Subscription Agreement without the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned), other than (i) as expressly provided for by the terms of the Subscription Agreements or (ii) to reflect any permitted assignments or transfers of the Subscription Agreements by the applicable PIPE Investors pursuant to the Subscription Agreements. Each of the Purchaser and, as applicable, the Company, shall, and shall cause its Affiliates to, use commercially reasonable efforts to avoid being in breach or default under the Subscription Agreements. Additionally, during the Interim Period, the Purchaser may, but shall not be required to, enter into and consummate additional Subscription Agreements with additional PIPE Investors, including in the event that there is an actual or threatened material breach or default by a PIPE Investor under a Subscription Agreement, or the Purchaser reasonably believes in good faith that such PIPE Investor otherwise is not willing or able to consummate the transactions contemplated thereby upon the satisfaction of the conditions of such PIPE Investor’s closing obligations thereunder, which additional Subscription Agreements shall become part of the PIPE Investment hereunder; provided, that the terms of such additional Subscription Agreements shall not, without the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned), be materially worse to the Purchaser or the Company than those set forth in existing Subscription Agreements. If the Purchaser elects to seek such additional Subscription Agreements (with, solely with respect to any additional Subscription Agreements containing terms that are substantially different from the terms of Subscription Agreements then in effect, the Company’s prior written consent, not to be unreasonably withheld, delayed or conditioned), the Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such additional Subscription Agreements and use their respective reasonable efforts to cause such additional Subscription Agreements to be executed and the transactions contemplated thereby to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by the Purchaser). The Purchaser will deliver to the Company true, correct and complete copies of each Subscription Agreement entered into by the Purchaser and any other Contracts between the Purchaser and PIPE Investors that could affect the obligation of such PIPE Investors to contribute to the Purchaser their applicable portion of the aggregate gross proceeds of the PIPE Investment as set forth in the Subscription Agreement of such PIPE Investor. The Company shall not enter into any Contract with a PIPE Investor during the Interim Period without the prior written consent of the Purchaser, not to be unreasonably withheld, delayed or conditioned.
5.23   Additional Agreements
(a)   As promptly as practicable after the date hereof, and in any event prior to the effectiveness of the Registration Statement, the Company shall enter into new employment agreements with each Key Employee in form and substance reasonably acceptable to the Purchaser (each, a “Key Employee Employment Agreement”), each of which will become effective not later than the Closing.
(b)   Within thirty (30) days following the Closing, Purchaser shall grant fully vested restricted stock unit awards under the Incentive Plan to the individuals identified by the Company prior to Closing (the “Transaction Bonus RSUs”), subject to shareholder approval of the Incentive Plan. Prior to the Closing, the Company shall provide Purchaser with a schedule of the recipients of the Transaction Bonus RSUs and the amounts to be awarded to each such individual, which amounts shall be denominated in shares of Purchaser Common Stock and shall not exceed the aggregate amount set forth in Schedule 5.23(b).   The Transaction Bonus RSUs shall be settled in shares of Purchaser Common Stock no later than the 74th day following the date of grant. Prior to such settlement, the Purchaser shall file with the SEC a registration statement on Form S-8 (or any successor form, or, if Form S-8 is not available, other appropriate forms as may be required under applicable Law) with respect to the shares of Purchaser Common Stock issuable pursuant to the Transaction Bonus RSUs. Each award of Transaction Bonus RSUs shall be subject to the terms of the Incentive Plan and an award agreement in a form reasonably acceptable to the Purchaser and the Company and finalized prior to the Closing.
(c)   Prior to the Closing, the Purchaser and certain Company Stockholders who will be Affiliates of the Purchaser immediately after the Closing shall enter into a registration rights agreement in a form to be reasonably acceptable to the Purchaser and the Company (the “Registration Rights Agreement”) to provide such Company Stockholders with registration rights that are substantially similar in all material respects to, and pari passu with, the registration rights of the Sponsor and EarlyBirdCapital pursuant that that certain Registration Rights Agreement, dated as of October 17, 2019, by and among the Purchaser, the Sponsor and EarlyBirdCapital (subject to the amendment contemplated by Section 5.23(d)).
(d)   Prior to the Closing, the Purchaser, the Sponsor and EarlyBirdCapital shall enter into an amendment, in a form to be reasonably acceptable to the Purchaser and the Company(the “Founder Registration Rights Amendment”), to the Registration Rights Agreement, dated as of October 17, 2019, by and among the Purchaser, the Sponsor and EarlyBirdCapital reflecting that the registration rights of the Sponsor and EarlyBirdCapital thereunder will be pari passu with the registration rights provided to applicable Company Stockholders under the Registration Rights Agreement.
ARTICLE VI
CLOSING CONDITIONS
6.1   Conditions to Each Party’s Obligations.   The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:
(a)   Required Purchaser Shareholder Approval.   The Purchaser Shareholder Approval Matters that are submitted to the vote of the shareholders of the Purchaser at the Purchaser Extraordinary General Meeting in accordance with the Proxy Statement and the Purchaser Memorandum and Articles shall have been approved by the requisite vote of the shareholders of the Purchaser at the Purchaser

Extraordinary General Meeting in accordance with the Purchaser Memorandum and Articles, applicable Law and the Proxy Statement (the “Required Purchaser Shareholder Approval”).
(b)   Required Company Stockholder Approval.   The Company Special Meeting shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).
(c)   Antitrust Laws.   Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.
(d)   Requisite Regulatory Approvals.   All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(d) shall have been obtained or made.
(e)   Requisite Consents.   The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(e) shall have each been obtained or made.
(f)   No Adverse Law or Order.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.
(g)   Net Tangible Assets Test.   Upon the Closing, after giving effect to the Redemption and any PIPE Investment, the Purchaser shall have net tangible assets of at least $5,000,001.
(h)   Purchaser Domestication.   The Domestication shall have been consummated in accordance with Section 1.8.
(i)   Appointment to the Board.   The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.19.
(j)   Registration Statement.   The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.
(k)   NYSE Listing. The shares of Purchaser Common Stock shall have been approved for listing on NYSE, subject to official notice of issuance.
6.2   Conditions to Obligations of the Company.   In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.
(b)   Agreements and Covenants.   The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)   No Purchaser Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.
(d)   Minimum Cash Condition.   Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, prior to giving effect to the payment of the Purchaser’s unpaid Expenses or Liabilities, at least equal to one hundred million U.S. Dollars ($100,000,000).
(e)   Closing Deliveries.
(i)   Officer Certificate.   The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and Section 6.3(c).
(ii)   Secretary Certificate.   The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication), (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.
(iii)   Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
(iv)   Escrow Agreement. The Company shall have received a copy of the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent.
(v)   Registration Rights Agreement. The Company shall have received a copy of a Registration Rights Agreement duly executed by the Purchaser.
(vi)   Founder Registration Rights Amendment. The Company shall have received a copy of the Founder Registration Rights Amendment duly executed by the Purchaser and EarlyBirdCapital.
(vii)   Sponsor Forfeiture. The Sponsor shall have forfeited the Founder Shares set forth in the Sponsor Forfeiture Letter in accordance with its terms.
6.3   Conditions to Obligations of the Purchaser.   In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b)   Agreements and Covenants.   The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)   No Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.
(d)   Certain Ancillary Documents.   Each Lock-Up Agreement and the Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.
(e)   Closing Deliveries.
(i)   Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).
(ii)   Secretary Certificate.   The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.
(iii)   Good Standing.   The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
(iv)   Certified Charter.   The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.
(v)   Key Employee Agreements.   The Purchaser shall have received a duly executed Key Employee Employment Agreement from each Key Employee.
(vi)   Escrow Agreement.   The Purchaser shall have received a copy of the Escrow Agreement, duly executed by the Seller Representative and the Escrow Agent.
(vii)   Transmittal Documents.   The Exchange Agent shall have received from each holder of the Company Warrants the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.
(viii)   Resignations.   Subject to the requirements of Section 5.20, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.
(ix)   Lock-Up Agreements.   The Purchaser shall have received a Lock-Up Agreement for each Significant Company Holder who did not execute and deliver a Lock-Up Agreement to the Purchaser on or prior to the date of this Agreement, duly executed by such Significant Company Holder.

(x)   Termination of Certain Contracts.   The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(e)(x) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.
6.4   Frustration of Conditions.   Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.
ARTICLE VII
TERMINATION AND EXPENSES
7.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:
(a)   by mutual written consent of the Purchaser and the Company;
(b)   by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by August 31, 2021 (the “Outside Date”) (provided, that if the Purchaser seeks and obtains an Extension, the Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for the Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by the Purchaser); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;
(c)   by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;
(d)   by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;
(e)   by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f)   by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which continues uncured for at least 20 days after written notice of such Material Adverse Effect is provided by the Purchaser to the Company;
(g)   by written notice by either the Purchaser or the Company to the other, if the Purchaser Extraordinary General Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Shareholder Approval was not obtained; or
(h)   by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.
7.2   Effect of Termination.   This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (a) Sections 5.16, 5.17, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (b) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any claim in respect of a Fraud Claim against such Party, in either case, prior to the termination of this Agreement (in each case of clauses (a) and (b) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.
7.3   Fees and Expenses.   Subject to Sections 5.10(b), 8.1, 9.14 and 9.15 all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination, any Extension Expenses and costs and expenses relating to the PIPE Investment and the Purchaser HSR Fees and Expenses, if any.
ARTICLE VIII
WAIVERS AND RELEASES
8.1   Waiver of Claims Against Trust.   Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Purchaser’s public shareholders (including overallotment shares acquired by the Purchaser’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Purchaser Ordinary Shares in connection with the consummation of the Purchaser’s initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) or in connection with an extension of the Purchaser’s deadline to consummate a Business Combination, (b) to the Public Shareholders if the Purchaser fails to consummate a Business Combination within twenty-one (21) months after the closing of the IPO, subject to (or up to 24 months if a definitive agreement with respect to a proposed business combination has been executed within 21 months), (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes or (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of the Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative (on behalf of the Company Stockholders) and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.
ARTICLE IX
MISCELLANEOUS
9.1   No Survival.   Representations and warranties of the Company and the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or the Purchaser pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the Purchaser in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.2   Notices.   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by email, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice), provided that with respect to notices deliverable to the Seller Representative, such notices shall be delivered solely via email or facsimile:
If to the Purchaser or Merger Sub at or prior to the Closing, to:
Galileo Acquisition Corp.
1049 Park Ave. 14A
New York, NY 10028
Attn: Alberto Recchi
Telephone No.: (347) 517-1041
Email: alberto.recchi@galileospac.com	with a copy (which will not constitute notice) to:
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Stuart Neuhauser, Esq.
Attn: Matthew A. Gray, Esq.
Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com
Email: mgray@egsllp.com
If to the Purchaser Representative, to: Galileo Founders Holdings, L.P. 1049 Park Ave. 14A New York, NY 10028 Attn: Alberto Recchi Telephone No.: (347) 517-1041 Email: alberto.recchi@galileospac.com	with a copy (which will not constitute notice) to:
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Stuart Neuhauser, Esq.
Attn: Matthew A. Gray, Esq.
Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com
Email: mgray@egsllp.com
If to the Company, to: Shapeways, Inc. Attn: Greg Kress, Chief Executive Officer Email: notices@shapeways.com with a copy (which will not constitute notice) to:
Gunderson Dettmer Stough Villeneuve Franklin &
Hachigian, LLP
1250 Broadway, 23rd Floor
New York, NY 10001
Attn: Hozefa M. Botee
Attn: John H. Olson
Attn: Jeffrey R. Vetter
Attn: Jerry Ku
Phone: (212) 730-8133
Email: hbotee@gunder.com
Email: jolson@gunder.com
Email: jvetter@gunder.com
Email: jku@gunder.com

If to the Seller Representative to: Fortis Advisors LLC Attn: Notices Department (Shapeways) Facsimile No.: (858) 408-1843 Email: notices@fortisrep.com

If to the Purchaser after the Closing, to: Shapeways Holdings, Inc. Attn: Greg Kress, Chief Executive Officer Email: notices@shapeways.com and the Purchaser Representative	with a copy (which will not constitute notice) to:
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1250 Broadway, 23rd Floor
New York, NY 10001
Attn: Hozefa M. Botee
Attn: John H. Olson
Attn: Jeffrey R. Vetter
Attn: Jerry Ku
Phone: (212) 730-8133
Email: hbotee@gunder.com
Email: jolson@gunder.com
Email: jvetter@gunder.com
Email: jku@gunder.com
9.3   Binding Effect; Assignment.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.
9.4   Third Parties.   Except for the rights of the D&O Indemnified Persons set forth in Section 5.20, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.
9.5   Governing Law; Jurisdiction.   This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.
9.6   WAIVER OF JURY TRIAL.   EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.
9.7   Specific Performance.   Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this

Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.
9.8   Severability.   In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.
9.9   Amendment.   This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.
9.10   Waiver.   The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Security Holders may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.
9.11   Entire Agreement.   This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.
9.12   Interpretation.   The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the Cayman Islands Companies Law or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.
9.13   Counterparts.   This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
9.14   Purchaser Representative.
(a)   The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Galileo Founders Holdings, L.P, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) controlling and making any determinations relating to the Earnout Statement pursuant to Section 1.16; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction or any indemnification claim; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative shall be binding upon the Purchaser and its

Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.
(b)   The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.14 shall survive the Closing and continue indefinitely.
(c)   The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.
9.15   Seller Representative.
(a)   Each Company Stockholder and each holder of an Earnout Warrant, by delivery of a Letter of Transmittal and approval of the Merger and this Agreement, each holder of Company Options in accordance with the terms of the Company Equity Plan, as applicable, on behalf of itself and its successors and assigns, and without any further action of any of the Company Security Holders or the Company, hereby irrevocably constitutes and appoints Fortis Advisors LLC, in its capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement, the Escrow Agreement, the Seller Representative Engagement Agreement and the other Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations relating to the Earnout Statement pursuant to Section 1.16; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Security Holders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Security Holders unless otherwise agreed by each Company Security Holder who is subject to any disparate treatment of a potentially material and adverse nature); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable costs and expenses (on behalf of the Company Security Holders), including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. Notwithstanding the foregoing, the Seller Representative shall have no obligation to act on behalf of the Company Security Holders, except as expressly provided in the Seller Representative Documents, and for purposes of clarity, there are no obligations of the Seller Representative in any Ancillary Document, schedule, exhibit or the Company Disclosure Schedules, except as expressly set forth in any of the foregoing which is executed and delivered by the Seller Representative. All decisions and actions by the Seller Representative under the Seller Representative Documents shall be binding upon each Company Security Holder and their respective successors and assigns as if expressly confirmed and ratified in writing by such Company Security Holder, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.15, and the powers, immunities and right to indemnification granted to the Seller Representative Group hereunder: (i) are irrevocable and coupled with an interest and shall survive the death, incompetence, bankruptcy or liquidation of any Company Security Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Security Holder of the whole or any fraction of his, her or its interest in the Earnout Shares. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.
(b)   Any other Person, including the Purchaser Representative, the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Security Holders under any Seller Representative Documents. The Purchaser Representative, the Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Security Holder shall have any cause of action against the Purchaser Representative, the Purchaser or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser and the Company shall not have any Liability to any Company Security Holder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to the Company Security Holders under any Seller Representative Document shall be made to the Seller Representative for the benefit of the Company Security Holders, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to the Company Security Holders with respect thereto. All notices or other communications required to be made or delivered by the Company Security Holders shall be made by the Seller Representative (except for a notice under Section 9.15(c) of the replacement of the Seller Representative). The Seller Representative shall be entitled to: (i) rely upon any signature believed by it to be genuine, and (ii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Security Holder or other party.
(c)   Certain Company Security Holders have entered into an engagement agreement (the “Seller Representative Engagement Agreement”) with the Seller Representative to provide direction to the Seller Representative in connection with its services under the Seller Representative Documents (such Company Security Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). The Seller Representative will act for the Company Security Holders on all of the matters set forth in the Seller Representative Documents in the manner the Seller Representative believes to be in the best interest of the Company Security Holders, but neither the Seller Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Seller Representative Group”), will be responsible to the Company Security Holders for any losses that any Company Security Holder may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under the Seller Representative Documents, other than losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under the Seller Representative Documents. From and after the Closing, the Company Security Holders shall jointly and severally indemnify, defend and hold the Seller Representative Group harmless from and against any and all losses, claims, damages, liabilities, fees, costs, expenses, judgments, fines or amounts paid in settlement (collectively, the “Seller Representative Expenses”) reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel or other skilled professionals retained by the Seller Representative and in connection with seeking recovery from insurers. Such Seller Representative Expenses may be recovered directly from the Company Security Holders. The Company Security Holders acknowledge that the Seller Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to the Seller Representative Documents or the transactions contemplated thereby. Furthermore, the Seller Representative shall not be required to take any action unless the Seller Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Seller Representative against the costs, expenses and liabilities which may be incurred by the Seller Representative in performing such actions. In no event shall the Seller Representative Group in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative Group shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Security Holders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.15 shall survive the resignation or removal of the Seller Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Earnout Escrow Agreement continue indefinitely.
(d)   If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Security Holders, then the Company Security Holders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Security Holders holding in the aggregate a Fully Diluted Pro Rata Share in excess of fifty percent (50%), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.
9.16   Legal Representation.   The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
ARTICLE X
DEFINITIONS
10.1   Certain Definitions.   For purpose of this Agreement, the following capitalized terms have the following meanings:
“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or hearing, proceeding or investigation, by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, the Sponsor shall be deemed to be an Affiliate of the Purchaser prior to the Closing.
“Aggregate Exercise Price” means the sum of (a) the sum of the exercise prices of all in-the-money Company Options and Company Non-Plan Options; and (b) the sum of the exercise prices of all in-the-money Company Warrants, in each case outstanding as of immediately prior to the Effective Time.
“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.
“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.
“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.
“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.
“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.
“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (a) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.
“Company Convertible Notes” means those convertible promissory notes issued pursuant to the Note Purchase Agreement by and among the Company, Lux Co-Invest Opportunities, L.P., Union Square Ventures 2008, L.P. and Stichting Depositary INKEF Investment Fund dated as of June 19, 2019.
“Company Convertible Securities” means, collectively, the Company Options, the Company Non-Plan Option, the Company Warrants, the Company Convertible Notes and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.
“Company Equity Plan” means the Company’s 2010 Stock Plan, as amended from time to time.
“Company Fully Diluted Shares” means the aggregate of (a) number of shares of Company Stock that are issued and outstanding; (b) the number of shares of Company Stock issuable upon the exercise of in-the-money Company Options and Company Non-Plan Options outstanding (whether or not then vested or exercisable); and (c) the number of shares of Company Stock issuable upon the exercise of in-the-money Company Warrants outstanding, in each case as of immediately prior to the Effective Time.
“Company Non-Plan Option” means an option to purchase Company Common Stock that was not granted pursuant to the Company Equity Plan.
“Company Option” means an option to purchase Company Common Stock granted pursuant to the Company Equity Plan.
“Company Preferred Stock” means the Company Series A-2 Preferred Stock, the Company Series B Preferred Stock, the Company Series B-1 Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock and the Company Series E Preferred Stock.
“Company Securities” means, collectively, the Company Stock, the Company Options, the Company Non-Plan Option and any other Company Convertible Securities outstanding immediately prior to the Effective Time.
“Company Security Holders” means, collectively, the holders of Company Securities.
“Company Series A-2 Preferred Stock” means the Series A-2 preferred stock, par value $0.0001 per share, of the Company.
“Company Series B Preferred Stock” means the Series B preferred stock, par value $0.0001 per share, of the Company.
“Company Series B-1 Preferred Stock” means the Series B-1 preferred stock, par value $0.0001 per share, of the Company.
“Company Series C Preferred Stock” means the Series C preferred stock, par value $0.0001 per share, of the Company.
“Company Series D Preferred Stock” means the Series D preferred stock, par value $0.0001 per share, of the Company.

“Company Series E Preferred Stock” means the Series E preferred stock, par value $0.0001 per share, of the Company.
“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.
“Company Stockholders” means, collectively, the holders of Company Stock.
“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.
“Contracts” means all contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), in each case only if legally binding.
“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.
“Copyrights” means any works of authorship, mask works, designs and other equivalent rights in any of the foregoing, and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.
“Earnout Shares” means the shares of Purchaser Common Stock subject to the share price-based performance milestones in Section 1.16(b), including the Stockholder Earnout Shares, the Purchaser Earnout RSU Shares and the Warrant Earnout Shares, which for clarity shall be subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted.
“EGS” means Ellenoff Grossman & Schole LLP.
“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.
“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, losses, damages, costs, and expenses (including all reasonable fees,

disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended. References to a specific provision of ERISA shall include such section and any valid regulation promulgated thereunder.
“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with any Target Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Foreign Pension Plan” means any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside of the United States by any Target Company or any one or more of its Affiliates primarily for the benefit of employees of a Target Company or one or more of its Affiliates residing outside the United States, which plan, fund or other program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which is not subject to ERISA or the Code (excluding any Foreign Statutory Plan).
“Foreign Statutory Plan” means any governmental or statutory plan, program or arrangement as to which the Target Company or any of its Affiliates contributes, has an obligation to contribute, or otherwise has any Liability for the benefit of any employee of a Target Company or any of its Affiliates.
“Founder Shares” means the Purchaser Ordinary Shares initially purchased by the Sponsor in a private placement prior to the IPO.
“Fraud Claim” means any claim based in whole or in part upon actual fraud under Delaware common law (including the element of scienter).
“Fully Diluted Pro Rata Share” means with respect to each Company Security Holder, a fraction expressed as a percentage equal to (i) the portion of the Merger Consideration payable by the Purchaser to such Company Security Holder in accordance with the terms of this Agreement, divided by (ii) the total Merger Consideration payable by the Purchaser to all Company Security Holders in accordance with the terms of this Agreement, including all of the Stockholder Earnout Shares, Purchaser Earnout RSU Shares and Warrant Earnout Shares.
“GAAP” means generally accepted accounting principles as in effect in the United States of America.
“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.
“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.
“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.
“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.
“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.
“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.
“IPO Prospectus” means the final prospectus of the Purchaser, dated as of October 17, 2019, and filed with the SEC on October 21, 2019 (File No. 33-234049).
“IPO Underwriter” means EarlyBirdCapital, Inc., the lead underwriter in the IPO.
“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).
“Key Employee” means each of Greg Kress, Jennifer Walsh and Miko Levy.
“Knowledge” means, with respect to (a) the Company, the actual knowledge of Gregory Kress, Jennifer Walsh or Miko Levy, after reasonable inquiry of personnel and review of internal documents or (b) any other Party, (i) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry of personnel and review of internal documents, or (ii) if a natural person, the actual knowledge of such Party after reasonable inquiry of personnel and review of internal documents.
“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities.
“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.
“Lux” means Lux Co-Invest Opportunities, L.P.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or any outbreak or continuation of an epidemic or pandemic (including COVID-19), including the effects of any Governmental Authority or other third-party responses thereto; and (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that (x) any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses and (y) any event, occurrence, fact, condition, or change referred to in clause (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the same impacted geographic region. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Shareholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.
“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.
“NYSE” means the NYSE Capital Market.
“Order” means any order, decree, ruling, judgment, injunction, writ, determination, decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority, in each case only if legally-binding.
“Organizational Documents” means, with respect to any Person that is an entity, its certificate or memorandum of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.
“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, and other patent rights (including any divisionals, provisionals, non-provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).
“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).
“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications,

permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.
“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.
“Per Share Price” means the quotient of (a)(i) the Merger Consideration plus (ii) the Aggregate Exercise Price divided by (b) the Company Fully Diluted Shares.
“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.
“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.
“Purchaser Common Stock” means the shares of common stock, par value $0.0001 per share, of the Purchaser following the consummation of the Domestication.
“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (a) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.
“Purchaser Earnout RSU Shares” means the shares of Purchaser Common Stock underlying Purchaser Earnout RSUs.
“Purchaser Memorandum and Articles” means the amended and restated memorandum and articles of association of the Purchaser.
“Purchaser Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of the Purchaser.
“Purchaser Preference Shares” means the preference shares, par value $0.0001 per share, of the Purchaser.
“Purchaser Private Warrants” means the 4,110,000 warrants sold by the Purchaser at the time of the IPO to the Sponsor and the IPO Underwriter.
“Purchaser Public Warrants” means one (1) whole warrant that was included as part of each Purchaser Unit, entitling the holder thereof to purchase one (1) Purchaser Ordinary Share at a purchase price of $11.50 per share.
“Purchaser Securities” means the Purchaser Units, the Purchaser Ordinary Shares, the Purchaser Preference Shares, the Purchaser Private Warrants and the Purchaser Public Warrants, collectively.

“Purchaser Units” means the units issued in the IPO consisting of one (1) Purchaser Ordinary Share and one (1) Purchaser Public Warrant.
“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants.
“Redemption Price” means an amount equal to the price at which each share of Purchaser Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).
“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.
“Remedial Action” means all actions to (a) clean up, remove, treat, or in any other way address any Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (d) correct a condition of noncompliance with Environmental Laws.
“Required Convertible Noteholders” means shall mean the holders of a majority of the aggregate outstanding principal amount of the Company Convertible Notes, which majority shall include Lux for so long as Lux is a holder of any outstanding Company Convertible Notes.
“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants) acting on such person’s behalf, agents and other legal representatives of such Person or its Affiliates.
“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).
“Securities Act” means the Securities Act of 1933, as amended.
“Significant Company Holder” means any Company Stockholder who (a) is an executive officer or director of the Company or (b) owns, together with such Company Stockholder’s Affiliates, more than five percent (5%) of the issued and outstanding shares of the Company (treating any Company Preferred Stock on an as-converted to Company Common Stock basis).
“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.
“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.
“Sponsor” means Galileo Founders Holdings, L.P, a Delaware limited partnership.
“Stockholder Earnout Shares” means the number of shares of Purchaser Common Stock equal to the ten percent (10%) of the Stockholder Merger Consideration divided by the Redemption Price (rounded to the nearest whole number of shares of Purchaser Common Stock).
“Stockholder Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed a percentage equal to (i) the portion of the Stockholder Merger Consideration payable by the Purchaser to such Company Stockholder in respect of the shares of Company Stock held by such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Company Stockholders in respect of the shares of Company Stock held by them in accordance with the terms of this Agreement (in each case, without taking into account any Stockholder Earnout Shares that may be payable to such Company Stockholder).
“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.
“Target Company” means each of the Company and its direct and indirect Subsidiaries.
“Tax” or “Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, production, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.
“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.
“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).
“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.
“Trading Day” means any day on which shares of Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock are then traded.
“Trust Account” means the trust account established by the Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of October 17, 2019, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.
“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.
“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the applicable date(s), as reported by Bloomberg through its “VWAP” or other applicable function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the applicable date(s), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.
10.2   Section References.   The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:
Term	Section
Accounts Receivable	4.7(f)
Acquisition Proposal	5.7(a)
Act	Recitals
Advisory Group	9.15(c)
Agreement	Preamble
Alternative Transaction	5.7(a)
Amended Organizational Documents	1.8
Antitrust Laws	5.10(b)
Assumed Warrant	1.10(e)(ii)
Audited Company Financials	4.7(a)
Business Combination	8.1
Cayman Islands Companies Law	Recitals
Certificate of Merger	1.2
CFO	1.16(c)
Closing	2.1
Closing Date	2.1
Closing Filing	5.16(b)
Closing Press Release	5.16(b)
Company	Preamble
Company Benefit Plan	4.19(a)
Company Certificates	1.11(a)
Company Directors	5.19(a)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company IP	4.13(d)
Company IP Licenses	4.13(a)
Company Material Contracts	4.12(a)
Company Permits	4.10
Company Personal Property Leases	4.16
Company Preferred Stock Exchange	1.7
Company Real Property Leases	4.15
Company Registered IP	4.13(a)
Company Special Meeting	5.15
Conversion Ratio	1.9
Disinterested Independent Director	1.16(c)
Dissenting Shares	1.15
Term	Section
Dissenting Stockholders	1.15
Domestication	1.8
D&O Indemnified Persons	5.20(a)
D&O Tail Insurance	5.20(b)
DCGL	Recitals
Disinterested Independent Director	1.16(c)
Escrow Account	1.16(a)
Escrow Agent	1.16(a)
Escrow Agreement	1.16(a)
Earnout Escrow Property	1.16(a)
Earnout Period	1.16(a)
Earnout Statement	1.16(c)
Earnout Warrant	1.10(e)(ii)
Effective Time	1.2
Employment Laws	4.18(b)
Enforceability Exceptions	3.2
Environmental Permits	4.20(a)
Escrow Agent	1.16(a)
Exchange Agent	1.11(a)
Expenses	7.3
Extension	5.4(a)
Extension Expenses	5.4(a)(iv)
Federal Securities Laws	5.8
Founder Registration Rights Amendment	5.23(d)
HSR Act	5.10(b)
HSR Fee Loan	5.10(c)
Incentive Plan	5.14(a)
Interim Balance Sheet Date	4.7(a)
Interim Period	5.1(a)
IT Systems	4.13(g)
Key Employee Employment Agreement	5.23(a)
Letter of Transmittal	1.11(a)
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Consideration	1.9
Merger Sub	Preamble

Term	Section
New Purchaser Warrant	1.10(e)(ii)
Non-Competition Agreement	Recitals
OFAC	3.19(c)
Off-the-Shelf Software	4.13(a)
Outbound IP License	4.13(c)
Outside Date	7.1(b)
Party(ies)	Preamble
Party Representative	1.16(c)
PIPE Investment	Recitals
PIPE Investors	Recitals
Post-Closing Purchaser Board	5.19(a)
Proxy Statement	5.14(a)
Public Certifications	3.6(a)
Public Shareholders	8.1
Purchaser	Preamble
Purchaser Directors	5.19(a)
Purchaser Disclosure Schedules	Article III
Purchaser Earnout RSU	1.10(d)(ii)
Purchaser Extraordinary General Meeting	5.14(a)
Purchaser Financials	3.6(b)
Purchaser HSR Fees and Expenses	5.10(c)
Purchaser Material Contract	3.13(a)
Purchaser Option	1.10(d)
Purchaser Representative	Preamble
Purchaser Representative Documents	9.14(a)
Purchaser Shareholder Approval Matters	5.14(a)
Redemption	5.14(a)
Registration Rights Agreement	5.23(c)
Registration Statement	5.14(a)
Related Person	4.21
Term	Section
Released Claims	8.1
Required Company Stockholder Approval	6.1(b)
Required Purchaser Shareholder Approval	6.1(a)
RSU Performance Milestones	1.10(d)(iii)
SEC April Warrant Statement	3.6(a)
SEC Reports	3.6(a)
Section 409A Plan	4.19(i)
Seller Representative	Preamble
Seller Representative Documents	9.15(a)
Seller Representative Expenses	9.15(c)
Seller Representative Group	9.15(c)
Share Price Targets	1.16(b)(ii)
Signing Filing	5.16(b)
Signing Press Release	5.16(b)
SPACs	3.6(a)
Specified Courts	9.5
Sponsor Forfeiture Letter	Recitals
Stockholder Merger Consideration	1.9
Subscription Agreements	Recitals
Surviving Corporation	1.1
Tier I Share Price Target	1.16(b)(i)
Tier II Share Price Target	1.16(b)(ii)
Top Customers	4.24
Top Suppliers	4.24
Transaction Bonus RSUs	5.23(b)
Transaction Bonus RSU Agreements	5.23(b)
Transmittal Documents	1.11(b)
Voting Agreements	Recitals
Warrant Earnout Shares	1.10(e)(ii)

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger and Reorganization to be signed and delivered as of the date first written above.
The Purchaser:
GALILEO ACQUISITION CORP.
By:
/s/ Luca Giacometti

Name: Luca Giacometti
Title: Chairman & Chief Executive Officer
The Purchaser Representative:
GALILEO FOUNDERS HOLDINGS, L.P.
solely in the capacity as the Purchaser
Representative hereunder
By: GALILEO FOUNDERS GP CORP.,
its General Partner
By:
/s/ Alberto Recchi

Name: Alberto Recchi
Title: President
Merger Sub:
GALILEO ACQUISITION HOLDINGS INC.
By:
/s/ Luca Giacometti

Name: Luca Giacometti
Title: President
The Company:
SHAPEWAYS, INC.
By:
/s/ Gregory Kress

Name: Gregory Kress
Title: Chief Executive Officer
The Seller Representative:
FORTIS ADVISORS LLC, solely in the capacity as the Seller Representative hereunder
By:
/s/ Ryan Simkin

Name: Ryan Simkin
Title: Managing Director
[Signature Page to Merger Agreement]

Annex D
Form of Amendment to Share Escrow Agreement
THIS AMENDMENT TO SHARE ESCROW AGREEMENT (this “Amendment”) is made and entered into as of             , 2021, by and among (i) Galileo Acquisition Corp., a Cayman Islands exempted company (together with its successors, including without limitation after the Domestication (as defined below), the “Company”), (ii) Galileo Founders Holdings, L.P., a Delaware limited partnership (the “Sponsor”) and (iii) Continental Stock Transfer & Trust Company, a New York corporation, as escrow agent (“Escrow Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Share Escrow Agreement (as defined below).
RECITALS
WHEREAS, the Company, Sponsor and Escrow Agent are parties to that certain Share Escrow Agreement, dated as of October 17, 2019 (the “Share Escrow Agreement”), pursuant to which Sponsor, as a condition to the Company’s initial public offering, agreed to deposit 3,450,000 ordinary shares of the Company which were originally issued to Sponsor as “insider shares” (as described in the Prospectus) prior to the Company’s initial public offering (together with any shares of Common Stock issued in exchange for such shares in the Domestication, the “Insider Shares”) into escrow with the Escrow Agent;
WHEREAS, on or about the date hereof, (i) the Company, (ii) Galileo Acquisition Holdings Inc., a Delaware corporation (“Merger Sub”), and a wholly-owned subsidiary of the Company, (iii) Sponsor, in the capacity as the purchaser representative thereunder, (iv) Fortis Advisors LLC, in the capacity as the seller representative thereunder, and (v) Shapeways, Inc., a Delaware corporation (“Shapeways”), entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”);
WHEREAS, pursuant to the Merger Agreement, among other matters, (i) the Company shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Domestication”) pursuant to the Cayman Islands Companies Law and the applicable provisions of Delaware General Corporation Law (the “DGCL”), (ii) Merger Sub will merge with and into Shapeways, with Shapeways continuing as the surviving entity (the “Merger”), and (iii) as a result of which, among other matters, all of the issued and outstanding capital stock of Shapeways immediately prior to the Effective Time (as defined in the Merger Agreement) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each stockholder of Shapeways to receive its share of the Stockholder Merger Consideration (as defined in the Merger Agreement) as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;
WHEREAS, in connection with the Merger Agreement, the parties hereto desire to amend the Share Escrow Agreement to revise the terms thereof in order to reflect the transactions contemplated by the Merger Agreement, including, without limitation, to modify the “Escrow Period” under the Share Escrow Agreement to align with the lock-up period reflected in the Lock-Up Agreements entered into by Galileo and certain Shapeways stockholders simultaneously with the Merger Agreement (subject to the terms set forth herein).
NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
1.   Amendments to Share Escrow Agreement.   The parties hereto hereby agree to the following amendments to the Share Escrow Agreement:
(a)   The defined terms in this Amendment, including without limitation in the preamble and recitals hereto, are hereby added to the Share Escrow Agreement as if they were set forth therein.
(b)   The parties hereby agree that the term “Escrow Shares” as used in the Share Escrow Agreement shall include any and all shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) into which the Insider Shares on deposit with the Escrow Agent automatically convert upon the effectiveness of the Domestication (and any other securities of the Company or any successor entity issued in consideration of (including without limitation as a stock split, dividend or distribution) or in exchange for any of such securities), which shares of Common Stock shall continue to be held as Escrow Shares after the closing of the transactions contemplated by the Merger Agreement (the “Closing”), in accordance with the terms and conditions of the Share Escrow Agreement, as amended by this Amendment. The parties further agree that any reference in the Share Escrow Agreement to “Ordinary Shares” will instead refer to the Common Stock (and any other securities of the Company or any successor entity issued in consideration of (including without limitation as a stock split, dividend or distribution) or in exchange for any of such securities).
(c)   The parties hereby agree that, effective and conditioned upon the Closing, Section 3.1 of the Share Escrow Agreement is hereby amended to state the following: “The Escrow Agent shall hold the Certificates during the period (the “Escrow Period”) commencing on the date hereof, ending on the earlier of (x) 180 days after the date of the Closing, and (y) the date after the Closing on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Company’s stockholders having the right to exchange their equity holdings in the Company for cash, securities or other property. As promptly as possible after the occurrence of an event resulting in the ending of the Escrow Period, the Company will notify and certify to the Escrow Agent in writing that a transaction described in the preceding sentence has been consummated, and the Escrow Agent will thereupon release the Escrow Shares to the Sponsor. As promptly as possible after the occurrence of any such event, the Company will notify and certify to the Escrow Agent in writing that a transaction described in the preceding sentence has been consummated, and the Escrow Agent will thereupon release the Escrow Shares to the Sponsor.”
2.   Effectiveness.   Notwithstanding anything to the contrary contained herein, this Amendment shall only become effective upon the Closing. In the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Amendment and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.
3.   Miscellaneous.   Except as expressly provided in this Amendment, all of the terms and provisions in the Share Escrow Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Share Escrow Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Share Escrow Agreement in the Share Escrow Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Share Escrow Agreement, as amended by this Amendment (or as the Share Escrow Agreement may be further amended or modified in accordance with the terms thereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Share Escrow Agreement, including without limitation Section 6.1 thereof.
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IN WITNESS WHEREOF, each party hereto has caused this Amendment to Share Escrow Agreement to be executed and delivered as of the date first written above.
The Company:
GALILEO ACQUISITION CORP.
By:
Name:
Title:
Initial Shareholders:
GALILEO FOUNDERS HOLDINGS, L.P.
By:   GALILEO FOUNDERS GP CORP.,
its General Partner
By:
Name:   Alberto Recchi
Title:    President
{Signature Page to Amendment to Share Escrow Agreement}

The Escrow Agent:
Continental Stock Transfer & Trust Company
By:
Name:
Title:
{Signature Page to Amendment to Share Escrow Agreement}

Accepted and Agreed by:
EarlyBirdCapital, Inc.
By: Name: Title:
{Signature Page to Amendment to Share Escrow Agreement}

Annex E
Form of Incentive Plan
Shapeways Holdings, Inc.
2021 Equity Incentive Plan
As Adopted by Approval of the Board on            , 2021
Approved by the Shareholders on            , 2021

Shapeways Holdings, Inc.
2021 Equity Incentive Plan
ARTICLE 1.   INTRODUCTION.
The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Service Providers to focus on critical long-range corporate objectives, (b) encouraging the attraction and retention of Service Providers with exceptional qualifications and (c) linking Service Providers directly to shareholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Options (which may be ISOs or NSOs), SARs, Restricted Shares, Restricted Stock Units, and other cash-based, equity-based or equity-related Awards that the Administrator determines are consistent with the purpose of the Plan and the interests of the Company. Capitalized terms used in this Plan are defined in Article 14.
ARTICLE 2.   ADMINISTRATION.
2.1   General .   The Plan may be administered by the Board or one or more Committees to which the Board (or an authorized Board committee) has delegated authority. If administration is delegated to a Committee, the Committee shall have the powers theretofore possessed by the Board, including, to the extent permitted by applicable law, the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to either the Board or the Administrator shall hereafter also encompass the Committee or subcommittee, as applicable). The Board may abolish the Committee’s delegation at any time and the Board shall at all times also retain the authority it has delegated to the Committee. The Administrator shall comply with rules and regulations applicable to it, including under the rules of any exchange on which the Common Shares are traded, and shall have the authority and be responsible for such functions as have been assigned to it.
2.2   Section 16.   To the extent desirable to qualify transactions hereunder as exempt under Exchange Act Rule 16b-3, the transactions contemplated hereunder will be approved by the entire Board or a Committee of two or more “non-employee directors” within the meaning of Exchange Act Rule 16b-3.
2.3   Powers of Administrator.   Subject to the terms of the Plan, and in the case of a Committee, subject to the specific duties delegated to the Committee, the Administrator shall have the authority to (a) select the Service Providers who are to receive Awards under the Plan, (b) determine the type, number, vesting requirements and other features, terms and conditions of such Awards (including the form of settlement in cash, Common Shares or other securities, Awards or property), (c) determine performance criteria for the Awards and whether such performance criteria has been attained, (d) interpret the Plan and Awards granted under the Plan, (e) make, amend and rescind rules relating to the Plan and Awards granted under the Plan, including rules relating to sub-plans established for the purposes of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws, (f) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, (g) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant of any Common Shares issued pursuant to an Award, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales, and (h) make all other decisions relating to the operation of the Plan and Awards granted under the Plan. In addition, with regard to the terms and conditions of Awards granted to Service Providers outside of the United States or not subject to taxation under the laws of the United States, the Administrator may vary from the provisions of the Plan to the extent it determines it necessary and appropriate to do so, including, where applicable, varying from the requirements set forth in Articles 5.3 and 6.3.
2.4   Effect of Administrator’s Decisions.   The Administrator’s decisions, determinations and interpretations shall be final, conclusive and binding on all interested parties.
2.5   Delegation of Authority to Senior Officers.   The Administrator may delegate, on such terms and conditions as it determines in its discretion, to one or more senior officers of the Company the authority to make grants of Awards to officers (other than any officer subject to Section 16 of the Exchange Act), Employees and Consultants of the Company, its Subsidiaries and its Affiliates (including any prospective officer (other than any such officer who is expected to be subject to Section 16 of the Exchange Act), Employee or Consultant) and all necessary and appropriate decisions and determinations with respect thereto.

2.6   Awards to Outside Directors.   Notwithstanding anything to the contrary contained herein, the Board may, in its discretion, at any time and from time to time, grant Awards to Outside Directors or administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority and responsibility granted to the Administrator herein.
2.7   No Rights to Awards or Uniformity of Treatment.   No Participant or other person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Administrator’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.
2.8   Governing Law.   The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions).
ARTICLE 3.   SHARES AVAILABLE FOR GRANTS.
3.1   Basic Limitation.   Common Shares issued pursuant to the Plan may be authorized but unissued shares or treasury shares. The aggregate number of Common Shares issued under the Plan shall not exceed             Common Shares, (the “Plan Share Limit”), which amount is subject to increase as described in Article 3.2. The Plan Share Limit shall be subject to adjustment pursuant to Article 9.
3.2   Annual Increase in Available Shares.    On the first day of each calendar year during the term of the Plan, commencing on January 1, 2022 and continuing until (and including) January 1, 2031, the number of Common Shares available under the Plan Share Limit shall automatically increase by a number equal to the lesser of (a) five percent (5%) of the total number of Common Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Common Shares determined by the Board.
3.3   Shares Returned to Reserve.   To the extent that an Option, SAR, Restricted Stock Unit or other Award granted under the Plan is forfeited, cancelled, terminated or expires for any reason without the delivery of all Common Shares subject thereto, or is settled other than wholly by delivery of Common Shares (including cash settlement), then the number of Common Shares subject to such Award that were not issued with respect to such Award will not be treated as issued and will not count against the Plan Share Limit. If SARs are exercised or Restricted Stock Units are settled, then only the number of Common Shares (if any) actually issued to the Participant upon exercise of such SARs or settlement of such Restricted Stock Units, as applicable, shall reduce the number of Common Shares available under the Plan Share Limit and the balance shall again become available for issuance under the Plan. If Restricted Shares or Common Shares issued upon the exercise of Options are forfeited or reacquired by the Company pursuant to a repurchase right or for any other reason, then such Common Shares shall again become available for issuance under the Plan. Common Shares applied to pay the Exercise Price of Options or to satisfy tax withholding obligations related to any Award shall again become available for issuance under the Plan(but such Common Shares shall not again become available for issuance as ISOs).
3.4   Awards Not Reducing Share Reserve.    To the extent permitted under applicable exchange listing standards, any dividend equivalents paid or credited under the Plan with respect to Restricted Stock Units shall not be applied against the number of Common Shares that may be issued under the Plan, whether or not such dividend equivalents are converted into Restricted Stock Units. In addition, Common Shares subject to Substitute Awards granted by the Company shall not reduce the number of Common Shares that may be issued under Article 3.1, nor shall Common Shares subject to Substitute Awards again be available for Awards under the Plan in the event of any forfeiture, expiration or cash settlement of such Substitute Awards.
3.5   Director Limit and ISO Limit.
(a)   The grant date fair value of Awards granted to an Outside Director during any one fiscal year of the Company may not exceed $       (on a per-Director basis); provided however, that the limitation that will apply in the fiscal year in which the Outside Director is initially appointed or elected to the Board shall instead be $      ; provided, further, that the Board may make exceptions to such limit for a non-executive chair of the Board or, in extraordinary circumstances, for other individual Outside Directors, as the Board may determine in its discretion, so long as the Outside Director receiving such additional compensation does not participate in the decision to award such compensation. For purposes of this limitation, the grant date fair value of an Award shall be determined in accordance with the assumptions that the Company uses to estimate the value of share-based payments for financial reporting purposes. For the sake of clarity, neither (i) Awards granted to an individual while they were an Employee or Consultant, but not an Outside Director, nor (ii) Awards granted pursuant to an Outside Director’s election to receive Awards in lieu of cash retainers or other fees shall count towards this limitation.
(b)   No more than       Common Shares (subject to adjustment pursuant to Article 9 and taking into account Article 3.3) may be issued under the Plan upon the exercise of ISOs.
ARTICLE 4.   ELIGIBILITY.
4.1   Incentive Stock Options.    Only Employees who are employees of the Company (or of a Parent or a Subsidiary that qualifies as a “parent corporation” or “subsidiary corporation” under Code Section 424) and who are eligible to receive an Incentive Stock Option under the Code shall be eligible for the grant of ISOs. In addition, an Employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company (or of a Parent or a Subsidiary that qualifies as a “parent corporation” or “subsidiary corporation” under Code Section 424, as applicable) shall not be eligible for the grant of an ISO unless the additional requirements set forth in Code Section 422(c)(5) are satisfied.
4.2   Other Awards.    Awards other than ISOs may be granted to any Service Provider.
ARTICLE 5.   OPTIONS.
5.1   Stock Option Agreement.   Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The Stock Option Agreement shall specify whether the Option is intended to be an ISO or an NSO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.
5.2   Number of Shares.   Each Stock Option Agreement shall specify the number of Common Shares subject to the Option, which number shall adjust in accordance with Article 9.
5.3   Exercise Price. Each Stock Option Agreement shall specify the Exercise Price, which shall not be less than 100% of the Fair Market Value of a Common Share on the date of grant. The last clause of the preceding sentence shall not apply to an Option that is a Substitute Award granted in a manner that would satisfy the requirements of Code Section 409A and, if applicable, Code Section 424(a).
5.4   Exercisability and Term.   Each Stock Option Agreement shall specify the date or event when all or any portion of the Option is to become vested and/or exercisable. The vesting and exercisability conditions applicable to the Option may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination of such conditions. The Stock Option Agreement shall also specify the term of the Option; provided that, except to the extent necessary to comply with applicable foreign law, the term of an Option shall in no event exceed 10 years from the date of grant. A Stock Option Agreement may provide for accelerated vesting and/or exercisability upon certain specified events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s Service.
5.5   Death of Optionee.   After an Optionee’s death, any vested and exercisable Options held by such Optionee may be exercised by such Optionee’s beneficiary or beneficiaries. Each Optionee may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company, which beneficiary designation shall be effective only if the prescribed form is received by the Company before the Optionee’s death. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Optionee’s death. If no beneficiary was properly designated or if no designated beneficiary survives the Optionee, then any vested and exercisable Options held by the Optionee may be exercised by such Optionee’s estate.
5.6   Modification or Assumption of Options.   Within the limitations of the Plan, the Administrator may modify, reprice, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of shares and at the same or a different exercise price or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, materially impair such Optionee’s rights or obligations under such Option.
5.7   Buyout Provisions.    The Administrator may at any time (a) offer to buy out for a payment in cash or cash equivalents an Option previously granted or (b) authorize an Optionee to elect to cash out an Option previously granted, in either case at such time and based upon such terms and conditions as the Administrator shall establish.
5.8   Payment for Option Shares.   The entire Exercise Price of Common Shares issued upon exercise of Options shall be payable in cash or cash equivalents at the time when such Common Shares are purchased. In addition, the Administrator may, in its sole discretion and to the extent permitted by applicable law, accept payment of all or a portion of the Exercise Price through any one or a combination of the following forms or methods:
(a)   Subject to any conditions or limitations established by the Administrator, by surrendering, or attesting to the ownership of, Common Shares that are already owned by the Optionee with a value on the date of surrender equal to the aggregate Exercise Price for the Common Shares as to which such Option will be exercised;
(b)   By delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Common Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company;
(c)   Subject to such conditions and requirements as the Administrator may impose from time to time, through a net exercise procedure; or
(d)   Through any other form or method consistent with applicable laws, regulations and rules.
ARTICLE 6.   STOCK APPRECIATION RIGHTS.
6.1   SAR Agreement.   Each grant of a SAR under the Plan shall be evidenced by a SAR Agreement between the Optionee and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Agreements entered into under the Plan need not be identical.
6.2   Number of Shares.   Each SAR Agreement shall specify the number of Common Shares to which the SAR pertains, which number shall adjust in accordance with Article 9.
6.3   Exercise Price.   Each SAR Agreement shall specify the Exercise Price, which shall in no event be less than 100% of the Fair Market Value of a Common Share on the date of grant. The last clause of the preceding sentence shall not apply to a SAR that is a Substitute Award granted in a manner that would satisfy the requirements of Code Section 409A.
6.4   Exercisability and Term.   Each SAR Agreement shall specify the date when all or any portion of the SAR is to become vested and exercisable. The vesting and exercisability conditions applicable to the SAR may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. The SAR Agreement shall also specify the term of the SAR; provided that, except to the extent necessary to comply with applicable foreign law, the term of a SAR shall not exceed 10 years from the date of grant. A SAR Agreement may provide for accelerated vesting and exercisability upon certain specified events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s Service.
6.5   Exercise of SARs.   Upon exercise of a SAR, the Optionee (or any person having the right to exercise the SAR after such Optionee’s death) shall receive from the Company (a) Common Shares, (b) cash or (c) a combination of Common Shares and cash, as the Administrator shall determine in its sole discretion. The amount of cash and/or the Fair Market Value of Common Shares received upon exercise of SARs shall, in the aggregate, not exceed the amount by which the Fair Market Value (on the date of surrender) of the Common Shares subject to the SARs exceeds the Exercise Price. If, on the date when a SAR expires, the Exercise Price is less than the Fair Market Value of a Common Share on such date, and any portion of such

SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such portion. A SAR Agreement may also provide for an automatic exercise of the SAR on an earlier date.
6.6   Death of Optionee.   After an Optionee’s death, any vested and exercisable SARs held by such Optionee may be exercised by such Optionee’s beneficiary or beneficiaries. Each Optionee may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company, which beneficiary designation shall be effective only if the prescribed form is received by the Company before the Optionee’s death. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Optionee’s death. If no beneficiary was properly designated or if no designated beneficiary survives the Optionee, then any vested and exercisable SARs held by the Optionee at the time of such Optionee’s death may be exercised by such Optionee’s estate.
6.7   Modification or Assumption of SARs.   Within the limitations of the Plan, the Administrator may modify, reprice, extend or assume outstanding stock appreciation rights or may accept the cancellation of outstanding stock appreciation rights (whether granted by the Company or by another issuer) in return for the grant of new SARs for the same or a different number of shares and at the same or a different exercise price or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of a SAR shall, without the consent of the Optionee, materially impair such Optionee’s rights or obligations under such SAR.
ARTICLE 7.   RESTRICTED SHARES.
7.1   Restricted Stock Agreement.   Each grant of Restricted Shares under the Plan shall be evidenced by a Restricted Stock Agreement between the Service Provider and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.
7.2   Payment for Awards.   Restricted Shares may be sold or awarded under the Plan for such consideration as the Administrator may determine, including (without limitation) cash, cash equivalents, property, cancellation of other equity awards, promissory notes, past services and future services, and such other methods of payment as are permitted by applicable law.
7.3   Vesting Conditions.   Each Award of Restricted Shares may or may not be subject to vesting and/or other conditions as the Administrator may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. Vesting conditions may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. A Restricted Stock Agreement may provide for accelerated vesting upon certain specified events.
7.4   Voting and Dividend Rights.   The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other shareholders, unless the Administrator otherwise provides. A Restricted Stock Agreement, however, may require that any cash dividends paid on Restricted Shares (a) be accumulated and paid when such Restricted Shares vest, or (b) be invested in additional Restricted Shares. Any such additional Restricted Shares shall be subject to the same restrictions on transfer and forfeiture as the Restricted Shares with respect to which they were paid. In addition, unless the Administrator provides otherwise, if any dividends or other distributions are paid in Common Shares, such Common Shares shall be subject to the same restrictions on transfer and forfeiture as the Restricted Shares with respect to which they were paid.
7.5   Modification or Assumption of Restricted Shares.   Within the limitations of the Plan, the Administrator may modify or assume outstanding Restricted Shares or may accept the cancellation of outstanding restricted shares (whether granted by the Company or by another issuer) in return for the grant of new Restricted Shares for the same or a different number of shares or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of Restricted Shares shall, without the consent of the Participant, materially impair such Participant’s rights or obligations under such Restricted Shares.

ARTICLE 8.   RESTRICTED STOCK UNITS.
8.1 Restricted Stock Unit Agreement.   Each grant of Restricted Stock Units under the Plan shall be evidenced by a Restricted Stock Unit Agreement between the Service Provider and the Company. Such Restricted Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Agreements entered into under the Plan need not be identical.
8.2   Payment for Awards.   To the extent that an Award is granted in the form of Restricted Stock Units, no cash consideration shall be required of the Service Provider.
8.3   Vesting Conditions.   Each Award of Restricted Stock Units may or may not be subject to vesting, as determined by the Administrator. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Agreement. Vesting conditions may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. A Restricted Stock Unit Agreement may provide for accelerated vesting upon certain specified events.
8.4   Voting and Dividend Equivalent Rights.   The holders of Restricted Stock Units shall have no voting rights as the Company’s shareholders. Prior to settlement or forfeiture, Restricted Stock Units awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Common Share while the Restricted Stock Unit is outstanding. Dividend equivalents may be converted into additional Restricted Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Common Shares, or in a combination of both. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the Restricted Stock Units to which they attach.
8.5   Form and Time of Settlement of Restricted Stock Units.   Settlement of vested Restricted Stock Units may be made in the form of (a) cash, (b) Common Shares or (c) any combination of both, as determined by the Administrator. The actual number of Restricted Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Methods of converting Restricted Stock Units into cash may include (without limitation) a method based on the average value of Common Shares over a series of trading days. Vested Restricted Stock Units shall be settled in such manner and at such time(s) as specified in the Restricted Stock Unit Agreement. Until an Award of Restricted Stock Units is settled, the number of such Restricted Stock Units shall be subject to adjustment pursuant to Article 9.
8.6   Death of Service Provider.   Any Restricted Stock Units that become payable after the Service Provider’s death shall be distributed to the Service Provider’s beneficiary or beneficiaries. Each recipient of Restricted Stock Units under the Plan may designate one or more beneficiaries for this purpose by filing the prescribed form with the Company, which beneficiary designation shall be effective only if the prescribed form is received by the Company before the Service Provider’s death. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Service Provider’s death. If no beneficiary was properly designated or if no designated beneficiary survives the Service Provider, then any Restricted Stock Units that become payable after the Service Provider’s death shall be distributed to the Service Provider’s estate.
8.7   Modification or Assumption of Restricted Stock Units.   Within the limitations of the Plan, the Administrator may modify or assume outstanding restricted stock units or may accept the cancellation of outstanding restricted stock units (whether granted by the Company or by another issuer) in return for the grant of new Restricted Stock Units for the same or a different number of shares or in return for the grant of a different type of Award. The foregoing notwithstanding, no modification of a Restricted Stock Unit shall, without the consent of the Participant, materially impair such Participant’s rights or obligations under such Restricted Stock Unit.
8.8   Creditors’ Rights.   A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Agreement.

ARTICLE 9.   ADJUSTMENTS; DISSOLUTIONS AND LIQUIDATIONS; CORPORATE TRANSACTIONS.
9.1   Adjustments.   In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares, a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares or any other increase or decrease in the number of issued Common Shares effected without receipt of consideration by the Company, proportionate adjustments shall be made to the following (provided, that the Administrator shall determine the method and manner in which to effect such equitable adjustment):
(a)   The number and kind of shares available for issuance under Article 3, including the numerical share limits in Articles 3.1, 3.2 and 3.5;
(b)   The number and kind of shares covered by each outstanding Option, SAR Restricted Stock Unit or other Award;; and/or
(c)   The Exercise Price applicable to each outstanding Option and SAR, and the repurchase price, if any, applicable to Restricted Shares.
In the event of a declaration of an extraordinary dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Administrator may make such adjustments as it, in its sole discretion, deems appropriate to the foregoing. Any adjustment in the number of shares subject to an Award under this Article 9.1 shall be rounded down to the nearest whole share, although the Administrator in its sole discretion may make a cash payment in lieu of a fractional share. Except as provided in this Article 9.1, a Participant shall have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.
9.2   Dissolution or Liquidation.   To the extent not previously exercised or settled, Options, SARs and Restricted Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.
9.3   Corporate Transactions.   In the event that the Company is a party to a merger, consolidation, or a Change in Control (other than one described in Article 14.6(d)), all Common Shares acquired under the Plan and all Awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or portions thereof) in an identical manner. Unless an Award Agreement provides otherwise, the treatment specified in the definitive transaction agreement or by the Administrator may include (without limitation) one or more of the following with respect to each outstanding Award:
(a)   The continuation of such outstanding Award by the Company (if the Company is the surviving entity);
(b)   The assumption of such outstanding Award by the surviving entity or its parent, provided that the assumption of an Option or a SAR shall comply with applicable tax requirements;
(c)   The substitution by the surviving entity or its parent of an equivalent award for such outstanding Award (including, but not limited to, an award to acquire the same consideration paid to the holders of Common Shares in the transaction), provided that the substitution of an Option or a SAR shall comply with applicable tax requirements;
(d)   In the case of an Option or SAR, the cancellation of such Award without payment of any consideration. An Optionee shall be able to exercise such Optionee’s outstanding Option or SAR, to the extent such Option or SAR is then vested or becomes vested as of the effective time of the transaction, during a period of not less than five full business days preceding the closing date of the transaction, unless (i) a shorter period is required to permit a timely closing of the transaction and (ii) such shorter period still offers the Optionee a reasonable opportunity to exercise such Option or SAR. Any exercise of such Option or SAR during such period may be contingent on the closing of the transaction;

(e)   The cancellation of such Award and a payment to the Participant with respect to each share subject to the portion of the Award that is vested or becomes vested as of the effective time of the transaction equal to the excess of (A) the value, as determined by the Administrator in its absolute discretion, of the property (including cash) received by the holder of a Common Share as a result of the transaction, over (if applicable) (B) the per-share Exercise Price of such Award (such excess,if any, the “Spread”). Such payment may be made in the form of cash, cash equivalents, or securities of the surviving entity or its parent having a value equal to the Spread. In addition, any escrow, holdback, earn-out or similar provisions in the definitive transaction agreement may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Common Shares. If the Spread applicable to an Award (whether or not vested) is zero or a negative number, then the Award may be cancelled without making a payment to the Participant. In the event that an Award is subject to Code Section 409A, the payment described in this clause (e) shall be made on the settlement date specified in the applicable Award Agreement, provided that settlement may be accelerated in accordance with Treasury Regulation Section 1.409A-3(j)(4); or
(f)   The assignment of any reacquisition or repurchase rights held by the Company in respect of an Award of Restricted Shares to the surviving entity or its parent, with corresponding proportionate adjustments made to the price per share to be paid upon exercise of any such reacquisition or repurchase rights.
Unless an Award Agreement provides otherwise, each outstanding Award held by a Participant who remains a Service Provider as of the effective time of a Change in Control (a “Current Participant”) shall become fully vested and, if applicable, exercisable immediately prior to the effective time of the Change in Control, unless such Award is continued, assumed or substituted as provided for in clauses (a), (b) or (c) above. The prior sentence shall not apply to an Award held by a Participant who is not a Current Participant, unless the applicable Award Agreement provides otherwise or unless the Company and the acquirer agree otherwise.
In addition, in the case of an outstanding Award as of the effective time of a Change in Control that is subject to one or more performance-based vesting conditions that have not yet been satisfied, such performance-based vesting conditions shall be deemed achieved at 100% of target levels upon the Change in Control, unless such Award is continued, assumed or substituted as provided for in clauses (a), (b) or (c) above and such performance-based vesting condition remains measurable and applicable, or unless the applicable Award Agreement provides for different treatment.
For avoidance of doubt, the Administrator shall have the discretion, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to provide for the acceleration of vesting upon the occurrence of a Change in Control, whether or not the Award is to be assumed or replaced in the transaction, or in connection with a termination of the Participant’s Service following a transaction.
Any action taken under this Article 9.3 shall either preserve an Award’s status as exempt from Code Section 409A or comply with Code Section 409A.
ARTICLE 10.   OTHER AWARDS.
Subject in all events to the limitations under Article 3 above as to the number of Common Shares available for issuance under this Plan, the Company may grant other forms of cash-based, equity-based or equity-related Awards not specifically described herein that the Administrator determines are consistent with the purpose of the Plan and the interests of the Company. In addition, the Company may grant awards under other plans or programs, where such awards are settled in the form of Common Shares issued under this Plan. Such Common Shares shall be treated for all purposes under the Plan like Common Shares issued in settlement of Restricted Stock Units and shall, when issued, reduce the number of Common Shares available under Article 3.
ARTICLE 11.   LIMITATION ON RIGHTS.
11.1   Retention Rights.   Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain a Service Provider. The Company and its Parents, Subsidiaries and Affiliates

reserve the right to terminate the Service of any Service Provider at any time, with or without cause, subject to applicable laws, the Company’s certificate of incorporation and by-laws and a written employment agreement (if any).
11.2   Shareholders’ Rights.   Except as set forth in Article 7.4 or 8.4 above, a Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Common Shares covered by such Participant’s Award prior to the time when a stock certificate for such Common Shares is issued or, if applicable, the time when they become entitled to receive such Common Shares by filing any required notice of exercise and paying any required Exercise Price. No adjustment shall be made for cash dividends or other rights for which the record date is prior to such time, except as expressly provided in the Plan.
11.3   Regulatory Requirements.   Any other provision of the Plan notwithstanding, the obligation of the Company to issue Common Shares under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Common Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed necessary by the Company’s counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Common Shares as to which such requisite authority has not been obtained.
11.4   Transferability of Awards. The Administrator may, in its sole discretion, permit transfer of an Award in a manner consistent with applicable law (including, other than an ISO, to a “family member” as such term is defined in the General Instructions to Form S-8 (whether by gift or a domestic relations order)). Unless otherwise determined by the Administrator, Awards shall be transferable by a Participant only by (a) beneficiary designation, (b) a will or (c) the laws of descent and distribution; provided that, in any event, an ISO may only be transferred by will or by the laws of descent and distribution and may be exercised during the lifetime of the Optionee only by the Optionee or by the Optionee’s guardian or legal representative. Any transferee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations.
11.5   Recoupment Policy.   All Awards granted under the Plan, all amounts paid under the Plan and all Common Shares issued under the Plan shall be subject to recoupment, clawback or recovery by the Company in accordance with applicable law and with Company policy (whenever adopted) regarding same, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other applicable law, as well as any implementing regulations and/or listing standards.
11.6   Other Conditions and Restrictions on Common Shares.   Any Common Shares issued under the Plan shall be subject to such forfeiture conditions, rights of repurchase, rights of first refusal, other transfer restrictions and such other terms and conditions as the Administrator may determine. Such conditions and restrictions shall be set forth in the applicable Award Agreement and shall apply in addition to any restrictions that may apply to holders of Common Shares generally. In addition, Common Shares issued under the Plan shall be subject to such conditions and restrictions imposed either by applicable law or by Company policy, as adopted from time to time, designed to ensure compliance with applicable law or laws with which the Company determines in its sole discretion to comply including in order to maintain any statutory, regulatory or tax advantage.
ARTICLE 12.   TAXES.
12.1   General.   It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Administrator or the Company, for the satisfaction of any federal, state, local or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company shall not be required to issue any Common Shares or make any cash payment under the Plan unless such obligations are satisfied.

12.2   Share Withholding.   To the extent that applicable law subjects a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company withhold all or a portion of any Common Shares that otherwise would be issued to such Participant or by surrendering all or a portion of any Common Shares that they previously acquired. Such Common Shares shall be valued on the date when they are withheld or surrendered. Any payment of taxes by assigning Common Shares to the Company may be subject to restrictions, including any restrictions required by the Securities and Exchange Commission, accounting or other rules.
12.3   Section 409A Matters.   Except as otherwise expressly set forth in an Award Agreement, it is intended that Awards granted under the Plan either be exempt from, or comply with, the requirements of Code Section 409A. To the extent an Award is subject to Code Section 409A (a “409A Award”), the terms of the Plan, the Award and any Award Agreement shall be interpreted to comply with the requirements of Code Section 409A so that the Award is not subject to additional tax or interest under Code Section 409A, unless the Administrator expressly provides otherwise. A 409A Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order for it to comply with the requirements of Code Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” to an individual who is considered a “specified employee” (as each term is defined under Code Section 409A), then no such payment shall be made prior to the date that is the earlier of (a) six months and one day after the Participant’s separation from service or (b) the Participant’s death, but only to the extent such delay is necessary for such payment to comply with the requirements of Code Section 409A(a)(2)(B)(i). Further, no Participant or the creditors or beneficiaries of a Participant shall have the right to subject any deferred compensation (within the meaning of Code Section 409A) payable under the Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to any Participant or for the benefit of any Participant under the Plan may not be reduced by, or offset against, any amount owing by any such Participant to the Company, any Subsidiary or any Affiliate. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan, including any taxes and penalties under Code Section 409A, and neither the Company, nor any Subsidiary or any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or any beneficiary harmless from such taxes or penalties. With respect to any 409A Award, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Code Section 409A. For purposes of Code Section 409A, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.
12.4   Limitation on Liability.   Neither the Company nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.
ARTICLE 13.   FUTURE OF THE PLAN.
13.1   Term of the Plan.   The Plan, as set forth herein, shall become effective on the date the Board approved the adoption of the Plan, subject to approval by the Company’s shareholders. The Plan shall terminate automatically 10 years after the date when the Board approved the adoption of the Plan, and no Award shall be granted under the Plan thereafter. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted under the Plan on or prior to such tenth anniversary, and the authority of the Administrator to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award, shall nevertheless continue thereafter.
13.2   Amendment or Termination.   Subject to Section 13.3, the Board may, at any time and for any reason, amend or terminate the Plan without shareholder approval; provided, that any amendment of the Plan shall not materially and adversely affect any of the rights or obligations of any Participant under an Award previously granted to such Participant under the Plan, without such affected Participant’s consent (except to the extent deemed necessary to comply with any applicable law, government regulation, the rules of any principal securities exchange or market on which the Common Shares are then traded, or to preserve favorable accounting or tax treatment of any Award for the Company). No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan, or any amendment thereof, shall not affect any Award previously granted under the Plan.

13.3   Shareholder Approval.   An amendment of the Plan shall be subject to the approval of the Company’s shareholders only to the extent required by any applicable law, government regulation, or the rules of any principal securities exchange or market on which the Common Shares are then traded.
ARTICLE 14.   DEFINITIONS.
14.1   “Administrator” means the Board or any Committee administering the Plan in accordance with Article 2.
14.2   “Affiliate” means (a) any entity that, directly or indirectly, is controlled by,controls or is under common control with, the Company and/or (b) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator.
14.3   “Award” means any award granted under the Plan, including as an Option, a SAR, a Restricted Share award, a Restricted Stock Unit award or another form of cash-based, equity-based or equity-related award that the Administrator determines is consistent with the purpose of the Plan and the interests of the Company.
14.4   “Award Agreement” means a Stock Option Agreement, a SAR Agreement, a Restricted Stock Agreement, a Restricted Stock Unit Agreement or such other agreement evidencing an Award granted under the Plan.
14.5   “Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a Committee to whom the Board has delegated authority to administer any aspect of this Plan.
14.6   “Change in Control” means:
(a)   Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities;
(b)   The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;
(c)   The consummation of a merger or consolidation of the Company with or into any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or
(d)   A transaction in which individuals who are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board over a period of 12 months; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by at least a majority of the members of the Incumbent Board then still in office (either by a specific vote or by approval of the proxy statement of the Company in which the individual is named as a nominee for director, without written objection to such nomination), such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided, further, that no individual initially elected or nominated as a Board member as a result of an actual or threatened election contest with respect to Board members or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board will be deemed to be a member of the Incumbent Board.
A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment or settlement event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then, notwithstanding anything to the contrary in the Plan or applicable Award Agreement, the payment or settlement of such Award may accelerate upon a Change in Control for purposes of the Plan or any Award Agreement only if such Change in Control also constitutes a “change in ownership”, “change in effective control”, or “change in the ownership of a substantial portion of the Company’s assets” as defined under Code Section 409A (it being understood that vesting of the Award may accelerate upon a Change in Control, even if payment or settlement of the Award may not accelerate pursuant to this sentence).
14.7   “Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto, and the regulations promulgated thereunder.
14.8   “Committee” means a committee of one or more members of the Board, or of other individuals satisfying applicable laws, appointed by the Board to administer the Plan.
14.9   “Common Share” means one share of the Company’s common stock (and any stock or other securities into which such share may be converted or into which it may be exchanged).
14.10   “Company” means Shapeways Holdings, Inc., a Delaware corporation.
14.11   “Consultant” means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.
14.12   “Employee” means an employee of the Company, a Parent, a Subsidiary or an Affiliate (whether as a common law employee, statutory employee, or otherwise).
14.13   “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute thereto, and the regulations promulgated thereunder.
14.14   “Exercise Price,” in the case of an Option, means the amount for which one Common Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value of one Common Share in determining the amount payable upon exercise of such SAR.
14.15   “Fair Market Value” means the closing price of a Common Share on any established stock exchange or a national market system on the applicable date or, if the applicable date is not a trading day, on the last trading day prior to the applicable date, as reported in a source that the Administrator deems reliable. If Common Shares are not traded on an established stock exchange or a national market system, the Fair Market Value shall be determined by the Administrator in good faith on such basis as it deems appropriate. The Administrator’s determination shall be final, conclusive and binding on all persons. Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A.
14.16   “ISO” means an incentive stock option described in Code Section 422(b).
14.17   “NSO” means a stock option not described in Code Sections 422 or 423.
14.18   “Option” means an ISO or NSO granted under the Plan and entitling the Optionee to purchase Common Shares.
14.19   “Optionee” means a Service Provider holding an Option or SAR.
14.20   “Outside Director” means a member of the Board who is not an Employee.
14.21   “Parent” means any corporation or entity (other than the Company) in an unbroken chain of corporations or entities ending with the Company, if each of the corporations or entities other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations or entities in such chain. A corporation or entity that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

14.22   “Participant” means a Service Provider holding an Award.
14.23   “Plan” means this Shapeways Holdings, Inc. 2021 Equity Incentive Plan, as amended from time to time.
14.24   “Restricted Share” means a Common Share awarded under the Plan that is subject to certain transfer restrictions, forfeiture provisions and/or other terms and conditions specified herein and in the applicable Restricted Stock Agreement.
14.25   “Restricted Stock Agreement” means the agreement consistent with the terms of the Plan between the Company and the Service Provider that contains the terms, conditions and restrictions pertaining to such Restricted Share.
14.26   “Restricted Stock Unit” means a bookkeeping entry representing the equivalent of one Common Share, as awarded under the Plan.
14.27   “Restricted Stock Unit Agreement” means the agreement consistent with the terms of the Plan between the Company and the Service Provider that contains the terms, conditions and restrictions pertaining to such Restricted Stock Unit.
14.28   “SAR” means a stock appreciation right granted under the Plan.
14.29   “SAR Agreement” means the agreement consistent with the terms of the Plan between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to such Optionee’s SAR.
14.30   “Securities Act” means the Securities Act of 1933, as amended, or any successor statute thereto, and the regulations promulgated thereunder.
14.31    “Service” means service as a Service Provider. In the event of any dispute over whether and when Service has terminated, the Administrator shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.
14.32   “Service Provider” means any individual who is an Employee, Outside Director or Consultant, including any prospective Employee, Outside Director or Consultant who has accepted an offer of employment or service and will be an Employee, Outside Director or Consultant after the commencement of their service.
14.33   “Stock Option Agreement” means the agreement consistent with the terms of the Plan between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to such Optionee’s Option.
14.34   “Subsidiary” means any corporation or other entity (other than the Company) in an unbroken chain of corporations or entities beginning with the Company, if each of the corporations or entities other than the last corporation or entity in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations or entities in such chain. A corporation or entity that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.
14.35   “Substitute Awards” means Awards or Common Shares issued by the Company in assumption of, or substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a corporation or other entity acquired by the Company, any Subsidiary or any Affiliate or with which the Company, any Subsidiary or any Affiliate combines to the extent permitted by the applicable exchange listing requirements.

Annex F
Shapeways Holdings, Inc.
2021 Employee Stock Purchase Plan
As Adopted by Approval of the Board Effective on            , 2021
Approved by Shareholders on            , 2021

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Shapeways Holdings, Inc.
2021 Employee Stock Purchase Plan
SECTION 1.   PURPOSE OF THE PLAN.
The purpose of the Plan is to provide Eligible Employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing Stock from the Company on favorable terms and to pay for such purchases through payroll deductions or other approved contributions.
SECTION 2.   ADMINISTRATION OF THE PLAN.
(a)   General.   The Plan may be administered by the Board or one or more Committees to which the Board (or an authorized Board committee) has delegated authority. If administration is delegated to a Committee, the Committee shall have the powers theretofore possessed by the Board, including, to the extent permitted by applicable law, the power to delegate to a sub-committee any of the administrative powers the committee is authorized to exercise (and references in this Plan to either the Board or the Administrator shall hereafter also encompass the committee or subcommittee, as applicable). The Board may abolish the Committee’s delegation at any time and the Board shall at all times also retain the authority it has delegated to the Committee. Each Committee shall comply with rules and regulations applicable to it, including under the rules of any exchange on which the Stock is traded, and shall have the authority and be responsible for such functions as have been assigned to it.
(b)   Powers of the Administrator.   Subject to the terms of the Plan, and in the case of a Committee, subject to the specific duties delegated to the Committee, the Administrator shall have the power to establish the terms and conditions of Offering Periods (which need not be identical) under the Plan, to interpret the Plan and make all other policy decisions relating to the operation of the Plan. The Administrator may adopt such rules, guidelines and forms as it deems appropriate to implement the Plan.
(c)   Effects of Administrator’s Decisions.   The Administrator’s decisions, determinations and interpretations shall be final, conclusive and binding on all interested parties.
(d)   Governing Law.   The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice of law provisions).
SECTION 3.   STOCK OFFERED UNDER THE PLAN.
(a)   Authorized Shares.   The number of shares of Stock available for purchase under the Plan shall be                  shares of the Company’s Stock (subject to adjustment pursuant to Subsection (c) below), plus the additional shares described in Subsection (b) below. Shares of Stock issued pursuant to the Plan may be authorized but unissued shares or treasury shares.
(b)   Annual Increase in Shares.   On the first day of each calendar year during the term of the Plan, commencing on January 1, 2022 and continuing until (and including) January 1, 2031, the aggregate number of shares of Stock that may be issued under the Plan shall automatically increase by a number equal to the lesser of (i) one percent (1%) of the total number of shares of Stock issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of shares of Stock determined by the Board.
(c)   Anti-Dilution Adjustments.   In the event that any dividend or other distribution (whether in the form of cash, stock or other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Stock or other securities of the Company, or other similar change in the corporate structure of the Company affecting the Stock and effected without receipt or payment of consideration by the Company occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, there will be a proportionate adjustment of the number and class of Stock that may be delivered under the Plan, the Purchase Price per share and the number and class of Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Subsections 3(a), 3(b) and 9(c).

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(d)   Reorganizations.   In the event of a Corporate Reorganization, the outstanding rights to purchase Stock under any Offering Period then in progress may be continued, assumed or substituted by the surviving entity or its parent. If such acquirer refuses to continue, assume or substitute for any such rights, then a new Purchase Date for such Offering Period(s) will be set prior to the effective time of the Corporate Reorganization, the Participants’ accumulated contributions will be applied to purchase Stock on such date, and any such Offering Periods shall terminate immediately after such purchase. In the event a new Purchase Date is set under this Subsection 3(d), Participants will be given notice of the new Purchase Date. The Plan shall in no event be construed to restrict in any way the Company’s right to undertake a dissolution, liquidation, merger, consolidation or other reorganization.
SECTION 4.   ENROLLMENT AND PARTICIPATION.
(a)   Offering Periods and Purchase Periods.
(i)   Base Offering Periods.   The Administrator may from time to time establish Offering Periods (consisting of one or more Purchase Periods) of such frequency and duration as it may deem appropriate (the “Base Offering Periods”); provided that a Base Offering Period shall in no event be longer than 27 months (or such other period as may be imposed under applicable tax law). Each Base Offering Period shall contain such terms and conditions (consistent with the Plan) as the Administrator deems appropriate. Within the limits of the Plan, the Administrator may change the frequency, duration and other terms and conditions of the Base Offering Periods as it deems appropriate from time to time. The Base Offering Periods are intended to qualify under Code Section 423.
(ii)   Additional Offering Periods.   At the discretion of the Administrator, additional Offering Periods (the “Additional Offering Periods”) may be conducted under the Plan including, if necessary or advisable in the sole discretion of the Administrator, under a separate sub-plan or sub-plans, permitting grants to Eligible Employees of certain Participating Companies (each, a “Sub-Plan”). Such Additional Offering Periods may be designed to achieve desired tax objectives in particular locations outside the United States or to comply with local laws applicable to offerings in such foreign jurisdictions and will not be intended to qualify under Code Section 423. The Administrator shall determine the commencement and duration of each Additional Offering Period, which may be consecutive or overlapping. The other terms and conditions of each Additional Offering Period shall be those set forth in this Plan document or in terms and conditions approved by the Administrator with respect to such Additional Offering Period (whether or not set forth in a written Sub-Plan), with such changes or additional features as the Administrator determines necessary to comply with local law. Each Additional Offering Period (whether or not set forth in a written Sub-Plan) shall be considered a separate plan from the Plan (the “Statutory Plan”). The total number of shares authorized to be issued under the Plan as provided in Section 3 above applies in the aggregate to the Statutory Plan and any Additional Offering Period. Unless otherwise superseded by the terms and conditions approved by the Administrator with respect to an Additional Offering Period, the provisions of this Plan document shall govern the operation of any offering conducted hereunder.
(iii)   Separate Offerings.   Each Base Offering Period and each Additional Offering Period conducted under the Plan is intended to constitute a separate “offering” for purposes of Code Section 423.
(iv)   Equal Rights and Privileges.   To the extent an Offering Period is intended to qualify under Code Section 423, all participants in such Offering Period shall have the same rights and privileges with respect to their participation in such Offering Period in accordance with Code Section 423 and the regulations thereunder except for differences that may be mandated by local law and are consistent with the requirements of Code Section 423(b)(5).
(b)   Enrollment.   In the case of any individual who qualifies as an Eligible Employee on the first day of any Offering Period, he or she may elect to become a Participant on such day by filing the prescribed enrollment form with the Company. The enrollment form shall be filed in the prescribed manner during the applicable Enrollment Period for such Offering Period. The Administrator may establish other procedures for enrollment by Eligible Employees.
(c)   Duration of Participation.   Once enrolled in the Plan, a Participant shall continue to participate in the Plan until he or she:

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(i)   Reaches the end of the Offering Period or Purchase Period, as applicable, in which his or her employee contributions were discontinued under Subsection 5(c) or 9(b);
(ii)   Withdraws from the Plan under Subsection 6(a); or
(iii)   Ceases to be an Eligible Employee.
A Participant whose employee contributions were discontinued automatically under Subsection 9(b) shall automatically resume participation as described therein. In all other cases, a former Participant may again become a Participant, if he or she then is an Eligible Employee, by following the procedure described in Subsection (b) above.
(d)   Applicable Offering Period.   For purposes of calculating the Purchase Price under Subsection 8(b), the applicable Offering Period shall be determined as follows:
(i)   Once a Participant is enrolled in the Plan for an Offering Period, such Offering Period shall continue to apply to him or her until the earliest of (A) the end of such Offering Period, (B) the end of his or her participation under Subsection (c) above, or (C) re-enrollment for a subsequent Offering Period under Paragraph (ii) or (iii) below.
(ii)   Any other provision of the Plan notwithstanding, the Administrator (at its sole discretion) may determine prior to the commencement of any new Offering Period that all Participants shall be re-enrolled for such new Offering Period. In addition, the Administrator may structure an Offering Period so that in the event that the Fair Market Value of a share on the first day of the Offering Period for which the Participant is enrolled is higher than on the first day of any subsequent Offering Period, the Participant shall automatically be re-enrolled for such subsequent Offering Period.
(iii)   When a Participant reaches the end of an Offering Period but his or her participation is to continue, then such Participant shall automatically be re-enrolled for the Offering Period that commences immediately after the end of the prior Offering Period.
SECTION 5.   EMPLOYEE CONTRIBUTIONS.
(a)   Commencement of Payroll Deductions.   A Participant may purchase shares of Stock under the Plan by means of payroll deductions implemented at the applicable Participating Company or (if so approved by the Administrator with respect to all Participants in a Base Offering Period) other approved contributions in form and substance satisfactory to the Administrator. Payroll deductions or other approved contributions shall commence as soon as reasonably practicable after the Company has received the prescribed enrollment form. In jurisdictions where payroll deductions are not permitted under local law, Participants may purchase shares of Stock by making contributions in the form that is acceptable and approved by the Administrator.
(b)   Amount of Payroll Deductions.   An Eligible Employee shall designate on the prescribed enrollment form the portion of his or her Compensation that he or she elects to have withheld for the purchase of Stock. Such portion shall be a whole percentage of the Eligible Employee’s Compensation, but not less than 1% nor more than 15% (or such lesser percentage established by the Administrator for an Offering Period).
(c)   Reducing Withholding Rate or Discontinuing Payroll Deductions.   If a Participant wishes to reduce his or her rate of payroll withholding, such Participant may do so by filing a new enrollment form with the Company in the manner prescribed by the Administrator. The new withholding rate shall be effective as soon as reasonably practicable after the Company has received such form. The new withholding rate may be 0% or any whole percentage of the Participant’s Compensation, but not more than his or her old withholding rate. The Administrator may limit the number of times a Participant may elect to reduce his or her rate of withholding during any Offering Period and/or Purchase Period. Unless a different rule is established for an Offering Period, no Participant shall make more than one election under this Subsection (c) during any Purchase Period. (In addition, employee contributions may be discontinued automatically pursuant to Subsection 9(b).)
(d)   Increasing Withholding Rate.   Unless the Administrator establishes a different rule for an Offering Period, a Participant may not increase his or her rate of payroll withholding during a Purchase Period. If a Participant wishes to increase his or her rate of payroll withholding, such Participant may do so by filing a

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new enrollment form with the Company at least fifteen (15) calendar days prior to commencement of a Purchase Period (or such other period as is specified by the Administrator). The new withholding rate shall be effective on the first day of the next-upcoming Purchase Period in which the Participant participates. The new withholding rate may be any whole percentage of the Participant’s Compensation, but not less than 1% nor more than the maximum amount established for the Offering Period.
SECTION 6.   WITHDRAWAL FROM THE PLAN.
(a)   Withdrawal.   A Participant may elect to withdraw from the Plan (and the Offering Period in which he or she is participating) by filing the prescribed form with the Company in the prescribed manner at least fifteen (15) calendar days prior to a Purchase Date (or such other period as is specified by the Administrator). As soon as reasonably practicable thereafter, payroll deductions or other approved contributions shall cease and the entire amount credited to the Participant’s Plan Account with respect to such Offering Period shall be refunded to him or her in cash, without interest (except as otherwise required by the laws of the local jurisdiction). No partial withdrawals from an Offering Period shall be permitted.
(b)   Re-Enrollment after Withdrawal.   A former Participant who has withdrawn from the Plan shall not be a Participant until he or she re-enrolls in the Plan under Subsection 4(b) during an Enrollment Period. Re-enrollment may be effective only at the commencement of an Offering Period.
SECTION 7.   CHANGE IN EMPLOYMENT STATUS.
(a)   Termination of Employment.   Termination of employment as an Eligible Employee for any reason, including death, shall be treated as an automatic withdrawal from the Plan under Subsection 6(a).
(b)   Transfers of Employment.   If a Participant transfers employment from a Participating Company that is participating in a Base Offering Period to a Participating Company that is participating in an Additional Offering Period, he or she will immediately cease to participate in the Base Offering Period, as applicable; however, such Participant’s Plan Account will be transferred to the Additional Offering Period, and such Participant will immediately join such Additional Offering Period on the terms and conditions applicable to such Additional Offering Period, except for any modifications required by applicable law. If a Participant transfers employment from a Participating Company that is participating in an Additional Offering Period to a Participating Company that is participating in the Base Offering Period, he or she will continue to participate in the Additional Offering Period until the earlier of (i) the end of such Additional Offering Period, or (ii) the commencement of the first Base Offering Period in which he or she is eligible. If a Participant transfers employment from a Participating Company to a Related Corporation that is not a Participating Company, he or she shall be deemed to have withdrawn from the Plan pursuant to Subsection 6(a).
(c)   Leave of Absence.   For purposes of the Plan, employment shall not be deemed to terminate when the Participant goes on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. Employment, however, shall, except as otherwise determined by the Administrator with respect to a Participant in an Additional Offering Period, be deemed to terminate on the first day following three months after the Participant goes on a leave, unless a contract or statute guarantees his or her right to return to work. Employment shall, except as otherwise determined by the Administrator with respect to a Participant in an Additional Offering Period, be deemed to terminate in any event when the approved leave ends, unless the Participant immediately returns to work.
(d)   Death.   In the event of the Participant’s death, the amount credited to his or her Plan Account shall be paid in cash, without interest (unless otherwise required by the laws of the local jurisdiction), to a beneficiary designated by him or her for this purpose on the prescribed form or, if none, to the Participant’s estate. Such form shall be valid only if it was filed with the Company in the prescribed manner before the Participant’s death.
SECTION 8.   PLAN ACCOUNTS AND PURCHASE OF SHARES.
(a)   Plan Accounts.   The Company shall maintain a Plan Account on its books in the name of each Participant. Whenever an amount is deducted from the Participant’s Compensation under the Plan, such amount shall be credited to the Participant’s Plan Account. Unless otherwise required by the laws of the local

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jurisdiction, (i) amounts credited to Plan Accounts shall not be trust funds and may be commingled with the Company’s general assets and applied to general corporate purposes, and (ii) no interest shall be credited to Plan Accounts.
(b)   Purchase Price.   The Administrator shall establish the Purchase Price for each Offering Period; provided, however, that the Purchase Price for each share of Stock purchased on a Purchase Date shall not be less than the lower of:
(i)   85% of the Fair Market Value of such share on the first trading day of such Offering Period; or
(ii)   85% of the Fair Market Value of such share on the Purchase Date.
(c)   Number of Shares Purchased.   On each Purchase Date, each Participant shall be deemed to have elected to purchase the number of shares of Stock calculated in accordance with this Subsection (c), unless the Participant has previously elected to withdraw from the Offering Period in accordance with Subsection 6(a). The amount then in the Participant’s Plan Account shall be divided by the Purchase Price, and the number of shares that results shall be purchased from the Company with the funds in the Participant’s Plan Account. The foregoing number of shares of Stock that may be purchased by a Participant are subject to the limitations set forth in Subsection (d) below and in Section 9. The Administrator may determine with respect to all Participants in an Offering Period that any fractional share, as calculated under this Subsection (c), shall be (i) rounded down to the next lower whole share or (ii) credited as a fractional share.
(d)   Available Shares Insufficient.   In the event that the aggregate number of shares that all Participants elect to purchase with respect to a particular Purchase Period exceeds (i) the number of shares of Stock that were available under Section 3 above for sale under the Plan on the first day of the applicable Offering Period, or (ii) the number of shares that were available under Section 3 above for sale under the Plan on the applicable Purchase Date, then the number of shares to which each Participant is entitled shall be determined by multiplying the number of shares available for issuance by a fraction. The numerator of such fraction is the number of shares that such Participant has elected to purchase, and the denominator of such fraction is the number of shares that all Participants have elected to purchase. The Company may make a pro rata allocation of the shares available on the first day of an applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company’s shareholders subsequent to such date. In the event of a pro-rata allocation under this Subsection (d), the Administrator may determine in its discretion to continue all Offering Periods then in effect or terminate all Offering Periods then in effect pursuant to Section 14.
(e)   Issuance of Stock.   The shares of Stock purchased by a Participant under the Plan will be registered in the name of such Participant. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. (The two preceding sentences shall apply whether or not the Participant is required to pay income tax in the United States.)
(f)   Tax Withholding.   To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company shall not be required to issue any shares of Stock under the Plan until such obligations, if any, are satisfied.
(g)   Unused Cash Balances.   Subject to the final sentence of Subsection 8(c), an amount remaining in the Participant’s Plan Account that represents the Purchase Price for any fractional share shall be carried over in the Participant’s Plan Account to the next Offering Period or Purchase Period, as applicable. Any amount remaining in the Participant’s Plan Account that represents the Purchase Price for whole shares that could not be purchased by reason of Subsection (c) or (d) above or Subsection 9(b) or (c) shall be refunded to the Participant in cash, without interest (except as otherwise required by the laws of the local jurisdiction).
(h)   Shareholder Approval.   Any other provision of the Plan notwithstanding, no shares of Stock shall be purchased under the Plan unless and until the Company’s shareholders have approved the adoption of the Plan.

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SECTION 9.   PLAN LIMITATIONS.
(a)   Five Percent Limit.   Any other provision of the Plan notwithstanding, no Participant shall be granted a right to purchase Stock under the Plan if, immediately after such right is granted, such Participant would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Related Corporation, applying the stock attribution rules of Code Section 424(d), and including any stock in which the Participant may purchase under outstanding options as stock owned by such Participant.
(b)   Dollar Limit.
(i)   As specified by Code Section 423(b)(8), no Participant shall be entitled to accrue rights to purchase Stock pursuant to any such rights outstanding under the Plan if and to the extent such accrual, when aggregated with (A) rights to purchase Stock accrued under any other right to purchase Stock under the Plan, and (B) similar rights accrued under other employee stock purchase plans (within the meaning of Code Section 423) of the Company or any Related Corporation, would otherwise permit such Participant to purchase more than $25,000 worth of Stock of the Company or any Related Corporation (determined on the basis of the Fair Market Value per share on the date such rights are granted, and which, with respect to the Plan, will be determined as of the beginning of the respective Offering Period) for each calendar year such rights are at any time outstanding.
(ii)   If a Participant is precluded by this Subsection (b) from purchasing additional Stock under the Plan, then his or her employee contributions shall automatically be discontinued and shall automatically resume at the beginning of the next Purchase Period with a scheduled Purchase Date in the next calendar year, provided that he or she is an Eligible Employee at the beginning of such Purchase Period.
(c)   Purchase Period Share Purchase Limit.   The Administrator may establish one or more limits on the number of shares of Stock that may be purchased during any Offering Period and/or Purchase Period, including individual limits and/or aggregate limits. Unless the Administrator provides otherwise with respect to an Offering Period, any other provision of the Plan notwithstanding, no Participant shall purchase more than        shares of Stock with respect to any Purchase Period.
SECTION 10.   RIGHTS NOT TRANSFERABLE.
The rights of any Participant under the Plan, or any Participant’s interest in any Stock or moneys to which he or she may be entitled under the Plan, shall not be transferable by voluntary or involuntary assignment or by operation of law, or in any other manner other than by beneficiary designation or the laws of descent and distribution. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than by beneficiary designation or the laws of descent and distribution, then such act shall be treated as an election by the Participant to withdraw from the Plan under Subsection 6(a).
SECTION 11.   NO RIGHTS FOR CONTINUED EMPLOYMENT.
Nothing in the Plan or in any right granted under the Plan shall confer upon the Participant any right to continue in the employ of a Participating Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Participating Companies or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her employment at any time and for any reason, with or without cause.
SECTION 12.   NO RIGHTS AS A SHAREHOLDER.
A Participant shall have no rights as a shareholder with respect to any shares of Stock that he or she may have a right to purchase under the Plan until such shares have been purchased on the applicable Purchase Date.
SECTION 13.   SECURITIES LAW REQUIREMENTS.
Shares of Stock shall not be issued, and the Company shall have no liability for failure to issue shares of Stock, under the Plan unless the issuance and delivery of such shares comply with (or are exempt from) all

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applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded.
SECTION 14.   AMENDMENT OR DISCONTINUANCE.
(a)   General Rule.   The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Stock on the next Purchase Date, or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Subsection 3(c) or (d)). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts which have not been used to purchase shares of Stock will be returned to the Participants (without interest thereon, except as otherwise required by the laws of the local jurisdiction) as soon as administratively practicable.
(b)   Administrator’s Discretion.   Without shareholder consent and without limiting Subsection (a) above, the Administrator will be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any Offering Period to enable the purchase rights to qualify under and/or comply with Code Section 423, and establish such other limitations or procedures as it determines in its sole discretion advisable which are consistent with the Plan. The actions of the Administrator pursuant to this paragraph will not be considered to alter or impair the purchase rights granted under an Offering Period as they are to be deemed part of the initial terms of such Offering Period and purchase rights.
(c)   Accounting Considerations.   In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:
(i)   Amending the Plan to conform with the safe harbor definition under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or successor provision), including with respect to an Offering Period underway at the time;
(ii)   Altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;
(iii)   Shortening any Offering Period (and any Purchase Periods encompassed by such Offering Period) by setting a new Purchase Date, including with respect to an Offering Period underway at the time of the Administrator’s action;
(iv)   Reducing the maximum percentage of Compensation a Participant may elect to set aside as payroll deductions; and
(v)   Reducing the maximum number of shares of Stock a Participant may purchase during any Purchase Period.
Such modifications or amendments will not require shareholder approval or the consent of any Plan Participants. The actions of the Administrator pursuant to this paragraph will not be considered to alter or impair the purchase rights granted under an Offering Period as they are to be deemed part of the initial terms of such Offering Period and purchase rights.
(d)   Shareholder Approval.   Except as provided in Section 3, any increase in the aggregate number of shares of Stock that may be issued under the Plan shall be subject to the approval of the Company’s shareholders. In addition, any other amendment of the Plan shall be subject to the approval of the Company’s

F-8

shareholders to the extent required under Subsection 14(e) or by any applicable law, regulation or rule of any stock exchange or other securities market on which the Company’s securities may then be traded.
(e)   Plan Termination.   The Plan shall terminate automatically 20 years after its adoption by the Board, unless (i) the Plan is extended by the Board and (ii) the extension is approved within 12 months by a vote of the shareholders of the Company.
SECTION 15.   DEFINITIONS.
(a)   “Administrator” means the Board or any Committee administering the Plan in accordance with Section 2.
(b)   “Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.
(c)   “Board” means the Board of Directors of the Company, as constituted from time to time.
(d)   “Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto, and the regulations promulgated thereunder.
(e)   “Committee” means a committee of one or more members of the Board, or of other individuals satisfying applicable laws, appointed by the Board to administer the Plan.
(f)   “Company” means Shapeways Holdings, Inc., a Delaware corporation.
(g)   “Compensation” means, unless otherwise determined by the Administrator with respect to an Offering Period, those components of a Participant’s cash compensation (prior to reductions pursuant to Code Sections 125, 132(f) or 401(k)) that are regular and recurring, including cash base salary or base hourly pay but excluding any overtime pay or shift differentials, commissions, annual cash incentive compensation, and annual cash bonuses, and further excluding extraordinary cash items (such as one-time bonuses), as well as all non-cash items, moving or relocation allowances, cost-of-living or tax equalization payments, car allowances, tuition reimbursements, imputed income attributable to cars or life insurance, severance pay, fringe benefits, contributions or benefits received under employee benefit plans, payments for or related to equity compensation, and any similar items. The Administrator shall determine whether a particular item is included in Compensation.
(h)   “Corporate Reorganization” means:
(i)   The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization; or
(ii)   The sale, transfer or other disposition of all or substantially all of the Company’s assets or the complete liquidation or dissolution of the Company.
(i)   “Eligible Employee” means a common law employee of a Participating Company, provided, however, that the Administrator may exclude one or more of the following categories of employees (where exclusion of such employees is permitted by applicable law) from any Offering Period: (i) employees who have been employed less than two years (or any shorter period of time established for an Offering Period), (ii) employees who are customarily employed twenty (20) or less hours per week (or any lesser number of hours per week established for an Offering Period), (iii) employees who are customarily employed for five (5) months or less in a calendar year (or any lesser number of months in a calendar year established for an Offering Period), (iv) “highly compensated employees” (within the meaning of Code Section 414(q)) or (v) “highly compensated employees” (within the meaning of Code Section 414(q)) with compensation above a certain level and/or who are subject to the disclosure requirements of Section 16(a) of the Exchange Act. In addition, an individual shall not be considered an Eligible Employee if his or her participation in the Plan is prohibited by the law of any country that has jurisdiction over him or her or if complying with the laws of the applicable foreign jurisdiction would cause the Plan or an Offering Period to violate the requirements of Code Section 423. With respect to a Base Offering Period, any criteria used to determine Eligible Employees shall be determined in a manner consistent with Code Section 423. In the case of an Offering Period that is not intended to qualify

F-9

under Code Section 423, the Administrator may exclude any individual(s) from participation if the Administrator determines the participation of such individual(s) is not advisable or practicable.
(j)   “Enrollment Period” means a period prior to the start of an Offering Period during which Eligible Employees must submit the required enrollment forms to participate in such Offering Period, which period shall end at least five (5) business days (or such other date as may be specified in advance by the Administrator) prior to the start of the Offering Period.
(k)   “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(l)   “Fair Market Value” means the price at which Stock was last sold in the principal U.S. market for the Stock on the applicable date or, if the applicable date was not a trading day, on the last trading day prior to the applicable date. If Stock is no longer traded on a public U.S. securities market, the Fair Market Value shall be determined by the Administrator in good faith on such basis as it deems appropriate. The Administrator’s determination shall be final, conclusive and binding on all persons.
(m)   “Offering Period” means any period, including as the context requires Base Offering Periods and Additional Offering Periods, with respect to which the right to purchase Stock may be granted under the Plan, as determined pursuant to Subsection 4(a).
(n)   “Participant” means an Eligible Employee who participates in the Plan or any Sub-Plan, as provided in Section 4.
(o)   “Participating Company” means (i) the Company, (ii) each present or future Subsidiary designated by the Administrator as a Participating Company and (iii) solely in the case of an Offering Period not intended to qualify under Code Section 423, each present or future Affiliate designated by the Administrator as a Participating Company.
(p)   “Plan” means this Shapeways Holdings, Inc. 2021 Employee Stock Purchase Plan, as it may be amended from time to time.
(q)   “Plan Account” means the account established for each Participant pursuant to Subsection 8(a).
(r)   “Purchase Date” means the last trading day of a Purchase Period.
(s)   “Purchase Period”means a period within an Offering Period (which for an Offering Period with only a single Purchase Period would be coterminous with the Offering Period) during which contributions may be made toward the purchase of Stock under the Plan, as determined pursuant to Subsection 4(a).
(t)   “Purchase Price” means the price at which Participants may purchase Stock under the Plan, as determined pursuant to Subsection 8(b).
(u)   “Related Corporation” means any “parent corporation” of the Company as defined in Code Section 424(e) or any Subsidiary.
(v)   “Stock” means the common stock of the Company.
(w)   “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

F-10

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, civil fraud or the consequences of committing a crime. Following the Business Combination, the Proposed Charter and Bylaws of the Company will provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.
Galileo has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Galileo against its obligations to indemnify its officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Galileo pursuant to the foregoing provisions, Galileo has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.
Exhibits and Financial Statement Schedules.

(a)
The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Underwriting Agreement, dated October 17, 2019, between Galileo and EarlyBirdCapital, Inc.(3)***
2.1+	Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, by and among Galileo, Galileo Founders Holdings, L.P., in the capacity as the Purchaser Representative thereunder, Shapeways, and Fortis Advisors LLC, in the capacity as the Seller Representative thereunder (included as Annex C to the proxy statement/consent solicitation statement/prospectus).(1)***
3.1	Amended and Restated Memorandum and Articles of Association.(3)***
3.2	Form of Proposed Charter, to become effective upon the Business Combination and Domestication (included as Annex A to the proxy statement/consent solicitation statement/prospectus).***
3.3	Form of Bylaws, to become effective upon the Business Combination and Domestication (included as Annex B to the proxy statement/consent solicitation statement/prospectus).***
4.1	Specimen Unit Certificate.(2)***
4.2	Specimen Ordinary Share Certificate.(2)***
4.3	Specimen Warrant Certificate.(2)***
4.4	Warrant Agreement, dated October 17, 2019, by and between Galileo and Continental Stock Transfer & Trust Company, as Warrant Agent.(3)***
5.1	Opinion of Ellenoff Grossman & Schole LLP.*
8.1	Tax opinion of Ellenoff Grossman & Schole LLP.*
10.1	Letter Agreement, dated October 17, 2019, by and among Galileo, its officers, directors and Galileo Founders Holdings, L.P.(3)***

Exhibit No.	Description
10.2	Administrative Services Agreement, dated October 17, 2019, by and among Galileo and Ampla Capital, LLC.(3)***
10.3	Investment Management Trust Agreement, dated October 17, 2019, by and between Galileo and Continental Stock Transfer & Trust.(3)***
10.4	Registration Rights Agreement, dated October 17, 2019, by and among Galileo, Galileo Founders Holdings, L.P. and the investors party thereto.(3)***
10.5	Warrant Subscription Agreement, dated October 17, 2019, by and between Galileo and Galileo Founders Holdings, L.P.(3)***
10.6	Warrant Subscription Agreement, dated October 17, 2019, by and between Galileo and EarlyBirdCapital, Inc.(3)***
10.7	Share Escrow Agreement, dated October 17, 2019, by and between Galileo, the Sponsor and Continental Stock Transfer & Trust Company.(3)***
10.8	Form of Lock-Up Agreement, dated as of April 28, 2021, by and between Shapeways, and the shareholder of Shapeways party thereto.(1)***
10.9	Non-Competition Agreement, effective as of April 28, 2021, by and among Galileo, Shapeways, and Greg Kress.(1)***
10.10	Sponsor Forfeiture Letter, dated as of April 28, 2021, by and between Galileo and Galileo Founders Holdings, L.P.(1)***
10.11	Form of Subscription Agreement, dated as of April 28, 2021, by and among Galileo, Shapeways, and the subscriber party thereto.(1)***
10.12	Form of Voting Agreement, dated as of April 28, 2021, by and among Galileo, Shapeways, and the shareholders of Shapeways party thereto.(1)***
10.13	Form of Amendment to Share Escrow Agreement (included as Annex D to the proxy statement/consent solicitation statement/prospectus).***
10.14++	Form of Shapeways Holdings, Inc. 2021 Equity Incentive Plan (included as Annex E to the proxy statement/consent solicitation statement/prospectus).***
10.15++	Form of Shapeways Holdings, Inc. 2021 Employee Stock Purchase Plan (included as Annex F to the proxy statement/consent solicitation statement/prospectus).***
10.16++	Form of Employment Agreement between Shapeways, Inc. and Greg Kress.*
10.17++	Form of Employment Agreement between Shapeways, Inc. and Jennifer Walsh.*
10.18++	Form of Employment Agreement between Shapeways, Inc. and Miko Levy.*
10.19	Promissory Note of Galileo, dated December 14, 2020.(5)***
10.20	Memorandum of Understanding, dated as of March 26, 2021, by and between Shapeways, Inc. and Desktop Metal.*
10.21	Form of Shapeways Holdings, Inc. Transaction Bonus RSU Award Agreement.*
10.22	Form of Shapeways Holdings, Inc. Earnout RSU Award Agreement.*
23.1	Consent of Withum Smith+Brown, PC, independent registered public accounting firm of Galileo.*
23.2	Consent of Withum Smith+Brown, PC, independent registered public accounting firm of Shapeways.*

Exhibit No.	Description
23.3	Consent of Briggs & Veselka Co, independent registered public accounting firm of Shapeways.*
23.4	Consent of Ellenoff Grossman & Schole LLP (included as part of Exhibit 5.1).*
24.1	Power of Attorney (contained on the signature page to the initial filing of this registration statement).***
99.1	Form of Proxy Card for Shareholders.**
99.2	Consent of Alberto Recchi to be named as a Director.**
99.3	Consent of Patrick S. Jones to be named as a Director.**
99.4	Consent of Robert Jan Galema to be named as a Director.**
99.5	Consent of Josh Wolfe to be named as a Director.**
99.6	Consent of Greg Kress to be named as a Director.**
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

+	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).
++	Indicates a management or compensatory plan.
*	Filed herewith.
**	To be filed by Amendment.
***	Previously filed.
(1)	Incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on April 28, 2021.
(2)	Incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-234049).
(3)	Incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on October 23, 2019.
(4)	Incorporated by reference to the Company’s Form S-1, filed with the SEC on October 2, 2019, as amended.
(5)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on December 16, 2020.

Item 22.
Undertakings

The undersigned registrant hereby undertakes as follows:
(a) (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)   That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)   That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(b)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(c)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York State of New York, on July 22, 2021.
GALILEO ACQUISITION CORP.
By:
/s/ Luca Giacometti

Luca Giacometti
Chairman and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Name	Title	Date
/s/ Luca Giacometti Luca Giacometti	Chairman and Chief Executive Officer (Principal Executive Officer)	July 22, 2021
* Alberto Recchi	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	July 22, 2021
* Alberto Pontonio	Independent Director	July 22, 2021
* Robert Cohen	Independent Director	July 22, 2021
* Patrick S. Jones	Independent Director	July 22, 2021
* Galeazzo Pecori Giraldi	Independent Director	July 22, 2021
*By: /s/ Luca Giacometti Luca Giacometti Attorney-In-Fact